Form 20-F
period 2021-12-31
Pharvaris N.V.
filed 2022-03-29
CIK 1830487

;caia

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

The number of outstanding common shares as of December 31, 2021 was 33,151,881.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐No ☒

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain statements that are or may be forward-looking statements with respect to us, our industry and our business that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this Annual Report, including statements regarding our future financial condition, results of operations and/or business achievements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•	the expected timing, progress or success of our clinical development programs, especially for PHVS416 and PHVS719, which are in early-stage clinical trials;
•	risks associated with the COVID-19 pandemic, which may adversely impact our business, nonclinical studies and clinical trials, the timing of regulatory approvals and the value of our ordinary shares;
•	the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719 or any other product candidate that we may develop in the future;
•	our ability to market, commercialize and achieve market acceptance for our product candidates PHVS416 and PHVS719 or any of our other product candidates that we may develop in the future, if approved;
•	our ability to establish commercial capabilities or enter into agreements with third parties to market, sell and distribute our product candidates;
•	our dependence on third parties to perform critical activities related to the research, nonclinical safety and toxicology studies, development and manufacturing of our product candidates;
•	disruptions at the FDA and other government agencies;
•	the expense, time and uncertainty involved in the development and consistent manufacturing and supply of our product candidates, some or all of which may never reach the regulatory approval stage;
•	our ability to raise capital when needed and on acceptable terms;
•	our ability to enter into any new licensing agreements or to maintain any licensing agreements with respect to our product candidates;
•	our reliance on collaboration partners and licensees, whose actions we cannot control;
•	the willingness of private insurers and other payors to provide reimbursement for our products;
•	regulatory developments in the United States, the European Union and other jurisdictions;
•	the outcome and timing of price negotiations with governmental authorities;
•	our ability to compete in the pharmaceutical industry and with competitive generic products;
•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;
•	side effects or adverse events associated with the use of our product candidates;
•	our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;
•	a loss of any of our key personnel;
•	our estimates of market sizes and anticipated uses of our product candidates;
•	our estimates of future performance;
•	our estimates regarding anticipated operating losses, future revenues, expenses, capital requirements and our needs for additional financing;
•	our ability to comply with existing or future laws and regulations in a cost-efficient manner;
•	our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws;
•	our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting;
•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act or a foreign private issuer; and
•	changes in general market, political and economic conditions, including as a result of the current conflict between Russia and Ukraine.

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

You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to the Annual Report, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	Reserved
B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

•

Our business and operations may be adversely affected by a variety of events outside our control, including, but not limited to, outbreaks of infectious diseases such as the recent COVID-19 pandemic and political instability such as the recent conflict in Ukraine.

•

We are heavily dependent on the success of our product candidates PHVS416 and PHVS719, which are in early-stage development and have not yet been assessed for efficacy in a clinical trial. We cannot give any assurance that either product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval, be commercialized, or be differentiated in the market. If we are unable to successfully commercialize our product candidates, or experience significant delays in doing so, our business, financial condition, results of operations and prospects would be materially adversely affected.

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

To become and remain profitable, we must develop and eventually commercialize a product or products with significant market potential. This will require us to be successful in a range of challenging activities, including completing clinical trials of our product candidates, obtaining marketing approval for these product candidates and manufacturing, commercializing and selling those products for which we may obtain marketing approval. We may never succeed in these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our business and could impair our ability to raise capital, maintain our discovery and nonclinical development efforts, expand our business or continue our operations and may require us to raise additional capital that may dilute the ownership interest of shareholders. A decline in the value of our business could also cause shareholders to lose all or part of their investment.

We will need substantial additional funding to continue our operations. If we are unable to raise capital when needed or on acceptable terms, we may need to delay, reduce or terminate our product development programs and may be unable to continue as a going concern and could ultimately go into insolvency.

We expect our expenses to increase in parallel with our ongoing activities, particularly as we continue our discovery and nonclinical development to identify new clinical candidates and initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Because the outcome of any clinical trial or preclinical study is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. If we do not have sufficient cash and cash equivalents to fund the completion of the research, nonclinical studies and clinical development of our programs, we will be required to seek a significant amount of additional funds by raising additional equity, convertible financing or non-dilutive financing such as debt financing arrangements, strategic transactions or other means. We may also delay, reduce the scope of, eliminate or divest clinical programs, partner with others or divest one or more of our activities and consider other cost reduction initiatives, such as withholding initiation or expansion of clinical trials or research and slowing down patient recruitment of clinical trials. We may also be required to sell or license to others technologies or clinical product candidates or programs that we would prefer to develop and commercialize ourselves. In the event we are not able to generate sufficient funds from these measures, we may be unable to continue as a going concern, our business, financial condition and/or results of operations could be materially and adversely affected and we may ultimately go into insolvency.

In addition, even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our future funding requirements will depend on many factors, including:

•	the progress and cost of our discovery and nonclinical development;
•

the progress and cost of our clinical trials, including payments of patient cost, clinical investigator cost and payments to CROs that are assisting with our sponsored clinical trials, and other research and development activities;

•	the cost and timing of obtaining regulatory approval to commence further clinical trials;
•	the costs associated with any future investigator-sponsored clinical trials;
•	the cost of filing, prosecuting, defending and enforcing any patent applications, claims, patents and other intellectual property rights;
•	the cost and timing of obtaining sufficient quantities of our product candidates for clinical trials by establishing our contracted and/or own production capacities;
•	the costs and capital expenditures associated with process optimizations and nonclinical and clinical manufacturing;
•	the cost and timing to develop suitable formulations and manufacture final product;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;
•	the cost of acquiring or licensing additional products or technologies, if any;
•	the costs of any delays caused by the COVID-19 pandemic and associated restrictions;
•	the cost of preparing for launch and commercialization of our product candidates; and
•	the cost of operating as a public company in the United States.

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

Our consolidated financial statements are presented in euros. We mainly operate via our Dutch and Swiss entities, but we also conduct business in the United States and the United Kingdom. Therefore, we have expenses denominated in U.S. dollars and British pound sterling in connection with, among other things, our sponsored clinical trials, purchase of drug product for our clinical trials, process development and the prosecution and maintenance of our intellectual property portfolio. As a result, our business and share price may be affected by fluctuations between the euro and the U.S. dollar, the euro and the Swiss franc and the British pound sterling, which may have a significant impact on our reported results of operations and cash flows from period to period.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act requires management of public companies to develop and implement internal control over financial reporting and to evaluate the effectiveness thereof. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2021, we identified material weaknesses in the design of our internal control over financial reporting across the principles for each component of the COSO framework at the entity level (i.e. control environment, risk assessment, monitoring, information & communication and control activities) and accordingly, across our business and IT processes. The material weaknesses that we identified related to:

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

Although several oversight and control activities are performed, not all activities are formalized and documented properly throughout the year. In addition, where control activities are dependent on information used in a control, we have not always performed or documented controls to determine the completeness and accuracy of such information. We also did not always have controls in place to monitor control activities and identify control deficiencies. To remediate the identified material weaknesses we have taken, and continue to take, various actions including, among other things: (i) hiring additional qualified accounting and financial reporting personnel, (ii) further developing and documenting our risk assessment matrix and scoping, to identify key processes and controls, (iii) further developing and implementing our formal policies, processes, and internal controls relating to our key processes, including financial reporting; and (iv) conducting an assessment of accounting systems, and potential selection of a new accounting system in the future. As we continue with the remediation of our material weaknesses, we may determine that additional or other measures may be necessary to address and remediate the material weaknesses, depending on the circumstances and the Company needs. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. We cannot assure you that we will be able to successfully remediate these material weaknesses or that other material weaknesses will not be discovered in the future. If we do not remediate these issues or if we fail to design and operate effective internal controls in the future, it could result in material misstatements in our financial statements and potentially require us to restate our financial statements which may result in the trading value of our ordinary shares being materially and adversely affected.

     Our management is required to assess the effectiveness of our internal controls over financial reporting on an annual basis pursuant to SOX 404(a). However, our independent registered public accounting firm was not required to attest to the effectiveness of our internal control over financial reporting and will not be so required for as long as we are an “emerging growth company” under the JOBS Act. We could be an “emerging growth company” until December 31, 2026 (the last day of our fiscal year following the fifth anniversary of our initial public offering in February 2021).The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us as a U.S. public company and an assessment of the effectiveness of our internal control over financial reporting by an independent registered public accounting firm in accordance with the provisions of Section 404 could detect additional significant deficiencies or material weaknesses that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements, require us to incur the expense of remediation and investors may lose confidence in the accuracy and completeness of our financial reports which could cause the market price of our ordinary shares to decline and also restrict our future access to the capital markets.

We could be also subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Our tax liability may be materially different from what is reflected in our income tax provisions and related balance sheet accounts.

We are subject to taxation in the Netherlands, Switzerland, the United States, and other jurisdictions. Our future effective income tax rate may be impacted by a number of factors, including the geographic composition of our worldwide taxable income and our ability to allocate debt and expenses effectively. If legislators, tax authorities, or government agencies in the jurisdictions in which we operate were to change applicable tax laws and regulations (for example, as a result of the various global, regional and local initiatives to reform the international tax framework, such as the base erosion and profit shifting project undertaken by the Organization for Economic Co-operation and Development and anti-tax avoidance measures proposed by the European Committee) or successfully challenge the manner in which our income taxes are currently recognized or calculated or the transfer pricing policies employed by us (including policies set forth in any advance pricing agreements entered into with any taxing authorities), our income tax expense could increase, which would adversely impact our cash flow and profitability. Furthermore, in many of these jurisdictions, the tax laws and regulations are very complex and are open to different interpretations and application. The final determination of tax by means of an assessment or an audit could be materially different from our tax provisions and accruals and may negatively impact our financial results.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

Our ability to use our net operating losses, or NOLs, in the Netherlands and Switzerland is currently limited and may be further limited. In particular, the use of NOLs is subject to limitation in Switzerland and may expire if unused after a seven-year period. As of January 1, 2022 an indefinite loss-carry forward will apply in the Netherlands. However, both the carry forward (indefinite) and carry back (one year) tax loss relief will be limited to 50% of the taxable profit to the extent it exceeds EUR 1 million, calculated per financial year. As a result of transitional law, tax losses incurred in the financial years that started on or after January 1, 2013 also fall under the new scheme that came into effect on January 1, 2022 and will therefore be indefinite, but subject to the new limitations as of January 1, 2022.

Risks Related to the Development and Clinical Testing of Our Product Candidates

We are heavily dependent on the success of our product candidates PHVS416 and PHVS719 , which are in early-stage development and have not yet been assessed for efficacy in a clinical trial. We cannot give any assurance that either product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval, be commercialized or be differentiated in the market.

We do not have any drugs that have received regulatory approval and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenses for the foreseeable future will be devoted to the clinical development of our product candidates, PHVS416 and PHVS719, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates. To-date we only have data from preclinical studies and Phase 1 clinical trials in healthy volunteers. We have not conducted a head-to-head comparison of icatibant or any other drug candidate to PHA121 in a clinical trial. We have compared the published data for icatibant to data from our Phase 1 clinical trial of PHA121. Accordingly, the value of comparisons to icatibant in this Annual Report may be limited because they are not derived from a head-to-head trial and they are from trials that were conducted under different protocols at different sites and at different times. Without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved. Future clinical trials may not confirm our analyses to-date. The development of PHVS416 and PHVS719 has been and will continue to be a time-consuming and costly process, and may leave us with insufficient resources to advance other programs and product candidates. We cannot be certain that any PHA121-containing product candidate, including PHVS416 and PHVS719, will receive regulatory approval or be successfully commercialized, even if we receive regulatory approval.

The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, advertising promotion, commercialization and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA in the United States, the European Union and the EMA in Europe and regulatory authorities in other countries, with regulations differing from country to country. We will not be permitted to market our drug candidates in the United States or Europe until we receive approval of a New Drug Application, or NDA, from the FDA or a marketing authorization, or MA, from the European Commission (based on the positive opinion of the EMA), respectively. We have not submitted any marketing authorization applications for any of our product candidates. NDAs and MAs must include extensive nonclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. The nonclinical and clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of drug development, including failure to demonstrate efficacy or safety, the occurrence of adverse events that are severe or medically or commercially unacceptable, our or our partners’ failure to comply with trial protocols, applicable regulatory requirements, and industry standards, or a determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or be approved in accordance with our development plans or at all. We cannot guarantee that any nonclinical studies and clinical trials will be conducted as planned or completed on schedule, if at all, or that the results of such trials will be sufficient to support regulatory approval for our product candidates. Failure to obtain regulatory approval for any of our product candidates PHVS416 and PHVS719 or any other product candidate in the United States, Europe or other jurisdictions will prevent us from commercializing and marketing these products in such jurisdictions.

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

Our business and operations, including ongoing and planned clinical trials, may be adversely affected by a variety of events outside our control, including pandemics, epidemics or outbreaks of infectious diseases, such as the recent COVID-19 pandemic, and political instability, such as the conflict between Russia and Ukraine.

A wide variety of events beyond our control, including natural or man-made disasters, power shortages, fires, extreme weather conditions, pandemics, epidemics or outbreaks of infectious diseases, political instability or other events could disrupt our business or operations or those of our development partners, manufacturers, regulators or other third parties with whom we conduct business now or in the future. These events may cause businesses and government agencies to be shut down, supply chains to be interrupted, slowed, or rendered inoperable, and individuals to become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions. The ongoing spread of variants of the COVID-19 virus may continue to interrupt, or delay, our clinical trial activities, regulatory reviews, manufacturing activities and supply chain. The COVID-19 outbreak delayed, and may continue to delay, enrollment in our clinical trials due to prioritization of hospital resources towards the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approvals and commercialize our product candidates. For example, in 2020, we experienced an approximate two-month delay in starting the enrollment of our now completed Phase 1 multiple ascending dose study of PHA121 in healthy volunteers as a result of COVID-19. In addition, even with our distributed operations, employee vaccinations and our observation of social distancing measures, there remains the possibility that key personnel may become ill or are otherwise unable to work, which could affect our operations.

Furthermore, the spread of the virus may affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials, and the inability of our CDMOs to provide supplies of our product candidates for our planned clinical trials, on a timely basis or at all. Further, it may impact the ability of our CROs, including nonclinical CROs, to provide services to support our clinical program. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition and results of operations. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and the actions to contain COVID-19 or treat its impact, including among other things, the effectiveness and outreach of COVID-19 vaccines. If we are unable to meet our milestones it might jeopardize our funding opportunities.

In addition, the COVID-19 pandemic caused, and is likely to result in further, significant disruptions and uncertainties in global financial markets, which may reduce our ability to access capital on favorable terms or at all. A recession, depression or other sustained adverse market event resulting from the spread of COVID-19 could also materially and adversely affect our business and the value of our ordinary shares. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is uncertain and subject to change. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our clinical and nonclinical development operations, manufacturing activities, the supply chain for our ongoing and planned clinical trials and our ability and need to raise additional capital to support our operations.

Moreover, unforeseen global events, such as the armed conflict between Russia and Ukraine, could adversely impact our business and operations. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and also adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our RAPIDe-1 study includes a significant number of patients in Germany, Poland and Bulgaria. A further escalation of the conflict in Ukraine may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Our ability to conduct clinical trials in these regions may also become restricted under applicable sanctions laws, which may require us to identify alternative trial sites. Any of the foregoing could impede the execution of our clinical development plans, which could materially harm our business.

Disruptions at FDA, EMA and other government agencies caused by funding shortages or global health concerns such as COVID-19 could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA, EMA and other comparable government agencies to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect their ability to perform routine functions. Government funding of government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA, EMA and other agencies may also slow the time necessary for new drugs or modifications to cleared or approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For instance, in response to COVID-19, on March 10, 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products. While the FDA subsequently restarted some inspections, following the spread the Omricron COVID-19 variant, such inspectional activities were postponed again. Foreign pre-approval and for-cause inspection assignments that are not deemed mission-critical remain temporarily postponed, while those deemed “mission-critical” are being considered for inspection on a case-by-case basis. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. In addition, regulatory agencies have generally reduced face-to-face interactions relative to the pre-pandemic situation which may impact our ability to reach consensus with regulators. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA, EMA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA, EMA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We may not be able to design and develop an extended-release formulation.

Our current strategy includes developing an extended-release formulation for the PHA121 prophylactic indication. To date, we have studied a prospective extended-release formulation only in a single clinical study in healthy volunteers. We are planning to conduct an open-label, multiple dose study to assess the PK and safety of the extended-release formulation. If we pursue this development strategy, we expect to file for and obtain patents covering the specific formulation developed, as well as its use for the treatment of HAE. There can, however, be no assurance that such an extended-release formulation will be successfully developed in a timely manner, that adequate patent protection can be obtained or that any such formulation would provide us with a commercial advantage. If we are unable to develop this extended-release formulation on our own, we may need to in-license patented technology to do so. Many third parties have patents covering technologies and manufacturing processes needed to develop and make extended-release formulations and there can be no assurance that we would be able to obtain rights to such patents on attractive financial terms, if at all.

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

Clinical trials are expensive and complex. Each trial can take many years to complete and have uncertain outcomes. Failure of a product can occur at any stage of the testing, including later phases of clinical trials despite having progressed through preclinical and nonclinical studies and early phase clinical trials, for a variety of reasons, such as changes in formulation of the product, differences in patient populations, changes in trial and manufacturing protocols and complexities of larger, multi-center trials, among others. The results from nonclinical studies or early phase clinical trials of a product candidate may not predict the results that will be obtained in later phase clinical trials of the product candidate. For example, we have established proof-of-mechanism for PHA121 and have designed and advanced our future clinical development program based on a clinical trial that assessed a surrogate assessment, as well as modelling of our results from that trial with additional in vitro and in vivo data and comparisons to published results for other currently available products from different trials. We may not be able to replicate these results or analyses in future clinical trials that assess the endpoints required to obtain regulatory approval. We, the FDA or other applicable regulatory authorities may suspend or terminate clinical trials of a product candidate at any time for numerous reasons, including, but not limited to, a belief that subjects participating in such trials are being exposed to unacceptable health risks or adverse side effects, or other adverse experiences or findings. Even if clinical trials are successful, before granting approval to any product candidate, regulatory authorities can request additional clinical trials, including with larger patient numbers, find deficiencies in the manufacturing processes or facilities upon which we rely and change their approval policies or regulations or their prior guidance to us during clinical development in a manner that renders our clinical data insufficient for approval.

We have, and may continue to experience numerous setbacks during, or as a result of, the clinical trial process that could delay or prevent the commencement, conduct and completion of clinical trials or the commercialization of our current and any future programs, such as:

•

delays in reaching a consensus with regulatory agencies on the design or implementation of our clinical trials, including with respect to our strategy for sharing Phase 1 and Phase 2 data between PHVS416 and PHVS719 programs and designs for improving the efficiency of our clinical development path;

•	delays in obtaining regulatory approval or ethics committee approval to commence a clinical trial;
•	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;
•	failure of CROs to adequately supervise investigators;
•	failure to recruit sufficient investigators or recruit and enroll sufficient subjects for our clinical trials in a timely manner or at all, including due to the COVID-19 pandemic;
•	delay or failure in having subjects complete a trial or return for post-treatment follow-up, including due to the COVID-19 pandemic; or the escalation of the ongoing conflict in Ukraine;
•	failure to obtain and maintain the required institutional review board, or IRB, or ethics committee approval at each clinical trial site;
•	clinical sites or investigators deviating from trial protocol or dropping out of a trial;
•	lack of adequate funding to continue a clinical trial;
•	delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for advanced clinical trials;
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

Before commencing clinical trials, we are required to apply to country-level regulators before opening sites in their countries. In connection with the expansion of CHAPTER-1, one European country regulator has requested that we provide RAPIDe-1 data before commencing CHAPTER-1 in their country.  We have resubmitted our application with additional support, but if we are not able to timely receive their approval or enroll additional patients at sites in other countries, we may not be able to complete CHAPTER-1 on our anticipated timeline.

Moreover, principal investigators for our clinical trials may serve as scientific advisers or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

If we suffer any material delays, negative results or other setbacks in our clinical trials or nonclinical studies or if our clinical trials are put on clinical hold or terminated, we may incur increased costs or be unable to continue development of PHA121, including our product candidates PHVS416 and PHVS719, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented and expenses for development of our product candidates could increase.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to demonstrate safety and efficacy. We are currently conducting early phase clinical trials and have commenced a Phase 2 trial in the on-demand setting and a Phase 2 trial in the prophylactic setting which we expect will provide critical data for dose selection for late phase clinical trials. We do not know whether planned or ongoing clinical trials will enroll subjects in a timely fashion, require redesign of essential trial elements or be completed on our projected schedule. In particular, because we are focused on patients with HAE, which is a rare disease, our ability to enroll eligible patients in trials may be limited or may result in slower enrollment than we anticipate. In addition, competitors have ongoing clinical trials for product candidates being studied for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment can also be affected by a number of other factors including:

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
•

feedback from the FDA, EMA and any comparable foreign regulatory authority, data safety monitoring boards, or a comparable foreign regulatory authority, or results from earlier stage or concurrent nonclinical studies and clinical trials, that might require modifications to the protocol;

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

Clinical trials are conducted in a limited sample of the patient population for the disease or condition under study; the actual patient population may have significantly more variability than the clinical trial subjects. In addition, clinical trials are, by design, limited with respect to the number of subjects, the duration of exposure to the product candidate, and by inclusion and exclusion criteria to a restricted composition of the overall patient population. As a result of such limitations, we cannot be sure that all side effects of our product candidates may be uncovered during our clinical trials or that a complete safety profile of our product candidates will be identified. Further, even larger clinical trials may not identify rare serious adverse effects or the duration of such studies may not be of sufficient length to identify when those events may occur. There have been other products that have been approved by the regulatory authorities but for which safety concerns have been uncovered following approval. Such safety concerns have led to labeling changes, the imposition of other regulatory requirements (e.g., Risk Evaluation and Mitigation Strategy or REMs, or post-authorization safety studies, or PASS) or withdrawal of products from the market, and any of our product candidates may be subject to similar risks.

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and nonclinical (animal) studies, they may not prove to be safe or effective in subsequent clinical trials. For example, the results of animal studies may not accurately predict human experience. Likewise, early clinical trials may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. In this Annual Report we discuss the potency of PHA121 as shown in preclinical and Phase 1 clinical trials. Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy. We do not yet have data from any PHA121 Phase 2 clinical trial to evaluate the potential therapeutic efficacy of PHA121 in HAE patients. The results of preclinical studies and early clinical trials, as well as data from interim analysis of ongoing clinical trials, may not be predictive of the results of ongoing or future clinical trials.

In addition, the studies and trials of other products with similar mechanisms of action to our product candidates may not be predictive of our clinical trial results. There can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Product candidates in later phase clinical trials may fail to show the desired safety and efficacy traits despite having progressed through nonclinical studies and earlier clinical trials. In addition to the safety and efficacy trials of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that our product candidates will as well which may have an adverse effect on our business and the value of the ordinary shares.

We may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm our research and development activities.

Certain laws and regulations relating to drug development require us to test our product candidates in pre- and nonclinical animals before initiating clinical trials involving humans. Pre- and nonclinical animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed. In addition, there is a constrained supply of some types of animals for research and nonclinical studies which has arisen as a consequence of the COVID-19 pandemic. This reduction in supply and the prioritization for COVID19-related studies have severely restricted the availability of some types of animals for other pharmaceutical development programs, and has the potential to significantly delay the nonclinical toxicology and developmental and reproductive toxicity studies.

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

Since the 1990s, many companies have tried but failed to discover oral B2 antagonists, as the bradykinin- B2-receptor proved to be a difficult target for the development of orally available antagonists. Current treatment guidelines also recommend against the use of the traditionally used oral HAE medications, such as antifibrinolytics (tranexamic acid or epsilon aminocaproic acid), due to limited efficacy. As our product candidates are based on novel technologies, it is difficult to predict the time or costs associated with the regulatory approval process or be certain of our ability to successfully commence, conduct, and complete clinical development, or obtain the necessary regulatory and reimbursement approvals required for the commercialization of our product candidates PHVS416 and PHVS719. As discussed under “—Risks Related to the Development and Clinical Testing of Our Product Candidates—We may experience setbacks in our clinical trials, including delays in commencing, conducting or completing our clinical trials, as well as inconclusive or negative results, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects,” we or our partners may experience any number of unfavorable outcomes during or as a result of nonclinical studies and clinical trials which could delay or prevent regulatory approval of our product candidates, or negatively impact our management’s credibility, our value and our operating results.

We may invest substantial time and resources in preclinical and nonclinical studies, clinical trials, manufacturing and the preparation and submission of various regulatory applications without any assurance that we will obtain regulatory approval or recoup our investment. The FDA and other regulatory authorities exercise substantial discretion with respect to the development and approval of drug product candidates. The number, size and design of nonclinical studies and clinical trials that will be required for regulatory approval will vary depending on the program, the primary indication and the specific regulations and guidance documents applicable to any particular program. The FDA and other regulatory authorities can delay, limit or deny (i) clinical trial development (e.g., placing a clinical trial under clinical hold) and (ii) approval of a program for many reasons, including:

•	manufacturing related issues or concerns;
•	concerns relating to the product candidate’s safety or efficacy;
•	concerns relating to the design, control or conduct of nonclinical studies and clinical trials including the use of placebo or active controls in blinded studies;

•	negative or ambiguous results of any nonclinical study or clinical trial;
•	concerns relating to the sufficiency of clinical trial results;
•	the failure of more advanced clinical results to confirm positive results from preclinical studies or earlier clinical trials; or
•	the development or observation of unexpected safety issues, adverse events or adverse side effects.

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

There can be no assurance that we will be able to maintain orphan drug status.

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. In the European Union, after a recommendation from the EMA’s Committee for Orphan Medicinal Products, the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition either affecting not more than five in 10,000 persons in the European Union or when, without incentives, it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development. Orphan drug exclusivity confers market exclusivity, subject to certain limitations, upon the first product to receive marketing approval by the relevant regulatory authority for the jurisdiction and entails the right to market exclusively the product for the specified indication, during a maximum of ten years for the European Union and during a period of seven years in the United States. The period of exclusivity in the European Union may be reduced to six years if, at the end of the fifth year, the product no longer meets the criteria for orphan drug designation if, among other things, it is established that the product is sufficiently profitable not to justify market exclusivity.

On March 18, 2022, the FDA granted orphan drug designation to PHA121, the active ingredient in our PHVS416 and PHVS719 product candidates for treatment of bradykinin-mediated angioedema. Even though we have obtained orphan drug exclusivity for PHA121 in the U.S., an approval may be granted to other applicants of a similar product for the same indication if we are unable to supply sufficient quantities of the product, we consent to such an approval, or if the product of a second applicant is deemed to be clinically superior to our product. Changes to the current regulatory frameworks governing orphan drugs may also impact existing and future market exclusivities provided as a result of orphan drug designation. Even if we were to succeed in maintaining market exclusivity for products through orphan drug status, the orphan drug regulations would not preclude competitors from developing or marketing different products for the same indications to which our programs are directed, or from independently developing versions of our products for different indications. Further, we may lose orphan drug exclusivity if the FDA determines that the request for designation was materially defective. If we fail to obtain or maintain orphan exclusivity for PHA121 or any future products, or if the commercial value of market exclusivity is diminished, our competitive position or financial and commercial prospects could be materially adversely affected.

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

The FDA, or other regulatory authorities, may also impose significant limitations on the uses or marketing of our approved product candidates, which could reduce the potential market for any products. The FDA and other regulatory authorities closely regulate the post-approval advertising, promotion, and commercialization of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products and if we promote our products beyond their approved indications or in other ways that violate FDA requirements, we may be subject to enforcement action for, among other things, off-label promotion. In the EU, promotion of prescription-

only drugs to the general public as well as off-label promotion are strictly prohibited and can result in significant fines and reputational damage. For the United States, alleged, or potential violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws. Advertising, promotion, and marketing activities may also give rise to litigation by competitors.

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

Since its enactment there have been judicial, Presidential and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA. While Congress has not enacted legislation to comprehensively repeal the ACA, at least two bills affecting the implementation of the ACA have been signed into law, including the repeal, effective January 1, 2019, of the tax based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate.” In December 2018, a federal district court in Texas ruled that the ACA’s individual mandate, without the penalty that was repealed effective January 1, 2019, was unconstitutional and could not be severed from the ACA. As a result, the court ruled the remaining provisions of the ACA were also invalid. The Fifth Circuit Court of Appeals affirmed the district court’s ruling that the individual mandate was unconstitutional, but it remanded the case back to the district court for further analysis of whether the mandate could be severed from the ACA (i.e., whether the entire ACA was therefore also unconstitutional). The Supreme Court of the United States granted certiorari on March 2, 2020, heard oral arguments on the case on November 10, 2020, and on June 17, 2021 issued its opinion ruling that Texas and other states that initially challenged the individual mandate did not have standing.

Further, the Trump administration took several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. An under-staffed FDA could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications within the established Prescription Drug User Fee Act time frames, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. While the Biden administration has proposed to repeal or roll-back certain of the actions taken by the Trump administration, in the coming years, legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates. As such, we cannot predict what effect the ACA or other healthcare reform initiatives that may be adopted in the future will have on our business.

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

Further, in the United States, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products. For instance, on September 13, 2020, President Trump issued an executive order directing the Secretary of Health and Human Services to pursue implementation of two new payment models under which Medicare would test whether paying no more than the “most-favored-nation” price for certain included drugs and biological products covered under Part B and Part D, respectively, would mitigate poor clinical outcomes and increased Medicare expenditures associated with high drug costs. If this executive order is implemented, the “most-favored-nation” price would generally reflect the lowest price, after certain adjustments, for a pharmaceutical product sold in an economically comparable member country of the Organisation for Economic Co-operation and Development. On December 28, 2020, the U.S. District Court for the Northern District of California issued a preliminary injunction halting implementation of the executive order nationwide pending completion of the notice and comment process, and on August 10, 2021, the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, published a proposed rule that would rescind the “most-favored nation” pricing model for Medicare Part B drugs.  However, the U.S. Congress continues to conduct inquiries into the prescription drug industry’s pricing practices, and at the state level in the United States, legislatures are also increasingly passing legislation and states are implementing regulations designed to control spending on, and patient out of pocket costs for, drug products.

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

If we cannot manufacture our product candidates in sufficient amounts, with CDMOs or ourselves, at acceptable costs and on a timely basis, we may be unable to supply sufficient product candidates for nonclinical studies or clinical trials or to support commercialization of our product candidates, if approved.

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

In addition, we currently rely on a small number of CDMOs for the production of certain of our product candidates and, as a result, face certain additional risks relating to our manufacturing operations. A single significant disruptive event at the manufacturing operations of one of our CDMOs can have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, one of our CDMOs is located in the United Kingdom and we cannot rule out the possibility of delays in obtaining our product candidates as a result of changes in the governing regulatory framework, including import/export restrictions, due to Brexit. Business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For instance, if we were to experience an unexpected loss of supply, or if our CDMOs are unable to meet our demand for our product candidates or their services, we could experience delays in our research and development activities, planned clinical trials or commercialization of approved products. In the first quarter of 2021, we learned that one of our CDMOs discovered a packaging issue with certain batches of packaging of softgel capsules for our RAPIDe-1 trial. The issue was investigated and we commenced the RAPIDe-1 trial for on-demand treatment of HAE attacks in February 2021. Finding alternative CDMOs or suppliers of acceptable quality who can deliver appropriate volumes at acceptable cost may be challenging. Moreover, the long transition periods involved in the change of CDMOs and suppliers, if necessary, would significantly delay our clinical trials and the commercialization of our product candidates, if approved.

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

As a result of our clinical development, we will have access to very sensitive data regarding the patients enrolled in our clinical trials, and our current and future product candidates will rely on the use of patient and donor data and material. This data will contain information that is personal in nature, and the maintenance of this data is subject to certain privacy-related laws, which impose administrative burdens, substantial costs and litigation risks upon us, such as the rules promulgated by the U.S. Department of Health and Human Services under the U.S.Health Insurance Portability and Accountability Act, or HIPAA, and U.S. state privacy laws. These rules inter alia require that written authorizations from patients are obtained and that policies, procedures and reasonable and appropriate security measures are implemented that protect individually identifiable health and other information we receive and to ensure that such information is used only as authorized by the patient. If the patient fails to execute an authorization or the authorization fails to contain all required provisions, then we will not be allowed access to the patient’s information and our research efforts can be substantially delayed. Also, any violations of these rules by us could subject us to civil and criminal penalties and adverse publicity and could harm our ability to initiate and complete clinical trials.

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

We do not expect to generate product revenues in the foreseeable future. If our product candidates PHVS416 and PHVS719 or any other program that we may pursue fails, we will have to develop, acquire or license new programs. Our product candidates, as well as any other programs we may pursue, could be unsuccessful if they:

•	do not demonstrate acceptable safety or efficacy in nonclinical studies or clinical trials or otherwise do not meet applicable regulatory standards for approval;
•	generate unacceptable adverse side effects;
•	do not offer therapeutic or other improvements over existing or future products used to treat the same conditions;
•	are not accepted in the medical community or by insurers, either public or private; or
•	are not capable of being produced and delivered to patients in commercial quantities at acceptable costs.

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

As with all pharmaceutical products, use of our product candidates could be associated with side effects or adverse events, which can vary in severity and frequency. Side effects or adverse events associated with the use of our product candidates may be observed at any time, including in clinical trials or once a product is commercialized, and any such side effects or adverse events may negatively affect our ability to obtain regulatory approval or market our product candidates. Side effects or adverse events associated with the use of our product candidates could result in a label change, require us to perform additional studies or halt development or sale of these product candidates or expose us to product liability lawsuits, which will harm our business. We may be required by regulatory agencies to conduct additional nonclinical studies or clinical trials regarding the safety of our product candidates, which we have not planned or anticipated. We cannot provide any assurance that we will resolve any issues related to any product-related side effects or adverse events to the satisfaction of the FDA or any regulatory agency in a timely manner or ever, which could harm our business, prospects and financial condition.

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

The development and commercialization of new drug products is highly competitive. We face competition with respect to our current product candidates and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. As discussed under “ITEM 4. INFORMATION ON THE COMPANY—B. Business overview—Competition,” there are several licensed therapies for HAE and we are aware of a number of HAE therapies in clinical development. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

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

Many of the companies against which we are competing or we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, nonclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

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

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by the CMS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

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

We rely on CROs, independent clinical investigators, clinical data management organizations, consultants and other third-party firms to design, conduct, supervise and monitor clinical trials. We and these third parties are required to comply with extensive regulations, including good clinical practices, or GCP, which are enforced by the competent authorities of the member states of the European Economic Area, or EEA, the FDA and other comparable regulatory authorities; GCP are intended to ensure that the health, safety and rights of patients are protected in clinical development and clinical trials, and that trial data integrity is assured. In fact, as sponsor of the clinical trials, GCP compliance remains our responsibility. Regulatory authorities ensure compliance with these requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. If we or any of these third parties fail to comply with applicable requirements, clinical trials may be put on “clinical hold,” the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with such requirements. In addition, our clinical trials must be conducted with products that are cGMP produced. Failure to comply with these regulations may result in a clinical hold or require us to repeat nonclinical studies and clinical trials, which would delay the regulatory approval process.

Third-party staff are not our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical and nonclinical programs and meet their quality and other requirements. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the product or clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be put on hold, extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our operations and the commercial prospects for our product candidates in development would be harmed, our costs could increase and our ability to generate revenues could be delayed.

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

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of nonclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed and otherwise adversely affected. Any such event could have a material adverse effect on our business, financial condition, results of operations and prospects.

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
•

disputes may arise between us and our third-party collaborators and service provider that cause the delay or termination of the development, manufacturing, supply or commercialization of our product candidate, or that result in costly litigation or arbitration that diverts management’s attention and resources; and

•

if a current or future third-party collaborator or service provider of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

As a result, if any third parties upon which we are dependent fail or are unable to perform, our development programs and candidate products could be materially adversely affected.

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

Sales, commercialization and business arrangements in the healthcare industry are generally subject to extensive laws and regulations intended to prevent fraud, misconduct, bribery (e.g. kickbacks), self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws and regulations could also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our nonclinical studies or clinical trials, which could result in enforcement and/or sanctions and cause serious harm to our reputation.

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

As of March 10, 2022, our significant shareholders beneficially owned ordinary shares representing approximately 62.01% of our outstanding ordinary shares. For more information regarding our significant shareholders, please see “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—A. Major Shareholders.”

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

Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or our Articles of Association and (if it concerns a distribution of profits) after adoption of our statutory annual accounts by our general meeting from which it appears that such distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distribution from our reserves will be at the discretion of the Board and will depend upon a number of factors, including our results of operations, earnings, cash flow, financial condition, future prospects, contractual restrictions, capital investment requirements, restrictions imposed by applicable law and other factors considered relevant by the Board.

Under our Articles of Association, if any preferred shares are or have been outstanding, a dividend is first paid out of the profit, if available for distribution, to the holders or former holders, as applicable, of those preferred shares to the extent they are entitled to such distribution under our Articles of Association, which we refer to as our preferred dividend. Thereafter, our Board may decide that all or part of our remaining profits shown in our adopted statutory annual accounts will be added to our reserves. After such reservation of any such profits, any remaining profits will be at the disposal of the general meeting at the proposal of our Board for distribution on our ordinary shares, subject to the applicable restrictions of Dutch law. Our Board is permitted, subject to certain requirements, and applicable restrictions of Dutch law, to declare interim dividends without the approval of the general meeting. Dividends and other distributions shall be made payable no later than the date determined by the Board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

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

As of December 31, 2021, we had €209.4 million in cash and cash equivalents. Our management has broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our ordinary shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our ordinary shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

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

We had a total of 33,151,881 ordinary shares outstanding as of March 10, 2022. If our existing shareholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620I, which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5610, which requires an issuer to disclose within four business days any waiver of the code of conduct that has been granted to directors and officers.  In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of annual reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP, rather than IFRS, as issued by IASB. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost, and we would still be required to prepare financial statements in accordance with IFRS as adopted by the European Union as required by Dutch law. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on United States stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

We may take advantage of these provisions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company on December 31, 2026 (the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering in February 2021) or earlier if we have more than $1.07 billion in annual revenues, are deemed to be a “large accelerated filer” under the rules of the SEC, or issue more than $1.0 billion of nonconvertible debt over a three-year period. We may also choose to take advantage of some but not all of these reduced burdens. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this Annual Report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

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

In this respect, certain provisions of our Articles of Association may make it more difficult for a third-party to acquire control of us or effect a change in the composition of our Board:

•

a provision that our directors being appointed on the basis of a binding nomination prepared by our Board, which can only be overruled by the general meeting by a resolution adopted by a two-thirds majority of the votes cast, representing more than half of our issued share capital (in which case the Board shall make a new nomination);

•

a provision that our directors may only be dismissed by the general meeting by a two-thirds majority of the votes cast representing more than half of our issued share capital, unless the dismissal is proposed by our Board in which latter case a simple majority of the votes cast would be sufficient;

•

a provision which allows the most recent (former) chairman of our Board or our most recent (former) chief executive officer to be charged with our management if all of our directors are absent or incapacitated; and

•	requirements that certain matters, including an amendment of our Articles of Association, may only be resolved upon by our general meeting if proposed by our Board.

In addition, Dutch law allows for staggered multi-year terms of our directors, as a result of which only part of our directors may be subject to appointment or re-appointment in any one year.

Dutch cooling-off period in face of shareholder activism or hostile take-over.

Our Board can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more directors (or to amend any provision in the Articles of Association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our board of directors believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint directors (or amend the provisions in the Articles of Association dealing with those matters) except at the proposal of our Board.

During a cooling-off period, our Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

•our Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

•our Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

•other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

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

Under the United States Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and the expected price of our ordinary shares in this offering, we do not believe we were a PFIC in 2021 and we do not expect to be a PFIC for our current taxable year or in the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs. Whether we or any of our subsidiaries will be a PFIC in 2022 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty; because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Accordingly, there can be no assurance that we will not be a PFIC in 2022 or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material United States and Dutch Income Tax Considerations— Material U.S. Federal Income Tax Considerations to U.S. Holders”) holds our ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. Holder holds our ordinary shares even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. Holder may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. There is no assurance that we will provide information that will enable investors to make a qualified electing fund election, also known as a QEF Election, which could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For further discussion, see “ITEM 10. ADDITIONAL INFORMATION—E. Taxation—Material United States and Dutch Income Tax Considerations—Material U.S. Federal Income Tax Considerations to U.S. Holders.”

General Risk Factors

Our internal computer systems, or those used by our clinical investigators, contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage from cyber-attacks or intrusions, including by computer hackers, foreign governments, foreign companies or competitors, or may be breached by employee error, malfeasance or other disruption. A breakdown, invasion, corruption, destruction or interruption of critical information technology systems could negatively impact operations. If our systems or those of our contractors or consultants are damaged, fail to function properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, financial condition or results of operations. For example, the loss of clinical trial data from clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could be subject to significant fines, penalties or other liabilities and the development and commercialization of our product candidates could be delayed, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Some of the federal, state and foreign government requirements also include obligations of companies to notify regulators and/or individuals of security breaches involving personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Even though we may have contractual protections with such vendors, contractors, or other organizations, notifications and follow-up actions related to a security breach could impact our reputation and cause us to incur significant costs. Any failure to prevent or mitigate security breaches or improper access to, use, disclosure or other misappropriation of our data or consumers’ personal data could result in significant liability under state (e.g., state breach notification and privacy laws), federal (e.g., the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and the Health Information Technology for Economic and Clinical Health Act (HITECH Act)) and international laws (e.g., the GDPR). For example, a breach impacting personal data which is subject to the GDPR could result in fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims for financial or non-financial loss by affected individuals. To the extent that any disruption or security breach resulted in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed. For example, the loss of or damage to clinical trial data, such as from completed or ongoing clinical trials, for any of our product candidates would likely result in delays in our marketing approval efforts and significantly increased costs in an effort to recover or reproduce the data.

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

Our share price has been highly volatile. In addition, because of our relatively small public float our ordinary shares may be less liquid than the ordinary shares of companies with broader public ownership and trading of a relatively small volume of our ordinary shares may have a greater impact on the market price for our ordinary shares than would be the case if our public float were larger. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including, but not limited to:

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

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our efforts to comply with the requirements of being a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements have, and are expected to continue to, increase our legal and financial compliance costs and have made some activities more time- consuming and costly. For example, the rules and regulations applicable to us as a public company make it more difficult and more expensive for us to obtain director and officer liability insurance, which can make it more difficult for us to attract and retain qualified members of our Board. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance may evolve over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

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

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, PHA121, is a novel, small-molecule bradykinin B2-receptor antagonist for the treatment of hereditary angioedema, or HAE. Bradykinin-B2-receptor inhibition is a clinically validated mechanism for the treatment of HAE, as demonstrated by icatibant, which is a bradykinin B2-receptor antagonist approved in Europe in 2008 and in the United States in 2011 (as FIRAZYR). We designed PHA121 to improve upon the therapeutic profile of existing therapies and, through oral delivery, to provide patients with quality of life and convenience that is superior to current standard-of-care HAE treatments, which are injectables. We believe PHA121 has the potential to provide a safe, effective and convenient option for both acute and prophylactic treatments of HAE, in the form of our PHVS416 on-demand rapid exposure product candidate, and for prophylaxis of HAE, in the form of our PHVS719 small daily dose extended-release product candidate. We believe that our product candidates may address a broader range of angioedema attacks than other available treatments since PHA121 blocks the actual signal that leads to angioedema (the interaction of bradykinin, or BK, with the bradykinin B2 receptor), rather than an upstream signal. By blocking the action of bradykinin, we can prevent its aberrant signaling regardless of the pathway that generates it. In our completed Phase 1 trials to-date, we have observed that PHA121 was orally bioavailable and well tolerated at all doses studied, with approximately dose-proportional exposure. We also have successfully demonstrated proof-of-mechanism through a clinical pharmacodynamics, or PD, assessment with the bradykinin challenge, which had been utilized as a validated surrogate assessment for dose selection in the icatibant development program. The data also allowed us to compare the projected therapeutic performance of PHA121 with that of icatibant, but we do not yet have data from the PHA121 Phase 2 study. We plan to efficiently progress PHA121 through clinical development for on-demand and prophylactic use with our on-demand product candidate, PHVS416, and extended-release product candidate, PHVS719, respectively. We commenced our RAPIDe-1 Phase 2 clinical trial of PHVS416 in February 2021 and expect to have Phase 2 data for the acute treatment of patients with HAE attacks in the fourth quarter of 2022. We also commenced a Phase 2 clinical trial for prophylaxis in 2021 using twice-daily dosing of the PHVS416 softgel capsules. Our primary objective with this trial is to assess the safety profile of PHVS416 dose regimens for prophylactic treatments in HAE patients. We also initiated a Phase 1 clinical trial with PHVS719 in 2021 to assess pharmacokinetics of the extended-release formulation. Our agent for service of process in the United States is Dr. Morgan Conn, who is registered in 1 Cranberry hill Suite 300, Lexington, MA 0241, USA.

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

Our principal capital expenditures since inception have been our research and development expenses, as more fully described elsewhere in this Annual Report.

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

Overview

PHA121 is a novel, highly potent inhibitor and selective small molecule bradykinin B2-receptor antagonist and, to our knowledge, the only orally available bradykinin B2-receptor antagonist currently in development. PHA121 has been observed to be a potent inhibitor in vitro as assessed using human recombinant bradykinin B2 receptors (150 pM); ex vivo as studied against endogenous bradykinin B2 receptors in a human umbilical vein model (350 pM); and in vivo in the human bradykinin-challenge model (170 pM). Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy. We do not yet have data from any PHA121 Phase 2 clinical trial to evaluate the potential therapeutic efficacy of PHA121 in HAE patients. PHA121 demonstrated 5000-fold selectivity for the bradykinin B2 receptor when compared to approximately 170 other molecular targets, including the bradykinin B1 receptor. We designed PHA121 as a new chemotype with properties compatible with oral delivery. We are developing PHA121 for the on-demand setting as PHVS416, which is delivered in a softgel capsule designed to rapidly treat symptoms with a single dose. We are also developing PHA121 for the prophylactic setting as PHVS719, which is a small daily dose tablet with an extended-release formulation designed for the patient to achieve a steady-state plasma concentration within 72 hours.

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

Global sales of treatments for HAE in 2021 were estimated at approximately $2.4 billion and, according to public research reports, are forecast to grow at an approximately 9% compound annual growth rate to $4.3 billion through 2027. Current approved products treat acute HAE attacks in an on-demand setting or seek to prevent or reduce future HAE attacks in a prophylactic setting. Each of these products generally works in one of the following ways: inhibiting the bradykinin B2 receptor, replacing the deficiency in C1-INH activity, or inhibiting plasma kallikrein. Currently most standard-of-care therapies are administered by injection, which patients can find challenging despite their efficacy because these therapies often result in painful injection-site reactions (leading some patients to delay treatment and risk attacks), are time consuming to receive (as some need to be administered in a clinic), and are difficult to carry and/or store. We believe HAE patients need alternatives that better meet their objectives for ease of disease treatment, disease control, and improved quality of life. We anticipate that there will be strong interest in safe and effective, orally delivered, small-molecule treatments that can match or improve upon the efficacy profile of existing therapies.

Based on results observed from our three completed clinical trials to-date, we believe our product candidates that contain PHA121 will demonstrate advantages and differentiation relative to currently approved HAE therapies and other oral therapies in clinical development. Namely, PHA121’s bradykinin- B2-receptor-inhibition mechanism has a well-established clinical therapeutic profile in a currently approved product in the rapid treatment of acute HAE attacks. We have observed greater potency for PHA121 compared to icatibant in our early clinical trials, potentially resulting in both a smaller therapeutic dose and a longer duration of effect. We evaluated the PD and PK of PHA121 in a bradykinin-challenge model in healthy subjects. The bradykinin challenge was validated as a surrogate assessment for dose selection in the original development program for icatibant, as reviewed by the FDA and the EMA. The clinical dose of icatibant established with the bradykinin challenge has demonstrated successful treatment of HAE attacks in multiple randomized clinical trials and over 10 years of clinical experience. We conducted a proof-of-concept clinical trial testing the effects of BK in healthy volunteers in our bradykinin-challenge trial, where we evaluated the effect of PHA121 on cardiovascular parameters affected by bradykinin such as blood pressure, heart rate and cardiac output in healthy volunteers. We observed that PHA121 was more potent in blocking the effects of BK in humans than icatibant, when comparing the PHA121 results of the trial to published data on icatibant. The data from this trial allowed us to generate a PK/PD correlation model. Based on this model and published data on icatibant, we predict the duration of effect for a single oral dose of 12 mg PHA121 will exceed that of 30 mg of icatibant and a single oral dose of 22 mg PHA121 will cover the same duration of effect as two icatibant injections of 30 mg administered six hours apart. Furthermore, analysis based on the results from this trial suggest that therapeutic doses of PHA121 may be at least 20 times smaller than the doses required for oral kallikrein inhibitors in development. In addition, we believe that the observed PK profile of our compound demonstrates the potential of PHVS719 as a prophylactic treatment of HAE by achieving steady-state plasma concentrations within 72 hours. The BK-challenge data was generated in a Phase 1 clinical trial, and we do not yet have data from any PHA121 Phase 2 clinical trial to evaluate the potential efficacy of PHA121 in HAE patients. We have not conducted a head-to-head comparison of icatibant to PHA121 in a clinical trial but have compared the published data for icatibant to data from our Phase 1 clinical trial of PHA121. Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy.

We have commenced a Phase 2 clinical trial, RAPIDe-1, that will evaluate angioedema symptom relief within four hours of different doses of PHVS416 or placebo while treating acute attacks of patients. We anticipate having Phase 2 data from RAPIDe-1 in the fourth quarter of 2022. Additional trials may be required by the FDA, EMA or other regulators even if we receive positive data from RAPIDe-1. We are also planning to subsequently conduct a registration-directed trial in the on-demand setting.

We are similarly planning two clinical trials in the prophylactic setting. In the first, subjects will be randomized to receive PHVS416 or placebo for twelve weeks. The primary objective is to assess the safety profile in HAE patients. For the second, we are planning a registration-directed trial with patients who will be randomized to receive PHVS719 or placebo to assess safety and efficacy in HAE patients. In addition, we also plan to run an open-label extension study in the prophylactic setting with both rollover and non-rollover subjects to collect longer duration safety data.

Differentiation of PHA121

We believe that PHA121, as the molecule underlying both PHVS416 and PHVS719, has the potential to be highly differentiated for both the on-demand and prophylactic settings with the key benefits below:

PHVS416. We believe that PHVS416, an on-demand, rapid exposure softgel capsule, has potential to be highly differentiated for patients suffering from acute HAE attacks with the following benefits:

Complete Symptom Resolution	• Clinically validated mechanism of bradykinin-B2-receptor antagonism
• Utilizing same surrogate assessment for dose selection as the development program for icatibant
• More potent inhibitor than icatibant
• Longer half-life than icatibant
Rapid Onset of Activity	• Exposure exceeds the anticipated threshold therapeutic plasma level (EC85) in 15 minutes, with or without food
Potential Reduced Treatment Burden / Enhanced	• No injection needed
Patient Convenience	• Convenient oral formulation enables early treatment of acute HAE attacks
• Capsule reduces treatment burden
• Potential lowest dosage of any oral HAE on-demand treatment

PHVS719. We believe that PHVS719, a prophylactic extended-release tablet designed to be taken in small, daily doses, has potential to be highly differentiated for HAE patients with the following benefits:

Protection From Attacks	• Validated, proven mechanism to address all bradykinin, regardless of pathway
Ideal Release Profile for Prophylactic Use	• Reaches and maintains steady-state concentration within 72 hours
• Appropriate pharmacokinetic profile with standard meals
Potential Reduced Treatment Burden / Enhanced	• Convenient oral daily dosing with extended-release tablet
Patient Convenience	• Twice-daily dosing with the potential for once a day
• Potential lowest dosage of any oral HAE treatment; ease of administration
• Well tolerated throughout therapeutic ranges as demonstrated by multiple clinical trials to-date
• No injection needed

In addition to the differentiation of our individual products, having on-demand and prophylactic products with the same active ingredient enables patients to maintain a trusted active medicine when they change their dosing regimen and delivery mechanism moving from on-demand to prophylactic treatment (or back). This may be particularly valued by children or adolescents who typically get treated on-demand only and graduate to prophylaxis as attack frequency increases (commonly after puberty). To our knowledge, we are the only company that will offer this option to patients.

We plan to develop separate products for on-demand and prophylactic use, PHVS416 and PHVS719 respectively, with both products utilizing the same active ingredient, PHA121. PHVS416 will be a softgel capsule, and PHVS719 will be an extended-release tablet. We commenced our RAPIDe-1 Phase 2 clinical trial of PHVS416 in February 2021. We also commenced a Phase 2 clinical trial for prophylaxis in 2021 using twice-daily dosing of the PHVS416 softgel capsules (CHAPTER-1). Our primary objective with this trial is to assess the safety profile of PHVS416 dose regimens for prophylactic treatments in HAE patients. We also initiated a Phase 1 clinical trial with PHVS719 in 2021 to assess pharmacokinetics of the extended-release formulation.

Expansion of the Portfolio

Our goal is to expand our portfolio with additional programs addressing other BK-mediated diseases, building on our strategic strength and expertise in the bradykinin-B2-receptor pathway. Our approach is to identify additional disease areas and indications with strong scientific rationale, high unmet medical need, a defined target population and significant differentiation potential. We are actively pursuing new synthesis, medicinal chemistry, and lead optimization to identify additional and/or follow-on product candidates. In collaboration and discussion with key opinion leaders, we are considering exploratory proof-of-concept studies to validate the potential of bradykinin-B2-receptor antagonism in new indications such as cardiovascular, allergy and immunology, neurological disease and others.

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

Our Strategy

Our strategy is to develop and commercialize therapies that are superior to currently available treatment options and improve patient quality of life and convenience. Our initial approach for HAE and potential expansions into non-hereditary angioedema and other BK-mediated diseases is based upon extensive patient, physician, and payer research to identify the key needs in the market. According to our analysis, oral therapy remains the highest unmet need for both on-demand and prophylactic use in HAE. Importantly, our research shows that patients are not willing to accept significantly reduced efficacy or safety with a switch to oral therapy. A therapy for HAE, whether for on-demand or prophylaxis, needs to offer strong efficacy, high tolerability & safety, and convenient administration. Our intention with PHVS416 and PHVS719 is to develop products for the on-demand and prophylactic setting that can meet all of these needs. We are not aware of any other therapies on the market or in development that are able to provide such a comprehensive value proposition across the spectrum for HAE.

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

•

Expand the range of bradykinin-mediated angioedema indications to which PHVS416 and PHVS719 can be applied. In addition to Type 1 or Type 2 HAE, bradykinin is also an important mediator for other types of idiopathic non-histaminergic angioedema, such as: non-histaminergic angioedema with normal C1-INH and acquired angioedema (AAE) due to C1-INH deficiency. Currently there are still no approved treatments for these angioedema patients who are unresponsive to conventional antihistamine/glucocorticoid treatment and have a high unmet medical need for effective therapies. Several clinical reports indicate that off-label use of icatibant has successfully treated acute attacks of non-histaminergic angioedema patients, which provides a strong rationale to expand the development PHVS416 and PHVS719 to address such a high unmet medical need.

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

•

Prophylactic Treatment: Currently approved prophylactic therapies for HAE include C1-INH replacement products, such as intravenously delivered CINRYZE and subcutaneously delivered HAEGARDA/ BERINERT 2000/3000 (both of which require twice-weekly injections); the monoclonal antibody plasma kallikrein inhibitor lanadelumab-flyo (TAKHZYRO); and the recently approved small-molecule plasma kallikrein inhibitor berotralstat (ORLADEYO). Current treatment guidelines recommend against the use of the traditional oral medications for HAE, such as antifibrinolytics (tranexamic acid or epsilon aminocaproic acid) for HAE due to their limited efficacy. Attenuated androgens (e.g., danazol, stanozolol, and oxandrolone) are recommended only as second-line treatments for the prevention of HAE attacks, since there are numerous contraindications, therapeutic class adverse events or AEs, and overall suboptimal control of HAE in many patients. The use of attenuated androgens is limited by numerous safety issues, including seborrhea, altered libido, depression, fatigue, menstrual abnormalities, and masculinization.

To our knowledge, three other angioedema-specific oral medications for acute, as well as prophylactic, use are in clinical development. All of these are kallikrein inhibitors. The angioedema-specific oral medications which, to our knowledge, are currently in clinical development, include:

Company	Asset	Mechanism of Action	Route of Administration	Trial Phase	Role in Therapy
KalVista	KVD900	Kallikrein inhibitor	Oral	3	Acute treatment
	KVD824	Kallikrein inhibitor	Oral	2	Prophylaxis
Attune	ATN-249	Kallikrein inhibitor	Oral	1	Prophylaxis

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

Hereditary angioedemea (HAE) and other bradykinin-mediated angioedema
Blood vessel
HMWK
Plasma kallikrein
cHMWK
Bradykinin
Bradykinin B2 receptor
Endothelial cell (blood vessel wall)
Swelling
© 2022 Pharvaris
Treatment with PHA121
HMWK
Plasma kallikrein
cHMWK
Bradykinin
PHA121
Bradykinin B2 receptor
Swelling
© 2022 Pharvaris

HMWK: high-molecular-weight kininogen; cHMWK: cleaved high-molecular-weight kininogen

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

Nonclinical Toxicology

We have conducted additional secondary pharmacodynamics, safety pharmacology, and toxicology (general, reproductive and developmental) studies for PHA121 which did not change our risk assessment for the ongoing or planned clinical trials. PHA121 did not demonstrate any in vitro and in vivo genotoxic or phototoxic potential. In repeat-dose general toxicity Good Laboratory Practices, or GLP studies in the rat and cynomolgus monkey of up to 6- and 9-months duration, respectively, and at doses up to the maximum tolerated in each species, no target organs of toxicity considered relevant to humans were observed. PHA121 has not demonstrated any adverse effects on embryo-fetal survival and development in the humanized bradykinin-B2-receptor transgenic rat or in the rabbit. Furthermore, male and female fertility studies showed no adverse effects of PHA121 on gonadal function, mating behavior, and reproductive performance.

Clinical Trial Program

Study Number	Short Description	Design	Status
Phase 1
C001	Single ascending dose (SAD) and BK challenge/SAD-proof of mechanism (POM)	Randomized, double-blind, placebo-controlled, single ascending dose to assess safety and proof-of-mechanism through BK-challenge	Completed

C002	SAD extension	Randomized, double-blind, placebo-controlled, single ascending dose to assess safety	Completed

C003	Absorption, metabolism, and excretion (mass balance)	Open-label, single dose 14 C-PHA121 to characterize the absorption, metabolism, and excretion	Completed

C004	Drug-drug interaction (DDI)— CYP3A4 inhibitor (itraconazole) interaction	Open-label, single-sequence, crossover DDI study	Completed

C005	DDI—CYP interaction (cocktail)	Open-label, single-sequence, crossover DDI study	Completed

C006	Multiple ascending dose (MAD)	Randomized, double-blind, placebo-controlled, multiple ascending dose to assess safety and different doses	Completed
C009	Japanese PK bridging	Double-blind, randomized, single oral dose, two-period crossover comparing pharmacokinetics between Japanese and Caucasian volunteers	Ongoing
C010	Exploratory XR PK bridging	Open-label, randomized five-period crossover single-dose to assess bioavailability of two different extended-release formulations with and without food	Completed
C012	Hepatic impairment	Open-label, single dose to assess the effect of hepatic impairment on pharmacokinetics	Ongoing
C013	Renal impairment	Open-label, single dose to assess the effect of renal impairment on pharmacokinetics	Ongoing
C015	Confirmatory XR PK	Open-label, multiple doses to assess PK and safety of extended-release formulation	Planned

Phase 2
C201 RAPIDe-1	PHVS416 on-demand	Phase 2, randomized, double blind, placebo-controlled, dose ranging study to assess safety and efficacy	Commenced (2021)

C301 CHAPTER-1	PHVS416 prophylaxis	Phase 2, randomized, double blind, placebo-controlled, dose ranging study to assess safety and efficacy	Commenced (2021)

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

	22 mg of PHA121	22 mg of PHA121	22 mg of PHA121
	Fasted	HCHF	Standard Meal
C12h’ ng/mL	8.3	19.6	17.3
C24h’ ng/mL	1.1	5.4	2.5
Cmax’ ng/mL	213	145	115
AUC0-24h’ ng.h/mL	671	966	750
Tmax’ h	0.25-1.02	2.00-3.00	0.50-4.00
t1/2’ h	5.6	5.3	4.3

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

Exposure following last dose (Day 10)

12 mg PHA-022121 b.i.d. n=8, Day 10
22 mg PHA-022121 b.i.d. n=8, Day 10
33 mg PHA-022121 b.i.d. n=8, Day 10
50 mg PHA-022121 b.i.d. n=6, Day 10
EC85
Plasma conc. of PHA-022121 (ng/mL)
10000
1000
100
10
1
0.1
0.01
0
12
24
36
48
60
72
Time (h)

PHA121-C010 (SD)

PHA121-C010 was an open-label randomized five-period crossover single-dose study to assess bioavailability of two different extended-release formulations with and without food, in comparison to a single dose of PHVS416 without food. The study included 8 healthy volunteers who received in randomized order a single dose of PHVS416 (20 mg, as two 10-mg softgel capsules) without food, a single tablet of PHVS719 XR1 (20 mg) without food; a single tablet of PHVS719 XR1 (20 mg) with a high-calorie, high-fat meal; a single tablet of PHVS719 XR2 (40 mg) without food; and a single tablet of PHVS719 XR2 (40 mg) with a high-calorie, high-fat meal.

The study showed PHVS416 and PHVS719 were well tolerated. During the study, there were no SAEs or severe treatment-emergent adverse events (TEAEs) reported.

The pharmacokinetic profile observed for PHVS416 confirmed that the softgel capsule formulation under fasting conditions achieved rapid exposure of the PHA121 active ingredient consistent with previous pharmacokinetic studies using PHA121 in a solution formulation, rising above clinically relevant exposure (in particular, the EC85 determined from the bradykinin challenge, 13.8 ng/mL) within 15 minutes. A single dose of PHVS719 (40 mg) under fasted conditions yielded exposure above 13.8 ng/mL by the two-hour timepoint and maintained this exposure for at least an additional 28 hours. The overall exposure was not affected by food. The 24-hour area under the curve (AUC24h) exposure of PHA121 using PHVS719 (40 mg) is similar to that observed in Phase 1 studies with PHVS416 softgel capsules dosed 20 mg twice a day with food (one of the doses used in the CHAPTER-1 prophylactic proof-of-concept study).

The observed pharmacokinetic profile of PHVS719 is consistent with a true extended-release formulation designed to provide long-term exposure to PHA121. In particular, PHVS719 appears to be suitable for once-daily dosing.

Future Development Path

We intend to develop PHA121 for on-demand and prophylactic indications in parallel using two different product formulations, with clinical trials in the on-demand setting commencing first in order to provide critical data for further development for the prophylaxis indication.

RAPIDe-1 On-Demand

The availability of an immediate-release softgel capsule formulation, PHVS416, provides a good pharmacokinetic profile for on-demand treatment: rapid oral absorption independent of fed status resulting in almost immediate onset of action with longer expected duration of efficacy than subcutaneous injections of icatibant. We have observed in nonclinical animal studies that the PHVS416 softgel capsule provides the same pharmacokinetic profile as the solution formulation we used in Phase 1 trials, and have now seen this also in humans from the C010 Phase 1 study.

In February 2021, we commenced an on-demand Phase 2 clinical trial in HAE patients, RAPIDe-1, that will evaluate angioedema symptom relief within four hours using different doses of PHVS416 versus placebo while treating acute attacks of patients with HAE Types 1 and 2. Eligible patients are randomized to one of three single doses of active and placebo. The primary endpoint will be the change in composite visual analogue scale, or composite VAS, a measure of symptom relief, at four hours post-dose. Composite and individual VAS, mean symptom complex severity, or MSCS, and treatment outcome score, or TOS, will be assessed up to 48-hours post-dose. We expect data in the fourth quarter of 2022.

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

We believe we can achieve the concentrations desired for prophylactic activity with twice-daily dosing of the PHVS416 softgel capsules. Therefore, in addition to the RAPIDe-1 on-demand trial, we are also planning clinical trials of PHVS416 to evaluate its efficacy and safety for preventing HAE attacks (prophylaxis). These include an evaluation of patients randomized to placebo or active doses for a treatment period with the primary objective to assess the safety profile of PHVS416 dose regimens for prophylactic treatments in HAE patients.

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

In order to provide a differentiated product featuring more consistent exposure of PHA121 for the prophylactic setting, we are developing an extended-release, or XR, formulation (PHVS719) that will feature continuous slow release maintaining PHA121 concentrations above the levels we predict to provide protection against attacks. PHA121 has demonstrated properties favorable to the development of XR formulations, and we initiated human pharmacokinetics trials with PHVS719 in 2021 to enable use of this product candidate in the pivotal prophylactic trial. With the results of the C010 study, which were described above, we believe we have identified an extended-release formulation that enables once-daily dosing in a prophylactic setting.

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

As of March 25, 2022, we own two U.S. patents and 42 national patents, including in France, Germany, Italy, Netherlands, Spain and United Kingdom, that expire on November 23, 2038, and 50 pending patent applications worldwide, including two pending U.S. applications, one pending U.S. continuation application, 47 pending non-U.S. applications, including applications in Europe and Japan, and one pending PCT application. The U.S. and national patents and 44 of our pending patent applications contain composition-of-matter claims to the PHA121 small molecule and derivatives thereof; PHA121 is the active pharmaceutical ingredient (API) in, and therefore extends our patent applications to, our PHVS416 and PHVS719 product candidates. Each such patent application can generally be categorized into one of three patent families: (1) those relating to the novel bradykinin-B2-receptor antagonists, (2) those relating to the cyclic bradykinin-B2-receptor antagonists, and (3) those relating to the new cyclic bradykinin-B2-receptor antagonists. The pending PCT application contains claims directed to the use of PHA121 in on- demand treatment of HAE and in prophylaxis for HAE, and accordingly extends the patent applications to methods of use of the PHVS416 and PHVS719 product candidates. One pending EP application contains claims directed to the formulation of our PHVS416 product candidate, and another one contains claims directed to the crystal form of the API. Three pending EP applications are directly or indirectly directed to the formulation of our PHVS719 product candidate and its use in chronic or prophylactic treatment of HAE. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patent applications, if granted, will not expire until November 24, 2038. We also rely upon trade secrets that may be important to the development of our business. Trade secrets are difficult to protect and provide us with only limited protection. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any patents that may be issued in the future.

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

License Agreement

On March 31, 2016, we entered into a license agreement (the “AnalytiCon License”) and a research agreement with AnalytiCon to collaborate for the development of an orally available bradykinin B2 receptor antagonist. Pursuant to the AnalytiCon License, we acquired a worldwide, exclusive license from AnalytiCon to use (i) a certain proprietary substance class of bradykinin B2 receptor antagonists with the potential of oral activity (“OB2RA”) and (ii) any derivatives, improvements, analogs, isomers, metabolites, or conjugates therefrom (together “OB2RA Class”), in each case, for the purpose of developing, manufacturing and marketing compounds on a global basis from the OB2RA Class for the treatment of, among others, hereditary angioedema. Certain rights associated with PHA121, PHVS416 and PHVS719 are subject to the AnalytiCon license agreement. In consideration for the license, we paid AnalytiCon a non-refundable up-front payment of €250,000.

Under the AnalytiCon License, we are required to pay AnalytiCon one-time payments in an aggregate amount of up to €11.4 million upon the achievement of certain development, regulatory, and sales milestones. To date, we have paid AnalytiCon an aggregate amount of €1,150,000 (€250,000 up-front plus €900,000 in milestone payments). €10.5 million in aggregate potential milestone payments remain outstanding. In addition, we will be required to pay AnalytiCon low to medium single-digit tiered royalties on direct or indirect net sales of licensed products. The royalties that we are required to pay AnalytiCon under this agreement may be reduced on a country-by-country and product-by-product basis if sales of a generic version of a product account for 1% or more of the relevant market.

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

Manufacturing and Supply

We currently have two contract CDMOs for the production of PHA121 API. A robust and scalable synthetic route has been established. All raw materials can be purchased from multiple suppliers. We also collaborate with a leading CDMO for the manufacturing of the on-demand treatment product PHVS416. With the same CDMO we are currently optimizing the prophylactic treatment product PHVS719, and in 2021 we engaged a second CDMO to produce PHVS719. The CDMOs that manufacture both PHVS416 and PHVS719 are responsible for packaging and worldwide distribution of other commercial drug products.

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

Currently, there are several licensed therapies for HAE, including the following:

•

FIRAZYR: The bradykinin BR2 receptor antagonist FIRAZYR (icatibant) is approved by the FDA in the U.S. and by regulators globally for the treatment of acute attacks and is administered by subcutaneous administration. Seven generic forms of icatibant have been approved in the U.S. since July 2019 and more may be approved in the future.

•

C1-INH: C1-INH replacement therapy is available in the U.S. and globally as an acute therapy (BERINERT, CINRYZE, and CETOR) and as a prophylactic therapy (HAEGARDA/BERINERT 2000/3000 and CINRYZE). These therapies are dosed subcutaneously and intravenously. Recombinant C1-INH (Ruconest) is also available in the U.S. and in Europe as an acute therapy.

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

We are also aware of a number of HAE therapies in clinical development. Currently, there are three orally delivered plasma kallikrein inhibitors being developed clinically: Kalvista’s KVD900 for acute treatment and KVD824 for prophylactic treatment and Attune’s ATN-249 for prophylactic treatment. Additionally, CSL is developing garadacimab, an anti-factor XIIa mAb for prophylactic treatment, which is delivered subcutaneously or intravenously, and Ionis’s donidalorsen, an antisense oligonucleotide inhibitor of prekallikrein for prophylactic treatment, which is delivered subcutaneously.

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

Nonclinical Studies

Development of the product candidates starts with preclinical studies that enable the first-in-human clinical Phase I trial. The preclinical studies include tests for assessment of primary pharmacodynamics (the mode of action), secondary pharmacodynamics and safety pharmacology. Once in clinical development, additional nonclinical in vivo tests are conducted until adequate proof of safety is established (e.g., animal testing for reproductive and general toxicity and carcinogenicity). The conduct of the nonclinical tests and formulation of the compounds for testing must comply with regulations and requirements set by the Competent Authorities, including compliance with GLP. Acceptance of the nonclinical study packages by regulatory agencies is necessary for the initiation and progression of the product candidate through Phase I, Phase II and Phase III clinical trials.

Pharmaceutical development

Laboratory tests are conducted to develop a suitable formulation for clinical use and marketing. Product development includes formulation and stability testing, and a robust product manufacturing process. The conduct of pharmaceutical development must comply with regulations and requirements set by the Competent Authorities, including compliance with GLP.

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

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter indicates that the FDA has completed its review of the NDA, and the agency has determined that it will not approve the application in its present form. A complete response letter generally outlines the deficiencies in the NDA, which may be minor or substantial, and may delineate the requirements needed to successfully progress the NDA to approval. This may require substantial additional clinical data and/or other significant, expensive, and time-consuming requirements related to clinical studies, nonclinical studies and/or manufacturing. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing the deficiencies identified in the letter, or withdraw the application. The FDA has committed to reviewing resubmissions of the NDA addressing such deficiencies in two or six months, depending on the type of information included. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

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

Since its enactment there have been judicial and Congressional challenges to certain aspects of the PPACA to repeal or replace certain aspects of the PPACA.

While Congress has not enacted legislation to comprehensively repeal the PPACA, at least two bills affecting the implementation of the PPACA have been signed into law, including the repeal, effective January 1, 2019, of the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate.” In December 2018, a federal district court in Texas ruled that the PPACA’s individual mandate, without the penalty that was repealed effective January 1, 2019, was unconstitutional and could not be severed from the PPACA. As a result, the court ruled the remaining provisions of the PPACA were also invalid. The Fifth Circuit Court of Appeals affirmed the district court’s ruling that the individual mandate was unconstitutional, but it remanded the case back to the district court for further analysis of whether the mandate could be severed from the PPACA (i.e., whether the entire PPACA was therefore also unconstitutional). The Supreme

Court of the United States granted certiorari on March 2, 2020, heard oral arguments on November 10, 2020, and on June 17, 2021 issued its opinion ruling that Texas and other states that initially challenged the individual mandate did not have standing.

During his tenure, President Trump also signed several Executive Orders, directives, and legislation affecting certain provisions of the PPACA. For example, effective January 1, 2019, the Bipartisan Budget Act of 2018, or the BBA, among other things, further amended portions of the Social Security Act implemented as part of the PPACA to increase from 50% to 70% the point-of-sale discount that pharmaceutical manufacturers who participate in the Medicare Part D Coverage Gap Discount Program must provide to eligible Medicare Part D beneficiaries during the coverage gap phase of the Part D benefit, commonly referred to as the “donut hole,” and to reduce standard beneficiary cost sharing in the coverage gap from 30% to 25% in most Medicare Part D plans. Additionally, on December 20, 2019, President Trump signed appropriations legislation for fiscal year 2020 that repealed the PPACA’s so-called “Cadillac” tax on certain high-cost employer-sponsored health insurance plans, for tax years beginning after December 31, 2019; the annual fee imposed on certain health insurance providers, for calendar years beginning after December 31, 2020; and the medical device excise tax on non-exempt medical devices, for sales after December 31, 2019. While the Biden administration has proposed to repeal or roll-back certain of the actions taken by the Trump administration, in the future, there may be additional challenges and/or amendments to the PPACA. It remains to be seen precisely what any new legislation will provide, when or if it will be enacted, and what impact it will have on the availability and cost of healthcare items and services, including drug products.

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

Further, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products in the United States. Congress is considering various legislative proposals to further increase transparency around prices and price increases, lower out-of-pocket costs for consumers, and decrease spending on prescription drugs by government programs. On September 13, 2020, President Trump issued an executive order directing the Secretary of Health and Human Services to pursue implementation of two new payment models under which Medicare would test whether paying no more than the “most-favored-nation” price for certain included drugs and biological products covered under Part B and Part D, respectively, would mitigate poor clinical outcomes and increased Medicare expenditures associated with high drug costs. If this executive order is implemented, the “most-favored-nation” price would generally reflect the lowest price, after certain adjustments, for a pharmaceutical product sold in an economically comparable member country of the Organisation for Economic Co-operation and Development. On December 28, 2020, the U.S. District Court for the Northern District of California issued a preliminary injunction halting implementation of the executive order nationwide pending completion of the notice and comment process, and on August 10, 2021, the CMS published a proposed rule that would rescind the “most-favored nation” pricing model for Medicare Part B drugs.  However, the U.S. Congress continues to conduct inquiries into the prescription drug industry’s pricing practices, and at the state level in the United States, legislatures are also increasingly passing legislation and states are implementing regulations designed to control spending on, and patient out of pocket costs for, drug products.

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

We also may be subject to privacy and data security requirements in Europe. Any clinical trial programs we conduct or research collaborations we enter into in the European Economic Area, or EEA, may subject us to European data protection laws, including the EU General Data Protection Regulation 2016/679, or GDPR. We are subject to the GDPR (as implemented by countries in the EEA), which applies extra-territorially and imposes onerous requirements on controllers (e.g., sponsors) and processors (e.g., CROs, laboratories) of personal data, including, for example: (i) accountability and transparency requirements, and enhanced requirements for obtaining valid consent; (ii) obligations to consider data protection as any new products or services are developed and to limit the amount of personal data processed; (iii) obligations to comply with data protection rights of data subjects; and (iv) reporting of personal data breaches to the supervisory authority without undue delay (and no later than 72 hours). The GDPR also prohibits the international transfer of personal data from the EEA to countries outside of the EEA unless made to a country deemed to have adequate data privacy laws by the European Commission or where a data transfer mechanism has been put in place. Until recently, one such data transfer mechanism was the EU-US Privacy Shield. However, in July 2020 the Court of Justice of the European Union, or CJEU declared the Privacy Shield to be invalid. The CJEU upheld the validity of the standard contractual clauses, or SCCs, as a legal mechanism to transfer personal data but companies relying on SCCs will— subject to additional guidance from regulators in the EEA—need to evaluate and implement supplementary measures that provide privacy protections additional to those provided under SCCs. Further, the GDPR provides that countries in the EEA may establish their own laws and regulations further restricting the processing of certain personal data, including genetic data, biometric data, and health data.

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

Regulatory Data Protection and Market Exclusivity

In the European Union, all new active substances approved on the basis of a complete independent data package benefit from an 8+2+1 year data/market exclusivity regime. This regime consists of (i) a regulatory data protection period and market exclusivity period of eight years, (ii) a market exclusivity period of an additional two years after the eight-year period and (iii) an extended market exclusivity period of one year after the 10-year period if, during the first eight years of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the nonclinical and clinical data of the original innovator beginning eight years after notification of the grant of the approval in the European Union, but the third party may market a generic version after only 10 or, where applicable, 11 years have lapsed from the notification of the grant of the approval.

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

In order to be eligible for incentives made available by the European Union and by the Member States to support research into, and the development and availability of, orphan drugs, the medicinal product needs to be designated as an orphan drug pursuant to Regulation (EC)No. 141/2000, as amended. Regulation (EC) No. 141/2000, as amended, states that a medicinal product shall be designated as an orphan medicinal product if its manufacturer can establish:

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

We were incorporated as a Dutch private company with limited liability (besloten vennootschap) and currently exist as a Dutch public company with limited liability (naamloze vennootschap) (after the conversion of our legal form in the first quarter of 2021), with operating subsidiaries in the Netherlands, Switzerland and the United States.

The following diagram illustrates our corporate structure:

D.	Property, plants and equipment

We have offices in Lexington, Massachusetts; Zug, Switzerland; and Leiden, The Netherlands. Our office space in Massachusetts measuring approximately 475 square meters is rented through 31 May 2024; our office space in Switzerland measuring approximately 58 square meters is rented on a monthly basis; and our office space in the incubator at the Bioscience Park in Leiden measuring approximately 216.5 square meters is sub-leased on a yearly basis.

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

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, PHA121, is a novel, small-molecule bradykinin B2-receptor antagonist for the treatment of hereditary angioedema, or HAE. Bradykinin-B2-receptor inhibition is a clinically validated mechanism for the treatment of HAE, as demonstrated by icatibant, which is a bradykinin B2-receptor antagonist approved in Europe in 2008 and in the United States in 2011 (as FIRAZYR). We designed PHA121 to improve upon the therapeutic profile of existing therapies and, through oral delivery, to provide patients with quality of life and convenience that is superior to current standard-of-care HAE treatments, which are injectables. We believe PHA121 has the potential to provide a safe, effective and convenient option for both acute and prophylactic treatments of HAE, in the form of our PHVS416 on-demand rapid exposure product candidate, and for prophylaxis of HAE, in the form of our PHVS719 small daily dose extended-release product candidate. We believe that our product candidates may address a broader range of angioedema attacks than other available treatments since PHA121 blocks the actual signal that leads to angioedema (the interaction of bradykinin, or BK, with the bradykinin B2 receptor), rather than an upstream signal. By blocking the action of bradykinin, we can prevent its aberrant signaling regardless of the pathway that generates it. In our completed Phase 1 trials to-date, we have observed that PHA121 was orally bioavailable and well tolerated at all doses studied, with approximately dose-proportional exposure. We also have successfully demonstrated proof-of-mechanism through a clinical pharmacodynamics, or PD, assessment with the bradykinin challenge, which had been utilized as a validated surrogate assessment for dose selection in the icatibant development program. The data also allowed us to compare the projected therapeutic performance of PHA121 with that of icatibant, but we do not yet have data from the PHA121 Phase 2 study. We plan to efficiently progress PHA121 through clinical development for on-demand and prophylactic use with our on-demand product candidate, PHVS416, and extended-release product candidate, PHVS719, respectively. We commenced our RAPIDe-1 Phase 2 clinical trial of PHVS416 in February 2021. We also commenced a Phase 2 clinical trial for prophylaxis in 2021 using twice-daily dosing of the PHVS416 softgel capsules (CHAPTER-1). Our primary objective with this trial is to assess the safety profile of PHVS416 dose regimens for prophylactic treatments in HAE patients. We also initiated a Phase 1 clinical trial with PHVS719 in 2021 to assess pharmacokinetics of the extended-release formulation.

The COVID-19 outbreak spread globally and severely restricted the level of economic activity around the world. In response to the COVID-19 outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes.

We have taken steps to identify and mitigate the adverse effects and risks to the Company as a result of the pandemic. We have modified our business practices, including implementing work from home arrangements for employees able to perform their duties remotely, restricting nonessential travel, and practicing safe social distancing in our operations. We expect to continue to take actions as may be required or recommended by government authorities or in the best interests of our employees and business partners. While the impact of COVID-19 on the Company’s operations and financial performance has so far been limited, the extent to which COVID-19 may impact our financial condition or results of operations in the future is uncertain. For instance, the ongoing spread of variants of the COVID-19 virus may continue to interrupt, or delay, our clinical trial activities, regulatory reviews, manufacturing activities and supply chain.

The COVID-19 outbreak delayed, and may continue to delay, enrollment in our clinical trials due to prioritization of hospital resources towards the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approvals and commercialize our product candidates. For example, in 2020 we experienced an approximate two-month delay in starting the enrollment of our now completed Phase 1 multiple ascending dose study of PHA121 in healthy volunteers as a result of COVID-19. In addition, even with our distributed operations, employee vaccinations and our observation of social distancing measures, there remains the possibility that key personnel may become ill or are otherwise unable to work, which could affect our operations.

Furthermore, the spread of the virus may affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials, and the inability of our CDMOs to provide supplies of our product candidates for our planned clinical trials, on a timely basis or at all. Further, an infectious disease, including COVID-19, may also impact the ability of our CROs, including nonclinical CROs, to provide services to support our clinical program. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition and results of operations.

The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and the actions to contain COVID-19 or treat its impact, including among other things, the effectiveness and outreach of COVID-19 vaccines. If we are unable to meet our milestones it might jeopardize our funding opportunities.

A discussion of our financial condition and results of operations for the year ended December 31, 2020 can be found in our annual report on form 20-F, filed with the SEC on April 29, 2021.

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

We expect that our total research and development expense in 2022 will be in the range of €55 million to €65 million as we continue to focus on the development of our product candidates PHVS416 and PHVS719, as well as explore potential expansion programs. We anticipate that research and development expenses will continue to increase as we continue to progress PHVS416 and PHVS719 through clinical development.

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

General and administrative expenses

We anticipate that we will continue to incur significant general and administrative expenses as we advance our research and development portfolio. We expect these expenses to be in the range of €18 million to €25 million in 2022. General and administrative expenses consist of the following:

•	employee benefits, including salaries, pensions, share-based compensation expenses, bonus plans and other related costs for staff and independent contractors in executive and operational functions;
•	auditors’ and advisers’ fees, including accounting, tax, legal and other consulting services;
•	rental expenses, facilities and IT expenses and other general expenses relating to our operations; and
•	expenses related to the build-out of our commercial organization, including assessments of the HAE market landscape, pricing research and congress attendance.

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

The fair values of these instruments are recognized as personnel expenses in either research and development and expenses or general and administrative expenses.

The share-based payment expense recorded for the years ended December 31, 2021 and 2020 were €8,196,387 and €1,587,736 respectively.

Comparison of the years ended December 31, 2021 and 2020

A discussion of the financial results for the year ended December 31, 2020 as compared to the year ended December 31, 2019 can be found in the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Financial operations overview—Comparison of the years ended December 31, 2020 and 2019” in our annual report on form 20-F, filed with the SEC on April 29, 2021.

Comparison of the years ended December 31, 2021 and 2020

The following table summarizes our loss for the periods indicated:

	For the year ended
	December 31
	2021	2020	Change	%
	(in €)
Research and development expenses	(35,789,166)	(19,508,101)	(16,281,065)	83%
General and administrative expenses	(18,349,460)	(5,498,491)	(12,850,969)	234%
Total operating expenses	(54,138,626)	(25,006,592)	(29,132,034)	116%
Net foreign exchange income / (loss)	11,477,964	(1,062,363)	12,540,327	(1,180)%
Loss before income tax	(42,660,662)	(26,068,955)	(16,591,707)	64%
Income taxes	(70,117)	83,251	(153,368)	(184)%
Loss for the period	(42,730,779)	(25,985,704)	(16,745,075)	64%

Research and development expenses

	For the year ended
	December 31
	2021	2020	Change	%
	(in €)
Personnel expenses	(7,988,097)	(2,951,323)	(5,036,774)	171%
Clinical expenses	(16,944,557)	(8,748,748)	(8,195,809)	94%
Nonclinical expenses	(3,891,479)	(3,322,590)	(568,889)	17%
Manufacturing costs	(6,325,068)	(4,311,958)	(2,013,110)	47%
License costs	(500,000)	—	(500,000)	—
Intellectual property costs	(139,966)	(173,482)	33,516	(19)%
Total research and development expenses	(35,789,166)	(19,508,101)	(16,281,065)	83%

Research and development expenses increased by €16,281,065 in 2021, or 83% from €19,508,101 for the year ended December 31, 2020 to €35,789,166 for the year ended December 31, 2021. The increase in research and development expenses was primarily due to the further expansion of the Phase 1 clinical program in 2021 and the start of our Phase 2 clinical program in 2021. The cost of manufacturing and formulation of PHA121 for nonclinical and clinical studies is also a major cost driver in 2021. In personnel expenses, an amount of €4,107,605 for 2021 and €1,215,937 for 2020 is related to our share-based compensation arrangements. The increase in the share-based payment expenses is due to the new grants awarded in 2021. The remaining increase in personnel expenses is driven by the growth of our organization and yearly merit adjustments. In 2021, a milestone payment of €500,000 was paid to AnalytiCon upon commencement of Phase 2 development.

General and Administrative Expenses

	For the year ended
	December 31
	2021	2020	Change	%
	(in €)
Personnel expenses	(7,033,913)	(1,490,674)	(5,543,239)	372%
Consulting fees	(757,233)	(1,042,195)	284,962	(27)%
Professional fees	(2,868,684)	(943,322)	(1,925,362)	204%
Accounting, tax and auditing fees	(1,306,714)	(1,275,842)	(30,872)	2%
Facilities, communication & office expenses	(5,648,763)	(551,223)	(5,097,540)	925%
Travel expenses	(143,582)	(26,773)	(116,809)	436%
Other expenses	(590,571)	(168,462)	(422,109)	251%
General and administrative expenses	(18,349,460)	(5,498,491)	(12,850,969)	234%

General and administrative expenses increased by €12,850,969, or 234% from €5,498,491 for the year ended December 31, 2020 to €18,349,460 for the year ended December 31, 2021. The increase in general and administrative expenses was mainly driven by the growth of the Company in connection with the completion of the IPO, which also led to additional expenses inherent to being a public company. Furthermore, key personnel in our commercial department have been hired and commercial build-out was initiated in 2021. In the personnel expenses for the year ended December 31, 2021 and 2020 an amount of €4,088,781 and €371,799 respectively, was included which related to share-based payments arrangements. The increase in the share-based payment expenses is due to the new grants made in 2021. The remaining increase in personnel expenses is driven by the growth of our organization and yearly merit adjustments.

Net foreign exchange income/(loss)

Net foreign exchange income/(loss) for the year ended December 31, 2021 and 2020 were €11,477,964 and (€1,062,363) respectively, a change of €12,540,327. The amount mainly relates to unrealized foreign exchange income, which is mostly the result of translating the Company’s bank balances held in USD to EUR. The foreign exchange rates developed in favor of the Company in 2021.

Income taxes

We have a history of losses. The tax expense over the year ended December 31, 2021 relates to a temporary difference in the Company’s US subsidiary for which a deferred tax asset is recognized, offset by the current tax charges relating to the Company’s US subsidiary as the result of a cost-plus agreement between the US entity and Group’s principal entity resulting in a taxable profit in the United States of America. We have not recognized deferred tax assets relating to losses carried forward for the Company’s Dutch and Swiss entities for approximately €95.7 million (2020: €43.3 million). These losses carried forward are available for offsetting against future taxable profits of the companies in which the losses arose. A new Dutch tax law entered into force on 1 January 2022. Under the new tax law profits in a given year can be offset against tax loss carry forwards for an unlimited period of time. However, the amount of the offset will be limited to 50% of taxable income (in excess of €1 million). Under Swiss law, losses can be offset against future income or capital gains for seven years.

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

Share-based Compensation Arrangements

We adopted an equity-settled share-based compensation plan in 2016, pursuant to which certain participants are granted the right to acquire ordinary shares or RSU’s of the Company. This plan has been superseded by the 2021 long term incentive plan (“LTIP”). The grants made under these plans are accounted for in accordance with the policy as stated in Note 2.15 to our consolidated financial statements included elsewhere in this Annual Report. The total amount to be expensed is determined by reference to the fair value of the options or RSUs granted.

Due to the lack of quoted market prices for the options and RSU’s granted under the equity plan 2016, we have determined the fair value for the measurement of the equity-settled transactions at the grant date with assistance of an external appraiser, considering certain assumptions relating to the volatility of stock price, the determination of an appropriate risk-free interest rate and expected dividends.

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

The fair value of an option or an RSU was measured based on the estimated fair value of an ordinary share at grant date. An external valuation expert has estimated the fair value of the Company’s ordinary shares, on a minority basis, as of the grant dates based on the pricing of the most recent financing round of the Company at the time. As we were a private company and the equity instruments were not marketable, an Option Pricing Model, with estimated probabilities of two different exit scenarios (IPO and Trade Sale), was applied to back-solve the Company’s total equity value such that the value per Series B preferred share and Series C preferred shares is equal to the investment price per share paid in the investment round.

This estimated total equity value has been used as input to the Option Pricing Model when determining the fair value of the Company’s ordinary shares at the grant/measurement dates. The Option Pricing Model uses the Black-Scholes Option-Pricing Model to determine the fair value of the Company’s different share classes based upon the Company’s total equity value.

The inputs used in the measurement of the fair value per ordinary share pre-IPO at the grant/ measurement date based upon the total equity value were as follows:

January 1,
2021
Expected volatility (%)	85%
Expected life (years)	6.0
Risk-free interest rate (%)	(0.6)%
Expected dividend yield	—

The input used in the measurement of the fair value per option at each grant/measurements date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	July 1,	June 25,	June 25,	February 4,	January 1,
	2021	2021	2021	2021	2021
		Option 1	Option 2
Number of options	150,000	14,000	88,000	873,000	107,000
Fair value of the options	€10.50	€10.90	€13.73	€11.88	€5.06
Fair value of the ordinary shares	€14.67	€15.46	€15.46	€16.69	€7.25

	July 1,	June 25,	June 25,	February 4,	January 1,
	2021	2021	2021	2021	2021
		Option 1	Option 2
Exercise price	€14.67	€16.74	€2.38	€16.69	€7.25
Expected volatility (%)	85%	85%	85%	85%	85%
Expected life (years)	6.1	6.1	4.6	6.1	6.0
Risk-free interest rate (%)	1.2%	1.2%	(0.5)%	0.8%	(0.6)%
Expected dividend yield	—	—	—	—	—

Expected volatility was based on an evaluation of the historical volatilities of comparable listed biotech-companies over the most recent historical period that commensurate with the expected option life. The expected life is based on Management’s best estimate of when the options will be exercised. The risk-free interest rate is based on the yield on German government Strip bonds or US Government bonds depending on whether the exercise price is in euros or in US Dollars. The expected dividend yield is zero considering the stage of the Company.

On January 1, 2021 the Company granted a total of 107,000 stock options to members of key management with an exercise price of €7.25 per share with a final exercise date of December 31, 2030 unless forfeited or exercised on an earlier date. On February 4, 2021, a total of 873,000 stock options were granted to members of key management with an exercise price of $20 per share with a final exercise date of February 3, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

On February 3, 2020 132,000 stock options were granted to a member of key management with an exercise price of €2.38 per share with a final exercise date of February 2, 2030 unless forfeited or exercised on an earlier date. Each of 2020, 2021, and 2022 is a performance period. The Board has determined the performance goals for the related performance period before September 30 of the respective year. On July 13, 2020 the performance goals for 2020 were determined and the fair value of the 44,000 stock options was reassessed for the stock options subject to the performance goals for 2020. The Board resolved to modify the terms and conditions related to the performance options effective June 25, 2021. The performance condition was released and the vesting period was changed from vesting on December 31, 2021 of the second tranche and December 31, 2022 of the third tranche to monthly vesting starting from February 3, 2020. Each month, 1/48 of the options will vest, with final vesting on February 4, 2024. Since this modification did not change Management’s best estimate of when the options will be exercised, no incremental fair value was granted.

On June 25, 2021, a total of 14,000 stock options were granted to a member of key management with an exercise price of $20 per share with a final exercise date of February 3, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on February 3, 2022 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

On July 1, 2021, a total of 150,000 stock options were granted to members of key management with an exercise price of $17.43 per share with a final exercise date of June 30, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on June 30, 2022 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

     During 2021 the Company granted a total of 175,991 RSUs to employees with a final vesting date four years later unless forfeited on an earlier date. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates. The expenses are recognized over the service period in the consolidated statements of profit or loss and other comprehensive income.

Research and development expenditures

Research and development expenses are currently not capitalized but are expensed because the criteria for capitalization are not met, see Note 2.16 and Note 3 to our consolidated financial statements included elsewhere in this Annual Report. At each balance sheet date, we estimate the level of services performed by the vendors and the associated costs incurred for the services performed. Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

B.	Liquidity and capital resources

Since inception, we have incurred significant operating losses. We incurred losses of €42,730,779 during the year ended December 31, 2021 and €25,985,704 during the year ended December 31, 2020. Since inception, we have not generated any revenues or net cash flows from sales. We will not receive any revenues or net cash flows from sales until we successful develop a product candidate, obtain regulatory approval and successfully commercialize it. There is no assurance that we will be able to do so.

To date, we have relied solely on the issuance of equity securities to finance our operations and internal growth. From inception through December 31, 2021, we have raised the following capital:

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

On February 5, 2021, the Company became public by listing its ordinary shares on the Nasdaq Stock Exchange. On the same date all Series A preferred shares, Series B and Series C preferred shares were automatically converted to ordinary shares and 9,511,075 ordinary shares were issued. Together with the issuance of new ordinary shares, the par value of each ordinary share was increased from €0.01 to €0.12.

As of December 31, 2021 we held cash and cash equivalents of €209,353,132. We expect that our existing cash will enable us to fund our operating expenses and capital expenditure requirements into the first quarter of 2024.

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

•	the progress and cost of our discovery and nonclinical development;
•

the progress and cost of our clinical trials, including payments of patient cost, clinical investigator cost and payments to CROs that are assisting with our sponsored clinical trials, and other research and development activities;

•	the cost and timing of obtaining regulatory approval to commence further clinical trials;
•	the costs associated with any future investigator-sponsored clinical trials;
•	the cost of filing, prosecuting, defending and enforcing any patent applications, claims, patents and other intellectual property rights;
•	the cost and timing of obtaining sufficient quantities of our product candidates for clinical trials by establishing our contracted and/or own production capacities;
•	the costs and capital expenditures associated with process optimizations and nonclinical and clinical manufacturing;
•	the cost and timing to develop suitable formulations and manufacture final product;
•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;
•	the cost of acquiring or licensing additional products or technologies, if any;
•	the costs of any delays caused by the COVID-19 pandemic and associated restrictions;
•	the cost of preparing for launch and commercialization of our product candidates; and
•	the cost of operating as a public company in the United States.

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

To the extent that we raise additional funds by issuing and selling equity or equity-linked securities, shareholders will experience dilution. Debt financings, if available, may subject us to financial and other restrictive covenants that limit our ability to engage in activities that we may believe to be in our long-term best interests. Additional financing may not be available on acceptable terms, if at all. Capital may become difficult or impossible to obtain due to poor market or other conditions outside of our control (including wars, regional unrest, pandemics and epidemics). If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials. We may also be required to sell or license to other technologies or our clinical product candidate that we would prefer to develop and commercialize ourselves.

Cash Flows

Comparison for the years ended December 31, 2021 and December 31, 2020

A discussion of our cash flows for the year ended December 31, 2020 as compared to the year ended December 31, 2019 can be found in the section entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the years ended December 31, 2020 and 2019” in our annual report on form 20-F, filed with the SEC on April 29, 2021.

The following table sets forth our primary sources and uses of our cash and cash equivalents for each of the periods set forth below:

	For the year ended
	December 31,
	2021	2020	Change	%
	(in €)
Net cash flows used in operating activities	(44,599,683)	(21,499,593)	(23,100,090)	107%
Net cash flows used in investing activities	(130,032)	(42,977)	(87,055)	203%
Net cash flows provided by financing activities	143,671,339	101,200,801	42,470,538	42%
Net increase in cash and cash equivalents	98,941,624	79,658,231	19,283,393	24%
Cash and cash equivalents at beginning of period	98,628,871	20,326,372	78,302,499	385%
Effect of exchange rate changes	11,782,637	(1,355,732)	13,138,369	(969)%
Cash and cash equivalents at end of period	209,353,132	98,628,871	110,724,261	112%

Operating activities

Net cash flows used in operating activities reflects our results for the period adjusted for, among other things, depreciation, unrealized foreign exchange results, share-based compensation arrangements, changes in working capital and accruals.

Net cash flows used in operating activities increased by €23,100,090 or 107%, from €21,499,593 for the year ended December 31, 2020 to €44,599,683 for the year ended December 31, 2021, primarily reflecting the increase in research and development expenses and other operating expenses, due to progression made in the development programs and the growth of our organization in 2021.

Investing activities

Net cash flows used in investing activities increased by €87,055 or 203%, from €42,977 for the year ended December 31, 2020 to €130,032 for the year ended December 31, 2021, primarily as a result of capital expenditures for office equipment as a result of the increase in personnel and the number of offices rented.

Financing activities

Net cash flows provided by financing activities increased by €42,470,538, or 42%, from €101,200,801 for the year ended December 31, 2020 to €143,671,339 for the year ended December 31, 2021 primarily as the result of net proceeds of €146,154,986 from the IPO net of underwriting discount and other transaction costs.

Tabular disclosure of contractual obligations

The following table sets forth information relating to our contractual obligations and commitments as of December 31, 2021:

	Total	Less than 1	Between 1	More than
		year	and 3 years	5 years
	(in €)
Service contracts	19,504,000	16,153,000	3,351,000	—
Total	19,504,000	16,153,000	3,351,000	—

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

Service contracts

The commitments from service contracts mainly result from contracts with nonclinical and clinical CROs and CDMOs.

C.     Research and development, patents and licenses, etc.

See “ITEM 4. INFORMATION ON THE COMPANY——B. Business Overview—Intellectual Property.”

D.        Trend information

For a discussion of trend information, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

E. Critical accounting estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 2.19 to our consolidated financial statements, which are included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management Board of Directors

The following table presents information about our Board and Senior Management as of the date of this Annual Report.

			Initial year of
Name	Position	Age	appointment	Term
Board
Berndt Modig	Chief Executive Officer and Executive Director	63	2015	2024
Hans Schikan, PharmD	Non-Executive Director	63	2019	2024
David Meeker, M.D.	Non-Executive Director	67	2021	2025
Robert Glassman, M.D.	Non-Executive Director	60	2021	2025
Viviane Monges	Non-Executive Director	58	2021	2025
Anne Marie de Jonge Schuermans (*)	Non-Executive Director	49	2021	N/A
Elisabeth Björk, M.D. (*)	Non-Executive Director	60	2021	N/A
Senior Management
Berndt Modig	Chief Executive Officer and Director	63	2015	N/A
Jochen Knolle, Ph.D,	Chief Scientific Officer and Chief Operating Officer	72	2015	N/A
Peng Lu, M.D., Ph.D.	Chief Medical Officer	44	2020	N/A
Anne Lesage, Ph.D.	Chief Early Development Officer	61	2015	N/A
Morgan Conn, Ph.D.	Chief Business Officer	53	2017	N/A
Anna Nijdam, MSc RA	Head of Finance and Principal Accounting Officer	40	2020	N/A
Wim Souverijns, Ph.D	Chief Community Engagement and Commercial Officer	51	2021	N/A

(*) Interim director (appointment as director expected at our 2022 general meeting)

Unless otherwise indicated, the current business address for members of our Board and Senior Management is Pharvaris N.V., J.H. Oortweg 21, 2333 CH Leiden, The Netherlands.

The following is a brief summary of the business experience of our Board and Senior Management.

Board of Directors

Berndt Modig

Mr. Modig co-founded Pharvaris and has served as Chief Executive Officer since its inception. Mr. Modig is also a director of the Company. Prior to co-founding the Company, Mr. Modig served as Chief Financial Officer of Prosensa Holding N.V., a biopharmaceutical company focusing on novel RNA modulating treatments for rare diseases like Duchenne muscular dystrophy, from March 2010 through its IPO on the NASDAQ in 2013 until its acquisition by BioMarin Pharmaceutical Inc. in January 2015.

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

Mr. Modig also serves as a director, chair of the compensation committee and member of the audit committee of Sio Gene Therapies Inc., and as a member of the supervisory board and chair of the audit committee of Centogene N.V., both publicly held pharmaceutical companies. Mr. Modig received a bachelor’s degree in business administration, economics and German from the University of Lund, Sweden, and an MBA from INSEAD, Fontainebleau, France. Mr. Modig is a certified public accountant (inactive).

Hans Schikan, PharmD

Mr. Schikan co-founded Pharvaris and has served as a director since 2019. He is the former CEO of Prosensa Holding N.V., a biopharmaceutical company focusing on novel RNA modulating treatments for rare diseases including Duchenne muscular dystrophy.

Mr. Schikan was previously at Genzyme, most recently serving as VP for Global Marketing and Strategic Development of Genzyme’s product portfolio for rare genetic diseases. He is currently Chairman of the Board of Microbiotica, InteRNA and Complix, and board member of Vicore Pharma and VectivBio.

Mr. Schikan is also a member of the Top Team of the Dutch Top Sector Life Sciences & Health. Previously, he served on the boards of Sobi, Hansa Biopharma, Asceneuron, Wilson Therapeutics (acquired by Alexion) and Therachon (acquired by Pfizer). He holds a Pharm.D. degree from Utrecht University.

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

Dr. Glassman was a board-certified hematologist-oncologist who remains on the faculty of Weil Cornell as a Clinical Assistant Professor of Medicine. He has co-authored numerous articles in peer-reviewed journals and spoken widely in industry and academic forums on clinical development, reimbursement, and data interpretation. Dr. Glassman received his AB from Harvard College magna cum laude and an MD from Harvard Medical School. He completed his residency in internal medicine at the Hospital of the University of Pennsylvania, and his fellowship in hematology and oncology at Weill Cornell. He also spent several years as a basic science investigator at Rockefeller University in the laboratory of Hidesaburo Hanafusa, where he received Howard Hughes Medical Institute and American Cancer Society awards.

Elisabeth Björk, M.D.

Dr. Bjӧrk has been a director since December 2021. Dr. Bjӧrk is currently the Senior Vice President, Head of Late-stage Development, Cardiovascular, Renal and Metabolism (CVRM), BioPharmaceuticals R&D at AstraZeneca leading the global development of medicines within this area. Throughout her career at AstraZeneca (since 2002), she has gained broad drug development experience covering clinical development phase I-IV, large outcomes programs, major global filings and health authority interactions, and commercial strategy/implementation. Dr Bjӧrk is an endocrinologist by training and an associate professor of medicine at Uppsala University, Sweden. She is also a board member of Rocket Pharmaceuticals, Chalmers University of Technology, Chalmers Ventures AB, Bjӧrks Matematik o Mera AB, and rfidcompare europe AB.

Viviane Monges

Ms. Monges has been a director since July 2021 and serves as the company’s audit chair. She currently serves as a non-executive director at multiple companies, such as DBV Technologies, ADC Therapeutics, UCB, and Novo Holdings. Prior to these roles, Viviane was the VP of Finance of the Nestlé Business Excellence Division. Prof to that she held several Finance leadership roles at Novartis’s OTC Division where she was Global CFO. Prior to her time at Novartis, Ms. Monges served as CFO of European Pharmaceuticals at Pfizer and as CFO of the Global Pharmaceutical Business unit of Pfizer. She holds an undergraduate degree in business administration as well as an MBA with a major in finance from Ecole Supérieure de Commerce de Paris (ESCP).

Anne Marie de Jonge Schuermans

Dr. de Jonge Schuermans has been a director since December 2021. Dr. de Jonge Schuermans is currently an Executive Committee member and Senior Vice President at Swedish Orphan Biovitrum (Sobi) where she is responsible for all Technical Operations encompassing CMC Development, Manufacturing, Sourcing, Supply Chain and Quality for a broad range of commercial and development products in rare diseases.

Prior to joining Sobi, Dr. de Jonge Schuermans held roles as VP Global Manufacturing Operations and VP Global Supply Chain Operations & Partnerships at Biogen. Before that she spent almost 15 years in Novartis in various technical roles. Throughout her career she has built up experience in Biotech, Pharma, Medical Device and Consumer Health for a wide range of technologies in multiple territories and regulations.

Dr. de Jonge Schuermans obtained her PhD from the Swiss Federal Institute of Technology Zurich (ETHZ) and holds M.Sc. degrees in Agriculture & Natural Environment from Wageningen Agricultural University in the Netherlands, and Ecole Polytechnique Fédérale Lausanne (EPFL) in Switzerland.

Senior management

Jochen Knolle, Ph.D.

Dr. Knolle co-founded Pharvaris and has served as Chief Scientific Officer and Chief Operating Officer since its inception. Dr. Knolle’s experience spans 40 years in the pharmaceutical industry. Dr. Knolle is named as an author of many publications and as an inventor for many patents, including the approved therapeutics Quinapril, a marketed ACE inhibitor, and icatibant.

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

In addition to his consultancy activities, Dr. Knolle acts as a board member for Thermosome. He co-founded Kosa Pharma and 3B Pharmaceuticals and has been a board member for the Charité Research Organisation GmbH and a Senior Advisor for Kurma Partners. Dr. Knolle studied chemistry in Göttingen and Münster. After a post-doc in the laboratory of the Nobel Laureate E.J. Corey at Harvard University, he joined the pharmaceutical unit of Hoechst AG in 1978.

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

Anne Lesage, Ph.D.

Dr. Lesage co-founded Pharvaris and has led the translational science, preclinical and nonclinical development since its inception. Dr. Lesage has over 25 years’ experience in drug discovery, preclinical and early development and scientific and strategic project management.

From 1992 until 2010, Dr. Lesage held different leadership positions with increasing responsibility in the neuroscience drug discovery unit at Johnson & Johnson. Dr. Lesage started as project team lead, and moved to head of exploratory research and biology head of psychiatry. Dr. Lesage is an inventor on 9 patents and an author of 45 publications. Dr. Lesage founded GrayMatters Consulting in 2010 and advised early and late-stage biotech companies, venture capital organizations, and government agencies and initiatives. In 2013, Dr. Lesage co-founded Kosa Pharma.

Dr. Lesage is trained as a biochemist and holds a Ph.D. in molecular biology. Dr. Lesage studied biochemistry at the University of Ghent, received her Ph.D. in the group of Professor Walter Fiers, and was a post-doctoral fellow in the Child Psychiatry department of Stanford University Medical School and in the CNRS Laboratory of Viral Oncology of Hospital Paul Brousse in Paris.

Morgan Conn, Ph.D.

Dr. Conn joined the Company in 2017, and has over 20 years of experience in the biopharmaceutical industry.

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

Early in his career, Dr. Conn served as an Assistant Professor in Chemistry at Amherst College, with a cross appointment in the Graduate Molecular and Cellular Biology program at the University of Massachusetts (Amherst). Dr. Conn holds a B.Sc. (Hons) in Chemistry and Biochemistry from the University of Toronto; a Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology as both an NSF and NSERC pre- doctoral fellow; and, studied as a post-doctoral Research Fellow of the Miller Institute for Basic Research in Science at the University of California, Berkeley.

Anna Nijdam, MSc RA

Ms. Nijdam joined the Company in 2020, with over 12 years’ experience in the financial industry as a chartered accountant. From 2008 until 2020, Ms. Nijdam worked in the Assurance Services group at Ernst & Young Accountants LLP in Rotterdam, the Netherlands, where she held various leadership positions, including most recently serving as a Senior Manager. Ms. Nijdam is treasurer at the Entrepreneurs Foundation and a member of the Associations Audit Committee of Hockey Club Rotterdam and previously served as a member of the supervisory board of Access to Seeds Foundation. Ms. Nijdam holds a master’s in economics from the Erasmus University of Rotterdam and a Register Accountant title (Dutch Certified Public Accountant) from Nivra Nyenrode in the Netherlands.

Wim Souverijns, Ph.D.

Dr. Souverijns joined the Company in July 2021 with over 25 years of experience in pharmaceutical portfolio strategic and operational leadership at ObsEva, Celgene, and Amgen.

Dr. Souverijns joined the Company from his most recent position as the Chief Commercial Officer at ObsEva where he was responsible for the commercialization of its women’s health product portfolio. Prior to joining ObsEva, he spent 11 years at Celgene where he contributed to the successful build out of the product portfolio in diverse strategic and operational leadership roles. He developed a broad pharmaceutical background through various international assignments at PwC Consulting and in different market access roles at Amgen, both at the European and global level. Dr. Souverijns holds a degree in bio-engineering from the KU Leuven, Belgium, and obtained a Ph.D. from the same institute.

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

The aggregate compensation, including benefits in kind, accrued or paid to members of our Board and Senior Management with respect to the year ended December 31, 2021 for services in all capacities was approximately €6,470,014. For the year ended December 31, 2021, we paid Mr. Modig, our Chief Executive Officer and Executive Director, €721,585 in compensation and benefits in kind.

The table below shows the aggregate compensation, including benefits in kind, accrued or paid to individual members of the Board for the year ended December 31, 2021 in such capacity.

	Base salary	Total remuneration
Mr. Modig	€414,000	€721,585
Dr. Glassman	—	€28,900
Dr. Meeker	—	€58,675
Mr. Schikan	—	€50,940
Ms. Monges	—	€12,870
Dr. de Jonge Schuermans	—	—
Dr. Björk	—	—
Mr. Kleijwegt	—	€23,380
Mr. Gaster	—	€8,841

The table below shows the number of options granted to individual members of the Board for the year ended December 31, 2021 in such capacity.

	Number of	Exercise	Expiration
	Options	Price	Date
Mr. Modig	150,000	€2,38	Jan 1, 2030
Mr. Modig	250,000	$20.00	Feb 5, 2031
Dr. Glassman	8,000	$20.00	Feb 5, 2031
Dr. Glassman	27,000	€7.25	Jan 1, 2031
Dr. Meeker	80,000	€7.25	Jan 1, 2031
Mr. Schikan	35,000	$20.00	Feb 5, 2031
Ms. Monges	35,000	$17.43	July 1, 2031

Share Ownership of our Board and Senior Management

The table below sets forth the share ownership of our Board and Senior Management as of March 10, 2022.

	Number of	Percentage
	Ordinary	of Shares	Voting
	Shares	Outstanding	Rights
Mr. Modig(1)	1,200,000	3.6197%	(3)
Dr. Knolle	1,200,000	3.6197%	(3)
Mr. Schikan	500,000	1.5082%	(3)
Dr. Lesage(2)	250,000	0.7541%	(3)
Dr. Meeker	50,000	0.1508%	(3)
Dr. Glassman	—	—	(3)
Dr. Björk	—	—	(3)
Ms. Monges	—	—	(3)
Dr. de Jonge Schuermans	—	—	(3)
Dr. Lu	34,000	0.1026%	(3)
Dr. Conn	14,242	0.043%	(3)
Ms. Nijdam	1,978	0.0060%	(3)
Dr. Souverijns	—	—	(3)

(1)	Represents ordinary shares held by Schoodic Management B.V., an entity controlled by Mr. Modig.
(2)	Represents ordinary shares held by GrayMatters Consulting BVBA, an entity controlled by Dr. Lesage.
(3)	Each ordinary share carries one vote per share.

Option Ownership of our Board and Senior Management

The table below sets forth the option ownership of our Board and Senior Management as of March 10, 2022.

			Percentage	Percentage
		Exercise	of Shares	of Fully	Expiration
	Options	Price	Outstanding	Diluted	Date
Mr. Modig	150,000	€2.38	0.45%	0.38%	Jan 1, 2030
Mr. Modig	250,000	$20	0.75%	0.64%	Feb 5, 2031
Dr. Knolle	150,000	€2.38	0.45%	0.38%	Jan 1, 2030
Dr. Knolle	150,000	$20	0.45%	0.38%	Feb 5, 2031
Dr. Lesage	150,000	€2.38	0.45%	0.38%	Jan 1, 2030
Dr. Lesage	120,000	$20	0.36%	0.31%	Feb 5, 2031
Dr. Conn	150,000	€2.38	0.45%	0.38%	Jan 1, 2030
Dr. Conn	110,000	$20	0.33%	0.28%	Feb 5, 2031
Dr. Lu	406,000	€2.38	1.22%	1.04%	Feb 3, 2030
Dr. Lu	79,000	$20	0.24%	0.20%	Feb 5, 2031
Dr. Glassman	27,000	€7.25	0.08%	0.07%	Jan 1, 2031
Dr. Glassman	8,000	$20	0.02%	0.02%	Feb 5, 2031
Dr. Meeker	80,000	€7.25	0.24%	0.20%	Jan 1, 2031
Ms. Monges	35,000	$17.43	0.11%	0.09%	July 1, 2031
Dr. Bjӧrk	35,000	$14.39	0.11%	0.09%	Jan 1, 2032
Dr. de Jonge Schuermans	35,000	$14.39	0.11%	0.09%	Jan 1, 2032
Dr. Souverijns	115,000	$17.43	0.35%	0.29%	July 1, 2031
Mr. Schikan	35,000	$20	0.11%	0.09%	Feb 5, 2031
Ms. Nijdam	30,000	$20	0.09%	0.08%	Feb 5, 2031

Equity Incentive Plans

2016 Equity Incentive Plan

In 2016, the Company adopted the Pharvaris B.V. 2016 Equity Incentive Plan (the “2016 Plan”) in order to advance the interests of the Company and its stakeholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing incentives for such persons to exert maximum efforts for the success of the Company and provide a means by which eligible individuals may benefit from increases in the value of the Company’s shares. The 2016 Plan was amended and restated in connection with our initial public offering. As of March 10, 2022, there were no shares available for issuance under the 2016 Plan.

The 2016 Plan provided for the grant of options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”), performance stock awards, performance cash awards, and other stock-based awards.

In connection with the consummation of our initial public offering, we granted our executive officers and directors stock options to purchase an aggregate of 873,000 ordinary shares in accordance with the terms of the 2016 Plan and the terms and conditions of award agreements evidencing such grants. The exercise price per share was the initial public offering price per share.

As of March 10, 2022, the total number of options held by the Board and Senior Management and other employees is 2,574,295 with a weighted average exercise price of €15,62 per share. None of these options have been exercised.

As of March 10, 2022, the total number of RSUs held by Senior Management and other employees is 233,131.

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

Board Service Contracts

We have entered into service contracts with Dr. Björk, Dr.de Jonge Schuermans, Dr. Glassman, Dr. Meeker, Ms. Monges, and Mr. Schikan that memorialize the terms of their compensation, duties and obligations to the Company. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related party transactions —Agreements and Arrangements with our Directors” for additional information.

Insurance and Indemnification

Under Dutch law, members of the Board may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the Company and to third parties for infringement of the Articles of Association or of certain provisions of Dutch law. In certain circumstances, they may also incur other specific civil and criminal liabilities.

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

Dutch Corporate Governance

As a listed Dutch public company with limited liability (naamloze vennootschap), we are subject to the DCGC. The DCGC contains principles and best practice provisions on corporate governance that regulate relations between the board of directors and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies must disclose in their annual reports whether they comply with the provisions of the DCGC. If a company subject to the DCGC does not comply with these provisions, that company would be required to give reason for such non-compliance. We do not comply with all best practice provisions of the DCGC. As of the date of this prospectus, our main from the DCGC are summarized below, but we cannot exclude the possibility of deviating from additional provisions of the DCGC after the date hereof and including in order to follow market practice or governance practices in the United States.

Under our Articles of Association, directors are to be appointed on the basis of a binding nomination prepared by the Board. This means that the nominee will be appointed to the Board, unless the general meeting removes the binding nature of the nomination (in which case a new nomination will be prepared for a subsequent general meeting). Our Articles of Association provide that the general meeting can only pass such resolution by at least a two-thirds majority of the votes cast, representing more than half of the issued share capital. However, the DCGC recommends that the general meeting can pass such a resolution by simple majority, representing no more than one-third of the issued share capital.

Under the Articles of Association, directors can only be dismissed by the general meeting by simple majority, provided that the Board proposes the dismissal. In other cases, the general meeting can only pass such resolution by a two-thirds majority representing more than half of the issued share capital. The DCGC recommends that the general meeting can pass a resolution to dismiss a director by simple majority, representing no more than one-third of the issued share capital.

The DCGC recommends against providing equity awards as part of the compensation of a non-executive director. However, consistent with U.S. market practice, we have granted equity awards to our non-executive directors

Our Plan allows us to set the terms and conditions of equity awards granted thereunder. Under the Plan, we may grant ordinary shares that are not subject to a lock-up period of at least five years after the date of grant, and we may grant options without restricting the exercisability of those options during the first three years after the date of grant. In those cases, this would cause additional deviations from the DCGC.

C.	Board practices

Board Structure

The Board is charged with the management of the Company, which includes setting the Company's strategy, subject to the restrictions contained in our Articles of Association. The executive director manages our day-to-day business and operations and implement our strategy. The non-executive directors focus on the supervision of the policy and functioning of the performance of the duties of all directors and our general state of affairs. The directors may divide their tasks among themselves in or pursuant to internal rules. Each director has a statutory duty to act in the corporate interest of the Company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the Company also applies in the event of a proposed sale or break-up of the Company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Our Board is entitled to represent the Company. The power to represent the Company also vests in our chief executive officer, as well as in any other two executive directors acting jointly. Any resolution of the Board regarding a material change in our identity or character, as defined under Dutch law, requires approval of our general meeting. The absence of the approval of the general meeting shall result in the relevant resolution being null and void but shall not affect the powers of representation of the Board or of the executive directors.

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

The general meeting shall at all times be entitled to suspend or dismiss a director. Under our Articles of Association, the general meeting may only adopt a resolution to suspend or dismiss a director by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of the issued share capital, unless the resolution is passed at the proposal of the Board, in which latter case a simple majority of the votes cast is sufficient. If a director is suspended and the general meeting does not resolve to dismiss him or her within three months from the date of such suspension, the suspension shall lapse.

The Board may also suspend, but may not remove, an executive director. The Articles of Association do not contain limitations on the period of a term of appointment nor on the number of consecutive terms, but we will be subject to the Dutch Corporate Governance Code, or DCGC, which provides the following best practice recommendations on the terms for directors’ service:

•	executive directors should be appointed for a maximum period of four years, without limiting the number of consecutive terms they may serve; and
•

non-executive directors should be appointed for two consecutive periods of no more than four years, after which non-executive directors may be reappointed for a maximum of two consecutive periods of no more than two years, provided that of the reasons for any reappointment after an eight-year term of office should be disclosed in the Company’s statutory annual Board report.

Board Composition, Diversity and Election of Directors

Our Board is comprised of seven members, one of whom is an executive director. The members of our Board do not have a retirement age requirement under our Articles of Association. No family relationships or other arrangements exist among any member of our Board or Senior Management.

Our diversity policy is that we will balance our Board in terms of gender, age, background and nationality as much as reasonably possible while still having our board composed of the best possible candidates overall. It has been and will remain our priority to have the best available specialists on our Board, irrespective of age, background, nationality and gender, who make a balanced panel of directors able to advise and guide our Company to further growth and success for all its stakeholders. This means we require a number of specialties and character traits to be present. Taking into account the aforementioned and the specialist nature of our business, we will actively seek to further improve diversity on our board if and when proposing new appointments to our Board, whilst acknowledging that age, gender and nationality are important, but not the only factors relevant for the ultimate decision to select a board member. The table below provides information as to the gender diversity of our Board. Dutch law prohibits us from gathering and disclosing demographic background data.

Board Diversity Matrix (As of March 29, 2022)
Country of Principal Executive Offices:	The Netherlands
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	4	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

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

Board Committees

Audit committee

The audit committee, which consists of Dr. de Jonge Schuermans, Mr. Schikan, and Ms. Monges, assists the Board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Ms. Monges serves as Chairman of the committee. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our Board has determined that Mr. Schikan and Ms. Monges satisfy the “independence” requirements set forth in the Nasdaq listing standards and Rule 10A-3 under the Exchange Act and expects that Dr. de Jonge Schuermans, Mr. Schikan and Ms. Monges will continue to satisfy such “independence” requirements. Our Board has determined that Mr. Schikan and Ms. Monges qualify as “audit committee financial experts,” as such term is defined in the rules of the SEC.

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

Nomination and corporate governance committee

The nomination and corporate governance committee, which consists of Dr. de Jonge Schuermans, Dr. Björk, and Dr. Meeker, assists our Board in identifying individuals qualified to become members of our Board consistent with criteria established by our Board and in developing our code of conduct.

Dr. Meeker serves as Chairman of the committee. Our Board has determined that Dr. de Jonge Schuermans, Dr. Björk and Dr. Meeker satisfy the “independence” requirements under the Exchange Act and the Nasdaq listing standards.

D.	Employees

As of December 31, 2021, we had 34 employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe our relations with our employees are good.

The table below sets out the number of employees by geography as of December 31, 2021:

As of December 31,
Geography	2021
Switzerland	10
The Netherlands	13
United States	11
Total	34

E.	Share ownership

See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Disclosure of Compensation of our Board and Senior Management” and “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—A. Major shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of Pharvaris’ ordinary shares as of March 10, 2022, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•	each member of our Board and Senior Management; and
•	all members of our Board and Senior Management as a group.

The number of ordinary shares beneficially owned by each entity, person and member of Pharvaris’ Board or Senior Management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 10, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

This table is based upon information supplied by our named Senior Management, directors, and principal shareholder, and Schedules 13D, and 13G filed with the SEC. The percentage of outstanding ordinary shares is computed on the basis of 33,151,881 ordinary shares outstanding as of March 10, 2022. Ordinary shares that a person has the right to acquire within 60 days of March 10, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of the Board and Senior Management as a group. Unless otherwise indicated below, the address for each beneficial owner is c/o Pharvaris N.V., J.H. Oortweg 21, 2333 CH Leiden, The Netherlands.

	Ordinary Shares Beneficially Owned
	Number of	Percentage of
Name of Beneficial Owner	Shares	Class
5% Beneficial Owner:
LSP V Coöperatieve U.A.(1)	3,607,566	10.88%
Entities affiliated with Foresite Capital(2)	3,296,068	9.94%
FMR LLC (3)	3,295,109	9.94%
Entities affiliated with Bain Capital Life Sciences Investors, LLC (4)	3,180,601	9.59%
Viking Global Opportunities Illiquid Investments Sub-Master LP(5)	2,455,536	7.41%
General Atlantic PH B.V.(6)	2,420,155	7.30%
venBio Global Strategic Fund III, L.P.(7)	2,303,310	6.95%
Board and Senior Management:
Mr. Modig(8)	1,365,625	4.10%
Dr. Knolle(12)	1,334,375	4.01%
Mr. Schikan(11)	510,938	1.54%
Dr. Lesage(14)	375,000	1.13%
Dr. Lu(13)	291,438	*%
Dr. Conn(15)	136,117	*%
Dr. Meeker(9)	76,667	*%
Dr. Glassman(10)	11,500	*%
Ms. Nijdam(16)	11,353	*%
Dr. Björk	—	—
Ms. de Jonge Schuermans	—	—
Ms. Monges	—	—
Dr. Souverijns	—	—
All executive officers and board members as a group
(13 persons)	4,113,013	11.84%

*	Indicates beneficial ownership of less than 1% of total outstanding ordinary shares.

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

(2)

Represents (i) 3,261,926 ordinary shares held by Foresite Capital Fund IV, L.P. (“Foresite IV”); and (ii) 34,142 ordinary shares held by Foresite Capital Fund V, L.P. (“Foresite V” and, together with Foresite IV, “Foresite”). Foresite Capital Management IV, LLC (“FCM IV”) is the general partner of Foresite IV and may be deemed to have sole voting and dispositive power over shares held by Foresite IV. Foresite Capital Management V, LLC (“FCM V”) is the general partner of Foresite V and may be deemed to have sole voting and dispositive power over shares held by Foresite V. James Tananbaum is the sole managing member of FCM IV and FCM V and may be deemed to have sole voting and dispositive power over share held by Foresite. Each of FCM IV, FCM V and Dr. Tananbaum disclaims beneficial ownership of shares held by Foresite except to the extent of any pecuniary interest therein. The address of Foresite, FCM IV, FCM V and Dr. Tananbaum is 600 Montgomery Street, Suite 4500, San Francisco, CA 94111.

(3)

Represents 3,295,109 ordinary shares held by FMC LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company LLC ("FMR Co. LLC"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(4)

Represents (i) 2,908,480 ordinary shares held by Bain Capital Life Sciences Fund, L.P. (“BCLS”); and (ii) 272,121 ordinary shares held by BCIP Life Sciences Associates, LP (“BCIP LS” and, together with BCLS, the “Bain Capital Life Sciences Entities”). Bain Capital Life Sciences Investors, LLC (“BCLSI”), whose managers are Jeffrey Schwartz and Adam Koppel, is the general partner of Bain Capital Life Sciences, LP, which is the general partner of BCLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIP LS. As a result, each of BCLSI, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power over the shares held by the Bain Capital Life Sciences Entities. The address of the Bain Capital

Life Sciences Entities, BCLSI, Mr. Schwartz and Dr. Koppel is c/o Bain Capital Life Sciences, LP 200 Clarendon Street, Boston, MA 02116.

(5)

Viking Global Opportunities Illiquid Investments Sub-Master LP (the “Opportunities Fund”) has the authority to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”), and by Viking Global Investors LP (“VGI”), which provides managerial services to the Opportunities Fund. Viking Global Opportunities Parent GP LLC (“Opportunities Parent”) is the general partner of Viking Global Opportunities GP LLC (“Opportunities GP”) which serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the ordinary shares controlled by Opportunities Portfolio GP, which consists of the ordinary shares directly held by the Opportunities Fund. O. Andreas Halvorsen, David C. Ott and Rose Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI and Opportunities GP), have shared authority to direct the voting and disposition of investments beneficially owned by VGI and the Opportunities GP. The business address of the Opportunities Fund, Opportunities Portfolio GP, Opportunities GP, VGI, O. Andreas Halvorsen, David C. Ott and Rose Shabet is c/o Viking Global Investors LP, 55 Railroad Avenue, Greenwich, Connecticut 06830.

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

(8)

Represents ordinary shares held by Schoodic Management B.V., an entity controlled by Mr. Modig. Consists of 165,625 options that vest within 60 days of March 10, 2022. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(9)	Consists of 26,667 options that vest within 60 days of March 10, 2022. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(10)	Consists of 11,500 options that vest within 60 days of March 10, 2022. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(11)	Consists of 10,938 options that vest within 60 days of March 10, 2022. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(12)	Consists of 134,375 options that vest within 60 days of March 10, 2022. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(13)	Consists of 257,438 options that vest within 60 days of March 10, 2022. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(14)

Represents ordinary shares held by GrayMatters Consulting BVBA, an entity controlled by Dr. Lesage. Consists of 125,000 options that vest within 60 days of March 10, 2022. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(15)	Consists of 121,875 options that vest within 60 days of March 10, 2022. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(16)	Consists of 9,375 options that vest within 60 days of March 10, 2022. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

As of March 10, 2022, approximately 20.5 million of our outstanding ordinary shares are held by 9 record holders in the United States, including Cede and Company which is the record holder for 10.6 million ordinary shares. Cede and Company is a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede and Company therefore is the technical shareholder of record for all of our shares that were issued in our initial public offering and are held by DTC participants, as such shareholders do not themselves hold direct property rights in our ordinary shares, but rather have contractual rights in such shares that are part of a chain of contractual rights involving Cede and Company. All ordinary shares carry one voting right. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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

The following is a description of related-party transactions we have entered into since January 1, 2019 with any of the members of the Board, our Senior Management and the holders of more than 5% of our ordinary shares.

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

Agreements and Arrangements with our Directors

        We have entered into services agreements with Dr. Meeker, Dr. Glassman, Ms. Monges, Dr. Björk and Dr. de Jonge Schuermans. The services agreements will be terminated, without prior notice, when the non-executive director ceases to be a non-executive director. The Company can also terminate the services agreement with immediate effect for “urgent cause” as defined in Section 7:678 of the Dutch Civil Code. Additionally, both the non-executive director and the Company may terminate the services agreement at any time, subject to a one-month notice period. Each services agreement provides for compensation, including a base compensation, an increase in the base compensation for membership on a committee of the board of directors, and, if considered appropriate by the board of directors and subject to applicable law and the Company’s compensation policy, eligibility to participate in the Company’s equity incentive plans. The services agreements also provide for the reimbursement of reasonable and necessary expenses incurred by our non-executive in the performance of their duties. The services agreements also contain confidentiality, non-competition and non-solicitation provisions.

Agreements and Arrangements with Senior Management

Dr. Knolle, who has served as Chief Scientific Officer and Chief Operating Officer since our inception, was a member of the board of Charité Research Organisation GmbH, or Charité CRO until February 28, 2022. The Company has entered into a service contract with Charité CRO according to which Charité CRO provides services supporting research for the Company. In fiscal year 2021, payments to Charité CRO with respect to this service contract amounted to €608 (2020: €1,025,795).

The Company engages several management entities for the purpose of providing key management services to the Company. These management entities are considered related parties, as they provide key management services and the key management personnel exercise key management functions within these entities. Certain key management personnel are also shareholders of the Company. In fiscal year 2021 the aggregate amounts payable to these related parties was €1,586,157 and €1,350,185 respectively.

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

We have also entered into employment agreements with Mr. Modig (Chief Executive Officer), Dr. Lu (Chief Medical Officer), Ms. Nijdam (Head of Finance and Principal Accounting Officer), Dr. Conn (Chief Business Officer), and Dr. Wim Souverijns (Chief Community Engagement and Commercial Officer) (collectively, the “Employment Agreements”). The Employment Agreements generally provide for base salary, sign-on bonuses (for Mr. Modig, Dr. Lu, Ms. Nijdam, and Dr. Conn), discretionary annual bonuses based on a percentage of base salary and eligibility to receive equity awards and to participate in the Company’s benefits plans. The Employment Agreements for Dr. Lu, Mr. Modig, Dr. Conn and Dr. Souverijns also provide that upon a termination by the Company without cause, by the executive for good reason, or as a result of the executive’s death or disability, the executive is entitled to the following (subject to execution of a general release of claims in favor of the Company): (i) 12 months of base salary with respect to Mr. Modig, Dr. Lu, and Dr. Conn and 9 months of base salary with respect to Dr. Souverijns, (ii) with respect to Dr. Lu and Dr. Conn, for one year after termination, the right to continue health care benefits under COBRA at active employee rates, (iii) any unpaid discretionary bonus for the prior year and (iv) pro rata discretionary bonus for the current year, subject to Board approval. In the case of Mr. Modig and Dr. Souverijns, the severance amount is reduced by the amount of any survivor’s or disability annuity payment received for the 12 subsequent months.

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

Dividends and dividend policy

We have never declared or paid any dividends on our ordinary shares. We expect to retain all earnings, if any, generated by our operations for the development and growth of our business and do not anticipate paying any dividends to our shareholders in the foreseeable future. Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or our Articles of Association and (if it concerns a distribution of profits) after adoption of our statutory annual accounts by our general meeting from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of the Board and will depend upon a number of factors, including our results of operations, earnings, cash flow, financial condition, future prospects, contractual restrictions, capital investment requirements, restrictions imposed by applicable law and other factors considered relevant by the Board.

Under our Articles of Association, if any preferred shares are or have been outstanding, the preferred dividend is first paid out of our profits, if available for distribution, to the holders or former holders, as applicable, of those preferred shares to the extent they are entitled to such distribution under our Articles of Association, which we refer to as our preferred dividend. Thereafter, our Board may decide that all or part of our remaining profits shown in our adopted statutory annual accounts will be added to our reserves. After reservation of any such profits, any remaining profits will be at the disposal of the general meeting at the proposal of our Board for distribution on our ordinary shares, subject to the applicable restrictions of Dutch law. Our Board is permitted, subject to certain requirements, and applicable restrictions of Dutch law, to declare interim dividends without the approval of the general meeting. Dividends and other distributions shall be made payable no later than the date determined by the Board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

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

MATERIAL UNITED STATES FEDERAL INCOME TAX AND DUTCH TAX CONSIDERATIONS

The information presented under the caption “—Material U.S. Federal Income Tax Considerations to U.S. Holders” below is a discussion of material U.S. federal income tax consequences to a U.S. Holder (as defined below) of owning and disposing of our ordinary shares. The information presented under the caption “—Material Dutch Tax Considerations” is a discussion of the material Dutch tax consequences of owning and disposing of our ordinary shares.

You should consult your tax adviser regarding the applicable tax consequences to you of investing in our ordinary shares under the laws of the United States (federal, state and local), the Netherlands, and any other applicable jurisdiction.

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing of our ordinary shares. It does not describe all tax consequences that may be relevant to a particular person’s decision to acquire or dispose of our ordinary shares. This discussion applies only to a U.S. Holder that holds our ordinary shares as capital assets within the meaning of Section 1221 of the Code for U.S. federal income tax purposes, and this discussion applies only to such ordinary shares. This discussion is general in nature and it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including the potential application of the Medicare contribution tax, estate or gift tax consequences, any tax consequences other than U.S. federal income tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	corporations that accumulate earnings to avoid U.S. federal income tax, or expatriated entities subject to Section 7874 of the Code;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•

persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities;
•	“individual retirement accounts” or “Roth IRAs” or other tax-deferred accounts;
•	any persons that acquire ordinary shares directly or indirectly in connection with the performance of services;
•	persons who are subject to Section 451(b) of the Code;
•	persons that own or are deemed to own ten percent or more of our shares (by vote or value);
•	S corporations and any investors therein, regulated investment companies, real estate investment trusts, real estate mortgage investment conduits; or
•	persons holding ordinary shares in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, who is eligible for the benefits of the Treaty and who is:

•	an individual who is a citizen or resident in the US;
•

a corporation, or other entity taxable as a corporation for U.S federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

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

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF U.S. NON-INCOME TAX LAWS AND THE LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, IN LIGHT OF THEIR PARTICULAR SITUATION.

Taxation of Distributions

As discussed above under “Dividends and dividend policy”, we do not expect to make distributions on our ordinary shares in the near future. In the event that we do make distributions of cash or other property, subject to the PFIC rules described below, distributions paid on our ordinary shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. If and for so long as our ordinary shares are listed on the Nasdaq or another established securities market in the United States or if and for so long as we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” if we are not treated as a PFIC with respect to the U.S. Holder and were not treated as a PFIC with respect to the U.S. Holder in the preceding taxable year, and if certain other requirements are met. Therefore, subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of Dutch income taxes. Subject to the PFIC rules described below, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will generally not be eligible for the dividends- received deduction generally available to U.S. corporations under the United States Internal Revenue Code.

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look- through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. Based on the nature of our business, our financial statements, and our expectations about the nature and amount of our income, assets and activities we do not believe we were a PFIC in 2021 and we do not expect to be a PFIC for our current taxable year or in the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. Whether we or any of our subsidiaries will be a PFIC in 2022 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things, a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time. Therefore, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Accordingly, there can be no assurance that we will not be a PFIC in 2022 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ordinary shares.

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

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules. The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their tax advisers with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, as applicable, the consequences to them of an investment in a PFIC (and any Lower-tier PFICs), any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Information Reporting With respect to Foreign Financial Assets

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

Information Reporting and Backup Withholding

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

Material Dutch Tax Considerations

Scope of Discussion

The following is a general description of certain material Dutch tax consequences of the acquisition, holding and disposal of our ordinary shares. It does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of our ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this section should be treated with corresponding caution.

This section is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where this section refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.

THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT DUTCH TAX ADVICE OR A COMPLETE DESCRIPTION OF ALL DUTCH TAX CONSEQUENCES RELATING TO THE ACQUISITION, HOLDING AND DISPOSAL OF OUR ORIDNARY SHARES. HOLDERS OR PROSPECTIVE HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE DUTCH TAX CONSEQUENCES RELATING TO THE ACQUISITION, HOLDING AND DISPOSAL OF THE ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Please note that this section does not describe the Dutch tax consequences for:

i.

a holder of our ordinary shares if such holder has a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of an individual together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii)

rights to acquire, directly or indirectly, such interest, or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

ii.

a holder of our ordinary shares, if the ordinary shares held by such holder qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

iii.

pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and

iv.

holder of our ordinary shares if such holder is an individual for whom the ordinary shares or any benefit derived from the ordinary shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

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
•

liquidation proceeds, proceeds of redemption of our ordinary shares, or proceeds of the repurchase of ordinary shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for purposes of Dutch dividend withholding tax;

•

an amount equal to the par value of our ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

•

partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term “net profits” includes anticipated profits that have yet to be realized.

Individuals and corporate legal entities who are resident or deemed to be resident of the Netherlands for Dutch tax purposes, generally are entitled to an exemption of or a credit for any Dutch dividend withholding tax against their Dutch (corporate) income tax. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder.

A holder of our ordinary shares resident of a country other than the Netherlands may, depending on such holder’s specific circumstances, be entitled to exemptions from, reductions of, or full or partial refunds of, Dutch dividend withholding tax under Dutch national tax legislation, EU law, or treaties for the avoidance of double taxation in effect between the Netherlands and such other country.

Remittance to the Dutch tax authorities

Under certain circumstances, we may not be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities, if we have received a profit distribution from a qualifying foreign subsidiary (as described in the Dutch Dividend Withholding Tax Act 1965; Wet op de dividendbelasting 1965) which distribution (i) is exempt from Dutch corporate income tax and (ii) has been subject to a foreign withholding tax of at least 5%. The amount that does not have to be remitted to the Dutch tax authorities can generally not exceed the lesser of:

•	3% of the dividends distributed by us subject to Dutch dividend withholding tax; and
•

3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the calendar year in which we distribute the dividends (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned reduction.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to remit to the Dutch tax authorities, it does not reduce the amount of Dutch dividend withholding tax that we are required to withhold on dividends distributed by us.

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

Conditional withholding tax on dividends (as of January 1, 2024)

As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

i.

is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a "Listed Jurisdiction"); or

ii.	has a permanent establishment located in a Listed Jurisdiction to which the ordinary shares are attributable; or
iii.

holds the ordinary shares for the main purpose or one of the main purposes to avoid taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

iv.

is not considered to be the beneficial owner of the ordinary shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the ordinary shares (a hybrid mismatch); or

v.	is not resident in any jurisdiction (also a hybrid mismatch); or
vi.

is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (currently 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (currently 25.8%).

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally, if the holder of ordinary shares is an entity that is a resident or deemed to be resident of the Netherlands for Dutch corporate income tax purposes (a “Dutch Resident Entity”), any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch corporate income tax at a rate of 15% with respect to taxable profits up to €395,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2022).

If the holder of our ordinary shares is an individual resident or deemed to be resident of the Netherlands for Dutch income tax purposes (a “Dutch Resident Individual”), any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch income tax at the progressive rates (with a maximum of 49.50% in 2022), if:

i.

the ordinary shares are attributable to an enterprise from which the holder of ordinary shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

ii.

the holder of ordinary shares is considered to perform activities with respect to the ordinary shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the ordinary shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the Dutch Resident Individual’s net investment assets (rendementsgrondslag) for the year will be subject to an annual Dutch income tax on a deemed return (with a maximum of 5.53% in 2022) under the regime for savings and investments (inkomen uit sparen en beleggen), insofar the Dutch Resident Individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. Our ordinary shares are included as investment assets. For the net investment assets on January 1, 2022, the deemed return ranges from 1.82% up to 5.53%

(depending on the aggregate amount of the net investment assets of the Dutch Resident Individual on January 1, 2022). The deemed return will be adjusted annually on the basis of historic market yields.

The deemed return on the Dutch Resident Individual’s net investment assets for the year is taxed at a flat rate of 31% (rate for 2022). Actual income or capital, gains realized in respect of the ordinary shares are as such not subject to Dutch income tax.

On 24 December 2021, the Dutch Supreme Court ruled that the Dutch income tax levy on savings and investments, in 2017 and 2018, violated the European Convention on Human Rights. The Dutch tax consequences of that ruling for the taxation on savings and investments for the years 2017 and further, including 2022, are not immediately clear. The new Dutch Government intends to start calculating the taxation on savings and investments on actual returns realized from savings and investments (instead of on a deemed return) starting in 2025. The Dutch Supreme Court ruling could make the Dutch Government move faster on the issue. Prospective investors should carefully consider the tax consequences of this Dutch Supreme Court ruling and consult their own tax adviser about their own tax situation.

Non-residents of the Netherlands

A holder of our ordinary shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch (corporate) income tax in respect of income derived or deemed to be derived from our ordinary shares or in respect of capital gains realized on the disposal or deemed disposal of the ordinary shares, provided that:

i.

such holder does not have interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

ii.

in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares that go beyond ordinary asset management and does not derive benefits from the ordinary shares that are taxable as benefits from miscellaneous activities in the Netherlands.

Gift and Inheritance Taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of ordinary shares by way of a gift by, or on the death of, a holder of such ordinary shares who is resident or deemed resident of the Netherlands at the time of the gift or the holder’s death.

Non-residents of the Netherlands

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

ii.

in the case of a gift of our ordinary shares made under a condition precedent, the holder of ordinary shares is resident or deemed to be resident of the Netherlands at the time the condition is fulfilled; or

iii.	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Value Added Tax (VAT)

No Dutch value added tax will be payable by a holder of our ordinary shares in respect of any payment in consideration for the holding or disposal of our ordinary shares.

Other Taxes and Duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of our ordinary shares in the Netherlands in respect of any payment in consideration for the holding or disposal of our ordinary shares.

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

Currency risk

We operate internationally and are exposed to currency risk arising from various currency exposure, primarily with respect to the British pound and the US Dollar as the Group has agreements with Contract Research Organizations (“CRO’s”) which are based in Great Britain, and consulting agreements with parties that are based in the United States of America and Switzerland. From these transactions, currency risk arises. We seek to minimize our exchange rate risk in our cash positions by taking into considerations market conditions and keeping currencies in which we expect to incur the majority of our near future expenses and make related payments from those positions. As of December 31, 2021, the amount of trade payables in foreign currency was limited. Foreign currency trade payables are short term in nature (generally 30 days). The Group keeps an amount of €173.6 million in USD on its bank accounts for the purpose of paying its suppliers that invoices to the Group in USD, resulting in the increase of Group’s exposure to currency risk.

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

The Group has €209.4 million of cash on the balance sheet at December 31, 2021. The Group is implementing its treasury strategy to monitor the impact of changes in interest rates.

Credit risk

Credit risk arises from cash and other financial assets, including deposits with banks and financial institutions. Cash deposits and investments are placed only with accredited financial institutions. Credit risk is further limited by investing only in liquid instruments. The Group’s maximum exposure to credit is the carrying amounts of bank balances.

Liquidity

We have no revenues to date and have relied on the financing from shareholders in order to ensure sufficient liquidity. We ensure the availability of cash for operational activities through appropriate budget and liquidity planning. Additionally, we maintain a level of cash, which is managed centrally, to finance our operational activities. As of December 31, 2021, we had cash and cash equivalents of €209.4 million. We believe we have sufficient capital to continue operations into the first quarter of 2024.

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

A Material modifications to instruments

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2021, under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Accounting Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Principal Accounting Officer concluded that our disclosure controls and procedures were not effective due to material weaknesses in the design of our internal control over financial reporting.

Internal Control over Financial Reporting

We are relying on certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We have taken advantage of these reduced reporting requirements in this Annual Report.

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2021, we identified material weaknesses in the design of our internal control over financial reporting across the principles for each component of the

COSO framework at the entity level (i.e. control environment, risk assessment, monitoring, information & communication and control activities) and accordingly, across our business and IT processes. The material weaknesses that we identified related to:

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

Although several oversight and control activities are performed, not all activities are formalized and documented properly throughout the year. In addition, where control activities are dependent on information used in a control, we have not always performed or documented controls to determine the completeness and accuracy of such information. We also did not always have controls in place to monitor control activities and identify control deficiencies.

To remediate the identified material weaknesses we have taken, and continue to take, various actions including, among other things:

-	hiring additional qualified accounting and financial reporting personnel;
-	further developing and documenting our risk assessment matrix and scoping, to identify key processes and controls;
-	further developing and implementing our formal policies, processes, and internal controls, relating to our key processes, including financial reporting; and
-	conducting an assessment of accounting systems, and potential selection of a new accounting system in the future

As we continue with the remediation of our material weaknesses, we may determine that additional or other measures may be necessary to address and remediate the material weaknesses, depending on the circumstances and the Company needs. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. We cannot assure you that we will be able to successfully remediate these material weaknesses or that other material weaknesses will not be discovered in the future.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Head of Finance and Principal Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, due to the material weaknesses described above, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2021.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D. Changes in Internal Control over Financial Reporting

There were changes in the Company’s internal controls over financial reporting during the year of 2021 as described above.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Ms. Monges, and Mr. Schikan qualify as “audit committee financial experts,” as such term is defined in the rules of the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees

Audit fees in 2021 and 2020 amounted to €458,500 and €614,000, respectively, and relate to audit services provided by our principal accountants in 2021 and 2020, respectively, PricewaterhouseCoopers Accountants N.V. in connection with our annual audit, quarterly review, review of registration statements and comfort letters for the Company.

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

Not applicable.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, see pages F-1 to F-26 to this Annual Report.

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

4.6

License Agreement between Pharvaris B.V. and AnalytiCon Discovery GmbH dated as of March 31, 2016 (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-252157), as amended, initially filed with the SEC on January 15, 2021) †

4.7

Amendment 1, between Pharvaris Netherlands B.V. and AnalytiCon Discovery GmbH dated as of January 8, 2021, to the License Agreement between Pharvaris B.V. and AnalytiCon Discovery GmbH dated as of March 31, 2016 (incorporated herein by reference to Exhibit 10.7 to the Company’s Draft Registration Statement on Form F-1 (File No. 333-252157), as amended, initially filed with the SEC on January 15, 2021).†

4.8

Pharvaris N.V. 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-252897) filed with the SEC on February 9, 2021).

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

8.1*	List of Subsidiaries.

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Accountants N.V.

101	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101	Inline XBRL Calculation Linkbase Document.

101	Inline XBRL Definition Linkbase Document.

101	Inline XBRL Labels Linkbase Document.

101	Inline XBRL Presentation Linkbase Document.

101	Inline XBRL Schema Document.

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL

*	Filed herewith.
†	Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Pharvaris N.V.

By:  /s/ Berndt Modig

Name:	Berndt Modig
Title:	Chief Executive Officer

Date: March 29, 2022

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Pharvaris N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Pharvaris N.V. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity, and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

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

/s/ R.M.N. Admiraal RA

PricewaterhouseCoopers Accountants N.V.

Eindhoven, The Netherlands

March 29, 2022

We have served as the Company’s auditor since 2020

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		Years ended December 31,
		2021	2020	2019
	Note	€	€	€
Research and development expenses	3	(35,789,166)	(19,508,101)	(5,684,562)
General and administrative expenses	4	(18,349,460)	(5,498,491)	(2,325,719)
Total operating expenses		(54,138,626)	(25,006,592)	(8,010,281)
Finance income / (expenses)	6	11,477,964	(1,062,363)	(16,881)
Loss before income tax		(42,660,662)	(26,068,955)	(8,027,162)
Income tax benefit / (expenses)	7	(70,117)	83,251	—
Loss for the year		(42,730,779)	(25,985,704)	(8,027,162)
Other comprehensive income/(loss)
Exchange gain / (loss) arising on translation of foreign operations		30,293	(4,365)	—
Total comprehensive loss attributable to:
Equity holders of the Company		(42,700,486)	(25,990,069)	(8,027,162)
Basic and diluted loss per share	19	(1.40)	(5.36)	(1.66)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Financial Position

		As at	As at
		December 31,	December 31,
		2021	2020
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	108,099	48,503
Right of use assets	9	243,251	—
Current assets
Deferred tax assets	7	172,052	99,339
Receivables	10	700,079	569,578
Other current assets	11	1,513,452	1,753,327
Cash and cash equivalents	12	209,353,132	98,628,871
Total assets		212,090,064	101,099,618
Equity and liabilities
Equity	13
Share capital		3,978,226	235,693
Share premium		278,742,900	138,034,580
Other reserves		9,774,416	1,979,875
Currency translation reserve		25,928	(4,365)
Accumulated loss		(87,568,401)	(44,459,954)
Total equity		204,953,069	95,785,829
Long term liabilities
Non-current lease liability	9	150,752	—
Current liabilities
Trade and other payables	14	2,490,572	830,864
Accrued liabilities	16	4,270,082	4,466,837
Current lease liability	9	99,432	—
Current tax payable		126,157	16,088
Total liabilities		7,136,995	5,313,789
Total equity and liabilities		212,090,064	101,099,618

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Equity

					Currency
		Share	Share	Other	translation	Accumulated	Total
	Notes	capital	premium	reserves	reserve	losses	Equity
		€	€	€	€	€	€
Balance at January 1, 2019		100,928	15,023,205	275,992	—	(10,447,088)	4,953,037
Total comprehensive loss		—	—	—	—	(8,027,162)	(8,027,162)
Issue of share capital	13	30,034	22,437,673	—	—	—	22,467,707
Transaction costs on issue of shares		—	(836,181)	—	—	—	(836,181)
Share-based payments	18	—	—	116,147	—	—	116,147
Balance at December 31, 2019		130,962	36,624,697	392,139	—	(18,474,250)	18,673,548
Balance at January 1, 2020		130,962	36,624,697	392,139	—	(18,474,250)	18,673,548
Total comprehensive loss		—	—	—	—	(25,985,704)	(25,985,704)
Increase in par value		—	—	—	—	—	—
Issue of share capital	13	104,731	102,410,148	—	—	—	102,514,879
Transaction costs on issue of shares		—	(1,000,265)	—	—	—	(1,000,265)
Currency translation reserve		—	—	—	(4,365)	—	(4,365)
Settlement of share-based payments	18	—	—	—	—	—	—
Share-based payments	18	—	—	1,587,736	—	—	1,587,736
Balance at December 31, 2020		235,693	138,034,580	1,979,875	(4,365)	(44,459,954)	95,785,829
Balance at January 1, 2021		235,693	138,034,580	1,979,875	(4,365)	(44,459,954)	95,785,829
Total comprehensive loss		—	—	—	—	(42,730,779)	(42,730,779)
Increase in par value		2,592,621	(2,592,621)	—	—	—	(1)
Issue of share capital	13	1,141,329	156,014,570	—	—	—	157,155,899
Transaction costs on issue of shares		—	(13,154,360)	—	—	—	(13,154,360)
Currency translation reserve		—	—	—	30,293	—	30,293
Settlement of share-based payments	18	8,584	440,731	(401,846)	—	(377,668)	(330,199)
Share-based payments	18	—	—	8,196,387	—	—	8,196,387
Balance at December 31, 2021		3,978,226	278,742,900	9,774,416	25,928	(87,568,401)	204,953,069
The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

		Years ended December 31,
		2021	2020	2019
	Notes	€	€	€
Operating activities
Loss before tax		(42,660,662)	(26,068,955)	(8,027,162)
Non-cash adjustments to reconcile loss before tax to net cash flows/used in operations :
Share-based payment expense	5	8,196,387	1,587,736	116,147
Depreciation expense	8 & 9	77,370	7,401	549
Net foreign exchange (gain) / loss	6	(11,760,469)	1,350,592	(3,693)
Finance costs		267,700	98,678	—
Changes in working capital:
Increase in receivables		(130,501)	(358,735)	(184,420)
Increase in other current assets		239,875	(493,165)	(24,915)
Increase in trade and other payables		1,662,686	329,181	274,481
Decrease in accrued liabilities		(196,755)	2,094,322	1,172,002
Income taxes paid		(27,615)	—	—
Paid interest		(267,700)	(46,648)	—
Net cash flows used in operating activities		(44,599,683)	(21,499,593)	(6,677,011)
Investing activities
Purchase of property, plant and equipment	8	(130,032)	(42,977)	(13,476)
Net cash flows used in investing activities		(130,032)	(42,977)	(13,476)
Financing activities
Proceeds from issue of shares	13	156,825,699	102,514,879	22,467,707
Transaction costs		(13,154,360)	(1,314,078)	(836,181)
Net cash flows provided by financing activities		143,671,339	101,200,801	21,631,526
Net increase in cash and cash equivalents		98,941,624	79,658,231	14,941,039
Cash and cash equivalents at the beginning of the year		98,628,871	20,326,372	5,385,333
Effect of exchange rate changes		11,782,637	(1,355,732)	—
Cash and cash equivalents at the end of the year	12	209,353,132	98,628,871	20,326,372

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.

1.1 Corporate information

The consolidated financial statements of Pharvaris N.V. (the “Company” or “Pharvaris”) and its subsidiaries (collectively, “The Group”) for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the directors on March 29, 2022.

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

1.2 Group information

Subsidiaries

The consolidated financial statements of the Group include:

			% of equity interest
Name	Legal seat	Country of incorporation	2021	2020
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%

Pharvaris, Inc. and Pharvaris GmbH were incorporated on January 31, 2020 and March 27, 2020 respectively. Pharvaris, Inc. acts as a service provider to the principal Company of the Group. Pharvaris GmbH is the principal Company of the Group starting April 1, 2020. The principal Company faces the market/external parties and makes all operational group decisions.

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

2.2 Going concern

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema. These therapies will need to go through clinical development trials to achieve regulatory approval for commercialization. Therefore, Pharvaris is incurring annual research and development and other operating costs, and has no revenues to date (as is typical in the biotech industry for development stage and early commercial stage companies). As such, Pharvaris anticipates on-going negative operating cash flows for several years before the company has a product candidate ready for commercialization. This makes the Group dependent on external capital sources, debt capital and equity capital. The Group is currently fully financed by equity capital.

As of December 31, 2021 and 2020, the Group had cash and cash equivalents of €209.4 million and €98.6 million respectively. The Group incurred net losses of €42.7 million in 2021, €26.0 million in 2020 and €8.0 million in 2019 and negative operating cash flows of €44.6 million, €21.5 million and €6.7 million in 2021, 2020 and 2019 respectively.

The Group does not expect positive operating cash flows in the foreseeable future and remains dependent on additional financing to fund its research and development expenses, general and administrative expenses and financing costs. However, the Group believes that the available cash balances are sufficient to execute the Group’s operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities into the first quarter of 2024. Accordingly, the consolidated financial statements have been prepared on a going concern basis.

Impact of COVID-19

The COVID-19 outbreak spread globally and severely restricted the level of economic activity around the world. In response to the COVID-19 outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes.

The Group has taken steps to identify and mitigate the adverse effects and risks to it as a result of the pandemic. The Group has modified its business practices, including implementing work from home arrangements for employees able to perform their duties remotely, restricting non-essential travel, and practicing safe social distancing in our operations. The Group expects to continue to take actions as may be required or recommended by government authorities or in the best interests of its employees and business partners. While the impact of COVID-19 on the Group’s operations and financial performance has so far been limited, the extent to which COVID-19 may impact its financial condition or results of operations in the future is uncertain. For instance, the ongoing spread of variants of the COVID-19 virus may continue to interrupt, or delay, the Group’s clinical trial activities, regulatory reviews, manufacturing activities and supply chain.

The COVID-19 outbreak delayed, and may continue to delay, enrollment in the Group’s clinical trials due to prioritization of hospital resources towards the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approvals and commercialize our product candidates. For example, in 2020, the Company experienced an approximate two-month delay in starting the enrollment of its now completed Phase 1 multiple ascending dose study of PHA121 in healthy volunteers as a result of COVID-19. In addition, even with the Group’s distributed operations, employee vaccinations and its observation of social distancing measures, there remains the possibility that key personnel may become ill or are otherwise unable to work, which could affect the Group’s operations.

Furthermore, the spread of the virus may affect the operations of key governmental agencies, such as the FDA, which may delay the development of the Company’s product candidates. The spread of an infectious disease, including COVID-19 may also result in the inability of the Group’s suppliers to deliver components or raw materials, and the inability of the Group’s CDMOs to provide supplies of our product candidates for the Group’s planned clinical trials, on a timely basis or at all. Further, an infectious disease. including COVID-19 may also impact the ability of the Group’s CROs, including nonclinical CROs, to provide services to support the Group’s clinical program. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in the Group’s clinical trials, any of which could materially affect the Group’s business, financial condition and results of operations.

The extent to which the COVID-19 pandemic impacts the Group’s business will depend on future developments, which are uncertain and cannot be predicted, including amongst other things, new information which may emerge concerning the severity of the COVID-19 pandemic and the actions to contain COVID-19 or treat its impact, including among other things the effectiveness and outreach of COVID-19 vaccines. If the Group is unable to meet its milestones it might jeopardize our funding opportunities.

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

For the year ended December 31, 2021, the Group had the following financial assets to be measured at amortized cost:

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

Pursuant to the shareholders’ agreement, all of the outstanding preferred shares were automatically converted into ordinary shares upon the consummation of the IPO. The conversion rate for the preferred shares is calculated by reference to the original issue price of relevant preferred shares, adjusted for certain anti-dilution protections.

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

Convertible Preferred shares A, convertible preferred shares B and convertible preferred shares C

Preferred shares A, preferred shares B and preferred shares C have a dividend preference over ordinary shares. In addition, preferred shares A, preferred shares B and preferred shares C have an anti-dilution protection that is not applicable for ordinary shares. The anti-dilution protection is under the full control of the Group and does not affect the equity classification of the preferred shares A, preferred shares B and preferred shares C. Per 31 December 2021 there were no outstanding preferred shares.

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

2.13 IFRS 16 Leases

Lease policies and disclosure are related to leases entered into in the second quarter of 2021.

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

• leases of low value assets; and

• leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the Group’s incremental borrowing rate on commencement of the lease used.

On initial recognition, the carrying value of the lease liability also includes:

• any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right of use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

• lease payments made at or before commencement of the lease;

• initial direct costs incurred; and

• the amount of any provision recognized where the Group is contractually required to dismantle, remove or restore the leased asset.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease.

When the Group revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate.

2.14 Current and deferred income tax

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

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and/or tax losses carried forward can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Deferred tax balances are not discounted.

2.15 Share-based payment

The Company operates an equity-settled share-based compensation plan, under which it receives services as consideration for equity instruments (options or restricted stock units) of the Company. The fair value of these equity instruments granted in exchange for the services received from the participants is recognized as an expense. The total amount to be expensed is determined by reference to the grant date fair value of the equity instruments granted, including the impact of any market performance vesting conditions.

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

2.16 Expenses

Research and development expenses

Research activities undertaken with the prospect of gaining new scientific knowledge and understanding are expensed as incurred. Development expenses are capitalized only if the cost involved can be measured reliably, the product or process under development is technically feasible, future economic benefits are probable and the Group has the intention and resources to complete development and use or sell it. Due to the regulatory environment and other types of uncertainty, management has determined that the criteria for capitalizing development costs to intangible assets, as set out in IAS 38, have not been met and therefore the Group has not capitalized any development expenses in 2021 or 2020. See Note 3 for information relating to research and development expenses incurred in the reporting period.

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

2.17 New and amended standards and interpretations

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

2.18 Standards issued but not yet effective

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

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments provide the following reliefs: (i) requires contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest (ii) permits changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued and (iii) provides temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component These amendments had no impact on the consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

Covid-19-Related Rent Concessions beyond 30 June 2021 Amendments to IFRS 16

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16 if the change were not a lease modification. The amendment was intended to apply until 30 June 2021, but as the impact of the Covid-19 pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022.The amendment applies to annual reporting periods beginning on or after 1 April 2021. However, the Company has not received Covid-19-related rent concessions.

Deferred tax related to Assets and Liabilities arising from a single transaction

On May 7, 2021 the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which specifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments clarify that no exemption applies on such transactions and that companies are required to recognize deferred tax when they recognize the related assets or liabilities for the first time. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

2.19 Significant accounting judgements, estimates and assumptions

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

Share-based payments

The Group has adopted an equity-settled share-based compensation plan, pursuant to which certain participants are granted the right to acquire ordinary shares of the Company. The grants made under this plan are accounted for in accordance with the policy as stated in Note 2.15. The total amount to be expensed is determined by reference to the fair value of the options or restricted stock units granted. The fair value is measured at the date of grant using an Option Pricing model as further explained in Note 18.

Due to the lack of quoted market prices, the Group has determined the fair value for the measurement of the equity-settled transactions at the grant date considering certain assumptions relating to the volatility of stock price, the determination of an appropriate risk-free interest rate and expected dividends.

Research and development expenses

Research and development expenses are currently not capitalized but are expensed because the criteria for capitalization are not met (Note 2.16 and Note 3). At each balance sheet date, the Group estimates the level of services performed by the vendors and the associated costs incurred for the services performed. Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

3. Research and development expenses

	2021	2020	2019
	€	€	€
Personnel expenses (Note 5)	(7,988,097)	(2,951,323)	(131,544)
Clinical expenses	(16,944,557)	(8,748,748)	(2,009,892)
Nonclinical expenses	(3,891,479)	(3,322,590)	(1,850,444)
Manufacturing costs	(6,325,068)	(4,311,958)	(1,379,590)
License costs	(500,000)	—	(300,000)
Intellectual Property costs	(139,966)	(173,482)	(13,092)
	(35,789,166)	(19,508,101)	(5,684,562)

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

Nonclinical expenses include costs of our outsourced discovery, preclinical and nonclinical development studies.

Manufacturing expenses include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities.

License costs consist of a milestone payment of €500,000 which was paid to AnalytiCon upon commencement of Phase 2 development.

4. General and administrative expenses

	2021	2020	2019
	€	€	€
Personnel expenses (Note 5)	(7,033,913)	(1,490,674)	(49,601)
Consulting fees	(757,233)	(1,042,195)	(990,730)
Professional fees	(2,868,684)	(943,322)	(495,326)
Accounting, tax and auditing fees	(1,306,714)	(1,275,842)	(300,841)
Facilities, communication and office expenses	(5,648,763)	(551,223)	(236,904)
Travel expenses	(143,582)	(26,773)	(167,062)
Other expenses	(590,571)	(168,462)	(85,255)
	(18,349,460)	(5,498,491)	(2,325,719)

In 2020 the Group entered into a number of lease arrangements, which were assessed to be short-term leases (with a lease term of 12 months equaling its non-cancellable period). The total outflow for the leases in 2021 was €199,111 (2020: €119,627 / 2019: € 78,897) and is included in the Facilities, communication & office expenses.

Depreciation expenses of €77,370 (2020 & 2019: €7,401 and €549 respectively) related to property, plant and equipment and leases is included in the other expenses.

5. Personnel expenses

	2021	2020	2019
	€	€	€
Wages and salaries	(6,080,098)	(2,597,270)	(50,573)
Pension charges	(251,667)	(72,153)	(1,750)
Other social security charges	(493,857)	(184,838)	(12,675)
Share-based payments	(8,196,387)	(1,587,736)	(116,147)
	(15,022,010)	(4,441,997)	(181,145)

The number of staff (in FTEs) employed by the Group at Dec 31, 2021 was 34 (Dec 31, 2020 & 2019: 14 and 9 respectively).

6. Finance income

	2021	2020	2019
	€	€	€
Foreign exchange differences	11,760,469	(963,685)	(10,707)
Interest income / (expenses) over bank balances	(267,510)	(92,470)	(4,377)
Other finance income / (expenses)	(14,995)	(6,208)	(1,797)
	11,477,964	(1,062,363)	(16,881)

Other finance expenses mainly relate to financial liabilities.

7. Income taxes

	2021	2020	2019
	€	€	€
Current income tax expense	(131,921)	(16,088)	—
Deferred tax benefit	61,804	99,339	—
Income tax benefit / (expense)	(70,117)	83,251	—

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

Reconciliation of income tax benefit / (expense) at statutory tax rate and the income tax benefit / (expenses) as reported in the consolidated statement of profit or loss and other comprehensive income is as follows:

	2021	2020	2019
	€	€	€
Loss before income tax	(42,660,662)	(26,068,955)	(8,027,162)
Income tax benefit at statutory income tax rate of 25%	(10,665,166)	(6,517,239)	(2,006,791)
Recognition of previously unrecognized deferred tax assets	—	(1,629,392)	—
Impact of rate differences on opening deferred tax balance	—	—	1,421,141
Non-deductible expenses for tax purposes (inc. share based payments)	353,543	74,579	4,050
Transactions costs	—	—	(209,045)
Current year losses for which no deferred tax asset has been recognised	2,910,890	3,132,076	789,520
Differences in overseas tax rates	7,482,832	4,855,980	—
Other	(11,982)	745	1,125
Income tax expense (benefit)	70,117	(83,251)	—

The effective tax rate is (0.2%) (2020: 0.3% / 2019: 0%).

Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.

The Group has tax loss carry-forwards of approximately €95.7 million (2020: €43.3 million), that are available for offsetting against future taxable profits of the companies in which the losses arose. A new Dutch tax law entered into force on 1 January 2022. Under the new tax law, profits in a given year can be offset against tax loss carry forwards for an unlimited period of time. However, the amount of the offset will be limited to 50% of taxable income (in excess of €1 million). Under Swiss law, losses can be offset against future income or capital gains for seven years.

Tax loss carry-forwards incurred in current and prior years will expire as follows:

	Switzerland	Netherlands	Tax losses
Year	€ million	€ million	€ million
2027	31.3	—	31.3
2028	57.5	—	57.5
Unlimited	—	6.9	6.9
Total carry-forward losses	88.8	6.9	95.7

Deferred taxes

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses and deductible temporary differences can be utilized.

Deferred tax assets relating to losses carried forward have not been recognized, and deferred tax assets on deductible temporary differences in excess of deferred tax liabilities on taxable temporary differences have not been recognized in the consolidated statement of profit and loss and other comprehensive income.

As a result thereof Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses can be utilized.

Movements in deferred tax balances

	R&D	Fixed	Non current provisions
	expenses	assets	and liabilities	Total
Deferred tax assets	€	€	€
At January 1, 2021	1,964,583	—	99,339	2,063,922
(Charged)/credited
- Profit or loss	(54,667)	—	125,557	70,890
- Currency translation differences	—	—	13,612	13,612
At December 31, 2021	1,909,916		238,508	2,148,424
Deferred tax liability
At January 1, 2021	—	—	(1,964,583)	(1,964,583)
(Charged)/credited
- Profit or loss	—	(63,753)	54,667	(9,086)
- Currency translation differences	—	(2,703)	—	(2,703)
At December 31, 2021	—	(66,456)	(1,909,916)	(1,976,372)
Net deferred tax assets at December 31, 2021				172,052

The total unrecognized deferred tax assets from temporary differences amounts to €23.8 million (2020: €0.9 million).

8. Property, plant and equipment

	Notes	2021	2020
Net book value		€	€
As of January 1,		48,503	12,927
Additions		78,251	42,977
Depreciation expenses	4	(18,656)	(7,401)
As of December 31,		108,099	48,503

		2021	2020
Cumulative depreciation		€	€
As of January 1,		(7,950)	(549)
Depreciation		(18,656)	(7,401)
As of December 31,		(26,605)	(7,950)

		2021	2020
Cumulative Costs		€	€
As of January 1,		56,453	13,476
Addition		78,251	42,977
As of December 31,		134,704	56,453

During 2021, the Group acquired assets with a cost of €78,251 (December 31, 2020: €42,977). The investments in PPE relate to equipment, tools and installations

9. Leases

The following table provides information about the Group’s right of use assets:

	2021	2020
	€	€
As of January 1,	—	—
Addition	301,965	—
Depreciation charges	(58,715)	—
Impact of transaction of foreign currency	—	—
As of December 31,	243,251	—

The following table provides information about the Group’s lease liabilities at December 31, 2021:

	2021	2020
	€	€
Office lease	(250,184)	—
Total lease liability	(250,184)	—
Current Portion	(99,432)	—
Non-current Portion	(150,752)	—

The lease agreement started on June 1, 2021 and has a lease term of three years. The average incremental borrowing rate applied to the lease liabilities was 2.91% during the twelve months ended December 31, 2021.

10. Receivables

	2021	2020
	€	€
Trade receivables	8,451	—
VAT receivables	691,628	569,578
	700,079	569,578

11. Other current assets

	2021	2020
	€	€
Prepayments	1,507,753	540,701
Other assets	5,699	1,212,626
	1,513,452	1,753,327

 Prepayments mainly relate to prepaid insurance, sign-on bonus to personnel, prepaid R&D expenses and rent.

Other assets per December 31, 2020 mainly consisted of deferred transaction costs related to Group’s IPO, which was completed in February 2021. The balance was reclassified to the share premium at completion of the IPO. Other assets per December 31, 2021 consist of rent deposit paid.

12. Cash and cash equivalents

	2021	2020
	€	€
Cash and cash equivalents	209,353,132	98,628,871
	209,353,132	98,628,871

The Cash and cash equivalents consist of bank balances and are not subject to any restriction.

13. Equity

On December 31, 2021, the Company’s authorized share capital amounted to € 14,100,000 divided into 58,750,000 ordinary shares and 58,750,000 preferred shares, each with a nominal value of (€0.12). As at December 31, 2021, the total number of issued shares was 33,151,881 (2020: 23,569,276). On December 31, 2021, the issued share capital totaled to €3,978,226 (2020: €235,693).

Ordinary shares hold the right to one vote per share

Issued shares

On February 5, 2021, the Company became public by listing its ordinary shares on the Nasdaq Stock Exchange. On the same date all Preferred shares A, Preferred shares B and Preferred shares C were automatically converted to ordinary shares and 9,511,075 ordinary shares were issued. Together with the issuance of the ordinary shares, the par value of each ordinary share was increased from €0.01 to €0.12.

	2021	2020
	Number of shares	Number of shares
Preferred shares A	—	5,242,850
Preferred shares B	—	7,650,147
Preferred shares C	—	5,826,279
Ordinary shares	33,151,881	4,850,000
	33,151,881	23,569,276

No dividend was distributed in 2021 or in 2020.

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

14. Trade and other payables

	2021	2020
	€	€
Trade payables	2,125,511	656,448
Tax and social security liabilities	365,061	174,416
	2,490,572	830,864

15. Financial assets and liabilities fair value

Fair values of cash, receivables, and current liabilities approximate their carrying amounts due to the short-term maturities of these instruments.

16. Accrued liabilities

	2021	2020
	€	€
Consulting, professional and audit liability	786,116	1,505,304
Clinical accrued liabilities	386,328	635,820
Manufacturing accrued liabilities	1,231,514	970,587
Pre-clinical accrued liabilities	398,468	421,429
Personnel related accruals	1,459,162	875,238
Other accrued liabilities	8,495	58,459
	4,270,082	4,466,837

17. Financial risk management

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

Market risk

Currency risk

The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar. We received the proceeds from our initial public offering in February 2021 in U.S. Dollars. We seek to minimize our exchange rate risk in our cash positions by taking into considerations market conditions and keeping currencies in which we expect to incur the majority of our near future expenses and make related payments from those positions.

The Group keeps an amount of €173.6 million in USD and €0.1 million in CHF on its bank accounts as of December 31, 2021.

Price risk

The market prices for the provision of preclinical and clinical materials and services, as well as external contracted research may vary over time. The commercial prices of any of the Group’s products or product candidates are currently uncertain. The Group is not exposed to commodity price risk.

Interest risk

The Group has no borrowings and is therefore not exposed to changes in the interest rates on loans and borrowings. The Group has €209.4 million of cash on the balance sheet at December 31, 2021. The Group is implementing its treasury strategy to monitor the impact of changes in interest rates.

Credit risk

Credit risk arises from cash and other financial assets, including deposits with banks and financial institutions. Cash deposits and investments are placed only with accredited financial institutions. Credit risk is further limited by investing only in liquid instruments. The Group’s maximum exposure to credit risk for the components of the statements of financial position on December 31, 2021 and 2020 are the carrying amounts as illustrated in Note 11.

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

As of December 31, 2021, the Company has cash of €209.4 million.

On February 9, 2021, the Company completed its initial public offering (IPO) with total net proceeds of USD 176.9 million.

Based on the existing operating plan, anticipated working capital requirements and available capital sources, the Company believes that it can execute on strategy and realize liquidity planning and it is able to finance its activities for at least eighteen months following the date of these consolidated financial statements.

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

The below table summarizes the maturity profile of the Group’s accrued liabilities based on contractual undiscounted payments:

	Less than 12 months	1 to 5 years	Total
December 31, 2021	€	€	€
Trade and other payables	2,490,572	—	2,490,572
Accrued liabilities	4,270,082	—	4,270,082
	Less than 12 months	1 to 5 years	Total
December 31, 2020	€	€	€
Trade and other payables	830,864	—	846,952
Accrued liabilities	4,466,837	—	4,466,837

18. Share-based payments

In 2016, the Group implemented an Equity Incentive Plan (the “Plan”) in order to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. This plan has been superseded by the 2021 long term incentive plan (“LTIP”).

The main terms and conditions of the separate award agreements entered into under this Plan are provided below.

Stock Option Agreements

On January 1, 2020 the Company granted a total of 600,000 stock options to members of key management with an exercise price of €2.38 per share with a final exercise date of December 31, 2029 unless forfeited or exercised on an earlier date. And on February 3, 2020 a total of 308,000 stock options was granted to a member of key management with an exercise price of €2.38 per share with a final exercise date of February 2, 2030 unless forfeited or exercised on an earlier date. 25% of the aggregate number of stock options shall vest on the one-year anniversary of the grant date, and thereafter 1/48th of the aggregate number of stock options shall vest on each month until either the stock option is fully vested or the stock option holders’ continuous service terminates.

On February 3, 2020 a total of 132,000 stock options were granted to a member of key management with an exercise price of €2.38 per share with a final exercise date of February 2, 2030 unless forfeited or exercised on an earlier date. Each of 2020, 2021, 2022 is a performance period. The Board of directors needs to determine the performance goals for the related performance period before September 30 of the respective year. On July 13, 2020 the performance goals for 2020 were determined and the fair value of the related stock options was reassessed for the stock options subject to the performance goals for 2020. The fair value of the stock options related to the performance periods 2021 and 2022 was reassessed on December 31, 2020. One-third of the aggregate number of stock options shall vest on the last day of each performance period if (i) the performance condition for the applicable performance period is achieved, as determined by the Board, and (ii) option holder remains in continuous service through the last day of such performance period. The Board resolved to modify the terms and conditions related to the performance options effective June 25, 2021. The performance condition was released and the vesting period was changed from vesting on December 31, 2021 of the second tranche and December 31, 2022 of the third tranche to monthly vesting starting from February 3, 2020. Each month, 1/48 of the options will vest, with final vesting on February 4, 2024. Since this modification did not change Management’s best estimate of when the options will be exercised, no incremental fair value was granted.

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

On January 1, 2021 the Company granted a total of 107,000 stock options to members of key management with an exercise price of €7.25 per share with a final exercise date of December 31, 2030 unless forfeited or exercised on an earlier date. On February 4, 2021, a total of 873,000 stock options were granted to members of key management with an exercise price of $20 per share with a final exercise date of February 3, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

On June 25, 2021, a total of 14,000 stock options were granted to a member of key management with an exercise price of $20 per share with a final exercise date of February 3, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on February 3, 2022 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

On July 1, 2021, a total of 150,000 stock options were granted to members of key management with an exercise price of $17.43 per share with a final exercise date of June 30, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on June 30, 2022 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

The share-based payment expenses are recognized over the service period in the consolidated statements of profit or loss and other comprehensive income. For the years ended December 31, 2021 and 2020 an amount of €7,008,923 and €1,410,101 respectively, has been recognized.

The following table illustrates the number and weighted average exercise prices of, and movements in, stock options during the year:

		Weighted		Weighted
		average		average
	2021	exercise price	2020	exercise price
	Number stock options	€	Number stock options	€
Outstanding January 1,	1,465,295	1.85	392,850	0.01
Granted	1,144,000	15.80	1,072,445	2.53
Exercised	(34,000)	2.38	—	—
Forfeited	(105,000)	16.67	—	—
Outstanding December 31,	2,470,295	9.18	1,465,295	1.85

Out of the total outstanding stock options of 2,470,295 at December 31, 2021 (2020: 1,465,295), 469,630 stock options were exercisable (2020: 194,000). The options outstanding at December 31, 2021 had an exercise price in the range of €0.01 to €16.67 and a weighted-average remaining contractual life of 8.0 years (2020: exercise price in the range of €0.01 to €7.25 and a weighted-average remaining contractual life of 8.0 years).

Restricted Award Agreements

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

In 2021 the Company granted a total of 175,991 RSUs to employees with a final vesting date four years later unless forfeited on an earlier date. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates. The fair value of the RSUs granted after the IPO is determined based on the closing share price on the grant date. The weighted-average grant date fair value of the RSUs granted in 2021 amounted to €17.0. The expenses are recognized over the service period in the consolidated statements of profit or loss and other comprehensive income.

The share-based payment expense recorded for the years ended December 31, 2021 and 2020 and related to RSUs amounted to €1,187,463 and €177,635 respectively.

The following table illustrates the number and weighted average purchase prices of, and movements in, RSUs during the year:

		Weighted		Weighted
		average		average
	2021	purchase price	2020	purchase price
	Number RSUs	€	Number RSUs	€
Outstanding January 1,	153,595	—	25,295	0.01
Granted	175,991	—	128,300	0.00
Vested	(57,372)	—	—	—
Forfeited	(12,500)	—	—	—
Outstanding December 31,	259,714	—	153,595	0.00

Fair Value Measurement of the Company’s shares

For the pre-IPO grants, the fair value of ordinary shares is determined by the Board of directors and takes into account the most recently available valuation of ordinary shares performed by an independent valuation firm and the assessment of additional objective and subjective factors we believe are relevant and which may have changed from the date of the most recent valuation through the date of the grant.

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

The inputs used in the measurement of the fair value per ordinary share pre-IPO at the grant/measurement date based upon the total equity value was as follows:

January 1,
2021

Expected volatility (%)	85%
Expected life (years)	6.0
Risk-free interest rate (%)	-0.6%
Expected dividend yield	$—

The input used in the measurement of the fair value per option at each grant/measurements date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	July 1,	June 25,	June 25,	February 4,	January 1,
	2021	2021	2021	2021	2021
		Option 1	Option 2
Number of options	150,000	14,000	88,000	873,000	107,000
Fair value of the options	€10.50	€10.90	€13.73	€11.88	€5.06
Fair value of the ordinary shares	€14.67	€15.46	€15.46	€16.69	€7.25
Exercise price	€14.67	€16.74	€2.38	€16.69	€7.25
Expected volatility (%)	85%	85%	85%	85%	85%
Expected life (years)	6.1	6.1	4.6	6.1	6.0
Risk-free interest rate (%)	1.2%	1.2%	-0.5%	0.8%	-0.6%
Expected dividend yield	—	—	—	—	—

Expected volatility was based on an evaluation of the historical volatilities of comparable listed biotech-companies over the most recent historical period that commensurate with the expected option life. The expected life is based on Management’s best estimate of when the options will be exercised. The risk-free interest rate is based on the yield on German government Strip bonds or US Government bonds depending on whether the exercise price is in euros or in US Dollars. The expected dividend yield is zero considering the stage of the Group.

On February 5, 2021, the Company’s ordinary shares began trading on the Nasdaq Stock Exchange. From that date, the shares of the Company were traded at a regulated stock exchange. For the determination of the fair value on the grant date, the closing price on the grant date is used.

Reference is made to Note 5 for allocation of expenses in lines of the consolidated statement of income or loss and other comprehensive income (loss).

19. Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the year.

All of the Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share attributable to ordinary stockholders as the effect of including them would be antidilutive.

Potentially dilutive shares that were not included in the diluted per share calculations because they would be anti-dilutive were:

	December 31,	December 31,
	2021	2020
	€	€
Series A preferred shares	—	5,242,850
Series B preferred shares	—	7,650,147
Series C preferred shares	—	5,826,279

Basic and diluted loss per share

	December 31,	December 31,
	2021	2020
	€	€
Loss attributable to equity holders of the Company	(42,700,486)	(25,990,069)
Weighted average number of ordinary shares outstanding	30,411,902	4,850,000
Basic and diluted loss per share	(1.40)	(5.36)

20. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

Charité Research Organisation GmbH (Charité CRO)

Dr. Knolle, who has served as Chief Scientific Officer and Chief Operating Officer since its inception, was a member of the board of Charité Research Organisation GmbH, or Charité CRO until February 28, 2022. The Company has entered into a service contract with Charité CRO according to which Charité CRO provides services supporting research for the Company. In fiscal years 2020 and 2021 payments to Charité CRO with respect to this service contract amounted to €1,025,795 and €608 respectively.

Key management personnel compensation

	2021	2020
	€	€
Short term employee benefits	2,517,211	1,834,423
Post employee benefits	80,482	34,934
Share-based payments	6,269,218	860,117
Total	8,866,911	2,729,474

At the end of financial year 2020 an amount of €120,000 of short-term employee benefits was capitalized on the consolidated statements of financial position. This amount was recognized in the Group’s statements of profit or loss and other comprehensive income in 2021. As at 31 December 2021, no short-term employee benefits have been capitalized.

The Group engages several management entities for the purpose of providing key management services to the Group. These management entities are considered related parties, as they provide key management services and the key management personnel have key management functions within these entities. Certain key management personnel are also shareholders of the Company. The aggregate amount of expense recognized in the consolidated statements of profit or loss and other comprehensive income related to these related parties were €1,101,280 (2020: €724,897).

The aggregate amounts payable to the related parties were €1,157,029 (2020: €398,489).

21. Commitments and contingencies

This section provides additional information about items not recognized in the financial statements but could potentially have a significant impact on the Group’s financial position and performance.

Non-cancellable service contracts

The Group has entered into research and development commitments in relation to the developments of Group’s oral bradykinin B2 receptor antagonist.

The future aggregate minimum payments under these research and development commitments are as follows:

Commitment for the minimum payments in relation to the non-cancellable service contracts are payable as follows:

	2021	2020
	€	€
Within one year	16,153,000	8,898,000
Later than one year but not later than five years	3,351,000	2,453,000
	19,504,000	11,351,000

22. Contingent liabilities and contingent assets

The Group had no contingent liabilities and no contingent assets at December 31, 2021 and 2020.

23. Events after the reporting period

On January 1, 2022, 70,000 stock options were granted to members of the Board of directors, with an exercise price of €12.67 per stock option.

The Company has filed a Form F-3 Registration Statement (prospectus) on March 1, 2022. The aggregate initial offering price of the securities the Company may offer and sell from time to time under this prospectus will not exceed $350 million. The Company also entered into a sales agreement with SVB Leerink LLC to sell ordinary shares having an aggregate offering price of up to $75 million from time to time through SVB Leerink LLC.

Signatories to the financial statements

Leiden, March 29, 2022

Pharvaris N.V.
Board of directors

/s/ D. Meeker	/s/ A.M de Jonge Schuermans
D. Meeker	A.M de Jonge Schuermans

/s/ E. Björk	/s/ B.A.E. Modig
E. Björk	B.A.E. Modig

/s/ V. Monges	/s/ J.G.C.P. Schikan
V. Monges	J.G.C.P. Schikan

/s/ R. Glassman
R. Glassman