Form 20-F
period 2022-12-31
Pharvaris N.V.
filed 2023-04-05
CIK 1830487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-40010

w

Pharvaris N.V.

(Exact name of Registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Emmy Noetherweg 2

2333 BK Leiden

The Netherlands

+31 (0)71 2036 410

(Address of principal executive offices)

Berndt Modig,

Chief Executive Officer

Tel: +31 (0)71 2036 410

Emmy Noetherweg 2, 2333 BK Leiden, The Netherlands

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

The number of outstanding common shares as of December 31, 2022 was 33,816,459.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Presentation of Financial and Other Information

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the consolidated financial statements in this Annual Report were prepared in accordance with generally accepted accounting principles in the United States, or United States Generally Accepted Accounting Principles, or U.S. GAAP. We present our consolidated financial statements in euros and in accordance with IFRS, as issued by the IASB. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain statements that are or may be forward-looking statements with respect to us, our industry and our business that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this Annual Report, including statements regarding our future financial condition, results of operations and/or business achievements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•
uncertainty in the outcome of our interactions with regulatory authorities, including the U.S. Food and Drug Administration or FDA, with respect to the clinical hold on PHA121, or deucrictibant, clinical trials in the U.S.;
•
the expected timing, progress, or success of our clinical development programs, especially for PHVS416 and PHVS719, which are in mid-stage global clinical trials and are currently on hold in the U.S. as a result of the clinical hold;
•
risks arising from epidemic diseases, such as the COVID-19 pandemic, which may adversely impact our business, nonclinical studies and clinical trials, the timing of regulatory approvals and the value of our ordinary shares;
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
the loss of any of our key personnel;
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

•
our expectations regarding the time during which we will be an emerging growth company under the JOBS Act or a foreign private issuer; and
•
changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine.

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

ENFORCEABILITY OF JUDGMENTS

We are organized and existing under the laws of the Netherlands and, as such, Dutch private international law governs the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands. The ability of our shareholders to bring an action against us or our directors and executive officers in certain countries other than the Netherlands may be limited under applicable law.

The majority of the members of the Board are resident of countries other than the United States. All or a substantial proportion of the assets of these individuals are located outside the United States. Our assets are predominantly located outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our directors and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

There is currently no treaty in effect between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. It is noted that, as of the date of this annual report, the Hague Convention on Choice of Court Agreements of June 30, 2005 has entered into force for the Netherlands, but has not entered into force for the United States. The Hague Convention of July 2, 2019 on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters has not entered into force for either the Netherlands or the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. However, even if such a United States judgment is given binding effect, a claim based on that judgment may still be rejected if that judgment is not or no longer formally enforceable.

Based on the foregoing, U.S. investors may not be able to enforce against us or our directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

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
•
Our business and operations may be adversely affected by a variety of events outside our control, including, but not limited to, outbreaks of infectious diseases such as the COVID-19 pandemic and political instability such as the recent conflict in Ukraine.
•
We are heavily dependent on the success of our product candidates PHVS416 and PHVS719, which are in mid-stage development. We have released topline data from our RAPIDe-1 study demonstrating efficacy in our Phase 2 clinical trial for treatment of HAE attacks on demand using PHVS416, but have not completed our assessment of efficacy for prevention of HAE attacks using PHVS719. We cannot give any assurance that either product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval, be commercialized, or be differentiated in the market. If we are unable to successfully commercialize our product candidates, or experience significant delays in doing so, our business, financial condition, results of operations and prospects would be materially adversely affected.

•
We may experience setbacks in our clinical trials, including delays in commencing, conducting or completing our clinical trials. Moreover, we have established proof-of-mechanism for deucrictibant and have designed and advanced our future clinical development program based on a clinical trial that assessed a surrogate assessment, as well as modelling of our results from that trial with additional in vitro and in vivo data and comparisons to published results for other currently available products from different trials. We may not be able to replicate these results or analyses in future clinical trials that assess the endpoints required to obtain regulatory approval or we may have inconclusive or negative results. Any setbacks in our clinical development program could have a material adverse effect on our business, financial condition, results of operations and prospects.
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

•
the duration and impact of the clinical holds on deucrictibant clinical trials in the U.S.;
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
•
the costs and expenditures associated with process optimizations and nonclinical and clinical manufacturing;
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

Our consolidated financial statements are presented in euros. We mainly operate via our Dutch and Swiss entities, but we also conduct business in the United States and the United Kingdom. Therefore, we have expenses denominated in U.S. dollars, Swiss Francs and British pound sterling in connection with, among other things, our sponsored clinical trials, purchase of drug product for our clinical trials, process development and the prosecution and maintenance of our intellectual property portfolio. As a result, our business and share price may be affected by fluctuations between the euro and the U.S. dollar, the euro and the Swiss franc and the British pound sterling, which may have a significant impact on our reported results of operations and cash flows from period to period.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act requires management of public companies to develop and implement internal control over financial reporting and to evaluate the effectiveness thereof. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2022, we identified material weaknesses in the design of our internal control over financial reporting across the principles for each component of the COSO framework at the entity level (i.e. control environment, risk assessment, monitoring, information & communication and control activities) and accordingly, across our business and IT processes. The material weaknesses that we identified related to:

•
the lack of consistent and documented risk assessment procedures and control activities related to our financial reporting, among which a sufficient level of (management) review and approval, manual processes, roles and responsibilities, and adequate application and controls over information technology; and
•
the lack of maintaining a sufficient complement of personnel commensurate with our accounting and reporting requirements, and able to: (i) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; (ii)analyze, record and disclose complex accounting matters timely and accurately, including share-based compensation arrangements and other non-routine transactions; (iii) design and maintain controls over the preparation and review of journal entries and financial statements, including maintaining appropriate segregation of duties.

Although several oversight and control activities are performed, not all activities are formalized and documented properly throughout the year. In addition, where control activities are dependent on information used in a control, we have not always performed or documented controls to determine the completeness and accuracy of such information. We also did not always have controls in place to monitor control activities and identify control deficiencies. To remediate the identified material weaknesses we have taken, and continue to take, various actions including, among other things: (i) hiring additional qualified accounting and financial reporting personnel, (ii) further developing and documenting our risk assessment matrix and scoping, to identify key processes and controls, (iii) further developing and implementing our formal policies, processes, and internal controls relating to our key processes, including financial reporting; and (iv) selecting a new accounting system that will be implemented in 2023 and that will improve the application controls over information technology and reduce the manual nature of execution of key controls throughout significant business processes. As we continue with the remediation of our material weaknesses, we may determine that additional or other measures may be necessary to address and remediate the material weaknesses, depending on the circumstances and the Company needs. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. We cannot assure you that we will be able to successfully remediate these material weaknesses or that other material weaknesses will not be discovered in the future. If we do not remediate these issues or if we fail to design and operate effective internal controls in the future, it could result in material misstatements in our financial statements and potentially require us to restate our financial statements which may result in the trading value of our ordinary shares being materially and adversely affected.

Our management is required to assess the effectiveness of our internal controls over financial reporting on an annual basis pursuant to SOX 404(a). However, our independent registered public accounting firm was not required to attest to the effectiveness of our internal control over financial reporting and will not be so required for as long as we are an “emerging growth company” under the JOBS Act. We could be an “emerging growth company” until December 31, 2026 (the last day of our fiscal year following the fifth anniversary of our initial public offering in February 2021). The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us as a U.S. public company and an assessment of the effectiveness of our internal control over financial reporting by an independent registered public accounting firm in accordance with the provisions of Section 404 could detect additional significant deficiencies or material weaknesses that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. Investors may lose confidence in the accuracy and completeness of our financial reports, which could cause the market price of our ordinary shares to decline and also restrict our future access to the capital markets.

We could be also subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules, new or revised legislation or the outcome of tax assessments and audits could cause a material adverse effect on our results.

We operate in different jurisdictions with highly complex and varied tax regimes. Changes in tax rules, new or revised legislation or the outcome of tax assessments and audits could have a material adverse effect on our results.

We are subject to taxation in the Netherlands, Switzerland, the United States, and other jurisdictions. Our future effective income tax rate may be variable and depends on changes in the level of operating results within various local jurisdictions and changes in the applicable taxation rates of these jurisdictions. If legislators, tax authorities, or government agencies in the jurisdictions in which we operate were to change applicable tax laws and regulations (for example, as a result of the various global, regional and local initiatives to reform the international tax framework, such as the base erosion and profit shifting project undertaken by the Organization for Economic Co-operation and Development and G20 Inclusive Framework and the two-pillar solution to address the tax challenges arising from the digitalization of the economy) or successfully challenge the manner in which our income taxes are currently recognized or calculated or the transfer pricing policies employed by us (including policies set forth in any advance pricing agreements entered into with any taxing authorities), our income tax expense could increase, which would adversely impact our cash flow and profitability.

In addition, tax benefits or benefits from net operating losses accumulated in prior years in some jurisdictions may not be available in the future due to changes in the local jurisdictions or credits on net operating losses no longer available due to either full utilization or expiration of the statute of limitations in such jurisdictions. As a result, our future effective tax rate could increase and/or our benefits from carrying forward net operating losses could affect our deferred tax assets in certain countries in the coming years. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize in certain jurisdictions loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax optimization strategies.

Furthermore, in many of the jurisdictions in which we operate, the tax laws and regulations are very complex and are open to different interpretations and application. The final determination of tax by means of an assessment or an audit could be materially different from our tax provisions and accruals and may negatively impact our financial results.

Risks Related to the Development and Clinical Testing of Our Product Candidates

We have experienced, and may continue to experience, setbacks in our clinical trials, including as a result of the recent clinical holds. Moreover, we have established proof-of-mechanism for deucrictibant and have designed and advanced our future clinical development program based on a clinical trial that assessed a surrogate endpoint, as well as modelling of our results from that trial with additional in vitro and in vivo data and comparisons to published results for other currently available products from different trials. We may not be able to replicate these results or analyses in future clinical trials that assess the endpoints required to obtain regulatory approval or we may have inconclusive or negative results. Any setbacks in our clinical development program could have a material adverse effect on our business, financial condition, results of operations and prospects.

Clinical trials are expensive and complex. Each trial can take many years to complete and have uncertain outcomes. Failure of a product can occur at any stage of the testing, including later phases of clinical trials despite having progressed through preclinical and nonclinical studies and early phase clinical trials, for a variety of reasons, such as changes in formulation of the product, differences in patient populations, changes in trial and manufacturing protocols and complexities of larger, multi-center trials, among others. The results from nonclinical studies or early phase clinical trials of a product candidate may not predict the results that will be obtained in later phase clinical trials of the product candidate. For example, we have established proof-of-mechanism for deucrictibant and have designed and advanced our future clinical development program based on a clinical trial that assessed a surrogate assessment, as well as modelling of our results from that trial with additional in vitro and in vivo data and comparisons to published results for other currently available products from different trials. We may not be able to replicate these results or analyses in future clinical trials that assess the endpoints required to obtain regulatory approval. We, the FDA or other applicable regulatory authorities may suspend or terminate clinical trials of a product candidate at any time for numerous reasons, including, but not limited to, a belief that subjects participating in such trials are being exposed to unacceptable health risks or adverse side effects, or other adverse experiences or findings. For instance, in August 2022, we announced that the FDA has placed clinical holds on our clinical trials of deucrictibant in the U.S. under two Investigational New Drug, or IND, applications for the treatment of HAE (on-demand and prophylactic) based on its review of nonclinical data. The clinical hold letters stated that the nonclinical observations were unlikely due to B2 receptor antagonism, the primary mechanism of action of our compound. However, the FDA requested that we conduct an additional long-term rodent toxicology study and update the investigator’s brochure. The protocol for this nonclinical study has been reviewed by the FDA and the study has commenced. The FDA also agreed to partially lift the hold on our on-demand IND to allow the two remaining U.S. participants in our RAPIDe-1 trial to complete treatment, but there can be no assurance that both clinical holds will be fully lifted.

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

If we suffer any material delays, negative results or other setbacks in our clinical trials or nonclinical studies or if the clinical holds on our clinical trials of deucrictibant in the U.S. are not resolved or if any of our other clinical trials are put on clinical hold or terminated, we may incur increased costs or be unable to continue development of deucrictibant, including our product candidates PHVS416 and PHVS719, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are heavily dependent on the success of our product candidates PHVS416 and PHVS719, which are in mid-stage development. We have released topline data from our RAPIDe-1 study demonstrating efficacy in our Phase 2 clinical trial for treatment of HAE attacks on demand using PHVS416, but have not completed our assessment of efficacy for prevention of HAE attacks using PHVS719. We cannot give any assurance that either product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval, be commercialized, or be differentiated in the market. If we are unable to successfully commercialize our product candidates, or experience significant delays in doing so, our business, financial condition, results of operations and prospects would be materially adversely affected.

We do not have any drugs that have received regulatory approval and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenses for the foreseeable future will be devoted to the clinical development of our product candidates, PHVS416 and PHVS719, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates. To date we only have data from preclinical studies, Phase 1 clinical trials in healthy volunteers, and a Phase 2 trial of PHVS416. However, we have not conducted a head-to-head comparison of icatibant or any other drug candidate to deucrictibant in a clinical trial. We have compared the published data for icatibant to data from our Phase 1 clinical trial of deucrictibant and Phase 2 trial of PHVS416 (RAPIDe-1). Accordingly, the value of comparisons to icatibant in this Annual Report may be limited because they are not derived from a head-to-head trial and they are from trials that were conducted under different protocols at different sites and at different times. Without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved. Future clinical trials may not confirm our analyses to date. The development of PHVS416 and PHVS719 has been and will continue to be a time-consuming and costly process and may leave us with insufficient resources to advance other programs and product candidates. We cannot be certain that any deucrictibant-containing product candidate, including PHVS416 and PHVS719, will receive regulatory approval or be successfully commercialized, even if we receive regulatory approval.

The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, advertising promotion, commercialization and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA in the United States, the European Union and the EMA in Europe and regulatory authorities in other countries, with regulations differing from country to country. We will not be permitted to market our drug candidates in the United States or Europe until we receive approval of a New Drug Application, or NDA, from the FDA or a marketing authorization, or MA, from the European Commission (based on the positive opinion of the EMA), respectively. We have not submitted any marketing authorization applications for any of our product candidates. NDAs and MAs must include extensive nonclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. The nonclinical and clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of drug development, including failure to demonstrate efficacy or safety; the occurrence of adverse events that are severe or medically or commercially unacceptable; our or our partners’ failure to comply with trial protocols, applicable regulatory requirements, and industry standards; or a determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or be approved in accordance with our development plans or at all. We cannot guarantee that any nonclinical studies and clinical trials will be conducted as planned or completed on schedule, if at all, or that the results of such trials will be sufficient to support regulatory approval for our product candidates. Failure to obtain regulatory approval for any of our product candidates PHVS416 and PHVS719 or any other product candidate in the United States, Europe or other jurisdictions will prevent us from commercializing and marketing these products in such jurisdictions.

Even if we were to successfully obtain approval from the FDA, EMA and comparable foreign regulatory authorities for our product candidates, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications or may be subject to burdensome post-approval study or risk management requirements. We may also be limited in our ability to advertise, promote and/or market our product candidates in a way that successfully differentiates them in the market. For example, we may not be able to position our product as safer, more effective, more convenient or better for a patient’s quality of life. Furthermore, we will still need to develop a commercial infrastructure, or otherwise develop relationships with collaborators to commercialize, establish a viable pricing structure and obtain coverage and adequate reimbursement from third-party payors, including government healthcare programs. If we, or our collaborators, are unable to successfully commercialize any product candidate, we may not be able to generate sufficient revenue to continue our business.

Our business and operations, including ongoing and planned clinical trials, may be adversely affected by a variety of events outside our control, including pandemics, epidemics or outbreaks of infectious diseases, such as the COVID-19 pandemic, and political instability, such as the conflict between Russia and Ukraine.

A wide variety of events beyond our control, including natural or man-made disasters, power shortages, fires, extreme weather conditions, pandemics, epidemics or outbreaks of infectious diseases, political instability or other events could disrupt our business or operations or those of our development partners, manufacturers, regulators or other third parties with whom we conduct business now or in the future. These events may cause businesses and government agencies to be shut down, supply chains to be interrupted, slowed, or rendered inoperable, and individuals to become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions. The ongoing spread of variants of the COVID-19 virus may continue to interrupt, or delay, our clinical trial activities, regulatory reviews, manufacturing activities and supply chain. The COVID-19 outbreak delayed, and may continue to delay, enrollment in our clinical trials due to prioritization of hospital resources towards the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approvals and commercialize our product candidates. For example, in 2020, we experienced an approximate two-month delay in starting the enrollment of our now completed Phase 1 multiple ascending dose study of deucrictibant in healthy volunteers as a result of COVID-19. In addition, even with our distributed operations, employee vaccinations and our observation of social distancing measures, there remains the possibility that key personnel may become ill or are otherwise unable to work, which could affect our operations.

Furthermore, the spread of an infectious disease, such as COVID-19, may affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and may also result in the inability of our suppliers to deliver components or raw materials, and the inability of our CDMOs to provide supplies of our product candidates for our planned clinical trials, on a timely basis or at all. In addition, it may impact the ability of our CROs, including nonclinical CROs, to provide services to support our clinical program. Further, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition and results of operations. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and the actions to contain COVID-19 or treat its impact, including among other things, the effectiveness and outreach of COVID-19 vaccines. If we are unable to meet our milestones it might jeopardize our funding opportunities.

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

Moreover, unforeseen global events, such as the armed conflict between Russia and Ukraine, could adversely impact our business and operations. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and also adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our RAPIDe-1 and CHAPTER-1 studies include a significant number of patients in Germany, Poland and Bulgaria. A further escalation of the conflict in Ukraine may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Our ability to conduct clinical trials in these regions may also become restricted under applicable sanctions laws, which may require us to identify alternative trial sites. Any of the foregoing could impede the execution of our clinical development plans, which could materially harm our business.

Disruptions at FDA, EMA and other government agencies caused by funding shortages or global health concerns such as COVID-19 could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA, EMA and other comparable government agencies to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect their ability to perform routine functions. Government funding of government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA, EMA and other agencies may also slow the time necessary for new drugs or modifications to cleared or approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For instance, in response to COVID-19, on March 10, 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, any resurgence of the virus or emergence of new variants may lead to further inspectional delays. Foreign pre-approval and for-cause inspection assignments that are not deemed mission-critical remain temporarily postponed, while those deemed “mission-critical” are being considered for inspection on a case-by-case basis. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. In addition, regulatory agencies have generally reduced face-to-face interactions relative to the pre-pandemic situation which may impact our ability to reach consensus with regulators. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA, EMA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA, EMA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We may not be able to design and develop an extended-release formulation.

Our current strategy includes developing an extended-release formulation for the deucrictibant prophylactic indication (PHVS719). To date, we have studied a prospective extended-release formulation only in a single clinical study in healthy volunteers. We are planning to conduct an open-label, multiple dose study to assess the PK and safety of the extended-release formulation. If we pursue this development strategy, we expect to file for and obtain patents covering the specific formulation developed, as well as its use for the treatment of HAE. There can, however, be no assurance that such an extended-release formulation will be successfully developed in a timely manner, that adequate patent protection can be obtained or that any such formulation would provide us with a commercial advantage. If we are unable to develop this extended-release formulation on our own, we may need to in-license patented technology to do so. Many third parties have patents covering technologies and manufacturing processes needed to develop and make extended-release formulations and there can be no assurance that we would be able to obtain rights to such patents on attractive financial terms, if at all.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented and expenses for development of our product candidates could increase.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to demonstrate safety and efficacy. We are currently conducting mid-stage clinical trials: we have completed a Phase 2 trial in the on-demand setting and have an ongoing Phase 2 trial in the prophylactic setting which we expect will provide critical data for dose selection for late phase clinical trials. We do not know whether planned or ongoing clinical trials will enroll subjects in a timely fashion, require redesign of essential trial elements or be completed on our projected schedule. In particular, because we are focused on patients with HAE, which is a rare disease, our ability to enroll eligible patients in trials may be limited or may result in slower enrollment than we anticipate. In addition, competitors have ongoing clinical trials for product candidates being studied for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment can also be affected by a number of other factors including:

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

Although to date we have not seen evidence of significant safety concerns with our product candidates currently in clinical trials, patients treated with our products, if approved, may experience adverse reactions and it is possible that the FDA or other regulatory authorities may ask for additional safety data as a condition of, or in connection with, our efforts to obtain approval of our product candidates. If safety events occur or are identified after our product candidates reach the market, we may, or regulatory authorities may require us to amend the labeling of our products, institute a REMs or PASS, recall our products or even withdraw approval for our products.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and nonclinical (animal) studies, they may not prove to be safe or effective in subsequent clinical trials. For example, the results of animal studies may not accurately predict human experience. Likewise, early clinical trials may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. In this Annual Report we discuss the potency of deucrictibant as shown in preclinical, Phase 1 clinical trials, and a single Phase 2 clinical trial (RAPIDe-1). Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy. We have released topline data demonstrating efficacy and tolerability in a Phase 2 clinical trial for treatment of attacks in our RAPIDe-1 study but have not completed assessment of efficacy for prevention of attacks in our CHAPTER-1 study. The results of preclinical studies and early clinical trials, as well as data from interim analysis of ongoing clinical trials, may not be predictive of the results of ongoing or future clinical trials.

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

Certain laws and regulations relating to drug development require us to test our product candidates in pre- and nonclinical animals before initiating clinical trials involving humans. Pre- and nonclinical animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed. In addition, there is a constrained supply of some types of animals for research and nonclinical studies which has arisen as a consequence of the COVID-19 pandemic. This reduction in supply and the prioritization for COVID-19-related studies have severely restricted the availability of some types of animals for other pharmaceutical development programs and has the potential to significantly delay the nonclinical toxicology and developmental and reproductive toxicity studies.

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

Additionally, effective as of January 31, 2020, the United Kingdom withdrew from the European Union, a process referred to as “Brexit”. As a result of Brexit, commercializing our product candidates in the United Kingdom would require us to obtain separate marketing approvals from the Medicines and Healthcare products Regulatory Agency, or the MHRA, instead of single marketing approvals obtained from the European Commission which, in turn, are based on the positive opinion of the European Medicines Agency, or the EMA. With significant regulatory oversight shifted from the EMA to the MHRA, and the MHRA having limited capacities and resources, obtaining marketing approvals for our product candidates in the United Kingdom may take longer than it would take in the European Union. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom for any of our product candidates, which could significantly and materially harm our business.

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

On March 18, 2022, the FDA granted orphan drug designation to PHA121 (deucrictibant), the active ingredient in our PHVS416 and PHVS719 product candidates for treatment of bradykinin-mediated angioedema. Even though we have obtained orphan drug exclusivity for deucrictibant in the U.S., an approval may be granted to other applicants of a similar product for the same indication if we are unable to supply sufficient quantities of the product, we consent to such an approval, or if the product of a second applicant is deemed to be clinically superior to our product. Changes to the current regulatory frameworks governing orphan drugs may also impact existing and future market exclusivities provided as a result of orphan drug designation. Even if we were to succeed in maintaining market exclusivity for products through orphan drug status, the orphan drug regulations would not preclude competitors from developing or marketing different products for the same indications to which our programs are directed, or from independently developing versions of our products for different indications. Further, we may lose orphan drug exclusivity if the FDA determines that the request for designation was materially defective. If we fail to obtain or maintain orphan exclusivity for deucrictibant or any future products, or if the commercial value of market exclusivity is diminished, our competitive position or financial and commercial prospects could be materially adversely affected.

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

The FDA, or other regulatory authorities, may also impose significant limitations on the use or marketing of our approved product candidates, which could reduce the potential market for any products. The FDA and other regulatory authorities closely regulate the post-approval advertising, promotion, and commercialization of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products and if we promote our products beyond their approved indications or in other ways that violate FDA requirements, we may be subject to enforcement action for, among other things, off-label promotion. In the EU, promotion of prescription-only drugs to the general public as well as off-label promotion are strictly prohibited and can result in significant fines and reputational damage. For the United States, alleged, or potential violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws. Advertising, promotion, and marketing activities may also give rise to litigation by competitors.

The FDA, or other regulatory authorities, may also impose requirements for costly post-commercialization studies or clinical trials and surveillance to monitor the safety or efficacy of an approved drug. Previously unknown problems with the drug may result in restrictions on the commercialization of the product and could include withdrawal of the drug from the market.

In addition, as discussed under “—Risks Related to the Development and Clinical Testing of Our Product Candidates—We and our partners may be subject to new legislation, regulation, regulatory proposals and healthcare payor initiatives that may increase our costs of compliance and adversely affect our or our partners’ ability to market our products, obtain collaborators and raise capital,” new statutory requirements or additional regulations or initiatives may be enacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations. Failure to comply with the requirements of the FDA and other applicable regulatory authorities may also subject us to administrative or judicially imposed sanctions, including civil and criminal penalties, injunctions, product seizure or recall, import bans, restrictions on the conduct of our operations, total or partial suspension of production and refusal to approve a pending NDA, and financial penalties. If we are subject to any of these sanctions, our competitive position or financial and commercial prospects could be materially adversely affected.

We and our partners may be subject to new legislation, regulation, regulatory proposals and healthcare payor initiatives that may increase our costs of compliance and adversely affect our or our partners’ ability to market our products, obtain collaborators and raise capital.

In various jurisdictions, including the United States, there have been and continue to be a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, subject us to more stringent drug labeling and post- commercialization testing or restrict or regulate post-approval activities and affect our ability, or the ability of our future collaborators, to profitably sell any product candidates for which we obtain marketing approval.

Among policy makers and payors, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products. For instance, recently, President Biden signed into law the Inflation Reduction Act of 2022, or IRA, which included several measures intended to lower the cost of prescription drugs and limit out-of-pocket spending, including by requiring drug manufacturers to pay rebates to Medicare if they increase prices faster than inflation for drugs used by Medicare beneficiaries.

Further, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the ACA, enacted in 2010, has had a significant impact on the healthcare industry. The ACA increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage. Since its enactment there have been judicial, Presidential and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA. In addition, the Trump administration took several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. An under-staffed FDA could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications within the established Prescription Drug User Fee Act time frames, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. While the Biden administration has proposed to repeal, or delayed implementation of, certain of the actions taken by the Trump administration, in the coming years, legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates. As such, we cannot predict what effect the ACA or other healthcare reform initiatives that may be adopted in the future will have on our business.

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

We expect that market access constraints, pricing controls and discounting and other restrictions will become more acute as public and private payers continue to take aggressive steps to control their expenditures. These efforts and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and any reduction in reimbursement from any government program may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenues, attain profitability, or commercialize our product candidates, if approved.

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

We will need to work with CDMOs that can meet all applicable FDA and other regulatory authority requirements on an ongoing basis. If the manufacturing process is changed during the course of product development, the FDA or other regulatory authorities could require us to repeat some or all previously conducted trials or conduct additional trials to obtain bridging data, which could delay or impede our ability to obtain marketing approval. If we or our CDMOs are unable to reliably produce and release our product candidates to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to further develop, conduct clinical trials for, and commercialize such product candidates. Similarly, approval of our product candidates could be delayed or denied if the intended manufacturing site fails to pass the required preapproval inspection. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CDMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require clinical trials to obtain bridging data or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, and have a material adverse effect on our business, financial condition, results of operations and growth prospects.

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

Our third-party manufacturers or suppliers may use potent chemical agents and hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time-consuming or costly.

Our third-party manufacturers or suppliers may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and the safety of the environment. The operations of our third-party manufacturers and suppliers also produce hazardous waste products. Various laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or waste and we may be sued for any injury or contamination that results from our use or the use by third parties of these materials. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

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

As a result of our clinical development, we will have access to very sensitive data regarding the patients enrolled in our clinical trials, and our current and future product candidates will rely on the use of patient and donor data and material. This data will contain information that is personal in nature, and the maintenance of this data is subject to certain privacy-related laws, which impose administrative burdens, substantial costs and litigation risks upon us, such as the rules promulgated by the U.S. Department of Health and Human Services under the U.S.Health Insurance Portability and Accountability Act ("HIPAA"), and U.S. state privacy laws. These rules inter alia require that written authorizations from patients are obtained and that policies, procedures and reasonable and appropriate security measures are implemented that protect individually identifiable health and other information we receive and to ensure that such information is used only as authorized by the patient. If the patient fails to execute an authorization or the authorization fails to contain all required provisions, then we will not be allowed access to the patient’s information and our research efforts can be substantially delayed. Also, any violations of these rules by us could subject us to civil and criminal penalties and adverse publicity and could harm our ability to initiate and complete clinical trials.

In addition, there are significant international laws that protect data privacy which we must adhere to. For example, we are subject to the EU General Data Protection Regulation, or the GDPR (as implemented by countries in the EEA), which applies extra-territorially and imposes onerous requirements on controllers (e.g., sponsors) and processors (e.g., CROs, laboratories) of personal data, including, for example: (i) accountability and transparency requirements, and enhanced requirements for obtaining valid consent; (ii) obligations to consider data protection as any new products or services are developed and to limit the amount of personal data processed; (iii) obligations to comply with data protection rights of data subjects; and (iv) reporting of personal data breaches to the supervisory authority without undue delay (and no later than 72 hours). The GDPR also prohibits the international transfer of personal data from the EEA to countries outside of the EEA unless made to a country deemed to have adequate data privacy laws by the European Commission or where a data transfer mechanism has been put in place. Until recently, one such data transfer mechanism was the EU-US Privacy Shield. However, in July 2020 the Court of Justice of the European Union, or the CJEU, declared the Privacy Shield to be invalid. The CJEU upheld the validity of the standard contractual clauses, or SCCs, as a legal mechanism to transfer personal data but companies relying on SCCs will, subject to additional guidance from regulators in the EEA, need to evaluate and implement supplementary measures that provide privacy protections additional to those provided under SCCs. In turn, the findings of the CJEU will have significant implications for cross-border data flows. Further, the GDPR provides that countries in the EEA may establish their own laws and regulations further restricting the processing of certain personal data, including genetic data, biometric data, and health data.

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

These laws, rules and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another. The interpretation and application of consumer, health-related and data protection laws, especially with respect to genetic samples and data, in the United States, the European Union, or EU, and elsewhere, are often uncertain, contradictory and in flux. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot determine the impact such future laws, regulations and standards may have on our business. Our internal computer systems, or those used by our clinical investigators, contractors or consultants, may fail or suffer security breaches.

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

We do not expect to generate product revenues in the foreseeable future. If our product candidates PHVS416 and PHVS719 or any other program that we may pursue fails, we will have to develop, acquire, or license new programs. Our product candidates, as well as any other programs we may pursue, could be unsuccessful if they:

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

The results of the research and trials to date cannot provide assurance that acceptable efficacy or safety will be shown upon completion of ongoing or planned clinical trials. Also, the results obtained in our PHA-0221121- C001 and PHA-022121-C002 clinical trials may not be comparable to results that may be produced during the further development of our deucrictibant-containing product candidates. Many products that show promise in proof-of-concept, Phase 1 and/or Phase 2 trials fail in later clinical trials or in a commercial setting. If we are unable to make our product candidates commercially available, or we experience significant delays in doing so, our business, financial condition, results of operations and prospects would be materially adversely affected.

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

As with all pharmaceutical products, use of our product candidates could be associated with side effects or adverse events, which can vary in severity and frequency. Side effects or adverse events associated with the use of our product candidates may be observed at any time, including in clinical trials or once a product is commercialized, and any such side effects or adverse events may negatively affect our ability to obtain regulatory approval or market our product candidates. Side effects or adverse events associated with the use of our product candidates could result in a label change, require us to perform additional studies or halt development or sale of these product candidates or expose us to product liability lawsuits, which will harm our business. We may be required by regulatory agencies to conduct additional nonclinical studies or clinical trials regarding the safety of our product candidates, which we have not planned or anticipated. For instance, we are required to conduct a 26-week rodent toxicology study to resolve the clinical holds placed by the FDA on clinical trials of deucrictibant in the U.S. We cannot provide any assurance that we will resolve any issues related to any product-related side effects or adverse events to the satisfaction of the FDA or any regulatory agency in a timely manner or ever, which could harm our business, prospects and financial condition.

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

•
demonstration of clinical efficacy and safety compared to other more established products;
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

Many of the companies against which we are competing or we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, nonclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other mid-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

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

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc., BRCA1- &BRCA2-Based Hereditary Cancer Test Patent Litigation, Mayo Collaborative Services v. Prometheus Laboratories, Inc., Promega Corp. v. Life Technologies Corp. and Abbvie Deutschland GmbH v. Janssen Biotech, Inc. have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, and the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we might obtain in the future. Any changes to patent law in the U.S. or other jurisdictions that impairs our ability to protect our deucrictibant and other product candidates that we may pursue could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

To the extent that we are issued any patents covering our product candidates, competitors may infringe such patents or the patents of our licensing partners. However, we may not have the resources to reliably detect infringements of intellectual property rights, and even if we detect an infringement, we may not be able to trace the source of the infringement, or uphold our rights. We may need to resort to litigation to enforce our intellectual property rights, including any patents issued to us (if any) or our licensors. If a competitor or other third-party files a patent application claiming technology also invented by us, in order to protect our rights, we may have to participate in an expensive and time-consuming opposition proceeding before the European Patent Office, the USPTO or patent authorities or courts in other jurisdictions, with an uncertain outcome and which may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, commercialization or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

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
•
the federal criminal health care fraud statute, enacted as a part of the HIPAA, which imposes criminal and civil liability for executing, or attempting to execute, a scheme or artifice to defraud any health care benefit program or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program in connection with the delivery of or payment for healthcare benefits, items, or services;
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

Our business is subject to risks associated with conducting business internationally. Many of our suppliers and collaborative and clinical trial relationships are located in different countries. Accordingly, our future results could be harmed by a variety of factors, including, but not limited to:

•
economic weakness and uncertainty, including rising inflation and interest rates, or political instability in particular economies and markets;
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

Our operations, including our research, development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations, and possible permit obligations. These laws, regulations, including any permit obligations, govern, among other things, the controlled use, storage, handling, release and disposal of, and the maintenance of a registry for, hazardous materials and biological materials (goods and substances), chemicals, biological materials and biotechnology. Our operations produce hazardous waste products. We contract with licensed third parties for the disposal of these materials, substances and wastes. Apart from compliance with the applicable regulations, we may not be able to eliminate the risk of contamination or injury from these materials completely. In the event of contamination or injury resulting from any use of hazardous materials, we could be held liable for any resulting damages. We also could incur significant costs associated with civil, administrative and/or criminal fines and penalties for failure to comply with all of these laws, regulations, and associated compliance activities.

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

Sales, commercialization and business arrangements in the healthcare industry are generally subject to extensive laws and regulations intended to prevent fraud, misconduct, bribery (e.g., kickbacks), self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws and regulations could also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our nonclinical studies or clinical trials, which could result in enforcement and/or sanctions and cause serious harm to our reputation.

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

As of March 10, 2023, our significant shareholders beneficially owned ordinary shares representing approximately 63.09% of our outstanding ordinary shares. For more information regarding our significant shareholders, please see “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—A. Major Shareholders.”

These significant shareholders have in the past often taken a similar position and exercised influence over matters requiring approval of our shareholders or our Board. They may act jointly or independently in the future and will continue to be able to exert significant influence over the outcome of matters requiring approval of our shareholders or our Board, including but not limited to the approval of significant transactions. Their interests may differ from the interests of other shareholders. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ordinary shares.

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

As of December 31, 2022, we had €161.8 million in cash and cash equivalents. Our management has broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our ordinary shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our ordinary shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

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

We had a total of 33,816,459 ordinary shares outstanding as of March 10, 2023. If our existing shareholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.

We are subject to the Dutch Corporate Governance Code, or the DCGC. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the Board and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the company is required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all best practice provisions of the DCGC. This may affect your rights as a shareholder, and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

We may take advantage of these provisions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company on December 31, 2026 (the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering in February 2021) or earlier if we have more than $1.24 billion in annual revenues, are deemed to be a “large accelerated filer” under the rules of the SEC, or issue more than $1.0 billion of nonconvertible debt over a three-year period. We may also choose to take advantage of some but not all of these reduced burdens. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this Annual Report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

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

Furthermore, in accordance with the DCGC, shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted our Board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our directors), our Board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our Board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, our Board shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which either a response period or a statutory cooling-off period (as discussed below) has been previously invoked or (ii) in situations where a shareholder holds at least 75% of our issued capital as a consequence of a successful public bid.

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

During a cooling-off period, our Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately, one week following the last day of the cooling-off period, our Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

• our Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

• our Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

• other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

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

There is currently no treaty in effect between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. It is noted that, as of the date of this annual report, the Hague Convention on Choice of Court Agreements of June 30, 2005 has entered into force for the Netherlands, but has not entered into force for the United States. The Hague Convention of July 2, 2019 on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters has not entered into force for either the Netherlands or the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. However, even if such a United States judgment is given binding effect, a claim based on that judgment may still be rejected if that judgment is not or no longer formally enforceable.

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

Based on the foregoing, U.S. investors may not be able to enforce against us or our directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, and our assets and activities, we do not believe we were a PFIC in 2022 and we do not expect to be a PFIC for our current taxable year or in the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs. Whether we or any of our subsidiaries will be a PFIC in 2023 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty; because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Accordingly, there can be no assurance that we will not be a PFIC in 2023 or any future taxable year.

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

Dutch and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

We are subject to Dutch insolvency laws in the event any insolvency proceedings are initiated against us, including, among other laws and regulations, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Should a court in another Member State of the European Union determine that our center of main interests, or COMI, is situated in that Member State, the courts in that Member State will in principle have jurisdiction over the insolvency proceedings initiated against us and the insolvency laws of that Member State will in principle apply to us, in accordance with and subject to such the aforementioned Regulation and the rules promulgated thereunder. Insolvency laws in the Netherlands or the relevant other Member State of the European Union, as applicable, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

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

The trading price of our ordinary shares has been, and may in the future be, highly volatile, which could result in substantial losses for holders of our ordinary shares.

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

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our product candidates, or to a lesser extent our markets. In the past, securities class action litigation has often been initiated against companies and their management following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

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

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and any rules promulgated thereunder, as well as the rules of Nasdaq. The requirements of these rules and regulations increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Particularly after we are no longer an “emerging growth company” or cease to qualify as a foreign private issuer, we expect to incur significant legal, accounting and other expenses.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required. We may need to hire additional accounting, finance and other personnel in connection with our continued efforts to comply with these requirements, and our management and other personnel will continue to devote a substantial amount of time towards maintaining compliance with these requirements. These rules and regulations can also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements can have a material adverse effect on our operations, business, financial condition or results of operations.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
History and development of the company

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, deucrictibant (PHA121, PHA-022121), is a novel, small-molecule bradykinin B2-receptor antagonist for the treatment of hereditary angioedema, or HAE. Bradykinin-B2-receptor inhibition is a clinically validated mechanism for the treatment of HAE, as demonstrated by icatibant, which is a bradykinin B2-receptor antagonist approved in Europe in 2008 and in the United States in 2011 (as FIRAZYR). We designed deucrictibant to improve upon the therapeutic profile of existing therapies and, through oral delivery, to provide patients with quality of life and convenience that is superior to current standard-of-care HAE treatments, which are injectables. We believe deucrictibant has the potential to provide a safe, effective and convenient option for both acute and prophylactic treatments of HAE, in the form of our PHVS416 on-demand rapid exposure product candidate, and for prophylaxis of HAE, in the form of our PHVS719 small daily dose extended-release product candidate. We believe that our product candidates may address a broader range of angioedema attacks than other available treatments since deucrictibant blocks the actual signal that leads to angioedema (the interaction of bradykinin, or BK, with the bradykinin B2 receptor), rather than an upstream signal. By blocking the action of bradykinin, we can prevent its aberrant signaling regardless of the pathway that generates it. In our completed Phase 1 trials to date, we have observed that deucrictibant was orally bioavailable and well tolerated at all doses studied, with approximately dose-proportional exposure. We also have successfully demonstrated proof-of-mechanism through a clinical pharmacodynamics, or PD, assessment with the bradykinin challenge, which had been utilized as a validated surrogate assessment for dose selection in the icatibant development program.

We have demonstrated clinical efficacy and tolerability in a Phase 2 study (RAPIDe-1) treating attacks of HAE. The data allowed us to compare the projected therapeutic performance of deucrictibant with that of icatibant. However, we have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical study. We plan to efficiently progress deucrictibant through clinical development for on-demand and prophylactic use with our on-demand product candidate, PHVS416, and prophylactic extended-release product candidate, PHVS719, respectively. We commenced our RAPIDe-1 Phase 2 clinical trial of PHVS416 in February 2021 and reported topline Phase 2 data for the acute treatment of patients with HAE attacks in December 2022. We also commenced the CHAPTER-1 Phase 2 clinical trial for prophylaxis in 2021 using twice-daily dosing of the PHVS416 softgel capsules. Our primary objective with this trial is to assess the efficacy and safety profile of PHVS416 dose regimens for prophylactic treatments in HAE patients. We expect to have Phase 2 data from CHAPTER-1 in the second half of 2023. In February 2022, we reported Phase 1 clinical data with PHVS719 demonstrating pharmacokinetics of the extended-release formulation and the potential for once-daily dosing. Our agent for service of process in the United States is Dr. Morgan Conn, who is registered in PO Box 121, Buckingham PA 18912, USA.

Our legal and commercial name is Pharvaris N.V. In connection with our initial public offering in the first quarter of 2021, we converted the legal form of our company under Dutch law from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap) and changed our name from Pharvaris B.V. to Pharvaris N.V. Pharvaris B.V. was founded in 2015 in Leiden, The Netherlands. Our principal executive offices are located in Emmy Noetherweg 2, 2333 BK Leiden, The Netherlands, telephone: +31 (0)71 2036 410.

Our principal expenditures since inception have been our research and development expenses, as more fully described elsewhere in this Annual Report. To date, we have relied solely on the issuance of equity securities to finance our operations and internal growth. For more information, please see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—B. Liquidity and Capital Resources.”

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

B.
Business Overview

Overview

Deucrictibant (PHA121, PHA-022121) is a novel, highly potent inhibitor and selective small molecule bradykinin B2-receptor antagonist and, to our knowledge, the only orally available bradykinin B2-receptor antagonist currently in development. Deucrictibant has been observed to be a potent inhibitor in vitro as assessed using human recombinant bradykinin B2 receptors (150 pM);ex vivo as studied against endogenous bradykinin B2 receptors in a human umbilical vein model (350 pM); and in vivo in the human bradykinin-challenge model (170 pM). Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy. We have released topline data demonstrating efficacy and tolerability in a Phase 2 clinical trial for treatment of attacks in our RAPIDe-1 study but have not completed assessment of efficacy for prevention of attacks in our CHAPTER-1 study. PHA121 demonstrated 5000-fold selectivity for the bradykinin B2 receptor when compared to approximately 170 other molecular targets, including the bradykinin B1 receptor. We designed deucrictibant as a new chemotype with properties compatible with oral delivery. We are developing deucrictibant for the on-demand indication as PHVS416, which is delivered in a softgel capsule designed to rapidly treat symptoms with a single dose. We are also developing deucrictibant for the prophylactic indication as PHVS719, which is a small daily dose tablet with an extended-release formulation designed for the patient to maintain therapeutic levels for at least 24 hours and to achieve a steady-state plasma concentration within 72 hours.

In our Phase 1 clinical trials to-date, we have observed rapid exposure and predictable linear pharmacokinetics, or PK, with and without food. In addition, we observed deucrictibant to be a potent antagonist of the bradykinin B2 receptor, in vitro and in vivo with healthy volunteers. In our models based on PK data from our Phase 1 clinical trial of deucrictibant and published data for icatibant, both in the BK challenge assessment, deucrictibant was shown to be consistently 25-fold more potent at inhibiting the effects of administered bradykinin than icatibant on a molar basis. We have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical trial but have compared the published data for icatibant to data from our Phase 1 and Phase 2 clinical trials of deucrictibant. While we believe this comparison to icatibant to be useful and appropriate, the value of this and other comparisons to icatibant in this Annual Report may be limited because they are not derived from a head-to-head trial and they are from trials that were conducted under different protocols at different sites and at different times. Without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved.

In our Phase 2 placebo-controlled trial evaluating the efficacy and tolerability of PHVS416 for on-demand treatment of attacks in patients with HAE type 1 and 2 (RAPIDe-1), a statistically significant and clinical meaningful reduction of the patient-reported symptoms of HAE was observed for the attacks treated with all doses of PHVS416 (10, 20, 30 mg) compared to placebo-treated attacks. The study’s primary endpoint—symptom relief at four hours after treatment with study drug—as well as all key secondary efficacy endpoints were met. Consistently with its pharmacokinetic profile, PHVS416 demonstrated rapid onset of action, symptom relief, and resolution of the manifestations of HAE attacks as well as sustained clinical effects, with consistent findings across outcome measures. In addition, PHVS416 substantially reduced the use of rescue medication compared to the placebo. PHVS416 was generally well tolerated at all dose levels with three treatment-related adverse events (TRAEs) reported for one PHVS416 30-mg-treated attack (2.8%) and one TRAE reported for one placebo-treated attack (1.9%); there were no treatment-related serious adverse events (SAEs), no treatment-related adverse events (AEs) of severe severity, and no AEs leading to treatment discontinuation. We believe these positive Phase 2 data support further development of PHVS416 as a potential oral on-demand therapy for HAE attacks.

HAE is a rare and potentially life-threatening genetic condition with symptoms that include episodes of debilitating and often painful swelling in the hands, feet, face (lips and tongue), gastrointestinal tract, urogenital region, or airways. Attacks are unpredictable in frequency, location, timing, and severity, with multiple types of triggers. According to scientific publications, patients experience a median of 14 attacks per year, and half of patients experience a potentially life-threatening airway attack at least once in their lifetime. Airway attacks are particularly dangerous and can lead to asphyxiation. If left untreated, attacks can last multiple days and are commonly painful, leading to multiple sick days and even hospitalization. According to HAE International, as of October 2014, HAE affected from 1:50,000 to 1:10,000 individuals globally, or at least 6,600 patients in the U.S. and at least 8,900 patients in the EU.

Global sales of treatments for HAE in 2022 are estimated at approximately $2.7 billion based on publicly available information and, according to public research reports, are forecast to grow at an approximately 9% compound annual growth rate to $4.3 billion through 2027. Current approved products treat acute HAE attacks in an on-demand setting or seek to prevent or reduce future HAE attacks in a prophylactic setting. Each of these products generally works in one of the following ways: inhibiting the bradykinin B2 receptor, replacing the deficiency in C1-INH activity, or inhibiting plasma kallikrein. Currently most standard-of-care therapies are administered by injection, which patients can find challenging despite their efficacy because these therapies often result in painful injection-site reactions (leading some patients to delay treatment and risk attacks), are time consuming to receive (as some need to be administered in a clinic), and are difficult to carry and/or store. We believe HAE patients need alternatives that better meet their objectives for ease of disease treatment, disease control, and improved quality of life. We anticipate that there will be strong interest in safe and effective, orally delivered, small-molecule treatments that can match or improve upon the efficacy profile of existing therapies.

Based on results observed from our four completed clinical trials to-date, we believe our product candidates that contain deucrictibant will demonstrate advantages and differentiation relative to currently approved HAE therapies and other oral therapies in clinical development. Deucrictibant’s bradykinin- B2-receptor-inhibition mechanism has a well-established clinical therapeutic profile in a currently approved product in the rapid treatment of acute HAE attacks. We have observed greater potency for deucrictibant compared to icatibant using a surrogate endpoint in the bradykinin challenge study, potentially resulting in both a smaller therapeutic dose and a longer duration of effect. We evaluated the PD and PK of deucrictibant in a bradykinin-challenge model in healthy subjects. The bradykinin challenge was validated as a surrogate assessment for dose selection in the original development program for icatibant, as reviewed by the FDA and the EMA. The clinical dose of icatibant established with the bradykinin challenge has demonstrated successful treatment of HAE attacks in multiple randomized clinical trials and over 10 years of clinical experience. We conducted a proof-of-concept clinical trial testing the effects of BK in healthy volunteers in our bradykinin-challenge trial, where we evaluated the effect of deucrictibant on cardiovascular parameters affected by bradykinin such as blood pressure, heart rate and cardiac output in healthy volunteers. We observed that deucrictibant was more potent in blocking the effects of BK in humans than icatibant, when comparing the deucrictibant results of the trial to published data on icatibant. The data from this trial allowed us to generate a PK/PD correlation model. Based on this model and published data on icatibant, we predict the duration of effect for a single oral dose of 12 mg deucrictibant to exceed that of 30 mg of icatibant and a single oral dose of 22 mg deucrictibant will cover the same duration of effect as two icatibant injections of 30 mg administered six hours apart. Furthermore, analysis based on the results from this trial suggest that therapeutic doses of deucrictibant may be at least 10-fold smaller than the doses required for oral kallikrein inhibitors in development. In addition, we believe that the observed PK profile of our compound demonstrates the potential of PHVS719 as a prophylactic treatment of HAE by achieving steady-state plasma concentrations within 72 hours. The BK-challenge data was generated in a Phase 1 clinical trial. The topline data from our deucrictibant Phase 2 RAPIDe-1 trial treating HAE attacks were consistent with the predictions of the BK challenge in both onset of symptom relief and duration of effect (use of rescue medication). However, we have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical trial but have compared the published data for icatibant to data from our Phase 1 clinical trial of deucrictibant. Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy.

In August 2022, the FDA placed a hold on the clinical trials of deucrictibant in the U.S. based on its review of nonclinical data. The FDA requested that Pharvaris conduct an additional long-term rodent toxicology study and update the Investigator’s Brochure. Pharvaris participated in a Type A meeting with the FDA to discuss paths to address the on-demand and prophylactic holds. A protocol for a 26-week rodent toxicology study has been aligned with the FDA and the study has initiated. We expect to submit results for this study to the FDA by the end of 2023.

The FDA also agreed to partially lift the clinical hold on on-demand to allow two remaining U.S. participants in RAPIDe-1 to complete treatment of a final HAE attack per protocol. All other clinical studies of deucrictibant are currently on hold in the U.S.

Outside the U.S., the regulatory status remains unchanged for the CHAPTER-1 study and other studies, including an open-label, long-term extension study (RAPIDe-2). Pharvaris notified country-specific regulatory authorities in Canada, Europe, Israel, and the UK of the U.S. clinical holds. All active sites outside of the U.S. continue to recruit participants in the CHAPTER-1 clinical study.

Additional trials may be required by the FDA, EMA or other regulators even with positive data from RAPIDe-1. We are also planning to conduct a registration-directed trial in the on-demand setting and a registration-directed trial with patients who will be randomized to receive PHVS719 or placebo to assess safety and efficacy in HAE patients. In addition, we also plan to run an open-label extension study in the prophylactic setting with both rollover and non-rollover subjects to collect longer duration safety data.

Differentiation of deucrictibant

We believe that deucrictibant, as the molecule underlying both PHVS416 and PHVS719, has the potential to be highly differentiated for both the on-demand and prophylactic settings with the key benefits below:

PHVS416. We believe that PHVS416, an on-demand, rapid exposure softgel capsule, has the potential to be highly differentiated for patients suffering from acute HAE attacks with the following benefits:

Complete Symptom Resolution	• Clinically validated mechanism of bradykinin-B2-receptor antagonism
• Utilizing same in vivo surrogate assessment for dose selection as the development program for icatibant (validity confirmed in the RAPIDe-1 Phase 2 trial)
• More potent inhibitor than icatibant
• Longer half-life than icatibant
Rapid Onset of Activity	• Exposure exceeds the anticipated threshold therapeutic plasma level (EC85) in 30 minutes, with or without food
Potential Reduced Treatment Burden / Enhanced	• No injection needed
Patient Convenience	• Convenient oral formulation removes barriers inherent in current injectable treatments to facilitate early treatment of acute HAE attacks and overall treatment of more attacks than currently reported
• Capsule reduces treatment burden
• Potential lowest dosage of any oral HAE on-demand treatment

PHVS719. We believe that PHVS719, a prophylactic extended-release tablet designed to be taken in small, daily doses, has the potential to be highly differentiated for HAE patients with the following benefits:

Protection From Attacks	• Validated, proven mechanism to address all bradykinin, regardless of pathway
Ideal Release Profile for Prophylactic Use	• Reaches and maintains steady-state concentration within 72 hours
• Appropriate pharmacokinetic profile with or without food
Potential Reduced Treatment Burden / Enhanced	• Convenient oral daily dosing with extended-release tablet
Patient Convenience	• Potential for once-a-day dosing
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

We plan to develop separate products for on-demand and prophylactic use, PHVS416 and PHVS719 respectively, with both products utilizing the same active ingredient, deucrictibant. PHVS416 will be a softgel capsule, and PHVS719 will be an extended-release tablet. We reported topline data from our RAPIDe-1 Phase 2 clinical trial of PHVS416 in December 2022. We also commenced a Phase 2 clinical trial for prophylaxis in 2021 using twice-daily dosing of the PHVS416 softgel capsules (CHAPTER-1). Our primary objective with this trial is to assess the effectiveness and safety profile for prophylaxis with bradykinin- B2-receptor-antagonism in HAE patients. We also reported data from a Phase 1 clinical trial with PHVS719 in 2022 showing once-daily pharmacokinetics and tolerability of the extended-release formulation.

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

Our Strengths

Our company is built upon the following strengths:

•
Broad strength and expertise in the bradykinin-B2-receptor pathway. Members of the management team include an inventor of icatibant, the leadership team that developed FIRAZYR through European approval, and a key member from the TAKHZYRO development team;
•
Deucrictibant is an orally available product candidate with a clinically validated mechanism of action that addresses serious unmet medical need in HAE;
•
Deucrictibant has demonstrated physicochemical properties suitable to formulations as both an on-demand product candidate, PHVS416, and a distinct prophylactic product candidate, PHVS719;
•
Deucrictibant, compared to icatibant, the currently approved bradykinin B2-receptor inhibitor, demonstrated higher preclinical potency in blocking bradykinin signaling at the bradykinin B2-receptor, and good oral bioavailability and a longer half-life in humans, which has resulted in longer duration of the BK-blocking pharmacodynamic effect in humans;
•
We wholly own intellectual property – including allowed and in-process patent applications – covering deucrictibant and additional molecules; and
•
Our scientific experience allows us to leverage deep insight and experience in the bradykinin- B2-receptor pathway to expand our portfolio into other BK-mediated angioedema and BK-mediated diseases beyond angioedema.

Our Strategy

Our strategy is to develop and commercialize therapies that are superior to currently available treatment options and improve patient quality of life and convenience. Our initial approach for HAE and potential expansions into other BK-mediated angioedema and diseases is based upon extensive patient, physician, and payer research to identify the key needs in the market. According to our analysis, oral therapy remains the highest unmet need for both on-demand and prophylactic use in HAE. Importantly, our research shows that patients are not willing to accept significantly reduced efficacy or safety with a switch to oral therapy. A therapy for HAE, whether for on-demand or prophylaxis, needs to offer strong efficacy, high tolerability & safety, and convenient administration. Our intention with PHVS416 and PHVS719 is to develop products for the on-demand and prophylactic setting that can meet all of these needs. We are not aware of any other therapies on the market or in development that are able to provide such a comprehensive value proposition across the spectrum for HAE.

The key elements of our strategy include:

•
Continue to advance deucrictibant through clinical development for on-demand treatment of HAE utilizing a fast-onset formulation, known as PHVS416. We intend to develop and commercialize PHVS416 as a fast- acting, orally available, potent inhibitor and selective treatment for acute HAE
•
Advance the development of deucrictibant for prophylactic treatment of HAE utilizing an extended-release formulation, known as PHVS719. We intend to advance PHVS719 through clinical development as an extended-release prophylactic treatment of HAE. We plan to leverage our clinical data and experience from the development of PHVS416 in the on-demand setting to expedite our efforts in the prophylactic setting. We expect the efficacy, safety and PK data from our Phase 2 trials RAPIDe-1 and CHAPTER-1 of PHVS416 to help select and refine our prophylactic dose for the PHVS719 clinical trials.
•
Expand the range of bradykinin-mediated angioedema indications to which PHVS416 and PHVS719 can be applied. In addition to Type 1 or Type 2 HAE, bradykinin is also an important mediator for other types of non-histaminergic angioedema, such as: hereditary angioedema with normal C1-INH and acquired angioedema (AAE) due to C1-INH deficiency. Currently there are still no treatments approved for these angioedema patients who are unresponsive to conventional antihistamine/glucocorticoid treatment and have a high unmet medical need for effective therapies. Several clinical reports indicate that off-label use of icatibant has successfully treated acute attacks of these non-histaminergic angioedema patients, which provides a strong rationale to expand the development PHVS416 and PHVS719 to address such a high unmet medical need.
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

To our knowledge, one other angioedema-specific oral medication for on-demand use is in clinical development, a kallikrein inhibitor, sebetralstat, developed by Kalvista and currently in phase 3.

We believe that the properties and mechanism of deucrictibant enable us to develop oral product candidates that will be generally more convenient for patients to take, without sacrificing efficacy for treatment or prevention of angioedema attacks. For example, the known oral kallikrein inhibitor tested in on-demand settings to date have utilized doses that are more than twenty-fold higher than the efficacious dose we observed for PHVS416 in the RAPIDe-1 study and have not yet demonstrated efficacy matching the approved injectable products. In the prophylactic setting, oral kallikrein inhibitors have not yet demonstrated efficacy similar to the approved injectable products and have used or are projected to use doses much higher than we project for PHVS719.

Related indications to BK

In addition to Type 1 or Type 2 HAE, bradykinin is also an important mediator for other types of non-histaminergic angioedema, such as: hereditary angioedema with normal C1-INH and acquired angioedema (AAE) due to C1-INH deficiency. Unlike HAE Types 1 and 2, for other BK-mediated angioedema, an unclear pathophysiology and lack of consistent diagnostic criteria have limited the opportunity for the clinical investigation and new treatment development. Consequently, there are still no treatments approved for hereditary angioedema patients with normal C1-INH or AAE due to C1-INH deficiency, who are unresponsive to conventional antihistamine/glucocorticoid treatment and have a high unmet medical need for effective modern therapies. Recently the clinical research for non-histaminergic angioedema has made significant progress. Similar to Type 1 or 2 HAE, the kinin pathway potentially plays a critical role in the underlying pathophysiology of non-histaminergic angioedema, for example, bradykinin has been shown to be elevated in plasma from non-histaminergic angioedema patients during acute attacks and several clinical reports indicate that icatibant has successfully treated acute attacks in either hereditary angioedema patients with normal C1-INH or AAE due to C1-INH deficiency patients. All these provide strong rationales to expand the development PHVS416 and PHVS719 to these types of BK-mediated angioedema and address the high unmet medical need.

To our knowledge, one kallikrein inhibitor (lanadelumab-flyo, injected subcutaneously) is in development for hereditary angioedema with normal C1-INH, currently in Phase 3 for prophylaxis.

Deucrictibant

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

Bradykinin is the principal mediator of the signs and symptoms that represent acute HAE and other bradykinin-mediated angioedema attacks, acting as a potent and selective agonist of the bradykinin B2 receptor.

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

As the figure below illustrates, treatment with deucrictibant, an orally bioavailable low-molecular weight, potent, competitive and selective antagonist of the human bradykinin B2 receptor, is intended to block and prevent activation of the bradykinin B2 receptor by elevated bradykinin levels and prevent or halt the angioedema process, with reduced or resolved swelling as a consequence. Deucrictibant therefore has the therapeutic potential for both acute on-demand treatment and long-term prevention of attacks in patients with bradykinin- mediated angioedema.

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
Bradykinin B2 receptor
Swelling
© 2022 Pharvaris

HMWK: high-molecular-weight kininogen; cHMWK: cleaved high-molecular-weight kininogen

Deucrictibant combines the preclinical selectivity of bradykinin-B2-receptor antagonism with oral bioavailability and extended exposure upon a single dose. Deucrictibant is being developed to become the first effective orally administered antagonist of BK activity with therapeutic potential for both acute on-demand treatment and long- term prevention of attacks in patients with HAE and other BK-mediated angioedema.

Deucrictibant is an orally bioavailable competitive antagonist of the bradykinin B2 receptor with high affinity and high antagonist potency. Deucrictibant has been observed to be a potent inhibitor in vitro as assessed using human recombinant bradykinin B2 receptors (150 pM); ex vivo as studied against endogenous bradykinin B2 receptors in a human umbilical vein model (350 pM); and in vivo in the human bradykinin-challenge model (170 pM).

Deucrictibant demonstrated 5000-fold selectivity for the bradykinin B2 receptor when compared to approximately 170 other molecular targets, including the bradykinin B1 receptor. As shown in the graphs below depicting mean arterial blood pressure (MABP) in a bradykinin challenge study in monkeys (back-translated from human), deucrictibant showed clear dose-dependent activity. While differences between human and monkey PK prevent direct extrapolation to human dose, deucrictibant demonstrated longer duration and faster onset of activity than injected icatibant in the same study. However, we have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical trial but have compared the published data for icatibant to data from our Phase 1 clinical trial of deucrictibant. While we believe this comparison to icatibant to be useful and appropriate, the value of this and other comparisons to icatibant in this Annual Report may be limited because they are not derived from a head-to-head trial and they are from trials that were conducted under different protocols at different sites and at different times. Without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved.

BK-Challenge in Pre-Clinical Animal Model

In a published study conducted by the Company, a dose of 0.6mg/kg sc icatibant was used in monkeys, as PK data indicated that this dose would provide an exposure (Cmax 1,044 ng/mL, AUC 2,155 ng*h/mL) similar to the exposures seen in humans at a therapeutic dose of 30 mg sc (Cmax 979 ng/mL, AUC 2,191 ng*h/mL). The dose was found to effectively antagonize the BK challenge in monkeys up to six hours after dosing, similar to its duration of action in humans. The maximal effect of icatibant in this model was reached at the second measure time point, two hours after dosing. The vehicle in the icatibant study was saline.

Deucrictibant inhibited the BK-induced changes in MABP at all doses tested (0.1, 0.3, 1, 3 and 10 mg/kg given orally). The data show an early onset of activity, as the efficacy was already maximal at the first time point measured, one hour after oral dosing. This is a faster onset of action as compared to icatibant (0.6 mg/kg sc), which was maximally active on the BK-induced changes in MABP at two hours after dosing.

Nonclinical Safety

The conducted nonclinical package for deucrictibant includes secondary pharmacodynamics, safety pharmacology, genotoxicity, reproductive and developmental studies and general toxicity studies up to 6 months in rats and up to 9 months in monkeys. Deucrictibant did not demonstrate any in vitro or in vivo genotoxicity nor in vitro phototoxic potential. No findings considered relevant to humans were observed in GLP (Good Laboratory Practices)-compliant general toxicity studies in rats up to 3-months duration and in cynomolgus monkeys up to 9-months duration at doses up to the maximum tolerated in each species. Deucrictibant has not demonstrated any adverse effects on embryo-fetal survival and development in the humanized bradykinin-B2-receptor transgenic rat or in the rabbit. Furthermore, male and female fertility studies showed no adverse effects of deucrictibant on gonadal function, mating behavior, and reproductive performance.

Findings were observed in the repeat-dose rat data package that were considered not to be related to bradykinin-B2-receptor antagonism. Based on review of these nonclinical findings, the FDA put a clinical hold on trials of deucrictibant in the U.S. Pharvaris aligned with the FDA on the protocol and has initiated a 6-month rat exploratory study to further investigate the findings and address the clinical holds.

Clinical Trial Program

Study Number	Short Description	Design	Status
Phase 1
C001	Single ascending dose (SAD) and BK challenge/SAD-proof of mechanism (POM)	Randomized, double-blind, placebo-controlled, single ascending dose to assess safety and proof-of-mechanism through BK-challenge	Completed
C002	SAD extension	Randomized, double-blind, placebo-controlled, single ascending dose to assess safety	Completed
C003	Absorption, metabolism, and excretion (mass balance)	Open-label, single dose 14 C-deucrictibant to characterize the absorption, metabolism, and excretion	Completed
C004	Drug-drug interaction (DDI)— CYP3A4 inhibitor (itraconazole) interaction	Open-label, single-sequence, crossover DDI study	Completed
C005	DDI—CYP interaction (cocktail)	Open-label, single-sequence, crossover DDI study	Completed
C006	Multiple ascending dose (MAD)	Randomized, double-blind, placebo-controlled, multiple ascending dose to assess safety and different doses	Completed
C009	Japanese PK bridging	Double-blind, randomized, single oral dose, two-period crossover comparing pharmacokinetics between Japanese and Caucasian volunteers	Completed
C010	Exploratory XR PK bridging	Open-label, randomized five-period crossover single-dose to assess bioavailability of two different extended-release formulations with and without food	Completed
C012	Hepatic impairment	Open-label, single dose to assess the effect of hepatic impairment on pharmacokinetics	Completed
C013	Renal impairment	Open-label, single dose to assess the effect of renal impairment on pharmacokinetics	Completed
C015	Confirmatory XR PK	Open-label, multiple doses to assess PK and safety of extended-release formulation	Ongoing
C016	DDI CYP3A4	Open-label, single-sequence, drug-drug interaction study to evaluate the effect of multiple oral doses of the moderate CYP3A4 inhibitor verapamil on the single dose PK of PHA-022121	Ongoing
C018	XR Food Effect	Open-label, randomized, two-period, two-way cross-over study to assess the influence of a high-calorie, high-fat meal on the bioavailability of extended-release formulation	Ongoing
C019	XR multi-ethnicity study	Open-label, multiple dose study to compare PK of extended-release formulation between healthy Japanese, Chinese, and Caucasian volunteers	Planned

Phase 2
C201 RAPIDe-1	PHVS416 on-demand	Phase 2, randomized, double blind, placebo-controlled, dose ranging study to assess safety and efficacy	Completed
C303 RAPIDe-2	PHVS416 on-demand open-label extension	Phase II/III, Extension Study to evaluate the safety of long-term on-demand treatment with PHA-022121 for acute HAE attacks	Ongoing
C301 CHAPTER-1	PHVS416 prophylaxis	Phase 2, randomized, double blind, placebo-controlled, dose ranging study to assess safety and efficacy	Ongoing
C306 RAPIDe-3	PHVS416 on demand	Phase III, randomized, placebo-controlled study to evaluate the efficacy of PHVS416 compared with placebo as on demand treatment for achieving symptom relief of hereditary angioedema (HAE) attacks	Planned

PHA121-C001 (SAD and BK challenge / SAD-POM)

Deucrictibant-C001 was a randomized, double-blind, placebo-controlled, single ascending dose and proof-of-mechanism study to examine the safety, tolerability, PK and PD of orally administered deucrictibant in healthy subjects. A total of 52 subjects received single ascending oral doses of deucrictibant up to 22 mg. The 16 remaining subjects received placebo. No adverse event, or AE, was reported as serious, no premature withdrawals due to AEs occurred and no severe AEs were reported. In addition, no clinically relevant fluctuations of blood pressure and no orthostatic hypotension linked to deucrictibant groups occurred. The overall incidence of AEs was similar between the placebo and deucrictibant. Treatment-related AEs were reported for three subjects who received deucrictibant (12 or 22 mg), all within the gastrointestinal system and of mild severity: upper abdominal pain, vomiting, and nausea. There were no apparent trends or dose-related changes in hematology, clinical chemistry, vital signs, or ECG.

Pharmacokinetics Analysis

Dose proportional PK was observed after single oral administration under fasting condition of deucrictibant in the dose range of 1 mg to 22 mg for Cmax, AUClast and AUCinf. Median tmax in the dose range of 1 mg to 22 mg was between 0.50 hour and 1.00 hour, with comparable ranges of individual values (ranging between 0.25 hour and 1.02 hours). Less than 1% of the dose was excreted unchanged in urine within 72 hours after administration.

Dose (mg)	Cmax (ng/mL)	C0.25h (ng/mL)	C12h (ng/mL)	Tmax (h)	t1/2 (h)
1	11	6	0.5	0.5	3.5
2	20	13	0.8	0.75	4.3
4.5	33	13	1.9	1.0	4.4
12	97	60	5.6	0.5	4.3
22	213	143	8.3	0.75	5.6
22 (high calorie, high-fat meal)	145	48	19.6	3.0	5.3

In this study, a high-calorie, high-fat (HCHF) meal reduced peak exposure and slightly increased overall exposure of deucrictibant: after a 22 mg dose, the mean Cmax of deucrictibant was lower (~32%) while AUCinf was higher (~ 42%) when deucrictibant was administered after a high calorie, high-fat breakfast (fed conditions) compared to administration under fasted conditions. While the median Tmax of deucrictibant was delayed by approximately two hours after administration under fed conditions, the plasma concentration for deucrictibant still reached the projected therapeutic levels (EC85, as determined in the bradykinin challenge described below) within 15 minutes. As shown in the table, the concentration of deucrictibant twelve hours post-dosing at 12 mg or 22 mg remained above projected therapeutic levels under both fed and fasted conditions.

Bradykinin Challenge Study

In addition, we also evaluated the PD of deucrictibant in a bradykinin challenge model, which was designed to demonstrate deucrictibant-mediated inhibition of the drop in blood pressure and increase in heart rate resulting from injection of a bradykinin bolus in healthy subjects. The bradykinin challenge is administered at specific intervals after the deucrictibant or placebo dose, and the inhibition of bradykinin-induced hemodynamic effects is a validated surrogate assessment that was used to select the dose in the original development program for icatibant, as reviewed by FDA and EMA. The clinical dose of icatibant established with the bradykinin challenge has demonstrated successful resolution of HAE attacks in randomized clinical trials and over 10 years of data post- approval.

In the bradykinin challenge, we assessed the inhibition of bradykinin effects at single doses of 12 and 22 mg deucrictibant. Bradykinin was injected intravenously before deucrictibant to calibrate each subject’s response, and then at 1, 4, 8, 12 and 24 hours after dosing with deucrictibant. We monitored cardiovascular responses at each time point (see figure above). At the same time, blood samples were drawn for PK assessment. Bradykinin injection induced a short-term change in mean arterial blood pressure, or MABP, heart rate, or HR, and cardiac output. In the presence of deucrictibant, this cardiovascular response was dampened to an extent depending on the concentration of deucrictibant.

We conducted a PK/PD analysis using the same approach as used by FDA in their evaluation of icatibant. The composite EC50 and EC85 values estimated from the combination of each PD response associated with the BK challenge are provided in the table below. Deucrictibant demonstrated higher PD potency based on plasma concentrations (roughly four-fold) than icatibant relative to published data for icatibant. Adjusting for the differences between molecular weight and plasma protein binding, we found that deucrictibant is 24-fold more potent (170 pM) in the bradykinin challenge than icatibant (4.1 nM) on a molecule-by-molecule basis, consistent with our preclinical in vitro measurements.

Composite average	deucrictibant	icatibant
EC50 (ng/mL)	2.4	9.5
EC85 (ng/mL)	13.8	53.8

EC50: concentration at which compound induces a response half of its maximum possible response; EC85: concentration at which a compound induces 85% of its maximum response.

The data also allowed us to compare the projected therapeutic performance of deucrictibant with that of the icatibant study. However, we have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical trial but have compared the published data for icatibant to data from our Phase 1 and Phase 2 clinical trial of deucrictibant. While we believe this comparison to icatibant to be useful and appropriate, the value of this and other comparisons to icatibant in this Annual Report may be limited because they are not derived from a head-to-head trial and they are from trials that were conducted under different protocols at different sites and at different times. Without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved. Clinical trials have shown for icatibant that the therapeutic response to an acute HAE attack wanes approximately 6 hours after dosing, coinciding with the drop in icatibant concentration below therapeutic levels due to the short half-life (1.4 hours) of the drug. More precisely, it was shown that icatibant plasma concentrations with a 75% probability to be above EC50 and a 50% probability to be above EC85 correlate with therapeutic efficacy.

Applying these criteria as exposure targets for deucrictibant leads us to project that due to deucrictibant’s longer half-life, we believe deucrictibant will stay above these therapeutic targets for much longer than icatibant. The 12 mg dose of deucrictibant showed rapid absorption and then stayed above EC50 for 10-12 hours and above the EC85 for 7 hours, suggesting that this dose may be at least as effective as a 30 mg s.c. injection of icatibant. A 30 mg s.c. icatibant dose has been documented to effectively treat 93% of acute HAE attacks (Icatibant Outcome Survey, or IOS, study reference).

The table below compares 30 mg of icatibant to 12 mg and 22 mg of deucrictibant based on BK-challenge modeling and simulation.

Response	icatibant 30 mg	deucrictibant 12 mg (oral)	deucrictibant 22 mg (oral)
	Time (h) plasma level above EC50 at a 75% confidence level
Diastolic blood pressure (DBP)	6.0	11.5	14
MABP	6.0	12	15.5
Heart rate	6.5	10	13
	Time (h) plasma level above EC85 at a 50% confidence level
DBP	5.5	7.5	10
MABP	5.5	7.0	10
Heart rate	5.5	6.5	9.5

The chart below shows the simulation of PK and PD resulting from single (left) or double (right) doses of icatibant as compared to single doses of deucrictibant at 12 mg (left) or 22 mg (right), using a non-linear mixed-effect model built from published data of icatibant and our bradykinin challenge study. As shown in the bottom row, the modeled PD effect of deucrictibant surpasses that of icatibant at less than half the dose, and equals two 30 mg injections of icatibant with a single oral dose of 22 mg. As demonstrated in a post-commercialization observational study (IOS study reference), a single dose of icatibant was shown to treat 93% of attacks and two doses treated 99% of over 5,000 attacks in the 10 years survey.

In conclusion, deucrictibant was well tolerated when administered orally at the doses tested without any dose- limiting toxicity. Deucrictibant was rapidly absorbed in either fasting or fed conditions and showed dose proportional PK for deucrictibant. The BK challenge demonstrated that deucrictibant potently blocks the effects of bradykinin-induced hemodynamic changes and provided the robust rationale for dose selection in future on-demand and prophylactic HAE trials.

PHA121-C002 (SAD extension)

PHA121-C002 was a randomized, double-blind, placebo-controlled, single ascending dose extension trial designed to examine the safety, tolerability, and PK of single ascending oral doses of 22, 33, and 50 mg of deucrictibant after a standard caloric meal and 40 mg in fasting conditions. A total of 32 subjects received either deucrictibant, with respect to 24 subjects, or placebo, with respect to 8 subjects.

The trial results showed that deucrictibant was well tolerated at doses up to 40 mg under fasting and 50 mg under fed conditions. There were no SAEs reported. Treatment-related AEs that were reported as possibly related to deucrictibant were mild nausea (22 mg) (one subject), mild headache (50 mg) (one subject), and moderate headache associated with vomiting (50 mg) (one subject). There were no clinically significant changes in vital signs, laboratory or ECG parameters.

Over the investigated dose range from 22 to 50 mg (factor 2.27 increase) after a standardized breakfast, deucrictibant showed dose-proportional PK with a 2.4-fold increase for mean Cmax and AUC0-24h. Administration of deucrictibant after a standardized breakfast resulted in 40-50% decrease in Cmax without a change in AUCinf as compared to administration under fasting conditions. As a result, C12h and C24h plasma concentration for deucrictibant were higher under fed conditions. These observations support the potential use of this formulation for initial studies in a prophylactic setting by dosing with food.

	22 mg of deucrictibant	22 mg of deucrictibant	22 mg of deucrictibant
	Fasted	HCHF	Standard Meal
C12h, ng/mL	8.3	19.6	17.3
C24h, ng/mL	1.1	5.4	2.5
Cmax, ng/mL	213	145	115
AUC0-24h, ng.h/mL	671	966	750
tmax, h	0.25-1.02	2.00-3.00	0.50-4.00
t1/2, h	5.6	5.3	4.3

PHA121-C004 (DDI-CYP3A4 inhibitor, itraconazole, interaction)

Cytochrome P450 3A4 (CYP3A4) plays an important role in the metabolism of deucrictibant. Deucrictibant-C004 was designed as an open-label, single sequence crossover drug-drug interaction trial to evaluate the effect of multiple doses of itraconazole, a potent CYP3A4 inhibitor, at steady-state on the PK of a single dose of deucrictibant in healthy subjects. The primary objective of this study was to determine the effect of multiple doses of the strong CYP3A4 inhibitor itraconazole on the PK of deucrictibant in healthy adult subjects. The secondary objective of this study was to evaluate the safety and tolerability of deucrictibant alone and in combination with multiple doses of the CYP3A4 inhibitor itraconazole in healthy adult subjects. The study has been completed in 13 subjects and deucrictibant was well tolerated with no drug-related adverse events reported. Preliminary analyses show that the exposure of deucrictibant increased when co-administered with itraconazole, as expected from in vitro data showing that deucrictibant is a substrate of CYP3A4. Other potential drug-drug interactions will be further assessed by the deucrictibant-C005 cocktail interaction study and in in vitro assays recommended by FDA guidance.

PHA121-C006 (MAD)

PHA121-C006 was a randomized, double-blind, placebo-controlled, multiple ascending dose trial to examine the safety, tolerability and PK of deucrictibant in healthy subjects, which demonstrated deucrictibant’s pharmacokinetics and tolerability. The trial included 38 subjects and four cohorts, ranging from 12 to 50 mg, of healthy subjects who were studied sequentially. Within each cohort, eight subjects received deucrictibant and two subjects received placebo, except for the final cohort with six subjects receiving deucrictibant and two subjects receiving placebo. The trial evaluated multiple ascending doses of twice daily for 10 days to establish safety and tolerability and to assess the PK characteristics of deucrictibant after standard caloric meals. Deucrictibant was supplied as an oral solution.

The study showed deucrictibant was well tolerated at all doses studied (including up to the highest dose of 50 mg twice daily (BID)), with approximately dose-proportional exposure. During the study, there have been no SAEs or severe treatment-emergent adverse events, or TEAEs, reported. All reported TEAEs were mild in intensity and resolved completely. There were no clear differences between the different dosing regimens vs. placebo with respect to the total TEAEs and the frequency of TEAEs reported for the different system organ classes. Lab safety, vital signs, and ECG parameters remained well within normal limits in all subjects. The pharmacokinetic profile suggests that therapeutic drug levels of deucrictibant were achieved in day 1 and steady-state plasma concentrations were reached within 72 hours.

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
The pharmacokinetic profile observed for PHVS416 confirmed that the softgel capsule formulation under fasting conditions achieved rapid exposure of the deucrictibant active ingredient consistent with previous pharmacokinetic studies using deucrictibant in a solution formulation, rising above clinically relevant exposure (in particular, the EC85 determined from the bradykinin challenge, 13.8 ng/mL) within 15 minutes. A single dose of PHVS719 (40 mg) under fasted conditions yielded exposure above 13.8 ng/mL by the two-hour timepoint and maintained this exposure for at least an additional 28 hours. The overall exposure was not affected by food. The 24-hour area under the curve (AUC24h) exposure of deucrictibant using PHVS719 (40 mg) is similar to that observed in Phase 1 studies with PHVS416 softgel capsules dosed 20 mg twice a day with food (one of the doses used in the CHAPTER-1 prophylactic proof-of-concept study).

The observed pharmacokinetic profile of PHVS719 is consistent with a true extended-release formulation designed to provide long-term exposure to deucrictibant. In particular, PHVS719 appears to be suitable for once-daily dosing.

PHA121-C201 (RAPIDe-1 On-Demand)

The availability of an immediate-release softgel capsule formulation, PHVS416, provides a good pharmacokinetic profile for on-demand treatment: rapid oral absorption independent of fed status resulting in almost immediate onset of action with longer expected duration of efficacy than subcutaneous injections of icatibant. We have observed in nonclinical animal studies that the PHVS416 softgel capsule provides similar pharmacokinetic profile as the solution formulation we used in Phase 1 trials and have now seen this also in humans from the C010 Phase 1 study.

In December 2022, we announced positive top-line data from RAPIDe-1, a Phase 2, double-blind, placebo-controlled, randomized, crossover, dose-ranging study of PHVS416 softgel capsule for the acute treatment of HAE type 1 and type 2 (HAE-1/2) attacks. The study, initiated in February 2021, enrolled 74 patients across 13 countries who were randomized into one of three single dose levels of PHVS416 and placebo. The study compared symptom relief during HAE attacks and the safety of each dose of PHVS416 with placebo. In Part I of the study, participants in a non-attack state received the assigned single dose of PHVS416 at the study center to assess its pharmacokinetics and safety. In Part II, participants self-administered blinded study drug at home to treat three physician-confirmed HAE attacks with PHVS416 or placebo.

The primary endpoint of the study is the change of a three-symptom composite (skin pain, skin swelling, abdominal pain) visual analogue scale (VAS-3) score from pre-treatment to four hours post-treatment, as captured electronically using numerically assisted input. The top-line data from 147 attacks collected by 62 participants show that all three dose levels of PHVS416 significantly reduce attack symptoms. Composite and individual VAS-3, mean symptom complex severity, or MSCS, and treatment outcome score, or TOS, were assessed up to 48-hours post-dose. All key secondary endpoints in the study were met, demonstrating that PHVS416 significantly shortens the time to onset of symptom relief by a ≥30% reduction in VAS-3 score from the pre-treatment score, decreases time to a ≥50% reduction in VAS-3 score from the pre-treatment score, reduces time to almost complete or complete symptom relief by VAS-3, reduces the MSCS score from pre-treatment to four hours post-treatment, and improves the TOS at four hours post-treatment. All other secondary endpoints were met. Participants on PHVS416 also used substantially less rescue medication compared to placebo.

PHVS416 was generally well tolerated with no treatment-related serious adverse events and no adverse events leading to treatment discontinuation. In the non-attack phase, two treatment-related adverse events were experienced by two patients; in the attack treatment phase, three treatment-related adverse events were reported for one attack treated with PHVS416 30mg (2.8%) and one treatment-related adverse event was reported for one attack treated with placebo (1.9%).

Future Development Path

We intend to develop deucrictibant for on-demand and prophylactic indications in parallel using two different product formulations, with clinical trials in the on-demand setting commencing first in order to provide critical data for further development for the prophylaxis indication.

On-Demand

The availability of an immediate-release softgel capsule formulation, PHVS416, provides a good pharmacokinetic profile for on-demand treatment: rapid oral absorption independent of fed status resulting in almost immediate onset of action with longer expected duration of efficacy than subcutaneous injections of icatibant. We have observed in nonclinical animal studies that the PHVS416 softgel capsule provides the same pharmacokinetic profile as the solution formulation we used in Phase 1 trials and have now seen this also in humans from the C010 Phase 1 study and in patients from the C201 Phase 2 study.

Based on the positive results of the primary analysis of RAPIDe-1, we are actively planning a confirmatory global Phase 3 trial of PHVS416 in acute treatment of HAE attacks.

Prophylaxis Trials

Currently there is no bradykinin B2-receptor antagonist available for HAE prophylaxis. Icatibant has a very short half-life and would require multiple injections each day, making it generally unsuitable for prophylactic use, especially with injection site pain reported for most patients.

Unlike on-demand use, prophylaxis requires maintenance of drug concentration over long periods of time – rapid absorption is unnecessary. In order to project a potential dose for use in prophylactic trials using our projected dose from the bradykinin challenge model (an acute treatment model), we relied on a similar acute-to-prophylactic extrapolation utilized for products in the plasma kallikrein mechanism. Ecallantide is a polypeptide inhibitor of plasma kallikrein used for treatment of attacks. Similar to icatibant, the short half-life of ecallantide makes it generally unsuitable for use in prophylaxis.

Lanadelumab-flyo is a monoclonal antibody with the same target as ecallantide but with higher potency and longer half-life. Lanadelumab-flyo is used for prevention of attacks. Clinical trials and published literature correlate the steady-state concentrations of lanadelumab-flyo (relative to its EC50) to the observed prophylactic control of attacks. Based on the observed potency of deucrictibant in the bradykinin challenge, we believe we can utilize a similar concentration-above-EC50 approach to predict the required exposure of deucrictibant to control attacks prophylactically.

We believe we can achieve the concentrations desired for prophylactic activity with twice-daily dosing of the PHVS416 softgel capsules. Therefore, in addition to the RAPIDe-1 on-demand trial, we are also planning clinical trials of PHVS416 to evaluate the effectiveness and safety profile for prophylaxis with bradykinin- B2-receptor-inhibition. These include an evaluation of patients randomized to placebo or active doses for a treatment period with the primary objective to assess the efficacy and safety profile of PHVS416 dose regimens for prophylactic treatments in HAE patients.

We also intend to conduct a registration-directed randomized, placebo-controlled evaluation in HAE prophylaxis to provide the key efficacy and safety evaluation of prophylactic treatment. We anticipate that PHVS719, as described below, will be included in this pivotal trial, with doses selected based on the PK performance of PHVS719 in Phase 1 trials. We also expect that the data from RAPIDe-1 and CHAPTER-1 will support the final dose selection for the prophylactic trials. Additional trials may be required by the FDA, EMA or other regulators even if we receive positive data from RAPIDe-1.

In order to provide a differentiated product featuring more consistent exposure of deucrictibant for the prophylactic setting, we are developing an extended-release, or XR, formulation (PHVS719) that will feature continuous slow release maintaining deucrictibant concentrations above the levels we predict to provide protection against attacks. Deucrictibant has demonstrated properties favorable to the development of XR formulations, and we initiated human pharmacokinetics trials with PHVS719 in 2021 to enable use of this product candidate in the pivotal prophylactic trial. With the results of the C010 study, which were described above, we believe we have identified an extended-release formulation that enables once-daily dosing in a prophylactic setting.

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

As of March 1, 2023, we own two U.S. patents and 50 national patents, including in Australia, India, Indonesia, Japan, Mexico, South Korea, France, Germany, Italy, Netherlands, Spain and United Kingdom, that expire on November 23, 2038, and 48 pending patent applications worldwide, including two pending U.S. applications, one pending U.S. continuation application, 45 pending non-U.S. applications, including applications in Europe and Japan, and three pending PCT applications. The U.S. and national patents and 41 of our pending patent applications contain composition-of-matter claims to the deucrictibant small molecule and derivatives thereof; deucrictibant is the active pharmaceutical ingredient (API) in, and therefore extends our patent applications to, our PHVS416 and PHVS719 product candidates. Each such patent application can generally be categorized into one of three patent families: (1) those relating to the novel bradykinin-B2-receptor antagonists, (2) those relating to the cyclic bradykinin-B2-receptor antagonists, and (3) those relating to the new cyclic bradykinin-B2-receptor antagonists. One pending PCT application contains claims directed to the use of deucrictibant in on- demand treatment of HAE and in prophylaxis for HAE, and accordingly extends the patent applications to methods of use of the PHVS416 and PHVS719 product candidates. A second pending PCT application contains claims directed to the formulation of our PHVS416 product candidate, and another one contains claims directed to the crystal form of the API. Three pending EP applications are directly or indirectly directed to the formulation of our PHVS719 product candidate and its use in chronic or prophylactic treatment of HAE. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patent applications, if granted, will not expire until November 24, 2038. We also rely upon trade secrets that may be important to the development of our business. Trade secrets are difficult to protect and provide us with only limited protection. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any patents that may be issued in the future.

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

Any such patent term extension can be for no more than five years, only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval and only those claims covering the approved drug, a method for using it or a method for manufacturing, it may be extended. We may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. In the future, if and when our product candidates receive approval from the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents we may obtain in the future covering deucrictibant, depending upon the length of the clinical trials for each product and other factors.

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

License Agreement

On March 31, 2016, we entered into a license agreement (the "AnalytiCon License"), and a research agreement with AnalytiCon to collaborate for the development of an orally available bradykinin B2 receptor antagonist. Pursuant to the AnalytiCon License, we acquired a worldwide, exclusive license from AnalytiCon to use (i) a certain proprietary substance class of bradykinin B2 receptor antagonists with the potential of oral activity ("OB2RA"), and (ii) any derivatives, improvements, analogs, isomers, metabolites, or conjugates therefrom (together, the "OB2RA Class"), in each case, for the purpose of developing, manufacturing and marketing compounds on a global basis from the OB2RA Class for the treatment of, among others, hereditary angioedema. Certain rights associated with deucrictibant, PHVS416 and PHVS719 are subject to the AnalytiCon License. In consideration for the license, we paid AnalytiCon a non-refundable up-front payment of €250,000.

Under the AnalytiCon License, we are required to pay AnalytiCon one-time payments in an aggregate amount of up to €11.4 million upon the achievement of certain development, regulatory, and sales milestones. To date, we have paid AnalytiCon an aggregate amount of €1,150,000 (€250,000 up-front plus €900,000 in milestone payments). Under the AnalytiCon License, up to €10.5 million in aggregate potential milestone payments remain outstanding. In addition, we will be required to pay AnalytiCon low to medium single-digit tiered royalties on direct or indirect net sales of licensed products. The royalties that we are required to pay AnalytiCon under this agreement may be reduced on a country-by-country and product-by-product basis if sales of a generic version of a product account for 1% or more of the relevant market.

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

Manufacturing and Supply

We currently have two contract CDMOs for the production of deucrictibant API. A robust and scalable synthetic route has been established. All raw materials can be purchased from multiple suppliers. We also collaborate with a leading CDMO for the manufacturing of the on-demand treatment product PHVS416. Another well-established CDMO produces the prophylactic treatment product PHVS719. The two CDMOs that manufacture both PHVS416 and PHVS719 are responsible for packaging and worldwide distribution of other commercial drug products.

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
•
Kallikrein Inhibitors: KALBITOR (ecallantide) is a specific recombinant plasma kallikrein inhibitor that is dosed subcutaneously by healthcare providers in the U.S. to treat acute HAE attacks. TAKHZYRO (lanadelumab-flyo) is a monoclonal antibody approved in the U.S. and a growing number of countries for prophylaxis of HAE attacks and can be self-administered as a subcutaneous injection. ORLADEYO (berotralstat) is a kallikrein inhibitor that was approved in the U.S. in the fourth quarter of 2020 and is dosed orally once daily for the prevention of HAE attacks.
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

We are also aware of a number of HAE therapies in clinical development. Currently, there is one orally delivered plasma kallikrein inhibitor being developed clinically: Kalvista’s sebetralstat (KVD900) for acute treatment. In prophylaxis, CSL is developing garadacimab, an anti-factor XIIa mAb for prophylactic treatment, which is delivered subcutaneously or intravenously, and Ionis is developing donidalorsen, an antisense oligonucleotide inhibitor of prekallikrein for prophylactic treatment, which is delivered subcutaneously. Earlier stage products in development are STAR-0215 from Astria, a long-lived monoclonal antibody inhibitor of plasma kallikrein dosed subcutaneously, and two gene therapies – NTLA-2002 from Intellia, using CRISPR technology to knock out the gene for kallikrein, and BMN331 from Biomarin using AAV gene therapy technology to deliver C1-INH protein.

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

Prior to initiating clinical trials, a request for clinical trial authorization (national Competent Authorities in the European Union) or an IND application in the United States must be submitted to the relevant Competent Authorities. These submissions must be supported by an investigational medicinal product dossier or equivalent as detailed in applicable regulations and guidance documents from the Competent Authorities. Extensive information about the proposed clinical studies, as well as the results of the nonclinical tests, together with manufacturing information and analytical data, are included in these submissions. In the United States, a 30-day waiting period after the submission of an IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

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

United States

U.S. Food and Drug Administration

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FFDCA, and implementing regulations. These laws, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-marketing monitoring and reporting, sampling, and import and export of drug products. The process of obtaining regulatory approvals and the subsequent compliance with the many statutory and regulatory provisions require the expenditure of substantial time and financial resources. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending regulatory applications, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

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

The results of drug candidate development, nonclinical testing, clinical trials and proposed labeling are submitted to the FDA as part of the NDA. An NDA must include all information regarding and data from pertinent nonclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the drug’s chemistry, manufacturing and controls. The FDA will accept, as support for an IND or NDA a well-designed, well-conducted, non-IND foreign clinical trial if it was conducted in accordance with GCP and the FDA is able to validate the data from the trial through an on-site inspection, if necessary. Regulatory applications based solely on foreign clinical data meeting these criteria may be approved if the foreign data are applicable to the U.S. population and U.S. medical practice, the trials have been performed by clinical investigators of recognized competence, and the data may be considered valid without the need for an on-site inspection by FDA or, if FDA considers such an inspection to be necessary, FDA is able to validate the data through an on-site inspection or other appropriate means. Failure of an application to meet any of these criteria may result in the application not being approvable based on the foreign data alone. To support marketing approval and authorization, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug to the FDA’s satisfaction.

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee payment to the FDA, and the manufacturer and/or sponsor under an approved NDA are also subject to certain annual program user fees. The FDA typically increases these fees annually.

The FDA has 60 days from its receipt of an NDA to determine whether it will accept the application for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA must be resubmitted with the additional information and the resubmitted application also is subject to review before the FDA accepts it for filing. Once the FDA accepts the filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to standard review NDAs within ten months from the 60-day filing date. The review process may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. This late- submitted information is typically requested by the FDA.

The FDA may also refer applications for novel drugs or product candidates that present difficult questions of safety or efficacy, to an FDA Advisory Committee. An Advisory Committee is an outside panel that typically includes clinicians and other experts in the field that will review and evaluate the questions posed by the FDA, and provide recommendations, sometimes including whether the FDA should approve the application. The FDA is not bound by the recommendation of an Advisory Committee, but it generally follows such recommendations.

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

Expedited Approval in the U.S.

The FDA has a number of programs that are intended to facilitate and expedite development and review of new drugs to address unmet medical need in the treatment of a serious or life-threatening condition. These are: Fast Track Designation, Breakthrough Therapy Designation, Accelerated Approval and Priority Review Designation.

Fast Track Designation can be requested early in the development process, if evidence of activity in a nonclinical model, a mechanistic rationale or pharmacologic data demonstrates the potential to address an unmet medical need. In the later stages of development, available clinical data should demonstrate the potential to address an unmet medical need. Fast Track Designation provides opportunities for applicants to have frequent interactions with the relevant FDA review teams. In addition, a fast-track product can be eligible for priority review if supported by clinical data at the time of NDA submission. If the FDA determines that a fast track product may be effective after preliminary evaluation of the NDA, it may consider reviewing portions of a marketing application before the sponsor submits the complete application. Fast Track Designation can be requested after the IND is first submitted but before receiving approval of the NDA. As a practical matter, the FDA should ordinarily receive a Fast Track Designation request no later than the sponsor’s pre-NDA meeting with the agency because many of the features of Fast Track Designation will not apply after that time. The FDA will respond to Fast Track Designation requests within 60 calendar days of receipt of the request.

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

A priority review designation is intended to direct overall attention and resources to the evaluation of an application for a drug that treats, prevents or is used in the diagnosis of a serious condition and if approved would provide a significant improvement in safety or effectiveness. Eligibility for priority review is determined by the FDA at the time of an NDA or efficacy supplement filing. Where an application receives a priority review designation, the FDA’s goal is to take action on the marketing application within six months from the 60-day filing date (as compared to within 10 months under standard review). The FDA determines whether an application qualifies for priority review (versus standard review) for every application it reviews, not just when priority review is requested by the applicant. However, an applicant may expressly request priority review. The FDA will inform the applicant in writing of a priority review designation by day 60 of the review.

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

In addition, drug products manufactured or distributed pursuant to the FDA approvals, are subject to additional and continuing regulation by the FDA, including, among other things:

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

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, sales, marketing and scientific/educational grant programs are subject to anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy provisions of HIPAA, transparency reporting laws, and similar state laws, each as amended. Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to these broadly applicable healthcare laws and regulations that may constrain our business and/or financial arrangements.

The applicable federal and state healthcare laws and regulations, include, without limitation, the following:

•
The Federal Anti-Kickback Statute – An intent-based federal criminal statute that prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, recommendation, or arranging of, any item or service for which payment may be made, in whole or in part, by a federal health care program such as Medicare or Medicaid. The term “remuneration” has been interpreted broadly to include anything of value. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act ("the PPACA"), among other things, amended the intent requirement of the federal Anti-Kickback Statute to clarify that a person or entity need not have actual knowledge of this statute or specific intent to violate it. The Anti-Kickback Statute applies to arrangements between pharmaceutical manufacturers on the one hand and individuals, such as prescribers, patients, purchasers, and formulary managers on the other hand, including, for example, consulting/speaking arrangements, discount and rebate offers, grants, charitable contributions, and patient support offerings, among others. A conviction for violation of the

Anti-Kickback Statute can result in criminal fines and/or imprisonment and requires mandatory exclusion from participation in federal health care programs. Exclusion may also be imposed if the government determines that an entity has committed acts that are prohibited by the Anti-Kickback Statute. Although there are a number of statutory exceptions and regulatory safe harbors to the federal Anti-Kickback Statute that protect certain common industry activities from prosecution, the exceptions and safe harbors are drawn narrowly and arrangements may be subject to scrutiny or penalty if they do not fully satisfy all elements of an available exception of safe harbor. The Anti-Kickback Statute safe harbors are the subject of possible regulatory reforms. Any changes to the safe harbors may impact our future contractual and other arrangements with pharmacy benefit managers, group purchasing organizations, third-party payors, wholesalers and distributors, healthcare providers and prescribers, and other entities, as well as our future pricing strategies.
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
•
Criminal Health Care Fraud Statute—Enacted as part of the HIPAA, makes it a crime to knowingly and willfully execute, or attempt to execute, a scheme or artifice to defraud any health care benefit program or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services.
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
•
HIPAA Health Information Privacy and Security—HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH"), imposes privacy, security, and breach reporting obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouse as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including, among other requirements, mandatory contractual terms and technical safeguards to protect the privacy, security and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.
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

During his tenure, President Trump also signed several Executive Orders, directives, and legislation affecting certain provisions of the PPACA. For example, effective January 1, 2019, the Bipartisan Budget Act of 2018, or the BBA, among other things, further amended portions of the Social Security Act implemented as part of the PPACA to increase from 50% to 70% the point-of-sale discount that pharmaceutical manufacturers who participate in the Medicare Part D Coverage Gap Discount Program must provide to eligible Medicare Part D beneficiaries during the coverage gap phase of the Part D benefit, commonly referred to as the “donut hole,” and to reduce standard beneficiary cost sharing in the coverage gap from 30% to 25% in most Medicare Part D plans. Additionally, on December 20, 2019, President Trump signed appropriations legislation for fiscal year 2020 that repealed the PPACA’s so-called “Cadillac” tax on certain high-cost employer-sponsored health insurance plans, for tax years beginning after December 31, 2019; the annual fee imposed on certain health insurance providers, for calendar years beginning after December 31, 2020; and the medical device excise tax on non-exempt medical devices, for sales after December 31, 2019. While the Biden administration has repealed or rolled-back certain of the actions taken by the Trump administration, in the future, there may be additional challenges and/or amendments to the PPACA. It remains to be seen precisely what any new legislation will provide, when or if it will be enacted, and what impact it will have on the availability and cost of healthcare items and services, including drug products.

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

Further, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products in the United States. Congress is considering various legislative proposals to further increase transparency around prices and price increases, lower out-of-pocket costs for consumers, and decrease spending on prescription drugs by government programs. On September 13, 2020, President Trump issued an executive order directing the Secretary of Health and Human Services to pursue implementation of two new payment models under which Medicare would test whether paying no more than the “most-favored-nation” price for certain included drugs and biological products covered under Part B and Part D, respectively, would mitigate poor clinical outcomes and increased Medicare expenditures associated with high drug costs. If this executive order is implemented, the “most-favored-nation” price would generally reflect the lowest price, after certain adjustments, for a pharmaceutical product sold in an economically comparable member country of the Organisation for Economic Co-operation and Development. On December 28, 2020, the U.S. District Court for the Northern District of California issued a preliminary injunction halting implementation of the executive order nationwide pending completion of the notice and comment process, and on August 10, 2021, the CMS published a proposed rule that would rescind the “most-favored nation” pricing model for Medicare Part B drugs. However, the U.S. Congress continues to conduct inquiries into the prescription drug industry’s pricing practices, and at the state level in the United States, legislatures are also increasingly passing legislation and states are implementing regulations designed to control spending on, and patient out of pocket costs for, drug products. Recently, on August 16, 2022, President Biden signed into law the IRA, which included several measures intended to lower the cost of prescription drugs and limit out-of-pocket spending, including by requiring drug manufacturers to pay rebates to Medicare if they increase prices faster than inflation for drugs used by Medicare beneficiaries. We cannot be certain what impact, if any, such changes will have on the profitability of any of our drug candidates, if approved for commercial use in the future.

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

Further, HIPAA, as amended by the HITECH, and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity.

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

A marketing authorization that has been granted in the European Union may be suspended or withdrawn if ongoing regulatory requirements are not met or if safety problems are identified. Among other things, marketing authorization holders are required to have risk management plans that use risk minimization strategies beyond product labeling to ensure that the benefits of certain prescription drugs outweigh their risks.

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

Regulatory Data Protection and Market Exclusivity

In the European Union, all new active substances approved on the basis of a complete independent data package benefit from an 8+2+1 -year data/market exclusivity regime. This regime consists of (i) a regulatory data protection period and market exclusivity period of eight years, (ii) a market exclusivity period of an additional two years after the eight-year period and (iii) an extended market exclusivity period of one year after the 10-year period if, during the first eight years of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the nonclinical and clinical data of the original innovator beginning eight years after notification of the grant of the approval in the European Union, but the third party may market a generic version after only 10 or, where applicable, 11 years have lapsed from the notification of the grant of the approval.

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

The following diagram illustrates our corporate structure:

D.
Property, plants and equipment

We have offices in Leiden, The Netherlands, Lexington, Massachusetts (United States) and Zug, Switzerland. Our office space in Leiden measuring approximately 290 square meters is rented through November 30, 2025; our offices in Massachusetts measuring approximately 475 square meters is rented through May 31, 2024 and our office space in Zug measuring approximately 58 square meters is rented on a monthly basis.

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

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, deucrictibant, is a novel, small-molecule bradykinin B2-receptor antagonist for the treatment of hereditary angioedema, or HAE. Bradykinin-B2-receptor inhibition is a clinically validated mechanism for the treatment of HAE, as demonstrated by icatibant, which is a bradykinin B2-receptor antagonist approved in Europe in 2008 and in the United States in 2011 (as FIRAZYR). We designed deucrictibant to improve upon the therapeutic profile of existing therapies and, through oral delivery, to provide patients with quality of life and convenience that is superior to current standard-of-care HAE treatments, which are injectables. We believe deucrictibant has the potential to provide a safe, effective and convenient option for both acute and prophylactic treatments of HAE, in the form of our PHVS416 on-demand rapid exposure product candidate, and for prophylaxis of HAE, in the form of our PHVS719 small daily dose extended-release product candidate. We believe that our product candidates may address a broader range of angioedema attacks than other available treatments since deucrictibant blocks the actual signal that leads to angioedema (the interaction of bradykinin, or BK, with the bradykinin B2 receptor), rather than an upstream signal. By blocking the action of bradykinin, we can prevent its aberrant signaling regardless of the pathway that generates it. In our completed Phase 1 trials to-date, we have observed that deucrictibant was orally bioavailable and well tolerated at all doses studied, with approximately dose-proportional exposure. We also have successfully demonstrated proof-of-mechanism through a clinical pharmacodynamics, or PD, assessment with the bradykinin challenge, which had been utilized as a validated surrogate assessment for dose selection in the icatibant development program.

We have demonstrated clinical efficacy and tolerability in a Phase 2 study (RAPIDe-1) treating attacks of HAE. The data allowed us to compare the projected therapeutic performance of deucrictibant with that of icatibant, but we do not have data from head-to-head studies. We plan to efficiently progress deucrictibant through clinical development for on-demand and prophylactic use with our on-demand product candidate, PHVS416, and extended-release product candidate, PHVS719, respectively. We commenced our RAPIDe-1 Phase 2 clinical trial of PHVS416 in February 2021 and reported topline Phase 2 data for the acute treatment of patients with HAE attacks in December 2022. We also commenced the CHAPTER-1 Phase 2 clinical trial for prophylaxis in 2021 using twice-daily dosing of the PHVS416 softgel capsules. Our primary objective with this trial is to assess the efficacy and safety profile of PHVS416 dose regimens for prophylactic treatments in HAE patients. We expect to have Phase 2 data from CHAPTER-1 in the second half of 2023. In February 2022, we reported Phase 1 clinical data with PHVS719 demonstrating pharmacokinetics of the extended-release formulation and the potential for once-daily dosing. In healthy volunteers, a single dose of PHVS719 was well tolerated with an extended-release profile supporting once-daily dosing.

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

In addition, the invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and also adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our RAPIDe-1 and CHAPTER-1 studies include a significant number of patients in Germany, Poland, and Bulgaria. A further escalation of the conflict in Ukraine may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Any of the foregoing could impede the execution of our clinical development plans.

Furthermore, In August 2022, the FDA placed a hold on the clinical trials of deucrictibant in the U.S. based on its review of nonclinical data. The FDA requested that Pharvaris conduct an additional long-term rodent toxicology study and update the Investigator’s Brochure. Pharvaris participated in a Type A meeting with the FDA to discuss paths to address the on-demand and prophylactic holds. A protocol for a 26-week rodent toxicology study has been aligned with the FDA and the study has initiated. We expect to submit results for this study to the FDA by the end of 2023. However, we cannot provide any assurance that we will be able to resolve the clinical holds.

A discussion of our financial condition and results of operations for the year ended December 31, 2021 can be found in our annual report on form 20-F, filed with the SEC on March 29, 2022.

Financial operations overview

Revenues

We did not record any revenues during the period covered by the historical financial information included in this Annual Report. We do not expect to recognize any revenues before we are able to commercialize our first product.

Research and development expenses

We are focused on the clinical development of deucrictibant. Since our inception, we have devoted substantially all of our resources to research and development efforts relating to the development of deucrictibant and our product candidates PHVS416 and PHVS719. We expect that we will continue to incur significant research and development expenses as we seek to complete the clinical development of, and achieve regulatory approval for, our product candidates PHVS416 and PHVS719, and in connection with discovery and development of any additional product candidates.

Research and development expenses consist of the following:

•
employee benefits expenses, which includes salaries, pensions, share-based compensation expenses, bonus plans and other related costs for research and development staff;
•
pre-clinical expenses, which include costs of our outsourced discovery, preclinical and nonclinical development studies;
•
clinical expenses, which includes costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CROs assisting with our clinical development programs;
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
•
license costs.

We expect that our total research and development expenses will increase in 2023 as we continue to focus on the development of our product candidates PHVS416 and PHVS719, as well as explore potential expansion programs. We anticipate that research and development expenses will continue to increase as we continue to progress PHVS416 and PHVS719 through clinical development.

There is a risk that any clinical development or product discovery program may not result in commercial approval. To the extent that we fail to obtain approval to commercialize our product candidate in a timely manner, we would need to continue to conduct nonclinical studies or clinical trials over a longer period of time, and we anticipate that our research and development expenses may further increase.

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
•
independent auditors’ and advisers’ fees, including accounting, tax, legal and other consulting services;
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

Share-based compensation expenses

In 2016, we implemented an Equity Incentive Plan, or the Plan, in order to advance the interests of our shareholders by enhancing our ability to attract, retain and motivate persons who are expected to make important contributions to us and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of our shareholders. In order to incentivize our directors and employees, our Board adopted the Pharvaris N.V. 2021 Equity Incentive Plan, or the 2021 Plan, for employees, consultants and directors prior to the completion of our initial public offering. The 2021 Plan became effective upon our conversion from Pharvaris B.V. into Pharvaris N.V., which occurred prior to the consummation of our initial public offering. The 2021 Plan provides for the grant of options, stock appreciation rights, restricted stock, RSUs, performance stock awards, other stock-based awards, performance cash awards and substitute awards.

The fair values of these instruments are recognized as personnel expenses in either research and development and expenses or general and administrative expenses.

The share-based payment expense recorded for the years ended December 31, 2022 and 2021 were €11,349,200 and €8,196,387 respectively.

Comparison of the years ended December 31, 2022 and 2021

A discussion of the financial results for the year ended December 31, 2021 as compared to the year ended December 31, 2020 can be found in the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Financial operations overview—Comparison of the years ended December 31, 2021 and 2020” in our annual report on form 20-F, filed with the SEC on March 29, 2022.

Comparison of the years ended December 31, 2022 and 2021

The following table summarizes our loss for the periods indicated:

	For the year ended
	December 31,
	2022	2021	Change	%
	(in €)
Research and development expenses	(57,375,574)	(35,789,166)	-21,586,408	60%
General and administrative expenses	(29,339,034)	(18,349,460)	-10,989,574	60%
Total operating expenses	(86,714,608)	(54,138,626)	-32,575,982	60%
Finance income - net	11,061,138	11,477,964	-416,826	(4)%
Loss before income tax	(75,653,470)	(42,660,662)	-32,992,808	77%
Income taxes	(679,087)	(70,117)	-608,970	869%
Loss for the period	(76,332,557)	(42,730,779)	-33,601,778	79%

Research and development expenses

	For the year ended
	December 31,
	2022	2021	Change	%
	(in €)
Personnel expenses	(13,334,350)	(7,988,097)	(5,346,253)	67%
Clinical expenses	(27,653,658)	(16,944,557)	(10,709,101)	63%
Nonclinical expenses	(4,853,822)	(3,891,479)	(962,343)	25%
Manufacturing costs	(11,181,355)	(6,325,068)	(4,856,287)	77%
License costs	—	(500,000)	500,000	(100)%
Intellectual property costs	(352,389)	(139,966)	(212,423)	152%
Total research and development expenses	(57,375,574)	(35,789,166)	(21,586,408)	60%

Research and development expenses increased by €21,586,408 in 2022, or 60% from €35,789,166 for the year ended December 31, 2021 to €57,375,574 for the year ended December 31, 2022. The increase in research and development expenses was primarily due to the expansion from the Phase 1 clinical program to our Phase 2 clinical program. The Phase 2 program involves 2 global, placebo-controlled clinical studies with dosing over multiple months. In addition, Open Label Extension studies have been initiated and have been running for the two programs. Manufacturing costs increased mainly due to softgel capsules being manufactured as supplies for Phase 2 as well as the open label extension studies. Furthermore, manufacturing extended-release for Phase 1 clinical studies as well as up-scaling and other activities including packaging and labeling contributed to the increase in costs. In 2022, no license fees were owed to AnalytiCon following a milestone payment of €500,000 paid to AnalytiCon in 2021 upon commencement of Phase 2 development. In personnel expenses, an amount of €4,232,835 for 2022 and €4,107,605 for 2021 is related to our share-based compensation arrangements. The increase in the share-based payments for the year ended December 31, 2022, relates to the new grants awarded in the period after December 31, 2021 up to and including December 31, 2022. The remaining increase in personnel expenses is driven by the growth of our organization and yearly merit adjustments.

General and Administrative Expenses

	For the year ended
	December 31,
	2022	2021	Change	%
	(in €)
Personnel expenses	(13,484,996)	(7,033,913)	(6,451,083)	92%
Consulting fees	(898,435)	(757,233)	(141,202)	19%
Professional fees	(3,972,771)	(2,868,684)	(1,104,087)	38%
Accounting, tax and auditing fees	(1,652,995)	(1,306,714)	(346,281)	27%
Insurance, facilities and office expenses	(6,443,709)	(5,648,763)	(794,946)	14%
Travel expenses	(1,105,961)	(143,582)	(962,379)	670%
Other expenses	(1,780,167)	(590,571)	(1,189,596)	201%
General and administrative expenses	(29,339,034)	(18,349,460)	(10,989,574)	60%

General and administrative expenses increased by €10,989,574, or 60% from €18,349,460 for the year ended December 31, 2021 to €29,339,034 for the year ended December 31, 2022. The increase in general and administrative expenses was mainly driven by the growth of our organization and increasing costs related to our commercial buildout. In the personnel expenses for the year ended December 31, 2022 and 2021 an amount of €7,116,365 and €4,088,782, respectively, was included which related to share-based payments arrangements. The increase in the share-based payments for the year ended December 31, 2022, relates to the new grants awarded in the period after December 31, 2021 up to and including December 31, 2022. The remaining increase in personnel expenses is driven by the growth of our organization and yearly merit adjustments.

Finance income/(expenses) - net

Finance income/(expenses) - net for the year ended December 31, 2022 and 2021 were €11,061,138 and €11,477,964 respectively, a change of €416,826. The amount mainly relates to unrealized foreign exchange income, which is mostly the result of translating the Company’s bank balances held in USD to EUR. The foreign exchange rates developed in favor of the Company in 2022.

Income taxes

The Current period losses for which no deferred tax asset has been recognized, consists of the unrecognized tax effect of losses incurred in Switzerland. Following discussions with the Dutch tax authorities in November 2022, the Company concluded that foreign exchange results should be allocated to the principal Company in Switzerland. As a result, the current losses for Switzerland are partly offset by the allocated foreign exchange results and the utilization of the previously unrecognized carry forward losses of the Dutch fiscal unity that are lower than estimated in the previous year. The Company did not recognize the tax benefit of the losses incurred in previous years.

The Company and its subsidiaries (collectively, "The Group") has tax loss carry-forwards as of December 31, 2022 of approximately €182.3 million (2021: €95.7 million; 2020: €43.3 million), that are available for offsetting against future taxable profits of the Companies in which the losses arose. A new Dutch tax law came into effect on January 1, 2022. Under the new tax law, profits in a given year can be offset against tax loss carry forwards for an unlimited period of time. The amount of the offset will be limited to 50% of taxable income (in excess of €1 million). Under Swiss law, losses can be offset against future income or capital gains for seven years.

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

Share-based Compensation Arrangements

We adopted an equity-settled share-based compensation plan in 2016, pursuant to which certain participants are granted the right to acquire ordinary shares or RSU’s of the Company. This plan has been superseded by the 2021 long term incentive plan. The grants made under these plans are accounted for in accordance with the policy as stated in Note 2.15 to our consolidated financial statements included elsewhere in this Annual Report. The total amount to be expensed is determined by reference to the fair value of the options or restricted stock units granted. The fair value of the options is measured at the date of grant using the Black-Scholes formula.

The use of the Black-Scholes formula requires use of certain assumptions relating to the expected option life, the volatility of stock price, the determination of an appropriate risk-free interest rate and expected dividends.

Prior to the IPO, numerous objective and subjective factors were considered to determine the best estimate of the fair value of the ordinary shares as of each grant date, including:

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

The inputs used in the measurement of the fair value per ordinary share pre-IPO at the grant/ measurement date based upon the total equity value were as follows:

January 1,
2021
Expected volatility (%)	85%
Expected life (years)	5.0
Risk-free interest rate (%)	(0.6)%
Expected dividend yield	—

The input used in the measurement of the fair value per option at each grant/measurements date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	June 1,	April 1,	January 1,	July 1,	June 25,	June 25,	February 4,	January 1,
	2022	2022	2022	2021	2021	2021	2021	2021
					Option 1	Option 2
Number of options	120,000	552,500	70,000	150,000	14,000	88,000	873,000	107,000
Fair value of the options	€11.89	€11.50	€9.08	€10.50	€10.90	€13.73	€11.88	€5.06
Fair value of the ordinary shares	€16.88	€16.42	€12.65	€14.67	€15.46	€15.46	€16.69	€7.25

	June 1,	April 1,	January 1,	July 1,	June 25,	June 25,	February 4,	January 1,
	2022	2022	2022	2021	2021	2021	2021	2021
					Option 1	Option 2
Exercise price	€16.88	€16.42	€12.65	€14.67	€16.74	€2.38	€16.69	€7.25
Expected volatility (%)	80%	80%	85%	85%	85%	85%	85%	85%
Expected life (years)	6.1	6.1	6.1	6.1	6.1	4.6	6.1	6.0
Risk-free interest rate (%)	3.0%	2.6%	1.4%	1.2%	1.2%	(0.5)%	0.8%	(0.6)%
Expected dividend yield	—		—	—	—	—	—	—

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

On June 25, 2021, the grant date fair value was determined for 88,000 stock options granted to a member of key management with an exercise price of €2.38 per share with a final exercise date of February 2, 2030 unless forfeited or exercised on an earlier date. Each month, 1/48 of the options will vest, with final vesting on February 4, 2024.

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

On January 1, 2022, a total of 70,000 stock options were granted to members of the board with an exercise price of $14.39 per share with a final exercise date of December 31, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on December 31, 2022 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

On April 1, 2022, a total of 552,500 stock options were granted of which 465,000 were granted to members of key management and 87,500 were granted to members of the board, with an exercise price of $18.14 per share with a final exercise date of March 31, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on March 31, 2023 and thereafter

1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

On June 1, 2022, a total of 120,000 stock options were granted to a member of key management with an exercise price of $17.98 per share with a final exercise date of May 31, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on May 31, 2023 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

During 2022 and 2021, the Company granted a total of 681,588 and 175,991 RSUs, respectively, to employees with a final vesting date four years later unless forfeited on an earlier date. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates. The expenses are recognized over the service period in the consolidated statements of loss and comprehensive loss.

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

B.
Liquidity and capital resources

Since inception, we have incurred significant operating losses. We incurred losses of €76,332,557 during the year ended December 31, 2022 and €42,730,779 during the year ended December 31, 2021. Since inception, we have not generated any revenues or net cash flows from sales. We will not receive any revenues or net cash flows from sales until we successful develop a product candidate, obtain regulatory approval and successfully commercialize it. There is no assurance that we will be able to do so.

To date, we have relied solely on the issuance of equity securities to finance our operations and internal growth. From inception through December 31, 2022, we have raised the following capital:

•
issuance of 4,850,000 Common shares raising €225,000;
•
issuance of 5,242,850 Series A preferred shares raising €14,899,133 (net of transaction costs);
•
issuance of 3,003,391 Series B-1 preferred shares raising €21,631,526 (net of transaction costs);
•
issuance of 4,646,756 Series B-2 preferred shares raising €34,246,281 (net of transaction costs);
•
issuance of 5,826,279 Series C preferred shares raising €67,183,593 (net of transaction costs);
•
issuance of 9,511,075 ordinary shares raising €146,154,986 (net of transaction costs); and
•
issuance of 588,100 ordinary shares raising €9,237,864 (net of transaction costs).

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

On March 1, 2022, we entered into a sales agreement with SVB Securities LLC, or SVB Securities, pursuant to which we may sell ordinary shares having an aggregate offering price of up to $75 million from time to time through SVB Securities. During 2022, we sold a total of 588,100 ordinary shares in two different transactions under the sales agreement generating total net proceeds of $9,698,504, after deducting $299,954 which was payable to SVB Securities as commission in respect of such sales. Our understanding is that SVB Securities is not impacted by the Silicon Valley Bank ("SVB") receivership proceedings.

As of December 31, 2022 we held cash and cash equivalents of €161,837,429. Of the cash on hand, €65,567 relates to guarantees. We do not expect positive operating cash flows in the foreseeable future and remain dependent on additional financing to fund our research and development expenses, general and administrative expenses and financing costs. We believe that the available cash balances are sufficient to execute our operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of the consolidated statements of loss and comprehensive loss. Accordingly, the consolidated statements of loss and comprehensive loss have been prepared on a going concern basis.

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

•
the duration and impact of the clinical holds on deucrictibant clinical trials in the U.S.;
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
•
the costs and expenditures associated with process optimizations and nonclinical and clinical manufacturing;
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

In addition, while we seek to minimize our exposure to third-party losses of our cash and cash equivalents, we hold our balances in a number of large financial institutions. However, these institutions are subject to risk of failure. For example, in March 2023, the Federal Deposit Insurance Corporation was appointed as receiver for SVB. As of April 5, 2023, none of our cash and cash equivalents are held with SVB. All of our cash and cash equivalents are held with other large financial institutions, and we do not expect further developments with SVB to have a material impact on our cash and cash equivalents balance, expected results of operations, or financial performance for the foreseeable future. However, if there are issues in the wider financial system and if other financial institutions fail, our business and financial condition could be materially affected.

Cash Flows

Comparison for the years ended December 31, 2022 and December 31, 2021

A discussion of our cash flows for the year ended December 31, 2021 as compared to the year ended December 31, 2020 can be found in the section entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the years ended December 31, 2021 and 2020” in our annual report on form 20-F, filed with the SEC on March 29, 2022.

The following table sets forth our primary sources and uses of our cash and cash equivalents for each of the periods set forth below:

	For the year ended
	December 31,
	2022	2021	Change	%
	(in €)
Net cash flows used in operating activities	(67,162,634)	(44,599,684)	(22,562,950)	51%
Net cash flows used in investing activities	(124,296)	(130,032)	5,736	(4)%
Net cash flows provided by financing activities	8,650,368	143,671,339	(135,020,971)	(94)%
Net (decrease) increase in cash and cash equivalents	(58,636,562)	98,941,623	(157,578,185)	(159)%
Cash and cash equivalents at beginning of period	209,353,132	98,628,871	110,724,261	112%
Effect of exchange rate changes	11,120,859	11,782,638	(661,779)	(6)%
Cash and cash equivalents at end of period	161,837,429	209,353,132	(47,515,703)	(23)%

Operating activities

Net cash flows used in operating activities, reflects our results for the period adjusted for, among other things, depreciation, unrealized foreign exchange results, share-based compensation arrangements, changes in working capital and accruals.

Net cash flows used in operating activities increased by €22.6 million or 51%, from €44.6 million for the year ended December 31, 2021 to €67.2 million for the year ended December 31, 2022. The change is due primarily due to the increase in research and development expenses and other operating expenses, due to progression made in the development programs and the growth of our organization.

Investing activities

Net cash flows used in investing activities increased by €0.01 million or 4%, from €0.13 million for the year ended December 31, 2021 to €0.12 million for the year ended December 31, 2022, primarily as a result of capital expenditures for office equipment as a result of the increase in personnel and office space rented.

Financing activities

Net cash flows provided by financing activities decreased by €135.0 million, or 94%, from €143.7 million for the year ended December 31, 2021 to €8.7 million for the year ended December 31, 2022 . Net cash provided by financing activities in the year ended December 31, 2022 consisted primarily of the receipt of €9,2 million received from the sale of ordinary shares, offset by transaction costs of €0.8 million and the increase in lease liabilities of €0.1 million. The IPO proceeds in 2021 was €146,2 million net of underwriting discount and other transaction costs.

Disclosure of contractual obligations

The Group has entered into research and development commitments in relation to the development of the Group’s oral bradykinin B2 receptor antagonist.

The following table sets forth information relating to our contractual obligations and commitments as of December 31, 2022:

	Total	Less than 1	Between 1	More than
		year	and 3 years	5 years
	(in €)
Service contracts	27,972,000	21,819,000	6,153,000	—
Total	27,972,000	21,819,000	6,153,000	—

The table above does not include potential milestone fees, sublicense fees, royalty fees, licensing maintenance fees, and reimbursement of patent maintenance costs that we may be required to pay under the agreement we have entered into with AnalytiCon to license intellectual property. Under the AnalytiCon License, up to €10.5 million in aggregate potential milestone payments remain outstanding. In addition, we will be required to pay AnalytiCon low to medium single-digit tiered royalties on direct or indirect net sales of licensed products. The royalties that we are required to pay AnalytiCon under this agreement may be reduced on a country-by-country and product-by-product basis if sales of a generic version of a product account for 1% or more of the relevant market. We have not included such potential obligations in the table above because they are contingent upon the occurrence of future events and the timing and likelihood of such potential obligations are not known with certainty. For further information regarding this agreement and amounts that could become payable in the future under this agreement, please see “ITEM 4. INFORMATION ON THE COMPANY -- B. Business Overview-License Agreement.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and senior management Board of Directors

The following table presents information about our Board and Senior Management as of the date of this Annual Report.

			Initial year of
Name	Position	Age	appointment	Term
Board
Berndt Modig	Chief Executive Officer and Executive Director	64	2015	2024
Hans Schikan, Pharm.D.	Non-Executive Director	64	2019	2024
David Meeker, M.D.	Non-Executive Director	68	2021	2025
Robert Glassman, M.D.	Non-Executive Director	61	2021	2025
Viviane Monges	Non-Executive Director	59	2021	2025
Anne Marie de Jonge Schuermans, Ph.D.	Non-Executive Director	50	2021	2026
Elisabeth Björk, M.D.	Non-Executive Director	61	2021	2026
Senior Management
Berndt Modig	Chief Executive Officer and Director	64	2015	N/A
Jochen Knolle, Ph.D.	Chief Scientific Officer and Chief Operating Officer	73	2015	N/A
Peng Lu, M.D., Ph.D.	Chief Medical Officer	45	2020	N/A
Anne Lesage, Ph.D.	Chief Early Development Officer	62	2015	N/A
Morgan Conn, Ph.D.	Chief Business Officer	54	2017	N/A
Anna Nijdam, MSc RA	Head of Finance and Principal Accounting Officer	41	2020	N/A
Wim Souverijns, Ph.D.	Chief Community Engagement and Commercial Officer	52	2021	N/A
Joan Schmidt, J.D.	Chief Legal Officer	59	2022	N/A
Annick Deschoolmeester	Chief Human Resources Officer	50	2022	N/A

Unless otherwise indicated, the current business address for members of our Board and Senior Management is Pharvaris N.V., Emmy Noetherweg 2, 2333 BK Leiden, The Netherlands.

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

From October 2003 to November 2008, Mr. Modig was Chief Financial Officer at Jerini AG through its IPO on the Frankfurt exchange in 2005 and sale to Shire plc in 2008. Jerini developed and launched icatibant for the treatment of HAE, now currently marketed by Takeda Pharmaceuticals under the FIRAZYR brand name. Before Jerini AG, Mr. Modig served as Chief Financial Officer at Surplex AG from 2001 to 2003 and as Finance Director Europe of U.S.-based Hayward Industrial Products Inc. from 1999 to 2001. In previous positions, Mr. Modig was a Partner in the Brussels-based private equity firm Agra Industria from 1994 to 1999 and a Senior Manager in the Financial Services Industry Group of Price Waterhouse LLP in New York from 1991 to 1994.

Mr. Modig also serves as a director, chair of the compensation committee and member of the audit committee of Sio Gene Therapies Inc., and as a member of the supervisory board of Centogene N.V., both publicly held pharmaceutical companies. Mr. Modig received a bachelor’s degree in business administration, economics and German from the University of Lund, Sweden, and an MBA from INSEAD, Fontainebleau, France. Mr. Modig is a certified public accountant (inactive).

Hans Schikan, Pharm.D.

Mr. Schikan is a co-founder of the Company and has been a director since August 2019. Mr. Schikan is the former CEO of Prosensa Holding N.V. (NASDAQ: RNA), a biopharmaceutical company focusing on novel RNA modulating treatments for rare diseases including Duchenne muscular dystrophy.

Mr. Schikan was previously at Genzyme, most recently serving as VP for Global Marketing and Strategic Development of Genzyme’s product portfolio for rare genetic diseases. He is currently a Board Member of Vicore Pharma (STO: VICO) and VectivBio (NASDAQ: VECT) and is Chairman of the Board of Microbiotica and Complix. Finally, he is a member of the Top Team of the Dutch Top Sector Life Sciences & Health. Previously, he served on the boards of Sobi (STO: SOBI), Hansa Biopharma (STO: HNSA), Wilson Therapeutics (STO: WTX) (acquired by Alexion), Therachon (acquired by Pfizer), Asceneuron and InteRNA. Mr. Schikan has a Pharm.D. degree from Utrecht University.

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

Dr. Glassman was a board-certified hematologist-oncologist who remains on the faculty of Weil Cornell as a Clinical Assistant Professor of Medicine. He has co-authored numerous articles in peer-reviewed journals and spoken widely in industry and academic forums on clinical development, reimbursement, and data interpretation. Dr. Glassman received his AB from Harvard College magna cum laude and an M.D. from Harvard Medical School. He completed his residency in internal medicine at the Hospital of the University of Pennsylvania, and his fellowship in hematology and oncology at Weill Cornell. He also spent several years as a basic science investigator at Rockefeller University in the laboratory of Hidesaburo Hanafusa, where he received Howard Hughes Medical Institute and American Cancer Society awards.

Elisabeth Björk, M.D.

Dr. Bjӧrk has been a director since December 2021. Dr. Bjӧrk is currently the Senior Vice President, Head of Late-stage Development, Cardiovascular, Renal and Metabolism (CVRM), BioPharmaceuticals R&D at AstraZeneca leading the global development of medicines within this area. Throughout her career at AstraZeneca (since 2002), she has gained broad drug development experience covering clinical development phase I-IV, large outcomes programs, major global filings and health authority interactions, and commercial strategy/implementation. Dr. Bjӧrk is an endocrinologist by training and an associate professor of medicine at Uppsala University, Sweden. She is also a board member of Rocket Pharmaceuticals, Chalmers University of Technology, Chalmers Ventures AB, Bjӧrks Matematik o Mera AB, and rfidcompare europe AB.

Viviane Monges

Ms. Monges has been a director since July 2021 and serves as the Chair of the Audit Committee. She currently also serves as Chair of the Board of Directors of Euroapi. She also serves as a non-executive director at UCB, ADC Therapeutics and Novo Holdings. Prior to these roles, Viviane held a position as VP of Finance of Nestlé's Business Excellence Division. Prior to that, she served as the Global CFO of the OTC division at Novartis. Ms. Monges also served as CFO of European Pharmaceuticals at Wyeth/Pfizer and as CFO of the Global Pharmaceutical Business unit of Wyeth/Pfizer. She holds an MBA from Ecole Supérieure de Commerce de Paris.

Anne Marie de Jonge Schuermans, Ph.D.

Dr. de Jonge Schuermans has been a director since December 2021 and is an experienced biopharma operations leader. Currently, she is responsible for managing global operations at Sandoz securing the supply of generic pharmaceuticals and biosimilars. Prior to her role at Sandoz, she was leading technical operations (CMC Development, Manufacturing, Sourcing, Supply Chain and Quality) at Swedish Orphan Biovitrum (Sobi) and part of its executive committee.

Earlier in her career, Dr. de Jonge Schuermans held roles as VP Global Manufacturing Operations and VP Global Supply Chain Operations & Partnerships at Biogen. Before that she spent almost 15 years at Novartis in various technical roles. Throughout her career she has built up experience in Biotech, Pharma, Medical Device and Consumer Health for a wide range of technologies in multiple territories and regulations.

Dr. de Jonge Schuermans obtained her PhD from the Swiss Federal Institute of Technology Zurich (ETHZ) and holds M.Sc. degrees in Agriculture & Natural Environment from Wageningen Agricultural University in the Netherlands, and Ecole Polytechnique Fédérale Lausanne (EPFL) in Switzerland.

Senior management

Jochen Knolle, Ph.D.

Dr. Knolle co-founded Pharvaris and has served as Chief Scientific Officer and Chief Operating Officer since its inception. Dr. Knolle’s experience spans 40 years in the pharmaceutical industry. Dr. Knolle is named as the author of many publications and as an inventor for many patents, including the approved therapeutics Quinapril, a marketed ACE inhibitor, and icatibant.

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

In addition to his consultancy activities, Dr. Knolle acts as a board member for Thermosome. He co-founded Kosa Pharma and 3B Pharmaceuticals and has been a Senior Advisor for Kurma Partners. Dr. Knolle studied chemistry in Göttingen and Münster. After a post-doc in the laboratory of the Nobel Laureate E.J. Corey at Harvard University, he joined the pharmaceutical unit of Hoechst AG in 1978.

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

Anne Lesage, Ph.D.

Dr. Lesage co-founded Pharvaris and has led the translational science, preclinical and nonclinical development since its inception. Dr. Lesage has over 30 years’ experience in drug discovery, preclinical and early development, and scientific and strategic project management.

From 1992 until 2010, Dr. Lesage held different leadership positions with increasing responsibility in the neuroscience drug discovery unit at Johnson & Johnson. By 2005, Dr. Lesage served as the biology head of psychiatry. Dr. Lesage is an inventor on 9 patents and an author of 45 publications. Dr. Lesage founded GrayMatters Consulting in 2010 and advised early and late-stage biotech companies, venture capital organizations, and government agencies and initiatives. In 2013, Dr. Lesage co-founded Kosa Pharma.

Dr. Lesage is trained as a biochemist and holds a Ph.D. in molecular biology. Dr. Lesage studied biochemistry at the University of Ghent, received her Ph.D. in the group of Professor Walter Fiers, and was a post-doctoral fellow in the Child Psychiatry department of Stanford University Medical School and in the CNRS Laboratory of Viral Oncology of Hospital Paul Brousse in Paris.

Morgan Conn, Ph.D.

Dr. Conn joined the Company in 2017 and has over 20 years of experience in the biopharmaceutical industry.

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

Anna Nijdam, MSc RA

Ms. Nijdam joined the Company in 2020, with over 12 years’ experience in the financial industry as a chartered accountant. From 2008 until 2020, Ms. Nijdam worked in the Assurance Services group at Ernst & Young Accountants LLP in Rotterdam, the Netherlands, where she held various leadership positions, including most recently serving as a Senior Manager. Ms. Nijdam is treasurer at the Entrepreneurs Foundation and previously served as member of the Associations Audit Committee of Hockey Club Rotterdam and as a member of the supervisory board of Access to Seeds foundation. Ms. Nijdam holds a master’s in economics from the Erasmus University of Rotterdam and a Register Accountant title (Dutch Certified Public Accountant) from Nivra Nyenrode in the Netherlands.

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

Joan Schmidt, J.D.

Ms. Schmidt joined Pharvaris in June 2022 and brings more than 20 years of leadership experience in compliance, intellectual property, litigation, governance, and people management within the biopharmaceutical industry. Most recently, she served as the Executive Vice President, General Counsel and Secretary at Arena Pharmaceuticals where, as a member of the executive team, she developed and implemented company strategy, and scaled and strengthened the legal, compliance, and intellectual property functions prior to the company’s acquisition by Pfizer in March 2022 for approximately $6.7 billion. Prior to Arena, Ms. Schmidt served as General Counsel at DBV Technologies and as U.S. General Counsel and Head of Human Resources at Biotronik. Earlier, Ms. Schmidt had positions of increasing responsibility at Novo Nordisk, both in the U.S. and Europe, most recently as Corporate Vice President responsible for global transactions, litigation, and trademarks. Ms. Schmidt earned her J.D. from Elizabeth Haub School of Law at Pace University and obtained a B.A. from the University of Connecticut.

Annick Deschoolmeester

Ms. Deschoolmeester joined Pharvaris in September 2021 and currently serves as the Chief Human Resources Officer with over 25 years of experience in human resources across various industries, including in management consulting and international talent management in the biotech and pharmaceutical industries. Before joining Pharvaris, she served as Global Head of Learning & Talent and as HR Business Leader, Plasma Derived Therapies, with Takeda Pharmaceuticals. Prior to that, Ms. Deschoolmeester developed a broad human resources background, working in human resources leadership roles at European, international, and global levels with companies such as Shire Pharmaceuticals, Allergan, Yahoo, and PricewaterhouseCoopers. She holds a master’s degree in Interpreting from the Provincial Hogeschool voor Vertalers & Tolken in Gent, Belgium.

B.
Compensation

Compensation and Other Benefits of Members of Our Board

As a foreign private issuer, in accordance with Nasdaq listing requirements, we comply with home country compensation requirements and certain exemptions thereunder rather than complying with Nasdaq compensation requirements. Dutch law does not provide for limitations with respect to the aggregate annual compensation paid to our directors, provided that such compensation is consistent with our compensation policy. Such compensation policy requires approval by our general meeting by a simple majority of votes cast. The Board determines the compensation of individual directors with due observance of the compensation policy. A proposal with respect to compensation schemes in the form of shares or rights to shares in which directors may participate is subject to approval at our general meeting by a simple majority of votes cast. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the directors and the criteria for granting or amendment.

Our compensation policy authorizes our Board to determine the amount, level, and structure of the compensation packages of our directors at the recommendation of our compensation committee. These compensation packages may consist of a mix of fixed and variable compensation components, including base salary, short-term incentives, long-term incentives, fringe benefits, severance pay and pension arrangements, as determined by our Board.

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

The aggregate compensation, including benefits in kind, accrued or paid to members of our Board and Senior Management with respect to the year ended December 31, 2022 for services in all capacities was approximately €6,880,936. For the year ended December 31, 2022, we paid Mr. Modig, our Chief Executive Officer and Executive Director, €782,830 in compensation and benefits in kind.

The table below shows the aggregate compensation, including benefits in kind, accrued or paid to individual members of the Board for the year ended December 31, 2022 in such capacity.

	Base salary	Total remuneration
Mr. Modig	€500,000	€782,830
Dr. Glassman	—	$46,000.00
Dr. Meeker	—	$94,500.00
Mr. Schikan	—	$61,000.00
Ms. Monges	—	$60,000.00
Dr. de Jonge Schuermans	—	$50,839.00
Dr. Björk	—	$43,871.00

The table below shows the number of options granted to individual members of the Board for the year ended December 31, 2022 in such capacity.

	Number of	Exercise	Expiration
	Options	Price	Date
Mr. Modig	140,000	$18.14	April 1, 2032
Dr. Glassman	17,500	$18.14	April 1, 2032
Dr. Meeker	17,500	$18.14	April 1, 2032
Mr. Schikan	17,500	$18.14	April 1, 2032
Ms. Monges	17,500	$18.14	April 1, 2032
Ms. De Jonge Schuermans	35,000	$14.39	Jan 1, 2032
Ms. Björk	17,500	$18.14	April 1, 2032
Ms. Björk	35,000	$14.39	Jan 1, 2032

Share Ownership of our Board and Senior Management

The table below sets forth the share ownership of our Board and Senior Management as of March 10, 2023.

	Number of	Percentage
	Ordinary	of Shares	Voting
	Shares	Outstanding	Rights
Mr. Modig(1)	1,200,000	3.55%	(3)
Dr. Knolle	1,200,000	3.55%	(3)
Mr. Schikan	500,000	1.48%	(3)
Dr. Lesage(2)	250,000	0.74%	(3)
Dr. Meeker	50,000	0.15%	(3)
Dr. Glassman	—	—	(3)
Dr. Björk	—	—	(3)
Ms. Monges	—	—	(3)
Dr. de Jonge Schuermans	—	—	(3)
Dr. Lu	34,000	0.10%	(3)
Dr. Conn	14,242	0.04%	(3)
Ms. Nijdam	3,624	0.01%	(3)
Dr. Souverijns	—	—	(3)
Ms. Schmidt	—	—	(3)
Ms. Deschoolmeester	5,542	0.02%	(3)

(1)
Represents ordinary shares held by Schoodic Management B.V., an entity controlled by Mr. Modig.
(2)
Represents ordinary shares held by GrayMatters Consulting B.V., an entity controlled by Dr. Lesage.
(3)
Each ordinary share carries one vote per share.

Option Ownership of our Board and Senior Management

The table below sets forth the option ownership of our Board and Senior Management as of March 10, 2023.

			Percentage	Percentage
		Exercise	of Shares	of Fully	Expiration
	Options	Price	Outstanding	Diluted	Date
Mr. Modig	150,000	€2.38	0.44%	0.40%	January 1, 2030
Mr. Modig	250,000	$20.00	0.74%	0.67%	February 5, 2031
Mr. Modig	140,000	$18.14	0.41%	0.38%	April 1, 2032
Dr. Knolle	150,000	€2.38	0.44%	0.40%	January 1, 2030
Dr. Knolle	150,000	$20.00	0.44%	0.40%	February 5, 2031
Dr. Knolle	65,000	$18.14	0.19%	0.18%	April 1, 2032
Dr. Lesage	150,000	€2.38	0.44%	0.40%	January 1, 2030
Dr. Lesage	120,000	$20.00	0.35%	0.32%	February 5, 2031
Dr. Lesage	65,000	$18.14	0.19%	0.18%	April 1, 2032
Dr. Conn	150,000	€2.38	0.44%	0.40%	January 1, 2030
Dr. Conn	110,000	$20.00	0.33%	0.30%	February 5, 2031
Dr. Conn	65,000	$18.14	0.19%	0.18%	April 1, 2032
Dr. Lu	406,000	€2.38	1.20%	1.09%	February 3, 2030
Dr. Lu	79,000	$20.00	0.23%	0.21%	February 5, 2031
Dr. Lu	65,000	$18.14	0.19%	0.18%	April 1, 2032
Dr. Glassman	27,000	€7.25	0.08%	0.07%	January 1, 2031
Dr. Glassman	8,000	$20.00	0.02%	0.02%	February 5, 2031
Dr. Glassman	17,500	$18.14	0.05%	0.05%	April 1, 2032
Dr. Meeker	80,000	€7.25	0.24%	0.22%	January 1, 2031
Dr. Meeker	17,500	$18.14	0.05%	0.05%	April 1, 2032
Ms. Monges	35,000	$17.43	0.10%	0.09%	July 1, 2031
Ms. Monges	17,500	$18.14	0.05%	0.05%	April 1, 2032
Dr. Bjӧrk	35,000	$14.39	0.10%	0.09%	January 1, 2032
Dr. Bjӧrk	17,500	$18.14	0.05%	0.05%	April 1, 2032
Dr. de Jonge Schuermans	35,000	$14.39	0.10%	0.09%	January 1, 2032
Dr. Souverijns	115,000	$17.43	0.34%	0.31%	July 1, 2031
Dr. Souverijns	65,000	$18.14	0.19%	0.18%	April 1, 2032
Mr. Schikan	35,000	$20.00	0.10%	0.09%	February 5, 2031
Mr. Schikan	17,500	$18.14	0.05%	0.05%	April 1, 2032
Ms. Nijdam	30,000	$20.00	0.09%	0.08%	February 5, 2031
Ms. Schmidt	120,000	$17.98	0.35%	0.32%	June 1, 2032

Equity Incentive Plans

2016 Equity Incentive Plan

In 2016, the Company adopted the Pharvaris B.V. 2016 Equity Incentive Plan, or the 2016 Plan, in order to advance the interests of the Company and its stakeholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing incentives for such persons to exert maximum efforts for the success of the Company and provide a means by which eligible individuals may benefit from increases in the value of the Company’s shares. The 2016 Plan was amended and restated in connection with our initial public offering. As of March 10, 2023, there were no shares available for issuance under the 2016 Plan.

The 2016 Plan provided for the grant of options, stock appreciation rights, restricted stock, restricted stock units, or RSUs, performance stock awards, performance cash awards, and other stock-based awards.

In connection with the consummation of our initial public offering, we granted our executive officers and directors stock options to purchase an aggregate of 873,000 ordinary shares in accordance with the terms of the 2016 Plan and the terms and conditions of award agreements evidencing such grants. The exercise price per share was the initial public offering price per share.

As of March 10, 2023, the total number of options held by the Board and Senior Management and other employees is 2,769,000 with a weighted average exercise price of €15,62 per share.

As of March 10, 2023, the total number of RSUs held by Senior Management and other employees is 115,618.

2021 Equity Incentive Plan

In order to incentivize our directors and employees, our Board adopted the Pharvaris N.V. 2021 Equity Incentive Plan, or the 2021 Plan, for employees, consultants and directors prior to the completion of our initial public offering. The 2021 Plan became effective upon our conversion from Pharvaris B.V. into Pharvaris N.V., which occurred prior to the consummation of our initial public offering. The 2021 Plan provides for the grant of options, stock appreciation rights, restricted stock, RSUs, performance stock awards, other stock-based awards, performance cash awards and substitute awards. The 2021 Plan is intended to help us secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for our success and provide a means by which eligible recipients may benefit from increases in the value of our ordinary shares. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2021 Plan, ordinary shares equal to 9% of the Company’s issued share capital as of the date of the consummation of the IPO were initially reserved for issuance pursuant to awards under the 2021 Plan. The total number of ordinary shares reserved for issuance under the 2021 Plan will be increased on January 1 of each calendar year during the term of the 2021 Plan, by the lesser of (i) 4% of the total number of shares outstanding as of the date of increase or (ii) such number of ordinary shares determined by our board of directors.

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

Board Diversity Matrix (As of April 5, 2023)
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

Board Committees

Audit committee

The audit committee, which consists of Dr. de Jonge Schuermans, Mr. Schikan, and Ms. Monges, assists the Board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Ms. Monges serves as Chair of the Audit Committee. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our Board has determined that Dr. de Jonge Schuermans[1], Mr. Schikan and Ms. Monges satisfy the “independence” requirements set forth in the Nasdaq listing standards and Rule 10A-3 under the Exchange Act. Our Board has determined that Mr. Schikan and Ms. Monges qualify as “audit committee financial experts,” as such term is defined in the rules of the SEC.

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

D.
Employees

As of December 31, 2022, we had 65 employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe our relations with our employees are good.

The table below sets out the number of employees by main category of activity and geographical location as of December 31, 2022:

Geography	Research and development	General and administrative	Total
Switzerland	16	7	23
The Netherlands	9	12	21
United States	15	6	21
Total	40	25	65

E.
Share ownership

See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Disclosure of Compensation of our Board and Senior Management” and “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—A. Major shareholders.

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major shareholders

The following table presents information relating to the beneficial ownership of Pharvaris’ ordinary shares as of March 10, 2023, by:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•
each member of our Board and Senior Management; and
•
all members of our Board and Senior Management as a group.

The number of ordinary shares beneficially owned by each entity, person and member of Pharvaris’ Board or Senior Management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 10, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

This table is based upon information supplied by our named Senior Management, directors, and principal shareholder, and Schedules 13D, and 13G filed with the SEC. The percentage of outstanding ordinary shares is computed on the basis of 33,816,459 ordinary shares outstanding as of March 10, 2023. Ordinary shares that a person has the right to acquire within 60 days of March 10, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of the Board and Senior Management as a group. Unless otherwise indicated below, the address for each beneficial owner is c/o Pharvaris N.V., Emmy Noetherweg 2, 2333 BK Leiden, The Netherlands.

	Ordinary Shares Beneficially Owned
	Number of	Percentage of
Name of Beneficial Owner	Shares	Class
5% Beneficial Owner:
EQT Life Sciences (Formerly LSP V Coöperatieve U.A.) (1)	3,607,566	10.67%
FMR LLC (2)	3,315,238	9.80%
Entities affiliated with Foresite Capital (3)	3,281,068	9.70%
Viking Global Opportunities Illiquid Investments Sub-Master LP (4)	3,231,923	9.56%
Entities affiliated with Bain Capital Life Sciences Investors, LLC (5)	3,180,601	9.41%
General Atlantic PH B.V.(6)	2,420,155	7.16%
venBio Global Strategic Fund III, L.P. (7)	2,296,710	6.79%
Board and Senior Management:
Mr. Modig (8)	1,495,208	4.38%
Dr. Knolle (12)	1,420,729	4.17%
Mr. Schikan (11)	523,698	1.55%
Dr. Lu (13)	463,125	1.35%
Dr. Lesage (14)	436,875	1.28%
Dr. Conn (15)	213,305	*%
Dr. Meeker (9)	99,740	*%
Dr. Glassman (10)	24,260	*%
Ms. Nijdam (16)	18,228	*%
Dr. Björk (17)	16,406	*%
Ms. de Jonge Schuermans (18)	11,667	*%
Ms. Monges (19)	20,052	*%
Dr. Souverijns (20)	103,125	*%
Joan Schmidt, J.D. (21)	30,000	*%
Annick Deschoolmeester	—	—
All executive officers and board members as a group
(15 persons)	4,876,418	13.76%

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

(2)
Represents 3,315,238 ordinary shares held by FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or Fidelity Funds, advised by Fidelity Management & Research Company LLC, or FMR Co. LLC, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(3)
Represents (i) 3,246,926 ordinary shares held by Foresite Capital Fund IV, L.P., or Foresite IV; and (ii) 34,142 ordinary shares held by Foresite Capital Fund V, L.P., or Foresite V and, together with Foresite IV, Foresite. Foresite Capital Management IV, LLC, or FCM IV, is the general partner of Foresite IV and may be deemed to have sole voting and dispositive power over shares held by Foresite IV. Foresite Capital Management V, LLC, or FCM V, is the general partner of Foresite V and may be deemed to have sole voting and dispositive power over shares held by Foresite V. James Tananbaum is the sole managing member of FCM IV and FCM V and may be deemed to have sole voting and dispositive power over share held by Foresite. Each of FCM IV, FCM V and Dr. Tananbaum disclaims beneficial ownership of shares held by Foresite except to the extent of any pecuniary interest therein. The address of Foresite, FCM IV, FCM V and Dr. Tananbaum is 600 Montgomery Street, Suite 4500, San Francisco, CA 94111.

(4)
Viking Global Opportunities Illiquid Investments Sub-Master LP, or the Opportunities Fund, has the authority to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, Viking Global Opportunities Portfolio GP LLC, or Opportunities Portfolio GP, and by Viking Global Investors LP, or VGI, which provides managerial services to the Opportunities Fund. Viking Global Opportunities Parent GP LLC, or Opportunities Parent, is the general partner of Viking Global Opportunities GP LLC, or Opportunities GP, which serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the ordinary shares controlled by Opportunities Portfolio GP, which consists of the ordinary shares directly held by the Opportunities Fund. O. Andreas Halvorsen, David C. Ott and Rose Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI and Opportunities GP), have shared authority to direct the voting and disposition of investments beneficially owned by VGI and the Opportunities GP. The business address of the Opportunities Fund, Opportunities Portfolio GP, Opportunities GP, VGI, O. Andreas Halvorsen, David C. Ott and Rose Shabet is c/o Viking Global Investors LP, 55 Railroad Avenue, Greenwich, Connecticut 06830.

(5)
Represents (i) 2,885,246 ordinary shares held by Bain Capital Life Sciences Fund, L.P., or BCLS; and (ii) 295,355 ordinary shares held by BCIP Life Sciences Associates, LP, or BCIP LS and, together with BCLS, the Bain Capital Life Sciences Entities. Bain Capital Life Sciences Investors, LLC, or BCLSI, whose managers are Jeffrey Schwartz and Adam Koppel, is the general partner of Bain Capital Life Sciences, LP, which is the general partner of BCLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIP LS. As a result, each of BCLSI, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power over the shares held by the Bain Capital Life Sciences Entities. The address of the Bain Capital Life Sciences Entities, BCLSI, Mr. Schwartz and Dr. Koppel is c/o Bain Capital Life Sciences, LP 200 Clarendon Street, Boston, MA 02116.

(6)
General Atlantic PH B.V., or GA PH, is a wholly owned subsidiary of General Atlantic Coöperatief U.A., or GA Coop UA.
The members that share beneficial ownership of the shares held by GA PH through GA Coop UA are the following General
Atlantic investment funds, or the GA Funds:, General Atlantic Partners (Bermuda) IV, L.P., or GAP Bermuda IV, General
Atlantic Partners (Bermuda) EU, L.P., or GAP Bermuda EU, General Atlantic Partners (Lux) SCSp, or GAP Lux, and
General Atlantic Cooperatief, L.P., or GA Coop LP. The general partner of GAP Lux is General Atlantic GenPar, (Lux) SCSp, or GA GenPar Lux, and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à r.l., or GA Lux. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda),
L.P., or GenPar Bermuda. GAP (Bermuda) Limited, or GAP (Bermuda) Limited, is the general partner of GenPar Bermuda and GA Coop LP. There are nine members of the management committee of GAP (Bermuda) Limited, or the GA Management
Committee. GAP (Bermuda) Limited, GenPar Bermuda, GA Lux, GA GenPar Lux, and the GA Funds, (collectively, the “GA
Group”) are a “group” within the meaning of Rule 13d-5 of the Exchange Act. The address of GA Coop LP, GAP Bermuda IV,
GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) Limited is Clarendon House, 2 Church Street, Hamilton HM 11,
Bermuda. The address of GA Coop UA is Raamplein 1, 1016 XK, Amsterdam, The Netherlands. The address of GAP Lux, GA
GenPar Lux and GA Lux is Luxembourg is 412F, Route d’Esch, L-2086 Luxembourg. Each of the members of the GA
Management Committee disclaims ownership of the shares except to the extent that he has a pecuniary interest therein.

(7)
Represents 2,296,710 ordinary shares that are directly held by venBio Global Strategic Fund III, L.P., or venBio. As the sole general partner of venBio, venBio Global Strategic GP III, L.P., or the General Partner III, may be deemed to beneficially own the shares held by venBio and as the sole general partner of the General Partner III, venBio Global Strategic GP III, Ltd., or the GP Ltd. III, may be deemed to beneficially own the share held by venBio. As directors of the GP Ltd. III, each of the Aaron Royston, Robert Adelman and Corey Goodman may be deemed to beneficially own the shares held by venBio. The address of venBio, General Partner III, GP Ltd. III. Aaron Royston, Robert Adelman and Corey Goodman is c/o venBio Partners, LLC, 1700 Owens Street Suite 595 San Francisco, CA 94158.

(8)
Represents ordinary shares held by Schoodic Management B.V., an entity controlled by Mr. Modig. Includes 295,208 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(9)
Includes 49,740 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(10)
Includes 24,260 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(11)
Includes 23,698 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(12)
Includes 220,729 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(13)
Includes 429,125 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(14)
Represents ordinary shares held by GrayMatters Consulting BVBA, an entity controlled by Dr. Lesage. Includes 186,875 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(15)
Includes 199,063 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(16)
Includes 16,250 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(17)
Includes 16,406 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(18)
Includes 11,667 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan."

(19)
Includes 20,052 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(20)
Includes 103,125 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(21)
Includes 24,439 options that vest within 60 days of March 10, 2023. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

As of March 10, 2023, approximately 29.3 million of our outstanding ordinary shares are held by two record holders in the United States, including Cede and Company which is the record holder for 29.2 million ordinary shares. Cede and Company is a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede and Company therefore is the technical shareholder of record for all of our shares that were issued in our initial public offering and are held by DTC participants, as such shareholders do not themselves hold direct property rights in our ordinary shares, but rather have contractual rights in such shares that are part of a chain of contractual rights involving Cede and Company. All ordinary shares carry one voting right. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Significant Changes in Ownership by Major Shareholders

Immediately prior to our initial public offering in February 2021, our principal shareholders were LSP V Coöperatieve U.A. (15.31% ownership), KURMA BIOFUND II (5.68% ownership), entities affiliated with Foresite Capital (15.38% ownership), entities affiliated with Bain Capital Life Sciences Investors, LLC (12.43% ownership), venBio Global Strategic Fund III, L.P (8.50% ownership), entities affiliated with Idinvest Partners S.A. (6.17% ownership), Jens Schneider-Mergener (5.09% ownership), Viking Global Opportunities Illiquid Investments Sub-Master LP (6.03% ownership) and General Atlantic PH B.V. (6.03% ownership).

On February 9, 2021, we completed our initial public offering and listed our ordinary shares on the Nasdaq Global Select Market. In the initial public offering, we sold 9,511,075 ordinary shares, which includes 1,240,575 ordinary shares sold pursuant to the full exercise of the over-allotment option we granted to the underwriters for the offering.

B.
Related party transactions

The following is a description of related-party transactions we have entered into since January 1, 2020 with any of the members of the Board, our Senior Management and the holders of more than 5% of our ordinary shares.

Transactions with Our Principal Shareholders

In August 2019 and July 2020, pursuant to that certain Share Subscription Agreement dated July 26, 2019 as amended on July 29, 2019, or the 2019 Share Subscription Agreement, we issued to investors in two tranches a total of 7,650,147 Series B preferred shares for an aggregate investment amount of $66,000,000. Under the 2019 Share Subscription Agreement, we issued to Foresite IV a total of 2,897,783 Series B preferred shares for an aggregate investment amount of $25,000,000, to BCLS a total of 1,997,820 Series B preferred shares for an aggregate investment amount of $17,235,757, to BCIP LS a total of 204,496 Series B preferred shares for an aggregate investment amount of $1,764,243, to venBio a total of 1,275,025 Series B preferred shares for an aggregate investment amount of $11,000,000, to Venrock Healthcare Capital Partners III, L.P., or Venrock I, a total of 105,374 Series B preferred shares for an aggregate investment amount of $909,090.91, to VHCP Co-Investment Holdings III, LLC, or Venrock II, a total of 10,537 Series B preferred shares for an aggregate investment amount of $90,909.09, to LSP V Coöperatieve U.A. a total of 811,379 Series B preferred shares for an aggregate investment amount of $7,000,000, to KURMA BIOFUND II a total of 115,911 Series B preferred shares for an aggregate investment amount of $1,000,000, to Idinvest V a total of 49,328 Series B preferred shares for an aggregate investment amount of $410,602.55, to Idinvest VI a total of 41,684 Series B preferred shares for an aggregate investment amount of $346,974.47, to Idinvest VII 76,460 Series B preferred shares for an aggregate investment amount of $674,632.61 and to Idinvest VIII 64,350 Series B preferred shares for an aggregate investment amount of $567,784.72.

In November 2020, pursuant to the Share Subscription Agreement dated November 3, 2020, or the 2020 Share Subscription Agreement, we issued to investors a total of 5,826,279 Series C preferred shares for an aggregate investment amount of approximately $80 million. Under the 2020 Share Subscription Agreement, we issued to Foresite IV a total of 364,143 Series C preferred shares for an aggregate investment amount of $5,000,011.12, to Foresite V, a total of 364,142 Series C preferred shares for an aggregate investment amount of $4,999,997.39, to BCLS a total of 660,660 Series C preferred shares for an aggregate investment amount of $9,071,456.39, to BCIP LS a total of 67,625 Series C preferred shares for an aggregate investment amount of $928,552.11, to venBio a total of 728,285 Series C preferred shares for an aggregate investment amount of $10,000,008.51, to Venrock I a total of 197,118 Series C preferred shares for an aggregate investment amount of $ 2,706,607.55, to Venrock II a total of 19,707 Series C preferred shares for an aggregate investment amount of $270,594.85, to Venrock Healthcare Capital Partners Eg, L.P., a total of 220,146 Series C preferred shares for an aggregate investment amount of $3,022,802.71, to Opportunities Fund a total of 1,420,155 Series C preferred shares for an aggregate investment amount of $19,500,006.29, to General Atlantic PH B.V. a total of 1,420,155 Series C preferred shares for an aggregate investment amount of $19,500,006.29, to Cormorant Global Healthcare Master Fund, LP a total of 67,840 Series C preferred shares for an aggregate investment amount of $931,504.26, to Cormorant Private Healthcare Fund III, LP a total of 291,460 Series C Shares for an aggregate investment amount of $4,002,008.11, and to CRMA SPV, L.P. a total of 4,843 Series C Shares for an aggregate investment amount of $66,498.75.

Agreements and Arrangements with our Directors

We have entered into services agreements with Dr. Meeker, Mr. Schikan, Dr. Glassman, Ms. Monges, Dr. Björk and Dr. de Jonge Schuermans. The services agreements will be terminated, without prior notice, when the non-executive director ceases to be a non-executive director. The Company can also terminate the services agreement with immediate effect for “urgent cause” as defined in Section 7:678 of the Dutch Civil Code. Additionally, both the non-executive director and the Company may terminate the services agreement at any time, subject to a one-month notice period. Each services agreement provides for compensation, including a base compensation, an increase in the base compensation for membership on a committee of the board of directors, and, if considered appropriate by the board of directors and subject to applicable law and the Company’s compensation policy, eligibility to participate in the Company’s equity incentive plans. The services agreements also provide for the reimbursement of reasonable and necessary expenses incurred by our non-executives in the performance of their duties. The services agreements also contain confidentiality, non-competition and non-solicitation provisions.

Agreements and Arrangements with Senior Management

Dr. Knolle, who has served as Chief Scientific Officer and Chief Operating Officer since our inception, was a member of the board of Charité Research Organisation GmbH, or Charité CRO until February 28, 2022. The Company has entered into a service contract with Charité CRO according to which Charité CRO provides services supporting research for the Company. In fiscal years 2022, 2021 and 2020, payments to Charité CRO with respect to this service contract amounted to €372,858, €608 and €1,025,795, respectively.

The Company engages several management entities for the purpose of providing key management services to the Company. These management entities are considered related parties, as they provide key management services and the key management personnel exercise key management functions within these entities. Certain key management personnel are also shareholders of the Company. In fiscal year 2022 and 2021 the aggregate amounts payable to these related parties was €1,162,963 (2021: €1,586,157).

We have entered into Management Service Agreements with JCK-Consult/Dr. Knolle and GrayMatters Consulting B.V. dated August 1, 2020, or the Consulting Agreements. The Consulting Agreements provide for daily fixed fees up to a maximum amount per annum and an additional discretionary annual fee with a target based on a percentage of the maximum annual fee amount, determined at the discretion of the Company. The Consulting Agreements are for a term of four years but may be terminated earlier by either party without notice. Upon a termination of the agreement by the Company without cause, the consultant is entitled to (i) an amount equal to the expected sum of the services fee for the remaining period until the termination date, up to a specified amount, (ii) any unpaid discretionary fee for the prior year, and (iii) pro rata discretionary fee for the then-current year, subject to approval of the Company. The Consulting Agreements also contain certain restrictive covenants, including a perpetual confidentiality provision and covenants regarding non-solicitation of employees, consultants, independent contractors, suppliers and customers during the term of the agreement and for a period of one year thereafter. In the event a consultant breaches any of these covenants and does not remedy such breach within five business days of receiving written notice, such consultant will be required to pay the Company a lump sum penalty, plus an additional penalty for each day such breach continues.

We have also entered into employment agreements with Mr. Modig (Chief Executive Officer), Dr. Lu (Chief Medical Officer), Ms. Nijdam (Head of Finance and Principal Accounting Officer), Dr. Conn (Chief Business Officer), Dr. Souverijns (Chief Community Engagement and Commercial Officer), Ms. Joan Schmidt (Chief Legal Officer) and Ms. Deschoolmeester (Chief Human Resources Officer) (collectively, the “Employment Agreements”). The Employment Agreements generally provide for base salary, discretionary annual bonuses based on a percentage of base salary and eligibility to receive equity awards and to participate in the Company’s benefits plans. The Employment Agreements for Mr. Modig, Dr. Lu, Dr. Conn, Dr. Souverijns, Ms. Schmidt and Ms. Deschoolmeester also provide that upon a termination by the Company without cause or by the member of senior management for good reason, outside of any Change of Control event, or as a result of the individual’s death or disability, the member of senior management is entitled to the following (subject to execution of a general release of claims in favor of the Company): (i) 12 months of base salary (ii) with respect to Dr. Lu, Dr. Conn and Ms. Schmidt, for one year after termination, the right to continue health care benefits under COBRA at active employee rates, (iii) any unpaid discretionary bonus for the prior year and (iv) pro rata discretionary bonus for the current year, subject to Board approval. In the case of Mr. Modig, Dr. Souverijns and Ms. Deschoolmeester, the severance amount is reduced by (i) any base salary paid during a notice period during which the member of senior management is released from an obligation to work, and/or (ii) the amount of any survivor’s or disability annuity payment received for the 12 subsequent months.

The Employment agreements with Mr. Modig, Dr. Lu, Dr. Conn, Dr. Souverijns, Ms. Schmidt and Ms. Deschoolmeester also provide that in the event that a notice of termination is served by the Company without Cause, or by the Employee for Good Reason, in each case (i) within one month prior to the consummation of a Change of Control or (ii) within 12 months following the consummation of a Change of Control, the member of senior management shall be entitled to receive (subject to execution of a general release of claims in favor of the Company): (i) (x) 1.5 times the sum of base salary and bonus target with respect to Mr. Modig, and (y) the sum of the annual base salary and bonus target with respect to Dr. Lu, Dr. Conn, Dr. Souverijns, Ms. Schmidt and Ms. Deschoolmeester; (ii) with respect to Dr. Lu, Dr. Conn and Ms. Schmidt, for one year after termination, the right to continue health care benefits under COBRA at active employee rates, (iii) any unpaid discretionary bonus for the prior year and (iv) a pro rata discretionary bonus for the current year, subject to Board approval. In the case of Mr. Modig, Dr. Souverijns and Ms. Deschoolmeester, the severance amount is reduced by any base salary paid during a notice period during which the member of senior management is released from an obligation to work.

Ms. Schmidt's employment agreement also provides for a grant of new hire stock options. In the event of a Change in Control and if Ms. Schmidt has remained continuously employed by the Company as of immediately prior to such Change in Control, 25% of the new hire stock options that remain outstanding and unvested as of such Change in Control shall vest as of such Change in Control. Additionally, in the event that Ms. Schmidt's employment is terminated by the Company without Cause or by Ms. Schmidt for Good Reason within one month prior to or within 12 months following such Change in Control, 100% of the new hire stock options that remain outstanding and unvested as of such termination shall vest as of such termination.

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

Material Dutch Tax Considerations

Scope of Discussion

This section only outlines certain material Dutch tax consequences of the acquisition, holding and disposal of our ordinary shares. This section does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of our ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this section should be treated with corresponding caution.

This section is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the tax rates applicable on the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change may invalidate the contents of this section, which will not be updated to reflect such change. Where this section refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.

THIS SECTION IS INTENDED AS GENERAL INFORMATION ONLY AND IS NOT DUTCH TAX ADVICE OR A COMPLETE DESCRIPTION OF ALL DUTCH TAX CONSEQUENCES RELATING TO THE ACQUISITION, HOLDING AND DISPOSAL OF OUR ORDINARY SHARES. HOLDERS OR PROSPECTIVE HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE DUTCH TAX CONSEQUENCES RELATING TO THE ACQUISITION, HOLDING AND DISPOSAL OF THE ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

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
iii.
a holder of our ordinary shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ordinary shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally, a holder of our ordinary shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up shares capital;
iv.
pension funds, investment institutions (fiscale beleggingsinstellingen), tax exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax, entities that have a function comparable to an investment institution or tax exempt investment institution, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and
v.
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
•
liquidation proceeds, proceeds of redemption of our ordinary shares, or proceeds of the repurchase of ordinary shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for Dutch dividend withholding tax purposes;
•
an amount equal to the par value of our ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
•
partial repayment of the paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term “net profits” includes anticipated profits that have yet to be realized.

Corporate legal entities that are resident or deemed to be resident of the Netherlands for Dutch corporate income tax purposes ("Dutch Resident Entities") generally are entitled to an exemption from, or a credit for, any Dutch dividend withholding tax against their Dutch corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Individuals who are resident or deemed to be resident of the Netherlands for Dutch personal income tax purposes ("Dutch Resident Individuals") generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax. The above generally also applies to holders of our ordinary shares that are neither resident nor deemed to be resident of the Netherlands ("Non-Resident Holders") if the ordinary shares are attributable to a Dutch permanent establishment of such Non-Resident Holder.

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

Dividend stripping

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Conditional withholding tax on dividends (as of January 1, 2024)

As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

i.

is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a "Listed Jurisdiction"); or

ii.	has a permanent establishment located in a Listed Jurisdiction to which the ordinary shares are attributable; or
iii.

holds the ordinary shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

iv.

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

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally, if the holder of ordinary shares is a Dutch Resident Entity, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2023).

Dutch Resident Individuals

If the holder of our ordinary shares is a Dutch Resident Individual, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch personal income tax at the progressive rates (with a maximum of 49.50% in 2023), if:

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

Taxation of savings and investments

(i)
The Dutch Resident Individual's assets and liabilities taxed under this regime, including the ordinary shares, are allocated over the following three categories: (a) bank savings, (b) other investments, including the ordinary shares, and (c) liabilities.
(ii)
The return (rendement) in respect of these assets and liabilities is calculated as follows (the return is at a minimum nil):

a) a deemed return on the fair market value of the actual amount of bank savings and cash on January 1 of the relevant calendar year; plus

b) a deemed return on the fair market value of the actual amount of other investments, including the ordinary shares, on January 1 of the relevant calendar year; minus

c) a deemed return on the sum of the fair market value of the actual amount of liabilities on January 1 of the relevant calendar year less the statutory threshold for liabilities (drempel).

(iii)
The return percentage (%) (rendementspercentage) is calculated as follows:

a) by dividing the return calculated under (ii) above by the net investment assets for the year of the Dutch Resident Individual; multiplied by

b) 100.

(iv)
The taxable base (grondslag sparen en beleggen) is calculated as follows:

a) the net investment assets for the year of the Dutch Resident Individual; minus

b) the applicable statutory threshold.

(v)
The taxable benefit for the year is equal to the taxable base calculated under (iv) above multiplied by the return percentage calculated under (iii) above.

For the calendar year 2023, the deemed returns for the investment categories mentioned under (ii) a) and c) above have been temporarily set at 0.36% and 2.57%, respectively. The definitive percentages for these investment categories for the year 2023 will be published in the first months of 2024 and will have retroactive effect to January 1, 2023. The deemed return applicable to the other investments (mentioned under (ii) b) above), including the ordinary shares is set at 6.17% for the calendar year 2023. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ordinary shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

Non-residents of the Netherlands

A holder of our ordinary shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch income tax in respect of income derived or deemed to be derived from our ordinary shares or in respect of capital gains realized on the disposal or deemed disposal of the ordinary shares, provided that:

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

Other Taxes and Duties

No Dutch documentation taxes (commonly referred to as stamp duties) will be payable by a holder of our ordinary shares in respect of any payment in consideration for the holding or disposal of our ordinary shares.

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

I.
Subsidiary information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion, see Note 17 to our consolidated financial statements included elsewhere in this Annual Report.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2022, our management, including our Chief Executive Officer and Principal Accounting Officer performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2021, we identified material weaknesses in the design of our internal control over financial reporting across the principles for each component of the COSO framework at the entity level (i.e. control environment, risk assessment, monitoring, information & communication and control activities) and accordingly, across our business and IT processes. The material weaknesses that we identified related to:

•
the lack of consistent and documented risk assessment procedures and control activities related to our financial reporting, among which a sufficient level of (management) review and approval, manual processes, roles and responsibilities, and adequate application and controls over information technology; and,
•
the lack of maintaining a sufficient complement of personnel commensurate with our accounting and reporting requirements, and able to: (i) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; (ii)analyze, record and disclose complex accounting matters timely and accurately, including share-based compensation arrangements and other non-routine transactions; (iii) design and maintain controls over the preparation and review of journal entries and financial statements, including maintaining appropriate segregation of duties.

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
-
further developing and implementing our formal policies, processes, and internal controls, relating to our key processes, including financial reporting; and
-
selecting a new accounting system that will be implemented in 2023 and that will improve the application controls over information technology and reduce the manual nature of execution of key controls throughout significant business processes.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Head of Finance and Principal Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, due to the material weaknesses described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D. Changes in Internal Control over Financial Reporting

Other than the changes to address our material weaknesses described above there have been no changes in internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees

Audit fees in 2022 and 2021 amounted to €811,876 and €480,000, respectively, and relate to audit services provided by our principal accountants in 2022 and 2021, respectively, PricewaterhouseCoopers Accountants N.V., in connection with our annual audit, quarterly review, review of registration statements and comfort letters for the Company.

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

Date: April 5, 2023

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Pharvaris N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Pharvaris N.V. and its subsidiaries (the ‘Company’) as of December 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ W. Voorthuijsen RA

PricewaterhouseCoopers Accountants N.V.

Amsterdam, The Netherlands, April 5, 2023

We have served as the Company’s auditor since 2020

Consolidated Statements of Loss and Comprehensive Loss

		Years ended December 31,
		2022	2021	2020
	Note	€	€	€
Research and development expenses	3	(57,375,574)	(35,789,166)	(19,508,101)
General and administrative expenses	4	(29,339,034)	(18,349,460)	(5,498,491)
Total operating expenses		(86,714,608)	(54,138,626)	(25,006,592)
Finance income / (expenses)	6	11,061,138	11,477,964	(1,062,363)
Loss before income tax		(75,653,470)	(42,660,662)	(26,068,955)
Income tax (expense) / benefit	7	(679,087)	(70,117)	83,251
Net Loss		(76,332,557)	(42,730,779)	(25,985,704)
Other comprehensive loss
Exchange gain / (loss) arising on translation of foreign operations		—	30,293	(4,365)
Total comprehensive loss attributable to:
Equity holders of the Company		(76,332,557)	(42,700,486)	(25,990,069)
Basic and diluted loss per share	19	(2.27)	(1.40)	(5.36)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Financial Position

		As at	As at
		December 31,	December 31,
		2022	2021
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	193,474	108,098
Right of use assets	9	432,965	243,251
Deferred tax assets	7	259,803	172,053
Current assets
Receivables	10	382,468	700,079
Other current assets	11	4,626,844	1,513,452
Cash and cash equivalents	12	161,837,429	209,353,132
Total assets		167,732,983	212,090,065
Equity and liabilities
Equity	13
Share capital		4,057,976	3,978,227
Share premium		289,177,197	278,742,900
Other reserves		20,169,459	9,774,416
Currency translation reserve		43,290	25,928
Accumulated loss		(164,188,892)	(87,568,401)
Total equity		149,259,030	204,953,070
Long term liabilities
Non-current lease liability	9	249,418	150,752
Current liabilities
Trade and other payables	14	6,685,080	2,490,572
Accrued liabilities	16	10,890,749	4,270,082
Current lease liability	9	187,404	99,432
Current tax payable		461,302	126,157
Total liabilities		18,473,953	7,136,995
Total equity and liabilities		167,732,983	212,090,065

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Shareholders' Equity

					Currency
		Share	Share	Other	translation	Accumulated	Total
	Notes	capital	premium	reserves	reserve	losses	Equity
		€	€	€	€	€	€
Balance at January 1, 2020		130,962	36,624,697	392,139	—	(18,474,250)	18,673,548
Net Loss		—	—	—	—	(25,985,704)	(25,985,704)
Issue of share capital	13	104,731	102,410,148	—	—	—	102,514,879
Transaction costs on issue of shares		—	(1,000,265)	—	—	—	(1,000,265)
Currency translation reserve		—	—	—	(4,365)	—	(4,365)
Share-based payments	18	—	—	1,587,736	—	—	1,587,736
Balance at December 31, 2020		235,693	138,034,580	1,979,875	(4,365)	(44,459,954)	95,785,829
Balance at January 1, 2021		235,693	138,034,580	1,979,875	(4,365)	(44,459,954)	95,785,829
Net Loss		—	—	—	—	(42,730,779)	(42,730,779)
Increase in par value		2,592,621	(2,592,621)	—	—	—	—
Issue of share capital	13	1,141,329	156,014,570	—	—	—	157,155,899
Transaction costs on issue of shares		—	(13,154,360)	—	—	—	(13,154,360)
Currency translation reserve		—	—	—	30,293	—	30,293
Settlement of share-based payments	18	8,584	440,731	(401,846)	—	(377,668)	(330,199)
Share-based payments	18	—	—	8,196,387	—	—	8,196,387
Balance at December 31, 2021		3,978,227	278,742,900	9,774,416	25,928	(87,568,401)	204,953,070
Balance at January 1, 2022		3,978,227	278,742,900	9,774,416	25,928	(87,568,401)	204,953,070
Net Loss		—	—	—	—	(76,332,557)	(76,332,557)
Issue of share capital	13	70,572	9,464,901	—		—	9,535,473
Transaction costs on issue of shares		—	(307,710)	—	—	—	(307,710)
Tax effect on transaction costs		—	257,734	—	—	—	257,734
Currency translation reserve		—	—	—	17,362	—	17,362
Settlement of share-based payments	18	9,177	1,019,372	(954,157)	—	(287,934)	(213,542)
Share-based payments	18	—	—	11,349,200	—	—	11,349,200
Balance at December 31, 2022		4,057,976	289,177,197	20,169,459	43,290	(164,188,892)	149,259,030

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

		Years ended December 31,
		2022	2021	2020
	Notes	€	€	€
Operating activities
Loss before tax		(75,653,470)	(42,660,662)	(26,068,955)
Non-cash adjustments to reconcile loss before tax to net cash flows/used in operations :
Share-based payment expense	5	11,349,200	8,196,387	1,587,736
Depreciation expense	8 & 9	152,941	77,370	7,401
Net foreign exchange (gain) / loss	6	(11,100,392)	(11,760,469)	1,350,592
Finance costs		39,254	267,700	98,678
Changes in working capital:
Decrease (increase) in receivables		317,612	(130,501)	(358,735)
(Increase) decrease in other current assets		(2,511,076)	239,875	(493,165)
Increase in trade and other payables		3,905,486	1,662,686	329,181
Increase (decrease) in accrued liabilities		6,664,878	(196,755)	2,094,322
Income taxes paid		(182,824)	(27,615)	—
Paid interest		(144,243)	(267,700)	(46,648)
Net cash flows used in operating activities		(67,162,634)	(44,599,684)	(21,499,593)
Investing activities
Purchase of property, plant and equipment	8	(124,296)	(130,032)	(42,977)
Net cash flows used in investing activities		(124,296)	(130,032)	(42,977)
Financing activities
Proceeds from issue of shares	13	9,609,865	156,825,699	102,514,879
Transaction costs		(839,970)	(13,154,360)	(1,314,078)
Payment of principal portion of lease liabilities		(119,527)	—	—
Net cash flows provided by financing activities		8,650,368	143,671,339	101,200,801
Net (decrease) increase in cash and cash equivalents		(58,636,562)	98,941,623	79,658,231
Cash and cash equivalents at the beginning of the year		209,353,132	98,628,871	20,326,372
Effect of exchange rate changes		11,120,859	11,782,638	(1,355,732)
Cash and cash equivalents at the end of the year	12	161,837,429	209,353,132	98,628,871

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.

1.1 Corporate information

The consolidated financial statements of Pharvaris N.V. (the "Company" or "Pharvaris") and its subsidiaries (collectively, "The Group") for the year ended December 31, 2022 were authorized for issue in accordance with a resolution of the directors on April 5, 2023.

Pharvaris N.V. was incorporated on September 30, 2015 and is based in Leiden, the Netherlands. The Company’s registered office is located at Emmy Noetherweg 2, Leiden. The Company has been registered at the Chamber of Commerce under file number 64239411.

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases.

1.2 Group information

Subsidiaries

The consolidated financial statements of the Group include:

			% of equity interest
Name	Legal seat	Country of incorporation	2022	2021
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%

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

2.2 Going concern

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. These therapies will need to go through clinical development trials to achieve regulatory approval for commercialization. Therefore, Pharvaris is incurring annual research and development and other operating costs, and has no revenues to date. As such, Pharvaris anticipates on-going negative operating cash flows for the foreseeable future before the company has a product candidate ready for commercialization, if at all. This makes the Group dependent on external capital sources, debt capital and equity capital. Historically, the Group has obtained financing primary through the offering of equity securities.

As of December 31, 2022 and 2021, the Group had cash and cash equivalents of €161.8 million and €209.4 million, respectively. The Group incurred net losses of €76.3 million, €42.7 million and €26.0 million in 2022, 2021 and 2020, respectively, and negative operating cash flows of €67.2 million, €44.6 million and €21.5 million in 2022, 2021 and 2020 respectively.

The Group does not expect positive operating cash flows in the foreseeable future and remains dependent on additional financing to fund its research and development expenses, general and administrative expenses and financing costs. The Group believes that the available cash balances are sufficient to execute the Group’s operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of these consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis.

The future viability of the Group is dependent on its ability to successfully develop and commercialize its products and its ability to raise additional capital to finance its operations. The Group will need to finance its operations through public or private securities offerings, debt financings or other sources, which may include licensing, collaborations or other strategic transactions or arrangements. Although the Group has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Group, if at all. If the Group is unable to obtain funding, the Group could be forced to delay, reduce, or eliminate some or all of its research and development programs for product candidates, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations.

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

2.4 Segment reporting

Operating segments are identified based on whether the allocation of resources and/ or the assessment of performance of a particular component of Group’s activities are regularly reviewed as a separate operating segment by Group’s Chief Operating Decision Maker, or CODM. By these criteria, the activities of Pharvaris are considered to be one segment which comprises the discovery, development and commercialization of oral bradykinin B2 receptor antagonists and the segmental analysis is the same as the analysis for Pharvaris as a whole. The Board of directors is identified as the CODM and reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance.

2.5 Foreign currencies

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates. The Group’s consolidated financial statements are presented in Euro, which is also the functional currency of Pharvaris N.V.

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

Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are recognized in the consolidated statements of loss and comprehensive loss.

2.8 Financial instruments Recognition and measurement

Financial assets

Initial recognition and measurement

Financial assets are initially measured at fair value. After the initial measurement, the gains and losses are either recognized in profit and loss, or recognized in other comprehensive income.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Financial assets are included in Group’s consolidated statements of financial position when Pharvaris becomes a party to the contractual provisions of the instrument.

Transaction costs of equity transactions are either accounted for as a deduction from equity, but only to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided or are deferred on the balance sheet until the equity instrument is recognized. The costs of an equity transaction that is abandoned are recognized as an expense.

Subsequent measurement

Financial assets are subsequently measured at amortized cost. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the asset is derecognized, modified or impaired.

For the year ended December 31, 2022, the Group had the following financial assets to be measured at amortized cost:

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

Subsequent measurement

After initial recognition, trade payables and accrued liabilities are subsequently measured at amortized cost. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

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

Convertible Preferred shares A, convertible preferred shares B and convertible preferred shares C

Preferred shares A, preferred shares B and preferred shares C have a dividend preference over ordinary shares. In addition, preferred shares A, preferred shares B and preferred shares C have an anti-dilution protection that is not applicable for ordinary shares. The anti-dilution protection is under the full control of the Group and does not affect the equity classification of the preferred shares A, preferred shares B and preferred shares C. Per December 31, 2022 there were no outstanding preferred shares.

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

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, using the Group’s incremental borrowing rate at commencement of the lease.

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

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease.

When the Group revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to be made over the revised term, which are discounted using an updated discount rate

2.14 Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax effects are recognized in the consolidated statements of loss and comprehensive loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

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

2.15 Share-based payment

The Company operates an equity-settled share-based compensation plan, under which it receives services as consideration for equity instruments (options or restricted stock units) of the Company. The fair value of these equity instruments granted in exchange for the services received from the participants is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options or restricted stock units granted. The fair value is measured at the date of grant using the Black-Scholes formula.

Service and non-market performance vesting conditions are included in the assumptions about the number of equity instruments that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. The Group recognizes the impact of the revision to previous estimates, if any, in the consolidated statements of loss and comprehensive loss, with a corresponding adjustment to equity.

When options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2.16 Expenses

Research and development expenses

Research activities undertaken with the prospect of gaining new scientific knowledge and understanding are expensed as incurred. Development expenses are capitalized only if the cost involved can be measured reliably, the product or process under development is technically feasible, future economic benefits are probable and the Group has the intention and resources to complete development and use or sell it. Due to the regulatory environment and other types of uncertainty, management has determined that the criteria for capitalizing development costs to intangible assets, as set out in IAS 38, have not been met and therefore the Group has not capitalized any development expenses in 2022 or 2021. See Note 3 for information relating to research and development expenses incurred in the reporting period.

At each balance sheet date, the Group estimates the level of services performed by the vendors and the associated cost incurred for the services performed.

General and administrative expenses

Expenses are recognized in Group’s consolidated statements of loss and comprehensive loss as expenses when incurred.

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

2.17 New and amended standards and interpretations

Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework (the 1989 Framework) with a reference to the current version issued in March 2018 (the Conceptual Framework) without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. Effective for annual periods beginning on or after January 1, 2022. The Group assessed the amendment and found no material impact for the year ended December 31, 2022.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment (PP&E), any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. Effective for annual periods beginning on or after January 1, 2022. The Group assessed the amendment and found no material impact for the year ended December 31, 2022.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs (e.g., the costs of direct labor and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfill the contract as well as costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. Effective for annual periods beginning on or after January 1, 2022. The Group assessed the amendment and found no material impact for the year ended December 31, 2022.

2.18 Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below.

The Group intends to adopt these standards, if applicable, when they become effective.

Non-current Liabilities with Covenants (Amendments to IAS 1)

On October 31, 2022, the IASB issued amendments to IAS 1 - Non-current Liabilities with Covenants. The amendment clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendment is effective for reporting periods beginning on or after January 1, 2024. The amendments are not expected to have a material impact on the Group.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts. In June 2020, the IASB issued amendments to IFRS 17. These amendments included changing the effective date to 2023. Effective for annual periods beginning on or after January 1, 2023. The amendments are not expected to have a material impact on the Group.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the Board issued amendments to IAS 8, in which it introduces a new definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. Effective for annual periods beginning on or after January 1, 2023. The amendments are not expected to have a material impact on the Group.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

Deferred tax related to Assets and Liabilities arising from a single transaction

On May 7, 2021 the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which specifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations as of initial recognition. The amendments clarify that no deferred tax exemption applies on such transactions on initial recognition. Therefore, companies are required to recognize the deferred tax effects thereon to the extent that the related assets or liabilities provide for offsetting temporary differences upon recognition date. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. The Group does not intend to adopt the early application and the amendments are not expected to have a material impact on the Group.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

On September 22, 2022, the IASB issued amendments to IFRS 16 - Leases. The amendment clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendment is effective for reporting periods beginning on or after January 1, 2024. The amendments are not expected to have a material impact on the Group.

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
•
That a right to defer must exist at the end of the reporting period
•
That classification is unaffected by the likelihood that an entity will exercise its deferral right
•
That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The amendments are not expected to have a material impact on the Group.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

On 31 October 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)' to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments are effective for reporting periods beginning on or after 1 January 2024.

On 31 October 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)' to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments are effective for reporting periods beginning on or after 1 January 2024.

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

Share-based payments

The Group has adopted an equity-settled share-based compensation plan, pursuant to which certain participants are granted the right to acquire ordinary shares of the Company. The grants made under this plan are accounted for in accordance with the policy as stated in Note 2.15. The total amount to be expensed is determined by reference to the fair value of the options or restricted stock units granted. The fair value of the options is measured at the date of grant using the Black-Scholes formula as further explained in Note 18.

The use of the Black-Scholes formula requires use of certain assumptions relating to the expected option life, the volatility of stock price, the determination of an appropriate risk-free interest rate and expected dividends.

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

3. Research and development expenses

	2022	2021	2020
	€	€	€
Personnel expenses (Note 5)	(13,334,350)	(7,988,096)	(2,951,323)
Clinical expenses	(27,653,658)	(16,944,557)	(8,748,748)
Nonclinical expenses	(4,853,822)	(3,891,479)	(3,322,590)
Manufacturing costs	(11,181,355)	(6,325,068)	(4,311,958)
License costs	—	(500,000)	—
Intellectual Property costs	(352,389)	(139,966)	(173,482)
	(57,375,574)	(35,789,166)	(19,508,101)

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

License costs consist of a milestone payment of €500,000 during 2021, which was paid to AnalytiCon upon commencement of Phase 2 development.

4. General and administrative expenses

	2022	2021	2020
	€	€	€
Personnel expenses (Note 5)	(13,484,996)	(7,033,913)	(1,490,674)
Consulting fees	(898,435)	(757,233)	(1,042,195)
Professional fees	(3,972,771)	(2,868,684)	(943,322)
Accounting, tax and auditing fees	(1,652,995)	(1,306,714)	(1,275,842)
Insurance, facilities and office expenses	(6,443,709)	(5,648,763)	(551,223)
Travel expenses	(1,105,961)	(143,582)	(26,773)
Other expenses	(1,780,167)	(590,571)	(168,462)
	(29,339,034)	(18,349,460)	(5,498,491)

In 2022 and 2021, the Group entered into a number of lease arrangements, which were assessed to be short-term leases (with a lease term of 12 months equaling its non-cancellable period).

Depreciation expenses of €38,920 (2021:€77,370; 2020:€7,401) related to property, plant and equipment and short-term leases is included in other expenses.

5. Personnel expenses

	2022	2021	2020
	€	€	€
Wages and salaries	(13,408,411)	(6,080,098)	(2,597,270)
Pension charges	(803,460)	(251,667)	(72,153)
Other social security charges	(1,258,275)	(493,857)	(184,838)
Share-based payments	(11,349,200)	(8,196,387)	(1,587,736)
	(26,819,346)	(15,022,010)	(4,441,997)

The number of staff (in FTEs) employed by the Group at December 31, 2022 was 65 (2021:34, 2020:14).

6. Finance income

	2022	2021	2020
	€	€	€
Foreign exchange differences	11,100,392	11,760,469	(963,685)
Interest expense	(16,105)	(267,510)	(92,470)
Other finance expenses	(23,149)	(14,995)	(6,208)
	11,061,138	11,477,964	(1,062,363)

Other finance expenses are mainly related to bank charges.

7. Income taxes

	2022	2021	2020
	€	€	€
Current income tax expense	(757,413)	(131,921)	(16,088)
Deferred tax benefit	78,326	61,804	99,339
Income tax benefit / (expense)	(679,087)	(70,117)	83,251

The current tax expenses for the year ended December 31, 2022 relates to the Company's U.S. and Dutch subsidiaries as the result of a cost-plus agreement between the U.S. and Dutch entities and the Group's principal entity in Switzerland resulting in a taxable profit in the U.S. and the Netherlands. For December 31, 2021 and 2020 it is fully related to the Company's U.S. subsidiary. For the year ended December 31, 2022, a tax benefit of €257,734 is additionally directly recognized in equity (2021 and 2020: €Nil)

Reconciliation of income tax benefit / (expense) at statutory tax rate and the income tax benefit / (expense) as reported in the consolidated statement of profit or loss and other comprehensive income is as follows:

	2022	2021	2020
	€	€	€
Loss before income tax	(75,653,470)	(42,660,662)	(26,068,955)
Income tax at statutory income tax rate in The Netherlands (25.8%)	19,518,595	10,665,166	6,517,239
Effect of tax rates in other countries	(10,823,383)	(7,482,832)	(4,855,980)
Recognition of previously unrecognized deferred tax assets	(554,853)	—	1,629,392
Current period losses for which no deferred tax asset has been recognized	(9,184,919)	(2,910,890)	(3,132,076)
Nondeductible expenses	383,153	(353,543)	(74,579)
Other	(17,680)	11,982	(745)
Income tax benefit / (expense)	(679,087)	(70,117)	83,251

The effective tax rate for 2022 is (0.9)% (2021: (0.2)%; 2020:0.3%).

Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.

The differences in the overseas tax rates are due to the higher tax rate in the USA and the lower tax rate in Switzerland compared to the statutory income tax rate in the Netherlands.

The Current period losses for which no deferred tax asset has been recognized consists of the unrecognized tax effect of losses incurred in Switzerland.

As a result of the profit incurred by the Dutch fiscal unity, losses previously not recognized are used, for which a recognition effect is considered.

Following discussions with the Dutch tax authorities in November 2022, the Company concluded that foreign exchange results should be allocated to the principal Company in Switzerland. As a result, the current losses for Switzerland are partly offset by the allocated foreign exchange results and the utilization of the previously unrecognized losses carry forward losses of the Dutch fiscal unity that are lower than estimated in the previous year. The Company did not recognize the tax benefit of the losses incurred in previous years.

The Group has tax loss carry-forwards as of December 31, 2022 of approximately €182.3 million (2021: €95.7 million; 2020: €43.3 million), that are available for offsetting against future taxable profits of the Companies in which the losses arose. A new Dutch tax law came into effect on January 1, 2022. Under the new tax law, profits in a given year can be offset against tax loss carry forwards for an unlimited period of time. The amount of the offset will be limited to 50% of taxable income (in excess of €1 million). Under Swiss law, losses can be offset against future income or capital gains for seven years.

Tax loss carry-forwards incurred in current and prior years will expire as follows:

	Switzerland	Netherlands	Tax losses
Year	€ million	€ million	€ million
2027	31.3	-	31.3
2028	57.5	-	57.5
2029	78.6		78.6
Unlimited	-	14.9	14.9
Total carry-forward losses	167.4	14.9	182.3

Deferred taxes

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses and deductible temporary differences can be utilized.

Deferred tax assets relating to losses carried forward have not been recognized, and deferred tax assets on deductible temporary differences in excess of deferred tax liabilities on taxable temporary differences have not been recognized in the consolidated statement of profit and loss and other comprehensive income for the Dutch fiscal unity.

As a result thereof Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses can be utilized.

Movements in deferred tax balances

	R&D	Fixed	Non-current provisions
	expenses	assets	and liabilities	Total
Deferred tax assets	€	€	€
At January 1, 2022	1,909,916	—	238,508	2,148,424
(Charged)/credited
- Profit or loss	(117,534)	—	49,354	(68,180)
- Currency translation differences	—	—	13,990	13,990
At December 31, 2022	1,792,382	—	301,852	2,094,234
Deferred tax liability
At January 1, 2022	—	(66,456)	(1,909,916)	(1,976,372)
(Charged)/credited
- Profit or loss	—	28,972	117,533	146,505
- Currency translation differences	—	(4,564)	—	(4,564)
At December 31, 2022	—	(42,048)	(1,792,383)	(1,834,431)
Net deferred tax assets at December 31, 2022				259,803

The total unrecognized deferred tax assets from temporary differences amounts to €8.7 million (2021:€23.8 million; 2020:€0.9 million).

8. Property, plant and equipment

	Notes	2022	2021
Net book value		€	€
As of January 1,		108,098	48,503
Additions		124,296	78,251
Depreciation expenses	4	(38,920)	(18,656)
As of December 31,		193,474	108,098

		2022	2021
Cumulative depreciation		€	€
As of January 1,		(26,606)	(7,950)
Depreciation		(38,920)	(18,656)
As of December 31,		(65,526)	(26,606)

		2022	2021
Cumulative Costs		€	€
As of January 1,		134,704	56,453
Additions		124,296	78,251
As of December 31,		259,000	134,704

During 2022, the Group acquired assets with a cost of €124,296 (2021:€78,251). The investments in property, plant and equipment, relate to equipment, tools and installations.

9. Leases

The following table provides information about the Group’s right of use assets:

	2022	2021
	€	€
As of January 1,	243,251	—
Additions	303,734	301,965
Depreciation charges	(114,020)	(58,715)
As of December 31,	432,965	243,251

The following table provides information about the Group’s lease liabilities at December 31, 2022:

	2022	2021
	€	€
Office leases	(436,822)	(250,184)
Total lease liability	(436,822)	(250,184)
Current Portion	(187,404)	(99,432)
Non-current Portion	(249,418)	(150,752)

The following table provides information about the maturities of the Company’s lease liabilities at December 31, 2022:

Years ending December 31,	Operating Leases
2023	221,651
2024	160,576
2025	96,228
Thereafter	-
Total lease payments	478,455
Less: imputed interest	41,633
Total lease liabilities	436,822
Current lease liabilities	187,404
Long-term lease liabilities	249,418

Office leases consists of a lease agreement entered into on June 1, 2021 for office space in Lexington, United States of America, or the U.S., and a lease entered into on December 1, 2022, for offices in Leiden, The Netherlands. Both leases have lease terms of three years and were assessed as being long-term.

The average incremental borrowing rate applied to the lease liabilities was 7.77% during the twelve months ended December 31, 2022 (December 31, 2021: 2.91%). Depreciation expense of €114,020 and €58,715 for the for the years ended December 31, 2022 and 2021 was incurred and is reflected in general and administrative expenses as determined by the underlying activities.

The total expense related to short-term and low-value leases in 2022 was €333,949 (2021: €275,052; 2020: €119,627) and is included in facility, communication, and office expenses

Cash outflows related to leases during the years ended December 31, 2022 and 2021 were €119,527 and €57,649, respectively.

10. Receivables

	2022	2021
	€	€
Trade receivables	—	8,451
VAT receivables	382,468	691,628
	382,468	700,079

11. Other current assets

	2022	2021
	€	€
Prepayments	4,044,255	1,507,753
Other assets	582,589	5,699
	4,626,844	1,513,452

Prepayments mainly relate to prepaid insurance, sign-on bonus to personnel, prepaid research and development expenses and rent.

Other assets per December 31, 2022 mainly consist of deferred transaction costs related to Group’s in-process equity financing (refer to note 13). The Company defers the transaction costs related to any in-process financing. Upon recognition of the equity instruments, the related transaction costs are deducted from share premium.

12. Cash and cash equivalents

	2022	2021
	€	€
Cash and cash equivalents	161,837,429	209,353,132
	161,837,429	209,353,132

The Cash and cash equivalents consist of bank balances and are not subject to any restriction. Of the cash on hand, €65,567 relates to guarantees.

13. Equity

On December 31, 2022, the Company’s authorized share capital amounted to € 14,100,000 divided into 58,750,000 ordinary shares and 58,750,000 preferred shares, each with a nominal value of (€0.12). As at December 31, 2022, the total number of issued shares was 33,816,459 (2021: 33,151,881; 2020:23,569,276). On December 31, 2022, the issued share capital totaled €4,057,976 (2021: €3,978,227).

In March 2022, the Company filed a Form F-3 Registration Statement and prospectus with the Securities and Exchange Commission relating to an at-the-market program providing for the sales from time to time of up to $75,000,000 of its ordinary shares pursuant to a Sales Agreement with SVB Securities LLC. During the year ended December 31, 2022, the Company sold a total of 588,100 ordinary shares in two different transactions under the sales agreement generating total net proceeds of $9,698,504 (€9.2 million), after deducting $299,954 (€308,000), which was payable to SVB Securities as commission in respect of such sales.

Ordinary shares hold the right to one vote per share.

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

	2022	2021
	Number of shares	Number of shares
Ordinary shares	33,816,459	33,151,881
	33,816,459	33,151,881

No dividend was distributed in 2022 or 2021.

The following describes the nature and purpose of each reserve within equity:

Share premium

The amount subscribed for share capital in excess of nominal value.

Other reserves

Other reserves consist of share-based payments reserve, which is used to recognize: the grant date fair value of options and RSUs issued to employees and consultants over the vesting period.

14. Trade and other payables

	2022	2021
	€	€
Trade payables	5,979,168	2,125,511
Tax and social security liabilities	705,912	365,061
	6,685,080	2,490,572

15. Financial assets and liabilities fair value

Fair values of cash, receivables, and current liabilities approximate their carrying amounts due to the short-term maturities of these instruments.

16. Accrued liabilities

	2022	2021
	€	€
Consulting, professional and audit liability	642,662	786,116
Clinical accrued liabilities	3,824,468	386,328
Manufacturing accrued liabilities	2,285,584	1,231,514
Pre-clinical accrued liabilities	885,030	398,468
Personnel related accruals	2,971,068	1,459,162
Other accrued liabilities	281,937	8,495
	10,890,749	4,270,082

17. Financial risk management

The Group’s principal financial instruments consist of cash and cash equivalents, receivables, trade and other trade payables. The financial instruments represent the Group’s working capital to serve the Group’s day-to-day operations.

The Group is exposed to market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group’s management manages each risk as discussed below.

Market risk

Currency risk

The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar and Swiss Franc. We received the proceeds from our financings in U.S. Dollars. We seek to minimize our exchange rate risk in our cash positions by taking into considerations market conditions and keeping currencies in which we expect to incur the majority of our near future expenses and make related payments from those positions.

For the year ended December 31, 2022, the Group recognized a foreign exchange gain of €11.1 million (2021: €11.5 million). The foreign exchange gain was primarily related to the U.S. dollar cash holding of its subsidiary and the associated strengthening of the U.S. dollar compared to euro during the year.

While the Group benefited from changes in foreign exchange rates in 2022 and 2021, it is possible that foreign exchange losses could occur in the future. Any occurrences of foreign exchange losses would negatively affect the Group and the effect could be material.

At December 31, 2022, if the U.S. dollar had weakened / strengthened by 10% against the euro with all other variables held constant, the cash balance would have been $7.2 million higher / lower, mainly related to the translation of cash held in U.S. dollar in the Company’s subsidiary, Pharvaris Inc., whose functional currency is euro as explained in note 2, “Summary of significant accounting policies”. For the year ended December 31, 2021, the fluctuation would have been $17.4 million higher / lower due to the large cash balance that was retained directly after the initial public offering in February 2021.

The Group keeps an amount of $72.3 million and CHF20.1 million on its bank accounts as of December 31, 2022.

Price risk

The market prices for the provision of nonclinical and clinical materials and services, as well as external contracted research may vary over time. The commercial prices of any of the Group’s products or product candidates are currently uncertain. The Group is not exposed to commodity price risk.

Interest risk

The Group has no borrowings and is therefore not exposed to changes in the interest rates on loans and borrowings. The Group has €161.8 million of cash on the balance sheet at December 31, 2022. The Group is implementing its treasury strategy to monitor the impact of changes in interest rates.

Credit risk

Credit risk arises from cash and other financial assets, including deposits with banks and financial institutions. Cash deposits and investments are placed only with accredited financial institutions. Credit risk is further limited by investing only in liquid instruments. The Group’s maximum exposure to credit risk for the components of the statements of financial position on December 31, 2022 and 2021 are the carrying amounts as illustrated in Note 12. There are no financial assets past due date or impaired.

Concentration of Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash. Cash deposits are placed only with reputable financial institutions with a credit rating of not less than A- (Standard & Poor’s). Credit risk is further limited by investing only in liquid instruments. As of December 31, 2022, cash consists of cash deposited with four financial institutions and account balances may exceed insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial strength of these institutions.

Liquidity risk

Liquidity risk is the risk that the Group might encounter difficulties in meeting the obligations associated with its financial liabilities, which are normally settled by delivering cash. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due.

As of December 31, 2022, the Company has cash and cash equivalents of €161.8 million.

On February 9, 2021, the Company completed its initial public offering (IPO) with total net proceeds of USD 176.9 million. On March 1, 2022, the Company entered into a sales agreement with SVB Securities LLC, or SVB Securities, pursuant to which the Company may sell ordinary shares having an aggregate offering price of up to $75 million from time to time through SVB Securities. As of December 31, 2022 the Company sold 588,100 shares under the sales agreement shares with a net proceeds of $9.7 million.

Based on the existing operating plan, anticipated working capital requirements and available capital sources, the Company believes that it can execute on strategy and realize liquidity planning and it is able to settle all expected liabilities for at least twelve months from the issuance date of these consolidated financial statements.

The Company may need additional funding in the future, which could possibly not be available to the Group at all or not at acceptable or favorable terms. This could lead to a situation where the Group would have to delay, reduce, or eliminate some or all of its research and development programs for product candidates, product portfolio expansion or commercialization efforts, which could adversely affect the business prospects, or continuation of operations.

The Group manages liquidity risks by holding appropriate reserves, taking timely action for future funding, as well as by monitoring forecasts and actual cash flows and reconciling the maturity profiles of financial assets and liabilities.

The below table summarizes the maturity profile of the Group’s accrued liabilities based on contractual undiscounted payments:

	Less than 12 months	1 to 5 years	Total
December 31, 2022	€	€	€
Trade and other payables	6,685,080	—	6,685,080
Accrued liabilities	10,890,749	—	10,890,749
	Less than 12 months	1 to 5 years	Total
December 31, 2021	€	€	€
Trade and other payables	2,490,572	—	2,490,572
Accrued liabilities	4,270,082	—	4,270,082

18. Share-based payments

In 2016, the Group implemented an Equity Incentive Plan, or the Plan, in order to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. This plan has been superseded by the 2021 long term incentive plan.

The main terms and conditions of the separate award agreements entered into under these Plans are provided below.

Stock Option Agreements

On January 1, 2021 the Company granted a total of 107,000 stock options to members of key management with an exercise price of €7,25 per share with a final exercise date of December 31, 2030 unless forfeited or exercised on an earlier date.

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

On June 25, 2021, the grant date fair value was determined for 88,000 stock options granted to a member of key management with an exercise price of €2.38 per share with a final exercise date of February 2, 2030 unless forfeited or exercised on an earlier date. Each month, 1/48 of the options will vest, with final vesting on February 4, 2024.

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

On January 1, 2022, a total of 70,000 stock options were granted to members of the board with an exercise price of $14.39 per share with a final exercise date of December 31, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on December 31, 2022 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

On April 1, 2022, a total of 552,500 stock options were granted of which 465,000 were granted to members of key management and 87,500 were granted to members of the board, with an exercise price of $18.14 per share with a final exercise date of March 31, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on March 31, 2023 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

On June 1, 2022, a total of 120,000 stock options were granted to members of key management with an exercise price of $17.98 per share with a final exercise date of May 31, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on May 31, 2023 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

The share-based payment expenses are recognized over the service period in the consolidated statements of loss and comprehensive loss. The share-based payment expense recorded for the years ended December 31, 2022, 2021 and 2020 that related to Options, amounted to €7,590,041, €7,008,923 and €1,410,101, respectively.

The following table illustrates the number and weighted average exercise prices of, and movements in, stock options during the year:

		Weighted		Weighted
		average		average
	2022	exercise price	2021	exercise price
	Number stock options	€	Number stock options	€
Outstanding January 1,	2,470,295	9.18	1,465,295	1.85
Granted	742,500	16.12	1,144,000	15.80
Exercised	(31,257)	2.38	(34,000)	2.38
Forfeited	—	—	(105,000)	16.67
Outstanding December 31,	3,181,538	9.69	2,470,295	9.18

Out of the total outstanding stock options of 3,181,538 at December 31, 2022 (2021: 2,470,295), 1,585,404 stock options were exercisable (2021: 469,630). The options outstanding at December 31, 2022 had an exercise price in the range of €0.01 to €16.78 (2021: €0.01 to €16.67) and a weighted-average remaining contractual life of 7.5 years (2021 weighted-average remaining contractual life of 8.0 years).

A total of 31,257 share options were exercised during the period ended December 31, 2022 (2021: 34,000) and had a weighted-average share price of €11.74 (2021:€38.75) at the date of exercise.

Restricted Award Agreements

In 2021 the Company granted a total of 175,991 RSUs to employees with a final vesting date four years later unless forfeited on an earlier date. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates. The fair value of the RSUs granted after the IPO is determined based on the closing share price on the grant date. The weighted-average grant date fair value of the RSUs granted in 2021 amounted to €17.0. The expenses are recognized over the service period in the consolidated statements of loss and comprehensive loss.

In 2022 the Company granted a total of 681,588 to employees with a final vesting date four years later unless forfeited on an earlier date. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates. The fair value of the RSUs granted after the IPO is determined based on the closing share price on the grant date. The weighted-average grant date fair value of the RSUs granted in 2022 amounted to €11.84. The expenses are recognized over the service period in the consolidated statements of loss and comprehensive loss.

The share-based payment expense recorded for the years ended December 31, 2022, 2021 and 2020 that related to RSUs, amounted to €3,759,159, €1,187,463 and €177,635 respectively.

The following table illustrates the number and weighted average purchase prices of, and movements in, RSUs during the year:

		Weighted		Weighted
		average		average
	2022	purchase price	2021	purchase price
	Number RSUs	€	Number RSUs	€
Outstanding January 1,	259,714	—	153,595	—
Granted	681,588	—	175,991	—
Vested	(65,846)	—	(57,372)	—
Forfeited	(79,762)	—	(12,500)	—
Outstanding December 31,	795,694	—	259,714	—

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

The input used in the measurement of the fair value per option at each grant/measurements date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	June 1,	April 1,	January 1,	July 1,	June 25,	June 25,	February 4,	January 1,
	2022	2022	2022	2021	2021	2021	2021	2021
					Option 1	Option 2
Number of options	120,000	552,500	70,000	150,000	14,000	88,000	873,000	107,000
Fair value of the options	€11.89	€11.50	€9.08	€10.50	€10.90	€13.73	€11.88	€5.06
Fair value of the ordinary shares	€16.88	€16.42	€12.65	€14.67	€15.46	€15.46	€16.69	€7.25
Exercise price	€16.88	€16.42	€12.65	€14.67	€16.74	€2.38	€16.69	€7.25
Expected volatility (%)	80%	80%	85%	85%	85%	85%	85%	85%
Expected life (years)	6.1	6.1	6.1	6.1	6.1	4.6	6.1	6.0
Risk-free interest rate (%)	3.0%	2.6%	1.4%	1.2%	1.2%	-0.5%	0.8%	-0.6%
Expected dividend yield	-	-	-	-	-	-	-	-

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

Outstanding options are not included in the calculation of diluted earnings per share because they are antidilutive in 2022, 2021 and 2020.

Basic and diluted loss per share

	December 31,	December 31,	December 31,
	2022	2021	2020
	€	€	€
Net Loss	(76,332,557)	(42,700,486)	(25,990,069)
Weighted average number of ordinary shares outstanding	33,585,976	30,411,902	4,850,000
Basic and diluted loss per share	(2.27)	(1.40)	(5.36)

20. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

Charité Research Organisation GmbH (Charité CRO)

Dr. Knolle, who has served as Chief Scientific Officer and Chief Operating Officer since its inception, was a member of the board of Charité Research Organisation GmbH, or Charité CRO until February 28, 2022. The Company has entered into a service contract with Charité CRO according to which Charité CRO provides services supporting research for the Company. In fiscal years 2022, 2021 and 2020, payments to Charité CRO with respect to this service contract amounted to €372,858, €608 and €1,025,795, respectively.

Key management personnel compensation

	2022	2021	2020
	€	€	€
Short term employee benefits	3,461,860	2,517,211	1,834,423
Post employee benefits	148,678	80,482	34,934
Share-based payments	6,524,726	6,269,218	860,117
Total	10,135,264	8,866,911	2,729,474

At the end of financial year 2020 an amount of €120,000 of short-term employee benefits was capitalized on the consolidated statements of financial position. This amount was recognized in the Group’s statements of profit or loss and other comprehensive income in 2021. As at 31 December 2022 and 2021, no short-term employee benefits have been capitalized.

The Group engages several management entities for the purpose of providing key management services to the Group. These management entities are considered related parties, as they provide key management services and the key management personnel have key management functions within these entities. Certain key management personnel are also shareholders of the Company. The aggregate amount of expense recognized in the consolidated statements of loss and comprehensive loss related to these related parties were €1,156,715 (2021:€1,101,280; 2020: €724,897).

The aggregate amounts payable to the related parties were €1,162,963 (2021: €1,586,157; 2020: €398,489).

21. Commitments and contingencies

This section provides additional information about items not recognized in the financial statements but could potentially have a significant impact on the Group’s financial position and performance.

Non-cancellable service contracts

The Group has entered into research and development commitments in relation to the developments of Group’s oral bradykinin B2 receptor antagonist.

Commitment for the minimum payments in relation to the non-cancellable service contracts are payable as follows:

	2023	2022
	€	€
Within one year	21,819,000	16,153,000
Later than one year but not later than five years	6,153,000	3,351,000
	27,972,000	19,504,000

On March 31, 2016, the Company entered into a license agreement (the “AnalytiCon License”) and a research agreement with AnalytiCon to collaborate for the development of an orally available bradykinin B2 receptor antagonist. Pursuant to the AnalytiCon

License, the Company acquired a worldwide, exclusive license from AnalytiCon to use (i) a certain proprietary substance class of bradykinin B2 receptor antagonists with the potential of oral activity (“OB2RA”) and (ii) any derivatives, improvements, analogs, isomers, metabolites, or conjugates therefrom (together “OB2RA Class”), in each case, for the purpose of developing, manufacturing and marketing compounds on a global basis from the OB2RA Class for the treatment of, among others, hereditary angioedema. Certain rights associated with deucrictibant, PHVS416 and PHVS719 are subject to the AnalytiCon License.

Under the AnalytiCon License, up to €10.5 million in aggregate potential milestone payments remain outstanding. In addition, the Company will be required to pay AnalytiCon low to medium single-digit tiered royalties on direct or indirect net sales of licensed products. The royalties that the Company is required to pay AnalytiCon under this agreement may be reduced on a country-by-country and product-by-product basis if sales of a generic version of a product account for 1% or more of the relevant market.

22. Contingent liabilities and contingent assets

The Group had no contingent liabilities and no contingent assets at December 31, 2022 and 2021.

23. Events after the reporting period

The Company has evaluated subsequent events through April 5, 2023, which is the date the consolidated financial statements were authorized for issuance, and did not identify any significant event after the reporting period that needs to be disclosed.

Signatories to the financial statements

Leiden, April 5, 2023

Pharvaris N.V.
Board of directors

/s/ D. Meeker	/s/ A.M. de Jonge Schuermans
D. Meeker	A.M de Jonge Schuermans

/s/ E. Björk	/s/ B.A.E. Modig
E. Björk	B.A.E. Modig

/s/ V. Monges	/s/ J.G.C.P. Schikan
V. Monges	J.G.C.P. Schikan

/s/ R. Glassman
R. Glassman