Form 20-F
period 2023-12-31
Pharvaris N.V.
filed 2024-04-10
CIK 1830487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Jennifer L. Lee, P.C.

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

The number of outstanding common shares as of December 31, 2023 was 52,290,212.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

Presentation of Financial and Other Information

We report under IFRS Accounting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the consolidated financial statements in this Annual Report were prepared in accordance with generally accepted accounting principles in the United States, or United States Generally Accepted Accounting Principles, or U.S. GAAP. We present our consolidated financial statements in euros and in accordance with IFRS, as issued by the IASB. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain statements that are or may be forward-looking statements with respect to us, our industry and our business that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this Annual Report, including statements regarding our future financial condition, results of operations and/or business achievements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•
uncertainty in the outcome of our interactions with regulatory authorities, including the U.S. Food and Drug Administration or FDA, with respect to clinical trials in the U.S. and our ability to resolve any issues to the satisfaction of the FDA or any regulatory agency in a timely manner;
•
the expected timing, progress, or success of our clinical development programs, especially for PHVS416 (immediate-release deucrictibant capsules) and PHVS719 (extended-release deucrictibant tablets), which are in late-stage global clinical trials;
•
our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1 and CHAPTER-1 Phase 2 study in ongoing and future nonclinical studies and clinical trials;
•
risks arising from epidemic diseases, such as the COVID-19 pandemic, which may adversely impact our business, nonclinical studies and clinical trials, the outcome and timing of regulatory approvals and the value of our ordinary shares;
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
•
our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products;
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
•
our expectations regarding the time during which we will be an emerging growth company under the JOBS Act or a foreign private issuer; and
•
changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war.

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

ENFORCEABILITY OF JUDGMENTS

We are organized and existing under the laws of the Netherlands. As such, under Dutch private international law, the rights and obligations of our shareholders vis-à-vis the Company originating from Dutch corporate law and our articles of association, as well as the civil liability of our officers (functionarissen) (including our directors and executive officers) are governed in certain respects by the laws of the Netherlands.

We are not a resident of the United States and our officers may also not all be residents of the United States. As a result, depending on the subject matter of the action brought against us and/or our officers, United States courts may not have jurisdiction. If a Dutch court has jurisdiction with respect to such action, that court will apply Dutch procedural law and Dutch private international law to determine the law applicable to that action. Depending on the subject matter of the relevant action, a competent Dutch court may apply another law than the laws of the United States.

Also, service of process against non-residents of the United States can in principle (absent, for example, a valid choice of domicile) not be effected in the United States.

Furthermore, most of our assets are located outside the United States. On the date of this Annual Report, (i) there is no treaty in force between the United States and the Netherlands for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters and (ii) both the Hague Convention on Choice of Court Agreements (2005) and the Hague Judgments Convention (2019) have entered into force for the Netherlands, but have not entered into force for the United States. Consequently, a judgment rendered by a court in the United States will not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that United States judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such United States judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a United States judgment is given binding effect, a claim based thereon may, however, still be rejected if the United States judgment is not or no longer formally enforceable. Moreover, if the United States judgment is not final (for instance when appeal is possible or pending) a competent Dutch court may postpone recognition until the United States judgment will have become final, refuse recognition under the understanding that recognition can be asked again once the United States judgment will have become final, or impose as a condition for recognition that security is posted.

A competent Dutch court may deny the recognition and enforcement of punitive damages or other awards. Moreover, a competent Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Finally, there may be specific other instances, including pursuant to anti-boycott rules and regulations, where Dutch law prohibits the recognition and enforcement of a United States judgment. United States investors may not be able, or experience difficulty, to enforce a judgment obtained in a United States court against us or our officers.

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
•
Our business and operations may be adversely affected by a variety of events outside our control, including, but not limited to, outbreaks of infectious diseases such as the COVID-19 pandemic and political instability such as the current conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war.
•
We are heavily dependent on the success of our product candidates PHVS416 and PHVS719, which are in late-stage development. We have released topline data from our RAPIDe-1 study demonstrating efficacy in our Phase 2 clinical trial for treatment of HAE attacks on demand using deucrictibant immediate-release (PHVS416) and topline data from our CHAPTER-1 study demonstrating efficacy in our Phase 2 clinical trial of deucrictibant for the prophylactic treatment of HAE attacks. We cannot give any assurance that either product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval, be commercialized, or be differentiated in the market. If we are unable to successfully commercialize our product candidates, or experience significant delays in doing so, our business, financial condition, results of operations and prospects would be materially adversely affected.

•
We may experience setbacks in our clinical trials, including delays in commencing, conducting or completing our clinical trials. Moreover, we have established proof-of-concept for deucrictibant in Phase 2 trials for both treatment and prophylaxis of HAE attacks. We have designed and advanced our future clinical development program based on these results as well as modelling of our results from those trials with additional in vitro and in vivo data and comparisons to published results for other currently available products from different trials. We may not be able to replicate these results or analyses in future clinical trials that assess the endpoints required to obtain regulatory approval or we may have inconclusive or negative results. Any setbacks in our clinical development program could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
•
If we are unable to obtain and maintain patent or trade secret protection for any products or product candidates we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any product candidates or technology we may develop may be adversely affected. Our competitors may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, sell, import or otherwise exploit our product candidates, processes or other technologies.
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
•
the progress and cost of our clinical trials, including payments of patient cost, clinical investigator cost and payments to Contract Research Organizations ("CROs") that are assisting with our sponsored clinical trials, and other research and development activities;
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

There can be no assurance that funding will be available in a timely manner, on favorable terms, or at all, or that such funds, if raised, would be sufficient to enable us to continue to implement our long-term business strategy. Also, general conditions in the global economy, including market volatility or other factors, could adversely impact our ability to access capital as and when needed. If we are unable to obtain sufficient funding in a timely manner or on commercially acceptable terms, we may have to delay, reduce the scope of, eliminate or divest clinical programs, partner with others or divest one or more of our activities, and consider other cost reduction initiatives, such as downsizing our operations, withholding initiation or expansion of clinical trials or research, and slowing down patient recruitment of clinical trials. In the event we are not able to generate sufficient funds, we may be unable to continue as a going concern and our business, financial condition and/or results of operations could be materially and adversely affected and could reduce the price of our ordinary shares and we may ultimately go into insolvency. In addition, any perceived or actual inability by us to finance our clinical development program and other business activities, including as a result of required milestone and royalty payments to third parties, may cause the market price of our ordinary shares to decline.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or technologies.

We have and may continue to seek additional funding through a combination of equity offerings, debt financings, collaborations and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. The incurrence of indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. In the event that we enter into collaborations and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third-party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of programs or cease operations altogether.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act requires management of public companies to develop and implement internal control over financial reporting and to evaluate the effectiveness thereof. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2023, we identified material weaknesses in the design of our internal control over financial reporting across the principles for each component of the COSO framework at the entity level (i.e. control environment, risk assessment, monitoring, information & communication and control activities) and accordingly, across our business and IT processes. The material weaknesses that we identified related to:

•
the lack of consistent and documented risk assessment procedures and control activities related to our financial reporting, among which a sufficient level of (management) review and approval, manual processes, roles and responsibilities, and adequate application and controls over information technology; and
•
the lack of us maintaining sufficient personnel commensurate with our accounting and reporting requirements, and our ability to: (i) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; (ii) analyze, record and disclose complex accounting matters timely and accurately, including share-based compensation arrangements and other non-routine transactions and (iii) design and maintain controls over the preparation and review of journal entries and financial statements, including maintaining appropriate segregation of duties.

Although several oversight and control activities are performed, not all activities are formalized and documented properly throughout the year. In addition, where control activities are dependent on information used in a control, we have not always performed or documented controls to determine the completeness and accuracy of such information. We also did not always have controls in place to monitor control activities and identify control deficiencies. During fiscal year 2023, we developed and implemented a remediation plan to address the material weaknesses identified in previous years. The remediation actions implemented during fiscal year 2023 mainly addressed the general setup for an Internal Control Over Financial Reporting system in (i) improving the composition and expertise of accounting and financial reporting personnel; (ii) further developing and documenting our scoping of key processes and risk and control matrices; (iii) finalizing our drafted formal policies on our internal controls system; (iv) implementing a new accounting system throughout fiscal year 2023 that became operational starting January 2024 which is improving the IT general controls environment, increasing the number of application controls and reducing the manual nature of execution of key controls throughout significant business processes; (v) developing a risk management policy to set out the processes, methods, and tools used to manage the risks within the Company and a risk inventory to grade the consequences and likelihood of occurrence of each risk and (vi) developing awareness and training plans for risk and control owners.

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

Our management is required to assess the effectiveness of our internal controls over financial reporting on an annual basis pursuant to SOX 404(a). However, our independent registered public accounting firm was not required to attest to the effectiveness of our internal control over financial reporting and will not be so required for as long as we are an “emerging growth company” under the JOBS Act. We could be an “emerging growth company” until December 31, 2026 (the last day of our fiscal year following the fifth anniversary of our initial public offering in February 2021) although depending on certain conditions related to our market capitalization and free float, we may lose "emerging growth company" status in 2024. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us as a U.S. public company and an assessment of the effectiveness of our internal control over financial reporting by an independent registered public accounting firm in accordance with the provisions of Section 404 could detect additional significant deficiencies or material weaknesses that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. Investors may lose confidence in the accuracy and completeness of our financial reports, which could cause the market price of our ordinary shares to decline and also restrict our future access to the capital markets.

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

On December 20, 2021, the OECD published the Global Anti-Base Erosion Model Rules (the "GloBE Rules"), also known as Pillar II. The GloBE Rules aim to impose a global minimum tax of 15% on multinational enterprises with a revenue in excess of €750 million. On December 22, 2021, the European Commission published a legislative proposal for Pillar II (the "EU Pillar II Directive"). The EU Pillar II Directive is largely aligned with the GloBE Rules. Some deviations were introduced to ensure compliance with EU treaties.

On December 15, 2022, the Council of the European Union formally adopted the EU Pillar II Directive. The EU Pillar II Directive aims at consistently implementing among all 27 member states the GloBE Rules. EU Member States had Income Taxes to transpose the EU Pillar II Directive into their national laws and will have to apply the Pillar II measures in respect of the fiscal years beginning on or after December 31, 2023. The Netherlands have transposed the EU Pillar II Directive into its national legislation with effect from December 31, 2023, pursuant to the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024).

We do not yet meet the revenue threshold for Pillar II of €750 million but (i) should this threshold be reduced or (ii) should our revenue increase, then the application of Pillar II could have a material adverse effect on our business, financial position and results of operations. We will continue to monitor the impact of Pillar II going forward.

Risks Related to the Development and Clinical Testing of Our Product Candidates

We have experienced, and may continue to experience, setbacks in our clinical trials, including as a result of the recently lifted clinical holds. Moreover, we have established proof-of-concept for deucrictibant in Phase 2 trials for both treatment and prophylaxis of HAE attacks. We have designed and advanced our future clinical development program based on these results as well as modelling of our results from those trials with additional in vitro and in vivo data and comparisons to published results for other currently available products from different trials. We may not be able to replicate these results or analyses in future clinical trials that assess the endpoints required to obtain regulatory approval or we may have inconclusive or negative results. Any setbacks in our clinical development program could have a material adverse effect on our business, financial condition, results of operations and prospects.

Clinical trials are expensive and complex. Each trial can take many years to complete and have uncertain outcomes. Failure of a product can occur at any stage of the testing, including later phases of clinical trials despite having progressed through preclinical and nonclinical studies and early phase clinical trials, for a variety of reasons, such as changes in formulation of the product, differences in patient populations, changes in trial and manufacturing protocols and complexities of larger, multi-center trials, among others. The results from nonclinical studies or early phase clinical trials of a product candidate may not predict the results that will be obtained in later phase clinical trials of the product candidate. For example, we have established proof-of-concept for deucrictibant in Phase 2 trials for both treatment and prophylaxis of HAE attacks. We have designed and advanced our future clinical development program based on these results as well as modelling of our results from those trials with additional in vitro and in vivo data and comparisons to published results for other currently available products from different trials. We may not be able to replicate these results or analyses in future clinical trials that assess the endpoints required to obtain regulatory approval. We, the FDA or other applicable regulatory authorities may suspend or terminate clinical trials of a product candidate at any time for numerous reasons, including, but not limited to, a belief that subjects participating in such trials are being exposed to unacceptable health risks or adverse side effects, or other adverse experiences or findings. For instance, in August 2022, we announced that the FDA has placed clinical holds on our clinical trials of deucrictibant in the U.S. under two Investigational New Drug, or IND, applications for the treatment of HAE (on-demand and prophylactic) based on its review of nonclinical data. The clinical hold letters stated that the nonclinical observations were unlikely due to B2 receptor antagonism, the primary mechanism of action of our compound. However, the FDA requested that we conduct an additional long-term rodent toxicology study and update the investigator’s brochure. Following review of data from a preplanned interim analysis of the ongoing 26-week nonclinical rodent study, the FDA lifted the clinical hold on the IND application for deucrictibant for the on-demand treatment of HAE in June 2023. In January 2024, the FDA lifted the clinical hold on the IND application for deucrictibant for the prophylactic treatment of HAE attacks following review of the full data set from the completed 26-week rodent toxicology study. While the clinical hold was lifted, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition, results of operation and prospects.

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
•
failure to recruit sufficient investigators or recruit and enroll sufficient subjects for our clinical trials in a timely manner or at all, including due to (i) pandemics such as the COVID-19 pandemic, (ii) the escalation of the ongoing conflict between Russia and Ukraine and (iii) the Hamas attack against Israel and the ensuing war;
•
delay or failure in having subjects complete a trial or return for post-treatment follow-up, including due to (i) pandemics such as the COVID-19 pandemic, (ii) the escalation of the ongoing conflict between Russia and Ukraine and (iii) the Hamas attack against Israel and the ensuing war;
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

Before commencing clinical trials, we are required to apply to country-level regulators before opening sites in their countries. If we are not able to timely receive their approval or enroll patients at sites in other countries, we may not be able to complete clinical trials on our anticipated timelines.

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

If we suffer any material delays, negative results or other setbacks in our clinical trials or nonclinical studies or if any of our clinical trials are put on clinical hold or terminated, we may incur increased costs or be unable to continue development of deucrictibant, including our product candidates PHVS416 and PHVS719, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are heavily dependent on the success of our product candidates PHVS416 and PHVS719, which are in late-stage development. We have released topline data from our RAPIDe-1 study demonstrating efficacy in our Phase 2 clinical trial for treatment of HAE attacks on demand using deucrictibant immediate-release (PHVS416) and topline data from our CHAPTER-1 study demonstrating efficacy in our Phase 2 clinical trial of deucrictibant for the prophylactic treatment of HAE attacks. We cannot give any assurance that either product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval, be commercialized, or be differentiated in the market. If we are unable to successfully commercialize our product candidates, or experience significant delays in doing so, our business, financial condition, results of operations and prospects would be materially adversely affected.

We do not have any drugs that have received regulatory approval and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenses for the foreseeable future will be devoted to the clinical development of our product candidates, PHVS416 and PHVS719, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates. To date we have data from preclinical studies, Phase 1 clinical trials in healthy volunteers, and Phase 2 trials in people living with HAE of deucrictibant in both treatment and prophylaxis of HAE attacks. However, we have not conducted a head-to-head comparison of icatibant or any other drug candidate to deucrictibant in a clinical trial. We have compared the published data for icatibant to data from our Phase 1 clinical trial of deucrictibant and Phase 2 trial of PHVS416 (RAPIDe-1). Accordingly, the value of comparisons to icatibant in this Annual Report may be limited because they are not derived from a head-to-head trial and they are from trials that were conducted under different protocols at different sites and at different times. Without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved. Future clinical trials may not confirm our analyses to date. The development of PHVS416 and PHVS719 has been and will continue to be a time-consuming and costly process and may leave us with insufficient resources to advance other programs and product candidates. We cannot be certain that any deucrictibant-containing product candidate, including PHVS416 and PHVS719, will receive regulatory approval or be successfully commercialized, even if we receive regulatory approval.

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

Our business and operations, including ongoing and planned clinical trials, may be adversely affected by a variety of events outside our control, including pandemics, epidemics or outbreaks of infectious diseases, such as the COVID-19 pandemic, and political instability, such as the conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war.

A wide variety of events beyond our control, including natural or man-made disasters, power shortages, fires, extreme weather conditions, pandemics, epidemics or outbreaks of infectious diseases, political instability or other events could disrupt our business or operations or those of our development partners, manufacturers, regulators or other third parties with whom we conduct business now or in the future. These events may cause businesses and government agencies to be shut down, supply chains to be interrupted, slowed, or rendered inoperable, and individuals to become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions. The spread of variants of infectious diseases, such as the COVID-19 virus, may interrupt, or delay, our clinical trial activities, regulatory reviews, manufacturing activities and supply chain. Infectious disease pandemics may delay enrollment in our clinical trials due to prioritization of hospital resources towards the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approvals and commercialize our product candidates. For example, in 2020, we experienced an approximate two-month delay in starting the enrollment of our now completed Phase 1 multiple ascending dose study of deucrictibant in healthy volunteers as a result of COVID-19. In addition, even with our distributed operations, employee vaccinations and our observation of social distancing measures, there remains the possibility that key personnel may become ill or are otherwise unable to work, which could affect our operations.

Moreover, unforeseen global events, such as the armed conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war, could adversely impact our business and operations. The invasion of Ukraine and the Hamas attack against Israel and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in regional conflicts and also adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our studies include a significant number of patients in Germany, Poland and Bulgaria, and we have a patient in Israel. A further escalation of the conflict in Ukraine and the Middle-East may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Our ability to conduct clinical trials in these regions may also become restricted under applicable sanctions laws, which may require us to identify alternative trial sites. Any of the foregoing could impede the execution of our clinical development plans, which could materially harm our business.

Disruptions at FDA, EMA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

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

Our current strategy includes developing an extended-release formulation for the deucrictibant prophylactic indication (PHVS719). To date, we have studied prospective extended-release formulation only in clinical studies in healthy volunteers. We are planning to conduct multiple dose study to assess the PK and safety of the final extended-release formulation. In future multiple dose studies, either in healthy volunteers or in HAE clinical studies, we may not observe the desired PK profile with the current or any extended-release formulation.

We have filed patent applications covering the specific formulation developed, as well as its use for the treatment of HAE. There can, however, be no assurance that such an extended-release formulation will be successfully developed in a timely manner, that adequate patent protection can be obtained or that any such formulation would provide us with a commercial advantage. If we are unable to develop this extended-release formulation on our own, we may need to in-license patented technology to do so. Many third parties have patents covering technologies and manufacturing processes needed to develop and make extended-release formulations and there can be no assurance that we would be able to obtain rights to such patents on attractive financial terms, if at all.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented and expenses for development of our product candidates could increase.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to demonstrate safety and efficacy. We are currently entering late-stage clinical trials: we have completed Phase 2 trials in the on-demand and prophylactic settings which have provided critical data for dose selection for late phase clinical trials. We do not know whether planned or ongoing clinical trials will enroll subjects in a timely fashion, require redesign of essential trial elements or be completed on our projected schedule. In particular, because we are focused on patients with HAE, which is a rare disease, our ability to enroll eligible patients in trials may be limited or may result in slower enrollment than we anticipate. In addition, competitors have ongoing clinical trials for product candidates being studied for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment can also be affected by a number of other factors including:

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

•
any delays and difficulties in enrollment due to the spread of an infectious disease, such as the COVID-19 pandemic;
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
•
decisions by the FDA, EMA and any comparable foreign regulatory authority, or recommendations by data safety monitoring boards, to suspend or terminate clinical trials at any time for safety issues or for any other reason; and
•
unacceptable risk-benefit profile, perceived or actual, or unforeseen safety issues or adverse effects.

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and nonclinical (animal) studies, they may not prove to be safe or effective in subsequent clinical trials. For example, the results of animal studies may not accurately predict human experience. Likewise, early clinical trials may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. In this Annual Report we discuss the potency of deucrictibant as shown in preclinical, Phase 1 clinical trials, and Phase 2 clinical trials (RAPIDe-1 and CHAPTER-1). Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy. We have released topline data from our RAPIDe-1 study demonstrating efficacy in our Phase 2 clinical trial for treatment of HAE attacks on demand using deucrictibant immediate-release (PHVS416) and topline data from our CHAPTER-1 study demonstrating efficacy in our Phase 2 clinical trial of deucrictibant for the prophylactic treatment of HAE attacks. The results of preclinical studies and early and mid-stage clinical trials, as well as data from interim analysis of ongoing clinical trials, may not be predictive of the results of ongoing or future clinical trials.

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

We are not permitted to conduct clinical trials with or market any product candidate until we obtain authorization from the appropriate regulatory authorities. We must obtain authorization for conducting clinical trials with any product candidate and for marketing any product candidate from the appropriate regulatory authority of each jurisdiction in which we wish to perform clinical trials or market our product candidates.

Since the 1990s, many companies have tried but failed to discover oral B2 antagonists, as the bradykinin-B2-receptor proved to be a difficult target for the development of orally available antagonists. Current treatment guidelines also recommend against the use of the traditionally used oral HAE medications, such as antifibrinolytics (tranexamic acid or epsilon aminocaproic acid), due to limited efficacy. As our product candidates are based on novel technologies, it is difficult to predict the time or costs associated with the regulatory approval process or be certain of our ability to successfully commence, conduct, and complete clinical development, or obtain the necessary regulatory and reimbursement approvals required for the commercialization of our product candidates PHVS416 and PHVS719. As discussed under “—Risks Related to the Development and Clinical Testing of Our Product Candidates—We may experience setbacks in our clinical trials, including delays in commencing, conducting or completing our clinical trials, as well as inconclusive or negative results, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects,” we or our partners may experience any number of unfavorable outcomes during or as a result of nonclinical studies and clinical trials which could delay or prevent regulatory approval of our product candidates, or negatively impact our management’s credibility, our value and our operating results.

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

We expect that market access constraints, pricing controls and discounting and other restrictions will become more acute as public and private payers continue to take aggressive steps to control their expenditures. These efforts and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and additional downward pressure on the price that we receive for any approved product, and any reduction in reimbursement from any government program may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenues, attain profitability, or commercialize our product candidates, if approved.

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

In addition, there are significant international laws that protect data privacy which we must adhere to. For example, we are subject to the EU General Data Protection Regulation, or the GDPR (as implemented by countries in the EEA), which applies extra-territorially and imposes onerous requirements on controllers (e.g., sponsors) and processors (e.g., CROs, laboratories, third-party vendors) of EEA personal data, including, for example: (i) accountability, transparency and accuracy requirements, and enhanced requirements for obtaining valid consent (separate and apart from informed medical consent); (ii) adhering to the principles of ‘privacy by design and by default’ when developing new products or services; (iii) complying with data minimization obligations; (iv) obligations in relation to the rights of data subjects; (v) ensuring that all processors that process personal data on our behalf have adequate protections in place; and (vi) reporting of personal data breaches to the supervisory authority without undue delay (and no later than 72 hours). The GDPR also prohibits the international transfer of personal data from the EEA to countries outside of the EEA unless made to a country deemed to have adequate data privacy laws by the European Commission or where a data transfer mechanism with appropriate safeguards has been put in place, such as the standard contractual clauses, or SCCs, and supplementary measures that provide privacy protections additional to those provided under SCCs. Further, the GDPR provides that countries in the EEA may establish their own laws and regulations further restricting the processing of certain personal data, including genetic data, biometric data, and health data. After assessing the severity and frequency of the EEA personal data processing activities we engage in, we appointed an external data protection officer that has expert knowledge of data protection law and practices and assists us with monitoring internal compliance with the GDPR.

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

We are a party to certain agreements, including clinical trial agreements and licensing agreements which contain liability or indemnification provisions under which we or the counterparty may claim damages. In the event we need to claim damages from a counterparty, we may not receive payments covering our damages in full, either because the applicable provision is unenforceable for any reason or because the counterparty is unable to pay (due to insolvency or otherwise). Although in many cases we try to limit our liability, such limitations may not be enforceable in certain jurisdictions or effective in the event that we need to pay damages and we nevertheless could become liable to make substantial payments. If we must make substantial liability payments under an agreement, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

As with all pharmaceutical products, use of our product candidates could be associated with side effects or adverse events, which can vary in severity and frequency. Side effects or adverse events associated with the use of our product candidates may be observed at any time, including in clinical trials or once a product is commercialized, and any such side effects or adverse events may negatively affect our ability to obtain regulatory approval or market our product candidates. Side effects or adverse events associated with the use of our product candidates could result in a label change, require us to perform additional studies or halt development or sale of these product candidates or expose us to product liability lawsuits, which will harm our business. We may be required by regulatory agencies to conduct additional nonclinical studies or clinical trials regarding the safety of our product candidates, which we have not planned or anticipated. For instance, we were required to conduct a 26-week rodent toxicology study to resolve the clinical holds placed by the FDA on clinical trials of deucrictibant in the U.S. We cannot provide any assurance that we will resolve any issues related to any product-related side effects or adverse events to the satisfaction of the FDA or any regulatory agency in a timely manner or ever, which could harm our business, prospects and financial condition.

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

If any of our product candidates receive marketing approval, we intend to market, sell and distribute them using our own commercial infrastructure. However, we have no experience in commercialization, selling and distributing pharmaceutical products or establishing a commercial organization. We may enter into collaborations with other entities to utilize their mature sales, marketing and distribution capabilities, but we may be unable to enter into commercialization agreements on favorable terms, if at all. If our future collaborative partners do not commit sufficient resources to commercialize our product candidates, if approved, or if we are unable to develop the necessary commercialization capabilities on our own, we will be unable to generate sufficient product revenues to sustain our business. Further, we may not have sufficient control or oversight over our future collaborative partners to ensure they sell and market our product candidates in compliance with all applicable law. In building our commercial infrastructure or commercializing our product candidates, if approved, we will be competing with other well funded companies that currently have or are building extensive commercial operations.

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

Our commercial success depends in significant part on obtaining and maintaining current and future patent protection, trade secrets and confidential know-how for our technologies, product candidates, the methods used to manufacture those product candidates and the methods for treating patients using those product candidates. We may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner. Our failure to obtain, maintain or extend patent protection or to protect trade secrets or confidential know-how could materially adversely affect our ability to compete and to exclude others from copying our processes and technologies.

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

If we or any third parties that develop or create any intellectual property for us are unable to secure necessary assignments or rights, including from investors, as applicable, then our rights to such intellectual property, and ultimately our ability to protect our candidate products, may be adversely affected.

It is also possible that we fail to identify patentable aspects of our research and development output in time to obtain patent protection. In addition, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates and technology. We cannot guarantee that any of our or our licensors’ patent searches or analyses, including but not limited to the identification of relevant patents, analysis of the scope of relevant patent claims or determination of the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and elsewhere that is relevant to or necessary for the development and commercialization of our product candidates in any jurisdiction. For example, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any licensed patents or pending patent applications (or claimed in any patents or patent applications that we may own in the future, if any), or that we were the first to file for patent protection of such inventions.

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

In addition, patents have a limited lifespan. For example, if renewal fees are paid in a timely manner, a European patent expires 20 years after its effective filing date. Similarly, if all maintenance fees are timely paid, a patent in the United States generally expires 20 years after its effective filing date. Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop in the United States, any patents we are issued in the future (if any) may qualify for a limited patent term extension if certain criteria are met (e.g., in case of significant delays during patent prosecution or during FDA approval for bringing a drug covered by a patent to market) under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. Specifically, the Hatch Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, in such an event we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In the European Union, an extension of the duration of protection for a pharmaceutical product on the basis of a supplementary protection certificate could be applied for after a valid market authorization is obtained and if the product is specifically covered by a basic patent in force. As a result, an additional term of protection could be obtained for the relevant product on top of the maximum lifespan of the patent. The term of the allowed extension varies, and in principle is at most five and a half years. Consequently, despite these general possibilities for obtaining a certain extension of the duration of protection based on a patent if certain criteria are met, the protection provided by a patent is limited in time.

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

In addition, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties and many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we (to the extent we are issued any patents covering our product candidates) or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business or we are unable to enforce a patent relevant to our business against a government agency or government contractor, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

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

Further, the America Invents Act created new procedures to challenge the validity of issued patents in the United States, including post grant review, inter partes review, and derivation proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third-party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any patents that we are issued in the future (if any) or our licensor’s patents are challenged by a third-party in such a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in a loss of the challenged patent right to us.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc., BRCA1-&BRCA2-Based Hereditary Cancer Test Patent Litigation, Mayo Collaborative Services v. Prometheus Laboratories, Inc., Promega Corp. v. Life Technologies Corp. and Abbvie Deutschland GmbH v. Janssen Biotech, Inc. have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, and the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we might obtain in the future. Any changes to patent law in the U.S. or other jurisdictions that impairs our ability to protect our deucrictibant and other product candidates that we may pursue could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our commercial success depends upon our ability to develop, manufacture, market, sell and distribute our product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. There is a risk that third parties may allege that our employees, consultants, independent contractors or the licensors have wrongfully used or disclosed trade secrets and we infringed, are infringing, or will infringe the proprietary rights of third parties because patents and pending applications belonging to third parties exist in the European Union, the United States and elsewhere in the world in the areas in which our research is conducted. Because patent applications take several years to complete, there may be currently pending applications, unknown to us, which may later result in issued patents that cover the development production, manufacture, commercialization or use of our product candidates and technology. In addition, the development production, manufacture, commercialization or use of our product candidates may infringe existing patents of which we are not aware. Even if we believe such claims of infringement are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize our product candidates and technology. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Even if we are successful in defending against such claims, litigation could be time-consuming and result in substantial costs and be a distraction to management.

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

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, commercialization or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to finance our business activities and to compete in the marketplace.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to various patent agencies over the lifetime of our licensed patents and/or applications and any patent rights we may own in the future. Patent agencies also require compliance with several procedural fee payments and other similar provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, we may not be able to prevent potential competitors from entering the market and this circumstance could have a material adverse effect on our business.

We may not be successful in obtaining necessary rights to any product candidates we may develop through acquisitions and licenses.

Many pharmaceutical companies, biotechnology companies, and academic institutions are competing with us and filing patent applications potentially relevant to our business. If patents issued to third parties contain valid claims that cover our product candidates or their manufacture or uses or assays relevant to our development plans, in order to avoid infringing these patents, we may be required or find it prudent to obtain licenses to these patents or to develop or obtain alternative technology. However, we may be unable to secure such licenses or otherwise acquire or license any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for product candidates we may develop. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate.

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
•
issued patents (if any) to which we may hold rights may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•
our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•
we may develop additional proprietary technologies that are not patentable;
•
the patents of others may harm our business; and
•
we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

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
•
certain U.S. state laws, as well as the General Data Protection Regulation, impose particular requirements regarding the processing of personal data especially when handling sensitive data, such as health information. Additionally, laws in all 50 U.S. states and the General Data Protection Regulation require in some circumstances businesses to notify relevant (Data Protection) Authorities and data subjects when a data breach has occurred;
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
•
U.S. state laws regulating pharmaceutical manufacturer compliance programs, commercialization-related activities, drug price transparency disclosures, and other practices; and
•
analogous foreign laws and regulations (for example, with respect to Dutch law, including but not limited to the anti-bribery, anti-corruption, anti-fraud and anti-forgery provisions).

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
•
production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•
business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters and weather-related events, including earthquakes, typhoons, floods and fires.

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

Risks Related to Legal Compliance Matters

Because we and our suppliers are subject to environmental, health and safety laws and regulations, we may become exposed to enforcement, liability and substantial expenses in connection with compliance or remediation activities which may adversely affect our business and financial condition.

Our operations, including our research, development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations, and possible permit obligations. These laws and regulations, including any permit obligations, govern, among other things, the controlled use, storage, handling, release and disposal of, and the maintenance of a registry for, hazardous materials and biological materials (goods and substances), chemicals, biological materials and biotechnology. Our operations produce hazardous waste products. We contract with licensed third parties for the disposal of these materials, substances and wastes. Apart from compliance with the applicable regulations, we may not be able to eliminate the risk of contamination or injury from these materials completely. In the event of contamination or injury resulting from any use of hazardous materials, we could be held liable for any resulting damages. We also could incur significant costs associated with civil, administrative and/or criminal fines and penalties for failure to comply with all of these laws, regulations, and associated compliance activities.

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

Regulatory and legislative bodies in the United States, Europe and elsewhere continue to focus on environmental policies relating to climate change, greenhouse gas emissions, carbon taxes and sustainable manufacturing, as well as human rights and equity matters, and disclosure regarding the foregoing, many of which policies may be ambiguous, inconsistent, dynamic or conflicting. We expect to experience increased restrictions, compliance costs, legal costs and expenses related to such new or changing legal or regulatory requirements, current and future environmental, health and/or safety compliance, remediation obligations and/or measurement obligations, in which case, our production and development efforts may be interrupted or delayed and our financial condition and results of operations may be materially adversely affected. Moreover, compliance with any such legal or regulatory requirements may require us to devote substantial time and attention to these matters. In addition, we could be subject to penalties or potential litigation if such laws and regulations are interpreted or applied in a manner inconsistent with our practices.

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

As of April 1, 2024, our significant shareholders beneficially owned ordinary shares representing approximately 59.01% of our outstanding ordinary shares. For more information regarding our significant shareholders, please see “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—A. Major Shareholders.”

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

Under our Articles of Association, our Board may decide that all or part of our profits shown in our adopted statutory annual accounts will be added to our reserves. After such reservation of any such profits, any remaining profits will be at the disposal of the general meeting at the proposal of our Board for distribution on our ordinary shares, subject to the applicable restrictions of Dutch law. Our Board is permitted, subject to certain requirements and applicable restrictions of Dutch law, to declare interim dividends without the approval of the general meeting. Dividends and other distributions shall be made payable no later than a date determined by the Board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

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

As of December 31, 2023, we had €391.2 million in cash and cash equivalents. Our management has broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our ordinary shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our ordinary shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

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

We had a total of 53,816,707 ordinary shares outstanding as of April 1, 2024. If our existing shareholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

We may take advantage of these provisions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company on December 31, 2026 (the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering in February 2021) or earlier if we have more than $1.235 billion in annual revenues, are deemed to be a “large accelerated filer” under the rules of the SEC, or issue more than $1.0 billion of nonconvertible debt over a three-year period. We may also choose to take advantage of some but not all of these reduced burdens. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this Annual Report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

The rights of shareholders in companies subject to Dutch corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Articles of Association, our internal rules and policies and by Dutch law. There can be no assurance that Dutch law will not change in the future or that it will serve to protect shareholders in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of our shareholders. The rights of shareholders and the responsibilities of members of our Board are in many ways different from the rights and obligations of shareholders and a board of directors in companies governed by the laws of United States jurisdictions. In particular, pursuant to Dutch law members of the Board are required to act in the interest of the Company and the sustainable success of its business, with an aim to creating long-term value, taking into account the interests of its employees, clients, shareholders and other stakeholders of the Company, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

Dutch corporate law and our Articles of Association contain or may contain provisions that may discourage, delay or prevent a takeover attempt, which could adversely affect the price of our ordinary shares.

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law.

In this respect, certain provisions of our Articles of Association may make it more difficult for a third-party to acquire control of us or effect a change in the composition of our Board. These include:

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

During a cooling-off period, our Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available at our office for inspection by shareholders and others with meeting rights under Dutch law and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

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

In the event of an issuance of our ordinary shares or a grant of rights to subscribe for ordinary shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. Our Board is authorized for a period of five years after our conversion into a Dutch public company with limited liability (naamloze vennootschap) to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and/or officers.

We are organized and existing under the laws of the Netherlands. As such, under Dutch private international law, the rights and obligations of our shareholders vis-à-vis the Company originating from Dutch corporate law and our articles of association, as well as the civil liability of our officers (functionarissen) (including our directors and executive officers) are governed in certain respects by the laws of the Netherlands.

We are not a resident of the United States and our officers may also not all be residents of the United States. As a result, depending on the subject matter of the action brought against us and/or our officers, United States courts may not have jurisdiction. If a Dutch court has jurisdiction with respect to such action, that court will apply Dutch procedural law and Dutch private international law to determine the law applicable to that action. Depending on the subject matter of the relevant action, a competent Dutch court may apply another law than the laws of the United States.

Also, service of process against non-residents of the United States can in principle (absent, for example, a valid choice of domicile) not be effected in the United States.

Furthermore, most of our assets are located outside the United States. On the date of this Annual Report, (i) there is no treaty in force between the United States and the Netherlands for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters and (ii) both the Hague Convention on Choice of Court Agreements (2005) and the Hague Judgments Convention (2019) have entered into force for the Netherlands, but have not entered into force for the United States. Consequently, a judgment rendered by a court in the United States will not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that United States judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such United States judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a United States judgment is given binding effect, a claim based thereon may, however, still be rejected if the United States judgment is not or no longer formally enforceable. Moreover, if the United States judgment is not final (for instance when appeal is possible or pending) a competent Dutch court may postpone recognition until the United States judgment will have become final, refuse recognition under the understanding that recognition can be asked again once the United States judgment will have become final, or impose as a condition for recognition that security is posted.

A competent Dutch court may deny the recognition and enforcement of punitive damages or other awards. Moreover, a competent Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Finally, there may be specific other instances, including pursuant to anti-boycott rules and regulations, where Dutch law prohibits the recognition and enforcement of a United States judgment. United States investors may not be able, or experience difficulty, to enforce a judgment obtained in a United States court against us or our officers.

Our articles of association designate specific courts as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Articles of Association provide for a federal forum selection provision stating that the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by applicable law, shall be the U.S. federal district courts. In principle, our shareholders will be bound by this arrangement, provided, however, that our shareholders cannot and will not be deemed to have waived compliance with U.S. federal securities laws and the rules and regulations thereunder. Our federal forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us or our directors, officers or employees, even though an action, if successful, might benefit our shareholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts, including the competent courts of the Netherlands and other courts within the United States, will enforce our federal forum selection provision. If our federal forum selection provision is found to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions and/or before other courts, which could adversely affect our results of operations and financial condition. Our federal forum provision may also impose additional litigation costs on our shareholders who assert that the provision is not enforceable or invalid. The competent courts of the Netherlands and the U.S. federal district courts may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favourable to us than our shareholders.

We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, and our assets and activities, we do not believe we were a PFIC in 2023 and we do not expect to be a PFIC for our current taxable year or in the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs. Whether we or any of our subsidiaries will be a PFIC in 2024 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty; because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Accordingly, there can be no assurance that we will not be a PFIC in 2024 or any future taxable year.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
History and development of the Company

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, deucrictibant (PHA121, PHA-022121), is a novel, small-molecule bradykinin-B2-receptor antagonist for the treatment of hereditary angioedema, or HAE. Bradykinin-B2-receptor inhibition is a clinically validated mechanism for the treatment of HAE, as demonstrated by icatibant, which is a bradykinin-B2-receptor antagonist approved in Europe in 2008 and in the United States in 2011 (as FIRAZYR). PHA121 demonstrated over 4000-fold selectivity for the bradykinin-B2-receptor when compared to approximately 170 other molecular targets, including the bradykinin-B1-receptor. We designed deucrictibant to improve upon the therapeutic profile of existing therapies and, through oral delivery, to provide patients with quality of life and ease-of-administration that is superior to current standard-of-care HAE treatments, which are injectables. We believe deucrictibant has the potential to provide a safe, effective and easy-to-administer option for both acute and prophylactic treatments of HAE, in the form of our PHVS416 (deucrictibant immediate-release (IR)) on-demand rapid exposure product candidate, and for prophylaxis of HAE, in the form of our PHVS719 (deucrictibant extended-release (ER)) small daily dose extended-release product candidate. We believe that our product candidates may address a broader range of angioedema attacks than other available treatments since deucrictibant blocks the actual signal that leads to angioedema (the interaction of bradykinin, or BK with the bradykinin-B2-receptor), rather than an upstream signal. By blocking the action of bradykinin, we can prevent its aberrant signaling regardless of the pathway that generates it.

In our completed Phase 1 trials to date, we have observed that deucrictibant was orally bioavailable and well tolerated at all doses studied, with approximately dose-proportional exposure. We also have successfully demonstrated proof-of-concept through a clinical pharmacodynamics, or PD assessment with the bradykinin challenge, which had been utilized as a validated surrogate assessment for dose selection in the icatibant development program.

We have demonstrated clinical efficacy and tolerability in a Phase 2 study (RAPIDe-1) treating attacks of HAE. The data allowed us to compare the projected therapeutic performance of deucrictibant with that of icatibant. However, we have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical study. We plan to efficiently progress deucrictibant through clinical development for on-demand and prophylactic use with our on-demand immediate-release product candidate, PHVS416, and prophylactic extended-release product candidate, PHVS719, respectively. We commenced our RAPIDe-1 Phase 2 clinical trial of PHVS416 in February 2021 and reported topline Phase 2 data for the acute treatment of patients with HAE attacks in December 2022. We have also demonstrated clinical efficacy and tolerability in a Phase 2 study (CHAPTER-1) for prophylaxis of HAE attacks. We commenced the CHAPTER-1 Phase 2 clinical trial for prophylaxis in 2021 using twice-daily dosing of the PHVS416 soft capsules and announced positive topline data in December 2023. Our primary objective with this trial was to assess the efficacy and safety profile of PHVS416 dose regimens for prophylactic treatments in HAE patients. In February 2022, we reported Phase 1 clinical data with PHVS719 demonstrating pharmacokinetics of the extended-release formulation and the potential for once-daily dosing. In healthy volunteers, a single dose of PHVS719 was well tolerated with an extended-release profile supporting once-daily dosing.

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

B.
Business Overview

Overview

Deucrictibant (PHA121, PHA-022121) is a novel, highly potent inhibitor and selective small molecule bradykinin-B2-receptor antagonist and, to our knowledge, the only orally available bradykinin-B2-receptor antagonist currently in development. Deucrictibant has been observed to be a potent inhibitor in vitro as assessed using human recombinant bradykinin-B2-receptors (150 pM); ex vivo as studied against endogenous bradykinin-B2-receptors in a human umbilical vein model (350 pM); and in vivo in the human bradykinin-challenge model (170 pM). Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy. PHA121 demonstrated over 4000-fold selectivity for the bradykinin-B2-receptor when compared to approximately 170 other molecular targets, including the bradykinin B1 receptor. We designed deucrictibant as a new chemotype with properties compatible with oral delivery. We are developing deucrictibant for the on-demand indication as PHVS416, which is delivered in a softgel capsule designed to rapidly treat symptoms with a single dose. We are also developing deucrictibant for the prophylactic indication as PHVS719, which is a small daily dose tablet with an extended-release formulation designed for the patient to maintain therapeutic levels for at least 24 hours and to achieve a steady-state plasma concentration within 72 hours. We have released topline data from our RAPIDe-1 study demonstrating efficacy and tolerability in our Phase 2 clinical trial for treatment of HAE attacks on demand using PHVS416 and topline data from our CHAPTER-1 study demonstrating efficacy and tolerability of deucrictibant for the prophylactic treatment of HAE attacks. CHAPTER-1 used twice daily dosing of PhVS416 for proof-of-concept. We intend to use PHVS719 extended-release deucrictibant in further trials and commercially for prophylaxis.

In our Phase 1 clinical trials to-date, we have observed rapid exposure and predictable linear pharmacokinetics, or PK, with and without food. In addition, we observed deucrictibant to be a potent antagonist of the bradykinin-B2-receptor, in vitro and in vivo with healthy volunteers. In our models based on PK data from our Phase 1 clinical trial of deucrictibant and published data for icatibant, both in the BK challenge assessment, deucrictibant was shown to be consistently 25-fold more potent at inhibiting the effects of administered bradykinin than icatibant on a molar basis. We have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical trial but have compared the published data for icatibant to data from our Phase 1 and Phase 2 clinical trials of deucrictibant. While we believe this comparison to icatibant to be useful and appropriate, the value of this and other comparisons to icatibant in this Annual Report may be limited because they are not derived from a head-to-head trial and they are from trials that were conducted under different protocols at different sites and at different times. Without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved.

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

In our Phase 2 placebo-controlled trial evaluating the efficacy and the safety and tolerability of deucrictibant for long-term prophylaxis against angioedema attacks in HAE type 1 and 2 (CHAPTER-1), a statistically significant and clinical meaningful reduction in mean monthly attack rate was observed compared to placebo-treated attacks. The study’s primary endpoint was met as 40 mg per day orally administered deucrictibant significantly reduced the mean monthly HAE attack rate by 84.5% compared to placebo.

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

Global sales of treatments for HAE in 2022 are estimated at approximately $2.7 billion based on publicly available information and, according to public research reports, are forecast to grow at an approximately 9% compound annual growth rate to $4.3 billion through 2027. Current approved products treat acute HAE attacks in an on-demand setting or seek to prevent or reduce future HAE attacks in a prophylactic setting. Each of these products generally works in one of the following ways: inhibiting the bradykinin-B2-receptor, replacing the deficiency in C1-INH activity, or inhibiting plasma kallikrein. Currently most standard-of-care therapies are administered by injection, which patients can find challenging despite their efficacy because these therapies often result in painful injection-site reactions (leading some patients to delay treatment and risk attacks), are time consuming to receive (as some need to be administered in a clinic), and are difficult to carry and/or store. We believe HAE patients need alternatives that better meet their objectives for ease of disease treatment, disease control, and improved quality of life. We anticipate that there will be strong interest in safe and effective, orally delivered, small-molecule treatments that can match or improve upon the efficacy profile of existing therapies.

Based on results observed from our four completed clinical trials to-date, we believe our product candidates that contain deucrictibant will demonstrate advantages and differentiation relative to currently approved HAE therapies and other oral therapies in clinical development. Deucrictibant’s bradykinin-B2-receptor-inhibition mechanism has a well-established clinical therapeutic profile in a currently approved product in the rapid treatment of acute HAE attacks. We have observed greater potency for deucrictibant compared to icatibant using a surrogate endpoint in the bradykinin challenge study, potentially resulting in both a smaller therapeutic dose and a longer duration of effect. We evaluated the PD and PK of deucrictibant in a bradykinin-challenge model in healthy subjects. The bradykinin challenge was validated as a surrogate assessment for dose selection in the original development program for icatibant, as reviewed by the FDA and the EMA. The clinical dose of icatibant established with the bradykinin challenge has demonstrated successful treatment of HAE attacks in multiple randomized clinical trials and over 10 years of clinical experience. We conducted a proof-of-concept clinical trial testing the effects of BK in healthy volunteers in our bradykinin-challenge trial, where we evaluated the effect of deucrictibant on cardiovascular parameters affected by bradykinin such as blood pressure, heart rate and cardiac output in healthy volunteers. We observed that deucrictibant was more potent in blocking the effects of BK in humans than icatibant, when comparing the deucrictibant results of the trial to published data on icatibant. The data from this trial allowed us to generate a PK/PD correlation model. Based on this model and published data on icatibant, we predict the duration of effect for a single oral dose of 12 mg deucrictibant to exceed that of 30 mg of icatibant and a single oral dose of 22 mg deucrictibant will cover the same duration of effect as two icatibant injections of 30 mg administered six hours apart. Furthermore, analysis based on the results from this trial suggest that therapeutic doses of deucrictibant may be at least 10-fold smaller than the doses required for oral kallikrein inhibitors in development. In addition, we believe that the observed PK profile of our compound demonstrates the potential of PHVS719 as a prophylactic treatment of HAE by achieving steady-state plasma concentrations within 72 hours. The BK-challenge data was generated in a Phase 1 clinical trial. The topline data from our deucrictibant Phase 2 RAPIDe-1 trial treating HAE attacks were consistent with the predictions of the BK challenge in both onset of symptom relief and duration of effect (use of rescue medication). However, we have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical trial but have compared the published data for icatibant to data from our Phase 1 clinical trial of deucrictibant. Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy.

In August 2022, the FDA placed a hold on the clinical trials of deucrictibant in the U.S. based on its review of nonclinical data. The FDA requested that Pharvaris conduct an additional long-term rodent toxicology study and update the Investigator’s Brochure. Pharvaris participated in a Type A meeting with the FDA to discuss paths to address the on-demand and prophylactic holds and aligned on a protocol for a 26-week rodent toxicology study. Following review of data from a preplanned interim analysis of the ongoing 26-week nonclinical rodent study, the FDA lifted the clinical hold on the IND application for deucrictibant for the on-demand treatment of HAE in June 2023. In January 2024, the FDA lifted the clinical hold on the IND application for deucrictibant for the prophylactic treatment of HAE attacks following review of the full data set from the completed 26-week rodent toxicology study.

Additional trials may be required by the FDA, EMA or other regulators even with positive data from RAPIDe-1 and CHAPTER-1. We are also planning to conduct a registration-directed trial in the on-demand setting and a registration-directed trial with patients who will be randomized to receive PHVS719 or placebo to assess safety and efficacy in HAE patients. In addition, we also plan to run an open-label extension study in the prophylactic setting with both rollover and non-rollover subjects to collect longer duration safety data.

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

We plan to develop separate products for on-demand and prophylactic use, PHVS416 and PHVS719 respectively, with both products utilizing the same active ingredient, deucrictibant. PHVS416 will be a softgel capsule, and PHVS719 will be an extended-release tablet. We reported topline data from our RAPIDe-1 Phase 2 clinical trial of PHVS416 in acute treatment in December 2022 and topline data from our CHAPTER-1 Phase 2 clinical trial in prophylaxis in December 2023. We also reported data from a Phase 1 clinical trial with PHVS719 in 2022 showing once-daily pharmacokinetics and tolerability of the extended-release formulation.

Expansion of the Portfolio

Our goal is to expand our portfolio with additional programs addressing other BK-mediated diseases, building on our strategic strength and expertise in the bradykinin-B2-receptor pathway. Our approach is to identify additional disease areas and indications with strong scientific rationale, high unmet medical need, a defined target population and significant differentiation potential. We are actively pursuing new synthesis, medicinal chemistry, and lead optimization to identify additional and/or follow-on product candidates. In collaboration and discussion with key opinion leaders, we are considering exploratory proof-of-concept studies to validate the potential of bradykinin-B2-receptor antagonism in new indications that could include cardiovascular, allergy and immunology and others.

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
•
Deucrictibant, compared to icatibant, the currently approved bradykinin-B2-receptor inhibitor, demonstrated higher preclinical potency in blocking bradykinin signaling at the bradykinin-B2-receptor, and good oral bioavailability and a longer half-life in humans, which has resulted in longer duration of the BK-blocking pharmacodynamic effect in humans;
•
We wholly own intellectual property – including granted and pending patent applications – covering deucrictibant and additional molecules, formulations and use; and
•
Our scientific experience allows us to leverage deep insight and experience in the bradykinin-B2-receptor pathway to expand our portfolio into other BK-mediated angioedema and BK-mediated diseases beyond angioedema.

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

The key elements of our strategy include:

•
Continue to advance deucrictibant through clinical development for on-demand treatment of HAE utilizing a fast-onset formulation, known as PHVS416. We intend to develop and commercialize PHVS416 as a fast-acting, orally available, potent inhibitor and selective treatment for acute HAE
•
Advance the development of deucrictibant for prophylactic treatment of HAE utilizing an extended-release formulation, known as PHVS719. We intend to advance PHVS719 through clinical development as an extended-release prophylactic treatment of HAE. We plan to leverage our clinical data and experience from the development of PHVS416 in the on-demand setting to expedite our efforts in the prophylactic setting. We expect the efficacy, safety and PK data from our Phase 2 trials RAPIDe-1 and CHAPTER-1 of PHVS416 to help select and refine our prophylactic dose for the PHVS719 clinical trials.
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

Hereditary Angioedema

Disease Overview

HAE is a rare and potentially life-threatening genetic condition. HAE is an autosomal dominant disease, meaning that a defect in only one copy of the gene leads to symptoms and that it occurs at similar rates in both males and females. It is mainly caused by one or more mutations (inherited or spontaneous) in the SERPING1 gene, which codes for the C1-esterase inhibitor protein C1-INH. Deficiency or malfunction of C1-INH leads to uncontrolled synthesis and activity of plasma kallikrein and unconstrained BK production. Excessive BK production is recognized to be the key mediator of symptoms in patients with HAE and manifests as edema attacks, most commonly in the limbs, face (lips and tongue), intestinal tract, urogenital region, and airways. HAE patients with a deficiency in C1-INH activity are classified as Type 1 or Type 2. Type 1 is the most common form and results in low levels of circulating C1-INH, and Type 2 results in production of a low function protein. An additional form of HAE, called normal C1-INH HAE, can occur in patients with normal levels of C1-INH for a variety of reasons including mutations in genes for Factor XIIa, plasminogen, angiopoietin-1 or kininogen-1. Moreover, bradykinin-induced acute attacks of angioedema can occur idiopathically in individuals for which a hereditary cause has not yet been identified. Excessive amounts of BK can also be caused by increased circulation of estrogens, reduced C1-INH levels due to underlying diseases, reduced elimination of BK, or through use of medications such as angiotensin-converting enzyme, or ACE, inhibitors and tissue plasminogen activator, or tPA.

Excessive BK generation and increased risks for edema attacks in HAE may occur during conditions associated with inflammation, infections, ischemia, and allergic reactions. Attacks often lead to discomfort, pain and nausea but can become life-threatening in the case of airway obstruction, with a 30% risk of asphyxiation if the attack remains untreated. The number and severity of attacks vary highly between patients, and the most severely affected patients can experience attacks every few days. Attacks can occur spontaneously although they often are associated with anxiety, stress, minor trauma, surgery, or illnesses. Commonly, patients are alerted to an impending attack by prodromal symptoms which include rash, fatigue, and muscle aches. The severity of attacks is unpredictable and not related to their underlying frequency. Airway swelling is particularly dangerous and can lead to death by asphyxiation. Although rare, at least half of HAE patients have experienced a life-threatening airway swelling attack and airway attacks remain a major cause of mortality in HAE patients. Swelling typically develops over 24 hours and resolves within five days without treatment. Symptoms typically present in young children and may take 5-10 years or until early adolescence or young adulthood to be diagnosed. HAE affects 1:50,000 to 1:10,000 individuals globally, or at least 6,600 patients in the U.S. and at least 8,900 patients in the EU.

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

Current Treatments and Their Limitations

There are currently two treatment approaches to the management of HAE: acute (on-demand) treatment of attacks and prevention of attacks with short-or long-term prophylactic therapy.

•
On-Demand Treatment: The currently approved products for treatment of acute HAE attacks are all injectable products and include C1-INH replacement products such as human plasma-derived C1-INH concentrates (BERINERT, CINRYZE, and CETOR) or recombinant human C1-INH (RUCONEST); the bradykinin-B2-receptor antagonist icatibant (FIRAZYR, and available as a generic product); and, the plasma kallikrein inhibitor ecallantide (KALBITOR), which has been known to cause allergic reactions including anaphylaxis and must be administered by a doctor or nurse in a healthcare setting. Human plasma-derived C1-INH concentrate products are isolated from donated human plasma and historically have been impacted by supply shortages. Subcutaneous, or s.c., icatibant is the only available bradykinin-B2-receptor antagonist indicated for treatment of acute HAE attacks Type 1 or Type 2 with C1-INH deficiency. In acute HAE attacks, icatibant has been shown to provide a significantly faster onset of relief than placebo (2.0 h versus 19.8 h). Icatibant is recommended as a first-line treatment option for the treatment of acute HAE attacks in patients with HAE.
•
Prophylactic Treatment: Currently approved prophylactic therapies for HAE include C1-INH replacement products, such as intravenously delivered CINRYZE and subcutaneously delivered HAEGARDA/ BERINERT 2000/3000 (both of which require twice-weekly injections); the monoclonal antibody plasma kallikrein inhibitor lanadelumab-flyo (TAKHZYRO); and the small-molecule plasma kallikrein inhibitor berotralstat (ORLADEYO). Current treatment guidelines recommend against the use of the traditional oral medications for HAE, such as antifibrinolytics (tranexamic acid or epsilon aminocaproic acid) for HAE due to their limited efficacy. Attenuated androgens (e.g., danazol, stanozolol, and oxandrolone) are recommended only as second-line treatments for the prevention of HAE attacks, since there are numerous contraindications, therapeutic class adverse events or AEs, and overall suboptimal control of HAE in many patients. The use of attenuated androgens is limited by numerous safety issues, including seborrhea, altered libido, depression, fatigue, menstrual abnormalities, and masculinization.

To our knowledge, there is one other angioedema-specific oral medication for on-demand use in clinical development. This kallikrein inhibitor, sebetralstat, is under development by Kalvista and has recently completed Phase 3.

We believe that the properties and mechanism of deucrictibant enable us to develop oral product candidates that will be generally more convenient for patients to take, without sacrificing efficacy for treatment or prevention of angioedema attacks.

Related indications to BK

In addition to Type 1 or Type 2 HAE, bradykinin is also an important mediator for other types of non-histaminergic angioedema, such as: hereditary angioedema with normal C1-INH and acquired angioedema (AAE) due to C1-INH deficiency. Unlike HAE Types 1 and 2, for other BK-mediated angioedema, an unclear pathophysiology and lack of consistent diagnostic criteria have limited the opportunity for the clinical investigation and new treatment development. Consequently, there are still no treatments approved for hereditary angioedema patients with normal C1-INH or AAE due to C1-INH deficiency, who are unresponsive to conventional antihistamine/glucocorticoid treatment and have a high unmet medical need for effective modern therapies. Recently clinical research for non-histaminergic angioedema has made significant progress. Similar to Type 1 or 2 HAE, the kinin pathway potentially plays a critical role in the underlying pathophysiology of non-histaminergic angioedema, for example, bradykinin has been shown to be elevated in plasma from non-histaminergic angioedema patients during acute attacks and several clinical reports indicate that icatibant has successfully treated acute attacks in either hereditary angioedema patients with normal C1-INH or AAE due to C1-INH deficiency patients. All these provide strong rationales to expand the development PHVS416 and PHVS719 to these types of BK-mediated angioedema and address the high unmet medical need.

To our knowledge, one kallikrein inhibitor (lanadelumab-flyo, injected subcutaneously) is in development for hereditary angioedema with normal C1-INH and this inhibitor has recently completed a Phase 3 clinical trial for prophylaxis.

Deucrictibant

Overview

Since the 1990s, many companies have tried but failed to discover oral bradykinin-B2-receptor antagonists, as the bradykinin-B2-receptor has proved to be a difficult target for the development of orally available antagonists. Historically, compounds targeting the bradykinin-B2-receptor with adequate potency have had physicochemical properties inconsistent with oral bioavailability. The bradykinin-B2-receptor is a G-protein coupled receptor (GPCR) that binds to the peptide bradykinin in an elongated fashion. It has been challenging to identify a small molecule that can bind in this pocket potently enough to compete with bradykinin while still being small enough with appropriate properties to demonstrate oral bioavailability. Starting with modeled structures of the bradykinin-binding pocket of the bradykinin-B2-receptor, we designed and synthesized a novel lead series (a set of molecules with the potential to be further optimized). Through our lead optimization program, we synthesized over 600 compounds to select a small molecule that is designed to fit in the bradykinin-binding pocket at the bradykinin-B2-receptor, preventing or halting its signaling activity, while also possessing desirable physicochemical properties and other profiling characteristics.

Bradykinin is the principal mediator of the signs and symptoms that represent acute HAE and other bradykinin-mediated angioedema attacks, acting as a potent and selective agonist of the bradykinin-B2-receptor.

In HAE and other bradykinin-mediated angioedema, contact activation triggers increased activity of plasma kallikrein, resulting in excessive breakdown of high-molecular-weight kininogen (HMWK) and increased production of cleaved HMWK (cHMWK) and bradykinin. Excessive bradykinin generation, as in HAE, promotes vascular permeability by activating the bradykinin-B2-receptor, leading to plasma extravasation and subcutaneous or submucosal tissue swelling typical of an angioedema attack.

As the figure below illustrates, treatment with deucrictibant, an orally bioavailable low-molecular weight, potent, competitive and selective antagonist of the human bradykinin-B2-receptor, is intended to block and prevent activation of the bradykinin-B2-receptor by elevated bradykinin levels and prevent or halt the angioedema process, with reduced or resolved swelling as a consequence. Deucrictibant therefore has the therapeutic potential for both acute on-demand treatment and long-term prevention of attacks in patients with bradykinin-mediated angioedema.

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
Bradykinin B2 receptor
Swelling
© 2022 Pharvaris

HMWK: high-molecular-weight kininogen; cHMWK: cleaved high-molecular-weight kininogen

Deucrictibant combines the preclinical selectivity of bradykinin-B2-receptor antagonism with oral bioavailability and acceptable exposure upon a single dose. Deucrictibant is being developed to become the first effective orally administered antagonist of BK activity with therapeutic potential for both acute on-demand treatment and long-term prevention of attacks in patients with HAE and other BK-mediated angioedema.

Deucrictibant is an orally bioavailable competitive antagonist of the bradykinin-B2-receptor with high affinity and high antagonist potency. Deucrictibant has been observed to be a potent inhibitor in vitro as assessed using human recombinant bradykinin-B2-receptors (150 pM); ex vivo as studied against endogenous bradykinin-B2-receptors in a human umbilical vein model (350 pM); and in vivo in the human bradykinin-challenge model (170 pM).

Deucrictibant demonstrated over 4000-fold selectivity for the bradykinin-B2-receptor when compared to approximately 170 other molecular targets including the bradykinin B1 receptor. As shown in the graphs below depicting mean arterial blood pressure (MABP) in a bradykinin challenge study in monkeys (back-translated from human), deucrictibant showed clear dose-dependent activity. While differences between human and monkey PK prevent direct extrapolation to human dose, deucrictibant demonstrated longer duration and faster onset of activity than injected icatibant in the same study. However, we have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical trial but have compared the published data for icatibant to data from our Phase 1 clinical trial of deucrictibant. While we believe this comparison to icatibant to be useful and appropriate, the value of this and other comparisons to icatibant in this Annual Report may be limited because they are not derived from a head-to-head trial and they are from trials that were conducted under different protocols at different sites and at different times. Without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved.

BK-Challenge in Nonclinical Animal Model

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

Findings were observed in the repeat-dose rat data package that were considered not to be related to bradykinin-B2-receptor antagonism. Based on review of these nonclinical findings, in 2022, the FDA put a clinical hold on trials of deucrictibant in the U.S. The FDA requested that Pharvaris conduct an additional long-term rodent toxicology study. Pharvaris aligned with the FDA on the protocol and completed a 6-month rat exploratory study to further investigate the findings and address the clinical holds. Following review of data from a preplanned interim analysis of the ongoing 26-week nonclinical rodent study, the FDA lifted the clinical hold on the IND application for deucrictibant for the on-demand treatment of HAE in June 2023. In January 2024, the FDA lifted the clinical hold on the IND application for deucrictibant for the prophylactic treatment of HAE attacks following review of the full data set from the completed 26-week rodent toxicology study.

Clinical Trial Program

Study Number	Short Description	Design	Status
Phase 1
C001	Single ascending dose (SAD) and BK challenge/SAD-proof of mechanism (POM)	Randomized, double-blind, placebo-controlled, single ascending dose to assess safety and proof-of-concept through BK-challenge	Completed
C002	SAD extension	Randomized, double-blind, placebo-controlled, single ascending dose to assess safety	Completed
C003	Absorption, metabolism, and excretion (mass balance)	Open-label, single dose 14 C-deucrictibant to characterize the absorption, metabolism, and excretion	Completed
C004	Drug-drug interaction (DDI)— CYP3A4 inhibitor (itraconazole) interaction	Open-label, single-sequence, crossover DDI study	Completed
C005	DDI—CYP interaction (cocktail)	Open-label, single-sequence, crossover DDI study	Completed
C006	Multiple ascending dose (MAD)	Randomized, double-blind, placebo-controlled, multiple ascending dose to assess safety and different doses	Completed
C009	Japanese PK bridging	Double-blind, randomized, single oral dose, two-period crossover comparing pharmacokinetics between Japanese and Caucasian volunteers	Completed
C010	Exploratory XR PK bridging	Open-label, randomized five-period crossover single-dose to assess bioavailability of two different extended-release formulations with and without food	Completed
C012	Hepatic impairment	Open-label, single dose to assess the effect of hepatic impairment on pharmacokinetics	Completed
C013	Renal impairment	Open-label, single dose to assess the effect of renal impairment on pharmacokinetics	Completed
C015	Confirmatory XR PK	Open-label, multiple doses to assess PK and safety of extended-release formulation	Ongoing
C016	DDI CYP3A4	Open-label, single-sequence, drug-drug interaction study to evaluate the effect of multiple oral doses of the moderate CYP3A4 inhibitor verapamil on the single dose PK deucrictibant	Ongoing
C018	XR Food Effect	Open-label, randomized, two-period, two-way cross-over study to assess the influence of a high-calorie, high-fat meal on the bioavailability of extended-release formulation	Ongoing
C019	XR multi-ethnicity study	Open-label, multiple dose study to compare PK of extended-release formulation between healthy Japanese, Chinese, and Caucasian volunteers	Ongoing
C020	Biovailability study	Open label, randomized, two-period, cross-over single-dose study under fasting condition	Planned

Phase 2/3
C201 RAPIDe-1	PHVS416 on-demand	Phase 2, randomized, double blind, placebo-controlled, dose ranging study to assess safety and efficacy	Completed
C303 RAPIDe-2	PHVS416 on-demand open-label extension	Phase 2/3, Extension Study to evaluate the safety of long-term on-demand treatment with deucrictibant for acute HAE attacks	Ongoing
C301 CHAPTER-1	PHVS416 prophylaxis

A two-part Phase 2, randomized, double blind, placebo-controlled dose ranging study to Part 1: assess safety and efficacy of prophylactic treatment with deucrictibant and Part 2: evaluate long-term safety and efficacy for prophylactic treatment with deucrictibant

Ongoing

C306 RAPIDe-3	PHVS416 on demand	A Phase 3, Randomized, Double-blind, Placebo-controlled, Cross-over Study of Oral Deucrictibant Soft Capsule for On-Demand Treatment of Attacks in Adolescents and Adults with Hereditary Angioedema	Ongoing
C305 CHAPTER-3	PHVS719 prophylaxis

A Phase 3, Randomized, Double-blind, Placebo-controlled Study of Orally Administered Deucrictibant Extended-Release Tablet for Prophylaxis to Prevent Angioedema Attacks in Adolescents and Adults with Hereditary Angioedema

Planned
C307 CHAPTER-4	PHVS719 prophylaxis open-label extension	A Phase 3, Long-term, Open-label Study of Orally Administered Deucrictibant Extended-release Tablet for Prophylaxis to Prevent Angioedema Attacks in Adolescents and Adults with Hereditary Angioedema	Planned

PHA121-C001 (SAD and BK challenge / SAD-POM)

Deucrictibant-C001 was a randomized, double-blind, placebo-controlled, single ascending dose and proof-of-concept study to examine the safety, tolerability, PK and PD of orally administered deucrictibant in healthy subjects. A total of 52 subjects received single ascending oral doses of deucrictibant up to 22 mg. The 16 remaining subjects received placebo. No adverse event, or AE, was reported as serious, no premature withdrawals due to AEs occurred and no severe AEs were reported. In addition, no clinically relevant fluctuations of blood pressure and no orthostatic hypotension linked to deucrictibant groups occurred. The overall incidence of AEs was similar between the placebo and deucrictibant. Treatment-related AEs were reported for three subjects who received deucrictibant (12 or 22 mg), all within the gastrointestinal system and of mild severity: upper abdominal pain, vomiting, and nausea. There were no apparent trends or dose-related changes in hematology, clinical chemistry, vital signs, or ECG.

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

Bradykinin Challenge Study

In addition, we also evaluated the PD of deucrictibant in a bradykinin challenge model, which was designed to demonstrate deucrictibant-mediated inhibition of the drop in blood pressure and increase in heart rate resulting from injection of a bradykinin bolus in healthy subjects. The bradykinin challenge is administered at specific intervals after the deucrictibant or placebo dose, and the inhibition of bradykinin-induced hemodynamic effects is a validated surrogate assessment that was used to select the dose in the original development program for icatibant, as reviewed by FDA and EMA. The clinical dose of icatibant established with the bradykinin challenge has demonstrated successful resolution of HAE attacks in randomized clinical trials and over 10 years of data post-approval.

In the bradykinin challenge, we assessed the inhibition of bradykinin effects at single doses of 12 and 22 mg deucrictibant. Bradykinin was injected intravenously before deucrictibant to calibrate each subject’s response, and then at 1, 4, 8, 12 and 24 hours after dosing with deucrictibant. We monitored cardiovascular responses at each time point (see figure above). At the same time, blood samples were drawn for PK assessment. Bradykinin injection induced a short-lasting transient change in mean arterial blood pressure, or MABP, heart rate, or HR, and cardiac output. In the presence of deucrictibant, this cardiovascular response was dampened to an extent depending on the plasma concentration of deucrictibant.

We conducted a PK/PD analysis using the same approach as used by FDA in their evaluation of icatibant. The composite EC50 and EC85 values estimated from the combination of each PD response associated with the BK challenge are provided in the table below. Deucrictibant demonstrated higher PD potency based on plasma concentrations (roughly four-fold) published for icatibant. Adjusting for the differences between molecular weight and plasma protein binding, we found that deucrictibant is 24-fold more potent (170 pM) in the bradykinin challenge model than icatibant (4.1 nM) on a molecule-by-molecule basis, consistent with our preclinical in vitro measurements.

Composite average	deucrictibant	icatibant
EC50 (ng/mL)	2.4	9.5
EC85 (ng/mL)	13.8	53.8

EC50: concentration at which compound induces a response half of its maximum possible response; EC85: concentration at which a compound induces 85% of its maximum response.

The data also allowed us to compare the projected therapeutic performance of deucrictibant with that of icatibant. However, we have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical trial but have compared the published data for icatibant to data from our Phase 1 and Phase 2 clinical trial of deucrictibant. While we believe this comparison to icatibant to be useful and appropriate, the value of this and other comparisons to icatibant in this Annual Report may be limited because they are not derived from a head-to-head trial and they are from trials that were conducted under different protocols at different sites and at different times. Without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved. Clinical trials have shown for icatibant that the therapeutic response of icatibant to treat an acute HAE attack wanes approximately 6 hours after dosing, coinciding with the drop in icatibant concentration below therapeutic levels due to the short half-life (1.4 hours) of the drug. More precisely, it was shown that icatibant plasma concentrations with a 75% probability to be above EC50 and a 50% probability to be above EC85 correlate with therapeutic efficacy.

Applying these criteria as exposure targets for deucrictibant leads us to project that due to deucrictibant’s longer half-life, we believe deucrictibant will stay above these therapeutic targets for much longer than icatibant. The 12 mg dose of deucrictibant showed rapid absorption and the plasma exposure then stayed above EC50 for 10-12 hours and above the EC85 for 7 hours, suggesting that this dose may be at least as effective as a 30 mg s.c. injection of icatibant. A 30 mg s.c. icatibant dose has been documented to effectively treat 93% of acute HAE attacks (Icatibant Outcome Survey, or IOS, study reference).

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

In conclusion, deucrictibant was well tolerated when administered orally at the doses tested without any dose-limiting toxicity. Deucrictibant was rapidly absorbed in either fasting or fed conditions and showed dose proportional PK for deucrictibant. The BK challenge demonstrated that deucrictibant potently blocks the effects of bradykinin-induced hemodynamic changes and provided the robust rationale for dose selection in future on-demand and prophylactic HAE trials.

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

PHA121-C301 (CHAPTER-1 prophylaxis)

PHA022121-C301 is a double-blind, placebo-controlled Phase 2 study evaluating the efficacy as well as the safety and tolerability of deucrictibant for long-term prophylaxis against angioedema attacks in HAE-1/2. In the study, 34 participants were enrolled globally and randomized to receive one of two doses of deucrictibant (20 mg/day or 40 mg/day) or placebo for 12 weeks of treatment. Deucrictibant immediate-release capsule (PHVS416) was dosed twice-a-day as a proof-of-concept for the once-daily deucrictibant extended-release tablet (PHVS719), which is the intended formulation for the prophylactic treatment of HAE. The open-label portion of the CHAPTER-1 study is ongoing at the 40 mg/day dose.

The study’s primary endpoint measured the time-normalized number of investigator-confirmed HAE attacks during the treatment period. The monthly attack rate was reduced by 84.5% (p=0.0008) compared to placebo in participants who received 40 mg/day deucrictibant. In the analysis of the secondary endpoints, deucrictibant demonstrated clinically meaningful improvement in the severity of attacks (92.3% reduction in occurrence of moderate and severe attacks) and a decrease in the number of attacks treated with on-demand medication (92.6% fewer attacks treated with on-demand medication). Participants on deucrictibant treatment also experienced a meaningful improvement in their quality of life.

Throughout 12 weeks of treatment in CHAPTER-1, both dose regimens of deucrictibant (20 mg/day and 40 mg/day) were well-tolerated. There were no serious adverse events, no severe treatment-emergent adverse events, and no adverse events leading to treatment discontinuation.

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

Based on the positive results of the primary analysis of RAPIDe-1, we have initiated the confirmatory global Phase 3 trial of PHVS416 in acute treatment of HAE attacks.

Prophylaxis Trials

Currently there is no bradykinin-B2-receptor antagonist available for HAE prophylaxis. Icatibant has a very short half-life and would require multiple injections each day, making it generally unsuitable for prophylactic use, especially with injection site pain reported for most patients.

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

Lanadelumab-flyo is a monoclonal antibody with the same target as ecallantide but with higher potency and longer half-life. Lanadelumab-flyo is used for prevention of attacks. Clinical trials and published literature correlate the steady-state concentrations of lanadelumab-flyo (relative to its EC50) to the observed prophylactic control of attacks. Based on the observed potency of deucrictibant in the bradykinin challenge, we believe we can utilize a similar concentration-above-EC50/EC85 approach to predict the required exposure of deucrictibant to control attacks prophylactically.

In addition to the RAPIDe-1 on-demand trial, we also conducted a clinical trial of PHVS416 to evaluate the effectiveness and safety profile for prophylaxis with bradykinin-B2-receptor-inhibition. In our CHAPTER-1 Phase 2 clinical trial, we aimed to achieve the concentrations desired for prophylactic activity with twice-daily dosing of the PHVS416 softgel capsules. The trial included an evaluation of HAE patients randomized to placebo or active doses for a 12-week period for prophylactic treatment and demonstrated that the monthly attack rate was reduced by 84.5% compared to placebo in patients who received 40 mg/day deucrictibant. Patients on deucrictibant treatment also experienced a statistically and clinically meaningful improvement for all secondary endpoints and their quality of life.

Based on the positive results of the primary analysis of CHAPTER-1, we plan to conduct a registration-directed randomized, placebo-controlled evaluation in HAE prophylaxis to provide the key efficacy and safety evaluation of prophylactic treatment. We anticipate that PHVS719, as described below, will be included in this pivotal trial, with doses selected based on the PK performance of PHVS719 in Phase 1 trials and CHAPTER-1 outcomes. Additional trials may be required by the FDA, EMA or other regulators even if we receive positive data from RAPIDe-1.

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

As of March 1, 2024, we own three U.S. patents, one European patent and 82 national/regional patents, including in Australia, India, Indonesia, Japan, Mexico, South Korea, France, Germany, Italy, Netherlands, Spain and United Kingdom, that expire on November 23, 2038 or later, and 62 pending patent applications worldwide, including five pending U.S. applications, 57 pending non-U.S. applications, including applications in Europe and Japan, and three pending PCT applications. The U.S. and national/regional patents and 23 of our pending patent applications contain composition-of-matter claims to the deucrictibant small molecule and derivatives thereof; deucrictibant is the active pharmaceutical ingredient (API) in, and therefore extends our patent applications to, our PHVS416 and PHVS719 product candidates. Each such patent application can generally be categorized into one of three patent families: (1) those relating to the novel bradykinin-B2-receptor antagonists, (2) those relating to the cyclic bradykinin-B2-receptor antagonists, and (3) those relating to the new cyclic bradykinin-B2-receptor antagonists. 11 of our pending applications contain claims directed to the use of deucrictibant in on- demand treatment of HAE and in prophylaxis for HAE, and accordingly extend the patent applications to methods of use of the PHVS416 and PHVS719 product candidates. The granted European patent and 22 of our pending patent applications contain claims directed to the formulation of our PHVS416 product candidate. Two of our applications that are pending in the U.S. and Europe contain claims directed to the crystal form of the API. Three pending international (PCT) applications and one pending national application are directly or indirectly directed to the formulation of our PHVS719 product candidate and its use in chronic or prophylactic treatment of HAE. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patent applications, if granted, will not expire until November 24, 2038. We also rely upon trade secrets that may be important to the development of our business. Trade secrets are difficult to protect and provide us with only limited protection. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any patents that may be issued in the future.

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

License Agreement

On March 31, 2016, we entered into a license agreement (the "AnalytiCon License"), and a research agreement with AnalytiCon to collaborate for the development of an orally available bradykinin-B2-receptor antagonist. Pursuant to the AnalytiCon License, we acquired a worldwide, exclusive license from AnalytiCon to use (i) a certain proprietary substance class of bradykinin-B2-receptor antagonists with the potential of oral activity ("OB2RA"), and (ii) any derivatives, improvements, analogs, isomers, metabolites, or conjugates therefrom (together, the "OB2RA Class"), in each case, for the purpose of developing, manufacturing and marketing compounds on a global basis from the OB2RA Class for the treatment of, among others, hereditary angioedema. Certain rights associated with deucrictibant, PHVS416 and PHVS719 are subject to the AnalytiCon License. In consideration for the license, we paid AnalytiCon a non-refundable up-front payment of approximately €0.3 million.

Under the AnalytiCon License, we are required to pay AnalytiCon one-time payments in an aggregate amount of up to €11.4 million upon the achievement of certain development, regulatory, and sales milestones. To date, we have paid AnalytiCon an aggregate amount of approximately €1.2 million (approximately €0.3 million up-front plus €0.9 million in milestone payments). Under the AnalytiCon License, up to €10.5 million in aggregate potential milestone payments remain outstanding. In addition, we will be required to pay AnalytiCon low to medium single-digit tiered royalties on direct or indirect net sales of licensed products. The royalties that we are required to pay AnalytiCon under this agreement may be reduced on a country-by-country and product-by-product basis if sales of a generic version of a product account for 1% or more of the relevant market.

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

Manufacturing and Supply

We currently have two CDMOs for the production of deucrictibant API. A robust and scalable synthetic route has been established. All raw materials can be purchased from multiple suppliers. We also collaborate with a leading CDMO for the manufacturing of the on-demand treatment product PHVS416. Another well-established CDMO produces the prophylactic treatment product PHVS719. The two CDMOs that manufacture both PHVS416 and PHVS719 are responsible for packaging and worldwide distribution of other commercial drug products.

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

Nonclinical Studies

Development of the product candidates starts with preclinical studies that enable the first-in-human clinical Phase I trial. The preclinical studies include tests for assessment of primary pharmacodynamics (the mode of action), secondary pharmacodynamics, safety pharmacology and general toxicity. Once in clinical development, additional nonclinical in vivo studies are conducted until adequate proof of safety is established (e.g., animal testing for reproductive and general toxicity and carcinogenicity). The conduct of the nonclinical tests and formulation of the compounds for testing must comply with regulations and requirements set by the Competent Authorities, including compliance with GLP. Acceptance of the nonclinical study packages by regulatory agencies is necessary for the initiation and progression of the product candidate through Phase 1, Phase 2, and Phase 3 clinical trials.

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

The FDA has 60 days from its receipt of an NDA to determine whether it will accept the application for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA must be resubmitted with the additional information and the resubmitted application also is subject to review before the FDA accepts it for filing. Once the FDA accepts the filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to standard review NDAs within ten months from the 60-day filing date. The review process may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. This late-submitted information is typically requested by the FDA.

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

The FDA may withdraw approval of a drug or indication approved under the accelerated approval pathway if e.g., the confirmatory trial fails to verify the predicted clinical benefit, the evidence demonstrates that the product is not shown to be safe and effective under the conditions of use, the applicant fails to conduct the post-approval trials with due diligence or the applicant disseminates false or misleading promotional materials related to the product.

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

Orphan Designation

An orphan drug designation qualifies the manufacturer for certain tax credits and may lead to market exclusivity for seven years following the date of the drug’s approval by the FDA. The FDA provides that a drug shall be designated as an orphan drug if its manufacturer can establish that the drug is for a condition that affects fewer than 200,000 individuals in the United States or when there is no reasonable expectation that the cost of developing and making available the drug for the disease or condition will be recovered from sales of the drug in the United States. More than one manufacturer may receive orphan drug designation for the same drug for the same rare disease or condition, but each manufacturer seeking orphan drug designation must file a complete request for designation.

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

U.S. Patent Term Restoration

A patent claiming a new product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. In addition, the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

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
•
Analogous State Laws—There are state law equivalents of the above federal laws, such as the Anti-Kickback Statute and the False Claims Act, which may apply to items and services reimbursed by any third-party payor, including commercial insurers (i.e., so-called “all-payor anti-kickback laws”).
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

We expect that these, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs.

Privacy and Information Security

We may be subject to privacy and data security regulations and legal requirements in the United States and Europe. As we become more dependent on information technologies to conduct our operations, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, may increase in frequency and sophistication. Our systems, servers and platforms and those of our service providers may be vulnerable to privacy and information security incidents such as data breaches, viruses or other malicious code, coordinated attacks, data loss, phishing attacks, ransomware, denial of service attacks, or other security or IT incidents caused by threat actors, technological vulnerabilities or human error. If we, or any of our vendors that support our IT or have access to our data, including any third-party vendors that collect, process and store personal data on our behalf, fail to comply with laws requiring the protection of personal information, or fail to safeguard and defend personal information or other critical data assets or IT systems, we may be subject to regulatory enforcement and fines as well as private civil actions. We may be required to expend significant resources in the response, containment, mitigation of cybersecurity incidents as well as in defense against claims that our information security was unreasonable or otherwise violated applicable laws or contractual obligations.

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

It is important to note, however, that HIPAA and HITECH only apply directly to “covered entities” (healthcare providers, health insurance plans, and healthcare clearinghouses) and “business associates” (third parties providing services to covered entities). Pharvaris, as a private pharmaceutical company sponsoring clinical research, is itself neither a covered entity nor a business associate within the meaning of these laws and their associated regulations. With that in mind, in respect of HIPAA and HITECH, the risk to Pharvaris primarily lies in the potential lack of compliance by investigators and their service providers may result in the regulators invalidating the sharing of personal health information between investigators and Pharvaris. In other words, the failure of Pharvaris’s research partners to comply with these laws could lead to the exclusion of important data from Pharvaris studies.

In addition, state laws in U.S. states, govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

We also may be subject to privacy and data security requirements in Europe. Any clinical trial programs we conduct or research collaborations we enter into in the European Economic Area, or EEA, may subject us to European data protection laws, including the EU General Data Protection Regulation 2016/679, or GDPR. We are subject to the GDPR (as implemented by countries in the EEA), which applies extra-territorially and imposes onerous requirements on controllers (e.g., sponsors) and processors (e.g., CROs, laboratories, third-party vendors) of EEA personal data, including, for example: (i) accountability, transparency and accuracy requirements, and enhanced requirements for obtaining valid consent (separate and apart from informed medical consent); (ii) obligations to consider data protection as any new products or services are developed and to limit the amount of personal data processed; (iii) obligations to comply with data protection rights of data subjects; (iv) ensuring that all processors that process personal data on our behalf have adequate protections in place; and (v) reporting of personal data breaches to the supervisory authority without undue delay (and no later than 72 hours). The GDPR also prohibits the international transfer of personal data from the EEA to countries outside of the EEA unless made to a country deemed to have adequate data privacy laws by the European Commission or where a data transfer mechanism with appropriate safeguards has been put in place, such as the standard contractual clauses, or SCCs, and supplementary measures that provide privacy protections additional to those provided under SCCs. Further, the GDPR provides that countries in the EEA may establish their own laws and regulations further restricting the processing of certain personal data, including genetic data, biometric data, and health data. After assessing the severity and frequency of the EEA personal data processing activities we engage in, we appointed an external data protection officer that has expert knowledge of data protection law and practices and assists us with monitoring internal compliance with the GDPR.

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
Small-or Medium-Sized Enterprise Status

In the European Union, manufacturers may benefit from further incentives, including administrative and procedural assistance and fee reductions when they are classified as a small-or medium-sized enterprises, or SME. Within the SMEs, medium enterprises are defined as those which employ between 50 to 249 persons and which have an annual turnover not exceeding €50 million or an annual balance sheet total not exceeding €43 million; a small enterprise is defined as an enterprise which employs between 10 to 49 persons and whose annual turnover or annual balance sheet total does not exceed €10 million; and a microenterprise is defined as an enterprise which employs fewer than 10 persons and whose annual turnover or annual balance sheet total does not exceed €2 million.

Administrative, regulatory and financial support is available to companies assigned the SME status by the EMA, including:

•
direct assistance by phone, email, teleconference or through briefing meetings on regulatory aspects of the pharmaceutical legislation;
•
fee exemptions and reductions for pre-and post-authorization regulatory procedures, including scientific advice, inspections and pharmaco-vigilance;
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

Our audited consolidated financial statements are included elsewhere in this Annual Report. These financial statements are prepared in accordance with the IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. GAAP.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, deucrictibant (PHA121, PHA-022121), is a novel, small-molecule bradykinin-B2-receptor antagonist for the treatment of hereditary angioedema, or HAE. Bradykinin-B2-receptor inhibition is a clinically validated mechanism for the treatment of HAE, as demonstrated by icatibant, which is a bradykinin-B2-receptor antagonist approved in Europe in 2008 and in the United States in 2011 (as FIRAZYR). PHA121 demonstrated over 4000-fold selectivity for the bradykinin-B2-receptor when compared to approximately 170 other molecular targets, including the bradykinin-B1-receptor. We designed deucrictibant to improve upon the therapeutic profile of existing therapies and, through oral delivery, to provide patients with quality of life and ease-of-administration that is superior to current standard-of-care HAE treatments, which are injectables. We believe deucrictibant has the potential to provide a safe, effective and easy-to-administer option for both acute and prophylactic treatments of HAE, in the form of our PHVS416 (deucrictibant immediate-release (IR)) on-demand rapid exposure product candidate, and for prophylaxis of HAE, in the form of our PHVS719 (deucrictibant extended-release (ER)) small daily dose extended-release product candidate. We believe that our product candidates may address a broader range of angioedema attacks than other available treatments since deucrictibant blocks the actual signal that leads to angioedema (the interaction of bradykinin, or BK with the bradykinin-B2-receptor), rather than an upstream signal. By blocking the action of bradykinin, we can prevent its aberrant signaling regardless of the pathway that generates it.

In our completed Phase 1 trials to date, we have observed that deucrictibant was orally bioavailable and well tolerated at all doses studied, with approximately dose-proportional exposure. We also have successfully demonstrated proof-of-concept through a clinical pharmacodynamics, or PD assessment with the bradykinin challenge, which had been utilized as a validated surrogate assessment for dose selection in the icatibant development program.

We have demonstrated clinical efficacy and tolerability in a Phase 2 study (RAPIDe-1) treating attacks of HAE. The data allowed us to compare the projected therapeutic performance of deucrictibant with that of icatibant. However, we have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical study. We plan to efficiently progress deucrictibant through clinical development for on-demand and prophylactic use with our on-demand immediate-release product candidate, PHVS416, and prophylactic extended-release product candidate, PHVS719, respectively. We commenced our RAPIDe-1 Phase 2 clinical trial of PHVS416 in February 2021 and reported topline Phase 2 data for the acute treatment of patients with HAE attacks in December 2022. We have also demonstrated clinical efficacy and tolerability in a Phase 2 study (CHAPTER-1) for prophylaxis of HAE attacks. We commenced the CHAPTER-1 Phase 2 clinical trial for prophylaxis in 2021 using twice-daily dosing of the PHVS416 soft capsules and announced positive topline data in December 2023. Our primary objective with this trial was to assess the efficacy and safety profile of PHVS416 dose regimens for prophylactic treatments in HAE patients. In February 2022, we reported Phase 1 clinical data with PHVS719 demonstrating pharmacokinetics of the extended-release formulation and the potential for once-daily dosing. In healthy volunteers, a single dose of PHVS719 was well tolerated with an extended-release profile supporting once-daily dosing.

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

In addition, the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries with respect to the invasion of Ukraine and the Hamas attack against Israel and the ensuing war have created global security concerns that could result in a regional conflicts and also adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our RAPIDe-1 and CHAPTER-1 studies include a significant number of patients in Germany, Poland, and Bulgaria, and we have a patient in Israel. A further escalation of the conflict in Ukraine may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Any of the foregoing could impede the execution of our clinical development plans.

Furthermore, in August 2022, the FDA placed a hold on the clinical trials of deucrictibant in the U.S. based on its review of nonclinical data. The FDA requested that Pharvaris conduct an additional long-term rodent toxicology study and update the Investigator’s Brochure. Pharvaris participated in a Type A meeting with the FDA to discuss paths to address the on-demand and prophylactic holds and aligned on a protocol for a 26-week rodent toxicology study. Following review of data from a preplanned interim analysis of the ongoing 26-week nonclinical rodent study, the FDA lifted the clinical hold on the IND application for deucrictibant for the on-demand treatment of HAE in June 2023. In January 2024, the FDA lifted the clinical hold on the IND application for deucrictibant for the prophylactic treatment of HAE attacks following review of the full data set from the completed 26-week rodent toxicology study.

A discussion of our financial condition and results of operations for the year ended December 31, 2022 can be found in our annual report on form 20-F, filed with the SEC on April 5, 2023.

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
•
nonclinical expenses, which include costs of our outsourced discovery and nonclinical development studies;
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
•
advisers’ fees, including discovery, nonclinical, clinical, chemistry, manufacturing, and controls-related and other consulting services;
•
intellectual property costs, which includes costs associated with obtaining and maintaining patents and other intellectual property; and
•
license costs.

We expect that our total research and development expenses will increase in 2024 as we continue to focus on the development of our product candidates PHVS416 and PHVS719, as well as explore potential expansion programs. We anticipate that research and development expenses will continue to increase as we continue to progress PHVS416 and PHVS719 through clinical development.

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

Clinical development timelines and associated costs may vary significantly and the successful development of our product candidate is highly uncertain. At this time, we cannot reasonably estimate the nature, timing, and estimated costs of the efforts, including patient recruitment and selection that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, our product candidates. Moreover, we cannot assure that we will be able to successfully develop or commercialize our product candidates, if approved for marketing. This is due to numerous risks and uncertainties associated with developing drugs. See “ITEM 3. KEY INFORMATION: — D. Risk factors.”

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
•
rental expenses, insurance, facilities and IT expenses and other general expenses relating to our operations; and
•
expenses related to the build-out of our commercial organization, including assessments of the HAE market landscape, pricing research and congress attendance.

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

The share-based payment expense recorded for the years ended December 31, 2023, 2022 and 2021 were €10.7 million, €11.3 million and €8.2 million respectively.

Comparison of the years ended December 31, 2023 and 2022

A discussion of the financial results for the year ended December 31, 2022 as compared to the year ended December 31, 2021 can be found in the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Financial operations overview—Comparison of the years ended December 31, 2022 and 2021” in our annual report on form 20-F, filed with the SEC on April 5, 2023.

Comparison of the years ended December 31, 2023 and 2022

The following table summarizes our loss for the periods indicated:

	For the year ended
	December 31,
	2023	2022	Change	%
	(in €)
Research and development expenses	(65,575,030)	(57,375,574)	(8,199,456)	14%
General and administrative expenses	(31,338,590)	(29,339,034)	(1,999,556)	7%
Total operating expenses	(96,913,620)	(86,714,608)	(10,199,012)	12%
Finance (expense) income	(2,912,643)	11,061,138	(13,973,781)	(126)%
Loss before income tax	(99,826,263)	(75,653,470)	(24,172,793)	32%
Income taxes	(1,048,805)	(679,087)	(369,718)	54%
Loss for the period	(100,875,068)	(76,332,557)	(24,542,511)	32%

Research and development expenses

	For the year ended
	December 31,
	2023	2022	Change	%
	(in €)
Personnel expenses	(19,132,307)	(13,334,350)	(5,797,957)	43%
Clinical expenses	(30,690,293)	(27,653,658)	(3,036,635)	11%
Nonclinical expenses	(8,977,187)	(4,853,822)	(4,123,365)	85%
Manufacturing costs	(6,500,986)	(11,181,355)	4,680,369	(42)%
Intellectual property costs	(274,257)	(352,389)	78,132	(22)%
Total research and development expenses	(65,575,030)	(57,375,574)	(8,199,456)	14%

Research and development expenses increased by €8.2 million in 2023, or 14% from €57.4 million for the year ended December 31, 2022 to €65.6 million for the year ended December 31, 2023.

For the years ended December 31, 2023 and 2022, personnel expenses were €19.1 million and €13.3 million, respectively. This represents an increase of €5.8 million, or 43%. The increase is mainly driven by the growth of the organization and yearly merit adjustments. Personnel expenses in 2023 included an amount of €4.6 million (2022: €4.2 million) of share-based compensation.

For the years ended December 31, 2023 and 2022, clinical expenses were €30.7 million and €27.7 million, respectively. This represents an increase of €3.0 million, or 11%. The increase in clinical expenses is primarily due to the expansion from the Phase 1 clinical program to our Phase 2 clinical program. The Phase 2 program involves two global, placebo-controlled clinical studies with dosing over multiple months. In addition, Open Label Extension studies have been initiated and have been running for the two programs.

For the years ended December 31, 2023 and 2022, nonclinical expenses were €9.0 million and €4.9 million, respectively. This represents an increase of €4.1 million, or 85%. The increase in nonclinical expenses is primarily due to the additional studies related to the 26-week rodent toxicology study intended to address the clinical hold in the U.S.

For the years ended December 31, 2023 and 2022, manufacturing costs were €6.5 million and €11.2 million, respectively. This represents a decrease of €4.7 million, or 42%. Manufacturing costs were lower mainly due to decreased expenses for drug substance manufacturing, which took place in 2022 as preparation for our clinical trials in 2023 and that resulted in lower manufacturing activities in 2023. Some activities, like pre-validation, were also postponed to 2024 due to emerging development activities.

General and Administrative Expenses

	For the year ended
	December 31,
	2023	2022	Change	%
	(in €)
Personnel expenses	(13,314,359)	(13,484,996)	170,637	(1)%
Consulting fees	(602,110)	(898,435)	296,325	(33)%
Professional fees	(4,689,462)	(3,972,771)	(716,691)	18%
Accounting, tax and auditing fees	(2,029,554)	(1,652,995)	(376,559)	23%
Insurance, facilities and office expenses	(6,031,513)	(6,443,709)	412,196	(6)%
Travel expenses	(1,797,588)	(1,105,961)	(691,627)	63%
Other expenses	(2,874,004)	(1,780,167)	(1,093,837)	61%
General and administrative expenses	(31,338,590)	(29,339,034)	(1,999,556)	7%

General and administrative expenses increased by €2.0 million, or 7% from €29.3 million for the year ended December 31, 2022 to €31.3 million for the year ended December 31, 2023. The increase in general and administrative expenses was mainly driven by the growth of our organization and increasing costs related to our commercial buildout.

For the years ended December 31, 2023 and 2022, personnel expenses were €13.3 million and €13.5 million, respectively. This represents a decrease of €0.2 million, or 1%. Personnel expenses in 2023 included an amount of €6.1 million (2022: €7.1 million) of share-based compensation. The increase of personnel expenses, net of share-based compensation is mainly driven by the growth of the organization and yearly merit adjustments.

Finance (expense) / income - net

Finance (expenses) income - net, for the year ended December 31, 2023 and 2022 were €(2.9) million and €11.1 million respectively, a change of €14.0 million. The amount mainly relates to unrealized foreign exchange gains and losses, which is mostly the result of translating the Company’s bank balances held in USD to EUR. The foreign exchange rates did not develop in favor of the Company in 2023.

Income taxes

The current period losses for which no deferred tax asset has been recognized, consists of the unrecognized tax effect of losses incurred in Switzerland. Following discussions with the Dutch tax authorities in November 2022, the Company concluded that foreign exchange results should be allocated to the principal Company in Switzerland. As a result, the current losses for Switzerland are partly exacerbated by the allocated foreign exchange results. The Company did not recognize the tax benefit of the losses incurred in previous years.

The Company and its subsidiaries have tax loss carry-forwards as of December 31, 2023 of approximately €325.0 million (2022: €182.3 million; 2021: €95.7 million), that are available for offsetting against future taxable profits of the Companies in which the losses arose. In the Netherlands, profits in a given year can be offset against tax loss carry forwards for an unlimited period of time. The amount of the offset is, however, limited to 50% of taxable income (in excess of €1.0 million). Under Swiss law, losses can be offset against future income or capital gains for seven years.

Critical accounting estimates and judgments

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for a description of our other material accounting policies. The preparation of our consolidated financial statements in conformity with IFRS requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

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

The input used in the measurement of the fair value per option at each grant/measurements date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	November 15,	April 6,	June 1,	April 1,	January 1,	July 1,	June 25,	June 25,	February 4,	January 1,
	2023	2023	2022	2022	2022	2021	2021	2021	2021	2021
							Option 1	Option 2
Number of options	90,000	846,000	120,000	552,500	70,000	150,000	14,000	88,000	873,000	107,000
Fair value of the options	€12.27	€5.92	€11.89	€11.50	€9.08	€10.50	€10.90	€13.73	€11.88	€5.06
Fair value of the ordinary shares	€15.12	€7.36	€16.88	€16.42	€12.65	€14.67	€15.46	€15.46	€16.69	€7.25
Exercise price	€15.12	€7.36	€16.88	€16.42	€12.65	€14.67	€16.74	€2.38	€16.69	€7.25
Expected volatility (%)	100%	100%	80%	80%	85%	85%	85%	85%	85%	85%
Expected life (years)	6.1	6.1	6.1	6.1	6.1	6.1	6.1	4.6	6.1	6.0
Risk-free interest rate (%)	4.6%	3.6%	3.0%	2.6%	1.4%	1.2%	1.2%	-0.5%	0.8%	-0.6%

Expected volatility in 2023, was based on the volatility of the Company and comparable peer group companies, while in prior periods expected volatility was based on an evaluation of the historical volatilities of comparable listed biotech-companies only. The expected life is based on Management’s best estimate of when the options will be exercised. The risk-free interest rate is based on the yield on German government Strip bonds or US Government bonds depending on whether the exercise price is in euros or in US dollars. The expected dividend yield is zero considering the stage of the Company.

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

B.
Liquidity and capital resources

Since inception, we have incurred significant operating losses. We incurred losses of €100.9 million during the year ended December 31, 2023 and €76.3 million during the year ended December 31, 2022. Since inception, we have not generated any revenues or net cash flows from sales. We will not receive any revenues or net cash flows from sales until we successfully develop a product candidate, obtain regulatory approval and successfully commercialize it. There is no assurance that we will be able to do so.

To date, we have relied on the issuance of equity securities and pre-funded warrants to finance our operations and internal growth.

From inception through December 31, 2023, we have raised the following capital:

•
issuance of 4,850,000 Common shares raising €0.2 million;
•
issuance of 5,242,850 Series A preferred shares raising €14.9 million(net of transaction costs);
•
issuance of 3,003,391 Series B-1 preferred shares raising €21.6 million (net of transaction costs);
•
issuance of 4,646,756 Series B-2 preferred shares raising €34.2 million (net of transaction costs);
•
issuance of 5,826,279 Series C preferred shares raising €67.2 million (net of transaction costs);
•
issuance of 9,511,075 ordinary shares raising €146.2 million (net of transaction costs);
•
issuance of 593,927 ordinary shares raising €9.3 million (net of transaction costs);
•
issuance of 6,951,340 ordinary shares raising €64.1 million (net of transaction costs); and

•
issuance of 11,125,000 ordinary shares and 1,375,000 pre-funded warrants raising €261.6 million (net of transaction costs).

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

As of December 31, 2023, we have sold a total of 593,927 ordinary shares under the sales agreement generating total net proceeds of $9.8 million (€9.3 million), after deducting $0.3 million (€0.3 million), which was payable to Leerink Partners, LLC as commission in respect of such sales. Our understanding is that SVB Securities was not impacted by the Silicon Valley Bank ("SVB") receivership proceedings.

In June, 2023, we sold a total of 6,951,340 ordinary shares, par value €0.12 per share, in a private placement at a purchase price of $10.07 per ordinary share. The sale generated total proceeds of $70.0 million (€64.1 million).

During December 2023, we entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners, LLC as underwriters, pursuant to which we agreed to issue and sell (i) 11,125,000 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 1,375,000 ordinary shares in an underwritten offering. The Offering closed on December 8, 2023, and we generated net proceeds of $282.0 million (€261.6 million), after deducting bank fees of $18.0 million (€16.7 million).

As of December 31, 2023 we held cash and cash equivalents of €391.2 million. Of the cash on hand, €65,567 relates to guarantees. We do not expect positive operating cash flows in the foreseeable future and remain dependent on additional financing to fund our research and development expenses, general and administrative expenses and financing costs. We believe that the available cash balances are sufficient to execute our operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of the consolidated statements of loss and comprehensive loss. Accordingly, the consolidated statements of loss and comprehensive loss have been prepared on a going concern basis.

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

In addition, while we seek to minimize our exposure to third-party losses of our cash and cash equivalents, we hold our balances in a number of large financial institutions. However, these institutions are subject to risk of failure. For example, in March 2023, the Federal Deposit Insurance Corporation was appointed as receiver for SVB. As of April 10, 2024, none of our cash and cash equivalents are held with SVB. All of our cash and cash equivalents are held with other large financial institutions, and we do not expect further developments with SVB to have a material impact on our cash and cash equivalents balance, expected results of operations, or financial performance for the foreseeable future. However, if there are issues in the wider financial system and if other financial institutions fail, our business and financial condition could be materially affected.

Cash Flows

Comparison for the years ended December 31, 2023 and December 31, 2022

A discussion of our cash flows for the year ended December 31, 2022 as compared to the year ended December 31, 2021 can be found in the section entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the years ended December 31, 2022 and 2021” in our annual report on form 20-F, filed with the SEC on April 5, 2023.

The following table sets forth our primary sources and uses of our cash and cash equivalents for each of the periods set forth below:

	For the year ended
	December 31,
	2023	2022	Change	%
	(in €)
Net cash flows used in operating activities	(93,049,093)	(67,162,634)	(25,886,459)	39%
Net cash flows used in investing activities	(89,984)	(124,296)	34,312	(28)%
Net cash flows provided by financing activities	325,393,000	8,650,368	316,742,632	3662%
Net increase (decrease) in cash and cash equivalents	232,253,923	(58,636,562)	290,890,485	(496)%
Cash and cash equivalents at beginning of period	161,837,429	209,353,132	(47,515,703)	(23)%
Effect of exchange rate changes	(2,859,715)	11,120,859	(13,980,574)	(126)%
Cash and cash equivalents at end of period	391,231,637	161,837,429	229,394,208	142%

Operating activities

Net cash flows used in operating activities, reflects our results for the period adjusted for, among other things, depreciation, unrealized foreign exchange results, share-based compensation arrangements, changes in working capital and accruals.

Net cash flows used in operating activities increased by €25.9 million or 39%, from €67.2 million for the year ended December 31, 2022 to €93.0 million for the year ended December 31, 2023. The change is primarily due to the increase in research and development expenses and other operating expenses and to progression made in the development programs and the growth of our organization.

Investing activities

Net cash flows used in investing activities are substantially unchanged for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Financing activities

Net cash flows provided by financing activities increased by €316.7 million from €8.7 million for the year ended December 31, 2022 to €325.4 million for the year ended December 31, 2023. Net cash provided by financing activities in the year ended December 31, 2023 consisted primarily of the receipt of €342.9 million received from the sale of ordinary shares and pre-funded warrants, offset by transaction costs of €17.3 million and the payment of principal portion of lease liabilities of €0.2 million. Net cash provided by financing activities in the year ended December 31, 2022 consisted primarily of the receipt of €9.6 million received from the sale of ordinary shares, offset by transaction costs of €0.8 million and the payment of principal portion of lease liabilities of €0.1 million.

Disclosure of contractual obligations

The Group has entered into research and development commitments in relation to the development of the Group’s oral bradykinin-B2-receptor antagonist amounting to a total of €49 million as of December 31, 2023 (2022: €28 million), of which €44.8 million is committed in the year ending December 31, 2024. The amount for research and developments commitments does not include potential milestone fees, sublicense fees, royalty fees, licensing maintenance fees, and reimbursement of patent maintenance costs that we may be required to pay under the agreement we have entered into with AnalytiCon to license intellectual property.

Under the AnalytiCon License, up to €10.5 million in aggregate potential milestone payments remain outstanding. In addition, we will be required to pay AnalytiCon low to medium single-digit tiered royalties on direct or indirect net sales of licensed products. The royalties that we are required to pay AnalytiCon under this agreement may be reduced on a country-by-country and product-by-product basis if sales of a generic version of a product account for 1% or more of the relevant market. We have not included such potential obligations because they are contingent upon the occurrence of future events and the timing and likelihood of such potential obligations are not known with certainty. For further information regarding this agreement and amounts that could become payable in the future under this agreement, please see “ITEM 4. INFORMATION ON THE COMPANY -- B. Business Overview-License Agreement.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and senior management Board of Directors

The following table presents information about our Board and Senior Management as of the date of this Annual Report.

			Initial year of
Name	Position	Age	appointment	Term
Board
Berndt Modig	Chief Executive Officer and Executive Director	65	2015	2024
Hans Schikan, Pharm.D.	Non-Executive Director	65	2019	2024
David Meeker, M.D.	Non-Executive Director	69	2021	2025
Robert Glassman, M.D.	Non-Executive Director	60	2021	2025
Viviane Monges	Non-Executive Director	60	2021	2025
Anne Marie de Jonge Schuermans, Ph.D. (1)	Non-Executive Director	51	2021	2026
Elisabeth Björk, M.D.	Non-Executive Director	62	2021	2026
Senior Management
Berndt Modig	Chief Executive Officer and Director	65	2015	N/A
Jochen Knolle, Ph.D.(2)	Chief Scientific Officer and Chief Operating Officer	74	2015	N/A
Peng Lu, M.D., Ph.D.	Chief Medical Officer	46	2020	N/A
Anne Lesage, Ph.D.	Chief Early Development Officer	63	2015	N/A
Morgan Conn, Ph.D.	Chief Business Officer	55	2017	N/A
Anna Nijdam, MSc RA	Head of Strategic Finance and Principal Accounting Officer	42	2020	N/A
Wim Souverijns, Ph.D.	Chief Commercial Officer	53	2021	N/A
Joan Schmidt, J.D.	Chief Legal Officer	60	2022	N/A
Annick Deschoolmeester	Chief Human Resources Officer	51	2022	N/A
Stefan Abele, Ph.D.	Chief Technical Operations Officer	54	2023	N/A

(1)Anne Marie de Jonge Schuermans, Ph. D. resigned from her position as Member of the Board effective July 1, 2023.

(2)Jochen Knolle who served as Pharvaris’ Chief Scientific Officer and Chief Operating Officer since the Company’s inception, transitioned to strategic advisor to the CEO and Executive Committee effective September 30, 2023.

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

Mr. Schikan was previously at Genzyme, most recently serving as VP for Global Marketing and Strategic Development of Genzyme’s product portfolio for rare genetic diseases. He is currently a Board Member of Vicore Pharma (STO: VICO) and Organon Benelux and is Chairman of the Board of Microbiotica and Complix. Finally, he is a member of the Top Team of the Dutch Top Sector Life Sciences & Health. Previously, he served on the boards of Sobi (STO: SOBI), Hansa Biopharma (STO: HNSA), Wilson Therapeutics (STO: WTX) (acquired by Alexion), Therachon (acquired by Pfizer), VectivBio (Nasdaq: VECT) (acquired by IronWood), Asceneuron and InteRNA. Mr. Schikan has a Pharm.D. degree from Utrecht University.

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

Robert Glassman, M.D.

Dr. Glassman has been a director since January 2021. Since July 2022, Dr. Glassman served as the Executive Vice President, Search & Evaluation at Enavate Sciences, a $600M private equity fund that is a subsidiary of Patient Square Capital. Dr. Glassman also serves as a board member for Umoja, Portage Biotech and Jubilant.

Dr. Glassman is an industry veteran with nearly 30 years of healthcare leadership and investment experience. Most recently, he was a venture partner in public equity at OrbiMed Advisors, returning to the firm after serving as a private equity partner. Previously, he worked as a senior investment banking professional for over seventeen years across Credit Suisse, Merrill Lynch, Bank of America, most recently serving as Vice Chairman of the Global Health Care Investment Banking division at Credit Suisse. Earlier in his career, Dr. Glassman oversaw healthcare investments at Merrill Lynch Global Private Equity and was a consultant within McKinsey & Company’s Pharmaceutical and Medical Products practice. Dr. Glassman was a board-certified hematologist-oncologist and remains on the faculty of Weill Cornell as a Clinical Assistant Professor of Medicine. He also spent several years as a basic science investigator at Rockefeller University in the laboratory of Hidesaburo Hanafusa, where he received Howard Hughes Medical Institute and American Cancer Society awards. Dr. Glassman earned his A.B. from Harvard College and an M.D. from Harvard Medical School.

Elisabeth Björk, M.D.

Dr. Bjӧrk has been a director since December 2021. Dr. Bjӧrk is currently the Senior Vice President, Head of Late-stage Development, Cardiovascular, Renal and Metabolism (CVRM), BioPharmaceuticals R&D at AstraZeneca and has lead the global development of medicines within this area for over 10 years. Throughout her career at AstraZeneca which began in 2002, she has gained broad drug development experience covering clinical development phase I-IV, large outcomes programs, major global filings and health authority interactions, and commercial strategy/implementation. Dr. Bjӧrk is an endocrinologist by training and an associate professor of medicine at Uppsala University, Sweden. She is also a board member of Rocket Pharmaceuticals, Chalmers University of Technology, Chalmers Ventures AB, Bjӧrks Matematik o Mera AB, rfidcompare europe AB, and Calliditas.

Viviane Monges

Ms. Monges has been a director since July 2021 and serves as the Chair of the Audit Committee. She currently also serves as Chair of the Board of Directors of Euroapi and is a Board member of Ferring Pharmaceuticals. She also serves as a non-executive director at ADC Therapeutics, and Novo Holdings. Prior to these roles, Ms. Monges held a position as VP of Finance of Nestlé's Business Excellence Division. Prior to that, she served as the Global CFO of the OTC division at Novartis. Ms. Monges also served as CFO of European Pharmaceuticals at Wyeth/Pfizer and as CFO of the Global Pharmaceutical Business unit of Wyeth/Pfizer. She holds an MBA from Ecole Supérieure de Commerce de Paris.

Senior management

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

Anne Lesage, Ph.D.

Dr. Lesage co-founded Pharvaris and has led the translational science, preclinical and non-clinical development since its inception. Dr. Lesage has over 30 years’ experience in drug discovery, preclinical and early development.

Dr. Lesage held different leadership positions with increasing responsibility in the neuroscience drug discovery unit at Johnson & Johnson. By 2010, Dr. Lesage served as the biology head of psychiatry. Dr. Lesage is an inventor on 9 patents and an author of 45 publications. Dr. Lesage founded GrayMatters Consulting in 2010 and advised early and late-stage biotech companies, venture capital organizations, and government agencies and initiatives. In 2013, Dr. Lesage co-founded Kosa Pharma.

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

Early in his career, Dr. Conn served as an Assistant Professor in Chemistry at Amherst College, with a cross appointment in the Graduate Molecular and Cellular Biology program at the University of Massachusetts (Amherst). Dr. Conn holds a B.Sc. (Hons) in Chemistry and Biochemistry from the University of Toronto; a Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology as both an NSF and NSERC pre-doctoral fellow; and, studied as a post-doctoral Research Fellow of the Miller Institute for Basic Research in Science at the University of California, Berkeley.

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

Stefan Abele, Ph.D.

Dr. Abele joined Pharvaris in November 2023 and currently serves as Chief Technical Operations Officer. In this role, he is responsible for all chemistry, manufacturing, and controls (CMC) activities, supply chain, and program management as Pharvaris progresses into late-stage clinical development. Dr. Abele joined Pharvaris with more than 20 years of experience in process development, end-to-end Active Pharmaceutical Ingredients (API) supply chain, cross-functional CMC activities, GMP manufacturing, global vendor management, and people leadership.

Previously, Dr. Abele served as the Senior Vice President, Chemical Development and Commercial Manufacturing at Idorsia Pharmaceuticals, where he and his team were responsible for the API development and manufacturing of QUVIVIQ (daridorexant), PIVLAZ (clazosentan), and aprocitentan. Prior to Idorsia, Dr. Abele worked at Actelion Pharmaceuticals where he established and grew the fully integrated Chemistry Process R&D department. Earlier, he held positions of growing responsibility at Carbogen-Amcis, including as Head of Production and as a manager of teams in R&D and GMP manufacturing of APIs for global pharma companies. Dr. Abele holds a Diploma in Chemistry from the University of Konstanz and a Ph.D. in Synthetic Organic Chemistry from the ETH Zurich.

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

The aggregate compensation, including benefits in kind, accrued or paid to members of our Board and Senior Management with respect to the year ended December 31, 2023 for services in all capacities was approximately €12.5 million. For the year ended December 31, 2023, we paid Mr. Modig, our Chief Executive Officer and Executive Director, €0.9 million in compensation and benefits in kind.

The table below shows the aggregate compensation, including benefits in kind, accrued or paid to individual members of the Board for the year ended December 31, 2023 in such capacity.

	Base salary	Total remuneration
Mr. Modig	€532,000	€935,284
Dr. Glassman	—	$50,500
Dr. Meeker	—	$94,000
Mr. Schikan	—	$61,000
Ms. Monges	—	$62,500
Dr. de Jonge Schuermans	—	$31,500
Dr. Björk	—	$45,000

The table below shows the number of options granted to individual members of the Board for the year ended December 31, 2023 in such capacity.

	Number of	Exercise	Expiration
	Options	Price	Date
Mr. Modig	170,000	$8.05	April 6, 2033
Dr. Glassman	21,000	$8.05	April 6, 2033
Dr. Meeker	21,000	$8.05	April 6, 2033
Mr. Schikan	21,000	$8.05	April 6, 2033
Ms. Monges	21,000	$8.05	April 6, 2033
Dr. De Jonge Schuermans*	21,000	$8.05	April 6, 2033
Dr. Björk	21,000	$8.05	April 6, 2033

*Dr. De Jonge Schuermans stepped down from her position as Member of the Board effective July 1, 2023.

Share Ownership of our Board and Senior Management

The table below sets forth the share ownership of our Board and Senior Management as of April 1, 2024.

	Number of	Percentage
	Ordinary	of Shares
	Shares ³	Outstanding
Mr. Modig¹	1,150,000	2.14%
Dr. Knolle	1,200,000	2.23%
Mr. Schikan	470,000	0.87%
Dr. Lesage²	250,000	0.46%
Dr. Meeker	50,000	0.09%
Dr. Glassman	—	—
Dr. Björk	—	—
Ms. Monges	—	—
Dr. de Jonge Schuermans	—	—
Dr. Lu	—	—
Dr. Conn	14,242	0.03%
Ms. Nijdam	14,396	0.03%
Dr. Souverijns	—	—
Ms. Schmidt	—	—
Ms. Deschoolmeester	17,845	0.03%
Dr. Abele	—	—

1 Represents ordinary shares held by Schoodic Management B.V., an entity controlled by Mr. Modig.

2 Represents ordinary shares held by GrayMatters Consulting B.V., an entity controlled by Dr. Lesage.

3 Each ordinary share carries one vote per share.

Option Ownership of our Board and Senior Management

The table below sets forth the option ownership of our Board and Senior Management as of April 1, 2024.

			Percentage	Percentage
		Exercise	of Shares	of Fully	Expiration
Name	Options	Price	Outstanding	Diluted	Date
Mr. Modig	95,000	€2.38	0.18%	0.17%	January 1, 2030
Mr. Modig	250,000	$20.00	0.48%	0.45%	February 5, 2031
Mr. Modig	140,000	$18.14	0.27%	0.25%	April 1, 2032
Mr. Modig	170,000	$8.05	0.33%	0.31%	April 6, 2033
Dr. Lesage	127,000	€2.38	0.24%	0.23%	January 1, 2030
Dr. Lesage	120,000	$20.00	0.23%	0.22%	February 5, 2031
Dr. Lesage	65,000	€18.14	0.12%	0.12%	April 1, 2032
Dr. Lesage	100,000	$8.05	0.19%	0.18%	April 6, 2033
Dr. Conn	141,292	€2.38	0.27%	0.25%	January 1, 2030
Dr. Conn	110,000	$20.00	0.21%	0.20%	February 5, 2031
Dr. Conn	65,000	€18.14	0.12%	0.12%	April 1, 2032
Dr. Conn	75,000	$8.05	0.14%	0.14%	April 6, 2033
Dr. Lu	371,565	€2.38	0.71%	0.67%	February 3, 2030
Dr. Lu	79,000	$20.00	0.15%	0.14%	February 5, 2031
Dr. Lu	65,000	€18.14	0.12%	0.12%	April 1, 2032
Dr. Lu	80,000	$8.05	0.15%	0.14%	April 6, 2033
Dr. Glassman	23,300	€7.25	0.04%	0.04%	January 1, 2031
Dr. Glassman	8,000	$20.00	0.02%	0.01%	February 5, 2031
Dr. Glassman	17,500	€18.14	0.03%	0.03%	April 1, 2032
Dr. Glassman	21,000	$8.05	0.04%	0.04%	April 6, 2033
Dr. Meeker	80,000	€7.25	0.15%	0.14%	January 1, 2031
Dr. Meeker	17,500	$18.14	0.03%	0.03%	April 1, 2032
Dr. Meeker	21,000	€8.05	0.04%	0.04%	April 6, 2033
Ms. Monges	35,000	$17.43	0.07%	0.06%	July 1, 2031
Ms. Monges	17,500	€18.14	0.03%	0.03%	April 1, 2032
Ms. Monges	21,000	$8.05	0.04%	0.04%	April 6, 2033
Dr. Bjӧrk	35,000	€14.39	0.07%	0.06%	January 1, 2032
Dr. Bjӧrk	17,500	$18.14	0.03%	0.03%	April 1, 2032
Dr. Bjӧrk	21,000	€8.05	0.04%	0.04%	April 6, 2033
Dr. Souverijns	115,000	$17.43	0.22%	0.21%	July 1, 2031
Dr. Souverijns	65,000	€18.14	0.12%	0.12%	April 1, 2032
Dr. Souverijns	75,000	$8.05	0.14%	0.14%	April 6, 2033
Mr. Schikan	35,000	€20.00	0.07%	0.06%	February 5, 2031
Mr. Schikan	17,500	$18.14	0.03%	0.03%	April 1, 2032
Mr. Schikan	21,000	€8.05	0.04%	0.04%	April 6, 2033
Ms. Nijdam	30,000	$20.00	0.06%	0.05%	February 5, 2031
Ms. Schmidt	120,000	€17.98	0.23%	0.22%	June 1, 2032
Ms. Schmidt	75,000	$8.05	0.14%	0.14%	April 6, 2033
Ms. A. Deschoolmeester	70,000	€8.05	0.13%	0.13%	April 6, 2033
Dr. S Abele	90,000	$16.40	0.17%	0.16%	November 15, 2033

Equity Incentive Plans

2016 Equity Incentive Plan

In 2016, the Company adopted the Pharvaris B.V. 2016 Equity Incentive Plan, or the 2016 Plan, in order to advance the interests of the Company and its stakeholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing incentives for such persons to exert maximum efforts for the success of the Company and provide a means by which eligible individuals may benefit from increases in the value of the Company’s shares. The 2016 Plan was amended and restated in connection with our initial public offering. As of April 1, 2024, there were no shares available for issuance under the 2016 Plan.

The 2016 Plan provided for the grant of options, stock appreciation rights, restricted stock, restricted stock units, or RSUs, performance stock awards, performance cash awards, and other stock-based awards.

In connection with the consummation of our initial public offering, we granted our officers and directors stock options to purchase an aggregate of 873,000 ordinary shares in accordance with the terms of the 2016 Plan and the terms and conditions of award agreements evidencing such grants. The exercise price per share was the initial public offering price per share.

As of April 1, 2024, the total number of options held by the Board and Senior Management and other employees is 3,595,800 with a weighted average exercise price of €11,60 per share.

As of April 1, 2024, the total number of unvested RSUs held by Senior Management is 47,663.

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

Board Service Contracts

We have entered into service contracts with Dr. Björk, Dr. Glassman, Dr. Meeker, Ms. Monges, and Mr. Schikan that memorialize the terms of their compensation, duties and obligations to the Company. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related party transactions —Agreements and Arrangements with our Directors” for additional information.

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

The Articles of Association provide for an indemnity for current and former members of the Board and such current and former officers and employees of the Company as designated by the Board, collectively, the Indemnified Persons. The Company shall indemnify all Indemnified Persons against any financial losses or damages incurred by such person and any expense reasonably paid or incurred by such person in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which such person becomes involved to the extent this relates to his current or former position with the Company and/or a group company and in each case to the extent permitted by applicable law. No indemnification under our Articles of Association shall be given to an Indemnified Person: (a) if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such Indemnified Person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such Indemnified Person); (b) to the extent that the Indemnified Person’s financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so); (c) in relation to proceedings brought by such Indemnified Person against the Company, except for proceedings brought to enforce indemnification to which the Indemnified Person is entitled pursuant to the Articles of Association of the Company, any indemnification agreement entered into with such Indemnified Person which has been approved by the Board, or pursuant to insurance taken out by the Company for the benefit of such Indemnified Person; or (d) for any financial losses, damages, or expenses incurred in connection with a settlement of any proceedings effected without the Company’s prior consent. Under our Articles of Association, our Board may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.

Dutch Corporate Governance

As a listed Dutch public company with limited liability (naamloze vennootschap), we are subject to the DCGC. The DCGC contains principles and best practice provisions on corporate governance that regulate relations between the board of directors and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies must disclose in their annual reports whether they comply with the provisions of the DCGC. If a company subject to the DCGC does not comply with these provisions, that company would be required to give reason for such non-compliance. We do not comply with all best practice provisions of the DCGC. Our main deviations from the DCGC are summarized below , but we cannot exclude the possibility of deviating from additional provisions of the DCGC after the date hereof and including in order to follow market practice or governance practices in the United States.

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

C.
Board practices

Board Structure

The Board is charged with the management of the Company, which includes setting the Company's strategy, subject to the restrictions contained in our Articles of Association. The executive director manages our day-to-day business and operations and implement our strategy. The non-executive directors focus on the supervision of the Company policies, performance of the duties of all directors and our general state of affairs. Subject to certain limitations under Dutch law, the directors may divide their tasks among themselves in or pursuant to internal rules applicable to the Board. Each director has a statutory duty to act in the corporate interest of the Company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the Company also applies in the event of a proposed sale or break-up of the Company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the Board regarding a material change in our identity or character requires approval of the general meeting.

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

Board Composition, Diversity and Election of Directors

Our Board is comprised of six members, one of whom is an executive director. The members of our Board do not have a retirement age requirement under our Articles of Association. No family relationships or other arrangements exist among any member of our Board or Senior Management.

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

Board Diversity Matrix (As of April 10, 2024)
Country of Principal Executive Offices:	The Netherlands
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	2	3	-	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

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

Board Committees

Audit committee

The audit committee, which consists of Mr. Schikan, Ms. Monges and Dr. Glassman, assists the Board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Ms. Monges serves as Chair of the Audit Committee. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our Board has determined that Mr. Schikan, Ms. Monges and Dr. Glassman, satisfy the “independence” requirements set forth in the Nasdaq listing standards and Rule 10A-3 under the Exchange Act. Our Board has determined that Mr. Schikan and Ms. Monges qualify as “audit committee financial experts,” as such term is defined in the rules of the SEC. Dr. de Jonge Schuermans served on the Audit Committee until July 1, 2023 and was replaced by Dr. Glassman as a member of the Audit Committee.

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

Nomination and corporate governance committee

The nomination and corporate governance committee, which consists of Dr. Björk, Dr. Meeker and Ms. Monges, assists our Board in identifying individuals qualified to become members of our Board consistent with criteria established by our Board and in developing our code of conduct.

Dr. Meeker serves as Chairman of the committee. Our Board has determined that Dr. Björk, Dr. Meeker and Ms. Monges satisfy the “independence” requirements under the Exchange Act and the Nasdaq listing standards. Dr. de Jonge Schuermans served on the Nomination & Corporate Governance Committee until July 1, 2023 and was replaced by Ms. Monges.

D.
Employees

As of December 31, 2023, we had 82 employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe our relations with our employees are good.

The table below sets out the number of employees by main category of activity and geographical location as of December 31, 2023:

Geography	Research and development	General and administrative	Total
Switzerland	21	7	28
The Netherlands	12	13	25
United States	22	7	29
Total	55	27	82

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The following table presents information relating to the beneficial ownership of Pharvaris’ ordinary shares as of April 1, 2024, by:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•
each member of our Board and Senior Management; and
•
all members of our Board and Senior Management as a group.

The number of ordinary shares beneficially owned by each entity, person and member of Pharvaris’ Board or Senior Management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of April 1, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

This table is based upon information supplied by our named senior management, directors, and principal shareholders, and Schedules 13D, and 13G filed with the SEC. The percentage of outstanding ordinary shares is computed on the basis of 53,816,707 ordinary shares outstanding as of April 1, 2024. Ordinary shares that a person has the right to acquire within 60 days of April 1, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of the Board and Senior Management as a group. Unless otherwise indicated below, the address for each beneficial owner is c/o Pharvaris N.V., Emmy Noetherweg 2, 2333 BK Leiden, The Netherlands.

	Ordinary Shares Beneficially Owned
	Number of	Percentage of
Name of Beneficial Owner	Shares	Class
5% Beneficial Owner:
EQT Life Sciences (Formerly LSP V Coöperatieve U.A.) (1)	3,556,805	6.61%
FMR LLC (2)	5,192,894	9.65%
Entities affiliated with Foresite Capital (3)	4,038,842	7.50%
Viking Global Opportunities Illiquid Investments Sub-Master LP (4)	3,656,923	6.80%
General Atlantic PH B.V. (5)	7,531,252	13.99%
Entities affiliated with venBio Global Strategic Fund III, L.P. (6)	4,382,504	8.14%
Entities affiliated with Venrock Healthcare Capital Partners III, L.P.(7)	3,395,606	6.31%
Board and Senior Management:
Mr. Modig (8)	1,567,083	2.91%
Dr. Knolle (9)	1,479,888	2.75%
Mr. Schikan (10)	513,240	*%
Dr. Lu (11)	482,308	*%
Dr. Lesage (12)	535,438	*%
Dr. Conn (13)	299,076	*%
Dr. Meeker (14)	131,469	*%
Dr. Glassman (15)	41,227	*%
Ms. Nijdam (16)	50,369	*%
Dr. Björk (17)	29,969	*%
Ms. Monges (18)	39,594	*%
Dr. Souverijns (19)	135,625	*%
Joan Schmidt, J.D. (20)	80,313	*%
Annick Deschoolmeester (21)	36,803	*%
Stefan Abele	—	—
All executive officers and board members as a group
(14 persons)	5,422,402	10.08%

*
Indicates beneficial ownership of less than 1% of total outstanding ordinary shares.

(1)
LSP V is the record holder of 3,556,805 ordinary shares. LSP V Management B.V. is the sole director of LSP V. The managing directors of LSP V Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP V Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the ordinary shares held of record by LSP V. Each of Mr. Kleijwegt, Mr. Kuijten and Mr. Rothe disclaims beneficial ownership of such shares. The address of LSP V Coöperatieve U.A. is Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

(2)
Represents 5,192,894 ordinary shares held by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or Fidelity Funds, advised by Fidelity Management & Research Company LLC, or FMR Co. LLC, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(3)
Represents 4,038,842 ordinary shares held by Foresite Capital Fund IV, L.P. (“FCF IV”). Foresite Capital Management IV, LLC (“FCM IV”), is the general partner of FCF IV and may be deemed to have sole voting and dispositive power over shares held by FCF IV. James Tananbaum is the sole managing member of FCM IV and may be deemed to have sole voting and dispositive power over share held by FCF IV. Each of FCM IV and James Tananbaum disclaims beneficial ownership of shares held by FCF IV except to the extent of any pecuniary interest therein. The address of FCF IV, FCM IV, and James Tananbaum is c/o Foresite Capital Management, 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939.

(4)
Viking Global Opportunities Illiquid Investments Sub-Master LP (“VGOP”) has the authority to dispose of and vote the ordinary shares directly owned by it, which power may be exercised by its general partner, Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”), and by Viking Global Investors LP (“VGI”), which provides managerial services to VGOP. Viking Global Opportunities Parent GP LLC (“Opportunities Parent”) is the general partner of Viking Global Opportunities GP LLC (“Opportunities GP”), which serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the ordinary shares controlled by Opportunities Portfolio GP, which consists of the ordinary shares directly held by VGOP. O. Andreas Halvorsen, David C. Ott and Rose Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI and Opportunities GP), have shared authority to direct the voting and disposition of investments beneficially owned by VGI and the Opportunities GP. The business address of VGOP, Opportunities Portfolio GP, Opportunities GP, VGI, O. Andreas Halvorsen, David C. Ott and Rose Shabet is 600 Washington Boulevard, Floor 11, Stamford, CT 06901.

(5)
Represents 7,531,252 ordinary shares held by General Atlantic PH B.V. General Atlantic PH B.V. (“GA PH”), is a wholly owned subsidiary of General Atlantic Coöperatief U.A. (“GA Coop UA”). The members that share beneficial ownership of the shares held by GA PH through GA Coop UA are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”), General Atlantic Partners (Lux) SCSp (“GAP Lux”), General Atlantic Cooperatief, L.P. (“GA Coop LP”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”), and GAP Coinvestments CDA, L.P. (“GAPCO CDA”). The general partner of GAP Lux is General Atlantic GenPar, (Lux) SCSp (“GA GenPar Lux”), and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à r.l. (“GA Lux”). The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) L.P. (“GAP (Bermuda)”), which is controlled by the Management Committee of GASC MGP, LLC which is being renamed as the Partnership Committee (the “GA Partnership Committee”), effective subject to applicable regulatory approvals, is the general partner of GenPar Bermuda and GA Coop LP. GA LP, which is also controlled by the GA Partnership Committee, is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA.GAP (Bermuda),GA LP, GenPar Bermuda, GA Lux, GA GenPar Lux, and the GA Funds, (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The address of GA Coop LP, GAP Bermuda IV, GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA Coop UA is Prinsengracht 769, 1017 JZ, Amsterdam, The Netherlands. The address of GAP Lux, GA GenPar Lux and GA Lux is 412F, Route d’Esch, L-1471 Luxembourg. The address of GA LP, GAPCO III, GAPCO IV, GAPCO V, and GAPCO CDA is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. Each of the members of the GA Partnership Committee disclaims ownership of the shares except to the extent that he has a pecuniary interest therein.

(6)
Represents 3,547,504 ordinary shares that are directly held by venBio Global Strategic Fund III, L.P. (“Fund III”) and 835,000 ordinary shares that are directly held venBio Global Strategic Fund IV, L.P. (“Fund IV”). As the sole general partner of Fund III, venBio Global Strategic GP III, L.P. (“General Partner III”), may be deemed to beneficially own the shares held by Fund III. As the sole general partner of General Partner III, venBio Global Strategic GP III, Ltd. (“GP Ltd. III”), may be deemed to beneficially own the share held by Fund III. The general partner of Fund IV is venBio Global Strategic GP IV, LLC (“GP LLC IV”), of which each of the directors serves as a member. As members of GP LLC IV, each of the directors may be deemed to beneficially own the Common Shares held by Fund IV. As directors of GP Ltd. III and members of GP LLC IV, each of the Aaron Royston, Robert Adelman and Corey Goodman may be deemed to beneficially own the shares held by Fund III and Fund IV. The address of Fund III, General Partner III, GP Ltd. III, Fund IV, GP LLC IV, Aaron Royston, Robert Adelman and Corey Goodman is c/o venBio Partners, LLC, 1700 Owens Street Suite 595 San Francisco, CA 94158.

(7)
Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this filing. Consists of (i) 564,312 shares held by Venrock Healthcare Capital Partners III, L.P.; (ii) 56,444 shares held by VHCP Co-Investment Holdings III, LLC; and (iii) 2,774,850 shares held by Venrock Healthcare Capital Partners EG, L.P. Based on the Schedule 13G/A filed on February 14, 2024 on behalf of Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP III LP”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment III”), Venrock Healthcare Capital Partners EG, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP EG”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management III”), VHCP Management EG, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management EG” and collectively with VHCP III LP, VHCP Co-Investment III, VHCP EG and VHCP Management III, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh”) in respect of the ordinary shares of Pharvaris N.V. VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Shah and Koh are the voting members of VHCP Management III, LLC and VHCP Management EG, LLC.

(8)
Represents ordinary shares held by Schoodic Management B.V., an entity controlled by Mr. Modig. Includes 62,292 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(9)
Includes 29,271 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(10)
Includes 7,875 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(11)
Includes 27,667 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(12)
Includes 250,000 ordinary shares held by GrayMatters Consulting BVBA, an entity controlled by Dr. Lesage and includes 34,792 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(13)
Includes 27,604 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(14)
Includes 9,750 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(15)
Includes 7,875 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(16)
Includes 1,50 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(17)
Includes 7,875 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(18)
Includes 7,875 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan."

(19)
Includes 27,813 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(20)
Includes 25,313 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(21)
Includes 18,958 options that vest within 60 days of April 1, 2024. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

As of April 1, 2024, approximately 29.3 million of our outstanding ordinary shares are held by two record holders in the United States, including Cede and Company which is the record holder for 29.2 million ordinary shares. Cede and Company is a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede and Company therefore is the technical shareholder of record for all of our shares that were issued in our initial public offering and are held by DTC participants, as such shareholders do not themselves hold direct property rights in our ordinary shares, but rather have contractual rights in such shares that are part of a chain of contractual rights involving Cede and Company. All ordinary shares carry one voting right. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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

D. Related party transactions

The following is a description of related-party transactions we have entered into since January 1, 2020 with any of the members of the Board, our Senior Management and the holders of more than 5% of our ordinary shares.

Transactions with Our Principal Shareholders

In June 2023, the Company entered into a subscription agreement dated June 16, 2023 relating to the offer and sale of an aggregate of 6,951,340 ordinary shares of the Company, in a private placement to a group of institutional investors, led by General Atlantic and venBio Partners with participation from Bain Capital Life Sciences, Foresite Capital, and Venrock Healthcare Capital Partners, at an offering price of $10.07 per share, for gross proceeds of approximately $70 million before deducting any offering-related expenses. Pursuant to the private offering, General Atlantic PH B.V. purchased 1,986,097 ordinary shares, venBio Global Strategic Fund III, L.P. purchased 1,986,097 ordinary shares, entities affiliated with Bain Capital Life Sciences Investors, LLC purchased 1,688,183 ordinary shares, entities affiliated with Foresite Capital purchased 496,524 ordinary shares and entities affiliated with Venrock Healthcare Capital Partners purchased 794,439 ordinary shares.

In December 2023, the Company entered into an underwriting agreement, dated December 6, 2023, by and among the Company and Morgan Stanley & Co. LLC and Leerink Partners, LLC as the underwriters. As part of this underwritten offer, in addition to purchases of ordinary shares, General Atlantic PH B.V. purchased pre-funded warrants to purchase up to 1,375,000 ordinary shares.

Agreements and Arrangements with our Directors

We have entered into services agreements with Dr. Meeker, Mr. Schikan, Dr. Glassman, Ms. Monges and Dr. Björk. The service agreements will be terminated, without prior notice, when the non-executive director ceases to be a non-executive director. The Company can also terminate the service agreements with immediate effect for “urgent cause” as defined in Section 7:678 of the Dutch Civil Code. Additionally, both the non-executive director and the Company may terminate the service agreements at any time, subject to a one-month notice period. Each service agreement provides for compensation, including a base compensation, an increase in the base compensation for membership on a committee of the board of directors, and, if considered appropriate by the board of directors and subject to applicable law and the Company’s compensation policy, eligibility to participate in the Company’s equity incentive plans. The service agreements also provide for the reimbursement of reasonable and necessary expenses incurred by our non-executives in the performance of their duties. The service agreements also contain confidentiality, non-competition and non-solicitation provisions.

Agreements and Arrangements with Senior Management

Dr. Knolle, who has served as Chief Scientific Officer and Chief Operating Officer since our inception up to September 30, 2023, was a member of the board of Charité Research Organisation GmbH, or Charité CRO until February 28, 2022. The Company entered into a service contract with Charité CRO according to which Charité CRO provides services supporting research for the Company. In fiscal years 2023, 2022 and 2021, payments to Charité CRO with respect to this service contract amounted to €0.5 million, €0.4 million and €608, respectively.

The Company engages two management entities for the purpose of providing key management services to the Company. These management entities are considered related parties, as they provide key management services and the key management personnel exercise key management functions within these entities. Certain key management personnel are also shareholders of the Company. In fiscal year 2023, 2022 and 2021 the aggregate amounts payable to these related parties was €1.4 million, €1.2 million and €1.6 million, respectively.

We have entered into Management Service Agreements with JCK-Consult/Dr. Knolle and GrayMatters Consulting B.V. or the Consulting Agreement(s). The agreement with JCK-Consult, dated August 1, 2020, was amended on September 26, 2023 and extended until September 30, 2024 and provides for a fixed fee for this period. The agreement may be terminated by either party at any time prior to the end date by giving notice of termination of: (i) six months in case of termination notice served by Dr. Knolle to the Company; and (ii) two months in case of termination notice served by the Company to Dr. Knolle.

In addition, the Company entered into a letter agreement with Jochen Knolle, dated as of September 29, 2023, which states Dr. Knolle’s outstanding and unvested options pursuant to the option award agreements between him and Pharvaris N.V or Pharvaris B.V as applicable, dated January 1, 2020, February 5, 2021, April 1, 2022, and April 6, 2023 will, subject to Mr. Knolle’s continued service through September 30, 2024, (i) continue to vest through December 31, 2024, and (ii) vest in full on a Change in Control that occurs between September 30, 2024 and December 31, 2024. Any options that remain outstanding and unvested following December 31, 2024 will be forfeited for no consideration on January 1, 2025.

A new agreement was entered into with GrayMatters, effective December 1, 2023 to November 30, 2027. The agreement provides for daily fixed fees up to a maximum amount per annum and an additional discretionary annual fee with a target based on a percentage of the maximum annual fee amount, determined at the discretion of the Company. The agreement is for a term of four years but may be terminated earlier by either party without notice.

Under the terms of the Consulting Agreements, upon a termination of the agreement by the Company without cause, the consultant is entitled to (i) an amount equal to the expected sum of the services fee for the remaining period until the termination date, up to a specified amount, (ii) any unpaid discretionary fee for the prior year, and, under the terms of the GrayMatters agreement, (iii) a pro rata discretionary fee for the then-current year, subject to approval of the Company.

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

We have also entered into employment agreements with Mr. Modig (Chief Executive Officer), Dr. Lu (Chief Medical Officer), Ms. Nijdam (Head of Strategic Finance and Principal Accounting Officer), Dr. Conn (Chief Business Officer), Dr. Souverijns (Chief Commercial Officer), Ms. Schmidt (Chief Legal Officer), Ms. Deschoolmeester (Chief Human Resources Officer) and Dr. Abele (Chief Technical Operations Officer), (collectively, the “Employment Agreements”). The Employment Agreements generally provide for base salary, discretionary annual bonuses based on a percentage of base salary and eligibility to receive equity awards and to participate in the Company’s benefits plans. The Employment Agreements for Mr. Modig, Dr. Lu, Dr. Conn, Dr. Souverijns, Ms. Schmidt, Ms. Deschoolmeester and Dr. Abele also provide that upon a termination by the Company without Cause or by the member of senior management for Good Reason, or as a result of the individual’s death or disability, the member of senior management is entitled to the following (subject to execution of a general release of claims in favor of the Company): (i) 12 months of base salary (ii) with respect to Dr. Lu, Dr. Conn and Ms. Schmidt, for one year after termination, the right to continue health care benefits under COBRA at active employee rates, (iii) any unpaid discretionary bonus for the prior year and (iv) pro rata discretionary bonus for the current year, subject to Board approval. In the case of Mr. Modig, Dr. Souverijns, Ms. Deschoolmeester and Dr. Abele, the severance amount is reduced by (i) any base salary paid during a notice period during which the member of senior management is released from an obligation to work, and/or (ii) the amount of any survivor’s or disability annuity payment received for the 12 subsequent months.

The Employment agreements with Mr. Modig, Dr. Lu, Dr. Conn, Dr. Souverijns, Ms. Schmidt, Ms. Deschoolmeester and Dr. Abele, also provide that in the event that a notice of termination is served by the Company without Cause, or by the Employee for Good Reason, in each case (i) within one month prior to the consummation of a Change of Control or (ii) within 12 months following the consummation of a Change of Control, the member of senior management shall be entitled to receive (subject to execution of a general release of claims in favor of the Company): (i) (x) 1.5 times the sum of base salary and bonus target with respect to Mr. Modig, and (y) the sum of the annual base salary and bonus target with respect to Dr. Lu, Dr. Conn, Dr. Souverijns, Ms. Schmidt, Ms. Deschoolmeester and Dr. Abele; (ii) with respect to Dr. Lu, Dr. Conn and Ms. Schmidt, for one year after termination, the right to continue health care benefits under COBRA at active employee rates, (iii) any unpaid discretionary bonus for the prior year and (iv) a pro rata discretionary bonus for the current year, subject to Board approval. In the case of Mr. Modig, Dr. Souverijns, Ms. Deschoolmeester and Dr. Abele, the severance amount is reduced by any base salary paid during a notice period during which the member of senior management is released from an obligation to work.

Clawback Policy

Our Board has adopted a policy relating to recovery of erroneously awarded compensation (a “Clawback Policy”) in accordance with the final clawback rules adopted by the SEC, and the listing standards, as set forth in the Nasdaq Listing Rule 5608, to recoup “excess” incentive compensation, if any, earned by current and former executive officers (or any other senior executives or employees who may from time to time be deemed subject to the Clawback Policy by the compensation committee of our Board) during a three year look back period in the event of a financial restatement due to material noncompliance with any financial reporting requirement under the securities laws. Our Clawback Policy shall be administered by the compensation committee of our Board. Our Clawback Policy is filed as Exhibit 97.1 to this Annual Report on Form 20-F for the year ended December 31, 2023.

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

B. Interests of Experts and Counsel

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

Under our Articles of Association, our Board may decide that all or part of our profits shown in our adopted statutory annual accounts will be added to our reserves. After reservation of any such profits, any remaining profits will be at the disposal of the general meeting at the proposal of our Board for distribution on our ordinary shares, subject to the applicable restrictions of Dutch law. Our Board is permitted, subject to certain requirements, and applicable restrictions of Dutch law, to declare interim dividends without the approval of the general meeting. Dividends and other distributions shall be made payable no later than the date determined by the Board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

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

Taxation of Distributions

As discussed above under “Dividends and dividend policy”, we do not expect to make distributions on our ordinary shares in the near future. In the event that we do make distributions of cash or other property, subject to the PFIC rules described below, distributions paid on our ordinary shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. If and for so long as our ordinary shares are listed on the Nasdaq or another established securities market in the United States or if and for so long as we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” if we are not treated as a PFIC with respect to the U.S. Holder and were not treated as a PFIC with respect to the U.S. Holder in the preceding taxable year, and if certain other requirements are met. Therefore, subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of Dutch income taxes. Subject to the PFIC rules described below, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will generally not be eligible for the dividends-received deduction generally available to U.S. corporations under the United States Internal Revenue Code.

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. Based on the nature of our business, our financial statements, and our expectations about the nature and amount of our income, assets and activities we do not believe we were a PFIC in 2023 and we do not expect to be a PFIC for our current taxable year or in the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. Whether we or any of our subsidiaries will be a PFIC in 2024 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things, a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time. Therefore, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Accordingly, there can be no assurance that we will not be a PFIC in 2024 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ordinary shares.

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

Information Reporting With respect to Foreign Financial Assets

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

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
•
liquidation proceeds, proceeds from the redemption of our ordinary shares, or proceeds from the repurchase of ordinary shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for Dutch dividend withholding tax purposes;
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

Dividend stripping

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention. As from January 1, 2024, more stringent rules apply to the setoff, exemption from, and reduction or refund of Dutch dividend withholding tax to address situations where a claim for setoff, exemption, reduction or refund may align with the letter of Dutch tax law or a double taxation convention but goes against the underlying intention or spirit of the dividend stripping rules, as perceived by the legislator. The burden of proof with respect to beneficial ownership of dividends distributed by us rests on the Dutch tax authorities. If, however, a shareholder would receive dividends, including dividends on the ordinary shares, in a calendar year in respect of which an aggregate amount of € 1,000 in Dutch dividend withholding tax would otherwise be due based on the rate of 15%, the burden of proof with respect to beneficial ownership of such dividends lies with the shareholder. Furthermore, for shares traded on a regulated market, including the ordinary shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.

Conditional withholding tax on dividends

In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

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

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally, if the holder of ordinary shares is a Dutch Resident Entity, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2024).

Dutch Resident Individuals

If the holder of our ordinary shares is a Dutch Resident Individual, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch personal income tax at the progressive rates (with a maximum of 49.50% in 2024), if:

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

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the ordinary shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the ordinary shares are as such not subject to Dutch income tax.

The Dutch Resident Individual's assets and liabilities taxed under this regime, including the ordinary shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the ordinary shares, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (a) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2024).

The deemed return applicable to the other investments (mentioned under (ii) b) above), including the ordinary shares is set at 6.04% for the calendar year 2024. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ordinary shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

The current Dutch income tax regime for savings and investments was implemented in Dutch tax law following the decision of the Dutch Supreme Court (Hoge Raad) of December 24, 2021 (ECLI:NL:2021:1963) (the “Decision”). In the Decision, the Dutch Supreme Court ruled that the (old) system of taxation for savings and investments based on a deemed return may under specific circumstances contravene with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “EC-Human Rights”). A new court procedure is pending before the Dutch Supreme Court questioning whether the current tax system for savings and investments is in line with the Decision. On September 18, 2023 (ECLI:NL:PHR:2023:655) the Attorney General Wattel concluded that the new tax system is not in line with the Decision, except for the taxation of bank savings, as the system is, in short, still based on a deemed return rather than actual returns, and as a result, the regime violates the EC-Human Rights. The decision of the Dutch Supreme Court is expected mid-2024. In addition, on September 8, 2023, the outgoing (demissionair) cabinet published a law proposal for a new tax system for savings and investments on the basis of actual returns according to an asset accumulation system, the 'Actual Return Box 3 Act' (Wet werkelijk rendement box 3). The proposed system is expected to come into effect on January 1, 2027, at the earliest.

Holders of ordinary shares are advised to consult their own tax advisor to ensure that the tax in respect of the ordinary shares is levied in accordance with the applicable Dutch tax rules at the relevant time.

Non-residents of the Netherlands

A holder of our ordinary shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch income tax in respect of income derived or deemed to be derived from our ordinary shares or in respect of capital gains realized on the disposal or deemed disposal of the ordinary shares, provided that:

i.
such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and
ii.
in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares that go beyond ordinary asset management and does not derive benefits from the ordinary shares that are taxable as benefits from miscellaneous activities in the Netherlands.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2023, our management, including our Chief Executive Officer and Principal Accounting Officer performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Remediation Plan

The remediation actions implemented during fiscal year 2023 mainly address the general setup for an Internal Control Over Financial Reporting system:

-
improving the composition and expertise of accounting and financial reporting personnel;
-
further developing and documenting our scoping of key processes and risk and control matrices;
-
finalizing our drafted formal policies on our internal controls system;
-
implementing a new accounting system throughout fiscal year 2023 being operational since January 2024 which is improving the IT general controls environment, increasing the number of application controls and reducing the manual nature of execution of key controls throughout significant business processes;
-
developing a risk management policy to set out the processes, methods, and tools used to manage the risks within the Company and a risk inventory to grade the consequences and likelihood of occurrence of each risk; and
-
developing awareness and training plans for risk and control owners.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected in a timely basis. Based on that evaluation, due to the material weaknesses described below, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023.

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2023, we identified material weaknesses in the design of our internal control over financial reporting across the principles for each component of the COSO framework at the entity level (i.e. control environment, risk assessment, monitoring, information & communication and control activities) and accordingly, across our business and IT processes. The material weaknesses that we identified related to:

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

The material weakness related to formal accounting policies, procedures and controls as well as accounting for complex accounting matters resulted in audit adjustments for the years ended December 31, 2022 and 2021. Additionally, these material weaknesses could result in a material misstatement of substantially all of Pharvaris N.V. consolidated accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Pharvaris N.V. did not design and maintain effective controls over certain information technology (“IT”) general controls for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, Pharvaris N.V. did not design and maintain (a) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (b) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to its financial applications and data to appropriate company personnel and (c) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements. The IT deficiencies did not result in any misstatements to the consolidated financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, Pharvaris N.V. management has determined these deficiencies in the aggregate constitute a material weakness.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees

Audit fees in 2023 and 2022 amounted to €884,747 and €811,876, respectively, and relate to audit services provided by our principal accountants in 2023 and 2022, respectively, PricewaterhouseCoopers Accountants N.V., in connection with our annual audit, quarterly reviews and review of registration statements and comfort letters for the Company.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16K. CYBERSECURITY

We integrate cybersecurity risk management into our overall risk management strategy, reporting to the chief executive officer, executive committee, and board Our cybersecurity risk management strategy includes conducting regular risk assessments to identify potential cybersecurity threats and working with external cybersecurity experts engaged to assist us in assessing, enhancing, implementing, and monitoring our cybersecurity risk management programs and responding to any incidents

We have adopted and maintain an active cybersecurity strategy, including preventative technology solutions, to assess, identify and manage material risks from cybersecurity threats and respond to cybersecurity incidents. These processes include:

•
System selection. We use a hybrid cloud strategy, which is designed to deliver secure and reliable information systems while maintaining regulatory compliance, thereby providing operational resilience and agility with critical business processes, systems, and applications available on a continuous basis.
•
System assessment. Our cybersecurity specialists, apply risk assessment, management and mitigation tools, technologies and processes aligned to ISO/IEC 27001. We regularly evaluate our information technology assets, data, systems, and architectures to identify, assess and remediate areas of vulnerability. These evaluations include performing proactive penetration and vulnerability testing and regular maturity assessments against ISO/IEC 27001 controls. Observations noted are considered as part of our risk assessment procedures.
•
System protection. We deploy a variety of methods of defense such as endpoint security, intrusion detection and prevention, risk-based multi-factor authentication, automatic patch management, email and web filtering, time-of-click URL protection, access management (principle of least privilege) and security monitoring to provide appropriate levels of protection against cybersecurity threats.
•
Threat monitoring. We actively monitor our systems to prevent and detect any future cybersecurity threats and separately, we monitor cybersecurity threats or incidents committed against other companies as such events become public. We constantly re-evaluate existing risks and vulnerabilities based on their likelihood of being exploited. This allows us to remain current with the latest trends in cybersecurity and make improvements to our strategy to ensure that our defenses consider newly identified and developing areas of cybersecurity threat.
•
Threat response. We have put in place response procedures for prompt cybersecurity incident identification, reporting and remediation if we are subject to an information system security breach. These include the preparation of detailed response, recovery and business continuity plans in order to minimize the impact of a potential cybersecurity incident. These plans are tested and reviewed on a regular basis to ensure that they adequately capture the potential impact of newly identified and evolving cybersecurity threats.
•
Staff training. We provide staff with periodic training on cybersecurity risk areas and undertake regular cybersecurity awareness campaigns. The training covers areas such as personal digital footprint, privacy settings, social media, phishing, information security at home and at work, ransomware, password hygiene and business email compromise.
•
Compliance with data protection frameworks. We closely monitor changes in data protection rules and guidance. This allows us to maintain compliance with applicable laws and to keep ahead of developments and regulatory shifts.
•
Third-party service providers. We also oversee cybersecurity risks associated with our use of third-party service providers, including restricting access to our systems from non-controlled computers or accounts, evaluation of cybersecurity practices by our third-party service providers, and evaluation of all new hardware or software tools for compliance with our security practices.

Pharvaris has established a cyber risk management program to enhance its capabilities of preventing, detecting and responding to information security threats. The program is overseen by the IT-Manager, who leads a team of dedicated cybersecurity experts and analysts. The team is responsible for developing and implementing the enterprise-wide cybersecurity strategy, vulnerability management, policy, standards, architecture, and processes. The IT-Manager has over 25 years of experience in cybersecurity and consults regularly with the Chief Business Officer (“CBO”), who fosters awareness, ownership and alignment among various governance and risk stakeholder groups. The CBO also ensures effective management and reporting of the dynamic digital threat landscape. The IT-Manager reports to the CBO and, with the CBO, provides regular updates to the audit committee of our Board. As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

We describe risks faced by us from identified cybersecurity threats in Item 3D, "Risk Factors—General Risk Factors— Our internal computer systems, or those used by our clinical investigators, contractors or consultants, may fail or suffer security breaches”.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, see pages F-1 to F-26 to this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Pharvaris N.V. (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 6-K filed with the SEC on March 6, 2024).

2.1*	Description of Ordinary Shares of the Registrant.

4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-252157) filed with the SEC on January 15, 2021).

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

4.12	Form of Subscription Agreement (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on June 20, 2023).

4.13

Underwriting Agreement, dated December 6, 2023, among Pharvaris N.V. and Morgan Stanley & Co. LLC and Leerink Partners, LLC as underwriters (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 8, 2023).

4.14	Registration Rights Agreement, dated February 5, 2024 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on February 7, 2024).

8.1*	List of Subsidiaries.

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Accountants N.V.

97.1*	Pharvaris Clawback Policy, adopted on June 7, 2023.

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.

104	Cover page formatted as Inline XBRL and contained in Exhibit 101.

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

Date: April 10, 2024

1

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Pharvaris N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Pharvaris N.V. and its subsidiaries (the ‘Company’) as of December 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers Accountants N.V.

Amsterdam, The Netherlands

April 10, 2024

We have served as the Company’s auditor since 2020

Consolidated Statement of Loss and Comprehensive Loss

		Years ended December 31,
		2023	2022	2021
	Note	€	€	€
Research and development expenses	3	(65,575,030)	(57,375,574)	(35,789,166)
General and administrative expenses	4	(31,338,590)	(29,339,034)	(18,349,460)
Total operating expenses		(96,913,620)	(86,714,608)	(54,138,626)
Finance (expenses) income	6	(2,912,643)	11,061,138	11,477,964
Loss before income tax		(99,826,263)	(75,653,470)	(42,660,662)
Income tax expense	7	(1,048,805)	(679,087)	(70,117)
Net Loss		(100,875,068)	(76,332,557)	(42,730,779)
Other comprehensive (loss) / income
Items that may be reclassified to profit or loss:
Exchange gain (loss) arising on translation of foreign operations		(57,874)	17,362	30,293
Total comprehensive loss attributable to:
Equity holders of the Company		(100,932,942)	(76,315,195)	(42,700,486)
Basic and diluted loss per share	19	(2.63)	(2.27)	(1.40)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Financial Position

		As at	As at
		December 31,	December 31,
		2023	2022
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	223,678	193,474
Right of use assets	9	231,893	432,965
Deferred tax assets	7	387,529	259,803
Current assets
Current tax receivable	10	615,538	—
Receivables	10	423,486	382,468
Other current assets	11	5,580,704	4,626,844
Cash and cash equivalents	12	391,231,637	161,837,429
Total assets		398,694,465	167,732,983
Equity and liabilities
Equity	13
Share capital		6,274,833	4,057,976
Share premium		615,811,986	289,177,197
Other reserves		27,894,796	20,169,459
Currency translation reserve		(14,584)	43,290
Accumulated loss		(265,918,628)	(164,188,892)
Total equity		384,048,403	149,259,030
Long term liabilities
Non-current lease liability	9	43,564	249,418
Current liabilities
Trade and other payables	14	2,909,725	6,685,080
Accrued liabilities	16	11,067,510	10,890,749
Current lease liability	9	195,341	187,404
Current tax payable		429,922	461,302
Total liabilities		14,646,062	18,473,953
Total equity and liabilities		398,694,465	167,732,983

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Changes in Shareholders' Equity

					Currency
		Share	Share	Other	translation	Accumulated	Total
	Notes	capital	premium	reserves	reserve	losses	Equity
		€	€	€	€	€	€
Balance at January 1, 2021		235,693	138,034,580	1,979,875	(4,365)	(44,459,954)	95,785,829
Net Loss		—	—	—	—	(42,730,779)	(42,730,779)
Increase in par value		2,592,621	(2,592,621)	—	—	—	—
Issue of share capital	13	1,141,329	156,014,570	—	—	—	157,155,899
Transaction costs on issue of shares		—	(13,154,360)	—	—	—	(13,154,360)
Currency translation reserve		—	—	—	30,293	—	30,293
Settlement of share-based payments	18	8,584	440,731	(401,846)	—	(377,668)	(330,199)
Share-based payments	18	—	—	8,196,387	—	—	8,196,387
Balance at December 31, 2021		3,978,227	278,742,900	9,774,416	25,928	(87,568,401)	204,953,070
Balance at January 1, 2022		3,978,227	278,742,900	9,774,416	25,928	(87,568,401)	204,953,070
Net Loss		—	—	—	—	(76,332,557)	(76,332,557)
Issue of share capital	13	70,572	9,464,901	—		—	9,535,473
Transaction costs on issue of shares		—	(307,710)	—	—	—	(307,710)
Tax effect on transaction costs		—	257,734	—	—	—	257,734
Currency translation reserve		—	—	—	17,362	—	17,362
Settlement of share-based payments	18	9,177	1,019,372	(954,157)	—	(287,934)	(213,542)
Share-based payments	18	—	—	11,349,200	—	—	11,349,200
Balance at December 31, 2022		4,057,976	289,177,197	20,169,459	43,290	(164,188,892)	149,259,030
Balance at January 1, 2023		4,057,976	289,177,197	20,169,459	43,290	(164,188,892)	149,259,030
Net Loss		—	—	—	—	(100,875,068)	(100,875,068)
Increase in par value		—	—	—	—	—	—
Issue of share capital	13	2,169,859	340,388,989	—	—	—	342,558,848
Transaction costs on issue of shares		—	(17,712,292)	—	—	—	(17,712,292)
Tax effect on transaction costs		—	714,733	—	—	—	714,733
Currency translation reserve		—	—	—	(57,874)	—	(57,874)
Settlement of share-based payments	18	46,998	3,243,359	(2,937,889)	—	(854,668)	(502,200)
Share-based payments	18	—	—	10,663,226	—	—	10,663,226
Balance at December 31, 2023		6,274,833	615,811,986	27,894,796	(14,584)	(265,918,628)	384,048,403

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Cash Flows

		Years ended December 31,
		2023	2022	2021
	Notes	€	€	€
Operating activities
Loss before tax		(99,826,263)	(75,653,470)	(42,660,662)
Non-cash adjustments to reconcile loss before tax to net cash flows / used in operations:
Share-based payment expense	5	10,663,226	11,349,200	8,196,387
Depreciation expense	8 & 9	257,551	152,941	77,370
Net foreign exchange (gain) loss		2,794,435	(11,100,392)	(11,760,469)
Finance (income) costs		(204,019)	39,254	267,700
Changes in working capital:
Decrease (increase) in receivables		(41,051)	317,612	(130,501)
Decrease (increase) in other current assets		(953,861)	(2,511,076)	239,875
(Decrease) increase in trade and other payables		(4,171,990)	3,905,486	1,662,686
Increase (decrease) in accrued liabilities		(695,753)	6,664,878	(196,755)
Income taxes paid		(1,108,410)	(182,824)	(27,615)
Received (paid) interest		237,042	(144,243)	(267,700)
Net cash flows used in operating activities		(93,049,093)	(67,162,634)	(44,599,684)
Investing activities
Purchase of property, plant and equipment	8	(89,984)	(124,296)	(130,032)
Net cash flows used in investing activities		(89,984)	(124,296)	(130,032)
Financing activities
Proceeds from issue of shares and pre-funded warrants	13	342,911,317	9,609,865	156,825,699
Transaction costs		(17,297,810)	(839,970)	(13,154,360)
Payment of principal portion of lease liabilities		(220,507)	(119,527)	—
Net cash flows provided by financing activities		325,393,000	8,650,368	143,671,339
Net (decrease) increase in cash and cash equivalents		232,253,923	(58,636,562)	98,941,623
Cash and cash equivalents at the beginning of the year		161,837,429	209,353,132	98,628,871
Effect of exchange rate changes		(2,859,715)	11,120,859	11,782,638
Cash and cash equivalents at the end of the year	12	391,231,637	161,837,429	209,353,132

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.

1.1 Corporate information

The consolidated financial statements of Pharvaris N.V. (the "Company" or "Pharvaris") and its subsidiaries (collectively, "The Group") for the year ended December 31, 2023 were authorized for issue in accordance with a resolution of the directors on April 10, 2024.

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

1.2 Group information

Subsidiaries

The consolidated financial statements of the Group include:

			% of equity interest
Name	Legal seat	Country of incorporation	2023	2022
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%

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

2. Summary of material accounting policies

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis. Unless otherwise stated, the consolidated financial statements are presented in euro and all values are rounded to the nearest EUR (€), except per share amounts.

2.2 Going concern

Management assessed the Company’s ability to fund its operations for a period of at least 12 months after the date of signing these financial statements. Management has not identified significant going concern risks. The financial statements of the Company have been prepared on the basis of the going concern assumption based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of Pharvaris’ business plan and budget.

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

2.4 Segment reporting

Operating segments are identified based on whether the allocation of resources and/ or the assessment of performance of a particular component of Group’s activities are regularly reviewed as a separate operating segment by Group’s Chief Operating Decision Maker, or CODM. By these criteria, the activities of Pharvaris are considered to be one segment which comprises the discovery, development and commercialization of oral bradykinin-B2-receptor antagonists and the segmental analysis is the same as the analysis for Pharvaris as a whole. The Executive Committee is identified as the CODM and reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance.

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

2.8 Financial instruments Recognition and measurement

Financial assets

Initial recognition and measurement

Financial assets are initially measured at fair value plus or minus, for an item not at fair value through profit or loss ("FVTPL") transaction costs that are directly attributable to its acquisition or issue. After the initial measurement, the gains and losses are either recognized in profit and loss, or recognized in other comprehensive income.

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

For the year ended December 31, 2023, the Group had the following financial assets to be measured at amortized cost:

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

Warrants

Pre-funded warrants are classified as equity and are largely paid upfront. The pre-funded warrants can be converted into ordinary shares upon exercise of the warrant, which requires payment of a nominal exercise price to the Company at the time of exercise.

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

The tax expense for the period comprises current and deferred tax. Tax effects are recognized in the consolidated statements of loss and comprehensive loss.

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

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available or tax planning opportunities are available to the Company that will create taxable profit in appropriate periods against which the temporary differences and/or tax losses carried forward can be utilized. IAS 12 states that it is ‘probable’ that there will be sufficient taxable profit if a deductible temporary difference can be offset against a taxable temporary difference (deferred tax liability) relating to the same tax authority and the same taxable entity which will reverse in the same period as the asset, or in a period into which a loss arising from the asset may be carried back or forward.

In allocating the recognition and derecognition of DTAs on losses carried forward within a jurisdiction between equity and profit or loss (considering backward tracing), it is the Company’s accounting policy to use a so-called vertical approach instead of a horizontal one to offset results of the current year with carry forward losses of previous years. That means the carry forward losses initially accounted for in profit or loss (equity) are used to offset current year gains accounted for in profit or loss (equity) first insofar available. Any remaining gains accounted for in profit or loss (equity) are offset with losses accounted for in equity (profit or loss) of the same year, and carry forward losses initially accounted for in equity (profit or loss).

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

Service vesting condition and non-market performance vesting conditions are included in the assumptions about the number of equity instruments that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. The Group recognizes the impact of the revision to previous estimates, if any, in the consolidated statements of loss and comprehensive loss, with a corresponding adjustment to equity. The tax effect of issued restricted stock units is debited to accumulated losses.

2.16 Expenses

Research and development expenses

Research activities undertaken with the prospect of gaining new scientific knowledge and understanding are expensed as incurred. Development expenses are capitalized only if the cost involved can be measured reliably, the product or process under development is technically feasible, future economic benefits are probable and the Group has the intention and resources to complete development and use or sell it. Due to the regulatory environment and other types of uncertainty, management has determined that the criteria for capitalizing development costs to intangible assets, as set out in IAS 38, have not been met and therefore the Group has not capitalized any development expenses in 2023 or 2022. See Note 3 for information relating to research and development expenses incurred in the reporting period.

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

The group’s pension plans are classified as defined contribution plans, and, accordingly, no pension obligations are recognized in the balance sheet. Costs relating to defined contribution plans are included in the consolidated statements of loss and comprehensive loss in the period in which they are incurred, and outstanding contributions are included in other payables.

2.17 New and amended standards and interpretations

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts. In June 2020, the IASB issued amendments to IFRS 17. These amendments included changing the effective date to 2023. Effective for annual periods beginning on or after January 1, 2023. The amendments do not have a material impact on the Group.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the Board issued amendments to IAS 8, in which it introduces a new definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. Effective for annual periods beginning on or after January 1, 2023. The amendments do not have a material impact on the Group.

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

Deferred tax related to Assets and Liabilities arising from a single transaction

On May 7, 2021 the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which specifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations as of initial recognition. The amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Therefore, companies are required to recognize the deferred tax effects thereon to the extent that the related assets or liabilities provide for offsetting temporary differences upon recognition date. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. The amendments do not have a material impact on the Group.

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
•
That a right to defer must exist at the end of the reporting period
•
That classification is unaffected by the likelihood that an entity will exercise its deferral right
•
That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The amendments do not have a material impact on the Group.

International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12)

The application of the exception and disclosure of that fact is effective immediately, the other disclosure requirements are effective for annual reporting periods beginning on or after 1 January 2023, but not required in any interim financial statements for 2023

In May 2023, the International Accounting Standards Board (the IASB or Board) issued International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12 (the Amendments) to clarify the application of IAS 12 Income Taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two) income taxes. The application of the exception to recognize deferred tax balances with regard to Pillar Two rules and disclosure of that fact is effective immediately, the other disclosure requirements are effective for annual reporting periods beginning on or after 1 January 2023, but not required in any interim financial statements for 2023. The amendments do not have a material impact on the Group.

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

3. Research and development expenses

	2023	2022	2021
	€	€	€
Personnel expenses (Note 5)	(19,132,307)	(13,334,350)	(7,988,096)
Clinical expenses	(30,690,293)	(27,653,658)	(16,944,557)
Nonclinical expenses	(8,977,187)	(4,853,822)	(3,891,479)
Manufacturing costs	(6,500,986)	(11,181,355)	(6,325,068)
License costs	—	—	(500,000)
Intellectual Property costs	(274,257)	(352,389)	(139,966)
	(65,575,030)	(57,375,574)	(35,789,166)

Development expenses are currently not capitalized but are recorded in the condensed consolidated statements of profit or loss and other comprehensive loss because the recognition criteria for capitalization are not met.

Clinical expenses include costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs.

Nonclinical expenses include costs of our outsourced discovery, preclinical and nonclinical development studies.

Manufacturing expenses include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities.

License costs consist of a milestone payment of €0.5 million during 2021, which was paid to AnalytiCon upon commencement of Phase 2 development.

4. General and administrative expenses

	2023	2022	2021
	€	€	€
Personnel expenses (Note 5)	(13,314,359)	(13,484,996)	(7,033,913)
Consulting fees	(602,110)	(898,435)	(757,233)
Professional fees	(4,689,462)	(3,972,771)	(2,868,684)
Accounting, tax and auditing fees	(2,029,554)	(1,652,995)	(1,306,714)
Insurance, facilities and office expenses	(6,031,513)	(6,443,709)	(5,648,763)
Travel expenses	(1,797,588)	(1,105,961)	(143,582)
Other expenses	(2,874,004)	(1,780,167)	(590,571)
	(31,338,590)	(29,339,034)	(18,349,460)

In 2022 and 2021 the Group entered into a number of short-term rental arrangements, the expenses are included in "Other expenses".

Depreciation expense of €0.06 million (2022: €0.04 million; 2021: €0.08 million), which relate to property, plant and equipment and leases and is included in the 'Other expenses' line.

5. Personnel expenses

	2023	2022	2021
	€	€	€
Wages and salaries	(18,746,645)	(13,408,411)	(6,080,098)
Pension charges	(1,156,028)	(803,460)	(251,667)
Other social security charges	(1,880,767)	(1,258,275)	(493,857)
Share-based payments	(10,663,226)	(11,349,200)	(8,196,387)
	(32,446,666)	(26,819,346)	(15,022,010)

The number of staff (in FTEs) employed by the Group at December 31, 2023 was 82 (2022: 65; 2021: 34).

6. Finance income

	2023	2022	2021
	€	€	€
Foreign exchange differences	(3,116,662)	11,100,392	11,760,469
Interest income (expense)	224,494	(16,105)	(267,510)
Other finance expenses	(20,475)	(23,149)	(14,995)
	(2,912,643)	11,061,138	11,477,964

Other finance expenses are mainly related to bank charges.

7. Income taxes

	2023	2022	2021
	€	€	€
Current income tax expense	(473,623)	(757,413)	(131,921)
Deferred tax (charge) benefit	(575,182)	78,326	61,804
Income tax benefit / (expense)	(1,048,805)	(679,087)	(70,117)

The current tax expenses for the years ended December 31, 2023, 2022 and 2021 relates to the Company's U.S. and Dutch subsidiaries as the result of a cost-plus agreement between the U.S. and Dutch entities and the Group's principal entity in Switzerland resulting in a taxable profit in the U.S. and the Netherlands. For December 31, 2021 it is fully related to the Company's U.S. subsidiary. For the year ended December 31, 2023, a tax benefit of €0.7 million is additionally directly recognized in equity (2022: €0.3 million; 2021: €Nil)

Reconciliation of income tax benefit / (expense) at statutory tax rate and the income tax benefit / (expense) as reported in the consolidated statement of profit or loss and other comprehensive income is as follows:

	2023	2022	2021
	€	€	€
Loss before income tax	(99,826,263)	(75,653,470)	(42,660,662)
Income tax at statutory income tax rate in The Netherlands (2023: 25.8%; 2022 & 2021: 25%)	25,755,176	19,518,595	10,665,166
Effect of tax rates in other countries	(14,334,369)	(10,823,383)	(7,482,832)
Derecognition of previously unrecognized deferred tax assets	(58,506)	(554,853)	—
Current period losses for which no deferred tax asset has been recognized	(14,771,877)	(9,184,919)	(2,910,890)
Nondeductible expenses	(458,482)	383,153	(353,543)
Prior period adjustments	2,819,253	(17,680)	11,982
Income tax benefit / (expense)	(1,048,805)	(679,087)	(70,117)

The effective tax rate for 2023 is (1.1)% (2022: (0.9)%; 2021: (0.2)%).

Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.

The differences in the overseas tax rates are due to the higher tax rate in the USA and the lower tax rate in Switzerland compared to the statutory income tax rate in the Netherlands.

The Current period losses for which no deferred tax asset has been recognized consists of the unrecognized tax effect of losses incurred in Switzerland and in the Netherlands.

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

The Group has tax loss carry-forwards as of December 31, 2023 of approximately €325.0 million (2022: €182.3 million; 2021: €95.7 million), that are available for offsetting against future taxable profits of the Companies in which the losses arose. A new Dutch tax law came into effect on January 1, 2022. Under the new tax law, profits in a given year can be offset against tax loss carry forwards for an unlimited period of time. The amount of the offset will be limited to 50% of taxable income (in excess of €1.0 million). Under Swiss law, losses can be offset against future income or capital gains for seven years.

Tax loss carry-forwards incurred in current and prior years will expire as follows:

	Switzerland	Netherlands	Tax losses
Year	€ million	€ million	€ million
2027	—	—	—
2028	103,332,348	—	103,332,348
2029	87,214,172	—	87,214,172
2030	103,751,019	—	103,751,019
Unlimited	—	30,737,684	30,737,684
Total carry-forward losses	294,297,539	30,737,684	325,035,223

Deferred taxes

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses and deductible temporary differences can be utilized. Deductible temporary tax differences for which a deferred tax asset of €0.4 million was recognized relate to the personnel bonuses accrual and are expected to revert within 12 months post balance sheet date.

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

Movements in deferred tax balances

	R&D	Fixed	Non-current provisions
	expenses	assets	and liabilities	Total
Deferred tax assets	€	€	€
At January 1, 2023	1,792,382	—	301,852	2,094,234
(Charged)/credited
- Comprehensive (loss) income	(37,609)	—	111,064	73,455
- Currency translation differences	—	—	(12,716)	(12,716)
At December 31, 2023	1,754,773	—	400,200	2,154,973
Deferred tax liability
At January 1, 2023	—	(42,048)	(1,792,383)	(1,834,431)
(Charged)/credited
- Comprehensive income (loss)	—	28,489	37,610	66,099
- Currency translation differences	—	888	—	888
At December 31, 2023	—	(12,671)	(1,754,773)	(1,767,444)
Net deferred tax assets at December 31, 2023				387,529

	R&D	Fixed	Non-current provisions
	expenses	assets	and liabilities	Total
Deferred tax assets	€	€	€
At January 1, 2022	1,909,916	—	238,508	2,148,424
(Charged)/credited
- Profit or loss	(117,534)	—	49,354	(68,180)
- Currency translation differences	—	—	13,990	13,990
At December 31, 2022	1,792,382	—	301,852	2,094,234
Deferred tax liability
At January 1, 2022	—	(66,456)	(1,909,916)	(1,976,372)
(Charged)/credited
- Profit or loss	—	28,972	117,533	146,505
- Currency translation differences	—	(4,564)	—	(4,564)
At December 31, 2022	—	(42,048)	(1,792,383)	(1,834,431)
Net deferred tax assets at December 31, 2022				259,803

The total unrecognized deferred tax assets from temporary differences amounts to €11.0 million for the year ended December 31, 2023, (2022: €8.7 million; 2021: €23.8 million).

8. Property, plant and equipment

	Notes	2023	2022
Net book value		€	€
As of January 1,		193,474	108,098
Additions		90,051	124,296
Depreciation expenses	4	(59,847)	(38,920)
As of December 31,		223,678	193,474

		2023	2022
Cumulative depreciation		€	€
As of January 1,		(65,526)	(26,606)
Depreciation		(59,847)	(38,920)
As of December 31,		(125,373)	(65,526)

		2023	2022
Cumulative Costs		€	€
As of January 1,		259,000	134,704
Additions		90,051	124,296
As of December 31,		349,051	259,000

During 2023, the Group acquired assets with a cost of €0.09 million (2022: €0.1 million; 2021: €0.08 million). The investments in property, plant and equipment, relate to equipment, tools and installations.

9. Leases

The following table provides information about the Group’s right of use assets:

	2023	2022
	€	€
As of January 1,	432,965	243,251
(Disposals) / Additions	(3,302)	303,734
Depreciation charges	(197,770)	(114,020)
As of December 31,	231,893	432,965

The following table provides information about the Group’s lease liabilities at December 31, 2023:

	2023	2022
	€	€
Office leases	(238,905)	(436,822)
Total lease liability	(238,905)	(436,822)
Current Portion	(195,341)	(187,404)
Non-current Portion	(43,564)	(249,418)

The following table provides information about the maturities of the Company’s lease liabilities at December 31, 2023:

Years ending December 31,	Operating Leases
2024	158,458
2025	96,250
2026	-
Thereafter	-
Total lease payments	254,708
Less: imputed interest	15,803
Total lease liabilities	238,905
Current lease liabilities	195,341
Long-term lease liabilities	43,564

Office leases consists of a lease agreement entered into on June 1, 2021 for office space in Lexington, United States of America, or the U.S., and a lease entered into on December 1, 2022, for offices in Leiden, The Netherlands. Both leases have lease terms of three years and were assessed as being long-term.

The average incremental borrowing rate applied to the lease liabilities was 7.77% during the twelve months ended December 31, 2023 and 2022. Depreciation expense of €0.2 million, €0.1 million and €0.1 million for the for the years ended December 31, 2023, 2022 and 2021, was incurred and is reflected in general and administrative expenses as determined by the underlying activities.

The total expense related to short-term and low-value leases in 2023 was €0.2 million (2022: €0.3 million; 2021: €0.3 million) and is included in facility, communication, and office expenses

Cash outflows related to leases during the years ended December 31, 2023, 2022 and 2021 were €0.2 million, €0.1 million and €0.1 million, respectively.

10. Receivables

	2023	2022
	€	€
Current tax receivable	615,538	—
VAT receivables	423,486	382,468
	1,039,024	382,468

11. Other current assets

	2023	2022
	€	€
Prepayments	4,959,889	4,044,255
Other assets	620,815	582,589
	5,580,704	4,626,844

Prepayments mainly relate to prepaid insurance, sign-on bonus to personnel, prepaid research and development expenses and rent.

Other assets per December 31, 2023 and 2022 mainly consist of deferred transaction costs related to Group’s in-process equity financing (refer to note 13). The Company defers the transaction costs related to any in-process financing. Upon recognition of the equity instruments, the related transaction costs are deducted from share premium.

12. Cash and cash equivalents

	2023	2022
	€	€
Cash and cash equivalents	391,231,637	161,837,429
	391,231,637	161,837,429

The Cash and cash equivalents consist of bank balances and are not subject to any restriction. Of the cash on hand, €65,567 relates to guarantees.

13. Equity

On December 31, 2023, the Company’s authorized share capital amounted to € 14.1 million divided into 58,750,000 ordinary shares and 58,750,000 preferred shares, each with a nominal value of (€0.12). As of December 31, 2023, the total number of issued and fully paid shares was 52,290,212 (2022: 33,816,459; 2021: 33,151,881). On December 31, 2023, the issued share capital totaled €6.3 million (2022: €4.1 million; 2021: €4.0 million).

In March 2022, the Company filed a Form F-3 Registration Statement and prospectus, allowing the Company to sell up to $350 million of its securities, with the Securities and Exchange Commission. This Registration Statement was supplemented by a prospectus supplement covering an at-the-market program providing for the sales from time to time of up to $75 million of its ordinary shares pursuant to a Sales Agreement with SVB Securities LLC.

During June, 2023, the Company entered into a subscription agreement with certain institutional investors relating to the offer and sale of 6,951,340 ordinary shares of the Company, par value €0.12 per share, in a private placement at a purchase price of $10.07 per Ordinary Share. The subscription agreement generated $70.0 million (€64.1 million).

As of December 31, 2023, the Company has sold a total of 593,927 ordinary shares under the Sales Agreement generating total net proceeds of $9.8 million (€9.3 million), after deducting $0.3 million (€0.3 million), which was payable to Leerink Partners, LLC as commission in respect of such sales.

In December, 2023, the Company entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners, LLC as underwriters, pursuant to which the Company agreed to issue and sell (i) 11,125,000 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 1,375,000 ordinary shares in an underwritten offering. The Offering closed on December 8, 2023, and the Company generated net proceeds of $282.0 million (€261.6 million), after deducting bank fees of $18.0 million (€16.7 million).

The Shares were sold in the Offering at the public offering price of $24.00 per share. The Pre-Funded Warrants were sold at a public offering price of $23.99 per Pre-Funded Warrant, which represents the per share public offering price for the common stock less the $0.01 per share exercise price for each such Pre-Funded Warrant. Each Pre-Funded Warrant is exercisable as of December 8, 2023 until fully exercised, subject to an ownership limitation relating to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as set forth in the form of Pre-Funded Warrant.

The Pre-funded warrants were subsequently exercised in January 2024 for gross exercise proceeds of $0.01 million and resulted in issuance of 1,375,000 ordinary shares.

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

	2023	2022
	Number of shares	Number of shares
Ordinary shares	52,290,212	33,816,459
	52,290,212	33,816,459

No dividend was distributed in 2023, 2022 or 2021.

The following describes the nature and purpose of each reserve within equity:

Share premium

The amount subscribed for share capital in excess of nominal value.

Other reserves

Other reserves consist of share-based payments reserve, which is used to recognize the grant date fair value of options and RSUs issued to employees and consultants over the vesting period.

14. Trade and other payables

	2023	2022
	€	€
Trade payables	2,909,725	5,979,168
Tax and social security liabilities	—	705,912
	2,909,725	6,685,080

15. Financial assets and liabilities fair value

Fair values of cash, receivables, and current liabilities approximate their carrying amounts due to the short-term maturities of these instruments.

16. Accrued liabilities

	2023	2022
	€	€
Consulting, professional and audit liability	351,064	642,662
Clinical accrued liabilities	1,832,590	3,824,468
Manufacturing accrued liabilities	2,079,900	2,285,584
Nonclinical accrued liabilities	493,907	885,030
Personnel related accruals	5,892,087	2,971,068
Other accrued liabilities	417,962	281,937
	11,067,510	10,890,749

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

For the year ended December 31, 2023, the Group recognized a foreign exchange loss of €3.1 million and foreign exchange gains of €11.1 million and €11.8 million, for the years ended December 31, 2022 and 2021, respectively. The foreign exchange gain was primarily related to the U.S. dollar cash holding of its subsidiary and the associated strengthening of the U.S. dollar compared to euro during the year.

Material occurrences of foreign exchange losses would negatively affect the Group.

At December 31, 2023 and 2022, if the U.S. dollar had weakened / strengthened by 10% against the euro with all other variables held constant, the cash balance would have been €18.8 million and €6.8 million higher / lower, respectively.

At December 31, 2023 and 2022, if the CHF had weakened / strengthened by 10% against the euro with all other variables held constant, the cash balance would have been €7.1 million and €2.0 million higher / lower, respectively.

The Group keeps an amount of $208.2 million, €131.8 million and CHF65.8 million in its bank accounts as of December 31, 2023.

Interest risk

The Group has no borrowings and is therefore not exposed to changes in the interest rates on loans and borrowings. The Group has €391.2 million of cash on the balance sheet at December 31, 2023. The Group is implementing its treasury strategy to monitor the impact of changes in interest rates.

Credit risk

Credit risk arises from cash and other financial assets, including deposits with banks and financial institutions. Cash deposits and investments are placed only with accredited financial institutions. Credit risk is further limited by investing only in liquid instruments. The Group’s maximum exposure to credit risk for the components of the statements of financial position on December 31, 2023 and 2022 are the carrying amounts as illustrated in Note 12. There are no financial assets past due date or impaired.

Concentration of Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash. Cash deposits are placed only with reputable financial institutions with a credit rating of not less than A-(Standard & Poor’s). Credit risk is further limited by investing only in liquid instruments. As of December 31, 2023, cash consists of cash deposited with four financial institutions and account balances may exceed insured limits.

Liquidity risk

Liquidity risk is the risk that the Group might encounter difficulties in meeting the obligations associated with its financial liabilities, which are normally settled by delivering cash. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due.

As of December 31, 2023, the Company has cash and cash equivalents of €391.2 million.

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

The below table summarizes the maturity profile of the Group’s accrued liabilities based on contractual undiscounted payments:

	Less than 12 months	1 to 5 years	Total
December 31, 2023	€	€	€
Trade and other payables	2,909,725	—	2,909,725
Accrued liabilities	11,067,510	—	11,067,510
Lease Liabilities	158,458	96,250	254,708
	Less than 12 months	1 to 5 years	Total
December 31, 2022	€	€	€
Trade and other payables	6,685,080	—	6,685,080
Accrued liabilities	10,890,749	—	10,890,749
Lease Liabilities	222,182	254,709	476,891

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

On April 6, 2023, a total of 846,000 stock options were granted of which 571,000 were granted to members of key management and 296,000 were granted to members of the board, with an exercise price of $8.05 per share with a final exercise date of April 6, 2033 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on April 6, 2024 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

On November 15, 2023, a total of 90,000 stock options were granted to a member of key management with an exercise price of $16.40 per share with a final exercise date of November 15, 2033 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on November 15, 2024 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

The share-based payment expenses are recognized over the service period in the consolidated statements of loss and comprehensive loss. The share-based payment expense recorded for the years ended December 31, 2023, 2022 and 2021 that related to Options, amounted to €6.2 million, €7.6 million and €7.0 million, respectively.

The following table illustrates the number and weighted average exercise prices of, and movements in, stock options during the year:

		Weighted		Weighted		Weighted
		average		average		average
	2023	exercise price	2022	exercise price	2021	exercise price
	Number stock options	€	Number stock options	€	Number stock options	€
Outstanding January 1,	3,181,538	9.69	2,470,295	9.18	1,465,295	1.85
Granted	936,000	6.53	742,500	16.12	1,144,000	15.80
Exercised	(241,825)	1.45	(31,257)	2.38	(34,000)	2.38
Forfeited	(45,061)	8.90	—	—	(105,000)	16.67
Outstanding December 31,	3,830,652	9.46	3,181,538	9.69	2,470,295	9.18

Out of the total outstanding stock options of 3,830,652 at December 31, 2023 (2022: 3,181,538, 2021: 2,470,295), 1,949,721 stock options were exercisable (2022: 1,585,404; 2021: 469,630). The options outstanding at December 31, 2023 had an exercise price in the range of €0.01 to €16.88 (2022: €0.01 to €16.78; 2021: €0.01 to €16.67) and a weighted-average remaining contractual life of 6.4 years (2022: 7.5 years; 2021: 8.0 years).

A total of 241,825 share options were exercised during the period ended December 31, 2023 (2022: 31,257; 2021: 34,000) and had a weighted-average share price of €20.08 (2022: €11.74; 2021: €38.75) at the date of exercise.

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

In 2022 the Company granted a total of 681,588 RSUs to employees with a final vesting date four years later unless forfeited on an earlier date. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates. The fair value of the RSUs granted after the IPO is determined based on the closing share price on the grant date. The weighted-average grant date fair value of the RSUs granted in 2022 amounted to €11.84. The expenses are recognized over the service period in the consolidated statements of loss and comprehensive loss.

In 2023 the Company granted a total of 528,004 RSUs to employees with a final vesting date four years later unless forfeited on an earlier date. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates. The fair value of the RSUs granted after the IPO is determined based on the closing share price on the grant date. The weighted-average grant date fair value of the RSUs granted in 2023 amounted to €9.52. The expenses are recognized over the service period in the consolidated statements of loss and comprehensive loss.

The share-based payment expense recorded for the years ended December 31, 2023, 2022 and 2021 that related to RSUs, amounted to €4.5 million, €3.8 million and €1.2 million, respectively.

The following table illustrates the number of and movements in unvested RSUs during the year:

	2023	2022	2021
	Number RSUs	Number RSUs	Number RSUs
Outstanding January 1,	795,694	259,714	153,595
Granted	528,004	681,588	175,991
Vested and settled	(209,671)	(65,846)	(57,372)
Forfeited	(80,213)	(79,762)	(12,500)
Outstanding December 31,	1,033,814	795,694	259,714

Fair Value Measurement of the Stock Options

The input used in the measurement of the fair value per option at each grant/measurements date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	November 15,	April 6,	June 1,	April 1,	January 1,	July 1,	June 25,	June 25,	February 4,	January 1,
	2023	2023	2022	2022	2022	2021	2021	2021	2021	2021
							Option 1	Option 2
Number of options	90,000	846,000	120,000	552,500	70,000	150,000	14,000	88,000	873,000	107,000
Fair value of the options (€)	€12.27	€5.92	€11.89	€11.50	€9.08	€10.50	€10.90	€13.73	€11.88	€5.06
Fair value of the ordinary shares (€)	€15.12	€7.36	€16.88	€16.42	€12.65	€14.67	€15.46	€15.46	€16.69	€7.25
Exercise price (€)	€15.12	€7.36	€16.88	€16.42	€12.65	€14.67	€16.74	€2.38	€16.69	€7.25
Expected volatility (%)	100%	100%	80%	80%	85%	85%	85%	85%	85%	85%
Expected life (years)	6.1	6.1	6.1	6.1	6.1	6.1	6.1	4.6	6.1	6.0
Risk-free interest rate (%)	4.6%	3.6%	3.0%	2.6%	1.4%	1.2%	1.2%	-0.5%	0.8%	-0.6%
Expected dividend yield	-	-	-	-	-	-	-	-	-	-

Expected volatility in 2023, was based on the volatility of the Company and comparable peer group companies, while in prior periods expected volatility was based on an evaluation of the historical volatilities of comparable listed biotech-companies only. The expected life is based on Management’s best estimate of when the options will be exercised. The risk-free interest rate is based on the yield on German government Strip bonds or US Government bonds depending on whether the exercise price is in euros or in US dollars. The expected dividend yield is zero considering the stage of the Company.

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

19. Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares as well as pre-funded warrants during the year.

All of the Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share attributable to ordinary stockholders as the effect of including them would be antidilutive.

Outstanding options are not included in the calculation of diluted earnings per share because they are antidilutive in 2023, 2022 and 2021.

Basic and diluted loss per share

	Year Ended December 31,
	2023	2022	2021
	€	€	€
Net Loss	(100,875,068)	(76,332,557)	(42,700,486)
Weighted average number of ordinary shares outstanding	38,391,654	33,585,976	30,411,902
Basic and diluted loss per share	(2.63)	(2.27)	(1.40)

20. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

Charité Research Organisation GmbH (Charité CRO)

Dr. Knolle, who served as Chief Scientific Officer and Chief Operating Officer since the Company's inception up to September 30, 2023, was a member of the board of Charité Research Organisation GmbH, or Charité CRO until February 28, 2022. The Company has entered into a service contract with Charité CRO according to which Charité CRO provides services supporting research for the Company. In fiscal years 2023, 2022 and 2021, payments to Charité CRO with respect to this service contract amounted to €0.5 million, €0.4 million and €608, respectively.

Key management personnel compensation

	2023	2022	2021
	€	€	€
Short term employee benefits	4,467,603	3,461,860	2,517,211
Post employee benefits	189,996	148,678	80,482
Share-based payments	6,252,492	6,524,726	6,269,218
Total	10,910,091	10,135,264	8,866,911

At the end of financial year 2020 an amount of €120,000 of short-term employee benefits was capitalized on the consolidated statements of financial position. This amount was recognized in the Group’s statements of profit or loss and other comprehensive income in 2021. As at 31 December 2023 and 2022, no short-term employee benefits have been capitalized.

The Group engages two management entities for the purpose of providing key management services to the Group. These management entities are considered related parties, as they provide key management services and the key management personnel have key management functions within these entities. Certain key management personnel are also shareholders of the Company. The aggregate amount of expense recognized in the consolidated statements of loss and comprehensive loss related to these related parties were €1.1 million in 2023 (2022: €1.2 million, 2021:€1.1 million).

The aggregate amounts payable to the related parties were €1.4 million (2022: €1.2 million, 2021: €1.6 million).

21. Commitments and contingencies

This section provides additional information about items not recognized in the financial statements but could potentially have a significant impact on the Group’s financial position and performance.

Non-cancellable service contracts

The Group has entered into research and development commitments in relation to the developments of Group’s oral bradykinin-B2-receptor antagonist.

Commitment for the minimum payments in relation to the non-cancellable service contracts amount to €49 million as of December 31, 2023 (2022: €28 million), of which €44.8 million is committed in the year ending December 31, 2024.

On March 31, 2016, the Company entered into a license agreement (the “AnalytiCon License”) and a research agreement with AnalytiCon to collaborate for the development of an orally available bradykinin-B2-receptor antagonist. Pursuant to the AnalytiCon License, the Company acquired a worldwide, exclusive license from AnalytiCon to use (i) a certain proprietary substance class of bradykinin-B2-receptor antagonists with the potential of oral activity (“OB2RA”) and (ii) any derivatives, improvements, analogs, isomers, metabolites, or conjugates therefrom (together “OB2RA Class”), in each case, for the purpose of developing, manufacturing and marketing compounds on a global basis from the OB2RA Class for the treatment of, among others, hereditary angioedema. Certain rights associated with deucrictibant, PHVS416 and PHVS719 are subject to the AnalytiCon License.

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

22. Contingent liabilities and contingent assets

The Group had no contingent liabilities and no contingent assets at December 31, 2023 and 2022.

23. Events after the reporting period

On April 10, 2024, the Company announced the appointment of Mr. David W. Nassif to the newly created position of Chief Financial Officer, effective April 15, 2024. As Chief Financial Officer, Mr. Nassif will lead and oversee all of the Company’s financial activities and will be responsible for maintaining the financial health of the company.

Signatories to the financial statements

Leiden, April 10, 2024

Pharvaris N.V.
Board of directors

/s/ D. Meeker	/s/ R. Glassman
D. Meeker	R. Glassman

/s/ E. Björk	/s/ B.A.E. Modig
E. Björk	B.A.E. Modig

/s/ V. Monges	/s/ J.G.C.P. Schikan
V. Monges	J.G.C.P. Schikan