Form 20-F
period 2024-12-31
Pharvaris N.V.
filed 2025-04-07
CIK 1830487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

acc

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to .

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

The number of outstanding common shares as of December 31, 2024 was 54,379,491.

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

See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-accelerated Filer	☐
				Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•
the expected timing, progress, or success of our clinical development programs, especially for IR (immediate-release deucrictibant capsules) and XR (extended-release deucrictibant tablets), which are in late-stage global clinical trials;
•
our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1 and CHAPTER-1 Phase 2 study in ongoing and future nonclinical studies and clinical trials;
•
risks arising from epidemic diseases which may adversely impact our business, nonclinical studies and clinical trials, the outcome and timing of regulatory approvals and the value of our ordinary shares;
•
the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates IR and XR or any other product candidate that we may develop in the future;
•
our ability to market, commercialize and achieve market acceptance for our product candidates IR and XR or any of our other product candidates that we may develop in the future, if approved;
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
•
our ability to maintain an effective system of internal control over financial reporting;
•
our expectations regarding the time during which we will be a foreign private issuer; and
•
changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war.

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

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

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

C.
Reasons for the offer and use of proceeds

Not applicable.

D.
Risk factors

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occur, and as a result, the market price of our ordinary shares could decline, and you could lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

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
•
Our business and operations may be adversely affected by a variety of events outside our control, including, but not limited to, outbreaks of infectious diseases and geopolitical instability such as the conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war.
•
We are heavily dependent on the success of our product candidates: (i) extended-release (“XR”) tablet formulation of deucrictibant (previously referred to as PHVS719) and (ii) immediate-release (“IR”) capsule formulation of deucrictibant (previously referred to as PHVS416), which are in late-stage development. We have released topline data from our RAPIDe-1 study demonstrating efficacy in our Phase 2 clinical trial for treatment of HAE attacks on demand using deucrictibant IR and topline data from our CHAPTER-1 study demonstrating efficacy in our Phase 2 clinical trial of deucrictibant XR of HAE attacks. We cannot give any assurance that either product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval, be commercialized, or be differentiated in the market. If we are unable to successfully commercialize our product candidates, or experience significant delays in doing so, our business, financial condition, results of operations and prospects would be materially adversely affected.

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
•
If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and as a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.
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
•
If we fail to make required payments under the terms of the agreement with BRAIN Biotech AG, or BRAIN (as successor in interest to AnalytiCon Discovery GmbH), pursuant to which we acquired certain of our core intellectual property, BRAIN may exercise remedies that would materially and adversely affect our business and results of operations.
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

We expect our expenses to increase in parallel with our ongoing activities, particularly as we continue our discovery and nonclinical development to identify new clinical candidates and initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Because the outcome of any clinical trial or preclinical study is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. If we do not have sufficient cash and cash equivalents to fund the completion of the research, nonclinical studies and clinical development of our programs, we will be required to seek a significant amount of additional funds by raising additional equity, convertible financing or non-dilutive financing such as debt financing arrangements, strategic transactions or other means. We may also delay, reduce the scope of, eliminate or divest clinical programs, partner with others or divest one or more of our activities and consider other cost reduction initiatives, such as withholding initiation or expansion of clinical trials or research and slowing down patient recruitment of clinical trials. We may also be required to sell or license to others, technologies or clinical product candidates or programs that we would prefer to develop and commercialize ourselves. In the event we are not able to generate sufficient funds from these measures, we may be unable to continue as a going concern, our business, financial condition and/or results of operations could be materially and adversely affected and we may ultimately go into insolvency.

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

If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and as a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Section 404 of the Sarbanes-Oxley Act requires management of public companies to develop and implement internal control over financial reporting and to evaluate the effectiveness thereof. If we identify one or more material weaknesses in our internal control over financial reporting, we will not be able to assert that our internal controls and procedures are effective. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our annual financial statements through December 31, 2023, we identified material weaknesses in the design of our internal control over financial reporting, which our management concluded to have been remediated as of December 31, 2024.

We cannot assure you that material weaknesses will not be discovered in the future. If we do not remediate these issues or if we fail to design and operate effective internal controls in the future, it could result in material misstatements in our financial statements and potentially require us to restate our financial statements which may result in the trading value of our ordinary shares being materially and adversely affected.

Our management is required to assess the effectiveness of our internal controls over financial reporting on an annual basis pursuant to SOX 404(a). Now that we are no longer an “emerging growth company,” our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us as a U.S. public company and an assessment of the effectiveness of our internal control over financial reporting by an independent registered public accounting firm in accordance with the provisions of Section 404 could detect additional significant deficiencies or material weaknesses that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. Investors may lose confidence in the accuracy and completeness of our financial reports, which could cause the market price of our ordinary shares to decline and also restrict our future access to the capital markets.

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

We are subject to taxation in the Netherlands, Switzerland, the United States, and other jurisdictions. Our future effective income tax rate may be variable and depend on changes in the level of operating results within various local jurisdictions and changes in the applicable taxation rates of these jurisdictions. If legislators, tax authorities, or government agencies in the jurisdictions in which we operate were to change applicable tax laws and regulations (for example, as a result of the various global, regional and local initiatives to reform the international tax framework, such as the base erosion and profit shifting project undertaken by the Organization for Economic Co-operation and Development and G20 Inclusive Framework and the two-pillar solution to address the tax challenges arising from the digitalization of the economy) or successfully challenge the manner in which our income taxes are currently recognized or calculated or the transfer pricing policies employed by us (including policies set forth in any advance pricing agreements entered into with any taxing authorities), our income tax expense could increase, which would adversely impact our cash flow and profitability.

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

Risks Related to the Development and Clinical Testing of Our Product Candidates

We have experienced, and may continue to experience, setbacks in our clinical trials, including as a result of the clinical holds which were lifted in June 2023 and January 2024. Moreover, we have established proof-of-concept for deucrictibant in Phase 2 trials for both treatment and prophylaxis of HAE attacks. We have designed and advanced our future clinical development program based on these results as well as modelling of our results from those trials with additional in vitro and in vivo data and comparisons to published results for other currently available products from different trials. We may not be able to replicate these results or analyses in future clinical trials that assess the endpoints required to obtain regulatory approval or we may have inconclusive or negative results. Any setbacks in our clinical development program could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Even if clinical trials are successful, before granting approval to any product candidate, regulatory authorities can request additional clinical trials, including with larger patient numbers, find deficiencies in the manufacturing processes or facilities upon which we rely and change their approval policies or regulations or their prior guidance to us during clinical development in a manner that renders our clinical data insufficient for approval. We have, and may continue to experience numerous setbacks during, or as a result of, the clinical trial process that could delay or prevent the commencement, conduct and completion of clinical trials or the commercialization of our current and any future programs, such as:

•
delays in reaching a consensus with regulatory agencies on the design or implementation of our clinical trials, including with respect to our strategy for sharing Phase 1 and Phase 2 data between IR and XR programs and designs for improving the efficiency of our clinical development path;
•
delays in obtaining regulatory approval or ethics committee approval to commence a clinical trial;
•
delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;
•
failure of CROs to adequately supervise investigators;
•
failure to recruit sufficient investigators or recruit and enroll sufficient subjects for our clinical trials in a timely manner or at all, including due to (i) pandemics and (ii) geopolitical tensions;
•
delay or failure in having subjects complete a trial or return for post-treatment follow-up, including due to (i) pandemics and (ii) geopolitical tensions;

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

If we suffer any material delays, negative results or other setbacks in our clinical trials or nonclinical studies or if any of our clinical trials are put on clinical hold or terminated, we may incur increased costs or be unable to continue development of deucrictibant, including our product candidates IR and XR, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are heavily dependent on the success of our product candidates deucrictibant IR and deucrictibant XR, which are in late-stage development. We have released topline data from our RAPIDe-1 study demonstrating efficacy in our Phase 2 clinical trial for treatment of HAE attacks on demand using deucrictibant immediate-release (IR) and topline data from our CHAPTER-1 study demonstrating efficacy in our Phase 2 clinical trial of deucrictibant for the prophylactic treatment of HAE attacks. We cannot give any assurance that either product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval, be commercialized, or be differentiated in the market. If we are unable to successfully commercialize our product candidates, or experience significant delays in doing so, our business, financial condition, results of operations and prospects would be materially adversely affected.

We do not have any drugs that have received regulatory approval and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenses for the foreseeable future will be devoted to the clinical development of our product candidates, deucrictibant IR and deucrictibant XR, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates. To date we have data from preclinical studies, Phase 1 clinical trials in healthy volunteers, and Phase 2 trials in people living with HAE of deucrictibant in both treatment and prophylaxis of HAE attacks. However, we have not conducted a head-to-head comparison of icatibant or any other drug candidate to deucrictibant in a clinical trial. We have compared the published data for icatibant to data from our Phase 1 clinical trial of deucrictibant and Phase 2 trial of IR (RAPIDe-1). Accordingly, the value of comparisons to icatibant in this Annual Report may be limited because they are not derived from a head-to-head trial, and they are from trials that were conducted under different protocols at different sites and at different times. Without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved. Future clinical trials may not confirm our analyses to date. The development of IR and XR has been and will continue to be a time-consuming and costly process and may leave us with insufficient resources to advance other programs and product candidates. We cannot be certain that any deucrictibant-containing product candidate, including IR and XR, will receive regulatory approval or be successfully commercialized, even if we receive regulatory approval.

The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, advertising promotion, commercialization and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA in the United States, the European Union and the European Medicines Agency or EMA in Europe and regulatory authorities in other countries, with regulations differing from country to country. We will not be permitted to market our drug candidates in the United States or Europe until we receive approval of a New Drug Application, or NDA, from the FDA or a marketing authorization, or MA, from the European Commission (based on the positive opinion of the EMA), respectively. We have not submitted any marketing authorization applications for any of our product candidates. NDAs and MAs must include extensive nonclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. The nonclinical and clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of drug development, including failure to demonstrate efficacy or safety; the occurrence of adverse events that are severe or medically or commercially unacceptable; our or our partners’ failure to comply with trial protocols, applicable regulatory requirements, and industry standards; or a determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or be approved in accordance with our development plans or at all. We cannot guarantee that any nonclinical studies and clinical trials will be conducted as planned or completed on schedule, if at all, or that the results of such trials will be sufficient to support regulatory approval for our product candidates. Failure to obtain regulatory approval for any of our product candidates IR and XR or any other product candidate in the United States, Europe or other jurisdictions will prevent us from commercializing and marketing these products in such jurisdictions.

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

Our business and operations, including ongoing and planned clinical trials, may be adversely affected by a variety of events outside our control, including pandemics, epidemics or outbreaks of infectious diseases, and geopolitical instability, such as the conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war.

A wide variety of events beyond our control, including natural or man-made disasters, power shortages, fires, extreme weather conditions, pandemics, epidemics or outbreaks of infectious diseases, political instability or other events could disrupt our business or operations or those of our development partners, manufacturers, regulators or other third parties with whom we conduct business now or in the future. These events may cause businesses and government agencies to be shut down, supply chains to be interrupted, slowed, or rendered inoperable, and individuals to become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions. The spread of variants of infectious diseases may interrupt, or delay, our clinical trial activities, regulatory reviews, manufacturing activities and supply chain. Infectious disease pandemics may delay enrollment in our clinical trials due to prioritization of hospital resources towards the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approvals and commercialize our product candidates. In addition, even with our distributed operations, employee vaccinations and our observation of social distancing measures, there remains the possibility that key personnel may become ill or are otherwise unable to work, which could affect our operations.

Moreover, unforeseen global events, such as the armed conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war, could adversely impact our business and operations. The invasion of Ukraine and the Hamas attack against Israel and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in regional conflicts and also adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our studies include a significant number of patients in Germany, Poland and Bulgaria, and we have a patient in Israel. A further escalation of the conflict in Ukraine and the Middle East may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Our ability to conduct clinical trials in these regions may also become restricted under applicable sanctions laws, which may require us to identify alternative trial sites. Any of the foregoing could impede the execution of our clinical development plans, which could materially harm our business.

Disruptions at the FDA, European Medical Agency or EMA and other government agencies, including as a result of the new administration, funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA, EMA and other comparable government agencies to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes including policy changes coming from the new administration, ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect their ability to perform routine functions. Government funding of government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA, EMA and other agencies may also slow the time necessary for new drugs or modifications to cleared or approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. If a prolonged government shutdown occurs, or if global health concerns prevent the FDA, EMA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA, EMA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We may not be able to design and develop an extended-release formulation.

Our current strategy includes developing an extended-release formulation for the deucrictibant prophylactic indication (XR). To date, we have studied prospective extended-release formulation only in clinical studies in healthy volunteers. We are planning to conduct multiple dose study to assess the PK and safety of the final extended-release formulation. In future multiple dose studies, either in healthy volunteers or in HAE clinical studies, we may not observe the desired PK profile with the current or any extended-release formulation.

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
•
any delays and difficulties in enrollment due to the spread of an infectious disease;
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

Clinical trials are conducted in a limited sample of the patient population for the disease or condition under study; the actual patient population may have significantly more variability than the clinical trial subjects. In addition, clinical trials are, by design, limited with respect to the number of subjects, the duration of exposure to the product candidate, and by inclusion and exclusion criteria to a restricted composition of the overall patient population. As a result of such limitations, we cannot be sure that all side effects of our product candidates may be uncovered during our clinical trials or that a complete safety profile of our product candidates will be identified. Further, even larger clinical trials may not identify rare serious adverse effects, or the duration of such studies may not be of sufficient length to identify when those events may occur. There have been other products that have been approved by the regulatory authorities but for which safety concerns have been uncovered following approval. Such safety concerns have led to labeling changes, the imposition of other regulatory requirements (e.g., Risk Evaluation and Mitigation Strategy or REMs, or post-authorization safety studies, or PASS) or withdrawal of products from the market, and any of our product candidates may be subject to similar risks.

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and nonclinical (animal) studies, they may not prove to be safe or effective in subsequent clinical trials. For example, the results of animal studies may not accurately predict human experience. Likewise, early clinical trials may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. In this Annual Report we discuss the potency of deucrictibant as shown in preclinical, Phase 1 clinical trials, and Phase 2 clinical trials (RAPIDe-1 and CHAPTER-1). Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy. We have released topline data from our RAPIDe-1 study demonstrating efficacy in our Phase 2 clinical trial for treatment of HAE attacks on demand using deucrictibant immediate-release (IR) and topline data from our CHAPTER-1 study demonstrating efficacy in our Phase 2 clinical trial of deucrictibant for the prophylactic treatment of HAE attacks. The results of preclinical studies and early and mid-stage clinical trials, as well as data from interim analysis of ongoing clinical trials, may not be predictive of the results of ongoing or future clinical trials.

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

Since the 1990s, many companies have tried but failed to discover oral B2 antagonists, as the bradykinin B2 receptor proved to be a difficult target for the development of orally available antagonists. Current treatment guidelines also recommend against the use of the traditionally used oral HAE medications, such as antifibrinolytics (tranexamic acid or epsilon aminocaproic acid), due to limited efficacy. As our product candidates are based on novel technologies, it is difficult to predict the time or costs associated with the regulatory approval process or be certain of our ability to successfully commence, conduct, and complete clinical development, or obtain the necessary regulatory and reimbursement approvals required for the commercialization of our product candidates IR and XR. As discussed under “—Risks Related to the Development and Clinical Testing of Our Product Candidates—We may experience setbacks in our clinical trials, including delays in commencing, conducting or completing our clinical trials, as well as inconclusive or negative results, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects,” we or our partners may experience any number of unfavorable outcomes during or as a result of nonclinical studies and clinical trials which could delay or prevent regulatory approval of our product candidates, or negatively impact our management’s credibility, our value and our operating results.

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

On March 18, 2022, the FDA granted orphan drug designation to PHA121 (deucrictibant), the active ingredient in our IR and XR product candidates for treatment of bradykinin-mediated angioedema. Even though we have obtained orphan drug exclusivity for deucrictibant in the U.S., an approval may be granted to other applicants of a similar product for the same indication if we are unable to supply sufficient quantities of the product, we consent to such an approval, or if the product of a second applicant is deemed to be clinically superior to our product. Changes to the current regulatory frameworks governing orphan drugs may also impact existing and future market exclusivities provided as a result of orphan drug designation. Even if we were to succeed in maintaining market exclusivity for products through orphan drug status, the orphan drug regulations would not preclude competitors from developing or marketing different products for the same indications to which our programs are directed, or from independently developing versions of our products for different indications. Further, we may lose orphan drug exclusivity if the FDA determines that the request for designation was materially defective. If we fail to obtain or maintain orphan exclusivity for deucrictibant or any future products, or if the commercial value of market exclusivity is diminished, our competitive position or financial and commercial prospects could be materially adversely affected.

If we fail to comply with ongoing regulatory obligations and restrictions following regulatory approval of any product candidate, regulatory authorities may take enforcement action against us, for example, any regulatory approval granted could be withdrawn or revoked and sale of any products could be suspended, or financial penalties could be imposed.

If any of our product candidates are approved for commercialization by the FDA or another regulatory authority, we would be subject to extensive regulatory requirements over, among other things, product manufacturing, testing, labeling, packaging, storage, advertising, promotion, marketing, distribution, export, import, adverse event reporting and record keeping. These requirements include submissions of safety and other post-commercialization information and reports, drug establishment registration and drug listing requirements, current Good Manufacturing Practices, or cGMP, relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents. In addition, we would be subject to other requirements regarding the distribution of drug samples to physicians. We and our suppliers, Contract Development and Manufacturing Organization ("CDMOs") and contract testing laboratories would also be subject to inspection by the FDA or other regulatory authorities to determine compliance with these requirements. In addition, facilities in the European Union that manufacture any of our product candidates must be licensed by the relevant regulatory authorities. In the United States, there are also certain state requirements with respect to drug manufacturing and distribution with which we must comply.

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

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each product candidate. As such, we are currently primarily focused on the development of IR and XR. These, and future decisions concerning the allocation of capabilities, infrastructure, management and financial resources towards particular programs or therapeutic areas may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, these and future decisions to delay or terminate product development programs could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

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

In addition, we currently rely on a small number of CDMOs for the production of certain of our product candidates and, as a result, face certain additional risks relating to our manufacturing operations. A single significant disruptive event at the manufacturing operations of one of our CDMOs can have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, one of our CDMOs is located in the United Kingdom and we cannot rule out the possibility of delays in obtaining our product candidates as a result of changes in the governing regulatory framework, including import/export restrictions, due to Brexit. Business interruption insurance may not adequately compensate us for any losses that may occur, and we would have to bear the additional cost of any disruption. For instance, if we were to experience an unexpected loss of supply, or if our CDMOs are unable to meet our demand for our product candidates or their services, we could experience delays in our research and development activities, planned clinical trials or commercialization of approved products. Finding alternative CDMOs or suppliers of acceptable quality who can deliver appropriate volumes at acceptable cost may be challenging. Moreover, the long transition periods involved in the change of CDMOs and suppliers, if necessary, would significantly delay our clinical trials and the commercialization of our product candidates, if approved.

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

We expect that development of our own manufacturing facilities could provide us with enhanced control of material supply for our product candidates for clinical trials and the commercial market. However, we have no experience as a company in developing and operating a manufacturing facility and may never be successful in developing our own manufacturing facility or capability should we decide to do so. In particular, if we do pursue the construction of our own manufacturing facilities, we may not complete construction in a timely manner, if at all. Such facilities would also need to be inspected and approved by the FDA and other regulatory agencies before these facilities can be used to manufacture our product candidates, which may subject us to unforeseen delays in our manufacturing efforts and additional regulatory inspections.

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

As the manufacturing processes are scaled up, they may reveal manufacturing challenges or previously unknown impurities that could require resolution in order to proceed with our planned clinical trials and obtain regulatory approval for the commercial marketing of our products. In the future, we may identify manufacturing issues or impurities that could result in delays in the clinical program and regulatory approval for our products, increases in our operating expenses, or failure to obtain or maintain approval for our products. Our reliance on third-party manufacturers entails risks, including the following:

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
•
the failure to deliver our products under specified storage conditions and in a timely manner; and
•
the imposition of tariffs on our products in the future.

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

Our third-party manufacturers or suppliers may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and the safety of the environment. The operations of our third-party manufacturers and suppliers also produce hazardous waste products. Various laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or waste, and we may be sued for any injury or contamination that results from our use or the use by third parties of these materials. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

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

As a result of our clinical development, we will have access to very sensitive data regarding the patients enrolled in our clinical trials, and our current and future product candidates will rely on the use of patient and donor data and material. This data will contain information that is personal in nature, and the maintenance of this data is subject to certain privacy-related laws, which impose administrative burdens, substantial costs and litigation risks upon us, such as the rules promulgated by the U.S. Department of Health and Human Services under the U.S.Health Insurance Portability and Accountability Act ("HIPAA"), and U.S. state privacy laws. These rules inter alia require that written authorizations from patients are obtained, and that policies, procedures and reasonable and appropriate security measures are implemented that protect individually identifiable health and other information we receive and to ensure that such information is used only as authorized by the patient. If the patient fails to execute an authorization or the authorization fails to contain all required provisions, then we will not be allowed access to the patient’s information and our research efforts can be substantially delayed. Also, any violations of these rules by us could subject us to civil and criminal penalties and adverse publicity and could harm our ability to initiate and complete clinical trials.

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

We have relatively limited experience with the relevant privacy and security policies, practices and regulations, and cannot assure that our policies and practices will be sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal data. Privacy laws, rules and regulations also evolve frequently, and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another. The interpretation and application of consumer, health-related and data protection laws, especially with respect to genetic samples and data, in the United States, the European Union and elsewhere, are often uncertain, contradictory and in flux. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot determine the impact such future laws, regulations and standards may have on our business. We cannot provide assurance that current or future legislation will not prevent us from generating or maintaining personal data or that patients will consent to the use of their personal data (as necessary); either of these circumstances may prevent us from undertaking or publishing essential research and development, manufacturing and commercialization, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

These laws, rules and regulations evolve frequently, and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another. The interpretation and application of consumer, health-related and data protection laws, especially with respect to genetic samples and data, in the United States, the European Union, or EU, and elsewhere, are often uncertain, contradictory and in flux. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot determine the impact such future laws, regulations and standards may have on our business. Our internal computer systems, or those used by our clinical investigators, contractors or consultants, may fail or suffer security breaches.

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

Risks Related to the Commercialization of Our Product Candidates

If we are unable to commercialize our product candidates IR and XR or any other product candidates that we may pursue, or experience significant delays in doing so, our business, financial condition, results of operations and prospects would be materially adversely affected.

We do not expect to generate product revenues in the foreseeable future. If our product candidates IR and XR or any other program that we may pursue fails, we will have to develop, acquire, or license new programs. Our product candidates, as well as any other programs we may pursue, could be unsuccessful if they:

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

Moreover, if we are successful in developing both IR and XR, we cannot accurately predict the proportion of patients choosing prophylactic or on-demand only treatment regimens.

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

If we are successful in commercializing our product candidates, the FDA and other comparable foreign regulatory authorities require that we analyze and report certain information about adverse events that our products may have caused or contributed to. The FDA and other foreign regulatory authorities impose strict requirements with respect to the analysis of such events and the manner and timing of our reporting of the information to the regulatory authorities. We may fail to comply with the requirements for assessing and reporting adverse events and if we fail to comply with these obligations, the FDA or other comparable foreign regulatory authorities could take action including the issuance of warning letters or other regulatory correspondence, criminal prosecution, the imposition of civil sanctions, seizure of our products, or delay in approval or clearance of future products.

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

Many of the companies against which we are competing, or we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, nonclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other mid-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We may encounter difficulties in managing our growth and expanding our operations successfully.

If we advance our product candidates through clinical trials and regulatory approvals, we will need to expand our development, manufacturing, regulatory, commercialization and supply chain capabilities or contract with third parties to provide these capabilities for us. Our ability to realize our commercialization strategy and manage any growth will require us to continue to recruit and train additional qualified personnel and make appropriate changes to our operational, financial and management controls. We may experience a delay in becoming aware of certain issues or information material to management decisions. The expansion of our operations, including potential expansion into global markets outside of the European Union and the United States, may lead to significant costs, new challenges and risks and may divert the attention of our management and our business development resources. Any inability to manage anticipated growth and expanding operations, including as a result of failing to realize our commercialization strategy for our product candidates IR and XR, could adversely affect our business, financial condition, results of operations or prospects.

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

Drug pricing and other healthcare costs continue to be subject to intense political and societal pressures, which we anticipate will continue and escalate on a global basis. These pressures may result in harm to our business and reputation, cause the market price of our ordinary shares to decline or experience periods of volatility and adversely affect our results of operations and our ability to raise funds.

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

Risks Related to Our Intellectual Property

If we fail to make required payments pursuant to the agreements with BRAIN pursuant to which we acquired certain of our core intellectual property or are otherwise in material breach of such agreements (and fail to cure such breaches within a specified time period), BRAIN may exercise remedies pursuant to such agreements that would materially and adversely affect our business and results of operations.

Certain intellectual property that is core to our business has been invented by BRAIN and contractually assigned to us by BRAIN, with whom we continue to collaborate for the development of our product candidates. Under the BRAIN agreements, we owe milestone payments contingent on our achievement of certain clinical development and regulatory events, as well as royalties and milestone payments based on sales of such product candidates. If we fail to make such payments or are otherwise in material breach of certain agreements that we entered into with BRAIN (and fail to cure such breaches within a specified time period), and BRAIN exercises contractual remedies available to it under such agreements, then we may be required to grant BRAIN an exclusive license to the intellectual property that it assigned to us for use in all applications, including HAE. In addition, we could be prevented from competing with BRAIN until five years after the commercial launch of any product candidates containing a compound from the OB2RA Class. If we failed to make such payments and BRAIN were to exercise such remedies, we would not be able to continue our current development program or commercialize our product candidates and our business and results of operations would be materially and adversely affected. For a description of our arrangement with BRAIN, please see “ITEM 4. INFORMATION ON THE COMPANY—B. Business overview—License Agreement.”

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

Our operations, including our research, development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations, and possible permit obligations. These laws and regulations, including any permit obligations, govern, among other things, the controlled use, storage, handling, release and disposal of, and the maintenance of a registry for, hazardous materials and biological materials (goods and substances), chemicals, biological materials and biotechnology. Our operations produce hazardous waste products. We contract with licensed third parties for the disposal of these materials, substances and waste. Apart from compliance with the applicable regulations, we may not be able to eliminate the risk of contamination or injury from these materials completely. In the event of contamination or injury resulting from any use of hazardous materials, we could be held liable for any resulting damages. We also could incur significant costs associated with civil, administrative and/or criminal fines and penalties for failure to comply with all of these laws, regulations, and associated compliance activities.

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

The ownership of our ordinary shares is concentrated, and your interests may conflict with the interests of our significant shareholders.

As of April 1, 2025, our significant shareholders beneficially owned ordinary shares representing approximately 56.41% of our outstanding ordinary shares. For more information regarding our significant shareholders, please see “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—A. Major Shareholders.”

These significant shareholders have in the past often taken a similar position and exercised influence over matters requiring the approval of our shareholders or our Board. They may act jointly or independently in the future and will continue to be able to exert significant influence over the outcome of matters requiring approval of our shareholders or our Board, including but not limited to the approval of significant transactions. Their interests may differ from the interests of other shareholders. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ordinary shares.

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

We have broad discretion in the use of our cash on hand and may invest or spend it in ways with which you do not agree and in ways that may not yield a return on your investment.

As of December 31, 2024, we had €280.7 million in cash and cash equivalents. Our management has broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our ordinary shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our ordinary shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

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

We had a total of 54,493,142 ordinary shares outstanding as of April 1, 2025. If our existing shareholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of either our directors or executive officers are residents or citizens of the United States, we could lose our foreign private issuer status.

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

Our corporate affairs are governed by our Articles of Association, our internal rules and policies and by Dutch law. There can be no assurance that Dutch law will not change in the future or that it will serve to protect shareholders in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of our shareholders. The rights of shareholders and the responsibilities of members of our Board are in many ways different from the rights and obligations of shareholders and a board of directors in companies governed by the laws of United States jurisdictions. In particular, pursuant to Dutch law members of the Board are required to act in the interest of the Company and the sustainable success of its business, with an aim to creating long-term value, taking into account the interests of its employees, clients, shareholders and other stakeholders of the Company, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these stakeholders will have interests that are different from, or in addition to, your interests as a shareholder.

Dutch corporate law and our Articles of Association contain or may contain provisions that may discourage, delay or prevent a takeover attempt, which could adversely affect the price of our ordinary shares.

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law.

In this respect, certain provisions of our Articles of Association may make it more difficult for a third party to acquire control of us or effect a change in the composition of our Board. These include:

•
a provision that our directors can only be appointed on the basis of a binding nomination prepared by our Board, which can only be overruled by the general meeting by a resolution adopted by a two-thirds majority of the votes cast, representing more than half of our issued share capital (in which case the Board shall make a new nomination);
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

In addition, Dutch law allows for staggered multi-year terms of our directors, as a result of which only part of our directors may be subject to appointment or re-appointment in any given year.

Furthermore, in accordance with the DCGC, shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted our Board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our directors), our Board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our Board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, our Board shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which either a response period or a statutory cooling-off period (as discussed below) has been previously invoked or (ii) in situations where a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.

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

During a cooling-off period, our Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available at our office for inspection by shareholders and others with meeting rights under Dutch law and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the

Enterprise Chamber (Ondernemingskamer) for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

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

Shareholders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares or grants of rights to subscribe for shares.

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

We are not a resident of the United States, and our officers may also not all be residents of the United States. As a result, depending on the subject matter of the action brought against us and/or our officers, United States courts may not have jurisdiction. If a Dutch court has jurisdiction with respect to such action, that court will apply Dutch procedural law and Dutch private international law to determine the law applicable to that action. Depending on the subject matter of the relevant action, a competent Dutch court may apply another law than the laws of the United States.

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

We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors

Under the United States Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, and our assets and activities, we do not believe we were a PFIC in 2024 and we do not expect to be a PFIC for our current taxable year or in the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs. Whether we or any of our subsidiaries will be a PFIC in 2025 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty; because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Accordingly, there can be no assurance that we will not be a PFIC in 2025 or any future taxable year.

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

Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage from cyber-attacks or intrusions, including by computer hackers, foreign governments, foreign companies or competitors, or may be breached by employee error, malfeasance or other disruption. A breakdown, invasion, corruption, destruction or interruption of critical information technology systems could negatively impact operations. If our systems or those of our contractors or consultants are damaged, fail to function properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, financial condition or results of operations. For example, the loss of clinical trial data from clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could be subject to significant fines, penalties or other liabilities and the development and commercialization of our product candidates could be delayed, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Some of the federal, state and foreign government requirements also include obligations of companies to notify regulators and/or individuals of security breaches involving personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Even though we may have contractual protections with such vendors, contractors, or other organizations, notifications and follow-up actions related to a security breach could impact our reputation and cause us to incur significant costs. Any failure to prevent or mitigate security breaches or improper access to, use, disclosure or other misappropriation of our data or consumers’ personal data could result in significant liability under state (e.g., state breach notification and privacy laws), federal (e.g., the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and the Health Information Technology for Economic and Clinical Health Act (HITECH Act)) and international laws (e.g., the GDPR). For example, a breach impacting personal data which is subject to the GDPR could result in fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims for financial or non-financial loss by affected individuals. To the extent that any disruption or security breach resulted in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, and the further development of our product candidates could be delayed. For example, the loss of or damage to clinical trial data, such as from completed or ongoing clinical trials, for any of our product candidates would likely result in delays in our marketing approval efforts and significantly increased costs in an effort to recover or reproduce the data.

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
•
public health crises, illnesses, epidemics or pandemics;
•
changes in market conditions for biopharmaceutical stocks;

•
changes in general market and economic conditions; and
•
other risk factors discussed in this section.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated to or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our product candidates, or to a lesser extent our markets. In the past, securities class action litigation has often been initiated against companies and their management following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of our ordinary shares and trading volume could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover us, the trading price for our ordinary shares would likely be negatively impacted. If one or more of the analysts who cover us downgrades our ordinary shares or publishes incorrect or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, or downgrades our ordinary shares, demand for our ordinary shares could decrease, which could cause the price of our ordinary shares or trading volume to decline.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and any rules promulgated thereunder, as well as the rules of Nasdaq. The requirements of these rules and regulations increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. We will also expect to incur significantly higher legal, accounting and other expenses if we cease to qualify as a foreign private issuer.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
History and development of the Company

We are a late-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, deucrictibant (previously referred to as PHA121 or PHA-022121), is a novel, oral, small-molecule bradykinin B2 receptor antagonist under development for the prevention or treatment of attacks due to bradykinin-mediated angioedema, including hereditary angioedema (HAE) and acquired angioedema due to C1-inhibitor deficiency (AAE-C1INH). Deucrictibant has the potential to address unmet medical needs by improving upon the therapeutic profile of existing medicines and providing patients with quality of life and ease-of-administration that is superior to current standard-of-care. We believe deucrictibant has the potential to provide injectable-like efficacy and placebo-like tolerability with the convenience of an oral therapy for both the prophylactic and on-demand treatment of HAE attacks.

HAE is a rare and potentially life-threatening genetic condition with symptoms that include episodes of debilitating and often painful swelling in the hands, feet, face (lips and tongue), gastrointestinal tract, urogenital region, or airways. Attacks are unpredictable in frequency, location, timing, and severity, with multiple types of triggers. According to scientific publications, patients experience a median of 14 attacks per year, and half of patients experience a potentially life-threatening airway attack at least once in their lifetime. Airway attacks are particularly dangerous and can lead to asphyxiation. If left untreated, attacks can last multiple days and are commonly painful, leading to multiple sick days and even hospitalization. According to HAE International, as of October 2014, HAE affected from 1:30,000 to 1:80,000 individuals globally, or at least 7,000 patients in the U.S. and at least 15,000 patients in the EU.

AAE-C1INH is a rare disorder with an estimated prevalence of approximately 1:500,000 patients. The disease manifests with episodes of unpredictable swelling that occur as a result of inadequate control of the kallikrein/kinin system, resulting in excessive bradykinin formation. These episodes of swelling can be debilitating, painful, and even lethal, similar to HAE. However, AAE-C1INH results from underlying conditions such as lymphoproliferative disorders, plasma cell dyscrasias, or autoimmune disorders, and occurs either as a result of consumption of C1-inhibitor owing to activation of the classical complement pathway or as a result of neutralization by autoantibodies. There are no approved medicines available to treat or prevent AAE-C1INH.

Bradykinin-mediated vascular leakage and angioedema formation via activation of its bradykinin B2 receptor is involved in various types of angioedema (hereditary or acquired) with different underlying pathogenetic mechanisms. Bradykinin B2 receptor inhibition is a clinically validated mechanism for the treatment of HAE, as demonstrated by icatibant, which is a peptide bradykinin B2 receptor antagonist approved in Europe in 2008 and in the United States in 2011 (as FIRAZYR).

Deucrictibant is designed to block the interaction of bradykinin with the B2 receptors, rather than blocking an upstream signal in one of the bradykinin production cascades as other treatments; therefore, deucrictibant may prevent bradykinin aberrant signaling regardless the underlying pathway that produces bradykinin and may address a broader range of angioedema attacks than other available treatments.

Our legal and commercial name is Pharvaris N.V. In connection with our initial public offering in the first quarter of 2021, we converted the legal form of our company under Dutch law from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap) and changed our name from Pharvaris B.V. to Pharvaris N.V. Pharvaris B.V. was incorporated on September 30, 2015, and is based in Leiden, the Netherlands. Our principal executive offices are located in Emmy Noetherweg 2, 2333 BK Leiden, the Netherlands, telephone: +31 (0)71 2036 410. Our agent for service of process in the United States is Chris Deon, who is registered at PO Box 121, Buckingham, PA 19407-4550, USA.

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

B.
Business Overview

Overview

Deucrictibant is a novel, highly potent inhibitor and selective oral small molecule bradykinin B2 receptor antagonist. Deucrictibant has been observed to be a potent inhibitor in vitro as assessed using human recombinant bradykinin B2 receptors (150 pM); ex vivo as studied against endogenous bradykinin B2 receptors in a human umbilical vein model (350 pM); and in vivo in the human bradykinin-challenge model (170 pM). Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy. Deucrictibant demonstrated over 4000-fold selectivity for the bradykinin B2 receptor when compared to approximately 170 other molecular targets, including the bradykinin-B1-receptor. We designed deucrictibant as a new chemotype with properties compatible with oral delivery.

Deucrictibant may address unmet medical needs of people living with HAE by both preventing attacks from occurring, using an extended-release (XR) tablet formulation of deucrictibant (previously referred to as PHVS719), as well as treat the manifestations of HAE attacks, using an immediate-release (IR) capsule formulation of deucrictibant (previously referred to as PHVS416). The XR tablet formulation is designed to maintain therapeutic levels for at least 24 hours and to achieve a steady-state plasma concentration within 72 hours, supporting a once-daily dosing regimen. The IR capsule formulation is designed to rapidly reach therapeutic exposure in order to mitigate HAE attacks symptoms quickly and completely with a single oral dose.

In our Phase 1 clinical trials to-date, we have observed rapid exposure and predictable linear pharmacokinetics (PK) with and without food. In addition, we observed deucrictibant to be a potent antagonist of the bradykinin B2 receptor, in vitro and in vivo with healthy volunteers. We conducted a proof-of-concept clinical trial testing the effects of bradykinin in healthy volunteers in our bradykinin-challenge trial, where we evaluated the effect of deucrictibant on cardiovascular parameters affected by bradykinin such as blood pressure, heart rate and cardiac output in healthy volunteers. We evaluated the pharmacodynamic (PD) and PK of deucrictibant in a bradykinin-challenge model in healthy subjects and generated a PK/PD correlation model for deucrictibant. The bradykinin challenge was validated as a surrogate assessment for dose selection in the original development program for icatibant, as reviewed by the FDA and the EMA. The clinical dose of icatibant established with the bradykinin challenge has demonstrated successful treatment of HAE attacks in multiple randomized clinical trials and over 10 years of clinical experience. From the bradykinin challenge model, we were able to predict the duration of effect of a single oral dose of deucrictibant; the topline data from our deucrictibant Phase 2 RAPIDe-1 trial treating HAE attacks were consistent with the predictions of the bradykinin challenge in both onset of symptom relief and duration of effect (use of rescue medication).

In our Phase 2 placebo-controlled trial evaluating the efficacy and tolerability of deucrictibant IR capsules for the on-demand treatment of attacks in patients with HAE type 1 and 2 (RAPIDe-1), a statistically significant and clinical meaningful reduction of the patient-reported symptoms of HAE was observed for the attacks treated with all doses of deucrictibant (10, 20, 30 mg) compared to placebo-treated attacks. The study’s primary endpoint—symptom relief at four hours after treatment with study drug—as well as all key secondary efficacy endpoints were met. Consistently with its pharmacokinetic profile, deucrictibant IR demonstrated rapid onset of action, symptom relief, and resolution of the manifestations of HAE attacks as well as sustained clinical effects, with consistent findings across outcome measures. In addition, deucrictibant IR substantially reduced the use of rescue medication compared to the placebo. Deucrictibant was generally well tolerated at all dose levels with three treatment-related adverse events (TRAEs) reported for one 30-mg-treated attack (2.8%) and one TRAE reported for one placebo-treated attack (1.9%); there were no treatment-related serious adverse events (SAEs), no treatment-related adverse events (AEs) of severe severity, and no AEs leading to treatment discontinuation. We commenced RAPIDe-1 in February 2021 and reported positive topline Phase 2 data in December 2022. We believe these positive Phase 2 data support further development of deucrictibant as a potential oral on-demand therapy for HAE attacks.

In our Phase 2 placebo-controlled trial evaluating the efficacy and the safety and tolerability of deucrictibant for long-term prophylaxis against angioedema attacks in HAE type 1 and 2 (CHAPTER-1), a statistically significant and clinical meaningful reduction in mean monthly attack rate was observed compared to placebo-treated attacks. The study’s primary endpoint was met as 40 mg per day orally administered deucrictibant significantly reduced the mean monthly HAE attack rate by 84.5% compared to placebo. In the analysis of the secondary endpoints, deucrictibant demonstrated clinically meaningful improvement in the severity of attacks and a decrease in the number of attacks treated with on-demand medication. Participants on deucrictibant treatment experienced a meaningful improvement in their quality of life. Throughout 12 weeks of treatment in CHAPTER-1, both doses of deucrictibant were well-tolerated. There were no serious adverse events, no severe treatment-emergent adverse events, and no adverse events leading to treatment discontinuation. We commenced CHAPTER-1 in 2021 using twice-daily dosing of deucrictibant IR capsules as a proof-of-concept for once-daily deucrictibant XR tablets, and announced positive topline data in December 2023. We believe these positive Phase 2 data support further development of deucrictibant as a potential oral prophylactic therapy for HAE attacks.

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

Additional trials are required by the FDA, EMA or other regulators even with positive data from RAPIDe-1 and CHAPTER-1.

In March 2024, we initiated a global, pivotal, randomized, double-blind-placebo-controlled Phase 3 study of orally administered deucrictibant IR capsule (20 mg) for the on-demand treatment of HAE attacks in adults and adolescents (12 years and older). We intend to enroll approximately 120 participants. The primary efficacy endpoint is time to onset of symptom relief, as measured by Patient Global Impression of Change (PGI-C) rating of at least “a little better” for two consecutive timepoints within 12 hours post-treatment. Other efficacy endpoints include time to End of Progression (EoP) in attack symptoms, substantial symptom relief, complete attack resolution and proportion of attacks achieving symptom resolution with one dose of deucrictibant as measured by Patient Global Impression of Severity (PGI-S) and by Angioedema Symptom Rating Scale (AMRA).

In December 2024, we initiated a global, pivotal, randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE. The study aims to enroll approximately 81 participants with HAE and randomize them in a 2:1 ratio to receive deucrictibant XR tablet (40 mg/day), which is currently the intended commercial dosage, or placebo, once daily for 24 weeks. The primary endpoint of the study is to evaluate the efficacy of deucrictibant compared to placebo for prophylaxis against angioedema attacks as measured by the time-normalized number of investigator-confirmed HAE attacks during the 24-week treatment period. Other objectives of the study include evaluating additional clinically relevant outcomes, deucrictibant’s safety and tolerability, pharmacokinetics and its impact on health-related quality of life measures in the prophylactic setting.

In addition, we are also running open-label extension studies in both on-demand and prophylactic settings to collect long-term safety and efficacy data in HAE patients.

Global sales of treatments for HAE in 2022 are estimated at approximately $2.7 billion based on publicly available information and, according to public research reports, are forecast to grow at an approximately 9% compound annual growth rate to $4.3 billion through 2027. Current approved products treat acute HAE attacks in an on-demand setting or seek to prevent or reduce future HAE attacks in a prophylactic setting. Each of these products generally works in one of the following ways: inhibiting the bradykinin B2 receptor, replacing the deficiency in C1-INH activity, or inhibiting plasma kallikrein. Currently most standard-of-care therapies are administered by injection, which patients can find challenging despite their efficacy because these therapies often result in painful injection-site reactions (leading some patients to delay treatment and risk attacks), are time consuming to receive (as some need to be administered in a clinic), and are difficult to carry and/or store. The only orally available products have shown limitations in terms of efficacy compared to injectables and/or come with burdensome side effects for patients. We believe HAE patients need alternatives that better meet their objectives for ease of disease treatment, disease control, and improved quality of life. We anticipate that there will be strong interest in safe and effective, orally delivered, small-molecule treatments that can match or improve upon the efficacy profile of existing therapies.

Differentiation of deucrictibant

We believe that deucrictibant, as the molecule underlying both the IR capsule formulation and the XR tablet formulation, has the potential to be highly differentiated for both the on-demand and prophylactic settings with the key benefits below:

Deucrictibant IR capsule. We believe that deucrictibant IR capsules, an on-demand, rapid exposure softgel capsule, has the potential to be highly differentiated for patients suffering from acute HAE attacks with the following benefits:

Complete Symptom Resolution	• Clinically validated mechanism of bradykinin B2 receptor antagonism
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
• Capsule reduces treatment burden
• Potential lowest dosage of any oral HAE on-demand treatment

Deucrictibant XR tablet. We believe that deucrictibant XR tablets, a prophylactic extended-release tablet designed to be as a daily oral therapy, has the potential to be highly differentiated for HAE patients with the following benefits:

Protection From Attacks	• Validated, proven mechanism to address all bradykinin, regardless of pathway
Ideal Release Profile for Prophylactic Use
•
Exposure exceeds the anticipated threshold therapeutic plasma level (EC85) from day one of treatment and reaches and maintains steady-state concentration within 72 hours. providing rapid attack protection

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

In addition to the differentiation of our individual products, having on-demand and prophylactic products with the same active ingredient enables patients to maintain a trusted active medicine when they change their dosing regimen and delivery mechanism moving from on-demand to prophylactic treatment (or back). This may be particularly valued by children or adolescents who typically begin therapy with on-demand only and gradually move to prophylaxis as attack frequency increases (commonly after puberty). To our knowledge, we are the only company that will offer this option to patients.

Expansion of the Portfolio

Our goal is to expand our portfolio with additional programs addressing other bradykinin-mediated diseases, building on our strategic strength and expertise in the bradykinin B2 receptor pathway. Our approach is to identify additional disease areas and indications with strong scientific rationale, high unmet medical need, a defined target population and significant differentiation potential. We are actively pursuing new synthesis, medicinal chemistry, and lead optimization to identify additional and/or follow-on product candidates. In collaboration and discussion with key opinion leaders, we are considering exploratory proof-of-concept studies to validate the potential of bradykinin B2 receptor antagonism in new indications that could include cardiovascular, allergy and immunology and others.

Our Strengths

Our company is built upon the following strengths:

•
Broad strength and expertise in the bradykinin B2 receptor pathway. Members of the management team include an inventor of icatibant, the leadership team that developed FIRAZYR through European approval, and a key member from the TAKHZYRO development team;
•
Deucrictibant is an orally available product candidate with a clinically validated mechanism of action that addresses serious unmet medical need in HAE;
•
Deucrictibant has demonstrated physicochemical properties suitable to formulations as both an on-demand product candidate, via IR capsule formulation, and a distinct prophylactic product candidate, via XR tablet formulation;
•
Deucrictibant, compared to icatibant, the currently approved bradykinin B2 receptor inhibitor, demonstrated higher preclinical potency in blocking bradykinin signaling at the bradykinin B2 receptor, and good oral bioavailability and a longer half-life in humans, which has resulted in longer duration of the bradykinin-blocking PD effect in humans;
•
We wholly own intellectual property – including granted and pending patent applications – covering deucrictibant and additional molecules, formulations and use; Our scientific experience allows us to leverage deep insight and experience in the bradykinin B2 receptor pathway to expand our portfolio into other bradykinin-mediated angioedema and bradykinin-mediated diseases beyond angioedema; and
•
Our deep market expertise across the different functional areas of the company through the hiring of research, clinical development, medical & commercial staff with a long history in HAE.

Our Strategy

Our strategy is to develop and commercialize therapies that are superior to currently available treatment options and improve patient quality of life and convenience. Our initial approach for HAE and potential expansions into other BK-mediated angioedema and diseases is based upon extensive patient, physician, and payer research to identify the key needs in the market. According to our analysis, oral therapy remains the highest unmet need for both on-demand and prophylactic use in HAE. Importantly, our research shows that patients are not willing to accept significantly reduced efficacy or safety with a switch to oral therapy. A therapy for HAE, whether for on-demand or prophylaxis, needs to offer strong efficacy, high tolerability & safety, and convenient administration. Our intention with the IR capsule formulation and the XR tablet formulation is to develop products for the on-demand and prophylactic setting that can meet all of these needs. We are not aware of any other therapies on the market or in development that are able to provide such a comprehensive value proposition across the spectrum for HAE.

The key elements of our strategy include:

•
Continue to advance deucrictibant through clinical development for on-demand treatment of HAE utilizing a rapid-onset formulation, known as deucrictibant immediate-release (IR) capsules. We intend to develop and commercialize deucrictibant IR capsules as a fast-acting, orally available, potent inhibitor and selective on-demand treatment for HAE attacks. We are currently enrolling approximately 120 participants in RAPIDe-3, a global, pivotal Phase 3 clinical study of deucrictibant IR capsules for the on-demand treatment of HAE attacks in adults and adolescents.
•
Advance the development of deucrictibant for prophylactic treatment of HAE utilizing an extended-release formulation, known as deucrictibant extended-release (XR) tablets. We intend to advance deucrictibant XR tablets through clinical development as an extended-release prophylactic treatment of HAE. We plan to leverage our clinical data and experience from the development of deucrictibant in the on-demand setting to expedite our efforts in the prophylactic setting. We are currently enrolling approximately 81 participants in CHAPTER-3, a global, pivotal Phase 3 clinical study of deucrictibant XR tablets for the prophylactic treatment of HAE attacks in adults and adolescents.
•
Expand the range of bradykinin-mediated angioedema indications to which deucrictibant can be applied. In addition to Type 1 or Type 2 HAE, bradykinin is also an important mediator for other types of non-histaminergic angioedema, such as: hereditary angioedema with normal C1-INH and acquired angioedema (AAE) due to C1-INH deficiency (AAE-C1INH). Our first molecule, deucrictibant (previously referred to as PHA121 or PHA-022121), is a novel, oral, small-molecule bradykinin B2 receptor antagonist under development for the prevention or treatment of attacks due to bradykinin-mediated angioedema, including hereditary angioedema (HAE) and acquired angioedema due to C1-inhibitor deficiency (AAE-C1INH). Deucrictibant is designed to block the interaction of bradykinin with the B2 receptors, rather than blocking an upstream signal in one of the bradykinin production cascades as other treatments; therefore, deucrictibant may prevent bradykinin aberrant signaling regardless the underlying pathway that produces bradykinin and may address a broader range of angioedema attacks than other available treatments. Currently there are still no treatments approved for these angioedema patients who are unresponsive to conventional antihistamine/glucocorticoid treatment and have a high unmet medical need for effective therapies. Several clinical reports indicate that off-label use of icatibant has successfully treated acute attacks of these non-histaminergic angioedema patients, which provides a strong rationale to expand the development deucrictibant to address such a high unmet medical need.
•
Expand upon our expertise in the bradykinin B2 receptor pathway. We intend to leverage the strategic strengths, insight, and deep experience of our team in the bradykinin B2 receptor pathway to identify additional disease areas and indications with strong scientific rationale, high unmet medical need, a defined target population and significant differentiation potential. As such, we will seek to develop follow-on product candidates that serve additional bradykinin-mediated diseases beyond angioedema, such as cardiovascular, allergy and immunology, neurological disease or others.
•
Commercialize our product candidates. We intend to retain economic and commercial ownership of our current product candidates. If approved, we expect to independently commercialize both deucrictibant XR and deucrictibant IR in the United States, Europe and certain other countries. As we advance towards regulatory approval for our product candidates, we may establish a focused commercialization and sales infrastructure suitable for HAE.

Hereditary Angioedema

Disease Overview

HAE is a rare and potentially life-threatening genetic condition. HAE is an autosomal dominant disease, meaning that a defect in only one copy of the gene leads to symptoms and that it occurs at similar rates in both males and females. It is mainly caused by one or more mutations (inherited or spontaneous) in the SERPING1 gene, which codes for the C1-inhibitor protein (C1-INH). Deficiency or malfunction of C1-INH leads to uncontrolled synthesis and activity of plasma kallikrein and unconstrained bradykinin production. Excessive bradykinin production is recognized to be the key mediator of symptoms in patients with HAE and manifests as edema attacks, most commonly in the limbs, face (lips and tongue), intestinal tract, urogenital region, and airways. HAE patients with a deficiency in C1-INH activity are classified as Type 1 or Type 2. Type 1 is the most common form and results in low levels of circulating C1-INH, and Type 2 results in production of a low function protein. An additional form of HAE, called normal C1-INH HAE, can occur in patients with normal levels of C1-INH for a variety of reasons including mutations in genes for Factor XIIa, plasminogen, angiopoietin-1 or kininogen-1. Moreover, bradykinin-induced attacks of angioedema can occur idiopathically in individuals for which a hereditary cause has not yet been identified. Excessive amounts of bradykinin can also be caused by increased circulation of estrogens, reduced C1-INH levels due to underlying diseases, reduced elimination of bradykinin, or through use of medications such as angiotensin-converting enzyme (ACE) inhibitors and tissue plasminogen activator (tPA).

Excessive bradykinin generation and increased risks for edema attacks in HAE may occur during conditions associated with inflammation, infections, ischemia, and allergic reactions. Attacks often lead to discomfort, pain and nausea but can become life-threatening in the case of airway obstruction, with a 30% risk of asphyxiation if the attack remains untreated. The number and severity of attacks vary highly between patients, and the most severely affected patients can experience attacks every few days. Attacks can occur spontaneously although they often are associated with anxiety, stress, minor trauma, surgery, or illnesses. Commonly, patients are alerted to an impending attack by prodromal symptoms which include rash, fatigue, and muscle aches. The severity of attacks is unpredictable and not related to their underlying frequency. Airway swelling is particularly dangerous and can lead to death by asphyxiation. Although rare, at least half of HAE patients have experienced a life-threatening airway swelling attack and airway attacks remain a major cause of mortality in HAE patients. Swelling typically develops over 24 hours and resolves within five days without treatment. Symptoms typically first present in young children and may take 5-10 years (until early adolescence or young adulthood) to be diagnosed. HAE affects 1:50,000 to 1:10,000 individuals globally, or at least 6,600 patients in the U.S. and at least 8,900 patients in the EU.

As a result of the lifelong nature of HAE and the challenges related to the use of many of the injected therapies, patient surveys consistently indicate a desire for an oral therapy. We believe that a safe and effective oral agent has the potential to transform treatment for this disease and become the first-line therapy for both on-demand and prophylaxis. We also believe that opportunities exist for both acute and prophylactic treatments, and we intend to develop drug candidates for both on-demand and prophylactic use with the goal of providing patients with a set of oral options to prevent and treat their disease.

Current Treatments and Their Limitations

There are currently two treatment approaches to the management of HAE: acute (on-demand) treatment of attacks and prevention of attacks with short-or long-term prophylactic therapy.

•
On-Demand Treatment: The currently approved products for treatment of acute HAE attacks are all injectable products and include C1-INH replacement products such as human plasma-derived C1-INH concentrates (BERINERT, CINRYZE, and CETOR) or recombinant human C1-INH (RUCONEST); the bradykinin B2 receptor antagonist icatibant (FIRAZYR, and available as a generic product); and, the plasma kallikrein inhibitor ecallantide (KALBITOR), which has been known to cause allergic reactions including anaphylaxis and must be administered by a doctor or nurse in a healthcare setting. Human plasma-derived C1-INH concentrate products are isolated from donated human plasma and historically have been impacted by supply shortages. Subcutaneous, or s.c., icatibant is the only available bradykinin B2 receptor antagonist indicated for treatment of acute HAE attacks Type 1 or Type 2 with C1-INH deficiency. In acute HAE attacks, icatibant has been shown to provide a significantly faster onset of relief than placebo (2.0 h versus 19.8 h). Icatibant is recommended as a first-line treatment option for the treatment of acute HAE attacks in patients with HAE.
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

Related indications to BK

In addition to Type 1 or Type 2 HAE, bradykinin is also an important mediator for other types of non-histaminergic angioedema, such as: hereditary angioedema with normal C1-INH and acquired angioedema (AAE) due to C1-INH deficiency (AAE-C1INH). Unlike HAE Types 1 and 2, for other BK-mediated angioedema, an unclear pathophysiology and lack of consistent diagnostic criteria have limited the opportunity for clinical investigation and new treatment development. Consequently, there are still no treatments approved for HAE patients with normal C1-INH or AAE-C1INH, who are unresponsive to conventional antihistamine/glucocorticoid treatment and have a high unmet medical need for effective modern therapies. Recently clinical and translational research has made significant progress in non-histaminergic angioedema, similar to Type 1 or 2 HAE. Bradykinin has been shown to be elevated in plasma from non-histaminergic angioedema patients with normal C1-INH (Li et al., Allergy, Asthma & Clinical Immunology 2023) and idiopathic non-mast cell mediated AE (Suffritti J Investig Allergol Clin Immunol 2024). Several clinical reports indicate that icatibant has successfully treated acute attacks in either hereditary angioedema patients with normal C1-INH (Bork et al., Orphanet J Rare Dis. 2020; Bork et al. J Allergy Clin Immunol Pract 2023; Jones et al. World Allergy Organization Journal, 2022; Riedl et al., J Allergy Clin Immunol Pract. 2023), and that deucrictibant successfully treated AAE-C1INH patients (Petersen et al., J Allergy Clin Immunol, 2024). In addition, a recent survey revealed that icatibant was one of the most efficacious on-demand treatments for patients with idiopathic non-mast cell angioedema (Christiansen & Zuraw, Allergy and Asthma Proceedings 2025). All these provide strong rationales to expand the development of deucrictibant to these types of bradykinin-mediated angioedema and address the high unmet medical need.

To our knowledge, one kallikrein inhibitor (lanadelumab-flyo, injected subcutaneously) is in development for hereditary angioedema with normal C1-INH and this inhibitor has recently completed a Phase 3 clinical trial for prophylaxis.

Deucrictibant

Overview

Since the 1990s, many companies have tried but failed to discover oral bradykinin B2 receptor antagonists, as the bradykinin B2 receptor has proved to be a difficult target for the development of orally available antagonists. Historically, compounds targeting the bradykinin B2 receptor with adequate potency have had physicochemical properties inconsistent with oral bioavailability. The bradykinin B2 receptor is a G-protein coupled receptor (GPCR) that binds to the peptide bradykinin in an elongated fashion. It has been challenging to identify a small molecule that can bind in this pocket potently enough to compete with bradykinin while still being small enough with appropriate properties to demonstrate oral bioavailability. Starting with modeled structures of the bradykinin-binding pocket of the bradykinin B2 receptor, we designed and synthesized a novel lead series (a set of molecules with the potential to be further optimized). Through our lead optimization program, we synthesized over 600 compounds to select a small molecule that is designed to fit in the bradykinin-binding pocket at the bradykinin B2 receptor, preventing or halting its signaling activity, while also possessing desirable physicochemical properties and other profiling characteristics.

Bradykinin is the principal mediator of the signs and symptoms that represent acute HAE and other bradykinin-mediated angioedema attacks, acting as a potent and selective agonist of the bradykinin B2 receptor.

In HAE and other bradykinin-mediated angioedema, contact activation triggers increased activity of plasma kallikrein, resulting in excessive breakdown of high-molecular-weight kininogen (HMWK) and increased production of cleaved HMWK (cHMWK) and bradykinin. Excessive bradykinin generation, as in HAE, promotes vascular permeability by activating the bradykinin B2 receptor in vascular endothelium cells, leading to plasma extravasation and subcutaneous or submucosal tissue swelling typical of an angioedema attack.

As the figure below illustrates, treatment with deucrictibant, an orally bioavailable low-molecular weight, potent, competitive and selective antagonist of the human bradykinin B2 receptor, is intended to block and prevent activation of the bradykinin B2 receptor by elevated bradykinin levels and prevent or halt the angioedema process, with reduced or resolved swelling as a consequence. Deucrictibant therefore has the therapeutic potential for both on-demand treatment and long-term prevention of attacks in patients with bradykinin-mediated angioedema.

Deucrictibant combines the preclinical selectivity of bradykinin B2 receptor antagonism with oral bioavailability and acceptable exposure upon a single dose. Deucrictibant is being developed to become the first effective orally administered antagonist of BK activity with therapeutic potential for both acute on-demand treatment and long-term prevention of attacks in patients with HAE and other radykinin-mediated angioedema.

Deucrictibant combines the selectivity of bradykinin B2 receptor antagonism with oral bioavailability and acceptable exposure upon a single dose. Deucrictibant is being developed to become the first effective orally administered antagonist of BK activity with therapeutic potential for both on-demand treatment and long-term prevention of attacks in patients with HAE and other bradykinin-mediated angioedema.

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

Deucrictibant demonstrated over 4000-fold selectivity for the bradykinin B2 receptor when compared to approximately 170 other molecular targets including the bradykinin-B1-receptor. As shown in the graphs below depicting mean arterial blood pressure (MABP) in a bradykinin challenge study in monkeys (back-translated from human), deucrictibant showed clear dose-dependent activity. While differences between human and monkey PK prevent direct extrapolation to human dose, deucrictibant demonstrated longer duration and faster onset of activity than injected icatibant in the same study. However, we have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical trial but have compared the published data for icatibant to data from our Phase 1 clinical trial of deucrictibant. While we believe this comparison to icatibant to be useful and appropriate, the value of this and other comparisons to icatibant in this Annual Report may be limited because they are not derived from a head-to-head trial, and they are from trials that were conducted under different protocols at different sites and at different times. Without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved.

BK-Challenge in Nonclinical Animal Model

A dose of 0.6 mg/kg sc icatibant was used in monkeys, as PK data indicated that this dose would provide an exposure (Cmax 1,044 ng/mL, AUC 2,155 ng*h/mL) similar to the exposures seen in humans at a therapeutic dose of 30 mg sc (Cmax 979 ng/mL, AUC 2,191 ng*h/mL). The dose was found to effectively antagonize the bradykinin challenge in monkeys up to six hours after dosing, similar to its duration of action in humans. The maximal effect of icatibant in this model was reached at the second time point measured, two hours after dosing. The vehicle in the icatibant study was saline.

Deucrictibant inhibited the bradykinin-induced changes in MABP at all doses tested (0.1, 0.3, 1, 3 and 10 mg/kg given orally). The data show an early onset of activity, as the efficacy was already maximal at the first time point measured, one hour after oral dosing. This is a faster onset of action as compared to icatibant (0.6 mg/kg sc), which was maximally active on the bradykinin-induced changes in MABP at two hours after dosing.

Nonclinical Safety

The conducted nonclinical package for deucrictibant includes secondary pharmacodynamics, safety pharmacology, genotoxicity, reproductive and developmental studies and general toxicity studies up to 6 months in rats and up to 9 months in monkeys. Deucrictibant did not demonstrate any in vitro or in vivo genotoxicity nor in vitro phototoxic potential. No findings considered relevant to humans were observed in GLP (Good Laboratory Practices)-compliant general toxicity studies in rats up to 3-months duration and in cynomolgus monkeys up to 9-months duration at doses up to the maximum tolerated dose in each species. Deucrictibant has not demonstrated any adverse effects on embryo-fetal survival and development in the humanized bradykinin B2 receptor transgenic rat or in the rabbit. Furthermore, male and female fertility studies showed no adverse effects of deucrictibant on gonadal function, mating behavior, and reproductive performance.

Findings were observed in the repeat-dose rat data package that were considered not to be related to bradykinin B2 receptor antagonism. Based on review of these nonclinical findings, in 2022, the FDA put a clinical hold on trials of deucrictibant in the U.S. The FDA requested that Pharvaris conduct an additional long-term rodent toxicology study. Pharvaris aligned with the FDA on the protocol and completed a 6-month rat exploratory study to further investigate the findings and address the clinical holds. Following review of data from a preplanned interim analysis of the ongoing 26-week nonclinical rodent study, the FDA lifted the clinical hold on the IND application for deucrictibant for the on-demand treatment of HAE in June 2023. In January 2024, the FDA lifted the clinical hold on the IND application for deucrictibant for the prophylactic treatment of HAE attacks following review of the full data set from the completed 26-week rodent toxicology study.

Clinical Trial Program

Study Number	Short Description	Design	Status
Phase 1
C001	Single ascending dose (SAD) and bradykinin challenge/SAD-proof of mechanism (POM)	Randomized, double-blind, placebo-controlled, single ascending dose to assess safety and proof-of-concept through BK-challenge	Completed
C002	SAD extension	Randomized, double-blind, placebo-controlled, single ascending dose to assess safety	Completed
C003	Absorption, metabolism, and excretion (mass balance)	Open-label, single dose 14 C-deucrictibant to characterize the absorption, metabolism, and excretion	Completed
C004	Drug-drug interaction (DDI)— CYP3A4 inhibitor (itraconazole) interaction	Open-label, single-sequence, crossover DDI study	Completed
C005	DDI—CYP interaction (cocktail)	Open-label, single-sequence, crossover DDI study	Completed
C006	Multiple ascending dose (MAD)	Randomized, double-blind, placebo-controlled, multiple ascending doses to assess safety and different doses	Completed
C009	Japanese PK bridging	Double-blind, randomized, single oral dose, two-period crossover comparing pharmacokinetics between Japanese and Caucasian volunteers	Completed
C010	Exploratory XR PK bridging	Open-label, randomized five-period crossover single-dose to assess bioavailability of two different extended-release formulations with and without food	Completed
C012	Hepatic impairment	Open-label, single dose to assess the effect of hepatic impairment on pharmacokinetics	Completed
C013	Renal impairment	Open-label, single dose to assess the effect of renal impairment on pharmacokinetics	Completed
C014	DDI Rabeprazole	Open-label, drug interaction study to investigate the effect of multiple doses of the gastric acid-reducing agent rabeprazole on the single dose pharmacokinetics of extended-release tablet.	Ongoing
C015	Confirmatory XR PK	Open-label, multiple doses to assess PK and safety of extended-release formulation	Completed
C016	DDI CYP3A4	Open-label, single-sequence, drug-drug interaction study to evaluate the effect of multiple oral doses of the moderate CYP3A4 inhibitor verapamil on the single dose PK deucrictibant	Completed
C017	DDI digoxin and rosuvastatin

Open-label, drug interaction study to investigate the effect of the extended-release tablet administered once daily on the pharmacokinetics of the P-gp substrate digoxin and the BCRP

substrate rosuvastatin, administered as a drug cocktail

Ongoing
C018	XR Food Effect	Open-label, randomized, two-period, two-way cross-over study to assess the influence of a high-calorie, high-fat meal on the bioavailability of extended-release formulation	Ongoing
C019	XR multi-ethnicity study	Open-label, multiple dose study to compare PK of extended-release formulation between healthy Japanese, Chinese, and Caucasian volunteers	Ongoing
C020	Biovailability study	Open label, randomized, two-period, cross-over single-dose study under fasting condition	Ongoing
C021	XR4 Food Effect

Open-Label, randomized, two-period, cross-over single-dose study in healthy subjects to assess the influence of a high-calorie, high-fat meal on the bioavailability of a 40 mg extended-release (XR) formulation

Ongoing

Phase 2/3
C201 RAPIDe-1	deucrictibant IR capsule on-demand	Phase 2, randomized, double blind, placebo-controlled, dose ranging study to assess safety and efficacy	Completed
C303 RAPIDe-2	deucrictibant IR capsule on-demand open-label extension	Phase 2/3, Extension Study to evaluate the safety of long-term on-demand treatment with deucrictibant for acute HAE attacks	Ongoing

C301 CHAPTER-1	proof-of-concept deucrictibant prophylaxis and open-label extension

A two-part Phase 2, randomized, double blind, placebo-controlled dose ranging study to Part 1: assess safety and efficacy of prophylactic treatment with deucrictibant and Part 2: evaluate long-term safety and efficacy for prophylactic treatment with deucrictibant

Ongoing
C306 RAPIDe-3	deucrictibant IR capsule on demand	A Phase 3, Randomized, Double-blind, Placebo-controlled, Cross-over Study of Oral Deucrictibant Soft Capsule for On-Demand Treatment of Attacks in Adolescents and Adults with Hereditary Angioedema	Ongoing
C305 CHAPTER-3	deucrictibant XR tablet prophylaxis

A Phase 3, Randomized, Double-blind, Placebo-controlled Study of Orally Administered Deucrictibant Extended-Release Tablet for Prophylaxis to Prevent Angioedema Attacks in Adolescents and Adults with Hereditary Angioedema

Ongoing
C307 CHAPTER-4	deucrictibant XR tablet prophylaxis open-label extension	A Phase 3, Long-term, Open-label Study of Orally Administered Deucrictibant Extended-release Tablet for Prophylaxis to Prevent Angioedema Attacks in Adolescents and Adults with Hereditary Angioedema	Ongoing

PHA121-C001 (SAD and bradykinin challenge / SAD-POM)

Deucrictibant-C001 was a randomized, double-blind, placebo-controlled, single ascending dose and proof-of-concept study to examine the safety, tolerability, PK and PD of orally administered deucrictibant in healthy subjects. A total of 52 subjects received single ascending oral doses of deucrictibant up to 22 mg. The 16 remaining subjects received placebo. No adverse event, or AE, was reported as serious, no premature withdrawals due to AEs occurred and no severe AEs were reported. In addition, no clinically relevant fluctuations of blood pressure linked to deucrictibant groups occurred. The overall incidence of AEs was similar between the placebo and deucrictibant. Treatment-related AEs were reported for three subjects who received deucrictibant (12 or 22 mg), all within the gastrointestinal system and of mild severity: upper abdominal pain, vomiting, and nausea. There were no apparent trends or dose-related changes in hematology, clinical chemistry, vital signs, or ECG.

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

We conducted a PK/PD analysis using the same approach as used by FDA in their evaluation of icatibant. The composite EC50 and EC85 values estimated from the combination of each PD response associated with the bradykinin challenge are provided in the table below. Deucrictibant demonstrated higher PD potency based on plasma concentrations (roughly four-fold) published for icatibant. Adjusting for the differences between molecular weight and plasma protein binding, we found that deucrictibant is 24-fold more potent (170 pM) in the bradykinin challenge model than icatibant (4.1 nM) on a molecule-by-molecule basis, consistent with our preclinical in vitro and ex vivo measurements.

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

Applying these criteria as exposure targets for deucrictibant leads us to project that due to deucrictibant’s longer half-life, we believe deucrictibant will stay above these therapeutic targets for much longer than icatibant. The 12 mg dose of deucrictibant showed rapid absorption and the plasma exposure then stayed above EC50 for 10-12 hours and above the EC85 for 6.5 to 7.5 hours, suggesting that this dose may be at least as effective as a 30 mg s.c. injection of icatibant. A 30 mg s.c. icatibant dose has been documented to effectively treat 93% of acute HAE attacks (Icatibant Outcome Survey, or IOS, study reference).

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

PK (exposure)
PD (effect)
C (mg/L)
E (%)
Icatibant, 30 mg SC
Deucrictibant, 12 mg PO
Icatibant, 2x30 mg SC Q6h
Deucrictibant, 22 mg PO
Time (h)
Time (h)
Time (h)
Time (h)

In conclusion, deucrictibant was well tolerated when administered orally at the doses tested without any dose-limiting toxicity. Deucrictibant was rapidly absorbed in either fasting or fed conditions and showed dose proportional PK for deucrictibant. The bradykinin challenge demonstrated that deucrictibant potently blocks the effects of bradykinin-induced hemodynamic changes and provided the robust rationale for dose selection in future on-demand and prophylactic HAE trials.

PHA121-C002 (SAD extension)

PHA121-C002 was a randomized, double-blind, placebo-controlled, single ascending dose extension trial designed to examine the safety, tolerability, and PK of single ascending oral doses of 22, 33, and 50 mg of deucrictibant after a standard caloric meal and 40 mg in fasting conditions. A total of 32 subjects received either deucrictibant (24 subjects), or placebo (8 subjects).

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

PHA121-C006 (MAD)

PHA121-C006 was a randomized, double-blind, placebo-controlled, multiple ascending dose trial to examine the safety, tolerability and PK of deucrictibant in healthy subjects, which demonstrated deucrictibant’s pharmacokinetics and tolerability. The trial included 38 subjects and four cohorts, ranging from 12 to 50 mg of healthy subjects who were studied sequentially. Within each cohort, eight subjects received deucrictibant and two subjects received placebo, except for the final cohort with six subjects receiving deucrictibant and two subjects receiving placebo. The trial evaluated multiple ascending doses twice daily for 10 days to establish safety and tolerability and to assess the PK characteristics of deucrictibant after standard caloric meals. Deucrictibant was supplied as an oral solution.

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

PHA121-C010 (SD)

PHA121-C010 was an open-label randomized five-period crossover single-dose study to assess bioavailability of two different extended-release formulations with and without food, in comparison to a single dose of immediate-release capsules without food. The study included 8 healthy volunteers who received in randomized order a single dose of deucrictibant IR capsules (20 mg, as two 10-mg softgel capsules) without food, a single XR tablet of deucrictibant (20 mg) without food; a single XR tablet of deucrictibant (20 mg) with a high-calorie, high-fat meal; a single XR tablet of deucrictibant (40 mg) without food; and a single XR tablet of deucrictibant (40 mg) with a high-calorie, high-fat meal.

The study showed deucrictibant immediate-release capsules and deucrictibant extended-release tablets were well tolerated. During the study, there were no SAEs or severe treatment-emergent adverse events (TEAEs) reported.

The pharmacokinetic profile observed for deucrictibant confirmed that the softgel capsule formulation under fasting conditions achieved rapid exposure of the deucrictibant active ingredient consistent with previous pharmacokinetic studies using deucrictibant in a solution formulation, rising above clinically relevant exposure (in particular, the EC85 determined from the bradykinin challenge, 13.8 ng/mL) within 15 minutes. A single dose of deucrictibant XR tablet (40 mg) under fasted conditions yielded exposure above 13.8 ng/mL by the two-hour timepoint and maintained this exposure for at least an additional 28 hours. The overall exposure was not affected by food. The 24-hour area under the curve (AUC24h) exposure of deucrictibant using deucrictibant XR tablet (40 mg) is similar to that observed in Phase 1 studies with deucrictibant IR capsule dosed 20 mg twice a day with food (one of the doses used in the CHAPTER-1 prophylactic proof-of-concept study).

The observed pharmacokinetic profile of the deucrictibant XR formulation is consistent with a true extended-release formulation designed to provide long-term exposure to deucrictibant. In particular, deucrictibant XR tablets appear to be suitable for once-daily dosing.

Mean Deucrictibant Concentration (ng/mL)
300
200
100
0
Deucrictibant IR capsule (2x10mg), fasted
Simulation of 40 mg daily dose (2x10 mg BID)
Deucrictibant XR tablet (40 mg), fed
Deucrictibant XR tablet (40 mg), fasted
EC85
0
12
24
36
48
Time (h)

PHA121-C201 (RAPIDe-1 On-Demand)

The availability of an immediate-release softgel capsule formulation provides a good pharmacokinetic profile for on-demand treatment: rapid oral absorption independent of fed status resulting in almost immediate onset of action with longer expected duration of efficacy than subcutaneous injections of icatibant. We have observed in nonclinical animal studies that the deucrictibant softgel capsule provides similar pharmacokinetic profile as the solution formulation we used in Phase 1 trials and have now seen this also in humans from the C010 Phase 1 study.

In December 2022, we announced positive top-line data from RAPIDe-1, a Phase 2, double-blind, placebo-controlled, randomized, crossover, dose-ranging study of deucrictibant IR capsule for the on-demand treatment of HAE type 1 and type 2 (HAE-1/2) attacks. The study, initiated in February 2021, enrolled 74 patients across 13 countries who were randomized into one of three single dose levels of deucrictibant and placebo. The study compared symptom relief during HAE attacks and the safety of each dose of deucrictibant with placebo. In Part I of the study, participants in a non-attack state received the assigned single dose of deucrictibant IR capsule at the study center to assess its pharmacokinetics and safety. In Part II, participants self-administered blinded study drug at home to treat three physician-confirmed HAE attacks with deucrictibant or placebo.

The primary endpoint of the study is the change of a three-symptom composite (skin pain, skin swelling, abdominal pain) visual analogue scale (VAS-3) score from pre-treatment to four hours post-treatment, as captured electronically using numerically assisted input. The top-line data from 147 attacks collected by 62 participants show that all three dose levels of deucrictibant significantly reduce attack symptoms.

*VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours

Composite and individual VAS-3, mean symptom complex severity, or MSCS, and treatment outcome score, or TOS, were assessed up to 48-hours post-dose. All key secondary endpoints in the study were met, demonstrating that deucrictibant significantly shortens the time to onset of symptom relief by a ≥30% reduction in VAS-3 score from the pre-treatment score, decreases time to a ≥50% reduction in VAS-3 score from the pre-treatment score, reduces time to almost complete or complete symptom relief by VAS-3, reduces the MSCS score from pre-treatment to four hours post-treatment, and improves the TOS at four hours post-treatment. All other secondary endpoints were met. Participants on deucrictibant also used substantially less rescue medication compared to placebo.

Deucrictibant was generally well tolerated with no treatment-related serious adverse events and no adverse events leading to treatment discontinuation. In the non-attack phase, two treatment-related adverse events were experienced by two patients; in the attack treatment phase, three treatment-related adverse events were reported for one attack treated with deucrictibant 30mg (2.8%) and one treatment-related adverse event was reported for one attack treated with placebo (1.9%).

Part I (Non-Attack)			Part II (Attack 1,2,3)			
	10 mg N=23	20 mg N=24	30 mg N=25	Placebo N=53	10 mg N=38	20 mg N=29	30 mg N=36
Subjects (Part I) or attacks (Part II) with any treatment-related AEs	1 (4.3%)	1 (4.2%)	-	1 (1.9%)	-	-	1 (2.8%)
Headache	-	1 (4.2%)	-	-	-	-	-
Nausea	1 (4.3%)	-	-	-	-	-	1 (2.8%)
Vomiting	-	-	-	-	-	-	1 (2.8%)
Fatigue	-	-	-	-	-	-	1 (2.8%)
Blister	-	-	-	1 (1.9%)	-	-	-

PHA121-C301 (CHAPTER-1 prophylaxis)

PHA022121-C301 is a double-blind, placebo-controlled Phase 2 study evaluating the efficacy as well as the safety and tolerability of deucrictibant for long-term prophylaxis against angioedema attacks in HAE-1/2. In the study, 34 participants were enrolled globally and randomized to receive one of two doses of deucrictibant (20 mg/day or 40 mg/day) or placebo for 12 weeks of treatment. Deucrictibant immediate-release capsule was dosed twice-a-day as a proof-of-concept for the once-daily deucrictibant extended-release tablet, which is the intended formulation for the prophylactic treatment of HAE. The open-label portion of the CHAPTER-1 study is ongoing at the 40 mg/day dose.

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

*20 mg/day = deucrictibant immediate-release (IR) capsules 10 mg twice daily; †40 mg/day = deucrictibant IR capsules 20 mg twice daily.

†40 mg/day = deucrictibant IR capsules 20 mg twice daily; ‡Based on time-normalized number of attacks per 4 weeks.

*20 mg/day = deucrictibant immediate-release (IR) capsules 10 mg twice daily; †40 mg/day = deucrictibant IR capsules 20 mg twice daily.

†40 mg/day = deucrictibant IR capsules 20 mg twice daily; ‡Based on time-normalized number of attacks per 4 weeks.

*20 mg/day = deucrictibant immediate-release (IR) capsules 10 mg twice daily; †40 mg/day = deucrictibant IR capsules 20 mg twice daily.

†40 mg/day = deucrictibant IR capsules 20 mg twice daily; ‡Based on time-normalized number of attacks per 4 weeks.

Throughout 12 weeks of treatment in CHAPTER-1, both dose regimens of deucrictibant (20 mg/day and 40 mg/day) were well-tolerated. There were no serious adverse events, no severe treatment-emergent adverse events, and no adverse events leading to treatment discontinuation.

Future Development Path

We intend to develop deucrictibant for on-demand and prophylactic indications in parallel using two different product formulations.

On-Demand

The availability of an immediate-release softgel capsule formulation provides a good pharmacokinetic profile for on-demand treatment: rapid oral absorption independent of fed status resulting in almost immediate onset of action with longer expected duration of efficacy than subcutaneous injections of icatibant. We have observed in nonclinical animal studies that administration of deucrictibant in a capsule provides the same pharmacokinetic profile as the solution formulation we used in Phase 1 trials and have now seen this also in humans from the C010 Phase 1 study and in patients from the C201 Phase 2 study.

Based on the positive results of the primary analysis of RAPIDe-1, we have initiated the confirmatory global Phase 3 trial RAPIDe-3 of deucrictibant for the on-demand treatment of HAE attacks. In addition, we also initiated an open-label extension study in the on-demand setting with both RAPIDe-1 and RAPIDe-3 subjects to collect long-time safety and efficacy data.

In March 2024, Pharvaris initiated a global, pivotal, randomized, double-blind-placebo-controlled Phase 3 study of orally administered deucrictibant IR capsule (20 mg) for the on-demand treatment of HAE attacks in adults and adolescents (12 years and older). The company intends to enroll approximately 120 participants. The primary efficacy endpoint is time to onset of symptom relief, as measured by Patient Global Impression of Change (PGI-C) rating of at least “a little better” for two consecutive timepoints within 12 hours post-treatment. Other efficacy endpoints include time to End of Progression (EoP) in attack symptoms, substantial symptom relief, complete attack resolution and proportion of attacks achieving symptom resolution with one dose of deucrictibant as measured by Patient Global Impression of Severity (PGI-S) and by Angioedema Symptom Rating Scale (AMRA).

Prophylaxis Trials

Currently there is no bradykinin B2 receptor antagonist available for HAE prophylaxis. Icatibant has a very short half-life and would require multiple injections each day, making it generally unsuitable for prophylactic use, especially with injection site pain reported for most patients.

Unlike on-demand use, prophylaxis requires maintenance of drug concentration over long periods of time and rapid absorption is unnecessary. In order to project a potential dose for use in prophylactic trials using our projected dose from the bradykinin challenge model (a single dose prevention model), we relied on a similar acute-to-prophylactic extrapolation utilized for products in the plasma kallikrein inhibitor field. Ecallantide is a polypeptide inhibitor of plasma kallikrein used for treatment of attacks. Similar to icatibant, the short half-life of ecallantide makes it generally unsuitable for use in prophylaxis.

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

In addition to the RAPIDe-1 on-demand trial, we also conducted a clinical trial of deucrictibant XR tablets to evaluate the effectiveness and safety profile for prophylaxis with bradykinin B2 receptor-inhibition. In our CHAPTER-1 Phase 2 clinical trial, we aimed to achieve the concentrations desired for prophylactic activity with twice-daily dosing of the deucrictibant IR capsules. The trial included an evaluation of HAE patients randomized to placebo or active doses for a 12-week period for prophylactic treatment and demonstrated that the monthly attack rate was reduced by 84.5% compared to placebo in patients who received 40 mg/day deucrictibant. Patients on deucrictibant treatment also experienced a statistically and clinically meaningful improvement for all secondary endpoints and their quality of life.

Based on the positive results of the primary analysis of CHAPTER-1, we have initiated the confirmatory global Phase 3 trial CHAPTER-3 for the efficacy and safety evaluation of deucrictibant, as described below, in prophylactic treatment of HAE.

In order to provide a differentiated product featuring more consistent exposure of deucrictibant for the prophylactic setting, we have developed an extended-release, or XR, formulation that features continuous slow release maintaining deucrictibant concentrations above the levels we predict to provide protection against attacks. Deucrictibant has demonstrated properties favorable to the development of XR formulations, and we completed several human pharmacokinetics trials with deucrictibant to enable use of this product candidate in the pivotal prophylactic trial CHAPTER-3. With the results of pharmacokinetic trials with XR formulations, we believe we have identified an extended-release formulation of deucrictibant that enables once-daily dosing in a prophylactic setting.

In December 2024, Pharvaris initiated a global, pivotal, randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE. The study aims to enroll approximately 81 participants with HAE and randomize them in a 2:1 ratio to receive deucrictibant XR tablet (40 mg/day), which is currently the intended commercial dosage, or placebo, once daily for 24 weeks. The primary endpoint of the study is to evaluate the efficacy of deucrictibant compared to placebo for prophylaxis against angioedema attacks as measured by the time-normalized number of investigator-confirmed HAE attacks during the 24-week treatment period. Other objectives of the study include evaluating additional clinically relevant outcomes, deucrictibant’s safety and tolerability, pharmacokinetics and its impact on health-related quality of life measures in the prophylactic setting.

In addition, we also plan to run an open-label extension study, CHAPTER-4, in the prophylactic setting which will include participants from the CHAPTER-1 open-label extension, participants who have completed the randomized Phase 3 study, CHAPTER-3, and novel participants to collect long-time safety and efficacy data.

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

As of December 31, 2024, we own three U.S. patents and 134 national/regional patents, including in Australia, India, Indonesia, Japan, Mexico, South Korea, France, Germany, Italy, Netherlands, Spain and United Kingdom, that expire on November 23, 2038 or later, and 92 pending patent applications worldwide, including 8 pending U.S. applications, 84 pending non-U.S. applications, including applications in China, Europe and Japan. The U.S. patents, 91 national/regional patents and 14 of our pending patent applications contain composition-of-matter claims to the deucrictibant small molecule and derivatives thereof; deucrictibant is the active pharmaceutical ingredient (API) in, and therefore extends our patents/patent applications to, our deucrictibant product candidates. Each such patent application can generally be categorized into one of three patent families: (1) those relating to the novel bradykinin B2 receptor antagonists, (2) those relating to the cyclic bradykinin B2 receptor antagonists, and (3) those relating to the new cyclic bradykinin B2 receptor antagonists. 10 of our pending applications contain claims directed to the use of deucrictibant in on- demand treatment of HAE and in prophylaxis for HAE and accordingly extend the patent applications to methods of use of the deucrictibant product candidates. 42 granted national/regional patents and 21 of our pending patent applications contain claims directed to the formulation of our IR product candidate. Two of our applications that are pending in the U.S. and Europe contain claims directed to the crystal form of the API. 45 pending national/regional patent applications are directly or indirectly directed to the formulation of our deucrictibant XR product candidate and its use in chronic or prophylactic treatment of HAE. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patent applications, if granted, will not expire until November 24, 2038. We also rely upon trade secrets that may be important to the development of our business. Trade secrets are difficult to protect and provide us with only limited protection. There can be no assurance that any of our pending patent applications will be issued or that we will benefit from any patent term extension or favorable adjustment to the term of any patents that may be issued in the future.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries in which we have filed, including the U.S., the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the U.S., a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted for a portion of the term effectively lost as a result of the FDA regulatory review period, subject to certain limitations and provided statutory and regulatory requirements are met.

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

License Agreement

On March 31, 2016, we entered into a license agreement (the "BRAIN License"), and a research agreement with BRAIN to collaborate for the development of an orally available bradykinin B2 receptor antagonist. Pursuant to the BRAIN License, we acquired a worldwide, exclusive license from BRAIN to use (i) a certain proprietary substance class of bradykinin B2 receptor antagonists with the potential of oral activity ("OB2RA"), and (ii) any derivatives, improvements, analogs, isomers, metabolites, or conjugates therefrom (together, the "OB2RA Class"), in each case, for the purpose of developing, manufacturing and marketing compounds on a global basis from the OB2RA Class for the treatment of, among others, hereditary angioedema. Certain rights associated with deucrictibant, IR and XR are subject to the BRAIN License. In consideration for the license, we paid BRAIN a non-refundable up-front payment of approximately €0.3 million.

Under the BRAIN License, we are required to make one-time payments in an aggregate amount of up to €11.7 million upon the achievement of certain development, regulatory, and sales milestones. To date, we have paid an aggregate amount of approximately €2.7 million (approximately €0.3 million up-front plus €2.4 million in milestone payments). Under the BRAIN License, up to €9.0 million in aggregate potential milestone payments remain outstanding. In addition, we will be required to pay low to medium single-digit tiered royalties on direct or indirect net sales of licensed products. The royalties that we are required to pay under this agreement may be reduced on a country-by-country and product-by-product basis if sales of a generic version of a product account for 1% or more of the relevant market.

Our agreement with BRAIN will expire, on a product-by-product basis, upon (i) with respect to a royalty-bearing product, the expiry of the last valid claim of a royalty-bearing patent that claims such royalty-bearing product, and (ii) with respect to a licensed product that is not royalty-bearing, the expiry of the last valid claim of a non-royalty-bearing patent that claims such licensed product. Royalty-bearing patents comprise US Patent No. 10.836,748 and any patent or patent application that shares common priority with such patent. Each of deucrictibant, IR and XR is a royalty-bearing product. Not accounting for any regulatory extension or terminal disclaimers, and assuming that all annuity and/ or maintenance fees are paid timely, the applicable expiration date is November 23, 2038. Either party may terminate the agreement prematurely for cause, in particular, for the other party’s (i) uncured material breach, (ii) bankruptcy or insolvency, or (iii) challenge to the validity or ownership of the intellectual property rights relating to the compounds that form the object of the collaboration with BRAIN. If BRAIN were to (a) terminate the BRAIN License for cause and (b) exercise contractual remedies available to it thereunder, then we could be required to grant to BRAIN an exclusive worldwide license to our intellectual property generated under the collaboration with BRAIN for use in all applications, including HAE. In addition, we could be prevented from competing with BRAIN until five years after the commercial launch of any product containing a compound from the OB2RA Class.

Manufacturing and Supply

We currently have two CDMOs for the production of deucrictibant API. A robust and scalable synthetic route has been established. All raw materials can be purchased from multiple suppliers. We also partner with a leading CDMO for the manufacturing of the on-demand treatment product, deucrictibant IR capsules. Another well-established CDMO produces the prophylactic treatment product, deucrictibant XR tablets. A further CDMO with a global footprint is responsible for packaging and worldwide distribution of Clinical Trial Material.

Sales and Marketing

The Pharvaris team, including its founders, have experience developing and commercializing drug products for rare diseases including HAE specifically. We intend to develop a fully integrated sales and marketing organization ahead of marketing approval for deucrictibant IR or deucrictibant XR. Even though HAE is a competitive market, orphan product companies have demonstrated successful first launches with excellent preparation and execution. We believe that our products will provide patients with significant new treatment options, and we will evaluate options to optimize the commercial opportunity.

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
•
Anti-factor XIIa mAb: ANDEMBRY (garadacimab) is an anti-factor XIIa mAb delivered subcutaneously and approved in Europe, Australia, the UK and Japan for use as a prophylactic treatment.
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

We are also aware of a number of HAE therapies in clinical development. Currently, there is one orally delivered plasma kallikrein inhibitor being developed clinically: Kalvista’s sebetralstat (KVD900) for acute treatment. In prophylaxis Ionis is developing donidalorsen, an antisense oligonucleotide inhibitor of prekallikrein for prophylactic treatment, which is delivered subcutaneously. Other products in development are STAR-0215 from Astria, a long-lived monoclonal antibody inhibitor of plasma kallikrein dosed subcutaneously, and a gene therapy – NTLA-2002 from Intellia, using CRISPR technology to knock out the gene for prekallikrein.

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

Nonclinical Studies

Development of the product candidates starts with preclinical studies that enable the first-in-human clinical Phase I trial. The preclinical studies include tests for assessment of primary pharmacodynamics (the mode of action), secondary pharmacodynamics, safety pharmacology and general toxicity. Once in clinical development, additional nonclinical in vivo and in vitro studies are conducted until adequate proof of safety is established (e.g., animal testing for reproductive and general toxicity and carcinogenicity). The conduct of the nonclinical tests and formulation of the compounds for testing must comply with regulations and requirements set by the Competent Authorities, including compliance with GLP. Acceptance of the nonclinical study packages by regulatory agencies is necessary for the initiation and progression of the product candidate through Phase 1, Phase 2, and Phase 3 clinical trials.

Chemical and Pharmaceutical development

Chemical Development entails the development of the laboratory synthesis of the Drug Substance into a scalable process meeting the requirements of reproducibility, robustness, efficiency, and process safety, to manufacture the Drug Substance in high quality. Laboratory tests are conducted to develop a suitable formulation for clinical use and marketing. Pharmaceutical development includes the development of a formulation of the API, stability testing, and a robust Drug Product manufacturing process. The conduct of Chemical and Pharmaceutical development must comply with regulations and requirements set by the Competent Authorities, including compliance with cGMP.

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

An approval letter authorizes commercial marketing of the drug, with specific prescribing information for specific indications. Even if FDA approves the NDA, the approval may be significantly limited to specific indications and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk evaluation and mitigation strategy, or REMS, or otherwise limit the scope of any approval. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but is not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the product. In addition, the FDA may require confirmatory post-marketing trials, sometimes referred to as “Phase 4” clinical trials, designed to further assess a product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Expedited Approval in the U.S.

The FDA has a number of programs that are intended to facilitate and expedite development and review of new drugs to address unmet medical need in the treatment of a serious or life-threatening condition. These are: Fast Track Designation, Breakthrough Therapy Designation, Accelerated Approval and Priority Review Designation.

Fast Track Designation can be requested early in the development process, if evidence of activity in a nonclinical model, a mechanistic rationale or pharmacologic data demonstrates the potential to address an unmet medical need. In the later stages of development, available clinical data should demonstrate the potential to address an unmet medical need. Fast Track Designation provides opportunities for applicants to have frequent interactions with the relevant FDA review teams. In addition, a fast-track product can be eligible for priority review if supported by clinical data at the time of NDA submission. If the FDA determines that a fast-track product may be effective after preliminary evaluation of the NDA, it may consider reviewing portions of a marketing application before the sponsor submits the complete application. Fast Track Designation can be requested after the IND is first submitted but before receiving approval of the NDA. As a practical matter, the FDA should ordinarily receive a Fast Track Designation request no later than the sponsor’s pre-NDA meeting with the agency because many of the features of Fast Track Designation will not apply after that time. The FDA will respond to Fast Track Designation requests within 60 calendar days of receipt of the request.

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

Accelerated approval may be granted for a product based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. For drugs granted accelerated approval, post-marketing confirmatory trials will be required to verify and describe the anticipated effect on the IMM or other clinical benefit. The accelerated approval pathway has been used primarily in settings in which the disease course is long, and an extended period of time would be required to measure the intended clinical benefit of a drug. Accelerated approval is also potentially useful in acute disease settings where the intended clinical benefit can be demonstrated only in a very large study because the clinical event that would need to be evaluated to demonstrate clinical benefit occurs rarely.

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

Drug manufacturers are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. There are strict regulations regarding changes to the manufacturing process, and, depending on the significance of the change, it may require prior FDA approval before it can be implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon drug manufacturers. Drug manufacturers must also satisfy the product tracing, verification and reporting requirements in the Drug Quality and Security Act and have procedures in place to identify and properly handle suspect and illegitimate products. Accordingly, manufacturers must continue to spend time, money and effort in the area of production, distribution and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

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

While Congress has not enacted legislation to comprehensively repeal the PPACA, at least two bills affecting the implementation of the PPACA have been signed into law, including the repeal, effective January 1, 2019, of the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate.” In December 2018, a federal district court in Texas ruled that the PPACA’s individual mandate, without the penalty that was repealed effective January 1, 2019, was unconstitutional and could not be severed from the PPACA. As a result, the court ruled the remaining provisions of the PPACA were also invalid. The Fifth Circuit Court of Appeals affirmed the district court’s ruling that the individual mandate was unconstitutional, but it remanded the case back to the district court for further analysis of whether the mandate could be severed from the PPACA (i.e., whether the entire PPACA was therefore also unconstitutional). The Supreme Court of the United States granted certiorari on March 2, 2020, heard oral arguments on November 10, 2020, and on June 17, 2021, issued its opinion ruling that Texas and other states that initially challenged the individual mandate did not have standing.

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

European Union

European Medicines Agency

Marketing approvals under the European Union regulatory system may be obtained through a centralized or national marketing authorization procedures. The EMA and the European Commission administer the centralized authorization procedure. Pursuant to Regulation (EC) No. 726/2004 and Regulation (EC) 1394/2007, as amended, this procedure is compulsory for human medicines containing a new active substance to treat for which the therapeutic indication is the treatment of any of the following diseases: acquired immune deficiency syndrome, cancer, neurodegenerative disorders, diabetes, auto-immune diseases and other immune dysfunctions, viral diseases and all drugs that are designated as orphan drugs pursuant to Regulation (EC) No. 141/2000, as amended. Drugs for other indications may be granted a centralized authorization in accordance with Regulation (EC) No. 726/2004 if the drug contains a new active substance and is of a significant therapeutic, scientific or technical innovation or where the granting of authorization in accordance with Regulation (EC) No. 726/2004 is in the interests of patients or animal health at EU level.

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

The following diagram illustrates our corporate structure:

D.
Property, plants and equipment

We have offices in Leiden, the Netherlands, Lexington, Massachusetts (United States) and Zug, Switzerland. Our office space in Leiden measuring approximately 290 square meters is rented through November 30, 2025; our offices in Massachusetts measuring approximately 622 square meters is rented through December 31, 2029 and our office space in Zug measuring approximately 58 square meters is rented on a monthly basis.

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

Overview

We are a late-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, deucrictibant, is a novel, oral, small-molecule bradykinin B2 receptor antagonist under development for the prevention or treatment of attacks due to bradykinin-mediated angioedema, including hereditary angioedema (HAE) and acquired angioedema due to C1-inhibitor deficiency (AAE-C1INH). Deucrictibant has the potential to address unmet medical need by improving upon the therapeutic profile of existing medicines and providing patients with quality of life and ease-of-administration that is superior to current standard-of-care. We believe deucrictibant has the potential to provide injectable-like efficacy and placebo-like tolerability with the convenience of an oral therapy for both the prophylactic and on-demand treatment of HAE attacks.

Deucrictibant may address unmet medical needs of people living with HAE by both preventing attacks from occurring, using an extended-release (XR) tablet formulation of deucrictibant, as well as treat the manifestations of HAE attacks, using an immediate-release (IR) capsule formulation of deucrictibant. The XR tablet formulation is designed to maintain therapeutic levels for at least 24 hours and to achieve a steady-state plasma concentration within 72 hours, supporting a once-daily dosing regimen. The IR capsule formulation is designed to rapidly reach therapeutic exposure in order to mitigate HAE attacks symptoms quickly and completely with a single oral dose.

In addition to the differentiation of our individual products, having on-demand and prophylactic products with the same active ingredient enables patients to maintain a trusted active medicine when they change their dosing regimen and delivery mechanism moving from on-demand to prophylactic treatment (or back). This may be particularly valued by children or adolescents who typically begin therapy with on-demand only and gradually move to prophylaxis as attack frequency increases (commonly after puberty).

In our Phase 1 clinical trials to-date, we have observed rapid exposure and predictable linear pharmacokinetics (PK) with and without food. In addition, we observed deucrictibant to be a potent antagonist of the bradykinin B2 receptor, in vitro and in vivo with healthy volunteers.

A Phase 2 placebo-controlled trial evaluating the efficacy and tolerability of deucrictibant IR capsules for the on-demand treatment of attacks in patients with HAE type 1 and 2 (RAPIDe-1) commenced in February 2021 and reported positive topline Phase 2 data in December 2022, demonstrating the clinical efficacy and tolerability of deucrictibant. We believe these positive Phase 2 data support further development of deucrictibant as a potential oral on-demand therapy for HAE attacks. In March 2024, we initiated a global, pivotal, randomized, double-blind-placebo-controlled Phase 3 study, RAPIDe-3, of orally administered deucrictibant IR capsule (20 mg) for the on-demand treatment of HAE attacks in adults and adolescents (12 years and older), and intend to enroll approximately 120 participants. Topline data from RAPIDe-3 is anticipated in the first quarter of 2026.

A Phase 2 placebo-controlled trial evaluating the efficacy and the safety and tolerability of deucrictibant for long-term prophylaxis against angioedema attacks in HAE type 1 and 2 (CHAPTER-1) commenced CHAPTER-1 in 2021 using twice-daily dosing of deucrictibant IR capsules as a proof-of-concept for once-daily deucrictibant XR tablets, and announced positive topline data in December 2023, demonstrating the clinical efficacy and tolerability of deucrictibant. We believe these positive Phase 2 data support further development of deucrictibant as a potential oral prophylactic therapy for HAE attacks. In December 2024, we initiated a global, pivotal, randomized, double-blind, placebo-controlled Phase 3 study, CHAPTER-3, of orally administered deucrictibant extended-release tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE. The study aims to enroll approximately 81 participants with HAE and randomize them in a 2:1 ratio to receive deucrictibant XR tablet (40 mg/day), which is currently the intended commercial dosage, or placebo, once daily for 24 weeks. Topline data from CHAPTER-3 is anticipated in the second half of 2026.

In addition, we also are also running open-label extension studies in both on-demand and prophylactic settings to collect long-term safety and efficacy data in HAE patients.

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

A wide variety of events beyond our control, including natural or man-made disasters, power shortages, fires, extreme weather conditions, pandemics, epidemics or outbreaks of infectious diseases, political instability or other events could disrupt our business or operations or those of our development partners, manufacturers, regulators or other third parties with whom we conduct business now or in the future. These events may cause businesses and government agencies to be shut down, supply chains to be interrupted, slowed, or rendered inoperable, and individuals to become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions. Additionally, we are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion, see Note 17 to our consolidated financial statements included elsewhere in this Annual Report.

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

A discussion of our financial condition and results of operations for the year ended December 31, 2022 can be found in our annual report on form 20-F, filed with the SEC on April 10, 2024.

Financial operations overview

Revenues

We did not record any revenues during the period covered by the historical financial information included in this Annual Report. We do not expect to recognize any revenues before we are able to commercialize our first product.

Research and development expenses

We are focused on the clinical development of deucrictibant. Since our inception, we have devoted substantially all of our resources to research and development efforts relating to the development of deucrictibant and our product candidates IR and XR. We expect that we will continue to incur significant research and development expenses as we seek to complete the clinical development of, and achieve regulatory approval for, our product candidates IR and XR, and in connection with discovery and development of any additional product candidates.

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
•
license costs.

We expect that our total research and development expenses will increase in 2025 as we continue to focus on the development of our product candidates IR and XR, as well as explore potential expansion programs. We anticipate that research and development expenses will continue to increase as we continue to progress IR and XR through clinical development.

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

The fair values of these instruments are recognized as personnel expenses in either research and development expenses or general and administrative expenses.

The share-based payment expense recorded for the years ended December 31, 2024, 2023 and 2022 were €16.2 million, €10.7 million and €11.3 million, respectively.

Comparison of the years ended December 31, 2023 and 2022

A discussion of the financial results for the year ended December 31, 2023 as compared to the year ended December 31, 2022 can be found in the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Financial operations overview—Comparison of the years ended December 31, 2023 and 2022” in our annual report on form 20-F, filed with the SEC on April 10, 2024.

Comparison of the years ended December 31, 2024 and 2023

The following table summarizes our loss for the periods indicated:

	For the year ended
	December 31,
	2024	2023	Change	%
	(in €)
Research and development expenses	(98,563,529)	(65,575,030)	(32,988,499)	50%
General and administrative expenses	(47,124,638)	(31,338,590)	(15,786,048)	50%
Total operating expenses	(145,688,167)	(96,913,620)	(48,774,547)	50%
Finance income (expense)	13,291,664	(2,912,643)	16,204,307	(556)%
Loss before income tax	(132,396,503)	(99,826,263)	(32,570,240)	33%
Income taxes	(1,825,024)	(1,048,805)	(776,219)	74%
Loss for the period	(134,221,527)	(100,875,068)	(33,346,459)	33%

Research and development expenses

	For the year ended
	December 31,
	2024	2023	Change	%
	(in €)
Clinical expenses	(55,867,694)	(30,690,293)	(25,177,401)	82%
Personnel expenses	(27,767,184)	(19,132,307)	(8,634,877)	45%
Manufacturing costs	(9,434,537)	(6,500,986)	(2,933,551)	45%
Nonclinical expenses	(3,324,513)	(8,977,187)	5,652,674	(63)%
License costs	(1,592,687)	—	(1,592,687)	0%
Intellectual property costs	(576,914)	(274,257)	(302,657)	110%
Total research and development expenses	(98,563,529)	(65,575,030)	(32,988,499)	50%

Research and development expenses increased by €33.0 million in 2024, or 50%, from €65.6 million for the year ended December 31, 2023 to €98.6 million for the year ended December 31, 2024. The increase in research and development expenses was mainly driven by an increase in clinical expenses and personnel expenses, offset by a decrease in nonclinical expenses.

For the years ended December 31, 2024 and 2023, clinical expenses were €55.9 million and €30.7 million, respectively. This represents an increase of €25.2 million, or 82%. The increase is primarily due to the initiation of enrollment in the On-Demand Treatment Phase 3 trial, initiation of activities for the prophylaxis Phase 3 trial, and implementation and conduct of the On-Demand Treatment and prophylaxis open-label extension studies.

For the years ended December 31, 2024 and 2023, personnel expenses were €27.8 million and €19.1 million, respectively. This represents an increase of €8.6 million, or 45%. The increase is primarily due to an increase in salary, bonus and benefits expense resulting from hiring additional personnel to handle the expanded clinical development activities. The remaining increase in personnel expenses is driven by share-based compensation expenses due to the new grants made during the period. Share-based compensation expense in the current-year included an amount of €7.9 million of share-based compensation expense versus €4.6 million in the prior-year period.

For the years ended December 31, 2024 and 2023, nonclinical expenses were €3.3 million and €9.0 million, respectively. This represents a decrease of €5.7 million, or 63%. The decrease in nonclinical expenses is primarily due to a decrease in the number and scope of studies conducted in 2024 versus 2023 to lift the deucrictibant clinical hold.

General and Administrative Expenses

	For the year ended
	December 31,
	2024	2023	Change	%
	(in €)
Personnel expenses	(18,883,708)	(13,314,359)	(5,569,349)	42%
Professional fees	(7,757,750)	(4,689,462)	(3,068,288)	65%
Insurance, facilities and office expenses	(6,509,691)	(6,031,513)	(478,178)	8%
Accounting, tax and auditing fees	(4,017,669)	(2,029,554)	(1,988,115)	98%
Travel expenses	(2,129,631)	(1,797,588)	(332,043)	18%
Consulting fees	(858,843)	(602,110)	(256,733)	43%
Other expenses	(6,967,346)	(2,874,004)	(4,093,342)	142%
General and administrative expenses	(47,124,638)	(31,338,590)	(15,786,048)	50%

General and administrative expenses increased by €15.8 million, or 50% from €31.3 million for the year ended December 31, 2023 to €47.1 million for the year ended December 31, 2024. The increase in general and administrative expenses was mainly driven by an increase in personnel, professional and other expenses.

For the years ended December 31, 2024 and 2023, personnel expenses were €18.9 million and €13.3 million, respectively. This represents an increase of €5.6 million, or 42%. The increase is primarily due to an increase in salary, bonus and benefits expense resulting from hiring additional employees. The remaining increase in personnel expenses is driven by an increase in share-based compensation expenses due to the new grants made during the period, including equity grants to senior level hires made during the period. Share-based compensation expense in the current-year period included an amount of €8.3 million compared to €6.1 million in the prior-year period.

For the years ended December 31, 2024 and 2023, professional fees were €7.8 million and €4.7 million, respectively. The increase of €3.1 million is primarily due to increased outside legal fees and commercial consulting related to pre-launch activities, including market access.

For the years ended December 31, 2024 and 2023, other expenses were €7.0 million and €2.9 million, respectively. The increase of €4.1 million, is primarily due to an increase in marketing, promotion, conferences and seminars related to pre-launch activities.

Finance income / (expense) - net

Finance income / (expense) - net, for the year ended December 31, 2024 and 2023 were €13.3 million and (€2.9) million, respectively, a change of €16.2 million. The amount mainly relates to unrealized foreign exchange gains of €7.9 million for 2024, compared to a loss of €3.1 million in the prior year which is mostly the result of translating the Company’s bank balances held in USD to EUR. Interest income increased from €0.2 million in 2023 to €5.5 million in 2024.

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

The Company and its subsidiaries have tax loss carry-forwards as of December 31, 2024 of approximately €449.8 million (2023: €325.0 million, 2022: €182.3 million), that are available for offsetting against future taxable profits of the Companies in which the losses arose. In the Netherlands, profits in a given year can be offset against tax loss carry forwards for an unlimited period of time. The amount of the offset is, however, limited to 50% of taxable income (in excess of €1.0 million). Under Swiss law, losses can be offset against future income or capital gains for seven years.

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

The input used in the measurement of the fair value per option at each grant/measurements date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	August 1,	April 15,	April 11,	April 11,	November 15,	April 6,	June 1,	April 1,	January 1,
	2024	2024	2024	2024	2023	2023	2022	2022	2022

Number of options	75,000	230,000	70,000	485,000	90,000	846,000	120,000	552,500	70,000
Fair value of the options	€11.65	€15.41	€16.83	€16.90	€12.27	€5.92	€11.89	€11.50	€9.08
Fair value of the ordinary shares	€14.43	€18.97	€20.80	€20.80	€15.12	€7.36	€16.88	€16.42	€12.65
Exercise price	€14.43	€18.97	€20.80	€20.80	€15.12	€7.36	€16.88	€16.42	€12.65
Expected volatility (%)	100%	100%	105%	100%	100%	100%	80%	80%	85%
Expected life (years)	6.1	6.1	5.5	6.1	6.1	6.1	6.1	6.1	6.1
Risk-free interest rate (%)	4.0%	4.7%	4.7%	4.7%	4.6%	3.6%	3.0%	2.6%	1.4%

Expected volatility in 2024 and 2023, was based on the volatility of the Company and comparable peer group companies, while in prior periods expected volatility was based on an evaluation of the historical volatilities of comparable listed biotech-companies only. The expected life is based on Management’s best estimate of when the options will be exercised. The risk-free interest rate is based on the yield on US Government bonds depending on whether the exercise price is in euros or in US dollars. The expected dividend yield is zero considering the stage of the Company.

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

B.
Liquidity and capital resources

Since inception, we have incurred significant operating losses. We incurred losses of €134.2 million during the year ended December 31, 2024 and €100.9 million during the year ended December 31, 2023. Since inception, we have not generated any revenues or net cash flows from sales. We will not receive any revenues or net cash flows from sales until we successfully develop a product candidate, obtain regulatory approval and successfully commercialize it. There is no assurance that we will be able to do so.

To date, we have relied on the issuance of equity securities and pre-funded warrants to finance our operations and internal growth.

From inception through December 31, 2024, we have raised the following capital:

•
issuance of 4,850,000 Common shares raising €0.2 million;
•
issuance of 5,242,850 Series A preferred shares raising €14.9 million (net of transaction costs);
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

On March 1, 2022, we entered into a sales agreement (the "2022 Sales Agreement") with Leerink Partners LLC (formerly known as SVB Securities LLC), pursuant to which we may sell ordinary shares having an aggregate offering price of up to $75 million from time to time through Leerink Partners. On April 12, 2024, we terminated the 2022 Sales Agreement and entered into a new sales agreement with Leerink Partners, pursuant to which we may sell ordinary shares having an aggregate offering price of up to $175 million from time to time through Leerink Partners (the “2024 Sales Agreement”). In April 2024, we filed a Form F-3 ASR Registration Statement (the “F-3 ASR”) and prospectus with the Securities and Exchange Commission, allowing us to sell an unspecified amount of its securities. The F-3 ASR was supplemented by a prospectus supplement covering an at-the-market program providing for the sales from time to time of up to $175 million of its ordinary shares pursuant to the April 2024 Sales Agreement.

As of December 31, 2024, we have sold a total of 593,927 ordinary shares under the Sales Agreement generating total net proceeds of $9.8 million (€9.3 million), after deducting $0.3 million (€0.3 million), which was payable to Leerink Partners, LLC as commission in respect of such sales. The Company has not sold any securities under the April 2024 Sales Agreement.

In June, 2023, we sold a total of 6,951,340 ordinary shares, par value €0.12 per share, in a private placement at a purchase price of $10.07 per ordinary share. The sale generated total proceeds of $70.0 million (€64.1 million).

During December 2023, we entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners LLC as underwriters, pursuant to which we agreed to issue and sell (i) 11,125,000 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 1,375,000 ordinary shares in an underwritten offering. The Offering closed on December 8, 2023, and we generated net proceeds of $282.0 million (€261.6 million), after deducting bank fees of $18.0 million (€16.7 million). In March 2024, the Company received a partial reimbursement for certain of its expenses in connection with the December 2023 offering which have been accounted for in share premium.

As of December 31, 2024 we held cash and cash equivalents of €280.7 million. Of the cash on hand, €0.1 million relates to guarantees. We do not expect positive operating cash flows in the foreseeable future and remain dependent on additional financing to fund our research and development expenses, general and administrative expenses and financing costs. We believe that the available cash balances are sufficient to execute our operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of the consolidated statements of loss and comprehensive loss. Accordingly, the consolidated statements of loss and comprehensive loss have been prepared on a going concern basis.

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

To the extent that we raise additional funds by issuing and selling equity or equity-linked securities, shareholders will experience dilution. Debt financing, if available, may subject us to financial and other restrictive covenants that limit our ability to engage in activities that we may believe to be in our long-term best interests. Additional financing may not be available on acceptable terms, if at all. Capital may become difficult or impossible to obtain due to poor market or other conditions outside of our control (including wars, regional unrest, pandemics and epidemics). If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials. We may also be required to sell or license other technologies or our clinical product candidate that we would prefer to develop and commercialize ourselves.

In addition, while we seek to minimize our exposure to third-party losses of our cash and cash equivalents, we hold our balances in a number of large financial institutions. However, these institutions are subject to risk of failure. For example, in March 2023, the Federal Deposit Insurance Corporation was appointed as receiver for Silicon Valley Bank ("SVB"). As of April 7, 2025, none of our cash and cash equivalents are held with SVB. All of our cash and cash equivalents are held with other large financial institutions, and we do not expect further developments with SVB to have a material impact on our cash and cash equivalents balance, expected results of operations, or financial performance for the foreseeable future. However, if there are issues in the wider financial system and if other financial institutions fail, our business and financial condition could be materially affected.

Cash Flows

Comparison for the years ended December 31, 2024 and December 31, 2023

A discussion of our cash flows for the year ended December 31, 2023 as compared to the year ended December 31, 2022 can be found in the section entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the years ended December 31, 2023 and 2022” in our annual report on form 20-F, filed with the SEC on April 10, 2024.

The following table sets forth our primary sources and uses of our cash and cash equivalents for each of the periods set forth below:

	For the year ended
	December 31,
	2024	2023	Change	%
		(in €)
Net cash flows used in operating activities	(120,130,191)	(93,049,093)	(27,081,098)	29%
Net cash flows used in investing activities	(538,086)	(89,984)	(448,102)	498%
Net cash flows provided by financing activities	2,676,555	325,393,000	(322,716,445)	(99)%
Net (decrease) increase in cash and cash equivalents	(117,991,722)	232,253,923	(350,245,645)	(151)%
Cash and cash equivalents at beginning of period	391,231,637	161,837,429	229,394,208	142%
Effect of exchange rate changes	7,488,122	(2,859,715)	10,347,837	(362)%
Cash and cash equivalents at end of period	280,728,037	391,231,637	(110,503,600)	(28)%

Operating activities

Net cash flows used in operating activities reflect our results for the period adjusted for, among other things, depreciation, unrealized foreign exchange results, share-based compensation arrangements, changes in working capital and accruals.

Net cash flows used in operating activities increased by €27.1 million or 29%, from €93.0 million for the year ended December 31, 2023 to €120.1 million for the year ended December 31, 2024. The increase is primarily due to the increase in research and development expenses, other operating expenses and the growth of our organization.

Investing activities

Net cash flows used in investing activities increased by €0.4 million or 498%, from €0.1 million for the year ended December 31, 2023 to €0.5 million for the year ended December 31, 2024. The increase is due to additional investment in property, plant and equipment to support the growth of the company.

Financing activities

Net cash flows provided by financing activities decreased by €322.7 million from €325.4 million for the year ended December 31, 2023 to €2.7 million for the year ended December 31, 2024. Net cash provided by financing activities in the year ended December 31, 2024 consisted primarily of the gross proceeds related to the pre-funded warrants that were exercised in January 2024 that resulted in the issuance of 1,375,000 ordinary shares.

The net cash provided by financing activities in the year ended December 31, 2023 consisted primarily of the receipt of €342.9 million received from the sale of ordinary shares and pre-funded warrants, offset by transaction costs of €17.3 million and the payment of principal portion of lease liabilities of €0.2 million.

Disclosure of contractual obligations

The Group has entered into research and development commitments amounting to a total of €109.9 million as of December 31, 2024 (2023: €49 million). The amount for research and development commitments does not include potential milestone fees, sublicense fees, royalty fees, licensing maintenance fees, and reimbursement of patent maintenance costs that we may be required to pay under the BRAIN License.

Under the BRAIN License, up to €9.0 million in aggregate potential milestone payments remain outstanding. In addition, we will be required to pay low to medium single-digit tiered royalties on direct or indirect net sales of licensed products. The royalties that we are required to pay under this agreement may be reduced on a country-by-country and product-by-product basis if sales of a generic version of a product account for 1% or more of the relevant market. We have not included such potential obligations because they are contingent upon the occurrence of future events and the timing and likelihood of such potential obligations are not known with certainty. For further information regarding this agreement and amounts that could become payable in the future under this agreement, please see “ITEM 4. INFORMATION ON THE COMPANY -- B. Business Overview-License Agreement.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and senior management Board of Directors

The following table presents information about our Board and Senior Management as of the date of this Annual Report.

			Initial year of
Name	Position	Age	appointment	Term
Board
Berndt Modig	Chief Executive Officer and Executive Director	66	2015	2028
Hans Schikan, Pharm.D.	Non-Executive Director	66	2019	2028
David Meeker, M.D.	Non-Executive Director	70	2021	2025
Robert Glassman, M.D.	Non-Executive Director	61	2021	2025
Viviane Monges	Non-Executive Director	61	2021	2025
Elisabeth Björk, M.D.	Non-Executive Director	63	2021	2026
Senior Management
Berndt Modig	Chief Executive Officer and Director	66	2015	N/A
Peng Lu, M.D., Ph.D.	Chief Medical Officer	47	2020	N/A
Anne Lesage, Ph.D.	Chief Early Development Officer	64	2015	N/A
Anna Nijdam, MSc RA	Head of Strategic Finance and Principal Accounting Officer	43	2020	N/A
Wim Souverijns, Ph.D.	Chief Commercial Officer	54	2021	N/A
Annick Deschoolmeester	Chief Human Resources Officer	52	2022	N/A
Stefan Abele, Ph.D.	Chief Technical Operations Officer	55	2023	N/A
David Nassif	Chief Financial Officer, Chief Legal Officer	70	2024	N/A

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

From October 2003 to November 2008, Mr. Modig was Chief Financial Officer at Jerini AG through its IPO on the Frankfurt exchange in 2005 and sale to Shire plc in 2008. Jerini developed and launched icatibant for the treatment of HAE, now currently marketed by Takeda Pharmaceuticals under the FIRAZYR brand name. Before Jerini AG, Mr. Modig served as Chief Financial Officer at Surplex AG from 2001 to 2003 and as Finance Director Europe of U.S.-based Hayward Industrial Products Inc. from 1999 to 2001. In previous positions, Mr. Modig was a Partner in the Brussels-based private equity firm Agra Industria from 1994 to 1999 and a Senior Manager in the Financial Services Industry Group of Price Waterhouse LLP in New York from 1991 to 1994. Mr. Modig received a bachelor’s degree in business administration, economics and German from the University of Lund, Sweden, and an MBA from INSEAD, Fontainbleau, France.

Hans Schikan, Pharm.D.

Mr. Schikan is a co-founder of the Company and has been a director since August 2019. Mr. Schikan is the former CEO of Prosensa Holding N.V. (Nasdaq: RNA), a biopharmaceutical company focusing on novel RNA modulating treatments for rare diseases including Duchenne muscular dystrophy, from January 2009 through its IPO on the Nasdaq in 2013 until its acquisition by BioMarin Pharmaceutical Inc. in January 2015.

Mr. Schikan was previously at Genzyme, most recently serving as VP for Global Marketing and Strategic Development of Genzyme’s product portfolio for rare genetic diseases. He is currently Chairman of the Board Member of Vicore Pharma (STO: VICO) and Microbiotica, and Board Member of Organon N.V. Finally, he is a member of the Top Team of the Dutch Top Sector Life Sciences & Health. Previously, he served on the boards of Sobi (STO: SOBI), Hansa Biopharma (STO: HNSA), Wilson Therapeutics (STO: WTX) (acquired by Alexion), Therachon (acquired by Pfizer), VectivBio (Nasdaq: VECT) (acquired by IronWood), Asceneuron, Complix and InteRNA. Mr. Schikan has a Pharm.D. degree from Utrecht University.

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

Robert Glassman, M.D.

Dr. Glassman has been a director since January 2021. Since July 2022, Dr. Glassman served as the Executive Vice President, Search & Evaluation at Enavate Sciences, a $600M private equity fund that is a subsidiary of Patient Square Capital. Dr. Glassman also serves as a board member for Umoja and EluraBio and he is an advisor at Centrexion.

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

Elisabeth Björk, M.D.

Dr. Bjӧrk has been a director since December 2021. Dr. Bjӧrk is currently Senior Vice President, Late-stage Development, Cardiovascular, Renal and Metabolism (CVRM), BioPharmaceuticals R&D at AstraZeneca and has led the global development of medicines within this area for over 10 years. Throughout her career at AstraZeneca which began in 2002, she has gained broad drug development experience covering clinical development phase I-IV, large outcomes programs, major global filings and health authority interactions, and commercial strategy/implementation. Dr. Bjӧrk is an endocrinologist by training and an associate professor of medicine at Uppsala University, Sweden. She is also a board member of Rocket Pharmaceuticals, Chalmers University of Technology, Vicore Pharma AB and Betula Consulting AB.

Viviane Monges

Ms. Monges has been a director since July 2021 and serves as the Chair of the Audit Committee. She serves as a non-executive director at Ferring Pharmaceuticals, ADC Therapeutics, BioMerieux and Novo Holdings. Prior to these roles, Ms. Monges was Chair of the board of EUROAPI, she held a position as VP of Finance of Nestlé's Business Excellence Division. Prior to that, she served as the Global CFO of the OTC division at Novartis. Ms. Monges also served as CFO of European Pharmaceuticals at Wyeth/Pfizer and as CFO of the Global Pharmaceutical Business unit of Wyeth/Pfizer. She holds an MBA from Ecole Supérieure de Commerce de Paris.

Senior management

Peng Lu, M.D., Ph.D.

Dr. Lu joined the Company in 2020, bringing 15 years of protein therapeutics and small molecule drug development experience, including within rare genetic diseases.

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

Anne Lesage, Ph.D.

Dr. Anne Lesage is Chief Early Development Officer at Pharvaris. Dr. Lesage is a co-founder of Pharvaris and has led the translational science, preclinical and non-clinical development since its inception. Dr. Lesage has over 30 years’ experience in drug discovery, preclinical and early development.

From 1992 until 2010, Dr. Lesage held different leadership positions with increasing responsibility in the neuroscience drug discovery unit at Johnson & Johnson. By 2010, Dr. Lesage served as the biology head of psychiatry.

Dr. Lesage is an inventor on 10 patents and an author of 46 publications. Dr. Lesage founded GrayMatters Consulting in 2010, and advises early and late-stage biotech companies, venture capital organisations, and government agencies and initiatives. In 2013, Dr. Lesage co-founded Kosa Pharma.

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

Dr. Souverijns joined the Company from his most recent position as the Chief Commercial Officer at ObsEva where he was responsible for the commercialization of its women’s health product portfolio. Prior to joining ObsEva, he spent 11 years at Celgene where he contributed to the successful build out of the product portfolio in diverse strategic and operational leadership roles. He developed a broad pharmaceutical background through various international assignments at PwC Consulting and in different market access roles at Amgen, both at the European and global level. Dr. Souverijns holds a degree in bioengineering from the KU Leuven, Belgium, and obtained a Ph.D. from the same institute.

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

Stefan Abele, Ph.D.

Dr. Abele joined Pharvaris in November 2023 and currently serves as Chief Technical Operations Officer. In this role, he is responsible for all chemistry, manufacturing, and controls (CMC) activities, global supply chain, global project management, patent governance, and IT/Business Information Systems as Pharvaris progresses into late-stage clinical development and preparing for launch. Dr. Abele joined Pharvaris with more than 20 years of experience in process development, end-to-end Active Pharmaceutical Ingredients (API) supply chain, cross-functional CMC activities, GMP manufacturing, global vendor management, and people leadership.

Previously, Dr. Abele served as the Senior Vice President, Chemical Development and Commercial Manufacturing at Idorsia Pharmaceuticals, where he and his team were responsible for the Drug Substance development and manufacturing of QUVIVIQ (daridorexant), PIVLAZ (clazosentan), and aprocitentan. Prior to Idorsia, Dr. Abele worked at Actelion Pharmaceuticals where he established and grew the fully integrated Chemistry Process R&D department. Earlier, he held positions of growing responsibility at

Carbogen-Amcis, including as Head of Production and as a manager of teams in R&D and GMP manufacturing of APIs for global pharma companies. Dr. Abele holds a Diploma in Chemistry from the University of Konstanz and a Ph.D. in Synthetic Organic Chemistry from the ETH Zurich.

David Nassif, J.D.

Mr. Nassif joined Pharvaris in 2024 and currently serves as Chief Financial Officer and Chief Legal Officer, bringing more than 30 years of life sciences industry experience in executive financial management roles in development-stage, commercial-stage, public and private companies.

Mr. Nassif served as Chief Executive Officer, Chief Financial Officer, and Board Member of Sio Gene Therapies, where he was responsible for all finance, accounting, tax, treasury, legal, and SEC compliance and reporting activities until February 2022, when he undertook the liquidation and dissolution of the company. Prior to joining Sio, Mr. Nassif was Executive Vice President and Chief Financial Officer of SteadyMed Therapeutics, where he was instrumental in its acquisition by United Therapeutics in August 2018. From 2011 to 2014, Mr. Nassif served as the President and Chief Financial Officer of Histogen. Previously, he was Executive Vice President and Chief Financial Officer of Zogenix and held several key roles at Amphastar Pharmaceuticals and RealAge Inc. Earlier in his career, Mr. Nassif held various positions with Cypros Pharmaceuticals, where he was instrumental in leading its merger with Ribogene, Inc. to form Questcor Pharmaceuticals, Inc.

He holds a BS in finance and management information systems with honors from the University of Virginia and a JD from the University of Virginia School of Law.

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

The aggregate compensation, including benefits in kind, accrued or paid to members of our Board and Senior Management with respect to the year ended December 31, 2024 for services in all capacities was approximately €16.4 million. For the year ended December 31, 2024, we paid Mr. Modig, our Chief Executive Officer and Executive Director, €1.1 million in compensation and benefits in kind.

The table below shows the aggregate compensation, including benefits in kind, accrued or paid to individual members of the Board for the year ended December 31, 2024 in such capacity.

	Base salary	Total remuneration
Mr. Modig	€580,859	€1,106,230
Dr. Glassman	—	$55,000
Dr. Meeker	—	$94,000
Mr. Schikan	—	$61,000
Ms. Monges	—	$65,000
Dr. Björk	—	$45,000

The table below shows the number of options granted to individual members of the Board for the year ended December 31, 2024 in such capacity.

	Number of	Exercise	Expiration
	Options	Price	Date
Mr. Modig	150,000	$22.31	April 11, 2034
Dr. Glassman	14,000	$22.31	April 11, 2034
Dr. Meeker	14,000	$22.31	April 11, 2034
Mr. Schikan	14,000	$22.31	April 11, 2034
Ms. Monges	14,000	$22.31	April 11, 2034
Dr. Björk	14,000	$22.31	April 11, 2034

The table below shows the number of RSU's granted to individual members of the Board for the year ended December 31, 2024 in such capacity.

Number of
RSU's
Mr. Modig	50,000
Dr. Glassman	4,667
Dr. Meeker	4,667
Mr. Schikan	4,667
Ms. Monges	4,667
Dr. Björk	4,667

Share Ownership of our Board and Senior Management

The table below sets forth the share ownership of our Board and Senior Management as of April 1, 2025.

	Number of	Percentage
	Ordinary	of Shares
	Shares ³	Outstanding
Mr. Modig¹	950,000	1.74%
Mr. Schikan	400,000	0.73%
Dr. Lesage²	163,969	0.30%
Dr. Meeker	50,000	0.09%
Dr. Glassman	—	—
Dr. Björk	—	—
Ms. Monges	—	—
Dr. Lu	—	—
Ms. Nijdam	19,181	0.04%
Dr. Souverijns	—	—
Ms. Deschoolmeester	30,979	0.06%
Dr. Abele	—	—
Mr. Nassif	800	0.001%

1 Represents ordinary shares held by Schoodic Management B.V., an entity controlled by Mr. Modig.

2 Represents ordinary shares held by GrayMatters Consulting B.V., an entity controlled by Dr. Lesage.

3 Each ordinary share carries one vote per share.

Option Ownership of our Board and Senior Management

The table below sets forth the vested and unvested options granted to our Board and Senior Management as of April 1, 2025.

			Percentage	Percentage
		Exercise	of Shares	of Fully	Expiration
Name	Options	Price	Outstanding	Diluted	Date
Mr. Modig	95,000	€2.38	0.17%	0.16%	January 1, 2030
Mr. Modig	250,000	€16.69	0.46%	0.43%	February 5, 2031
Mr. Modig	140,000	€16.41	0.26%	0.24%	April 1, 2032
Mr. Modig	170,000	€7.37	0.31%	0.29%	April 6, 2033
Mr. Modig	150,000	€20.80	0.28%	0.26%	April 11, 2034
Mr. Modig	180,000	€14.71	0.33%	0.31%	March 12, 2035
Dr. Lesage	16,472	€2.38	0.03%	0.03%	January 1, 2030
Dr. Lesage	120,000	€16.69	0.22%	0.21%	February 5, 2031
Dr. Lesage	65,000	€16.41	0.12%	0.11%	April 1, 2032
Dr. Lesage	100,000	€7.37	0.18%	0.17%	April 6, 2033
Dr. Lesage	50,000	€20.80	0.09%	0.09%	April 11, 2034
Dr. Lesage	60,000	€14.71	0.11%	0.10%	March 12, 2035
Dr. Lu	306,666	€2.38	0.56%	0.53%	February 3, 2030
Dr. Lu	65,000	€16.69	0.12%	0.11%	February 5, 2031
Dr. Lu	65,000	€16.41	0.12%	0.11%	April 1, 2032
Dr. Lu	80,000	€7.37	0.15%	0.14%	April 6, 2033
Dr. Lu	65,000	€20.80	0.12%	0.11%	April 11, 2034
Dr. Lu	67,500	€14.71	0.12%	0.12%	March 12, 2035
Dr. Glassman	23,300	€5.94	0.04%	0.04%	January 1, 2031
Dr. Glassman	8,000	€16.69	0.01%	0.01%	February 5, 2031
Dr. Glassman	14,493	€16.41	0.03%	0.02%	April 1, 2032
Dr. Glassman	21,000	€7.37	0.04%	0.04%	April 6, 2033
Dr. Glassman	14,000	€20.80	0.03%	0.02%	April 11, 2034
Dr. Glassman	15,000	€14.71	0.03%	0.03%	March 12, 2035
Dr. Meeker	80,000	€5.94	0.15%	0.14%	January 1, 2031
Dr. Meeker	17,500	€16.41	0.03%	0.03%	April 1, 2032
Dr. Meeker	21,000	€7.37	0.04%	0.04%	April 6, 2033
Dr. Meeker	14,000	€20.80	0.03%	0.02%	April 11, 2034
Dr. Meeker	15,000	€14.71	0.03%	0.03%	March 12, 2035
Ms. Monges	35,000	€14.67	0.06%	0.06%	July 1, 2031
Ms. Monges	17,500	€16.41	0.03%	0.03%	April 1, 2032
Ms. Monges	21,000	€7.37	0.04%	0.04%	April 6, 2033
Ms. Monges	14,000	€20.80	0.03%	0.02%	April 11, 2034
Ms. Monges	15,000	€14.71	0.03%	0.03%	March 12, 2035
Dr. Bjӧrk	35,000	€12.67	0.06%	0.06%	January 1, 2032
Dr. Bjӧrk	17,500	€16.41	0.03%	0.03%	April 1, 2032
Dr. Bjӧrk	21,000	€7.37	0.04%	0.04%	April 6, 2033
Dr. Bjӧrk	14,000	€20.80	0.03%	0.02%	April 11, 2034
Dr. Bjӧrk	15,000	€14.71	0.03%	0.03%	March 12, 2035
Dr. Souverijns	115,000	€14.67	0.21%	0.20%	July 1, 2031
Dr. Souverijns	65,000	€16.41	0.12%	0.11%	April 1, 2032
Dr. Souverijns	75,000	€7.37	0.14%	0.13%	April 6, 2033
Dr. Souverijns	45,000	€20.80	0.08%	0.08%	April 11, 2034
Dr. Souverijns	67,500	€14.71	0.12%	0.12%	March 12, 2035
Mr. Schikan	35,000	€16.69	0.06%	0.06%	February 5, 2031
Mr. Schikan	17,500	€16.41	0.03%	0.03%	April 1, 2032
Mr. Schikan	21,000	€7.37	0.04%	0.04%	April 6, 2033
Mr. Schikan	14,000	€20.80	0.03%	0.02%	April 11, 2034
Mr. Schikan	15,000	€14.71	0.03%	0.03%	March 12, 2035
Ms. Nijdam	30,000	€16.69	0.06%	0.05%	February 5, 2031
Ms. A. Deschoolmeester	70,000	€7.37	0.13%	0.12%	April 6, 2033
Ms. A. Deschoolmeester	45,000	€20.80	0.08%	0.08%	April 11, 2034
Ms. A. Deschoolmeester	60,000	€14.71	0.11%	0.10%	March 12, 2035
Dr. S Abele	90,000	€15.13	0.17%	0.15%	November 15, 2033
Dr. S Abele	40,000	€20.80	0.07%	0.07%	April 11, 2034
Dr. S Abele	60,000	€14.71	0.11%	0.10%	March 12, 2035
Mr. Nassif	230,000	€18.97	0.42%	0.40%	April 15, 2034
Mr. Nassif	75,000	€20.80	0.14%	0.13%	April 11, 2034

The table below sets forth the vested and unvested RSUs granted to our Board and Senior Management as of April 1, 2025.

Number of
RSU's
Mr. Modig	110,000
Dr. Glassman	4,667
Dr. Meeker	4,667
Mr. Schikan	4,667
Ms. Monges	4,667
Dr. Björk	4,667
Dr. Lesage	36,450
Dr. Lu	44,350
Ms. Nijdam	44,416
Dr. Souverijns	37,800
Ms. Deschoolmeester	40,231
Dr. Abele	33,150
Mr. Nassif	109,500

Equity Incentive Plans

2016 Equity Incentive Plan

In 2016, the Company adopted the Pharvaris B.V. 2016 Equity Incentive Plan, or the 2016 Plan, in order to advance the interests of the Company and its stakeholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing incentives for such persons to exert maximum efforts for the success of the Company and provide a means by which eligible individuals may benefit from increases in the value of the Company’s shares. The 2016 Plan was amended and restated in connection with our initial public offering. As of April 1, 2025, there were no shares available for issuance under the 2016 Plan.

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

As of April 1, 2025, the total number of options held by the Board and Senior Management and other employees is 3,723,931 with a weighted average exercise price of $10.02 per share.

As of April 1, 2025, the total number of unvested RSUs held by the Board and Senior Management is 338,524.

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

Dutch Corporate Governance

As a listed Dutch public company with limited liability (naamloze vennootschap), we are subject to the DCGC. The DCGC contains principles and best practice provisions on corporate governance that regulate relations between the board of directors and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies must disclose in their annual reports whether they comply with the provisions of the DCGC. If a company subject to the DCGC does not comply with these provisions, that company would be required to give reason for such non-compliance. We do not comply with all best practice provisions of the DCGC. Our main deviations from the DCGC are summarized below, but we cannot exclude the possibility of deviating from additional provisions of the DCGC after the date hereof and including in order to follow market practice or governance practices in the United States.

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

Board Diversity Matrix (As of April 1, 2025)
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

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligation to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

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

D.
Employees

As of December 31, 2024, we had 108 employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe our relations with our employees are good.

The table below sets out the number of employees by main category of activity and geographical location as of December 31, 2024:

Geography	Research and development	General and administrative	Total
Switzerland	28	8	36
The Netherlands	12	11	23
United States	37	12	49
Total	77	31	108

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table presents information relating to the beneficial ownership of Pharvaris’ ordinary shares as of April 1, 2025, by:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•
each member of our Board and Senior Management; and
•
all members of our Board and Senior Management as a group.

The number of ordinary shares beneficially owned by each entity, person and member of Pharvaris’ Board or Senior Management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of April 1, 2025 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

This table is based upon information supplied by our named senior management, directors, and principal shareholders, and Schedules 13D, and 13G filed with the SEC. The percentage of outstanding ordinary shares is computed on the basis of 54,493,142 ordinary shares outstanding as of April 1, 2025. Ordinary shares that a person has the right to acquire within 60 days of April 1, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of the Board and Senior Management as a group. Unless otherwise indicated below, the address for each beneficial owner is c/o Pharvaris N.V., Emmy Noetherweg 2, 2333 BK Leiden, the Netherlands.

	Ordinary Shares Beneficially Owned
	Number of	Percentage of
Name of Beneficial Owner	Shares	Class
5% Beneficial Owner:
General Atlantic PH B.V. (1)	7,531,252	13.85%
FMR LLC (2)	5,192,894	9.55%
Entities affiliated with Foresite Capital (3)	4,038,842	7.43%
Viking Global Opportunities Illiquid Investments Sub-Master LP (4)	3,653,319	6.72%
EQT Life Sciences (Formerly LSP V Coöperatieve U.A.) (5)	3,556,805	6.54%
Entities affiliated with venBio Global Strategic Fund III, L.P. (6)	3,547,504	6.52%
Entities affiliated with Venrock Healthcare Capital Partners III, L.P.(7)	3,220,130	5.92%
Board and Senior Management:
Mr. Modig (8)	1,545,626	2.84%
Dr. Lu (9)	501,038	*%
Mr. Schikan (10)	478,094	*%
Dr. Lesage (11)	420,625	*%
Dr. Souverijns (12)	215,570	*%
Dr. Meeker (13)	123,094	*%
Dr. Glassman (14)	78,094	*%
Ms. Monges (15)	76,636	*%
Dr. Björk (16)	72,261	*%
Ms. Deschoolmeester (17)	79,625	*%
Ms. Nijdam (18)	59,591	*%
Mr. Abele (19)	48,144	*%
Mr. Nassif (20)	80,967	*%
All executive officers and board members as a group
(13 persons)	3,779,365	6.95%

*
Indicates beneficial ownership of less than 1% of total outstanding ordinary shares.

(1)
Represents 7,531,252 ordinary shares held by General Atlantic PH B.V. (“GA PH”), is a wholly owned subsidiary of General Atlantic Coöperatief U.A. (“GA Coop UA”). The members that share beneficial ownership of the shares held by GA PH through GA Coop UA are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”), General Atlantic Partners (Lux) SCSp (“GAP Lux”), General Atlantic Cooperatief, L.P. (“GA Coop LP”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”), and GAP Coinvestments CDA, L.P. (“GAPCO CDA”). The general partner of GAP Lux is General Atlantic GenPar, (Lux) SCSp (“GA GenPar Lux”), and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à r.l. (“GA Lux”). The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) L.P. (“GAP (Bermuda)”), which is controlled by the Management Committee of GASC MGP, LLC which is being renamed as the Partnership Committee (the “GA Partnership Committee”), effective subject to applicable regulatory approvals, is the general partner of GenPar Bermuda and GA Coop LP. GA LP, which is also controlled by the GA Partnership Committee, is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA.GAP (Bermuda),GA LP, GenPar Bermuda, GA Lux, GA GenPar Lux, and the GA Funds, (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The address of GA Coop LP, GAP Bermuda IV, GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA Coop UA is Prinsengracht 769 A, 1017 JZ, Amsterdam, the Netherlands. The address of GAP Lux, GA GenPar Lux and GA Lux is 412F, Route d’Esch, L-1471 Luxembourg. The address of each of GA LP, GAPCO III, GAPCO IV, GAPCO V, and GAPCO CDA is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. Each of the members of the GA Partnership Committee disclaims ownership of the shares except to the extent that he has a pecuniary interest therein.

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

(5)
LSP V Coöperatieve U.A. is the record holder of 3,556,805 ordinary shares. LSP V Management B.V. is the sole director of LSP V Coöperatieve U.A. The managing directors of LSP V Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP V Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the ordinary shares held of record by LSP V. Each of Mr. Kleijwegt, Mr. Kuijten and Mr. Rothe disclaims beneficial ownership of such shares. The address of LSP V Coöperatieve U.A. is Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

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

(8)
Includes 950,000 ordinary shares held by Schoodic Management B.V., an entity controlled by Mr. Modig. Includes 67,085 options and RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(9)
Includes 29,428 options and RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(10)
Includes 20,272 options and RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(11)
Includes 163,969 ordinary shares held by GrayMatters Consulting BVBA, an entity controlled by Dr. Lesage and includes 24,871 options and RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(12)
Includes 26,820 options and RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(13)
Includes 20,272 options and RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(14)
Includes 15,605 options and RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(15)
Includes 21,731 options and RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(16)
Includes 21,731 options and RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(17)
Includes 22,666 options and RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(18)
Includes 9,054 RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(19)
Includes 14,394 options and RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”
(20)
Includes 800 ordinary shares held and 80,167 options and RSU's that vest within 60 days of April 1, 2025. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan."

As of April 1, 2025, approximately 47.8 million of our outstanding ordinary shares are held by at least 10 record holders in the United States, including Cede and Company which is the record holder for 47.8 million ordinary shares. Cede and Company is a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede and Company therefore is the technical shareholder of record for all of our shares that were issued in our initial public offering and are held by DTC participants, as such shareholders do not themselves hold direct property rights in our ordinary shares, but rather have contractual rights in such shares that are part of a chain of contractual rights involving Cede and Company. All ordinary shares carry one voting right. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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

On February 5, 2024, the Company entered into a registration rights agreement (the “GA Registration Rights Agreement”) with General Atlantic PH B.V. relating to the exercised pre-funded warrants to purchase up to 1,375,000 ordinary shares of the Company, which pre-funded warrants were acquired by General Atlantic PH B.V. in December 2023. The GA Registration Rights Agreement contains customary registration rights, including demand registration rights, with respect to the ordinary shares, as well as customary indemnification provisions. A copy of the GA Registration Rights Agreement is filed as an exhibit to this Annual Report.

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

Agreements and Arrangements with Senior Management

The Company engages GrayMatters, a management entity for the purpose of providing key management services to the Company. This management entity is considered a related party, as it provides key management services and exercises key management functions. In the 2024, 2023 and 2022 fiscal years, the aggregate amount of expense recognized were €0.2 million, €0.6 million and €0.6 million, respectively.

A new agreement was entered into with GrayMatters, effective December 1, 2023 to November 30, 2027. The agreement provides for daily fixed fees up to a maximum amount per annum and an additional discretionary annual fee with a target based on a percentage of the maximum annual fee determined at the discretion of the Company. The agreement is for a term of four years but may be terminated earlier by either party without notice.

Further, upon a termination of the GrayMatters agreement by the Company without cause, the consultant is entitled to (i) an amount equal to the expected sum of the services fee for the remaining period until the termination date, up to a specified amount, (ii) any unpaid discretionary fee for the prior year, and (iii) a pro rata discretionary fee for the then-current year, subject to approval of the Company.

The GrayMatters Agreement also contains certain restrictive covenants, including a perpetual confidentiality provision and covenants regarding non-solicitation of employees, consultants, independent contractors, suppliers and customers during the term of the agreement and for a period of one year thereafter. In the event a consultant breaches any of these covenants and does not remedy such breach within five business days of receiving written notice, such consultant will be required to pay the Company a lump sum penalty, plus an additional penalty for each day such breach continues.

During 2023 and 2022, Dr. Jochen Knolle received €0.5 million and €0.6 million under his consulting agreement with the Company, while serving as the Company’s Chief Scientific Officer (“CSO”). In late 2023, he relinquished the CSO title but remains a consultant.

We have also entered into employment agreements with Mr. Modig (Chief Executive Officer), Dr. Lu (Chief Medical Officer), Ms. Nijdam (Head of Strategic Finance and Principal Accounting Officer), ), Dr. Souverijns (Chief Commercial Officer), Ms. Deschoolmeester (Chief Human Resources Officer) Dr. Abele (Chief Technical Operations Officer), and Mr. Nassif (Chief Legal and Financial Officer) (collectively, the “Employment Agreements”). The Employment Agreements generally provide for base salary, discretionary annual bonuses based on a percentage of base salary and eligibility to receive equity awards and to participate in the Company’s benefits plans. The Employment Agreements for Mr. Modig, Dr. Lu, Dr. Souverijns, Ms. Deschoolmeester ,Dr. Abele and Mr. Nassif also provide that upon a termination by the Company without Cause or by the member of senior management for Good Reason, or as a result of the individual’s death or disability, the member of senior management is entitled to the following (subject to execution of a general release of claims in favor of the Company): (i) 12 months of base salary (ii) with respect to Dr. Lu and Mr. Nassif , for one year after termination, the right to continue health care benefits under COBRA at active employee rates, (iii) any unpaid discretionary bonus for the prior year and (iv) pro rata discretionary bonus for the current year, subject to Board approval. In the case of Mr. Modig, Dr. Souverijns, Ms. Deschoolmeester and Dr. Abele, the severance amount is reduced by (i) any base salary paid during a notice period during which the member of senior management is released from an obligation to work, and/or (ii) the amount of any survivor’s or disability annuity payment received for the 12 subsequent months.

The Employment agreements with Mr. Modig, Dr. Lu, Dr. Souverijns, Ms. Deschoolmeester, Dr. Abele and Mr. Nassif also provide that in the event that a notice of termination is served by the Company without Cause, or by the Employee for Good Reason, in each case (i) within one month prior to the consummation of a Change of Control or (ii) within 12 months following the consummation of a Change of

Control, the member of senior management shall be entitled to receive (subject to execution of a general release of claims in favor of the Company): (i) (x) 1.5 times the sum of base salary and bonus target with respect to Mr. Modig, and (y) the sum of the annual base salary and bonus target with respect to Dr. Lu, Dr. Souverijns, Ms. Deschoolmeester, Dr. Abele and Mr. Nassif; (ii) with respect to Dr. Lu and Mr. Nassif, for one year after termination, the right to continue health care benefits under COBRA at active employee rates, (iii) any unpaid discretionary bonus for the prior year and (iv) a pro rata discretionary bonus for the current year, subject to Board approval. In the case of Mr. Modig, Dr. Souverijns, Ms. Deschoolmeester and Dr. Abele, the severance amount is reduced by any base salary paid during a notice period during which the member of senior management is released from an obligation to work.

Clawback Policy

Our Board has adopted a policy relating to recovery of erroneously awarded compensation (a “Clawback Policy”) in accordance with the final clawback rules adopted by the SEC, and the listing standards, as set forth in the Nasdaq Listing Rule 5608, to recoup “excess” incentive compensation, if any, earned by current and former executive officers (or any other senior executives or employees who may from time to time be deemed subject to the Clawback Policy by the compensation committee of our Board) during a three year look back period in the event of a financial restatement due to material noncompliance with any financial reporting requirement under the securities laws. Our Clawback Policy shall be administered by the compensation committee of our Board. Our Clawback Policy is filed as Exhibit 97.1 to this Annual Report on Form 20-F for the year ended December 31, 2024.

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
•
tax-exempt entities;
•
“individual retirement accounts”, “Roth IRAs” or other tax-deferred accounts;
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

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partner and the partnership. Partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, who is eligible for the benefits of the Treaty and who is:

•
an individual who is a citizen or resident in the U.S.;
•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
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

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF U.S. NON-INCOME TAX LAWS AND THE LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, IN LIGHT OF THEIR PARTICULAR SITUATION.

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, certain non-active rents and royalties and capital gains. Based on the nature of our business, our financial statements, and our expectations about the nature and amount of our income, assets and activities we do not believe we were a PFIC in 2024 and we do not expect to be a PFIC for our current taxable year or in the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. Whether we or any of our subsidiaries will be a PFIC in 2025 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things, a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time. Therefore, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Accordingly, there can be no assurance that we will not be a PFIC in 2025 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S.

Holder holds or is deemed to hold ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ordinary shares.Under certain attribution rules, assuming we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of any Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even if the U.S. Holder has not received the proceeds of those distributions or dispositions.

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

This section does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024; the Dutch implementation of Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union) which may be relevant for a particular holder.

In addition, please note that this section does not describe the Dutch tax consequences for:

i.
a holder of our ordinary shares if such holder has a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder is considered to hold a substantial interest in such company, if such holder alone or, in the case of an individual together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest, or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
ii.
a holder of our ordinary shares, if the ordinary shares held by such holder qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding, or right to acquire, of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

iii.
a holder of our ordinary shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ordinary shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally, a holder of our ordinary shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital;
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

Withholding Tax on Dividends

Regular Dutch Dividend Withholding Tax

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

Conditional Withholding Tax on Dividends

In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by us to a Related Entity (as defined below), if such Related Entity:

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
vi.

is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid holding a Qualifying Interest in the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid,, all within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021).

For purposes of this section:

•
“Related Entity” means an entity (i) that has a Qualifying Interest in the Company or (ii) in which a third party has a Qualifying Interest if such third party also has a Qualifying Interest in the Company.
•
“Qualifying Interest” means a direct or indirectly held interest – either by an entity individually or, if an entity is part of a Qualifying Unity, jointly – that enables such entity or such Qualifying Unity to exercise a definitive influence over another entity’s decisions and allows it to determine that other entity’s activities (as interpreted by the European Court of Justice in case law on the right of freedom of establishment (vrijheid van vestiging)).
•
“Qualifying Unity” means entities acting together with the main purpose or one of the main purposes of avoiding Dutch conditional withholding tax at the level of any of those entities (kwalificerende eenheid).

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

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally, if the holder of ordinary shares is a Dutch Resident Entity, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2025).

Dutch Resident Individuals

If the holder of our ordinary shares is a Dutch Resident Individual, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch personal income tax at the progressive rates (with a maximum of 49.50% in 2025), if:

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

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the ordinary shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the ordinary shares are in principle not subject to Dutch income tax.

The Dutch Resident Individual's assets and liabilities taxed under this regime, including the ordinary shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the ordinary shares, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (y) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2025).

The deemed return applicable to the other investments (mentioned under (ii) b) above), including the ordinary shares is set at 5.88% for the calendar year 2025. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ordinary shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

On June 6 and 14, 2024, the Dutch Supreme Court (Hoge Raad) ruled that the current Dutch income tax regime for savings and investments in certain specific circumstances contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “Rulings”). This is, in short, the case in the event the deemed return on the investment assets exceeds the actual return realized in respect thereof (calculated in line with the rules set out in the Rulings and successfully demonstrated by the taxpayer). Holders of ordinary shares are advised to consult their own tax advisor to ensure that the tax in respect of the ordinary shares is levied in accordance with the applicable Dutch tax rules at the relevant time. Holders of ordinary shares are advised to consult their own tax advisor to ensure that the tax in respect of the ordinary shares is levied in accordance with the applicable Dutch tax rules at the relevant time.

Non-residents of the Netherlands

A holder of our ordinary shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch income tax in respect of income derived or deemed to be derived from our ordinary shares or in respect of capital gains realized on the disposal or deemed disposal of the ordinary shares, provided that:

i.
such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and
ii.
in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares that go beyond ordinary asset management and does not otherwise derive benefits from the ordinary shares that are taxable as benefits from miscellaneous activities in the Netherlands.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A Material modifications to instruments

Not applicable.

B. Material modifications to rights

Not applicable.

C. Withdrawal or substitution of assets

Not applicable.

D. Change in trustees or paying agents

Not applicable.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2024 our management, including our Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS Accounting Standards (IFRS) as issued by International Accounting Standards Board. Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘’COSO’’). Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, has audited the Company’s financial statements for the fiscal year ended December 31, 2024, and has included its attestation report on management's assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. Their report can be found under “ITEM 18. FINANCIAL STATEMENTS”.

D. Changes in Internal Control over Financial Reporting

As previously disclosed, we identified material weaknesses in the design of our internal control over financial reporting across the principles for each component of the COSO framework at the entity level (i.e. control environment, risk assessment, monitoring, information

& communication and control activities) and accordingly, across our business and IT processes. The material weaknesses that we identified related to:

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

Further, we did not design and maintain effective controls over certain information technology (“IT”) general controls for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, we did not design and maintain (a) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (b) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to its financial applications and data to appropriate company personnel and (c) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

During the fiscal year ended December 31, 2024, we implemented our material weakness remediation plan that included among others:

•
Improving the composition and expertise of accounting and financial reporting personnel;
•
Further development, formalization and implementation of risk assessment procedures throughout the organization;
•
Implementing a new accounting system, improving the IT general control environment (including program change management controls, user access controls and testing and approval controls for program development), increasing the number of application controls and reducing the manual nature of execution of key controls throughout significant business processes;
•
Further development and documentation of scoping our key processes and design of controls in our risk and control frameworks, covering all COSO components and strengthening the controls around analyzing, recording and disclosing complex accounting matters (including share-based compensation arrangements and other non-routine transactions), manual journal entry review and financial statements review;
•
Strengthening design and documentation of formal accounting policies and control activities, including sufficient segregation of duties, roles and responsibilities, review and approval procedures;
•
Development and implementation of our risk and control framework for IT general controls ensuring key IT risks are mitigated through controls;
•
Organizing a series of ongoing trainings and workshops to further educate our personnel, including personnel from the finance department and personnel responsible for performing and reviewing key controls, on key aspects of SOX;
•
Implementing a formal SOX testing program, based on which our Management determined effectiveness of the internal control framework per year end.

The enhanced activities noted above have operated for a sufficient period of time in order for our management to conclude, through testing of the design and operational effectiveness of our controls, that the material weaknesses have been remediated as of December 31, 2024.

Except for the changes related to the remediation of the previously identified material weaknesses noted above, there were no changes in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act that occurred during the year ended December 31, 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not Applicable.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees

Audit fees in 2024 and 2023 amounted to €869,163 and €884,747, respectively, and relate to audit services provided by our principal accountants in 2024 and 2023, respectively, PricewaterhouseCoopers Accountants N.V., in connection with our annual audit, quarterly reviews and review of registration statements and comfort letters for the Company.

B. Audit-Related Fees

None.

C. Tax Fees

None.

D. All Other Fees

None.

E. Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor’s independence from the Company in accordance with the Audit Committee’s pre-approval policy.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy (the “Insider Trading Policy”) that governs the purchase, sale and other dispositions in our securities by our directors, senior management and other covered persons, and which is designed to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards. A copy of the Insider Trading Policy is filed as an exhibit to this Annual Report.

ITEM 16K. CYBERSECURITY

We integrate cybersecurity risk management into our overall risk management strategy, reporting to the chief executive officer, executive committee, and board. Our cybersecurity risk management strategy includes conducting regular risk assessments to identify potential cybersecurity threats and working with external cybersecurity experts engaged to assist us in assessing, enhancing, implementing, and monitoring our cybersecurity risk management programs and responding to any incidents

We have adopted and maintain an active cybersecurity strategy, including preventative technology solutions, to assess, identify and manage material risks from cybersecurity threats and respond to cybersecurity incidents. These processes include:

•
System selection. We use a hybrid cloud strategy, which is designed to deliver secure and reliable information systems while maintaining regulatory compliance, thereby providing operational resilience and agility with critical business processes, systems, and applications available on a continuous basis.
•
System assessment. Our cybersecurity specialists apply risk assessment, management and mitigation tools, technologies and processes aligned to ISO/IEC 27001. We regularly evaluate our information technology assets, data, systems, and architectures to identify, assess and remediate areas of vulnerability. These evaluations include performing proactive penetration and vulnerability testing and regular maturity assessments against ISO/IEC 27001 controls. Observations noted are considered as part of our risk assessment procedures.
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

Pharvaris has established a cyber risk management program to enhance its capabilities of preventing, detecting and responding to information security threats. The program is overseen by the IT-Manager, who leads a team of dedicated cybersecurity experts and analysts. The team is responsible for developing and implementing the enterprise-wide cybersecurity strategy, vulnerability management, policy, standards, architecture, and processes. The IT-Manager has over 25 years of experience in cybersecurity and consults regularly with the Chief Technical Operations Officer (“CTOO”), who fosters awareness, ownership and alignment among various governance and risk stakeholder groups. The CTOO also ensures effective management and reporting of the dynamic digital threat landscape. The IT-Manager reports to the CTOO and, with the CTOO, provides regular updates to the audit committee of our Board. As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

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

4.6

License Agreement between Pharvaris B.V. and AnalytiCon Discovery GmbH dated as of March 31, 2016 (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-252157), as amended, initially filed with the SEC on January 15, 2021) †

4.7

Amendment 1, between Pharvaris Netherlands B.V. and AnalytiCon Discovery GmbH dated as of January 8, 2021, to the License Agreement between Pharvaris B.V. and AnalytiCon Discovery GmbH dated as of March 31, 2016 (incorporated herein by reference to Exhibit 10.7 to the Company’s Draft Registration Statement on Form F-1 (File No. 333-252157), as amended, initially filed with the SEC on January 15, 2021).†

4.8

Amendment 2, between Pharvaris Netherlands B.V. and BRAIN Biotech AG dated as of September 20, 2024, to the license Agreement between Pharvaris B.V. and BRAIN Biotech AG (as successor in interest to AnalytiCon Discovery GmbH) dated as of March 31, 2016. ((incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on September 23, 2024).†

4.9

Pharvaris N.V. 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-252897) filed with the SEC on February 9, 2021).

4.10

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

4.13	Form of Subscription Agreement (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on June 20, 2023).

4.14

Sales Agreement, dated as of April 12, 2024, between Pharvaris N.V. andLeerink Partners LLC (incorporated herein by reference to Exhibit 1.2 to the Company’s Registration Statement on FormF-3ASR (File No. 333-278650), filed with the SEC on April 12, 2024).

4.15	Registration Rights Agreement, dated February 5, 2024 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on February 7, 2024).

8.1*	List of Subsidiaries.

11.1*	Insider Trading Policy, adopted on 25 November 2024.

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Accountants N.V.

97.1*	Pharvaris Clawback Policy, adopted on June 7, 2023 (incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 10, 2024).

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.

104	Cover page formatted as Inline XBRL and contained in Exhibit 101.

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

Date: April 7, 2025

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Pharvaris N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Pharvaris N.V. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Research and Development Clinical and Manufacturing Accruals

As described in Notes 2.16 and 16 to the consolidated financial statements, the Company estimates the level of services performed by vendors and the associated cost incurred for the research and development services performed. The Company has recorded €5.2 million and €1.8 million for clinical accrued liabilities and manufacturing accrued liabilities respectively for the estimated research and development costs incurred but not yet billed or paid as of 31 December 2024. These accruals relate to obligations under contracts with clinical research organizations (‘CROs’), manufacturers, vendors and consultants.

The principal consideration for our determination that performing procedures relating to research and development clinical and manufacturing accruals is a critical audit matter is the high degree of auditor effort in performing procedures related to the Company's research and development clinical and manufacturing accruals.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s research and development clinical and manufacturing accruals. These procedures also included, among others, (i) reviewing the Company’s contractual agreements with respective clinical research organizations and any related changes to them; (ii) testing management’s process for developing the research and development clinical and manufacturing accrual estimate; (iii) evaluating the appropriateness of management’s process for developing the estimate; (iv) testing the completeness and accuracy of underlying data used in the process; (v) evaluating the accuracy of the estimated costs incurred for the services which have not been invoiced; and (vi) testing classification of research and development expenses.

/s/ PricewaterhouseCoopers Accountants N.V.

Amsterdam, the Netherlands

April 7, 2025

We have served as the Company’s auditor since 2020

Consolidated Statement of Loss and Comprehensive Loss

		Years ended December 31,
		2024	2023	2022
	Note	€	€	€
Research and development expenses	3	(98,563,529)	(65,575,030)	(57,375,574)
General and administrative expenses	4	(47,124,638)	(31,338,590)	(29,339,034)
Total operating expenses		(145,688,167)	(96,913,620)	(86,714,608)
Finance income (expenses)	6	13,291,664	(2,912,643)	11,061,138
Loss before income tax		(132,396,503)	(99,826,263)	(75,653,470)
Income tax expense	7	(1,825,024)	(1,048,805)	(679,087)
Net Loss		(134,221,527)	(100,875,068)	(76,332,557)
Other comprehensive income / (loss)
Items that may be reclassified to profit or loss:
Exchange gain (loss) arising on translation of foreign operations		152,310	(57,874)	17,362
Total comprehensive loss attributable to:
Equity holders of the Company		(134,069,217)	(100,932,942)	(76,315,195)
Basic and diluted loss per share	19	(2.48)	(2.63)	(2.27)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Financial Position

		As at	As at
		December 31,	December 31,
		2024	2023
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	667,000	223,678
Right of use assets	9	813,842	231,893
Deferred tax assets	7	474,347	387,529
Current assets
Current tax receivable	10	2,486,680	615,538
Receivables	10	457,834	423,486
Other current assets	11	5,747,025	5,580,704
Cash and cash equivalents	12	280,728,037	391,231,637
Total assets		291,374,765	398,694,465
Equity and liabilities
Equity	13
Share capital		6,525,539	6,274,833
Share premium		623,641,380	615,811,986
Other reserves		39,711,103	27,894,796
Currency translation reserve		137,726	(14,584)
Accumulated loss		(402,255,007)	(265,918,628)
Total equity		267,760,741	384,048,403
Long term liabilities
Non-current lease liability	9	639,043	43,564
Current liabilities
Trade and other payables	14	4,562,900	2,909,725
Accrued liabilities	16	17,588,407	11,067,510
Current lease liability	9	222,427	195,341
Current tax payable		601,247	429,922
Total liabilities		23,614,024	14,646,062
Total equity and liabilities		291,374,765	398,694,465

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Changes in Shareholders' Equity

					Currency
		Share	Share	Other	translation	Accumulated	Total
	Notes	capital	premium	reserves	reserve	losses	Equity
		€	€	€	€	€	€
Balance at January 1, 2022		3,978,227	278,742,900	9,774,416	25,928	(87,568,401)	204,953,070
Net Loss		—	—	—	—	(76,332,557)	(76,332,557)
Issue of share capital	13	70,572	9,464,901	—	—	—	9,535,473
Transaction costs on issue of shares		—	(307,710)	—	—	—	(307,710)
Tax effect on transaction costs		—	257,734	—	—	—	257,734
Currency translation reserve		—	—	—	17,362	—	17,362
Settlement of share-based payments	18	9,177	1,019,372	(954,157)	—	(287,934)	(213,542)
Share-based payments	18	—	—	11,349,200	—	—	11,349,200
Balance at December 31, 2022		4,057,976	289,177,197	20,169,459	43,290	(164,188,892)	149,259,030
Balance at January 1, 2023		4,057,976	289,177,197	20,169,459	43,290	(164,188,892)	149,259,030
Net Loss		—	—	—	—	(100,875,068)	(100,875,068)
Issue of share capital	13	2,169,859	340,388,989	—	—	—	342,558,848
Transaction costs on issue of shares		—	(17,712,292)	—	—	—	(17,712,292)
Tax effect on transaction costs		—	714,733	—	—	—	714,733
Currency translation reserve		—	—	—	(57,874)	—	(57,874)
Settlement of share-based payments	18	46,998	3,243,359	(2,937,889)	—	(854,668)	(502,200)
Share-based payments	18	—	—	10,663,226	—	—	10,663,226
Balance at December 31, 2023		6,274,833	615,811,986	27,894,796	(14,584)	(265,918,628)	384,048,403
Balance at January 1, 2024		6,274,833	615,811,986	27,894,796	(14,584)	(265,918,628)	384,048,403
Net Loss		—	—	—	—	(134,221,527)	(134,221,527)
Issue of share capital	13	165,000	(165,000)	12,609	—	—	12,609
Transaction costs on issue of shares		—	592,000	—	—	—	592,000
Tax effect on transaction costs		—	851,662	—	—	—	851,662
Currency translation reserve		—	—	—	152,310	—	152,310
Settlement of share-based payments	18	85,706	6,550,732	(4,404,835)	—	(2,114,852)	116,751
Share-based payments	18	—	—	16,208,533	—	—	16,208,533
Balance at December 31, 2024		6,525,539	623,641,380	39,711,103	137,726	(402,255,007)	267,760,741

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Cash Flows

		Years ended December 31,
		2024	2023	2022
	Notes	€	€	€
Operating activities
Loss before tax		(132,396,503)	(99,826,263)	(75,653,470)
Non-cash adjustments to reconcile loss before tax to net cash flows / used in operations:
Share-based payment expense	5	16,208,533	10,663,226	11,349,200
Depreciation expense	8 & 9	269,562	257,551	152,941
Net foreign exchange (gain) loss		(7,329,038)	2,794,435	(11,100,392)
Finance (income) costs		(5,422,550)	(204,019)	39,254
Changes in working capital:
(Increase) decrease in receivables		(34,316)	(41,051)	317,612
(Increase) decrease in other current assets		(136,354)	(953,861)	(2,511,076)
Increase (decrease) in trade and other payables		1,653,175	(4,171,990)	3,905,486
Increase (decrease) in accrued liabilities		4,407,453	(695,753)	6,664,878
Income taxes paid		(2,767,247)	(1,108,410)	(182,824)
Received (paid) interest		5,417,094	237,042	(144,243)
Net cash flows used in operating activities		(120,130,191)	(93,049,093)	(67,162,634)
Investing activities
Purchase of property, plant and equipment	8	(538,086)	(89,984)	(124,296)
Net cash flows used in investing activities		(538,086)	(89,984)	(124,296)
Financing activities
Proceeds from issue of shares and pre-funded warrants	13	2,244,212	342,911,317	9,609,865
Transaction costs		592,000	(17,297,810)	(839,970)
Payment of principal portion of lease liabilities		(159,657)	(220,507)	(119,527)
Net cash flows provided by financing activities		2,676,555	325,393,000	8,650,368
Net (decrease) increase in cash and cash equivalents		(117,991,722)	232,253,923	(58,636,562)
Cash and cash equivalents at the beginning of the year		391,231,637	161,837,429	209,353,132
Effect of exchange rate changes		7,488,122	(2,859,715)	11,120,859
Cash and cash equivalents at the end of the year	12	280,728,037	391,231,637	161,837,429

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.

1.1 Corporate information

The consolidated financial statements of Pharvaris N.V. (the "Company" or "Pharvaris") and its subsidiaries (collectively, "The Group") for the year ended December 31, 2024 were authorized for issue in accordance with a resolution of the directors on April 7, 2025.

Pharvaris N.V. was incorporated on September 30, 2015 and is based in Leiden, the Netherlands. The Company’s registered office is located at Emmy Noetherweg 2, Leiden. The Company has been registered at the Chamber of Commerce under file number 64239411.

Pharvaris is a late-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases.

1.2 Group information

Subsidiaries

The consolidated financial statements of the Group include:

			% of equity interest
Name	Legal seat	Country of incorporation	2024	2023
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%

Pharvaris, Inc. and Pharvaris GmbH were incorporated on January 31, 2020 and March 27, 2020 respectively. Pharvaris, Inc. acts as a service provider to the principal Company of the Group. Pharvaris GmbH is the principal Company of the Group starting April 1, 2020. The principal Company owns the Group’s intellectual property and makes the major operating decisions.

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

2.4 Segment reporting

Operating segments are identified based on whether the allocation of resources and/ or the assessment of performance of a particular component of Group’s activities are regularly reviewed as a separate operating segment by the Executive Committee, or CODM. By these criteria, the activities of Pharvaris are considered to be one segment which comprises the discovery, development and commercialization of oral bradykinin B2 receptor antagonists and the segmental analysis is the same as the analysis for Pharvaris as a whole. The CODM reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance.

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

For the year ended December 31, 2024, the Group had the following financial assets to be measured at amortized cost:

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

When the Group revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to be made over the revised term, which are discounted using an updated discount rate.

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

Service vesting condition and non-market performance vesting conditions are included in the assumptions about the number of equity instruments that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. The Group recognizes the impact of the revision to previous estimates, if any, in the consolidated statements of loss and comprehensive loss, with a corresponding adjustment to equity. The tax effect of issued restricted stock units is debited to accumulated losses when net settlement is used in order to satisfy the Company’s tax withholding obligations.

2.16 Expenses

Research and development expenses

Research activities undertaken with the prospect of gaining new scientific knowledge and understanding are expensed as incurred. Development expenses are capitalized only if the cost involved can be measured reliably, the product or process under development is technically feasible, future economic benefits are probable and the Group has the intention and resources to complete development and use or sell it. Due to the regulatory environment and other types of uncertainty, management has determined that the criteria for capitalizing development costs to intangible assets, as set out in IAS 38, have not been met and therefore the Group has not capitalized any development expenses in 2024 or 2023. See Note 3 for information relating to research and development expenses incurred in the reporting period.

At each balance sheet date, the Group estimates the level of services performed by the vendors and the associated cost incurred for the services performed.

General and administrative expenses

Expenses are recognized in the Group’s consolidated statements of loss and comprehensive loss as expenses when incurred.

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

2.17 New and amended standards and interpretations

Non-current Liabilities with Covenants (Amendments to IAS 1)

On October 31, 2022, the IASB issued amendments to IAS 1 - Non-current Liabilities with Covenants. The amendment clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendment is effective for reporting periods beginning on or after January 1, 2024. The amendments do not have a material impact on the Group.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

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

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

These amendments clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

The amendment is effective for reporting periods beginning on or after January 1, 2027. The amendments are not expected to have a material impact on the Group.

IFRS 18, Presentation and Disclosure in Financial Statements

This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The amendment is effective for reporting periods beginning on or after January 1, 2027. The amendments are being assessed by the Group.

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

3. Research and development expenses

	2024	2023	2022
	€	€	€
Clinical expenses	(55,867,694)	(30,690,293)	(27,653,658)
Personnel expenses (Note 5)	(27,767,184)	(19,132,307)	(13,334,350)
Manufacturing costs	(9,434,537)	(6,500,986)	(11,181,355)
Nonclinical expenses	(3,324,513)	(8,977,187)	(4,853,822)
License costs	(1,592,687)	—	—
Intellectual Property costs	(576,914)	(274,257)	(352,389)
	(98,563,529)	(65,575,030)	(57,375,574)

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

Nonclinical expenses include costs of our outsourced discovery, preclinical and nonclinical development studies.

Licensing costs consists of milestone payment reflecting the start of the Phase III study.

4. General and administrative expenses

	2024	2023	2022
	€	€	€
Personnel expenses (Note 5)	(18,883,708)	(13,314,359)	(13,484,996)
Professional fees	(7,757,750)	(4,689,462)	(3,972,771)
Facilities, communication and office expenses	(6,509,691)	(6,031,513)	(6,443,709)
Accounting, tax and auditing fees	(4,017,669)	(2,029,554)	(1,652,995)
Travel expenses	(2,129,631)	(1,797,588)	(1,105,961)
Consulting fees	(858,843)	(602,110)	(898,435)
Other expenses	(6,967,346)	(2,874,004)	(1,780,167)
	(47,124,638)	(31,338,590)	(29,339,034)

In 2022 and 2021 the Group entered into a number of short-term rental arrangements, the expenses are included in "Other expenses".

For the year ended December 31, 2024, depreciation expense of €0.1 million (2023: €0.06 million; 2022: €0.04 million), which relate to property, plant and equipment and leases, is included in the 'Other expenses' line.

5. Personnel expenses

	2024	2023	2022
	€	€	€
Wages and salaries	(25,805,171)	(18,746,645)	(13,408,411)
Pension charges	(1,572,233)	(1,156,028)	(803,460)
Other social security charges	(3,064,955)	(1,880,767)	(1,258,275)
Share-based payments	(16,208,533)	(10,663,226)	(11,349,200)
	(46,650,892)	(32,446,666)	(26,819,346)

The number of staff (in FTEs) employed by the Group at December 31, 2024 was 108 (2023: 82, 2022: 65).

6. Finance income / (expense)

	2024	2023	2022
	€	€	€
Foreign exchange differences	7,869,114	(3,116,662)	11,100,392
Interest income (expense)	5,469,464	224,494	(16,105)
Other finance expenses	(46,914)	(20,475)	(23,149)
	13,291,664	(2,912,643)	11,061,138

The Group reports financial results in Euros. Since bank balances are in Euros, U.S. Dollars and Swiss Francs, changes in the conversion rates of the Dollars and Swiss Francs versus the Euro result in either income or expense over time. Interest income relates to earnings on cash deposits.

7. Income taxes

	2024	2023	2022
	€	€	€
Current income tax expense	(1,033,115)	(473,623)	(757,413)
Deferred tax (charge) benefit	(791,909)	(575,182)	78,326
Income tax benefit / (expense)	(1,825,024)	(1,048,805)	(679,087)

The current tax expenses for the years ended December 31, 2024, 2023 and 2022 relates to the Company's U.S. and Dutch subsidiaries as the result of a cost-plus agreement between the U.S. and Dutch entities and the Group's principal entity in Switzerland resulting in a taxable profit in the U.S. and the Netherlands. For the year ended December 31, 2024, a tax benefit of €0.9 million is additionally directly recognized in equity (2023: €0.7 million; 2022: €0.3 million).

Reconciliation of income tax benefit / (expense) at statutory tax rate and the income tax benefit / (expense) as reported in the consolidated statement of profit or loss and other comprehensive income is as follows:

	2024	2023	2022
	€	€	€
Loss before income tax	(132,396,503)	(99,826,263)	(75,653,470)
Income tax at statutory income tax rate in the Netherlands (2024, 2023 and 2022: 25.8%)	34,158,298	25,755,176	19,518,595
Effect of tax rates in other countries	(17,611,881)	(14,334,369)	(10,823,383)
Recognition (derecognition) of previously unrecognized (recognized) deferred tax assets	762,594	(58,506)	(554,853)
Current period losses for which no deferred tax asset has been recognized	(17,950,456)	(14,771,877)	(9,184,919)
Nondeductible expenses	(1,085,015)	(458,482)	383,153
Prior period adjustments	(98,564)	2,819,253	(17,680)
Income tax benefit / (expense)	(1,825,024)	(1,048,805)	(679,087)

The effective tax rate for 2024 is (1.4)% (2023: (1.1)%; 2022: (0.9)%).

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

Following discussions with the Dutch tax authorities in November 2022, the Company concluded that foreign exchange results should be allocated to the principal Company in Switzerland. As a result, the current losses for Switzerland are partly offset by the allocated foreign exchange results. The Company did not recognize the tax benefit of the losses incurred in previous years for Switzerland.

The Group has tax loss carry-forwards as of December 31, 2024 of approximately €449.8 million (2023: €325.0 million; 2022: €182.3 million), that are available for offsetting against future taxable profits of the Companies in which the losses arose. A new Dutch tax law came into effect on January 1, 2022. Under the new tax law, profits in a given year can be offset against tax loss carry forwards for an unlimited period of time. The amount of the offset will be limited to 50% of taxable income (in excess of €1.0 million). Under Swiss law, losses can be offset against future income or capital gains for seven years.

Tax loss carry-forwards incurred in current and prior years will expire as follows:

	Switzerland	Netherlands	Tax losses
Year	€ million	€ million	€ million
2028	102,287,656	—	102,287,656
2029	86,332,435	—	86,332,435
2030	234,646,383	—	234,646,383
Unlimited	—	26,531,641	26,531,641
Total carry-forward losses	423,266,474	26,531,641	449,798,115

Deferred taxes

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses and deductible temporary differences can be utilized. Deductible temporary tax differences for which a deferred tax asset of €0.6 million was recognized relate to the personnel bonuses accrual and are expected to revert within 12 months post balance sheet date.

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

Movements in deferred tax balances

	R&D	Fixed	Non-current provisions
	expenses	assets	and liabilities	Total
Deferred tax assets	€	€	€	€
At January 1, 2024	1,754,773	—	400,200	2,154,973
(Charged)/credited
- Profit or (loss)	146,740	—	193,381	340,121
- Currency translation differences	—	—	33,257	33,257
At December 31, 2024	1,901,513	—	626,838	2,528,351
Deferred tax liability
At January 1, 2024	—	(12,671)	(1,754,773)	(1,767,444)
(Charged)/credited
- Profit or (loss)	—	(133,628)	(146,740)	(280,368)
- Currency translation differences	—	(6,192)	—	(6,192)
At December 31, 2024	—	(152,491)	(1,901,513)	(2,054,004)
Net deferred tax assets at December 31, 2024				474,347

	R&D	Fixed	Non-current provisions
	expenses	assets	and liabilities	Total
Deferred tax assets	€	€	€	€
At January 1, 2023	1,792,382	—	301,852	2,094,234
(Charged)/credited
- Profit or (loss)	(37,609)	—	111,064	73,455
- Currency translation differences	—	—	(12,716)	(12,716)
At December 31, 2023	1,754,773	—	400,200	2,154,973
Deferred tax liability
At January 1, 2023	—	(42,048)	(1,792,383)	(1,834,431)
(Charged)/credited
- Profit or (loss)	—	28,489	37,610	66,099
- Currency translation differences	—	888	—	888
At December 31, 2023	—	(12,671)	(1,754,773)	(1,767,444)
Net deferred tax assets at December 31, 2023				387,529

The total unrecognized deferred tax assets from temporary differences amounts to €10.4 million for the year ended December 31, 2024, 2023: €11.0 million, 2022: €8.7 million).

8. Property, plant and equipment

	Notes	2024	2023
Net book value		€	€
As of January 1,		223,678	193,474
Additions		538,085	90,051
Depreciation expenses	4	(94,763)	(59,847)
As of December 31,		667,000	223,678

		2024	2023
Cumulative depreciation		€	€
As of January 1,		(125,373)	(65,526)
Depreciation		(94,763)	(59,847)
As of December 31,		(220,136)	(125,373)

		2024	2023
Cumulative Costs		€	€
As of January 1,		349,051	259,000
Additions		538,085	90,051
As of December 31,		887,136	349,051

During 2024, the Group acquired assets with a cost of €0.5 million (2023: €0.09 million; 2022: €0.1 million). The investments in property, plant and equipment, relate to equipment, tools and installations.

9. Leases

The following table provides information about the Group’s right of use assets:

	2024	2023
	€	€
As of January 1,	231,893	432,965
Additions / (Disposals)	756,748	(3,302)
Depreciation charges	(174,799)	(197,770)
As of December 31,	813,842	231,893

The following table provides information about the Group’s lease liabilities at December 31, 2024:

	2024	2023
	€	€
Office leases	(861,470)	(238,905)
Total lease liability	(861,470)	(238,905)
Current Portion	(222,427)	(195,341)
Non-current Portion	(639,043)	(43,564)

The following table provides information about the maturities of the Company’s lease liabilities at December 31, 2024:

Years ending December 31,	€
Less than 1 year	354,902
1-5 Years	1,006,729
Total lease payments	1,361,631
Less: imputed interest	500,161
Total lease liabilities	861,470
Current lease liabilities	222,427
Long-term lease liabilities	639,043

Office leases consists of (i) a lease that was entered into on December 1, 2022 with an expiration date of November 30, 2025 for offices in Leiden, the Netherlands. The lease has a lease term of three years, and (ii) a new lease agreement entered into on October 16, 2024 with an expiration date of December 31, 2029, for office space in Lexington, Cranberry One Suite 400, United States of America, or the U.S. The lease has a lease term of five years.

On June 30, 2024 a lease related to office space in Lexington, Cranberry One Suite 300, expired.

The average incremental borrowing rate applied to the lease liability related to the Leiden lease was 7.77% during the twelve months ended December 31, 2024 and 2023.

The average incremental borrowing rate applied to the lease liability related to the U.S. lease was 6.39% for the year ended December 31, 2024.

Depreciation expense of €0.2 million, €0.2 million and €0.1 million for the for the years ended December 31, 2024, 2023 and 2022, was incurred and is reflected in general and administrative expenses as determined by the underlying activities.

The total expense related to short-term and low-value leases in 2024 was €0.4 million, (2023: €0.2 million, 2022: €0.3 million) and is included in facility, communication, and office expenses

Cash outflows related to leases during the years ended December 31, 2024, 2023 and 2022 were €0.2 million, €0.2 million and €0.1 million, respectively.

10. Receivables

	2024	2023
	€	€
Current tax receivable	2,486,680	615,538
VAT receivables	457,834	423,486
	2,944,514	1,039,024

11. Other current assets

	2024	2023
	€	€
Prepayments	5,747,025	4,959,889
Other assets	—	620,815
	5,747,025	5,580,704

Prepayments mainly relate to prepaid insurance, prepaid research and development expenses and rent.

Other assets per December 31, 2024 mainly consist of deferred transaction costs related to Group’s in-process equity financing (refer to note 13). The Company defers the transaction costs related to any in-process financing. Upon recognition of the equity instruments, the related transaction costs are deducted from share premium.

12. Cash and cash equivalents

	2024	2023
	€	€
Cash and cash equivalents	280,728,037	391,231,637
	280,728,037	391,231,637

The Cash and cash equivalents consist of bank balances and are not subject to any restriction. Of the cash on hand, €0.1 million relates to guarantees.

13. Equity

On December 31, 2024, the Company’s authorized share capital amounted to € 14.1 million divided into 117,500,000 ordinary shares, each with a nominal value of (€0.12). (2023 and 2022: authorized share capital amounted to € 14.1 million divided into 58,750,000 ordinary shares and 58,750,000 preferred shares, each with a nominal value of (€0.12).

As of December 31, 2024, the total number of issued and fully paid shares was 54,379,491 (2023: 52,290,212; 2022: 33,816,459).

As of December 31, 2024, the issued share capital totaled €6.5 million (2023: €6.3 million; 2022: €4.1 million).

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

In March 2024, the Company received a partial reimbursement for certain of its expenses in connection with the December 2023 offering which have been accounted for in the share premium.

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

	2024	2023
	Number of shares	Number of shares
Ordinary shares	54,379,491	52,290,212
	54,379,491	52,290,212

No dividend was distributed in 2024, 2023 or 2022.

The following describes the nature and purpose of each reserve within equity:

Share premium

The amount subscribed for share capital in excess of nominal value.

Other reserves

Other reserves consist of share-based payments reserve, which is used to recognize the grant date fair value of options and RSUs issued to employees and consultants over the vesting period.

14. Trade and other payables

	2024	2023
	€	€
Trade payables	4,562,900	2,909,725
	4,562,900	2,909,725

15. Financial assets and liabilities fair value

Fair values of cash, receivables, and current liabilities approximate their carrying amounts due to the short-term maturities of these instruments.

16. Accrued liabilities

	2024	2023
	€	€
Consulting, professional and audit liability	729,162	351,064
Clinical accrued liabilities	5,221,572	1,832,590
Manufacturing accrued liabilities	1,767,291	2,079,900
Nonclinical accrued liabilities	445,238	493,907
Personnel related accruals	7,827,392	5,892,087
Other accrued liabilities	1,597,752	417,962
	17,588,407	11,067,510

17. Financial risk management

The Group’s principal financial instruments consist of cash and cash equivalents and trade and other trade payables. The financial instruments represent the Group’s working capital to serve the Group’s day-to-day operations.

The Group is exposed to market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group’s management manages each risk as discussed below.

Market risk

Currency risk

The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar and Swiss Franc. The Company received the proceeds from financings in U.S. dollars. The Company seeks to minimize exchange rate risk in cash positions by taking into considerations market conditions and keeping currencies in which it expects to incur the majority of its near future expenses and make related payments from those positions.

For the year ended December 31, 2024, the Group recognized a foreign exchange gain of €7.9 million.(2023: foreign exchange loss of €3.1 million; 2022: foreign exchange gain of €11.1 million). The foreign exchange gain was primarily related to the U.S. dollar cash holding of the Company's subsidiary and the associated strengthening of the U.S. dollar compared to euro during the year.

At December 31, 2024, 2023 and 2022, if the U.S. dollar had weakened / strengthened by 10% against the euro with all other variables held constant, the cash balance would have been €13.5 million, €18.8 million and €6.8 million higher / lower, respectively.

At December 31, 2024, 2023 and 2022, if the CHF had weakened / strengthened by 10% against the euro with all other variables held constant, the cash balance would have been €5.4 million, €7.1 million and €2.0 million higher / lower, respectively.

The Group keeps an amount of $139.8 million, €92.4 million and CHF50.6 million in its bank accounts as of December 31, 2024 (2023: $208.2 million, €131.8 million and CHF65.8 million).

Interest risk

The Group has no borrowings and is therefore not exposed to changes in the interest rates on loans and borrowings. The Group has €280.7 million of cash on the balance sheet at December 31, 2024. The Group is implementing its treasury strategy to monitor the impact of changes in interest rates.

Credit risk

Credit risk arises from cash and other financial assets, including deposits with banks and financial institutions. Cash deposits and investments are placed only with accredited financial institutions. Credit risk is further limited by investing only in liquid instruments. The Group’s maximum exposure to credit risk for the components of the statements of financial position on December 31, 2024 and 2023 are the carrying amounts as illustrated in Note 12. There are no financial assets past due date or impaired.

Concentration of Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash. Cash deposits are placed only with reputable financial institutions with a credit rating of not less than A-(Standard & Poor’s). Credit risk is further limited by investing only in liquid instruments. As of December 31, 2024, cash consists of cash deposited with four financial institutions and account balances may exceed insured limits.

Liquidity risk

Liquidity risk is the risk that the Group might encounter difficulties in meeting the obligations associated with its financial liabilities, which are normally settled by delivering cash. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due.

As of December 31, 2024, the Company has cash and cash equivalents of €280.7 million.

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

The below table summarizes the maturity profile of the Group’s accrued liabilities based on contractual undiscounted payments:

	Less than 12 months	1 to 5 years	Total
December 31, 2024	€	€	€
Trade and other payables	4,562,900	—	4,562,900
Accrued liabilities	17,588,407	—	17,588,407
Lease Liabilities	354,902	1,006,729	1,361,631
	Less than 12 months	1 to 5 years	Total
December 31, 2023	€	€	€
Trade and other payables	2,909,725	—	2,909,725
Accrued liabilities	11,067,510	—	11,067,510
Lease Liabilities	158,458	96,250	254,708

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

On April 11, 2024, a total of 70,000 stock options were granted to members of the Board of Directors with an exercise price of $22.31 per share with a final exercise date of April 11, 2034, unless forfeited or exercised on an earlier date. 100% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, subject to the option holder’s continuous service.

On April 11, 2024, a total of 485,000 stock options were granted to members of key management with an exercise price of $22.31 per share with a final exercise date of April 11, 2034, unless forfeited or exercised on an earlier date. 25% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of Shares subject to the option shall vest on each subsequent monthly anniversary of the vesting commencement date, subject to the option holder’s continuous service through each applicable vesting date.

On April 15, 2024 a total of 230,000 stock options were granted to a member of key management with an exercise price of $20.15 per share with a final exercise date of April 15, 2034, unless forfeited or exercised on an earlier date. 25% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of shares subject to the option shall vest on each subsequent monthly anniversary of the vesting commencement date, subject to the option holder’s continuous service through each applicable vesting date.

On August 1, 2024 a total of 75,000 stock options were granted to a member of key management with an exercise price of $15.94 per share with a final exercise date of August 1, 2034, unless forfeited or exercised on an earlier date. 25% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of shares subject to the option shall vest on each subsequent monthly anniversary of the vesting commencement date, subject to the option holder’s continuous service through each applicable vesting date.

The share-based payment expenses are recognized over the service period in the consolidated statements of loss and comprehensive loss. The share-based payment expense recorded for the years ended December 31, 2024, 2023 and 2022 that related to Options, amounted to €10.5 million, 6.2 million and €7.6 million, respectively.

The following table illustrates the number and weighted average exercise prices of, and movements in, stock options during the year:

		Weighted		Weighted		Weighted
		average		average		average
	2024	exercise price	2023	exercise price	2022	exercise price
	Number stock options	€	Number stock options	€	Number stock options	€
Outstanding January 1,	3,830,652	9.46	3,181,538	9.69	2,470,295	9.18
Granted	860,000	19.79	936,000	6.53	742,500	16.12
Exercised	(514,356)	3.41	(241,825)	1.45	(31,257)	2.38
Forfeited	(307,108)	14.79	(45,061)	8.90	—	—
Outstanding December 31,	3,869,188	12.36	3,830,652	9.46	3,181,538	9.69

Out of the total outstanding stock options at December 31, 2024, 2,416,042 stock options were exercisable (2023: 1,919,721, 2022: 1,585,404). The options outstanding at December 31, 2024 had an exercise price in the range of €0.01 to €23.10 (2023: €0.01 to €16.88; 2022: €0.01 to €16.78) and a weighted-average remaining contractual life of 6.1 years (2023: 6.4 years, 2022: 7.5 years).

A total of 514,356 share options were exercised during the period ended December 31, 2024, (2023: 241,825; 2022: 31,257) and had a weighted-average share price of €19.34 (2023: €20.08; 2022: €11.74) at the date of exercise.

Restricted Award Agreements

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

In 2024 the Company granted a total of 455,799 RSUs to employees with a final vesting date four years later unless forfeited on an earlier date. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates. The fair value of the RSUs granted after the IPO is determined based on the closing share price on the grant date. The weighted-average grant date fair value of the RSUs granted in 2024 amounted to €19.49.

In 2024 the Company granted 249,650 RSUs to existing and newly joining key Management. The RSUs shall vest over a four-year period, with 25% of the aggregate number of RSUs vesting on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of RSUs vesting on each subsequent monthly anniversary of the vesting commencement date, subject to continuous service through each applicable vesting date. The weighted-average grant date fair value of the RSUs granted in 2024 amounted to €19.75.

In 2024 the Company granted 23,335 RSUs to members of the Board of Directors. The RSUs shall vest on the 12-month anniversary of the vesting start date. The weighted-average grant date fair value of the RSUs granted in 2024 amounted to €20.80.

The share-based payment expense recorded for the years ended December 31, 2024, 2023 and 2022 that related to RSUs, amounted to €5.7 million, €4.5 million and €3.8 million, respectively.

The following table illustrates the number of and movements in unvested RSUs during the year:

	2024	2023	2022
	Number RSUs	Number RSUs	Number RSUs
Outstanding January 1,	1,033,814	795,694	259,714
Granted	728,784	528,004	681,588
Vested and settled	(294,238)	(209,671)	(65,846)
Forfeited	(195,570)	(80,213)	(79,762)
Outstanding December 31,	1,272,790	1,033,814	795,694

Fair Value Measurement of the Stock Options

The input used in the measurement of the fair value per option at each grant/measurements date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	August 1,	April 15,	April 11,	April 11,	November 15,	April 6,	June 1,	April 1,
	2024	2024	2024	2024	2023	2023	2022	2022

Number of options	75,000	230,000	70,000	485,000	90,000	846,000	120,000	552,500
Fair value of the options (€)	€11.65	€15.41	€16.83	€16.90	€12.27	€5.92	€11.89	€11.50
Fair value of the ordinary shares (€)	€14.43	€18.97	€20.80	€20.80	€15.12	€7.36	€16.88	€16.42
Exercise price (€)	€14.43	€18.97	€20.80	€20.80	€15.12	€7.36	€16.88	€16.42
Expected volatility (%)	100%	100%	105%	100%	100%	100%	80%	80%
Expected life (years)	6.1	6.1	5.5	6.1	6.1	6.1	6.1	6.1
Risk-free interest rate (%)	4.0%	4.7%	4.7%	4.7%	4.6%	3.6%	3.0%	2.6%
Expected dividend yield	—	—	—	—	-	-	-	-

Expected volatility in 2023 and 2024, was based on the volatility of the Company and comparable peer group companies, while in prior periods expected volatility was based on an evaluation of the historical volatilities of comparable listed biotech-companies only. The expected life is based on Management’s best estimate of when the options will be exercised. The risk-free interest rate is based on the yield on US Government bonds depending on whether the exercise price is in euros or in US dollars. The expected dividend yield is zero considering the stage of the Company.

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

Unvested RSU's and outstanding options are not included in the calculation of diluted earnings per share because they are antidilutive in 2024, 2023 and 2022.

Basic and diluted loss per share

Basic and diluted loss per share

	Year Ended December 31,
	2024	2023	2022
	€	€	€
Net Loss	(134,221,527)	(100,875,068)	(76,332,557)
Weighted average number of ordinary shares outstanding	54,020,549	38,391,654	33,585,976
Basic and diluted loss per share	(2.48)	(2.63)	(2.27)

20. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

Charité Research Organisation GmbH (Charité CRO)

Dr. Knolle, who served as Chief Scientific Officer and Chief Operating Officer since the Company's inception up to September 30, 2023, was a member of the board of Charité Research Organisation GmbH, or Charité CRO until February 28, 2022. The Company has entered into a service contract with Charité CRO according to which Charité CRO provides services supporting research for the Company. In fiscal years 2023 and 2022, payments to Charité CRO with respect to this service contract amounted to €0.5 million and €0.4 million, respectively.

Key management personnel compensation

	2024	2023	2022
	€	€	€
Short term employee benefits	5,291,290	4,467,603	3,461,860
Post employee benefits	263,873	189,996	148,678
Share-based payments	9,012,222	6,252,492	6,524,726
Total	14,567,385	10,910,091	10,135,264

At 31 December 2024, 2023 and 2022, no short-term employee benefits have been capitalized.

The Group engages a management entity for the purpose of providing key management services and/or strategic advisory services to the Company. This management entity is considered a related party, as it provides key management advisory services and exercises key management functions. The aggregate amount of expense recognized in the consolidated statements of loss and comprehensive loss related to this related party for the 2024, 2023 and 2022 fiscal years were €0.8 million, €0.6 million and €0.6 million, respectively.

During 2023 and 2022, Dr. Jochen Knolle received €0.5 million and €0.6 million under his consulting agreement with the Company, while serving as the Company’s Chief Scientific Officer (“CSO”). In late 2023, he relinquished the CSO title but remains a consultant.

At December 31, 2024, 2023 and 2022, the aggregate amounts payable to key management personnel were €1.5 million, €1.4 million and €1.2 million, respectively.

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

The Group's contractual obligations and commitments as of December 31, 2024 amounted to €109.9 million, (December 31, 2023: €49 million) primarily related to research and development activities.

On March 31, 2016, the Company entered into a license agreement (the “BRAIN License”) and a research agreement with BRAIN (as successor in interest to AnalytiCon) to collaborate for the development of an orally available bradykinin B2 receptor antagonist. Pursuant to the BRAIN License, the Company acquired a worldwide, exclusive license from BRAIN to use (i) a certain proprietary substance class of bradykinin B2 receptor antagonists with the potential of oral activity (“OB2RA”) and (ii) any derivatives, improvements, analogs, isomers, metabolites, or conjugates therefrom (together “OB2RA Class”), in each case, for the purpose of developing, manufacturing and marketing compounds on a global basis from the OB2RA Class for the treatment of, among others, hereditary angioedema. Certain rights associated with deucrictibant, IR and XR are subject to the BRAIN License.

Under the BRAIN License, up to €9.0 million in aggregate potential milestone payments remain outstanding. In addition, the Company will be required to pay BRAIN low to medium single-digit tiered royalties on direct or indirect net sales of licensed products. The royalties that the Company is required to pay BRAIN under this agreement may be reduced on a country-by-country and product-by-product basis if sales of a generic version of a product account for 1% or more of the relevant market.

22. Contingent liabilities and contingent assets

Other than milestones and royalties discussed in Note 21 above, the Group had no contingent liabilities and no contingent assets at December 31, 2024 and 2023.

22. Events after the reporting period

The Company has evaluated subsequent events through April 7, 2025, which is the date the consolidated financial statements were authorized for issuance, and did not identify any significant event after the reporting period that needs to be disclosed.

Signatories to the financial statements

Leiden, April 7, 2025

Pharvaris N.V.
Board of directors

/s/ D. Meeker	/s/ R. Glassman
D. Meeker	R. Glassman

/s/ E. Björk	/s/ B.A.E. Modig
E. Björk	B.A.E. Modig

/s/ V. Monges	/s/ J.G.C.P. Schikan
V. Monges	J.G.C.P. Schikan