Form 20-F
period 2025-12-31
Pharvaris N.V.
filed 2026-04-02
CIK 1830487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

acc

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

The number of outstanding common shares as of December 31, 2025 was 65,210,590.

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
•
the expected timing, progress, or success of our product candidates, especially for XR (extended-release deucrictibant tablets), which is in late-stage global clinical trials;
•
our ability to replicate the efficacy and safety demonstrated in the CHAPTER-1 study in ongoing and future nonclinical studies and clinical trials;
•
risks arising from epidemic diseases which may adversely impact our business, nonclinical studies and clinical trials, the outcome and timing of regulatory approvals and the value of our ordinary shares;
•
the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates IR (immediate-release deucrictibant capsules) and XR or any other product candidate that we may develop in the future;
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
•
our expectations regarding the time during which we will be a foreign private issuer; and
•
changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the conflict between Russia and Ukraine and the conflict in the Middle East.

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
•
Our business and operations may be adversely affected by a variety of events outside our control, including, but not limited to, outbreaks of infectious diseases and geopolitical instability such as the conflict between Russia and Ukraine and the conflict in the Middle East.
•
We are heavily dependent on the success of our product candidates deucrictibant immediate-release (IR) capsule and deucrictibant extended-release (XR) tablet, which are in late-stage development. We have released topline data demonstrating the efficacy and safety of deucrictibant for the on-demand treatment of HAE attacks (RAPIDe-1, RAPIDe-2, RAPIDe-3) and proof-of-concept and safety data for the prophylactic treatment of HAE attacks (CHAPTER-1). Ongoing clinical studies include the open-label extension study of deucrictibant for the on-demand treatment of HAE attacks (RAPIDe-2), the pivotal Phase 3 of study of deucrictibant for the prophylactic treatment of HAE attacks (CHAPTER-3) and the open-label extension study of deucrictibant for the prophylactic treatment of HAE attacks (CHAPTER-4). We cannot give any assurance that these product candidates, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval, be commercialized, or be differentiated in the market. If we are unable to successfully commercialize our product candidates, or experience significant delays in doing so, our business, financial condition, results of operations and prospects would be materially adversely affected.
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

We are a late-stage clinical biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. Since inception, we have incurred significant operating losses and have generated no revenues as we focused on our discovery efforts and developing our product candidates. We expect that it will be several years, if ever, before we have a product candidate ready for commercialization. To date, we have financed our operations primarily through sales of equity. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

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

Our consolidated financial statements are presented in euros. We mainly operate via our Dutch and Swiss entities, but we also conduct business in the United States and the United Kingdom. Therefore, we have expenses denominated in U.S. dollars, Swiss Francs and British pound sterling in connection with, among other things, our sponsored clinical trials, purchase of drug product for our clinical trials, process development and the prosecution and maintenance of our intellectual property portfolio. As a result, our business and share price may be affected by fluctuations between the euro and the U.S. dollar, the euro and the Swiss franc, which may have a significant impact on our reported results of operations and cash flows from period to period.

If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and as a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Section 404 of the Sarbanes-Oxley Act requires management of public companies to develop and implement internal control over financial reporting and to evaluate the effectiveness thereof. If we identify one or more material weaknesses in our internal control over financial reporting, we will not be able to assert that our internal controls and procedures are effective. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our annual financial statements through December 31, 2023, we identified material weaknesses in the design of our internal control over financial reporting, which our management concluded to have been remediated as of December 31, 2024.

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

Our management is required to assess the effectiveness of our internal control over financial reporting on an annual basis pursuant to SOX 404(a). Additionally, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to SOX 404(b). The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. Investors may lose confidence in the accuracy and completeness of our financial reports, which could cause the market price of our ordinary shares to decline and also restrict our future access to the capital markets.

We could also be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

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

On December 15, 2022, the Council of the European Union formally adopted the EU Pillar II Directive. The EU Pillar II Directive aims at consistently implementing among all 27 member states the GloBE Rules. EU Member States had Income Taxes to transpose the EU Pillar II Directive into their national laws and will have to apply the Pillar II measures in respect of the fiscal years beginning on or after

December 31, 2023. The Netherlands has transposed the EU Pillar II Directive into its national legislation with effect from December 31, 2023, pursuant to the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024).

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

Risks Related to the Development and Clinical Testing of Our Product Candidates

We have experienced, and may continue to experience, setbacks in our clinical trials, including as a result of the clinical holds which were lifted in June 2023 and January 2024. We have released topline data demonstrating the efficacy and safety of deucrictibant for the on-demand treatment of HAE attacks (RAPIDe-1, RAPIDe-2, RAPIDe-3) and proof-of-concept and safety data for the prophylactic treatment of HAE attacks (CHAPTER-1). We have designed and advanced our future clinical development program based on these results as well as modelling of our results from those trials with additional in vitro and in vivo data and comparisons to published results for other currently available products from different trials. We may not be able to replicate these results or analyses in future clinical trials that assess the endpoints required to obtain regulatory approval or we may have inconclusive or negative results. Any setbacks in our clinical development programs could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Even once clinical trials are successful, before granting approval to any product candidate, regulatory authorities can request additional clinical trials, including with larger patient numbers, find deficiencies in the manufacturing processes or facilities upon which we rely and change their approval policies or regulations or their prior guidance to us during clinical development in a manner that renders our clinical data insufficient for approval. We have, and may continue to experience numerous setbacks during, or as a result of, the clinical trial process that could delay or prevent the commencement, conduct and completion of clinical trials or the commercialization of our current and any future programs, such as:

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

We are heavily dependent on the success of our product candidates deucrictibant immediate-release (IR) capsule and deucrictibant extended-release (XR) tablet, which are in late-stage development. We have released topline data demonstrating the efficacy and safety of deucrictibant for the on-demand treatment of HAE attacks (RAPIDe-1, RAPIDe-2, RAPIDe-3) and proof-of-concept and safety data for the prophylactic treatment of HAE attacks (CHAPTER-1). Ongoing clinical studies include the open-label extension study of deucrictibant for the on-demand treatment of HAE attacks (RAPIDe-2), the pivotal Phase 3 of study of deucrictibant for the prophylactic treatment of HAE attacks (CHAPTER-3) and the open-label extension study of deucrictibant for the prophylactic treatment of HAE attacks (CHAPTER-4). If we are unable to successfully commercialize our product candidates, or experience significant delays in doing so, our business, financial condition, results of operations and prospects would be materially adversely affected.

We do not have any drugs that have received regulatory approval and may never be able to develop marketable products. We expect that a substantial portion of our foreseeable efforts will be devoted to filing the NDA application in the U.S. in 2026 and development of our XR product candidate and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates. To date we have data from preclinical studies, Phase 1 clinical studies in healthy volunteers, and Phase 2 studies in people living with HAE of deucrictibant for both treatment and prophylaxis of HAE attacks, and a Phase 3 study in people living with HAE of deucrictibant for the treatment of HAE attacks. However, we have not conducted a head-to-head comparison of icatibant or any other drug candidate to deucrictibant in a clinical trial. We have compared the published data for icatibant to data from our Phase 1, Phase 2 and Phase 3 randomized clinical trials (RAPIDe-1 and RAPIDe-3), and Phase 2/3 long-term extension study (RAPIDe-2) of deucrictibant IR. Accordingly, the value of comparisons to icatibant in this Annual Report may be limited because they are not derived from a head-to-head trial, and they are from trials that were conducted under different protocols at different sites and at different times. Without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved. Future clinical trials may not confirm our analyses to date. The development of deucrictibant XR has been and will continue to be a time-consuming and costly process and may leave us with insufficient resources to advance other programs and product candidates. We cannot be certain that any deucrictibant-containing product candidate, including IR and XR, will receive regulatory approval or be successfully commercialized, even if we receive regulatory approval.

The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, advertising promotion, commercialization and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA in the United States, the European Union and the European Medicines Agency or EMA in Europe and regulatory authorities in other countries, with regulations differing from country to country. We will not be permitted to market our drug candidates in the United States or Europe until we receive approval of a New Drug Application, or NDA, from the FDA or a marketing authorization, or MA, from the European Commission (based on the positive opinion of the EMA), respectively. At the time of this Annual Report, we have not submitted any marketing authorization applications for any of our product candidates. NDAs and MAs must include extensive nonclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. The nonclinical and clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of drug development, including failure to demonstrate efficacy or safety; the occurrence of adverse events that are severe or medically or commercially unacceptable; our or our partners’ failure to comply with trial protocols, applicable regulatory requirements, and industry standards; or a determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or be approved in accordance with our development plans or at all. We cannot guarantee that any nonclinical studies and clinical trials will be conducted as planned or completed on schedule, if at all, or that the results of such trials will be sufficient to support regulatory approval for our product candidates. Failure to obtain regulatory approval for any of our product candidates IR and XR or any other product candidate in the United States, Europe or other jurisdictions will prevent us from commercializing and marketing these products in such jurisdictions.

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

Our business and operations, including ongoing and planned clinical trials, may be adversely affected by a variety of events outside our control, including pandemics, epidemics or outbreaks of infectious diseases, and geopolitical instability, such as the conflict between Russia and Ukraine and the conflict in the Middle East.

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

Moreover, unforeseen global events, such as the armed conflict between Russia and Ukraine and the conflict in the Middle East, could adversely impact our business and operations. The invasion of Ukraine and the conflict in the Middle East and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in regional conflicts and also adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our studies include a significant number of patients in Germany, Poland and Bulgaria, and we have a patient in Israel. A further escalation of the conflict in Ukraine and the Middle East may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Our ability to conduct clinical trials in these regions may also become restricted under applicable sanctions laws, which may require us to identify alternative trial sites. Any of the foregoing could impede the execution of our clinical development plans, which could materially harm our business.

Disruptions at the FDA, European Medicines Agency or EMA and other government agencies, including as a result of the new administration, funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

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

Our current strategy includes developing an extended-release formulation for the deucrictibant prophylactic indication (XR). To date, we have studied prospective extended-release formulation in clinical studies in healthy volunteers and in patients with acquired angioedema due to C1INH deficiency to assess the PK, safety and efficacy of the final extended-release formulation. In the ongoing HAE prophylactic clinical studies, we may not observe the desired PK, safety and efficacy profile with the XR formulation.

We have filed patent applications covering the specific formulation developed, as well as its use for the treatment of HAE, which have been allowed in certain countries. There can, however, be no assurance that such an extended-release formulation will be successfully developed in a timely manner, that adequate patent protection can be obtained or that any such formulation would provide us with a commercial advantage. If we are unable to develop this extended-release formulation on our own, we may need to in-license patented technology to do so. Many third parties have patents covering technologies and manufacturing processes needed to develop and make extended-release formulations and there can be no assurance that we would be able to obtain rights to such patents on attractive financial terms, if at all.

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

We have invested substantial time and resources in preclinical and nonclinical studies, clinical trials, manufacturing and the preparation and submission of various regulatory applications without any assurance that we will obtain regulatory approval or recoup our investment and may continue to do so. The FDA and other regulatory authorities exercise substantial discretion with respect to the development and approval of drug product candidates. The number, size and design of nonclinical studies and clinical trials that will be required for regulatory approval will vary depending on the program, the primary indication and the specific regulations and guidance documents applicable to any particular program. The FDA and other regulatory authorities can delay, limit or deny (i) clinical trial development (e.g., placing a clinical trial under clinical hold) and (ii) approval of a program for many reasons, including:

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

Further, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the ACA, enacted in 2010, has had a significant impact on the healthcare industry. The ACA increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage. Since its enactment there have been judicial, Presidential and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA. In addition, the Trump administration took several executive actions, including the issuance of several executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. An under-staffed FDA could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications within the established Prescription Drug User Fee Act time frames, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. In the coming years, legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates. As such, we cannot predict what effect the ACA or other healthcare reform initiatives that may be adopted in the future will have on our business.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. At the federal level, such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

The One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect sales of commercialized products.

The Trump administration is pursuing a two-fold strategy to reduce drug costs in the U.S. President Trump has threatened to impose significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the U.S. to the lowest price in a group of other countries (See Business Overview – U.S. Healthcare Reform for further discussion). In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. The Trump administration is also pursuing traditional regulatory pathways to impose drug pricing policies, and published two proposed regulations in December 2025, referred to as Globe and Guard. If finalized, these regulations would implement mandatory payment models under which manufacturers of eligible drugs would be required to pay rebates to the federal government on a portion of the units of their drugs that are reimbursed by Medicare, with the rebate amount based on most favored nation pricing. While the impact of the Globe and Guard proposed regulations, if finalized, cannot yet be determined, it is likely to be significant. Even regulatory proposals or executive actions that are ultimately deemed unlawful could negatively impact the U.S. pharmaceutical sector and our business. In addition, pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.

We expect that these healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we could receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize any future product candidates, if approved. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers, limit patient access, reduce prescribing or require additional discounts, any of which could materially adversely affect our ability to generate revenue, achieve or maintain profitability and successfully commercialize any future products.

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

Our activities rely heavily on sensitive and personal data and information, an area which is highly regulated by privacy laws. Our failure to comply with such laws or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base, member base and revenue. Further, if we are unable to generate or maintain access to essential patient samples or data for our research and development and manufacturing activities for our programs, our business could be materially adversely affected.

As a result of our clinical development, we will have access to sensitive data regarding the patients enrolled in our clinical trials, and our current and future product candidates will rely on the use of patient and donor data and material. This data will contain information that is personal in nature, and the maintenance of this data is subject to certain privacy-related laws, which impose administrative burdens, substantial costs and litigation risks upon us, such as the rules promulgated by the U.S. Department of Health and Human Services under the U.S. Health Insurance Portability and Accountability Act ("HIPAA"), and U.S. state privacy laws. These rules inter alia require that written authorizations from patients are obtained, and that policies, procedures and reasonable and appropriate security measures are implemented that protect individually identifiable health and other information we receive and to ensure that such information is used only as authorized by the patient. If the patient fails to execute an authorization or the authorization fails to contain all required provisions, then we will not be allowed access to the patient’s information and our research efforts can be substantially delayed. Also, any violations of these rules by us could subject us to civil and criminal penalties and adverse publicity negatively impacting our ability to initiate and complete clinical trials.In addition, many state laws, for example, Washington’s My Health My Data Act and California Consumer Privacy Act as amended by California Privacy Rights Act, govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways, are often not pre-empted by HIPAA, and may have a more prohibitive effect than HIPAA, thus complicating compliance efforts.

The National Security Division of the DOJ also issued a new rule—referred to as the “Data Security Program”, or DSP—to implement Executive Order 14117 aimed at preventing access to “bulk U.S. sensitive personal data” and “government-related data” by “countries of concern” (including China, Russia, Iran, North Korea, Cuba, and Venezuela) and “covered persons” (as all such terms are defined in the DSP). Effective as of April 8, 2025, the DSP imposes stringent obligations on companies within its scope and prohibits or restricts “covered data transactions” that grant countries of concern or covered persons access to bulk U.S. sensitive personal data or any amount of government-related data.

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

Further, the GDPR provides that countries in the EEA may establish their own laws and regulations further restricting the processing of certain personal data, including genetic data, biometric data, and health data. Moreover, the interpretation and application of consumer, health-related, and data protection laws, especially with respect to genetic samples and data, in the United States, the European Union, and elsewhere, are often uncertain, contradictory, and in flux. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot determine the impact such future laws, regulations, and standards may have on our business. We cannot provide assurance that current or future legislation will not prevent us from generating or maintaining personal data or that patients will consent to the use of their personal data (as necessary); either of these circumstances may prevent us from undertaking or publishing essential research and development, manufacturing and commercialization, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

After assessing the severity and frequency of the EEA personal data processing activities we engage in, we have established a Global Data Privacy Program and appointed an external data protection officer who has expert knowledge of data protection law and practices and assists us with monitoring internal compliance with the GDPR. However, we cannot assure that our policies and practices will be sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal data. Privacy laws, rules, and regulations also evolve frequently, and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another.

Therefore, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business. For example, failure to comply with the GDPR requirements could result in regulatory investigations, enforcement notices requiring us to stop or change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims for financial or non-financial loss by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill. In addition, our internal computer systems, or those used by our clinical investigators, contractors, or consultants, may fail or suffer security breaches.

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

We do not expect to generate product revenues in the foreseeable future. If our product candidates IR and XR or any other program that we may pursue do not receive marketing approvals, we will have to develop, acquire, or license new programs. Our product candidates, as well as any other programs we may pursue, could be unsuccessful if they:

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

The development and commercialization of new drug products is highly competitive. We face competition with respect to our current product candidates and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. As discussed under “ITEM 4. INFORMATION ON THE COMPANY—B. Business overview—Competition,” there are several approved therapies for HAE and we are aware of others in clinical development. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

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

Risks Related to Our Intellectual Property

If we fail to make required payments pursuant to the agreements with BRAIN to which we acquired certain of our core intellectual property or are otherwise in material breach of such agreements (and fail to cure such breaches within a specified time period), BRAIN may exercise remedies pursuant to such agreements that would materially and adversely affect our business and results of operations.

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

The laws that may affect our ability to operate include, but are not limited to:

•
the federal Anti-Kickback Statute, which is an intent-based federal criminal statute that prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, recommendation or arranging of, any item or service, for which payment may be made, in whole or in part, under any U.S. federal health care program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;
•
the federal civil False Claims Act, which imposes civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment to any U.S. federal health care program or knowingly making using or causing to be made or used a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government;

•
the federal criminal statute on false statements relating to health care matters, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious, or fraudulent statements or representations in connection with the delivery of or payment for health care benefits, items or services;
•
the federal criminal health care fraud statute, enacted as a part of the HIPAA, which imposes criminal liability for executing, or attempting to execute, a scheme or artifice to defraud any health care benefit program or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program in connection with the delivery of or payment for healthcare benefits, items, or services;
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

Efforts to ensure that our business arrangements will comply with applicable health care laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations, guidance or case law interpreting applicable fraud and abuse or other health care laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face penalties, including, without limitation, civil, criminal, and administrative penalties, damages, fines, exclusion from government funded health care programs, such as Medicare and Medicaid, disgorgement, reputational harm, additional oversight and reporting obligations pursuant to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with applicable laws and regulations, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to market our products, if approved, and adversely impact our financial results. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws and regulations, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, it may be costly to us in terms of money, time and resources, and each party may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs.

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

There is no certainty that all of our employees, agents, contractors, principal investigators, CROs, consultants, vendors or (other) collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. It is not always possible to identify and deter misconduct by these parties and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions, claims or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result, among others, in significant administrative, civil and criminal fines, disgorgement, and other sanctions, remedial measures or consequences, such as the closing down of our facilities, exclusion from participation in federal healthcare programs including (without limitation) Medicare and Medicaid, integrity and compliance oversight and reporting obligations, and prohibitions on the conduct of our business. Any such violations and consequences could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

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

As of March 17, 2026, our significant shareholders beneficially owned ordinary shares representing approximately 43.97% of our outstanding ordinary shares. For more information regarding our significant shareholders, please see “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—A. Major Shareholders.”

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

As of December 31, 2025, we had €291.7 million in cash and cash equivalents. Our management has broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our ordinary shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our ordinary shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

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

We had a total of 65,407,822 ordinary shares outstanding as of March 17, 2026. If our existing shareholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of annual reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

In the event of an issuance of our ordinary shares or a grant of rights to subscribe for ordinary shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. Our Board is authorized for a period of five years after our annual general meeting in 2024 to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and/or officers.

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

A competent Dutch court may deny the recognition and enforcement of punitive damages or other awards. Moreover, a competent Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Finally, there may be specific other instances, including pursuant to anti-boycott rules and regulations, where Dutch law prohibits the recognition and enforcement of a United States judgment. Thus, United States investors may not be able, or experience difficulty, to enforce a judgment obtained in a United States court against us or our officers.

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

We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors

Under the United States Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, and our assets and activities, we do not believe we were a PFIC in 2025 and we do not expect to be a PFIC for our current taxable year or in the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs. Whether we or any of our subsidiaries will be a PFIC in 2025 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty; because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Accordingly, there can be no assurance that we will not be a PFIC in 2025 or any future taxable year.

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

We are subject to Dutch insolvency laws in the event any insolvency proceedings are initiated against us, including, among other laws and regulations, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Should a court in another Member State of the European Union determine that our center of main interests, or COMI, is situated in that Member State, the courts in that Member State will in principle have jurisdiction over the insolvency proceedings initiated against us and the insolvency laws of that Member State will in principle apply to us, in accordance with and subject to such the aforementioned Regulation and the rules promulgated thereunder. Insolvency laws in the Netherlands or the relevant other Member State of the European Union, as applicable, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation or restructuring under U.S. insolvency laws.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required. We may need to hire additional accounting, finance and other personnel in connection with our continued efforts to comply with these requirements, and our management and other personnel will continue to devote a substantial amount of time towards maintaining compliance with these requirements. These rules and regulations can also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements can have a material adverse effect on our operations, business, financial condition or results of operations.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
History and development of the Company

We are a late-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, deucrictibant (previously referred to as PHA-022121 or PHA121), is a novel, oral, small-molecule bradykinin B2 receptor antagonist under development for the prevention or treatment of attacks due to bradykinin-mediated angioedema (AE-BK), including hereditary angioedema (HAE) and acquired angioedema due to C1-inhibitor deficiency (AAE-C1INH). Deucrictibant has the potential to address unmet medical needs by bringing improvements beyond the therapeutic profile of existing medicines and providing patients with quality of life and convenience that is superior to current standard-of-care. We believe deucrictibant has the potential to provide injectable-like efficacy™ with a well-tolerated profile and the convenience of an oral therapy for both the prophylactic and on-demand treatment of HAE attacks.

HAE is a rare and potentially life-threatening genetic condition with symptoms that include episodes of debilitating and often painful swelling in the hands, feet, face (lips and tongue), gastrointestinal tract, urogenital region, or airways. Attacks are unpredictable in frequency, location, timing, and severity, and can be caused by multiple types of triggers. According to scientific publications, patients experience a median of 14 attacks per year, and half of patients experience a potentially life-threatening airway attack at least once in their lifetime. Airway attacks are particularly dangerous and can lead to asphyxiation. If left untreated, attacks can last multiple days and are commonly painful, leading to multiple sick days and even hospitalization. According to HAE International, as of October 2014, HAE affected from 1:30,000 to 1:80,000 individuals globally, or at least 7,000 patients in the U.S. and at least 15,000 patients in the EU.

AAE-C1INH is a rare disorder with an estimated prevalence of approximately 1:500,000 patients. The disease manifests with episodes of unpredictable swelling that occur as a result of inadequate control of the kallikrein/kinin system, due to C1-inhibitor deficiency, resulting in excessive bradykinin formation. These episodes of swelling can be debilitating, painful, and even lethal, similar to HAE. However, AAE-C1INH results from underlying conditions such as lymphoproliferative disorders, plasma cell dyscrasias, or autoimmune disorders, and occurs either as a result of consumption of C1-inhibitor (C1INH) owing to activation of the classical complement pathway or as a result of neutralization by autoantibodies. There are no approved medicines available to treat or prevent AAE-C1INH.

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

Deucrictibant is designed to block the interaction of bradykinin with the bradykinin B2 receptor, rather than blocking an upstream signal in one of the bradykinin production cascades as other treatments; therefore, deucrictibant may prevent bradykinin aberrant signaling regardless the underlying pathway that produces bradykinin and may address a broader range of angioedema attacks than other available treatments.

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

B.
Business Overview

Overview

Deucrictibant may address unmet medical needs of people living with AE-BK by both preventing attacks from occurring, using an extended-release (XR) tablet formulation of deucrictibant (previously referred to as PHVS719), as well as treat the manifestations of attacks, using an immediate-release (IR) capsule formulation of deucrictibant (previously referred to as PHVS416). The XR tablet formulation is designed to maintain therapeutic levels for over 24 hours and to achieve a steady-state plasma concentration within 72 hours, supporting a once-daily dosing regimen. The IR capsule formulation is designed to rapidly reach therapeutic exposure in order to mitigate HAE attacks symptoms quickly and completely with a single oral dose.

In our Phase 1 clinical trials to-date, we have observed rapid exposure and predictable linear pharmacokinetics (PK) with and without food. In addition, we observed deucrictibant to be a potent antagonist of the bradykinin B2 receptor, in vitro and in vivo with healthy volunteers. We conducted a proof-of-concept clinical trial testing the effects of bradykinin in healthy volunteers in our bradykinin-challenge trial, where we evaluated the effect of deucrictibant on cardiovascular parameters affected by bradykinin such as blood pressure, heart rate and cardiac output in healthy volunteers, and evaluated the pharmacodynamic (PD) and PK of deucrictibant to generate a PK/PD correlation model for deucrictibant. The bradykinin challenge was validated as a surrogate assessment for dose selection in the original development program for icatibant, as reviewed by the FDA and the EMA. From the bradykinin challenge model, we were able to predict the efficacious dose range and the duration of effect of a single oral dose of deucrictibant; the topline data from our Phase 2 RAPIDe-1 trial treating HAE attacks were consistent with the predictions of the bradykinin challenge in both onset of symptom relief and duration of effect (use of rescue medication).

In our Phase 2 placebo-controlled trial evaluating the efficacy and tolerability of deucrictibant IR capsules for the on-demand treatment of attacks in patients with HAE type 1 and 2 (RAPIDe-1), a statistically significant and clinical meaningful reduction of the patient-reported symptoms of HAE was observed for the attacks treated with all doses of deucrictibant (10, 20, 30 mg) compared to placebo-treated attacks. The study’s primary endpoint—symptom relief at four hours after treatment with study drug—as well as all key secondary efficacy endpoints were met. Consistently with its pharmacokinetic profile, deucrictibant IR demonstrated rapid onset of action, symptom relief, and resolution of the manifestations of HAE attacks as well as sustained clinical effects, with consistent findings across outcome measures. In addition, deucrictibant IR substantially reduced the use of rescue medication compared to placebo. Deucrictibant was well tolerated at all dose levels. We commenced RAPIDe-1 in February 2021 and reported positive topline Phase 2 data in December 2022.

Following the readout of RAPIDe-2, we initiated RAPIDe-3, a global, pivotal Phase 3, placebo-controlled study to evaluate deucrictibant IR capsule (20 mg) for the on-demand treatment of attacks in people 12 years and older with HAE, in March 2024 and reported topline data in December 2025. Deucrictibant demonstrated a clinically differentiated profile by meeting the primary and all key secondary efficacy endpoints with statistical significance; compared to placebo, deucrictibant reduced the time to onset of symptom relief (1.28 hours), time to End of Progression™ (17.47 minutes), time to complete symptom resolution (11.95 hours), as well as all other key secondary endpoints. Deucrictibant-treated attacks resulted in less second dose or rescue medication than placebo-treated attacks. In RAPIDe-3, deucrictibant was well tolerated with no treatment-related serious adverse events and no participants discontinuing treatment due to treatment-emergent adverse events. Pharvaris plans to submit a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) in the first half of 2026 for the on-demand treatment of acute attacks of HAE.

In our Phase 2 placebo-controlled trial evaluating the efficacy and the safety and tolerability of deucrictibant for long-term prophylaxis against angioedema attacks in HAE type 1 and 2 (CHAPTER-1), a statistically significant and clinical meaningful reduction in mean monthly attack rate was observed compared to placebo-treated attacks. The study’s primary endpoint was met as 40 mg per day orally administered deucrictibant significantly reduced the mean monthly HAE attack rate by 84.5% compared to placebo. In the analysis of the secondary endpoints, deucrictibant demonstrated clinically meaningful improvement in the severity of attacks and a decrease in the number of attacks treated with on-demand medication. Participants on deucrictibant treatment experienced a meaningful improvement in their quality of life. Throughout 12 weeks of treatment in CHAPTER-1, both doses of deucrictibant were well-tolerated. There were no serious adverse events, no severe treatment-emergent adverse events, and no adverse events leading to treatment discontinuation. We commenced CHAPTER-1 in November 2021 using twice-daily dosing of deucrictibant IR capsules as a proof-of-concept for once-daily deucrictibant XR tablets, and announced positive topline data in December 2023. We believe these positive Phase 2 data support further development of deucrictibant as a potential oral prophylactic therapy for HAE attacks.

In December 2024, we initiated CHAPTER-3, a global, pivotal, randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE. The study aims to enroll approximately 81 participants with HAE and randomize them in a 2:1 ratio to receive deucrictibant XR tablet (40 mg/day), which is currently the intended commercial dosage, or placebo, once daily for 24 weeks. The primary endpoint of the study is to evaluate the efficacy of deucrictibant compared to placebo for prophylaxis against angioedema attacks as measured by the time-normalized number of investigator-confirmed HAE attacks during the 24-week treatment period. Other objectives of the study include evaluating additional clinically relevant outcomes, deucrictibant’s safety and tolerability, pharmacokinetics and its impact on health-related quality of life measures in the prophylactic setting.

In addition, we are also running open-label extension studies in both on-demand (RAPIDe-2) and prophylactic (CHAPTER-4) settings to collect long-term safety and efficacy data in HAE patients.

In October 2025, we initiated CREAATE, a global, pivotal Phase 3 study to assess the efficacy and safety of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks. In part 1 of CREAATE, participants receive either deucrictibant XR tablet (40 mg) or placebo once daily for 12 weeks to evaluate deucrictibant XR as a prophylactic treatment of AAE-C1INH attacks. In part 2, participants treat two attacks in a cross-over fashion, one attack with deucrictibant IR capsule (20 mg) and one with placebo, to evaluate deucrictibant IR as an on-demand treatment of AAE-C1INH attacks. Part 3 of CREAATE is the open-label extension portion of the study assessing the long-term safety and efficacy of deucrictibant immediate-release capsule (20 mg) for on-demand treatment.

Global sales of treatments for HAE in 2024 were estimated at approximately $2.7 billion based on publicly available information and, according to public research reports, are forecast to grow at an approximately 5% compound annual growth rate to $4.7 billion through 2036.

The mechanism of action of the most widely used on-demand HAE treatment is inhibition of the bradykinin B2 receptor; other mechanisms include replacement of C1INH or inhibition of plasma kallikrein. Most on-demand therapies are administered by injection, the burden of which causes people to delay or forego treatment of their attacks. An oral on-demand treatment could decrease the burden of therapy by improving convenience through easier administration, portability, and discretion. With the encouraging RAPIDe-3 results, combined with the trusted bradykinin B2 receptor antagonist mechanism seen in both icatibant and deucrictibant, we believe deucrictibant could become standard of care for on-demand treatment.

In the prophylactic space, there are several approved injectables, all of which have similar efficacy and tolerability, but continue to compete around less-frequent injections. An oral prophylactic that could offer injectable-like efficacy™, placebo-like tolerability, and the convenience of an oral, could potentially become a market leader in HAE. We believe HAE patients need alternatives that better meet their objectives for ease of treatment, disease control, and improved quality of life. We anticipate that there will be strong interest in safe and effective, orally delivered, small-molecule treatments that can match or improve upon the efficacy profile of existing therapies.

Differentiation of deucrictibant

Deucrictibant is a novel, highly potent and selective, orally bioavailable small molecule bradykinin B2 receptor antagonist. Deucrictibant has been observed to be a potent inhibitor in vitro as assessed using human recombinant bradykinin B2 receptors (150 pM); ex vivo as studied against endogenous bradykinin B2 receptors in a human umbilical vein model (350 pM); and in vivo in the human bradykinin-challenge model (170 pM). Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy. Deucrictibant demonstrated over 4000-fold selectivity for the bradykinin B2 receptor when compared to approximately 170 other molecular targets, including the bradykinin-B1-receptor. We designed deucrictibant as a new chemotype with properties compatible with oral delivery.

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

Deucrictibant IR capsule. We believe that deucrictibant IR capsules, an on-demand, rapid exposure softgel capsule, has the potential to be highly differentiated for patients suffering from acute HAE attacks with the following benefits:

Efficacy	Faster onset of symptom relief	Median time to onset of symptom resolution as measured by patient global impression of change (PGI-C) “a little better” of 1.28 hours versus over 12 hours for placebo
Median time to End of Progression™ of 17.47 minutes versus 228.67 minutes for placebo
	Shorter substantial symptom relief	Median time to substantial symptom relief by PGI-C “better” of 2.85 hours versus over 12 hours for placebo
Median time to substantial symptom relief by patient global impression of severity (PGI-S) ≥1-level improvement of 2.41 hours versus over 12 hours for placebo
	Faster complete symptom resolution	Median time to complete symptom resolution as measured by PGI-S “none” of 11.95 hours versus over 24 hours for placebo
Safety/tolerability	Placebo-like safety/tolerability profile	No drug-related adverse events observed OR Well tolerated throughout therapeutic ranges as demonstrated by multiple clinical trials to-date
Convenience	Oral capsule	Easy to carry and swallow formulation with no injection required facilitates early treatment of acute AE-BK attacks
	Single dose resolution	83% of all attacks completely resolved with a single dose
MoA & product features	B2R antagonist	Clinically validated mechanism that works directly on the inducer of AE attacks and therefore addresses a potentially wider patient population than agents acting upstream in the KKS pathway
	Treatment flexibility	Two formulations, each optimized for either treatment or prevention of angioedema attacks
	Potency	More potent inhibitor than icatibant - Lowest dosage of any oral AE-BK on-demand treatment
	Half-life	Longer half-life than icatibant
	Absorption	Exposure exceeds the anticipated threshold therapeutic plasma level (EC85) in 30 minutes, with or without food

Deucrictibant XR tablet. We believe that deucrictibant XR tablets, a prophylactic extended-release tablet designed to be as a daily oral therapy, has the potential to be highly differentiated for HAE patients with the following benefits:

Efficacy	Protection from attacks	Monthly attack reduction and need for rescue medication at par with injectables
Safety/tolerability	Placebo-like safety/tolerability profile	Well tolerated throughout therapeutic ranges as demonstrated by multiple clinical trials to-date
Convenience	Oral tablet	Potential for once-a-day dosing
	Treatment flexibility	Two formulations, each optimized for either treatment or prevention of angioedema attacks
MoA & product features	B2R antagonist	Clinically validated mechanism that works directly on the inducer of AE attacks and therefore addresses a potentially wider patient population than agents acting upstream in the KKS pathway
	Potency	More potent inhibitor than icatibant - Lowest dosage of any oral AE-BK prophylactic treatment
	Half-life	Longer half-life than icatibant
Pharmacokinetics

Exposure exceeds the anticipated threshold therapeutic plasma level (EC85) from day one of treatment and reaches and maintains steady-state concentration within 72 hours. providing rapid attack protection

Appropriate pharmacokinetic profile with or without food

Lifecycle Management of Deucrictibant

In June 2025, we shared initial exploratory data around the potential expansion of the treatable population for deucrictibant. Using a biomarker assay of cold-activated plasma samples of people with HAE-1/2, as well as AAE-C1INH and HAE with normal C1INH (HAE-nC1INH), and angioedema of unknown cause (AE-UNK). The data from this biomarker study demonstrate our ability to identify people living with bradykinin-mediated angioedema, potentially expanding the treatable population of deucrictibant.

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

Our Strengths

Our company is built upon the following strengths:

•
Broad strength and expertise in the bradykinin B2 receptor pathway. Members of the management team include the leadership team that developed FIRAZYR through European approval, and a key member from the TAKHZYRO development team. In addition, an inventor of icatibant is an advisor to the CEO;
•
Deucrictibant is an orally available product candidate with a clinically validated mechanism of action that addresses serious unmet medical need in AE-BK;
•
Positive RAPIDe-3 pivotal Phase 3 data clearly differentiate deucrictibant in the on-demand space by achieving statistical significance in the primary endpoint and all 11 secondary efficacy endpoints; faster time to onset of treatment response, shorter median time to substantial relief, earlier complete symptom resolution, and decreased use of second dose or rescue medication position deucrictibant IR to potentially become standard of care for on-demand treatment; RAPIDe-3 data will be the basis of our future marketing authorization applications;
•
Derisked prophylactic program is supported by (1) positive CHAPTER-1 Phase 2 proof-of-concept data demonstrating injectable-like efficacy™, placebo-like tolerability, oral convenience, and improved quality of life; (2) optimized PK profile using XR formulation; and (3) demonstrated clinical excellence of Phase 2 to Phase 3 replicability seen in RAPIDe-1 and RAPIDe-3;
•
We wholly own intellectual property – including issued, allowed and pending patent applications – covering deucrictibant and additional molecules, formulations and use. Our scientific experience allows us to leverage deep insight and experience in the bradykinin B2 receptor pathway to expand our portfolio into other bradykinin-mediated angioedema and bradykinin-mediated diseases beyond angioedema; and
•
Our deep market expertise across the different functional areas of the company through the hiring of research, clinical development, medical and commercial staff with a long history in HAE.

Our Strategy

Our strategy is to develop and commercialize therapies that are superior to currently available treatment options and improve patient quality of life and convenience. Our initial approach for AE-BK is based upon extensive patient, physician, and payer research to identify the key needs in the market. According to our analysis, oral therapy remains the highest unmet need for both on-demand and prophylactic use in AE-BK. A therapy for AE-BK, whether for on-demand or prophylaxis, needs to offer strong efficacy, compelling tolerability and safety, and convenient administration. Our intention with the IR capsule formulation and the XR tablet formulation is to develop products for the on-demand and prophylactic setting that can meet all of these needs. We are not aware of any other therapies on the market or in development that are able to provide such a comprehensive value proposition across the spectrum for HAE.

The key elements of our strategy include:

•
Seek approval and access for deucrictibant for on-demand treatment of HAE utilizing a rapid-onset formulation, known as deucrictibant immediate-release (IR) capsules. We intend to file for approval and commercialize deucrictibant IR capsules as a fast-acting, orally available, potent inhibitor and selective on-demand treatment for HAE attacks. We recently announced positive, pivotal topline data from RAPIDe-3, a global, pivotal Phase 3 clinical study of deucrictibant IR capsules for the on-demand treatment of HAE attacks in adults and adolescents.
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
•
Expand the range of bradykinin-mediated angioedema indications to which deucrictibant can be applied. In addition to Type 1 or Type 2 HAE, bradykinin is also an important mediator for other types of non-histaminergic angioedema, such as: hereditary angioedema with normal C1INH (HAE-nC1) and acquired angioedema (AAE) due to C1INH deficiency (AAE-C1INH). We included participants with HAE-nC1 in both RAPIDe-3 and CHAPTER-3 studies, enabling us to explore the efficacy and tolerability of deucrictibant in this population. Additionally, we initiated CREAATE, a clinical study to evaluate the efficacy and safety of deucrictibant for the prevention and treatment of AAE-C1INH.
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
•
Commercialize our product candidates. We intend to retain economic and commercial ownership of our current product candidates. If approved, we expect to independently commercialize both deucrictibant XR and deucrictibant IR in the United States. In other geographies, we are evaluating both independent commercialization and corporate partnerships. In 2026, we intend to file for approval of deucrictibant IR, and establish a focused commercialization and sales infrastructure suitable for AE-BK in the United States.

Bradykinin-Mediated Angioedema

Disease Overview

Bradykinin-mediated angioedema (AE-BK) is a rare and potentially life-threatening condition. AE-BK includes HAE and AAE-C1INH. HAE is an autosomal dominant disease, meaning that a defect in only one copy of the gene leads to symptoms and that it occurs at similar rates in both males and females. It is mainly caused by one or more mutations (inherited or spontaneous) in the SERPING1 gene, which codes for the C1-inhibitor protein (C1INH). Deficiency or malfunction of C1INH leads to uncontrolled synthesis and activity of plasma kallikrein and unconstrained bradykinin production. Excessive bradykinin production is the key mediator of symptoms in patients with AE-BK and manifests as edema attacks, most commonly in the limbs, face (lips and tongue), intestinal tract, urogenital region, and airways. HAE patients with a deficiency in C1INH activity are classified as Type 1 or Type 2. Type 1 is the most common form and results in low levels of circulating C1INH, and Type 2 results in production of a low function protein. An additional form of HAE, called normal C1INH HAE (HAE-nC1INH), can occur in patients with normal levels of C1INH for a variety of reasons including mutations in genes for Factor XIIa, plasminogen, angiopoietin-1, kininogen-1 and others. Moreover, angioedema attacks may occur in people with underlying disease, referred to as AAE-nC1INH.

Excessive bradykinin generation and increased risks for edema attacks in AE-BK may occur during conditions associated with inflammation, infections, ischemia, and allergic reactions. Attacks often lead to discomfort, pain and nausea but can become life-threatening in the case of airway obstruction, with a 30% risk of asphyxiation if the attack remains untreated. Although rare, at least half of AE-BK patients have experienced a life-threatening airway swelling attack and airway attacks remain a major cause of mortality in AE_BK patients. The number and severity of attacks vary highly between patients, and the most severely affected patients can experience attacks every few days. Attacks can occur spontaneously although they often are associated with anxiety, stress, minor trauma, surgery, or illnesses. Commonly, patients are alerted to an impending attack by prodromal symptoms which include rash, fatigue, and muscle aches. The severity of attacks is unpredictable and not related to their underlying frequency. Swelling typically develops over 24 hours and resolves within five days without treatment. Symptoms typically first present in young children and may take 5-10 years (until early adolescence or young adulthood) to be diagnosed. HAE-C1INH affects 1:50,000 individuals globally, HAE-nC1INH affects 1:250,000 individuals globally, and AAE-C1INH affects 1:500,000 individuals globally.

As a result of the lifelong nature of HAE, the severe attack burden occurring later and/or at distinct periods in the life of AAE-C1INH patients and the challenges related to the use of many of the injected therapies, patient surveys consistently indicate a desire for an oral therapy. We believe that an effective and tolerable oral agent has the potential to transform treatment for this disease and become standard of care for both prophylaxis and on-demand therapy.

Current Treatments and Their Limitations

There are currently two treatment approaches to the management of HAE: prevention of attacks (prophylaxis) and on-demand (acute) treatment of attacks.

•
On-Demand Treatment: Currently approved on-demand therapies for HAE include C1INH replacement products such as human plasma-derived C1INH concentrates (BERINERT, CINRYZE, and CETOR) or recombinant human C1INH (RUCONEST); the plasma kallikrein inhibitor ecallantide (KALBITOR); the bradykinin B2 receptor antagonist icatibant (FIRAZYR, and available as a generic product—which is currently the most widely used therapy); and the oral kallikrein inhibitor sebetralstat (EKTERLY).
•
Prophylactic Treatment: Currently approved prophylactic therapies for HAE include C1INH replacement products, such as intravenously delivered CINRYZE and subcutaneously delivered HAEGARDA/ BERINERT 2000/3000 (both of which require twice-weekly injections); the bi-weekly injectable monoclonal antibody plasma kallikrein inhibitor lanadelumab-flyo (TAKHZYRO)—current market leader; the oral small-molecule plasma kallikrein inhibitor berotralstat (ORLADEYO); the once-monthly injectable monoclonal antibody Factor XII inhibitor garadacimab-gxii (ANDEMBRY); and the once-monthly injectable plasma kallikrein inhibitor donidalorsen (DAWNZERA).
•
Acquired Angioedema: There are currently no approved therapies for the treatment of AAE-C1INH.

Building on the trusted mechanism of bradykinin B2 receptor antagonism, established through 10+ years of icatibant real-world clinical practice, and unmet need from the AE-BK community, we believe that deucrictibant could become standard of care across both prophylaxis and on-demand treatment of AE-BK attacks.

Deucrictibant

Overview

Since the 1990s, many companies have tried but failed to discover oral bradykinin B2 receptor antagonists, as the bradykinin B2 receptor has proved to be a difficult target for the development of orally available antagonists. Bradykinin is the principal mediator of the signs and symptoms that represent AE-BK attacks, acting as a potent and selective agonist of the bradykinin B2 receptor.

In AE-BK, contact activation triggers increased activity of plasma kallikrein, resulting in excessive breakdown of high-molecular-weight kininogen (HMWK) and increased production of cleaved HMWK (cHMWK) and bradykinin. Excessive bradykinin generation, as in HAE, promotes vascular permeability by activating the bradykinin B2 receptor in vascular endothelium cells, leading to plasma extravasation and subcutaneous or submucosal tissue swelling typical of an angioedema attack.

As the figure below illustrates, treatment with deucrictibant, a novel, orally-bioavailable, highly potent and selective bradykinin B2 receptor antagonist is intended to block activation of the bradykinin B2 receptor by bradykinin, and, therefore, prevent or halt the angioedema process. Deucrictibant has the therapeutic potential for both prevention and on-demand treatment of attacks in people with AE-BK.

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

Nonclinical Safety

The conducted nonclinical package for deucrictibant includes secondary pharmacodynamics, safety pharmacology, genotoxicity, reproductive and developmental studies and general toxicity studies up to six months in rats and up to nine months in non-human primates. Deucrictibant did not demonstrate any in vitro or in vivo genotoxicity nor in vitro phototoxic potential. No findings considered relevant to humans were observed in GLP (Good Laboratory Practices)-compliant general toxicity studies in rats up to 3-months duration and in cynomolgus monkeys up to 9-months duration at doses up to the maximum tolerated dose in each species. Deucrictibant has not demonstrated any adverse effects on embryo-fetal survival and development in the humanized bradykinin B2 receptor transgenic rat or in the rabbit. Furthermore, male and female fertility studies showed no adverse effects of deucrictibant on gonadal function, mating behavior, and reproductive performance.

Findings were observed in the repeat-dose rat data package that were considered not to be related to bradykinin B2 receptor antagonism. Based on review of these nonclinical findings, in 2022, the FDA put a clinical hold on trials of deucrictibant in the U.S. Pharvaris aligned with the FDA to conduct and complete a 26-week rodent toxicology study to address the clinical holds. Following review of data from a preplanned interim analysis of the study, the FDA lifted the clinical hold on the IND application for deucrictibant for the on-demand treatment of HAE in June 2023. In January 2024, the FDA lifted the clinical hold on the IND application for deucrictibant for the prophylactic treatment of HAE attacks following review of the full data set from the completed 26-week rodent toxicology study.

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

Completed

C306 RAPIDe-3	deucrictibant IR capsule on demand	A Phase 3, Randomized, Double-blind, Placebo-controlled, Cross-over Study of Oral Deucrictibant Soft Capsule for On-Demand Treatment of Attacks in Adolescents and Adults with Hereditary Angioedema	Completed
C305 CHAPTER-3	deucrictibant XR tablet prophylaxis

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

RAPIDe-1 Phase 2 On-Demand (C201)

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

Deucrictibant was generally well tolerated with no treatment-related serious adverse events and no adverse events leading to treatment discontinuation. In the non-attack phase, two treatment-related adverse events were experienced by two patients; in the attack treatment phase, three treatment-related adverse events were reported for one attack treated with deucrictibant 30 mg (2.8%) and one treatment-related adverse event was reported for one attack treated with placebo (1.9%).

Part I (Non-Attack)			Part II (Attack 1,2,3)			
	10 mg N=23	20 mg N=24	30 mg N=25	Placebo N=53	10 mg N=38	20 mg N=29	30 mg N=36
Subjects (Part I) or attacks (Part II) with any treatment-related AEs	1 (4.3%)	1 (4.2%)	-	1 (1.9%)	-	-	1 (2.8%)
Headache	-	1 (4.2%)	-	-	-	-	-
Nausea	1 (4.3%)	-	-	-	-	-	1 (2.8%)
Vomiting	-	-	-	-	-	-	1 (2.8%)
Fatigue	-	-	-	-	-	-	1 (2.8%)
Blister	-	-	-	1 (1.9%)	-	-	-

RAPIDe-2 Phase 2/3 On-Demand Long-Term Extension (C201)

Following treatment of participation in RAPIDe-1, participants were eligible to either join the Phase 2 randomized clinical trial of deucrictibant for the prevention of HAE attacks (CHAPTER-1) or roll over to the long-term extension on-demand study (RAPIDe-2). In Part A of RAPIDe-2, participants remained blinded to their dose of deucrictibant (10 mg, 20 mg, 30 mg) but were able to treat every attack with active study drug. In the extension study, participants were able to treat upper airway attacks, including laryngeal attacks. The primary endpoint of the study is to evaluate the long-term safety of deucrictibant as an on-demand agent; secondary endpoints of efficacy were measured using patient global impression of change (PGI-C) and patient global impress of severity (PGI-S) patient reported outcome (PRO) scales.

RAPIDe-2 includes 465 attacks from 19 participants, 14 of the attacks were upper airway attacks. Deucrictibant was well tolerated across all doses, with no treatment-related treatment-emergent adverse events (TEAEs), with no TEAEs leading to treatment discontinuation, study withdrawal, or death.

Secondary endpoints from the RAPIDe-2 study included time to onset of symptom relief as measured by a PGI-C rating of at least “a little better” for two consecutive timepoints (1.1 hours), time to substantial symptom relief as measured by a PGI-C rating of at least “better” for two consecutive timepoints (2.5 hours), time to reduction in attack severity as measured by at least one level reduction in PGI-S from pre-treatment for two consecutive endpoints (2.8 hours), and time to complete attack resolution as measured by a PGI-S rating of “none” (10.6 hours). In the upper airway attacks treated, there were similar times to relief and resolution of attacks as seen in the full data set. The majority of the attacks were treated with a single dose of deucrictibant and without rescue medication within 24 hours. The final results from Part A of the RAPIDe-2 extension were consistent with the Phase 2 RAPIDe-1 study and provide evidence on the long-term safety and efficacy of deucrictibant IR capsule for treatment of repeat HAE attacks.

The RAPIDe-2 study is still ongoing.

RAPIDe-3 Phase 3 Pivotal On-Demand (C306)

The RAPIDe-3 global Phase 3, placebo-controlled study evaluated orally administered deucrictibant immediate-release (IR) capsule (20 mg) for the on-demand treatment of attacks in people 12 years and older with HAE. The study enrolled a total of 134 participants from 24 countries on six continents. The patient population studied included adolescents and adults; participants on and not on long-term prophylaxis (LTP); people with HAE type 1, HAE type 2, and HAE with normal C1 inhibitor; and attacks studied included those of varying severities and across all body locations. The primary endpoint and all 11 secondary efficacy endpoints, assessed sequentially under a multiplicity-control procedure, achieved statistical significance.

*Adolescent participants receive a non-attack dose for PK sampling prior to randomization.

The efficacy analysis included paired attacks (one participant contributed one deucrictibant-treated attack and one placebo-treated attack) from 88 participants. Compared to placebo, deucrictibant demonstrated compelling and differentiating efficacy: the primary endpoint of time to symptom relief as measured by a PGI-C rating of at least “a little better” for two consecutive timepoints (1.28 hours vs. over 12 hours), time to End of Progression™ as measured by PGI-C (17.47 minutes vs. 228.67 minutes), time to substantial symptom relief as measured by a PGI-C rating of at least “better” for two consecutive timepoints (2.85 hours vs. over 12 hours), time to reduction in attack severity as measured by at least one level reduction in PGI-S from pre-treatment for two consecutive endpoints (2.41 hours vs. over 12 hours), and time to complete attack resolution as measured by a PGI-S rating of “none” (11.95 hours vs. over 48 hours). Additionally, most attacks were treated with a single capsule of deucrictibant.

End of Progression™a
17.47 minutes
PRIMARY ENDPOINT
PGI-C "a little better"b
1.28 hours
PGI-C "better"c : 2.85 hours
PGI-S ≥1-level reductiond : 2.41 hours
PGI-S "none"e
11.95 hours
EoP
Treatment with deucrictibant IR
Onset of symptom relief
Substantial symptom relief
Complete symptom resolution
Onset of HAE attack
Clinical manifestations
Time (not to scale)

RAPIDe-3 study outcomes (primary and select secondary endpoints) from deucrictibant immediate-release (IR) capsule-treated attacks, median time to event. Outcomes of placebo-treated attacks (not visualized) refer to data on file. **a.** End of Progression (EoP): defined as the earliest post-treatment timepoint after which all subsequent PGI-C ratings are stable or improved within 12 hours post-treatment. The term End of Progression is a registered trademark of Pharvaris GmbH. **b.** PGI-C "a little better": Primary endpoint as time to onset of symptom relief, defined as PGI-C rating of at least "a little better" for 2 consecutive timepoints within 12 hours post-treatment. **c.** PGI-C "better": Time to substantial symptom relief, defined as achieving PGI-C rating of at least "better" for 2 consecutive timepoints within 12 hours post-treatment **d.** PGI-S ≥1-level improvement: Time to substantial symptom relief by Patient Global Impression of Severity (PGI-S), defined as achieving ≥1-level improvement in PGI-S from pre-treatment for 2 consecutive timepoints within 12 hours post-treatment. **e.** PGI-S "none": Time to complete symptom resolution, defined as achieving PGI-S rating of "none" within 48 hours post-treatment.

In RAPIDe-3, deucrictibant was well tolerated with no treatment-related serious adverse events and no participants discontinuing treatment due to treatment-emergent adverse events.

N: number of participants. n: number of participants with ≥1 event. % = n/N*100%

Pharvaris remains on track to submit a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) in the first half of 2026 for the on-demand treatment of acute attacks of HAE.

CHAPTER-1 Phase 2 Prophylaxis (C301)

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

*20 mg/day = deucrictibant immediate-release (IR) capsules 10 mg twice daily; †40 mg/day = deucrictibant IR capsules 20 mg twice daily. b40 mg/day = deucrictibant IR capsules 20 mg twice daily.

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

Following the randomized portion of CHAPTER-1 (Part 1), participants were eligible to roll over to the open-label extension (OLE) of the study (Part 2), where they received deucrictibant 40 mg/day to evaluate the long-term safety and efficacy of deucrictibant administered for prophylaxis against HAE attacks. All 30 participants who completed CHAPTER-1 Part 1 enrolled in the ongoing OLE. Deucrictibant was well tolerated with no safety signals in the OLE. The mean treatment duration in the OLE was 22.2 months. Maximum deucrictibant exposure during the entire study was 33.8 months.

b40 mg/day = deucrictibant IR capsules 20 mg twice daily. c20 mg/day = deucrictibant immediate-release (IR) capsules 10 mg twice daily;

The final data from the completed Phase 2 CHAPTER-1 OLE study provide further evidence on the long-term safety and efficacy of oral deucrictibant for prevention of HAE attacks. The attack rate was reduced by week 1 and remained low for up to ~34 months; the overall on-study attack rate during the OLE was 0.12 attacks/month.

aBased on time normalized number of attacks per 4 weeks. b1 month = 4 weeks. cDeucrictibant IR capsule, 10 mg twice daily. dDeucrictibant IR capsule, 20 mg twice daily.

XR Phase 1 Data

In order to provide a differentiated product featuring more consistent exposure of deucrictibant for the prophylactic setting, we have developed an extended-release, or XR, formulation that features continuous slow release maintaining deucrictibant plasma concentrations above the levels we predict to provide protection against attacks. Deucrictibant has demonstrated properties favorable to the development of XR formulations, and we completed several human pharmacokinetics trials with deucrictibant to enable use of a to-be-marketed product candidate in the pivotal prophylactic trial CHAPTER-3. With the results of pharmacokinetic trials with the to-be-marketed XR formulation, we believe we have identified the to-be-marketed extended-release formulation of deucrictibant that enables once-daily dosing in a prophylactic setting.

Future Development Path

We intend to develop deucrictibant for bradykinin-mediated angioedema for the on-demand and prophylactic indications in parallel using two different product formulations.

On-Demand

The availability of an immediate-release capsule formulation provides a good pharmacokinetic profile for on-demand treatment: rapid oral absorption independent of fed status resulting in almost immediate onset of action with longer expected duration of efficacy than subcutaneous injections of icatibant. Based on the positive results of the RAPIDe-3 study, we are preparing marketing authorizations of deucrictibant for the on-demand treatment of HAE attacks. We also have an ongoing open-label extension study of deucrictibant for the on-demand treatment of HAE attacks.

We also intend to file an sNDA of deucrictibant for the on-demand treatment of AAE-C1INH attacks following completion of the second part of the CREAATE pivotal Phase 3 study.

Prophylaxis

Currently there is not a bradykinin B2 receptor antagonist available for HAE prophylaxis. Icatibant has a very short half-life and would require multiple injections each day, making it generally unsuitable for prophylactic use, especially as most people report injection site pain.

Based on the positive results of the primary analysis of CHAPTER-1, we have initiated the confirmatory global Phase 3 trial CHAPTER-3 for the efficacy and safety evaluation of deucrictibant, as described below, in prophylactic treatment of HAE. In December 2024, Pharvaris initiated a global, pivotal, randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE. The study aims to enroll approximately 81 participants with HAE and randomize them in a 2:1 ratio to receive deucrictibant XR tablet (40 mg/day), which is the intended commercial dosage, or placebo, once daily for 24 weeks. The primary endpoint of the study is to evaluate the efficacy of deucrictibant compared to placebo for prophylaxis against angioedema attacks as measured by the time-normalized number of investigator-confirmed HAE attacks during the 24-week treatment period. Other objectives of the study include evaluating additional clinically relevant outcomes, deucrictibant’s safety and tolerability, pharmacokinetics and its impact on health-related quality of life measures in the prophylactic setting.

In addition, we also are running an open-label extension study, CHAPTER-4, in the prophylactic setting which will include participants from the CHAPTER-1 open-label extension, participants who have completed the randomized Phase 3 study, CHAPTER-3, and novel participants to collect long-time safety and efficacy data.

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

As of December 31, 2025, we own five U.S. patents and 150 national/regional patents, including in Australia, China, India, Indonesia, Japan, Mexico, South Korea, France, Germany, Italy, Netherlands, Spain and United Kingdom, that expire on November 23, 2038 or later, and 85 pending patent applications worldwide, including 6 pending U.S. applications, 79 pending non-U.S. applications, including applications in China, Europe and Japan. The U.S. patents, 93 national/regional patents and 10 of our pending patent applications contain composition-of-matter claims to the deucrictibant small molecule and derivatives thereof; deucrictibant is the active pharmaceutical ingredient (API) in, and therefore extends our patents/patent applications to, our IR and XR product candidates. Each such patent application can generally be categorized into one of three patent families: (1) those relating to the novel bradykinin-B2-receptor antagonists, (2) those relating to the cyclic bradykinin-B2-receptor antagonists, and (3) those relating to the new cyclic bradykinin-B2-receptor antagonists. Two national/regional patents and 9 of our pending applications contain claims directed to the use of deucrictibant in on-demand treatment of HAE and in prophylaxis for HAE, and accordingly extend the patent applications to methods of use of the IR and XR product candidates. 53 granted patents, including in China, France, Germany, Italy, Netherlands, Spain and United Kingdom, and 18 of our pending patent applications, including an U.S. application, contain claims directed to the formulation of our IR product candidate. Two of our applications that are pending in the U.S. and Europe contain claims directed to the crystal form of the API. Two European patents and 46 pending national/regional patent applications are directly or indirectly directed to the formulation of our deucrictibant XR product candidate and its use in chronic or prophylactic treatment of HAE. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patent applications, if granted, will not expire until November 24, 2038. We also rely upon trade secrets that may be important to the development of our business. Trade secrets are difficult to protect and provide us with only limited protection. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any patents that may be issued in the future.

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

Any such patent term extension can be for no more than five years, only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. We may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. In the future, if and when our product candidates receive approval from the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents we may obtain in the future covering deucrictibant, depending upon the length of the clinical trials for each product and other factors.

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

Under the BRAIN License, we are required to make one-time payments in an aggregate amount of up to €11.7 million upon the achievement of certain development, regulatory, and sales milestones. To date, we have paid an aggregate amount of approximately €3.7 million (approximately €0.3 million up-front plus €3.4 million in milestone payments). Under the BRAIN License, up to €8.0 million in aggregate potential milestone payments remain outstanding. In addition, we will be required to pay low to medium single-digit tiered royalties on direct or indirect net sales of licensed products. The royalties that we are required to pay under this agreement may be reduced on a country-by-country and product-by-product basis if sales of a generic version of a product account for 1% or more of the relevant market.

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

Manufacturing and Supply

We currently have two CDMOs for the production of deucrictibant active pharmaceutical ingredient (API). A robust and scalable synthetic route has been established. All raw materials can be purchased from multiple suppliers. We also partner with a leading CDMO for the manufacturing of the on-demand treatment product, deucrictibant IR capsules. Another well-established CDMO produces the prophylactic treatment product, deucrictibant XR tablets. A CDMO with a global footprint is responsible for packaging and worldwide distribution of Clinical Trial Material. We partnered with a further Commercial Packaging Organization (CPO) with a global footprint for the packaging and labeling of commercial finished drug product.

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

Currently, there are several approved therapies for HAE, including the following:

•
FIRAZYR: The bradykinin BR2 receptor antagonist FIRAZYR (icatibant) is approved for the treatment of acute attacks and is administered by subcutaneous administration. Seven generic forms of icatibant have been approved in the U.S. since July 2019 and more may be approved in the future.
•
C1INH: C1INH replacement therapy is available as an acute therapy (BERINERT, CINRYZE, and CETOR) and as a prophylactic therapy (HAEGARDA/BERINERT 2000/3000 and CINRYZE). These therapies are dosed subcutaneously and intravenously. Recombinant C1INH (RUCONEST) is also available as an acute therapy.
•
Kallikrein Inhibitors: KALBITOR (ecallantide) is a specific recombinant plasma kallikrein inhibitor that is dosed subcutaneously to treat acute HAE attacks. TAKHZYRO (lanadelumab-flyo) is a monoclonal antibody approved for prophylaxis of HAE attacks and can be self-administered as a subcutaneous injection. ORLADEYO (berotralstat) is a kallikrein inhibitor that was approved is dosed orally once daily for the prevention of HAE attacks. DAWNZERA (donidalorsen) is an RNA targeted plasma kallikrein antisense oligonucleotide delivered subcutaneously either once or twice a month and was approved in the U.S. in the third quarter of 2025. EKTERLY (sebetralstat) is an oral kallikrein inhibitor that was approved for on-demand treatment of HAE attacks in the U.S. in the third quarter of 2025.
•
Anti-factor XIIa mAb: ANDEMBRY (garadacimab) is an anti-factor XIIa mAb delivered subcutaneously once a month and approved in the U.S. in the second quarter of 2025.
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

We are also aware of a number of HAE therapies in clinical development: STAR-0215 from Astria, a long-lived monoclonal antibody inhibitor of plasma kallikrein dosed subcutaneously, a gene therapy – NTLA-2002 from Intellia, using CRISPR technology to knock out the gene for prekallikrein, and ARD-324 from ADARx, an siRNA in development for the prophylactic treatment of HAE.

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

Chemical and Pharmaceutical development

Chemical Development entails the development of the laboratory synthesis of the Drug Substance into a scalable process meeting the requirements of reproducibility, robustness, efficiency, and process safety, to manufacture the Drug Substance in high quality. Laboratory tests are conducted to develop a suitable formulation for clinical and commercial use. Pharmaceutical development includes the development of a formulation of the API, stability testing, and a robust Drug Product manufacturing process. The conduct of Chemical and Pharmaceutical development must comply with regulations and requirements set by the Competent Authorities, including compliance with cGMP.

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

The applicable federal and state healthcare laws and regulations, include, without limitation, the following:

•
The Federal Anti-Kickback Statute – An intent-based federal criminal statute that prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, recommendation, or arranging of, any item or service for which payment may be made, in whole or in part, by a federal health care program such as Medicare or Medicaid. The term “remuneration” has been interpreted broadly to include anything of value, including, without limitation, any kickback, bribe, or certain rebates. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act ("the PPACA"), among other things, amended the intent requirement of the federal Anti-Kickback Statute to clarify that a person or entity need not have actual knowledge of this statute or specific intent to violate it. The Anti-Kickback Statute applies to arrangements between pharmaceutical manufacturers on the one hand and individuals, such as prescribers, patients, purchasers, and formulary managers on the other hand, including, for example,consulting/speaking arrangements, discount and rebate offers, grants, charitable contributions, and patient support offerings, among others. A conviction for violation of the Anti-Kickback Statute can result in criminal fines and/or imprisonment and requires mandatory exclusion from participation in federal health care programs (such as Medicare and Medicaid). Exclusion may also be imposed if the government determines that an entity has committed acts that are prohibited by the Anti-Kickback Statute. Although there are a number of statutory exceptions and regulatory safe harbors to the federal Anti-Kickback Statute that protect certain common industry activities from prosecution, the exceptions and safe harbors are drawn narrowly and arrangements may be subject to scrutiny or penalty if they do not fully satisfy all elements of an available exception of safe harbor. The Anti-Kickback Statute safe harbors are the subject of possible regulatory reforms. Any changes to the safe harbors may impact our future contractual and other arrangements with pharmacy benefit managers, group purchasing organizations, third-party payors, wholesalers and distributors, healthcare providers and prescribers, and other entities, as well as our future pricing strategies.

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
•
HIPAA Health Information Privacy and Security—HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH"), imposes privacy, security, and breach reporting obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouse as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information (referred to as “protected health information” under the law), including, among other requirements, mandatory contractual terms and technical safeguards to protect the privacy, security and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.
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

Further, HIPAA, as amended by the HITECH, and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information (also known as “protected health information”). Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity.

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

The following diagram illustrates our corporate structure:

Pharvaris N.V.
The Netherlands
Pharvaris Holdings B.V.
The Netherlands
Pharvaris Netherlands B.V.
The Netherlands
Pharvaris, Inc.
Delaware, U.S.
Pharvaris GmbH
Zug, Switzerland
Pharvaris Pharmaceuticals, Inc.
Delaware, U.S.

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

Overview

We are a late-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, deucrictibant (previously referred to as PHA-022121 or PHA121), is a novel, oral, small-molecule bradykinin B2 receptor antagonist under development for the prevention or treatment of attacks due to bradykinin-mediated angioedema (AE-BK ), including hereditary angioedema (HAE) and acquired angioedema due to C1-inhibitor deficiency (AAE-C1INH). Deucrictibant has the potential to address unmet medical needs by bringing improvements beyond the therapeutic profile of existing medicines and providing patients with quality of life and convenience that is superior to current standard-of-care. We believe deucrictibant has the potential to provide injectable-like efficacy™ and placebo-like tolerability with the convenience of an oral therapy for both the prophylactic and on-demand treatment of HAE attacks.

Deucrictibant may address unmet medical needs of people living with AE-BK by both preventing attacks from occurring, using an extended-release (XR) tablet formulation of deucrictibant (previously referred to as PHVS719), as well as treat the manifestations of attacks, using an immediate-release (IR) capsule formulation of deucrictibant (previously referred to as PHVS416). The XR tablet formulation is designed to maintain therapeutic levels for over 24 hours and to achieve a steady-state plasma concentration within 72 hours, supporting a once-daily dosing regimen. The IR capsule formulation is designed to rapidly reach therapeutic exposure in order to mitigate HAE attacks symptoms quickly and completely with a single oral dose.

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

We initiated RAPIDe-3, a global, pivotal Phase 3, placebo-controlled study to evaluate deucrictibant IR capsule (20 mg) for the on-demand treatment of attacks in people 12 years and older with HAE, in March 2024 and reported topline data in December 2025. Deucrictibant demonstrated a clinically differentiated profile by meeting the primary and all key secondary efficacy endpoints with statistical significance and was well tolerated. Pharvaris plans to submit a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) in the first half of 2026 for the on-demand treatment of acute attacks of HAE.

In December 2024, we initiated CHAPTER-3, a global, pivotal, randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE.

In addition, we are also running open-label extension studies in both on-demand (RAPIDe-2) and prophylactic (CHAPTER-4) settings to collect long-term safety and efficacy data in HAE patients. In October 2025, we initiated CREAATE, a global, pivotal Phase 3 study of to assess the efficacy and safety of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks.

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

In addition, the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries with respect to the invasion of Ukraine and the conflict in the Middle East have created global security concerns that could result in regional conflicts and also adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our RAPIDe-1 and CHAPTER-1 studies include a significant number of patients in Germany, Poland, and Bulgaria, and we have a patient in Israel. A further escalation of the conflict in Ukraine may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Any of the foregoing could impede the execution of our clinical development plans.

A discussion of our financial condition and results of operations for the year ended December 31, 2024 can be found in our annual report on Form 20-F, filed with the SEC on April 7, 2025.

Financial operations overview

Revenues

We did not record any revenues during the period covered by the historical financial information included in this Annual Report. We do not expect to recognize any revenues before we are able to commercialize our first product.

Research and development expenses

We are focused on the clinical development of deucrictibant. Since our inception, we have devoted substantially all our resources to research and development efforts relating to the development of deucrictibant and our product candidates IR and XR. We expect that we will continue to incur significant research and development expenses as we seek to complete the clinical development of our product candidate XR, and achieve regulatory approval for, our product candidates IR and XR, and in connection with discovery and development of any additional product candidates.

Research and development expenses consist of the following:

•
employee benefits expenses, which includes salaries, pensions, share-based compensation ("SBC") expenses, bonus plans, travel and other related costs for research and development staff;
•
nonclinical expenses, which include costs of our outsourced discovery and nonclinical development studies;
•
clinical expenses, which includes costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CROs assisting with our clinical development programs;
•
manufacturing expenses, which include costs related to the manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities;

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
•
license costs.

We expect our total research and development expenses to increase in 2026, driven by activities supporting the preparation and submission of the New Drug Application for IR to the U.S. FDA, as well as the continued development of our XR product candidate and our clinical study in AAE.

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

Certain consulting, and facility-related costs previously reported under General and Administrative expenses were determined to be more appropriately classified as Research and Development expenses. The Company reclassified approximately €4.6 million from General and Administrative expenses to Research and Development expenses for the year ended December 31, 2025. This reclassification had no impact on the total operating expenses, net loss, or loss per share.

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
•
travel related expenses; and
•
expenses related to the build-out of our commercial organization, including assessments of the HAE market landscape, pricing research and congress attendance.

We anticipate that the continuing development of our business will contribute to future increase in general and administrative expenses. We also expect that general and administrative expenses will increase in the future as we incur additional costs associated with being a public company in the United States.

We undertook a review of our expense classification methodology within the General and Administrative section to better align with the nature of the underlying activities and industry practices. As a result of this review, €2.4 million of pre-commercial costs previously reported under “Other expenses” were determined to be more appropriately classified in other line items within the table. Variances that are not discussed below, are due to reclassifications and/or had no impact on the total General and Administrative expenses for the year ended December 31, 2025.

Selling and distribution expenses

Historically, we have not incurred any selling and distribution expenses. We anticipate incurring substantial selling and distribution expenses in future periods in order to establish a U.S. infrastructure for marketing and distribution, obtain supplies of active pharmaceutical ingredients, and manufacture commercial quantities of our product candidate.

Share-based compensation expenses

In 2016, we implemented an Equity Incentive Plan, or the Plan to attract, retain and motivate persons who are expected to make important contributions to us and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of our shareholders. In order to incentivize our directors and employees, our Board adopted the Pharvaris N.V. 2021 Equity Incentive Plan, or the 2021 Plan, for employees, consultants and directors prior to the completion of our initial public offering. The 2021 Plan became effective upon our conversion from Pharvaris B.V. into Pharvaris N.V., which occurred prior to the consummation of our initial public offering. The 2021 Plan provides for the grant of options, stock appreciation rights, restricted stock, RSUs, performance stock awards, other stock-based awards, performance cash awards and substitute awards.

The fair values of these instruments are recognized as personnel expenses in either research and development expenses or general and administrative expenses.

The SBC expense recorded for the years ended December 31, 2025, 2024 and 2023 were €19.1 million, €16.2 million and €10.7 million, respectively.

Comparison of the years ended December 31, 2024 and 2023

A discussion of the financial results for the year ended December 31, 2024 as compared to the year ended December 31, 2023 can be found in the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Financial operations overview—Comparison of the years ended December 31, 2024 and 2023” in our annual report on Form 20-F, filed with the SEC on April 7, 2025.

Comparison of the years ended December 31, 2025 and 2024

The following table summarizes our loss for the periods indicated:

	For the year ended
	December 31,
	2025	2024	Change	%
	(in €)
Research and development expenses	(124,478,334)	(98,563,529)	(25,914,805)	26%
General and administrative expenses	(45,344,598)	(47,124,638)	1,780,040	(4)%
Total operating expenses	(169,822,932)	(145,688,167)	(24,134,765)	17%
Finance income (expense)	(3,888,564)	13,291,664	(17,180,228)	(129)%
Loss before income tax	(173,711,496)	(132,396,503)	(41,314,993)	31%
Income taxes	(1,987,901)	(1,825,024)	(162,877)	9%
Loss for the period	(175,699,397)	(134,221,527)	(41,477,870)	31%

Research and development expenses

	For the year ended
	December 31,
	2025	2024	Change	%
	(in €)
Clinical expenses	(67,744,537)	(55,867,694)	(11,876,843)	21%
Personnel expenses	(35,755,155)	(27,767,184)	(7,987,971)	29%
Manufacturing costs	(12,024,982)	(9,434,537)	(2,590,445)	27%
Nonclinical expenses	(7,485,648)	(3,324,513)	(4,161,135)	125%
License costs	(1,065,471)	(1,592,687)	527,216	(33)%
Intellectual property costs	(402,541)	(576,914)	174,373	(30)%
Total research and development expenses	(124,478,334)	(98,563,529)	(25,914,805)	26%

Research and development expenses increased by €25.9 million in 2025, or 26%, from €98.6 million for the year ended December 31, 2024 to €124.5 million for the year ended December 31, 2025. The increase in research and development expenses was primarily driven by increased clinical and personnel expenditure.

For the years ended December 31, 2025 and 2024, clinical expenses were €67.7 million and €55.9 million, respectively. This represents an increase of €11.9 million, or 21%. The increase in clinical expenses is primarily due to higher expenses in the deucrictibant Phase 3 studies (IR, XR and AAE), although expenses for the IR program slowed down towards the data readout in December 2025, while XR and AAE continued enrolling patients through the end of 2025 (see project-specific table below).

For the years ended December 31, 2025 and 2024, personnel expenses were €35.8 million and €27.8 million, respectively. This represents an increase of €8.0 million, or 29%. The increase in personnel expenses is primarily driven by increases in salary, bonus and benefits expenses for existing employees and hiring new employees to support the three Phase 3 studies. The remaining increase in personnel expenses is driven by SBC expenses due to the new grants made during the period. SBC expense in the current period was €8.6 million versus €7.9 million in the prior period.

The following table summarizes our research and development expenses by project for the years ended December 31, 2025 and 2024:

	For the year ended
	December 31,
	2025	2024	Change	%
	(in €)
Project-Specific Expenses
On-Demand (IR) (HAE - Phase 3)	(28,227,615)	(30,528,841)	2,301,226	(8)%
Prophylaxis (XR) (HAE - Phase 3)	(32,103,855)	(27,033,364)	(5,070,491)	19%
AAE (AAE - Phase 3)	(6,947,530)	(212,533)	(6,734,997)	3169%
Unallocated Expenses
Personnel	(35,755,155)	(27,767,184)	(7,987,971)	29%
Other	(21,444,179)	(13,021,606)	(8,422,573)	65%
Total research and development expenses	(124,478,334)	(98,563,529)	(25,914,805)	26%

On-Demand (IR) project-specific expense decreased in the second half of 2025, due to completion of the RAPIDe-3 pivotal Phase 3 study.

Prophylaxis (XR) project-specific expense increased due to continued enrollment in the CHAPTER-3 pivotal Phase 3 study.

AAE project-specific expense increased during the current period due to the ramp-up of CREAATE, a global, pivotal Phase 3 study.

General and Administrative Expenses

	For the year ended
	December 31,
	2025	2024	Change	%
	(in €)
Personnel expenses	(23,139,822)	(18,883,708)	(4,256,114)	23%
Professional fees	(8,616,327)	(7,757,750)	(858,577)	11%
Insurance, facilities and office expenses	(5,957,027)	(6,509,691)	552,664	(8)%
Accounting, tax and auditing fees	(2,626,525)	(4,017,669)	1,391,144	(35)%
Travel expenses	(1,212,356)	(2,129,631)	917,275	(43)%
Consulting fees	(103,848)	(858,843)	754,995	(88)%
Other expenses	(3,688,693)	(6,967,346)	3,278,653	(47)%
General and administrative expenses	(45,344,598)	(47,124,638)	1,780,040	(4)%

General and administrative expenses decreased by €1.8 million, or (4)% from €47.1 million for the year ended December 31, 2024 to €45.3 million for the year ended December 31, 2025. The decrease was primarily driven by an increase of €3.9 million in personnel and professional Fees, offset by €6.9 million across the remaining general and administrative expenses categories.

For the years ended December 31, 2025 and 2024, personnel expenses were €23.1 million and €18.9 million, respectively. This represents an increase of €4.3 million, or 23%. The increase was primarily driven by the transition from contractors to employees, higher salaries, bonuses, and benefits for existing staff, and the hiring of additional employees to support growth. Share-based compensation expense also increased as a result of equity awards granted to new and existing employees. Share-based compensation expense in the current-year period was €10.4 million compared to €8.3 million in the prior-year period.

Excluding the previously described reclassification of €4.6 million from General and Administrative expenses to Research and Development expenses, the €6.9 million decline was driven primarily by the absence of €0.7 million in one-time Investor Relations expenses associated with financing that was recorded in consulting fees, as well as a €0.8 million reduction in legal fees that was recorded in professional fees. The decrease also reflects a €1.2 million reduction in consulting costs that was recorded in accounting, tax and audit fees, resulting from the replacement of external contractors with internal employees, a €1.0 million decrease in implementation related expenditures, and a €0.9 million reduction in conference, event, and other administrative expenses.

Finance (expense) / income - net

Finance (expense) / income – net, was (€3.9) million for the year ended December 31, 2025, compared to €13.3 million in 2024, representing a change of €17.2 million. This variance was primarily driven by a €19.1 million reduction in the value of U.S. dollar–denominated bank balances due to foreign exchange exposure, as the U.S. dollar depreciated by approximately 12% against the euro in 2025, compared to a 6% appreciation in 2024, partially offset by a €1.1 million increase in interest income.

Income taxes

The current period losses for which no deferred tax asset has been recognized, consists of the unrecognized tax effect of losses incurred in the principal Company in Switzerland. Following discussions with the Dutch tax authorities in November 2022, the Company concluded that foreign exchange results should be allocated to the principal Company in Switzerland. As a result, the current losses for the principal Company are partly exacerbated by the allocated foreign exchange results. The principal Company did not recognize the tax benefit of the losses incurred in previous years.

The Company and its subsidiaries have tax loss carry-forwards as of December 31, 2025 of approximately €643.0 million (2024: €449.8 million; 2023: €325.0 million), that are available for offsetting against future taxable profits of the Companies in which the losses arose. In the Netherlands, profits in a given year can be offset against tax loss carry forwards for an unlimited period of time. The amount of the offset is, however, limited to 50% of taxable income (in excess of €1.0 million). Under Swiss law, losses can be offset against future income or capital gains for seven years.

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

Share-based Compensation Arrangements

We adopted an equity-settled share-based compensation plan in 2016, pursuant to which certain participants are granted the right to acquire ordinary shares or RSUs of the Company. This plan has been superseded by the 2021 long term incentive plan. The grants made under these plans are accounted for in accordance with the policy as stated in Note 2.15 to our consolidated financial statements included elsewhere in this Annual Report. The total amount to be expensed is determined by reference to the fair value of the options or restricted stock units granted. The fair value of the options is measured at the date of grant using the Black-Scholes formula.

The use of the Black-Scholes formula requires use of certain assumptions relating to the expected option life, the volatility of stock price, the determination of an appropriate risk-free interest rate and expected dividends.

The input used in the measurement of the fair value per option at each grant/measurement date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	March 12,	March 12,	August 1,	April 15,	April 11,	April 11,	November 15,	April 6,
	2025	2025	2024	2024	2024	2024	2023	2023

Number of options	75,000	555,000	75,000	230,000	70,000	485,000	90,000	846,000
Fair value of the options	€11.86	€12.19	€11.65	€15.41	€16.83	€16.90	€12.27	€5.92
Fair value of the ordinary shares	€14.71	€14.71	€14.43	€18.97	€20.80	€20.80	€15.12	€7.36
Exercise price	€14.74	€14.74	€14.43	€18.97	€20.80	€20.80	€15.12	€7.36
Expected volatility (%)	105%	105%	100%	100%	105%	100%	100%	100%
Expected life (years)	5.5	6.1	6.1	6.1	5.5	6.1	6.1	6.1
Risk-free interest rate (%)	4.3%	4.3%	4.0%	4.7%	4.7%	4.7%	4.6%	3.6%

Expected volatility in 2025, 2024 and 2023, was based on the volatility of the Company and comparable peer group companies, while in prior periods expected volatility was based on an evaluation of the historical volatilities of comparable listed biotech-companies only. The expected life is based on Management’s best estimate of when the options will be exercised. The risk-free interest rate is based on the yield on US Government bonds depending on whether the exercise price is in euros or in US dollars. The expected dividend yield is zero considering the stage of the Company.

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

B.
Liquidity and capital resources

Since inception, we have incurred significant operating losses. We incurred losses of €175.7 million during the year ended December 31, 2025 and €134.2 million during the year ended December 31, 2024. Since inception, we have not generated any revenues or net cash flows from sales. We will not receive any revenues or net cash flows from sales until we successfully develop a product candidate, obtain regulatory approval and successfully commercialize it. There is no assurance that we will be able to do so.

To date, we have relied on the issuance of equity securities and pre-funded warrants to finance our operations and internal growth.

From inception through December 31, 2025, we have raised the following capital:

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
•
issuance of 11,125,000 ordinary shares and 1,375,000 pre-funded warrants raising €261.6 million (net of transaction costs); and
•
issuance of 9,562,500 ordinary shares and 500,000 pre-funded warrants raising €160.3 million (net of transaction costs).

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

In July 2025, the Company entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners, LLC as representatives of the underwriters, pursuant to which the Company agreed to issue and sell (i) 9,562,500 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 500,000 ordinary shares in an underwritten offering. The offering closed on July 24, 2025, and the Company generated net proceeds of €160.3 million ($188.5 million), after deducting fees and expenses of €10.9 million ($12.8 million).

The pre-funded warrants were exercised in September 2025 for gross exercise proceeds of €0.004 million ($0.005 million) and resulted in issuance of 500,000 ordinary shares.

As of December 31, 2025 we held cash and cash equivalents of €291.7 million. Of the cash on hand, €0.1 million relates to guarantees. We do not expect positive operating cash flows in the foreseeable future and remain dependent on additional financing to fund our research and development expenses, general and administrative expenses and financing costs. We believe that the available cash balances are sufficient to execute our operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of the consolidated statements of loss and comprehensive loss. Accordingly, the consolidated statements of loss and comprehensive loss have been prepared on a going concern basis.

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

In addition, while we seek to minimize our exposure to third-party losses of our cash and cash equivalents, we hold our balances in a number of large financial institutions. However, these institutions are subject to risk of failure. For example, in March 2023, the Federal Deposit Insurance Corporation was appointed as receiver for Silicon Valley Bank ("SVB"). As of April 2, 2026, none of our cash and cash equivalents are held with SVB. All of our cash and cash equivalents are held with other large financial institutions, and we do not expect further developments with SVB to have a material impact on our cash and cash equivalents balance, expected results of operations, or financial performance for the foreseeable future. However, if there are issues in the wider financial system and if other financial institutions fail, our business and financial condition could be materially affected.

Cash Flows

Comparison for the years ended December 31, 2024 and December 31, 2023

A discussion of our cash flows for the year ended December 31, 2024 as compared to the year ended December 31, 2023 can be found in the section entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the years ended December 31, 2024 and 2023” in our annual report on form 20-F, filed with the SEC on April 7, 2025.

The following table sets forth our primary sources and uses of our cash and cash equivalents for each of the periods set forth below:

	For the year ended
	December 31,
	2025	2024	Change	%
	(in €)
Net cash flows used in operating activities	(137,073,634)	(120,130,191)	(16,943,443)	14%
Net cash flows used in investing activities	(164,619)	(538,086)	373,467	(69)%
Net cash flows provided by financing activities	160,607,219	2,676,555	157,930,664	5901%
Net increase (decrease) in cash and cash equivalents	23,368,966	(117,991,722)	141,360,688	(120)%
Cash and cash equivalents at beginning of period	280,728,037	391,231,637	(110,503,600)	(28)%
Effect of exchange rate changes	(12,418,115)	7,488,122	(19,906,237)	(266)%
Cash and cash equivalents at end of period	291,678,888	280,728,037	10,950,851	4%

Operating activities

Net cash flows used in operating activities reflect our results for the period adjusted for, among other things, depreciation, unrealized foreign exchange results, share-based compensation arrangements, changes in working capital and accruals.

Net cash used in operating activities was €137.1 million for the year ended December 31, 2025 and primarily consisted of a net loss before taxes of €173.7 million adjusted for share-based compensation of €19.1 million, net foreign exchange losses €11.7 million and finance income of (€0.4) million, an increase in other current assets of €9.9 million and increase in accrued liabilities of €7.1 million and other changes in net working capital.

Financing activities

Net cash flows provided by financing activities increased by €157.9 million from €2.7 million for the year ended December 31, 2024 to €160.6 million for the year ended December 31, 2025.

The net cash provided by financing activities for the year ended December 31, 2025 consisted primarily of the receipt of €160.6 million received from the sale of ordinary shares and pre-funded warrants, offset by transaction costs of €10.9 million.

Net cash provided by financing activities in the year ended December 31, 2024 consisted primarily of the gross proceeds related to the pre-funded warrants that were exercised in January 2024 that resulted in the issuance of 1,375,000 ordinary shares.

Disclosure of contractual obligations

The Group has entered into research and development commitments amounting to a total of €119.2 million as of December 31, 2025 (2024: €109.9 million). The amount for research and development commitments does not include potential milestone fees, sublicense fees, royalty fees, licensing maintenance fees, and reimbursement of patent maintenance costs that we may be required to pay under the BRAIN License.

Under the BRAIN License, up to €8.0 million in aggregate potential milestone payments remain outstanding. In addition, we will be required to pay low to medium single-digit tiered royalties on direct or indirect net sales of licensed products. The royalties that we are required to pay under this agreement may be reduced on a country-by-country and product-by-product basis if sales of a generic version of a product account for 1% or more of the relevant market. We have not included such potential obligations because they are contingent upon the occurrence of future events and the timing and likelihood of such potential obligations are not known with certainty. For further information regarding this agreement and amounts that could become payable in the future under this agreement, please see “ITEM 4. INFORMATION ON THE COMPANY -- B. Business Overview-License Agreement.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and senior management Board of Directors

The following table presents information about our Board and Senior Management as of the date of this Annual Report.

			Initial year of
Name	Position	Age	appointment	Term
Board
Berndt Modig	Chief Executive Officer and Executive Director	67	2015	2028
Hans Schikan, Pharm.D.	Non-Executive Director	67	2019	2028
David Meeker, M.D.	Non-Executive Director	71	2021	2029
Robert Glassman, M.D.	Non-Executive Director	62	2021	2029
Viviane Monges	Non-Executive Director	62	2021	2029
Elisabeth Björk, M.D.	Non-Executive Director	64	2021	2026
Senior Management
Berndt Modig	Chief Executive Officer and Director	67	2015	N/A
Peng Lu, M.D., Ph.D.	Chief Medical Officer	48	2020	N/A
Anne Lesage, Ph.D.	Chief Early Development Officer	65	2015	N/A
Anna Nijdam, MSc RA	Head of Strategic Finance and Principal Accounting Officer	44	2020	N/A
Wim Souverijns, Ph.D.	Chief Commercial Officer	55	2021	N/A
Annick Deschoolmeester	Chief Human Resources Officer	53	2022	N/A
Stefan Abele, Ph.D.	Chief Technical Operations Officer	56	2023	N/A
David Nassif	Chief Financial Officer, Chief Legal Officer	71	2024	N/A

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

Mr. Schikan was previously at Genzyme, most recently serving as VP for Global Marketing and Strategic Development of Genzyme’s product portfolio for rare genetic diseases. He is currently Chairman of the Board of Vicore Pharma (STO: VICO) and Microbiotica, and Board Member of Organon N.V. Previously, he served on the boards of Sobi (STO: SOBI), Hansa Biopharma (STO: HNSA), Wilson Therapeutics (STO: WTX) (acquired by Alexion), Therachon (acquired by Pfizer), VectivBio (Nasdaq: VECT) (acquired by IronWood), Asceneuron, Complix and InteRNA. Mr. Schikan has a Pharm.D. degree from Utrecht University.

David Meeker, M.D.

Dr. Meeker has been a director since January 2021. Dr. Meeker is the Chairman of the Board of Directors, President and Chief Executive Officer of Rhythm Pharmaceuticals, Inc. Prior to joining Rhythm Pharmaceuticals, Dr. Meeker served as President and Chief Executive Officer of KSQ Therapeutics, Inc. from 2017 to 2020. Prior to joining KSQ, Dr. Meeker worked at Sanofi Genzyme from 2011 to 2017, in a variety of roles, including as President and Chief Executive Officer of Genzyme, a Sanofi Company, as a member of Sanofi’s

Executive Committee, and as Executive Vice President and Head of Sanofi Genzyme, Sanofi’s specialty care unit with responsibility for rare diseases, multiple sclerosis, oncology and immunology franchises. Prior to joining Genzyme, Dr. Meeker was Director of the Pulmonary Critical Care Fellowship at the Cleveland Clinic. Dr. Meeker has served as Chair of Trevi Therapeutics since 2017 and as a member of the board of directors for Kardigan since 2024. He previously served as a Director of MyoKardia, Inc. until its acquisition by Bristol Myers Squibb.

Dr. Meeker holds a medical degree from the University of Vermont Medical School and completed the Advanced Management Program at Harvard Business School in 2000.

Robert Glassman, M.D.

Dr. Glassman has been a director since January 2021. Since July 2022, Dr. Glassman has served as the Executive Vice President, Search & Evaluation at Enavate Sciences, a $600M private equity fund that is a subsidiary of Patient Square Capital. Dr. Glassman also serves as a board member for EluraBio and he is an advisor at Centrexion.

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

Elisabeth Björk, M.D.

Dr. Bjӧrk has been a director since December 2021. Dr. Bjӧrk was Senior Vice President, Late-stage Development, Cardiovascular, Renal and Metabolism (CVRM), BioPharmaceuticals R&D at AstraZeneca and led the global development of medicines within this area for over 10 years. Throughout her career at AstraZeneca which began in 2002, she has gained broad drug development experience covering clinical development phase I-IV, large outcomes programs, major global filings and health authority interactions, and commercial strategy/implementation. Dr. Bjӧrk is an endocrinologist by training and an associate professor of medicine at Uppsala University, Sweden. She is also a board member of Rocket Pharmaceuticals, Vicore Pharma AB, Camurus AB, Hansa BioPharma AB, Betula Consulting AB, and NodThera.

Viviane Monges

Ms. Monges has been a director since July 2021 and serves as the Chair of the Audit Committee. She serves as a non-executive director at Ferring Pharmaceuticals, ADC Therapeutics, BioMerieux and Novo Holdings. Prior to these roles, Ms. Monges was Chair of the board of EUROAPI, and she held a position as VP of Finance of Nestlé's Business Excellence Division. Prior to that, she served as the Global CFO of the OTC division at Novartis. Ms. Monges also served as CFO of European Pharmaceuticals at Wyeth/Pfizer and as CFO of the Global Pharmaceutical Business unit of Wyeth/Pfizer. She holds an MBA from Ecole Supérieure de Commerce de Paris.

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

Dr. Lesage is an inventor on 11 patents and an author of 48 publications. Dr. Lesage founded GrayMatters Consulting in 2010, and advises early and late stage biotech companies, venture capital organisations, and government agencies and initiatives. In 2013, Dr. Lesage co-founded Kosa Pharma.

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

Annick Deschoolmeester

Ms. Deschoolmeester joined the Company in September 2021, with over 25 years of experience in human resources across various industries, including in management consulting and international talent management in the biotech and pharmaceutical industries. Before joining Pharvaris, she served as Global Head of Learning & Talent and as HR Business Leader, Plasma Derived Therapies with Takeda Pharmaceuticals (January 2019 - September 2021). Prior to that, Ms. Deschoolmeester developed a broad human resources background, working in human resources leadership roles at European, international and global levels with companies such as Shire Pharmaceuticals (April 2018 - March 2019, July 2014 - September 2016), Allergan (January 2017 - March 2018), Yahoo (January 2011 - March 2014) and PricewaterhouseCoopers (March 1999 - June 2002). She holds a master’s degree in Interpreting from the Provincial Hogeschool voor Vertalers & Tolken in Gent, Belgium.

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

David Nassif, J.D.

Mr. Nassif joined Pharvaris in 2024, bringing more than 30 years of life sciences industry experience in executive financial management roles in development-stage, commercial-stage, public and private companies.

Mr. Nassif serves as Chief Executive Officer, Chief Financial Officer, and Board Member at Sio Gene Therapies, where he was responsible for all finance, accounting, tax, treasury, legal, and SEC compliance and reporting activities until February 2022, when he undertook the liquidation and dissolution of the company. Prior to joining Sio, Mr. Nassif was Executive Vice President and Chief Financial Officer of SteadyMed Therapeutics, where he was instrumental in its acquisition by United Therapeutics in August 2018. From 2011 to 2014, Mr. Nassif served as the President and Chief Financial Officer of Histogen. Previously, he was Executive Vice President and Chief

Financial Officer of Zogenix and held several key roles at Amphastar Pharmaceuticals and RealAge Inc. Earlier in his career, Mr. Nassif held various positions with Cypros Pharmaceuticals, where he was instrumental in leading its merger with Ribogene, Inc. to form Questcor Pharmaceuticals, Inc.

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

Disclosure of Compensation of our Board and Senior Management

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.

The aggregate compensation, including benefits in kind, accrued or paid to members of our Board and Senior Management with respect to the year ended December 31, 2025 for services in all capacities was approximately €19.6 million. For the year ended December 31, 2025, we paid Mr. Modig, our Chief Executive Officer and Executive Director, €1.3 million in compensation and benefits in kind.

The table below shows the aggregate compensation, including benefits in kind, accrued or paid to individual members of the Board for the year ended December 31, 2025 in such capacity.

	Base salary	Total remuneration
Mr. Modig	€695,180	€1,262,077
Dr. Glassman	—	€47,859.00
Dr. Meeker	—	€81,796.00
Mr. Schikan	—	€53,080.00
Ms. Monges	—	€56,561.00
Dr. Björk	—	€39,157.00

The table below shows the number of options granted to individual members of the Board for the year ended December 31, 2025 in such capacity.

	Number of	Exercise	Expiration
	Options	Price	Date
Mr. Modig	180,000	$16.05	March 12, 2035
Dr. Glassman	15,000	$16.05	March 12, 2035
Dr. Meeker	15,000	$16.05	March 12, 2035
Mr. Schikan	15,000	$16.05	March 12, 2035
Ms. Monges	15,000	$16.05	March 12, 2035
Dr. Björk	15,000	$16.05	March 12, 2035

The table below shows the number of RSU's granted to individual members of the Board for the year ended December 31, 2025 in such capacity.

Number of
RSU's
Mr. Modig	60,000
Dr. Glassman	5,000
Dr. Meeker	5,000
Mr. Schikan	5,000
Ms. Monges	5,000
Dr. Björk	5,000

Share Ownership of our Board and Senior Management

The table below sets forth the share ownership of our Board and Senior Management as of March 17, 2026.

	Number of	Percentage
	Ordinary	of Shares
	Shares ³	Outstanding
Mr. Modig¹	988,958	1.51%
Mr. Schikan	389,667	<1%
Dr. Lesage²	176,851	<1%
Dr. Meeker	59,667	<1%
Dr. Glassman	9,667	<1%
Dr. Björk	9,667	<1%
Ms. Monges	9,154	<1%
Dr. Lu	10,918	<1%
Ms. Nijdam	23,165	<1%
Dr. Souverijns	12,153	<1%
Ms. Deschoolmeester	44,947	<1%
Dr. Abele	7,367	<1%
Mr. Nassif	40,352	<1%

1 Represents ordinary shares held by Schoodic Management B.V., an entity controlled by Mr. Modig.

2 Represents ordinary shares held by GrayMatters Consulting B.V., an entity controlled by Dr. Lesage.

3 Each ordinary share carries one vote per share.

Option Ownership of our Board and Senior Management

The table below presents the outstanding stock options held by the Board and Senior Management as of March 17, 2026.

			Percentage	Percentage
		Exercise	of Shares	of Fully	Expiration
Name	Options	Price	Outstanding	Diluted	Date
Mr. Modig	250,000	€16.69	0.38%	0.36%	February 5, 2031
Mr. Modig	140,000	€16.41	0.21%	0.20%	April 1, 2032
Mr. Modig	170,000	€7.37	0.26%	0.25%	April 6, 2033
Mr. Modig	150,000	€20.80	0.23%	0.22%	April 11, 2034
Mr. Modig	180,000	€14.71	0.28%	0.26%	March 12, 2035
Mr. Modig	210,000	€24.11	0.32%	0.30%	March 3, 2036
Dr. Lesage	16,472	€2.38	0.03%	0.02%	January 1, 2030
Dr. Lesage	120,000	€16.69	0.18%	0.17%	February 5, 2031
Dr. Lesage	65,000	€16.41	0.10%	0.09%	April 1, 2032
Dr. Lesage	100,000	€7.37	0.15%	0.15%	April 6, 2033
Dr. Lesage	50,000	€20.80	0.08%	0.07%	April 11, 2034
Dr. Lesage	60,000	€14.71	0.09%	0.09%	March 12, 2035
Dr. Lesage	60,000	€24.11	0.09%	0.09%	March 3, 2036
Dr. Lu	245,308	€2.38	0.38%	0.36%	February 3, 2030
Dr. Lu	79,000	€16.69	0.12%	0.11%	February 5, 2031
Dr. Lu	65,000	€16.41	0.10%	0.09%	April 1, 2032
Dr. Lu	80,000	€7.37	0.12%	0.12%	April 6, 2033
Dr. Lu	65,000	€20.80	0.10%	0.09%	April 11, 2034
Dr. Lu	67,500	€14.71	0.10%	0.10%	March 12, 2035
Dr. Lu	70,000	€24.11	0.11%	0.10%	March 3, 2036
Dr. Glassman	23,300	€5.94	0.04%	0.03%	January 1, 2031
Dr. Glassman	8,000	€16.69	0.01%	0.01%	February 5, 2031
Dr. Glassman	14,493	€16.41	0.02%	0.02%	April 1, 2032
Dr. Glassman	21,000	€7.37	0.03%	0.03%	April 6, 2033
Dr. Glassman	14,000	€20.80	0.02%	0.02%	April 11, 2034
Dr. Glassman	15,000	€14.71	0.02%	0.02%	March 12, 2035
Dr. Glassman	16,500	€24.11	0.03%	0.02%	March 3, 2036
Dr. Meeker	80,000	€5.94	0.12%	0.12%	January 1, 2031
Dr. Meeker	17,500	€16.41	0.03%	0.03%	April 1, 2032
Dr. Meeker	21,000	€7.37	0.03%	0.03%	April 6, 2033
Dr. Meeker	14,000	€20.80	0.02%	0.02%	April 11, 2034
Dr. Meeker	15,000	€14.71	0.02%	0.02%	March 12, 2035
Dr. Meeker	16,500	€24.11	0.03%	0.02%	March 3, 2036
Ms. Monges	35,000	€14.67	0.05%	0.05%	July 1, 2031
Ms. Monges	17,500	€16.41	0.03%	0.03%	April 1, 2032
Ms. Monges	21,000	€7.37	0.03%	0.03%	April 6, 2033
Ms. Monges	14,000	€20.80	0.02%	0.02%	April 11, 2034
Ms. Monges	15,000	€14.71	0.02%	0.02%	March 12, 2035
Ms. Monges	16,500	€24.11	0.03%	0.02%	March 3, 2036
Dr. Bjӧrk	35,000	€12.67	0.05%	0.05%	January 1, 2032
Dr. Bjӧrk	17,500	€16.41	0.03%	0.03%	April 1, 2032
Dr. Bjӧrk	21,000	€7.37	0.03%	0.03%	April 6, 2033
Dr. Bjӧrk	14,000	€20.80	0.02%	0.02%	April 11, 2034
Dr. Bjӧrk	15,000	€14.71	0.02%	0.02%	March 12, 2035
Dr. Bjӧrk	16,500	€24.11	0.03%	0.02%	March 3, 2036
Dr. Souverijns	115,000	€14.67	0.18%	0.17%	July 1, 2031
Dr. Souverijns	65,000	€16.41	0.10%	0.09%	April 1, 2032
Dr. Souverijns	75,000	€7.37	0.12%	0.11%	April 6, 2033
Dr. Souverijns	45,000	€20.80	0.07%	0.07%	April 11, 2034
Dr. Souverijns	67,500	€14.71	0.10%	0.10%	March 12, 2035
Dr. Souverijns	55,000	€24.11	0.08%	0.08%	March 3, 2036
Mr. Schikan	35,000	€16.69	0.05%	0.05%	February 5, 2031
Mr. Schikan	17,500	€16.41	0.03%	0.03%	April 1, 2032
Mr. Schikan	21,000	€7.37	0.03%	0.03%	April 6, 2033
Mr. Schikan	14,000	€20.80	0.02%	0.02%	April 11, 2034
Mr. Schikan	15,000	€14.71	0.02%	0.02%	March 12, 2035
Mr. Schikan	16,500	€24.11	0.03%	0.02%	March 3, 2036
Ms. Nijdam	30,000	€16.69	0.05%	0.04%	February 5, 2031
Ms. A. Deschoolmeester	70,000	€7.37	0.11%	0.10%	April 6, 2033
Ms. A. Deschoolmeester	45,000	€20.80	0.07%	0.07%	April 11, 2034
Ms. A. Deschoolmeester	60,000	€14.71	0.09%	0.09%	March 12, 2035

Ms. A. Deschoolmeester	60,000	€24.11	0.09%	0.09%	March 3, 2036
Dr. S Abele	89,500	€15.13	0.14%	0.13%	November 15, 2033
Dr. S Abele	40,000	€20.80	0.06%	0.06%	April 11, 2034
Dr. S Abele	60,000	€14.71	0.09%	0.09%	March 12, 2035
Dr. S Abele	60,000	€24.11	0.09%	0.09%	March 3, 2036
Mr. Nassif	230,000	€18.97	0.35%	0.33%	April 15, 2034
Mr. Nassif	75,000	€20.80	0.12%	0.11%	April 11, 2034
Mr. Nassif	60,000	€14.71	0.09%	0.09%	March 12, 2035
Mr. Nassif	60,000	€24.11	0.09%	0.09%	March 3, 2036

The table below sets forth the outstanding RSUs for our Board and Senior Management as of March 17, 2026.

Number of
RSU's
Mr. Modig	141,042
Dr. Glassman	5,500
Dr. Meeker	5,500
Mr. Schikan	5,500
Ms. Monges	5,500
Dr. Björk	5,500
Dr. Lesage	43,568
Dr. Lu	53,370
Ms. Nijdam	22,454
Dr. Souverijns	42,958
Ms. Deschoolmeester	46,262
Dr. Abele	41,849
Mr. Nassif	83,573

Equity Incentive Plans

2016 Equity Incentive Plan

In 2016, the Company adopted the Pharvaris B.V. 2016 Equity Incentive Plan, or the 2016 Plan, in order to advance the interests of the Company and its stakeholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing incentives for such persons to exert maximum efforts for the success of the Company and provide a means by which eligible individuals may benefit from increases in the value of the Company’s shares. The 2016 Plan was amended and restated in connection with our initial public offering. As of March 17, 2026, there were no shares available for issuance under the 2016 Plan.

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

As of March 17, 2026, the total number of options held by the Board and Senior Management and other employees is 4,561,018 with a weighted average exercise price of $17.26 per share.

As of March 17, 2026, the total number of unvested RSUs held by the Board and Senior Management is 502,576.

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

•
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
•
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
•
The DCGC recommends against providing equity awards as part of the compensation of a non-executive director. However, consistent with U.S. market practice, we have granted equity awards to our non-executive directors.
•
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
•
The DCGC recommends that the Board appoints a separate department for the internal audit function. However, the Company did not have any such department in place in 2025. Instead, adequate alternative measures have been taken and the Company has improved on robust internal controls to safeguard our operations and financial reporting. These measures include:

i.
Segregation of Duties: We have clearly defined roles and responsibilities to prevent any single individual from having excessive control over critical processes;
ii.
Regular Performance Reviews: All employees undergo periodic performance evaluations to ensure adherence to policies and procedures;
iii.
Review and Approval Processes: We have established rigorous approval workflows for financial transactions, ensuring proper oversight;
iv.
Education and Training: Our staff receives ongoing training on compliance, risk management, and ethical conduct;
v.
Engaging External Consultants: Recognizing the importance of independent oversight, we continued to engage an external consulting firm to assist the Company in maintaining compliance with Section 404 of the Sarbanes-Oxley Act. This firm assesses our internal control over financial reporting framework. Their expertise provides an objective evaluation of our processes, obviating the need for an internal audit department;
vi.
Testing and Verification: External consultants test transactions and review documentation to conclude on the design and execution of the controls;
vii.
Recommendations: External consultants provided recommendations for process improvements and risk mitigation to support the ongoing strengthening of the Company's internal control over financial reporting; and
viii.
Reporting to the Audit Committee: the Audit Committee is regularly provided with reports on internal control over financial reporting, enhancing transparency and accountability.
•
The DCGC recommends that the Company should have a Stakeholder Dialogue Policy in place. The Company does not have a formal Stakeholder Dialogue Policy in place in because the Company has identified relevant stakeholders and the various channels for dialogue that have already been implemented by the Company. Based on the stakeholder initiatives already in place, the Company agreed that this Policy was not necessary at this time.
•
The DCGC recommends that the Company should have a Diversity and Inclusion Policy in place. The Company does not have a formal Diversity and Inclusion Policy in place in which concrete targets in respect of gender diversity are included because of the following reasons:
i.
Collecting broader D&I data creates substantial data privacy issues under General Data Protection Regulations;
ii.
The Company meets board diversity requirements under Nasdaq rules and Dutch law;
iii.
The Company's employees are [55]% women and [45]% men; and
iv.
Diversity is explicitly embedded in the Company’s Core Values.

Despite not having a formal Diversity and Inclusion Policy, the Company does report on its gender diversity targets.

C.
Board Practices

Board Structure

The Board is charged with the management of the Company, which includes setting the Company's strategy, subject to the restrictions contained in our Articles of Association. Our executive director is charged primarily with the Company's day-to-day business and operations and the implementation of the Company's strategy. Our non-executive directors are charged primarily with the supervision of the performance of the duties of the Board. Each director is charged with all tasks and duties of the Board that are not delegated to one or more other specific directors by virtue of Dutch law, the Company's articles of association or any arrangement catered for therein (e.g., the internal rules of the Board). Each director has a statutory duty to act in the corporate interest of the Company and of the business connected with it. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the Company also applies in the event of a proposed sale or break-up of the Company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the Board regarding a material change in our identity or character requires approval of the general meeting.

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

Effective March 18, 2026, directors and officers (D&Os) of Foreign Private Issuers (FPIs) must comply with Section 16(a) of the Securities Exchange Act of 1934 to report equity ownership and trading via Forms 3, 4, and 5. This removes the previous exemption for FPI D&Os but notably excludes 10% beneficial owners from Section 16 requirements. Because we are an FPI, our directors and senior management are not subject to short-swing profit obligations under Section 16 of the Exchange Act.

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

D.
Employees

As of December 31, 2025, we had 129 employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe our relations with our employees are good.

The table below sets out the number of employees by main category of activity and geographical location as of December 31, 2025:

Geography	Research and development	General and administrative	Total
Switzerland	33	12	45
The Netherlands	12	10	22
United States	49	13	62
Total	94	35	129

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table presents information relating to the beneficial ownership of Pharvaris’ ordinary shares as of March 17, 2026, by:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•
each member of our Board and Senior Management; and
•
all members of our Board and Senior Management as a group.

The number of ordinary shares beneficially owned by each entity, person and member of Pharvaris’ Board or Senior Management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 17, 2026 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

This table is based upon information supplied by our named senior management, directors, and principal shareholders, and Schedules 13D, and 13G filed with the SEC. The percentage of outstanding ordinary shares is computed on the basis of 65,407,822 ordinary shares outstanding as of March 17, 2026. Ordinary shares that a person has the right to acquire within 60 days of March 17, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of the Board and Senior Management as a group. Unless otherwise indicated below, the address for each beneficial owner is c/o Pharvaris N.V., Emmy Noetherweg 2, 2333 BK Leiden, the Netherlands.

	Ordinary Shares Beneficially Owned
	Number of	Percentage of
Name of Beneficial Owner	Shares	Class
5% Beneficial Owner:
General Atlantic PH B.V. (1)	8,031,252	12.32%
FMR LLC (2)	5,192,894	7.96%
Entities affiliated with Foresite Capital (3)	4,778,581	7.33%
Viking Global Opportunities Illiquid Investments Sub-Master LP (4)	3,653,310	5.60%
EQT Life Sciences (Formerly LSP V Coöperatieve U.A.) (5)	3,556,805	5.45%
Entities affiliated with venBio Partners, LLC. (6)	3,547,504	5.44%

Board and Senior Management:
Mr. Modig (7)	1,684,167	2.58%
Dr. Lu (8)	518,122	*%
Mr. Schikan (9)	487,355	*%
Dr. Lesage (10)	500,467	*%
Dr. Souverijns (11)	288,824	*%
Dr. Meeker (12)	153,595	*%
Dr. Glassman (13)	107,355	*%
Ms. Monges (14)	107,355	*%
Dr. Björk (15)	112,022	*%
Ms. Deschoolmeester (16)	114,486	*%
Ms. Nijdam (17)	62,216	*%
Mr. Abele (18)	105,592	*%
Mr. Nassif (19)	221,393	*%
All executive officers and board members as a group
(13 persons)	4,462,949	6.84%

*
Indicates beneficial ownership of less than 1% of total outstanding ordinary shares.

(1)
Represents 8,031,252 ordinary shares held by General Atlantic PH B.V. General Atlantic PH B.V. (“GA PH”), is a wholly owned subsidiary of General Atlantic Coöperatief U.A. (“GA Coop UA”). The members that share beneficial ownership of the shares held by GA PH through GA Coop UA are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”), General Atlantic Partners (Lux) SCSp (“GAP Lux”), General Atlantic Cooperatief, L.P. (“GA Coop LP”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”), and GAP Coinvestments CDA, L.P. (“GAPCO CDA”). The general partner of GAP Lux is General Atlantic GenPar, (Lux) SCSp (“GA GenPar Lux”), and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à r.l. (“GA Lux”). The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) L.P. (“GAP (Bermuda)”), which is ultimately controlled by the Partnership Committee of GASC MGP, LLC (the “GA Partnership Committee”), is the general partner of GenPar Bermuda and GA Coop LP. GA LP, which is also controlled by the GA Partnership Committee, is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA.GAP (Bermuda), GA LP, GenPar Bermuda, GA Lux, GA GenPar Lux, and the GA Funds, (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The address of GA Coop LP, GAP Bermuda IV, GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA Coop UA is Prinsengracht 769, 1017 JZ, Amsterdam, The Netherlands. The address of GAP Lux, GA GenPar Lux and GA Lux is 412F, Route d’Esch, L-1471 Luxembourg. The address of GA LP, GAPCO III, GAPCO IV, GAPCO V, and GAPCO CDA is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. Each of the members of the GA Partnership Committee disclaims ownership of the shares except to the extent that he has a pecuniary interest therein.

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

(3)
Represents 4,778,581 ordinary shares held by Foresite Capital Fund IV, L.P. (“FCF IV”). Foresite Capital Management IV, LLC (“FCM IV”), is the general partner of FCF IV and may be deemed to have sole voting and dispositive power over shares held by FCF IV. James Tananbaum is the sole managing member of FCM IV and may be deemed to have sole voting and dispositive power over shares held by FCF IV. Each of FCM IV and James Tananbaum disclaims beneficial ownership of shares held by FCF IV except to the extent of any pecuniary interest therein. The address of FCF IV, FCM IV, and James Tananbaum is c/o Foresite Capital Management, 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939.

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

(7)
Includes 38,958 ordinary shares held and 950,000 ordinary shares held by Schoodic Management B.V., an entity controlled by Mr. Modig. Includes 28,335 options and RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(8)
Includes 12,056 options and RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(9)
Includes 1,240 options and RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(10)
Includes 163,969 ordinary shares held by GrayMatters Consulting BVBA, an entity controlled by Dr. Lesage and includes 11,623 options and RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(11)
Includes 10,741 options and RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(12)
Includes 50,000 ordinary shares held and 1,240 options and RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(13)
Includes 1,240 options and RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(14)
Includes 1,240 options and RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(15)
Includes 4,667 ordinary shares held and 1,240 options and RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(16)
Includes 30,671 ordinary shares held and 12,294 options and RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(17)
Includes 400 ordinary shares held and 9,054 RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”

(18)
Includes 8,464 options and RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan.”
(19)
Includes 46,727 ordinary shares held and 19,771 options and RSU's that vest within 60 days of March 17, 2026. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Equity Incentive Plan."

As of March 17, 2026, approximately 60.9 million of our outstanding ordinary shares are held by at least 6 record holders in the United States, including Cede and Company which is the record holder for 59.5 million ordinary shares. Cede and Company is a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede and Company therefore is the technical shareholder of record for all of our shares that were issued in our initial public offering and are held by DTC participants, as such shareholders do not themselves hold direct property rights in our ordinary shares, but rather have contractual rights in such shares that are part of a chain of contractual rights involving Cede and Company. All ordinary shares carry one voting right. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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

In July 2025, the Company entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners, LLC as representatives of the underwriters, pursuant to which the Company agreed to issue and sell (i) 9,562,500 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 500,000 ordinary shares in an underwritten offering. The offering closed on July 24, 2025, and the Company generated net proceeds of €160.3 million ($188.5 million), after deducting fees and expenses of €10.9 million ($12.8 million).

The pre-funded warrants were exercised in September 2025 for gross exercise proceeds of €0.004 million ($0.005 million) and resulted in issuance of 500,000 ordinary shares.

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

Agreements and Arrangements with Senior Management

The Company engages GrayMatters Consulting BV, a management entity for the purpose of providing key management services to the Company. This management entity is considered a related party, as it provides key management services and exercises key management functions. In the 2025, 2024 and 2023 fiscal years, the aggregate amount of expense recognized were €0.7 million, €0.2 million and €0.6 million, respectively.

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

During 2023 and 2022, Dr. Jochen Knolle received €0.5 million and €0.6 million under his consulting agreement with the Company, while serving as the Company’s Chief Scientific Officer (“CSO”). In late 2023, he relinquished the CSO title but remains a consultant. Since October 2023, Dr. Jochen Knolle has been serving as a strategic advisor to the CEO and executive committee. For this purpose, the Management services agreement with JCK Consulting has been adjusted to provide for a fixed fee per day (on average 8 hours) during which Dr. Knolle renders advisory services. The current agreement ends on March 31, 2026. The agreement may be terminated earlier by either party honoring a 3-month notice.

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

Clawback Policy

Our Board has adopted a policy relating to recovery of erroneously awarded compensation (a “Clawback Policy”) in accordance with the final clawback rules adopted by the SEC, and the listing standards, as set forth in the Nasdaq Listing Rule 5608, to recoup “excess” incentive compensation, if any, earned by current and former executive officers (or any other senior executives or employees who may from time to time be deemed subject to the Clawback Policy by the compensation committee of our Board) during a three year look back period in the event of a financial restatement due to material noncompliance with any financial reporting requirement under the securities laws. Our Clawback Policy shall be administered by the compensation committee of our Board. Our Clawback Policy is filed as Exhibit 97.1 to this Annual Report on Form 20-F for the year ended December 31, 2025.

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

This section is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the tax rates, tax brackets and deemed returns, applicable on the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change may invalidate the contents of this section, which will not be updated to reflect such change. Where this section refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.

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
ii.
a holder of our ordinary shares, if the ordinary shares held by such holder qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of, or right to acquire, 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding, or right to acquire, of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);
iii.
a holder of our ordinary shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ordinary shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally, a holder of our ordinary shares may be entitled, subject to certain other requirements, to the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital;
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
v.
a holder of our ordinary shares if such holder is an individual for whom the ordinary shares or any benefit derived from the ordinary shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001), and
i.
holders of our ordinary shares that are entities resident in Aruba, Curaçao or Sint Maarten, conducting a business through a permanent establishment (vaste inrichting) or permanent representative (vaste vertegenwoordiger) in Bonaire, Sint Eustasius, or Saba, to which the ordinary shares are attributable.

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
•
an amount equal to the nominal value of our ordinary shares issued or an increase of the nominal value of ordinary shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
•
partial repayment of the paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the nominal value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term “net profits” includes anticipated profits that have yet to be realized.

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

Dividend stripping

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention. The burden of proof with respect to beneficial ownership of dividends distributed by us rests on the Dutch tax authorities. If, however, a shareholder would receive dividends, including dividends on the ordinary shares, in a calendar year in respect of which an aggregate amount of €1,000 in Dutch dividend withholding tax would otherwise be due based on the rate of 15%, the burden of proof with respect to beneficial ownership of such dividends lies with the shareholder. Furthermore, for shares traded on a regulated market, including the ordinary shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.

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
vi.

is a reverse hybrid (within the meaning of Article 2(11) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid holding a Qualifying Interest in the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid,, all within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021).

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

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally, if the holder of ordinary shares is a Dutch Resident Entity, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2026).

Dutch Resident Individuals

If the holder of our ordinary shares is a Dutch Resident Individual, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch personal income tax at the progressive rates (with a maximum of 49.50% in 2026), if:

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

The Dutch Resident Individual's assets and liabilities taxed under this regime, including the ordinary shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the ordinary shares, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (y) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2026).

The deemed return applicable to the other investments (mentioned under (ii) b) above), including the ordinary shares is set at 6.00% for the calendar year 2026. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ordinary shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

On June 6 and 14, 2024, the Dutch Supreme Court (Hoge Raad) ruled that the Dutch income tax regime for savings and investments as described above (the “Box 3 Regime”) in certain specific circumstances contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “Rulings”). In the Rulings, the Dutch Supreme Court introduced a rebuttal provision (tegenbewijsregeling) pursuant to which taxpayers have the possibility to demonstrate that the actual return realized by the taxpayer in respect of their investments assets (as calculated in line with the rules as set out in the Rulings), is less than the deemed return realized by the taxpayer in respect of those assets (as calculated in accordance with the rules of the Box 3 regime). The rebuttal provision introduced by the Dutch Supreme Court as well as the rules set out in the Rulings have been implemented in Dutch tax law pursuant to the Dutch Box 3 Rebuttal Scheme Act (Wet tegenbewijsregeling box 3). If the taxpayer successfully demonstrates that the actual return is less than the deemed return (using a standardized form), the taxpayer will be taxed on the actual return instead of the deemed return. The Dutch Box 3 Rebuttal Scheme Act offers a temporary solution until a new Box 3 regime is introduced, which is expected as of 1 January 2028 at the earliest. Holders of ordinary shares are advised to consult their own tax advisor to ensure that the tax in respect of the ordinary shares is levied in accordance with the applicable Dutch tax rules at the relevant time.

Non-residents of the Netherlands

A holder of our ordinary shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch income tax in respect of income derived or deemed to be derived from our ordinary shares or in respect of capital gains realized on the disposal or deemed disposal of the ordinary shares, provided that:

i.
such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969, as applicable) which, in whole or in part, is either effectively managed in the

Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and
ii.
in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares that go beyond ordinary asset management and does not otherwise derive benefits from the ordinary shares that are taxable as benefits from miscellaneous activities in the Netherlands.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A Material modifications to instruments

Not applicable.

B. Material modifications to rights

Not applicable.

C. Withdrawal or substitution of assets

Not applicable.

D. Change in trustees or paying agents

Not applicable.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2025 our management, including our Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS Accounting Standards (IFRS) as issued by International Accounting Standards Board. Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘’COSO’’). Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, has audited the Company’s financial statements for the fiscal year ended December 31, 2025, and has included its attestation report on management's assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. Their report can be found under “ITEM 18. FINANCIAL STATEMENTS”.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act that occurred during the year ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees

Audit fees in 2025 and 2024 amounted to €979,412 and €869,163, respectively, and relate to audit services provided by our principal accountants in 2025 and 2024, respectively, PricewaterhouseCoopers Accountants N.V., in connection with our annual audit, quarterly reviews and review of registration statements and comfort letters for the Company.

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

4.14

Sales Agreement, dated as of April 12, 2024, between Pharvaris N.V. and Leerink Partners LLC (incorporated herein by reference to Exhibit 1.2 to the Company’s Registration Statement on FormF-3ASR (File No. 333-278650), filed with the SEC on April 12, 2024).

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

Date: April 2, 2026

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Pharvaris N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Pharvaris N.V. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Research and Development Clinical and Manufacturing Accruals

As described in Notes 2.16 and 16 to the consolidated financial statements, the Company estimates the level of services performed by vendors and the associated cost incurred for the research and development services performed. The Company has recorded €5.8 million and €2.9 million for clinical accrued liabilities and manufacturing accrued liabilities respectively for the estimated research and development costs incurred but not yet billed or paid as of 31 December 2025. These accruals relate to obligations under contracts with clinical research organizations (‘CROs’), manufacturers, vendors and consultants.

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

/s/ PricewaterhouseCoopers Accountants N.V.

Amsterdam, The Netherlands

April 2, 2026

We have served as the Company’s auditor since 2020

Consolidated Statement of Loss and Comprehensive Loss

		Years ended December 31,
		2025	2024	2023
	Note	€	€	€
Research and development expenses	3	(124,478,334)	(98,563,529)	(65,575,030)
General and administrative expenses	4	(45,344,598)	(47,124,638)	(31,338,590)
Total operating expenses		(169,822,932)	(145,688,167)	(96,913,620)
Finance (expenses) income	6	(3,888,564)	13,291,664	(2,912,643)
Loss before income tax		(173,711,496)	(132,396,503)	(99,826,263)
Income tax expense	7	(1,987,901)	(1,825,024)	(1,048,805)
Net Loss		(175,699,397)	(134,221,527)	(100,875,068)
Other comprehensive (loss) / income
Items that may be reclassified to profit or loss:
Exchange (loss) gain arising on translation of foreign operations		(407,895)	152,310	(57,874)
Total comprehensive loss attributable to:
Equity holders of the Company		(176,107,292)	(134,069,217)	(100,932,942)
Basic and diluted loss per share	19	(2.97)	(2.48)	(2.63)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Financial Position

		As at	As at
		December 31,	December 31,
		2025	2024
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	642,470	667,000
Right-of-use assets	9	756,951	813,842
Deferred tax assets	7	887,352	474,347
Current assets
Current tax receivable	10	3,994,384	2,486,680
Receivables	10	556,739	457,834
Other current assets	11	2,938,215	5,747,025
Cash and cash equivalents	12	291,678,888	280,728,037
Total assets		301,454,999	291,374,765
Equity and liabilities
Equity	13
Share capital		7,825,271	6,525,539
Share premium		792,549,401	623,641,380
Other reserves		50,766,138	39,711,103
Currency translation reserve		(270,169)	137,726
Accumulated loss		(579,596,307)	(402,255,007)
Total equity		271,274,334	267,760,741
Long term liabilities
Non-current lease liability	9	576,585	639,043
Current liabilities
Trade and other payables	14	5,114,186	4,562,900
Accrued liabilities	16	23,348,472	17,588,407
Current lease liability	9	200,213	222,427
Current tax payable		941,209	601,247
Total liabilities		30,180,665	23,614,024
Total equity and liabilities		301,454,999	291,374,765

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Changes in Shareholders' Equity

					Currency
		Share	Share	Other	translation	Accumulated	Total
	Notes	capital	premium	reserves	reserve	losses	Equity
		€	€	€	€	€	€
Balance at January 1, 2023		4,057,976	289,177,197	20,169,459	43,290	(164,188,892)	149,259,030
Net Loss		—	—	—	—	(100,875,068)	(100,875,068)
Issue of share capital	13	2,169,859	340,388,989	—	—	—	342,558,848
Transaction costs on issue of shares		—	(17,712,292)	—	—	—	(17,712,292)
Tax effect on transaction costs		—	714,733	—	—	—	714,733
Currency translation reserve		—	—	—	(57,874)	—	(57,874)
Settlement of share-based payments	18	46,998	3,243,359	(2,937,889)	—	(854,668)	(502,200)
Share-based payments	18	—	—	10,663,226	—	—	10,663,226
Balance at December 31, 2023		6,274,833	615,811,986	27,894,796	(14,584)	(265,918,628)	384,048,403
Balance at January 1, 2024		6,274,833	615,811,986	27,894,796	(14,584)	(265,918,628)	384,048,403
Net Loss		—	—	—	—	(134,221,527)	(134,221,527)
Issue of share capital	13	165,000	(165,000)	12,609	—	—	12,609
Transaction costs on issue of shares		—	592,000	—	—	—	592,000
Tax effect on transaction costs		—	851,662	—	—	—	851,662
Currency translation reserve		—	—	—	152,310	—	152,310
Settlement of share-based payments	18	85,706	6,550,732	(4,404,835)	—	(2,114,852)	116,751
Share-based payments	18	—	—	16,208,533	—	—	16,208,533
Balance at December 31, 2024		6,525,539	623,641,380	39,711,103	137,726	(402,255,007)	267,760,741
Balance at January 1, 2025		6,525,539	623,641,380	39,711,103	137,726	(402,255,007)	267,760,741
Net Loss		—	—	—	—	(175,699,397)	(175,699,397)
Issue of share capital	13	1,207,500	170,029,468	—	—	—	171,236,968
Transaction costs on issue of shares		—	(10,888,209)	—	—	—	(10,888,209)
Tax effect on transaction costs		—	1,386,613	—	—	—	1,386,613
Currency translation reserve		—	—	—	(407,895)	—	(407,895)
Settlement of share-based payments	18	92,232	8,380,149	(7,995,359)	—	(1,641,903)	(1,164,881)
Share-based payments	18	—	—	19,050,394	—	—	19,050,394
Balance at December 31, 2025		7,825,271	792,549,401	50,766,138	(270,169)	(579,596,307)	271,274,334

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Cash Flows

		Years ended December 31,
		2025	2024	2023
	Notes	€	€	€
Operating activities
Loss before tax		(173,711,496)	(132,396,503)	(99,826,263)
Non-cash adjustments to reconcile loss before tax to net cash flows / used in operations:
Share-based payment expense	5	19,050,394	16,208,533	10,663,226
Depreciation expense	8 & 9	418,353	269,562	257,551
Net foreign exchange loss (gain)		11,742,407	(7,329,038)	2,794,435
Finance (income) costs		(439,591)	(5,422,550)	(204,019)
Changes in working capital:
(Increase) in receivables		(331,339)	(34,316)	(41,051)
Decrease (increase) in other current assets		1,745,450	(136,354)	(953,861)
(Decrease) increase in trade and other payables		(25,909)	1,653,175	(4,171,990)
Increase (decrease) in accrued liabilities		6,236,077	4,407,453	(695,753)
Income taxes paid		(2,168,735)	(2,767,247)	(1,108,410)
Interest received		410,755	5,417,094	237,042
Net cash flows used in operating activities		(137,073,634)	(120,130,191)	(93,049,093)
Investing activities
Purchase of property, plant and equipment	8	(164,619)	(538,086)	(89,984)
Net cash flows used in investing activities		(164,619)	(538,086)	(89,984)
Financing activities
Proceeds from issue of shares and pre-funded warrants	13	171,737,647	2,244,212	342,911,317
Transaction costs		(10,911,415)	592,000	(17,297,810)
Payment of principal portion of lease liabilities	9	(219,013)	(159,657)	(220,507)
Net cash flows provided by financing activities		160,607,219	2,676,555	325,393,000
Net increase (decrease) in cash and cash equivalents		23,368,966	(117,991,722)	232,253,923
Cash and cash equivalents at the beginning of the year		280,728,037	391,231,637	161,837,429
Effect of exchange rate changes		(12,418,115)	7,488,122	(2,859,715)
Cash and cash equivalents at the end of the year	12	291,678,888	280,728,037	391,231,637

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.

1.1 Corporate information

The consolidated financial statements of Pharvaris N.V. (the "Company" or "Pharvaris") and its subsidiaries (collectively, "The Group") for the year ended December 31, 2025 were authorized for issue in accordance with a resolution of the directors on April 2, 2026.

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

1.2 Group information

Subsidiaries

The consolidated financial statements of the Group include:

			% of equity interest
Name	Legal seat	Country of incorporation	2025	2024
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%
Pharvaris Pharmaceuticals, Inc.*	Delaware	United States of America	100%	N/A

*Pharvaris Pharmaceuticals, Inc was incorporated in June 2025

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

Certain personnel, consulting, and facility related costs previously reported under General and Administrative expenses were determined to be more appropriately classified as Research and Development expenses. The Company reclassified approximately €4.6 million from General and Administrative expenses to Research and Development expenses for the year ended December 31, 2025. This reclassification had no impact on the total operating expenses, net loss, or loss per share.

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

2.4 Segment reporting

Operating segments are identified based on whether the allocation of resources and/ or the assessment of performance of a particular component of Group’s activities are regularly reviewed as a separate operating segment by the Executive Committee which serves as the Chief Operating Decision Maker ("CODM"). By these criteria, the activities of Pharvaris are considered to be one segment which comprises the discovery, development and commercialization of oral bradykinin B2 receptor antagonists and the segmental analysis is the same as the analysis for Pharvaris as a whole. The CODM reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance.

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

2.6 Notes to the cash flow statement

The cash flow statement has been prepared using the indirect method. The cash and cash equivalents disclosed in the cash flow statement comprises of cash at bank and money market funds.

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

Transaction costs of equity transactions are either accounted for as a deduction from equity, but only to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided, or are deferred on the balance sheet until the equity instrument is recognized. The costs of an equity transaction that is abandoned are recognized as an expense.

Subsequent measurement

Financial assets are subsequently measured at amortized cost. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the asset is derecognized, modified or impaired.

For the year ended December 31, 2025, the Group had the following financial assets to be measured at amortized cost:

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

2.10 Cash and cash equivalents

Cash and cash equivalents comprise bank balances and money market funds.

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

2.16 Expenses

Research and development expenses

Research activities undertaken with the prospect of gaining new scientific knowledge and understanding are expensed as incurred. Development expenses are capitalized only if the cost involved can be measured reliably, the product or process under development is technically feasible, future economic benefits are probable and the Group has the intention and resources to complete development and use or sell it. Due to the regulatory environment and other types of uncertainty, management has determined that the criteria for capitalizing development costs to intangible assets, as set out in IAS 38, have not been met and therefore the Group has not capitalized any development expenses in 2025 or 2024. See Note 3 for information relating to research and development expenses incurred in the reporting period.

At each balance sheet date, the Group estimates the level of services performed by the vendors and the associated cost incurred for the services performed.

General and administrative expenses

Expenses are recognized in the Group’s consolidated statements of loss and comprehensive loss as expenses when incurred.

Personnel expenses

Wages and salaries, social security contributions, paid leave and bonuses, and other employee benefits are recognized in the financial year in which the employees provide the associated services.

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

The amendment is effective for reporting periods beginning on or after January 1, 2026. The amendments are not expected to have a material impact on the Group.

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

3. Research and development expenses

	2025	2024	2023
	€	€	€
Clinical expenses	(67,744,537)	(55,867,694)	(30,690,293)
Personnel expenses (Note 5)	(35,755,155)	(27,767,184)	(19,132,307)
Manufacturing costs	(12,024,982)	(9,434,537)	(6,500,986)
Nonclinical expenses	(7,485,648)	(3,324,513)	(8,977,187)
License costs	(1,065,471)	(1,592,687)	—
Intellectual Property costs	(402,541)	(576,914)	(274,257)
	(124,478,334)	(98,563,529)	(65,575,030)

Development expenses are currently not capitalized but are recorded in the consolidated statements of profit or loss and other comprehensive loss because the recognition criteria for capitalization are not met.

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

License costs comprise milestone payments associated with the development, approval and commercialization of deucrictibant, including the payment of a milestone during the fourth quarter of 2025 for the successful finalization of the Phase III study.

4. General and administrative expenses

	2025	2024	2023
	€	€	€
Personnel expenses (Note 5)	(23,139,822)	(18,883,708)	(13,314,359)
Professional fees	(8,616,327)	(7,757,750)	(4,689,462)
Facilities, communication and office expenses	(5,957,027)	(6,509,691)	(6,031,513)
Accounting, tax and auditing fees	(2,626,525)	(4,017,669)	(2,029,554)
Travel expenses	(1,212,356)	(2,129,631)	(1,797,588)
Consulting fees	(103,848)	(858,843)	(602,110)
Other expenses	(3,688,693)	(6,967,346)	(2,874,004)
	(45,344,598)	(47,124,638)	(31,338,590)

In 2022 and 2021 the Group entered into a number of short-term rental arrangements, the expenses are included in "Other expenses".

For the year ended December 31, 2025, depreciation expense of €0.4 million (2024: €0.1 million; 2023: €0.06 million), which relate to property, plant and equipment and leases, is included in the 'Other expenses' line.

5. Personnel expenses

	2025	2024	2023
	€	€	€
Wages and salaries	(33,570,013)	(25,805,171)	(18,746,645)
Pension charges	(2,063,817)	(1,572,233)	(1,156,028)
Other social security charges	(3,579,948)	(3,064,955)	(1,880,767)
Share-based payments	(19,050,394)	(16,208,533)	(10,663,226)
Other employee related costs	(630,805)	—	—
	(58,894,977)	(46,650,892)	(32,446,666)

The number of staff (in FTE's) employed by the Group at December 31, 2025 was 129 (2024: 108; 2023: 82).

6. Finance income / (expense)

	2025	2024	2023
	€	€	€
Foreign exchange differences	(10,250,749)	7,869,114	(3,116,662)
Interest and other income over bank balances	6,535,046	5,469,464	224,494
Other finance expenses	(172,861)	(46,914)	(20,475)
	(3,888,564)	13,291,664	(2,912,643)

The Group reports financial results in Euros. Since bank balances are in Euros, U.S. Dollars and Swiss Francs, changes in the conversion rates of the Dollars and Swiss Francs versus the Euro result in either income or expense over time. Interest income relates to earnings on cash deposits.

7. Income taxes

	2025	2024	2023
	€	€	€
Current income tax expense	(1,087,278)	(1,033,115)	(473,623)
Deferred tax (charge)	(900,623)	(791,909)	(575,182)
Income tax (expense)	(1,987,901)	(1,825,024)	(1,048,805)

The current tax expenses for the years ended December 31, 2025, 2024 and 2023 relates to the Company's U.S. and Dutch subsidiaries as the result of a cost-plus agreement between the U.S. and Dutch entities and the Group's principal entity in Switzerland. For the year ended December 31, 2025, a tax benefit of €1.4 million is additionally directly recognized in equity (2024: €0.9 million; 2023: €0.7 million).

Reconciliation of income tax benefit / (expense) at statutory tax rate and the income tax benefit / (expense) as reported in the consolidated statement of profit or loss and other comprehensive income is as follows:

	2025	2024	2023
	€	€	€
Loss before income tax	(173,711,496)	(132,396,503)	(99,826,263)
Income tax at statutory income tax rate in the Netherlands (2025, 2024 and 2023: 25.8%)	44,817,566	34,158,298	25,755,176
Effect of tax rates in other countries	(24,993,816)	(17,611,881)	(14,334,369)
Recognition (derecognition) of previously unrecognized (recognized) deferred tax assets	270,882	762,594	(58,506)
Current period losses for which no deferred tax asset has been recognized	(22,244,353)	(17,950,456)	(14,771,877)
Nondeductible expenses	(891,058)	(1,085,015)	(458,482)
Prior period adjustments	1,052,878	(98,564)	2,819,253
Income tax (expense)	(1,987,901)	(1,825,024)	(1,048,805)

The effective tax rate for 2025 is (1.1%) (2024: (1.4)%; 2023: (1.1)%).

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

The Group has tax loss carry-forwards as of December 31, 2025 of approximately €643.0 million (2024: €449.8 million; 2023: €325.0 million;), that are available for offsetting against future taxable profits of the Companies in which the losses arose. A new Dutch tax law came into effect on January 1, 2022. Under the new tax law, profits in a given year can be offset against tax loss carry forwards for an unlimited period of time. The amount of the offset will be limited to 50% of taxable income (in excess of €1.0 million). Under Swiss law, losses can be offset against future income or capital gains for seven years.

Tax loss carry-forwards incurred in current and prior years will expire as follows:

	Switzerland	Netherlands	Tax losses
Year	€	€	€
2027	103,161,581	—	103,161,581
2028	74,599,050	—	74,599,050
2029	108,339,820	—	108,339,820
2030	323,032,344	—	323,032,344
Unlimited	—	33,892,029	33,892,029
Total carry-forward losses	609,132,795	33,892,029	643,024,824

Deferred taxes

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses and deductible temporary differences can be utilized. The net deferred tax asset balance at December 31, 2025, includes €0.9 million of deductible temporary differences that have been recognized as deferred tax asset and relates to personnel bonus accruals that are expected to reverse within 12 months after the balance sheet date.

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

Movements in deferred tax balances

	R&D	Fixed	Non-current provisions
	expenses	assets	and liabilities	Total
Deferred tax assets	€	€	€	€
At January 1, 2025	1,901,513	—	626,838	2,528,351
(Charged)/credited
- Profit or (loss)	46,119	—	483,602	529,721
- Currency translation differences	—	—	(90,558)	(90,558)
At December 31, 2025	1,947,632	—	1,019,882	2,967,514
Deferred tax liability
At January 1, 2025	—	(152,491)	(1,901,513)	(2,054,004)
(Charged)/credited
- Profit or (loss)	—	2,388	(46,120)	(43,732)
- Currency translation differences	—	17,574	—	17,574
At December 31, 2025	—	(132,529)	(1,947,633)	(2,080,162)
Net deferred tax assets at December 31, 2025				887,352
	R&D	Fixed	Non-current provisions
	expenses	assets	and liabilities	Total
Deferred tax assets	€	€	€	€
At January 1, 2024	1,754,773	—	400,200	2,154,973
(Charged)/credited
- Profit	146,740	—	193,381	340,121
- Currency translation differences	—	—	33,257	33,257
At December 31, 2024	1,901,513	—	626,838	2,528,351
Deferred tax liability
At January 1, 2024	—	(12,671)	(1,754,773)	(1,767,444)
(Charged)/credited
- Loss	—	(133,628)	(146,740)	(280,368)
- Currency translation differences	—	(6,192)	—	(6,192)
At December 31, 2024	—	(152,491)	(1,901,513)	(2,054,004)
Net deferred tax assets at December 31, 2024				474,347

The total unrecognized deferred tax assets from temporary differences amounts to €9.2 million as at December 31, 2025 (2024: €10.4 million, 2023: €11.0 million).

8. Property, plant and equipment

	Notes	2025	2024
Net book value		€	€
As of January 1,		667,000	223,678
Additions		164,620	538,085
Depreciation expenses	4	(189,150)	(94,763)
As of December 31,		642,470	667,000

		2025	2024
Cumulative depreciation		€	€
As of January 1,		(220,136)	(125,373)
Depreciation		(189,150)	(94,763)
As of December 31,		(409,286)	(220,136)

		2025	2024
Cumulative Costs		€	€
As of January 1,		887,136	349,051
Additions		164,620	538,085
As of December 31,		1,051,756	887,136

During 2025, the Group acquired assets with a cost of €0.2 million (2024: €0.5 million; 2023: €0.09 million). The investments in property, plant and equipment, relate to equipment, tools and installations.

9. Leases

The following table provides information about the Group’s right of use assets:

	2025	2024
	€	€
As of January 1,	813,842	231,893
Additions / (Disposals)	—	756,748
Remeasurement	251,427	—
Depreciation charges	(229,203)	(174,799)
Impact of transaction of foreign currency	(79,115)	—
As of December 31,	756,951	813,842

The following table provides information about the Group’s lease liabilities at December 31, 2025:

	2025	2024
	€	€
Office leases	(776,798)	(861,470)
Total lease liability	(776,798)	(861,470)
Current Portion	(200,213)	(222,427)
Non-current Portion	(576,585)	(639,043)

The following table provides information about the maturities of the Company’s lease liabilities at December 31, 2025:

As at December 31,	€
Less than 1 year	310,692
1-5 Years	894,952
Total lease payments	1,205,644
Less: imputed interest	428,846
Total lease liabilities	776,798
Current lease liabilities	200,213
Long-term lease liabilities	576,585

Office leases consist of (i) a lease that was renewed on December 1, 2025 with an expiration date of November 30, 2028 for offices in Leiden, the Netherlands. The lease has a lease term of three years, and (ii) a new lease agreement entered into on October 16, 2024 with an expiration date of December 31, 2029, for office space in Lexington, Cranberry One Suite 400, United States of America, or the U.S. The lease has a lease term of five years.

On June 30, 2024 a lease related to office space in Lexington, Cranberry One Suite 300, expired.

The average incremental borrowing rate applied to the lease liability related to the Leiden lease was 7.77% during the twelve months ended December 31, 2025 and 2024.

The average incremental borrowing rate applied to the lease liability related to the U.S. lease was 6.39% for the year ended December 31, 2025.

Depreciation expense of €0.2 million for each of the years ended December 31, 2025, 2024 and 2023, was incurred and is reflected in general and administrative expenses as determined by the underlying activities.

The total expense related to short-term and low-value leases in 2025 was €0.3 million, (2024: €0.4 million; 2023: €0.2 million) and is included in facility, communication, and office expenses.

Cash outflows related to leases during the years ended December 31, 2025, 2024 and 2023 were €0.2 million in each of the years.

10. Receivables

	2025	2024
	€	€
Current tax receivable	3,994,384	2,486,680
VAT receivables	556,739	457,834
	4,551,123	2,944,514

11. Other current assets

	2025	2024
	€	€
Prepayments	2,938,215	5,747,025
	2,938,215	5,747,025

Prepayments mainly relate to prepaid insurance, prepaid research and development expenses and rent.

12. Cash and cash equivalents

	2025	2024
	€	€
Cash and cash equivalents	291,678,888	280,728,037
	291,678,888	280,728,037

The Cash and cash equivalents consist of bank balances and money market funds and are not subject to any restriction. Of the cash on hand, €0.1 million relates to guarantees. Cash and cash equivalent balances as of December 31, 2025 include investments in money market funds of €232.5 million at fair market value. (Cost: €241.2 million) (December 31, 2024: Euro nil).

13. Equity

On December 31, 2025 and 2024, the Company’s authorized share capital amounted to € 14.1 million divided into 117,500,000 ordinary shares, each with a nominal value of (€0.12). (2023: authorized share capital amounted to € 14.1 million divided into 58,750,000 ordinary shares and 58,750,000 preferred shares, each with a nominal value of (€0.12).

As of December 31, 2025, the total number of issued and fully paid shares was 65,210,590 (2024: 54,379,491; 2023: 52,290,212).

As of December 31, 2025, the issued share capital totaled €7.8 million (2024: €6.5 million; 2023: €6.3 million).

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

As of December 31, 2025, the Company has sold a total of 593,927 ordinary shares under the sales agreement generating total net proceeds of €9.3 million ($9.8 million), after deducting €0.3 million ($0.3 million), which was payable to Leerink Partners as commission in respect of such sales.

On April 12, 2024, the Company terminated the March 2022 sales agreement and entered into a new sales agreement with Leerink Partners (the “April 2024 Sales Agreement”), pursuant to which it may sell ordinary shares having an aggregate offering price of up to $175 million from time to time through Leerink Partners. In April 2024, the Company filed a Form F-3 ASR Registration Statement (the “F-3 ASR”) and prospectus, allowing the Company to sell an unspecified amount of its securities with the Securities and Exchange Commission. The F-3 ASR was supplemented by a prospectus supplement covering an at-the-market program providing for the sales from time to time of up to $175 million of its ordinary shares pursuant to the April 2024 Sales Agreement.

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

In July 2025, the Company entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners, LLC as representatives of the underwriters, pursuant to which the Company agreed to issue and sell (i) 9,562,500 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 500,000 ordinary shares in an underwritten offering. The offering closed on July 24, 2025, and the Company generated net proceeds of €160.3 million ($188.5 million), after deducting fees and expenses of €10.9 million ($12.8 million).

The pre-funded warrants were exercised in September 2025 for gross exercise proceeds of €0.004 million ($0.005 million) and resulted in issuance of 500,000 ordinary shares.

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

	2025	2024
	Number of shares	Number of shares
Ordinary shares	65,210,590	54,379,491
	65,210,590	54,379,491

No dividend was distributed in 2025, 2024 or 2023.

The following describes the nature and purpose of each reserve within equity:

Share premium

The amount subscribed for share capital in excess of nominal value.

Other reserves

Other reserves consist of share-based payments reserve, which is used to recognize the grant date fair value of options and RSUs issued to employees and consultants over the vesting period.

14. Trade and other payables

	2025	2024
	€	€
Trade payables	5,114,186	4,562,900
	5,114,186	4,562,900

15. Financial assets and liabilities fair value

Fair values of cash, receivables, and current liabilities approximate their carrying amounts due to the short-term maturities of these instruments.

16. Accrued liabilities

	2025	2024
	€	€
Consulting, professional and audit liability	1,226,432	729,162
Clinical accrued liabilities	5,806,522	5,221,572
Manufacturing accrued liabilities	2,879,222	1,767,291
Nonclinical accrued liabilities	527,935	445,238
Personnel related accruals	11,432,445	7,827,392
Other accrued liabilities	1,475,916	1,597,752
	23,348,472	17,588,407

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

For the year ended December 31, 2025 the Group recognized a foreign exchange loss of €10.3 million (2024: foreign exchange gain of €7.9 million; 2023: foreign exchange loss of €3.1 million). The foreign exchange losses and gains were primarily related to the U.S. dollar cash holding of the Company's subsidiary and the associated weakening and strengthening of the U.S. dollar compared to euro during the year.

At December 31, 2025, 2024 and 2023, if the U.S. dollar had weakened / strengthened by 10% against the euro with all other variables held constant, the cash balance would have been €18.1 million, €13.5 million and €18.8 million higher / lower, respectively.

At December 31, 2025, 2024 and 2023, if the CHF had weakened / strengthened by 10% against the euro with all other variables held constant, the cash balance would have been €3.8 million, €5.4 million and €7.1 million higher / lower, respectively.

The Group keeps an amount of €72.2 million, $213.1 million and CHF35.5 million in its bank accounts as of December 31, 2025 (2024: $139.8 million, €92.4 million and CHF50.6 million).

Interest risk

The Group has no borrowings and is therefore not exposed to changes in the interest rates on loans and borrowings. The Group has €291.7 million of cash on the balance sheet at December 31, 2025. The Group implemented its treasury strategy to monitor the impact of changes in interest rates.

Credit risk

Credit risk arises from cash and other financial assets, including deposits with banks and financial institutions. Cash deposits and investments are placed only with accredited financial institutions. Credit risk is further limited by investing only in liquid instruments. The

Group’s maximum exposure to credit risk for the components of the statements of financial position on December 31, 2025 and 2024 are the carrying amounts as illustrated in Note 12. There are no financial assets past due date or impaired.

Concentration of Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash. Cash deposits are placed only with reputable financial institutions with a credit rating of not less than A-(Standard & Poor’s). Credit risk is further limited by investing only in liquid instruments. As of December 31, 2025, cash consists of cash deposited with four financial institutions and account balances may exceed insured limits.

Liquidity risk

Liquidity risk is the risk that the Group might encounter difficulties in meeting the obligations associated with its financial liabilities, which are normally settled by delivering cash. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due.

As of December 31, 2025, the Company has cash and cash equivalents of €291.7 million.

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

The below table summarizes the maturity profile of the Group’s accrued liabilities based on contractual undiscounted payments:

	Less than 12 months	1 to 5 years	Total
December 31, 2025	€	€	€
Trade and other payables	5,114,186	—	5,114,186
Accrued liabilities	23,348,472	—	23,348,472
Lease Liabilities	310,692	894,952	1,205,644
	Less than 12 months	1 to 5 years	Total
December 31, 2024	€	€	€
Trade and other payables	4,562,900	—	4,562,900
Accrued liabilities	17,588,407	—	17,588,407
Lease Liabilities	354,902	1,006,729	1,361,631

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

On March 12, 2025, a total of 75,000 stock options were granted to members of the Board of Directors with an exercise price of €14.74 per share with a final exercise date of March 11, 2035, unless forfeited or exercised on an earlier date. 100% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, subject to the option holder’s continuous service.

On March 12, 2025, a total of 555,000 stock options were granted to members of key management with an exercise price of €14.74 per share with a final exercise date of March 11, 2035, unless forfeited or exercised on an earlier date. 25% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of shares subject to the option shall vest on each subsequent monthly anniversary of the vesting commencement date, subject to the option holder’s continuous service through each applicable vesting date.

The share-based payment expenses are recognized over the service period in the consolidated statement of loss and comprehensive loss. The share-based payment expense recorded for the years ended December 31, 2025, 2024 and 2023 that related to Options, amounted to €11.2 million, €10.5 million and €6.2 million, respectively.

The following table illustrates the number and weighted average exercise prices of, and movements in, stock options during the year:

		Weighted		Weighted		Weighted
		average		average		average
	2025	exercise price	2024	exercise price	2023	exercise price
	Number stock options	€	Number stock options	€	Number stock options	€
Outstanding January 1,	3,869,188	12.36	3,830,652	9.46	3,181,538	9.69
Granted	630,000	14.74	860,000	19.79	936,000	6.53
Exercised	(408,989)	1.75	(514,356)	3.41	(241,825)	1.45
Forfeited	(139,167)	16.61	(307,108)	14.79	(45,061)	8.90
Outstanding December 31,	3,951,032	13.01	3,869,188	12.36	3,830,652	9.46

Out of the total outstanding stock options at December 31, 2025, 2,598,455 stock options were exercisable (2024: 2,416,042; 2023: 1,919,721). The options outstanding at December 31, 2025 had an exercise price in the range of €2.38 to €20.8 (2024: €0.01 to €23.10; 2023: €0.01 to €16.88) and a weighted-average remaining contractual life of 6.9 years (2024: 6.1 years; 2023: 6.4 years).

A total of 408,989 share options were exercised during the period ended December 31, 2025, (2024: 514,356; 2023: 241,825) and had a weighted-average share price of €20.09 (2024: €19.34; 2023: €20.08) at the date of exercise.

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

In 2024 the Company granted a total of 455,799 RSUs to employees with a final vesting date four years later unless forfeited on an earlier date. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates. The fair value of the RSUs granted after the IPO is determined based on the closing share price on the grant date. The weighted-average grant date fair value of the RSUs granted in 2025 amounted to €16.76.

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

In 2025 the Company granted 440,005 RSUs to employees with a final vesting date four years later unless forfeited on an earlier date. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates. The weighted-average grant date fair value of the RSUs granted in 2025 amounted to €15.12.

In 2025 the Company granted 186,000 RSUs to existing key Management. The RSUs shall vest over a four-year period, with 25% of the aggregate number of RSUs vesting on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of RSUs vesting on each subsequent monthly anniversary of the vesting commencement date, subject to continuous service through each applicable vesting date. The weighted-average grant date fair value of the RSUs granted in 2025 amounted to €14.78.

In 2025 the Company granted 25,000 RSUs to members of the Board of Directors. The RSUs shall vest on the 12-month anniversary of the vesting start date. The weighted-average grant date fair value of the RSUs granted in 2025 amounted to €14.82.

The share-based payment expense recorded for the years ended December 31, 2025, 2024 and 2023 that related to RSUs, amounted to €7.8 million, €5.7 million and €4.5 million, respectively.

The following table illustrates the number of and movements in unvested RSUs during the year:

	2025	2024	2023
	Number RSUs	Number RSUs	Number RSUs
Outstanding January 1,	1,272,790	1,033,814	795,694
Granted	651,005	728,784	528,004
Vested and settled	(471,455)	(294,238)	(209,671)
Forfeited	(34,708)	(195,570)	(80,213)
Outstanding December 31,	1,417,632	1,272,790	1,033,814

Fair Value Measurement of the Stock Options

The input used in the measurement of the fair value per option at each grant/measurements date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	March 12,	March 12,	August 1,	April 15,	April 11,	April 11,	November 15,	April 6,
	2025	2025	2024	2024	2024	2024	2023	2023

Number of options	75,000	555,000	75,000	230,000	70,000	485,000	90,000	846,000
Fair value of the options (€)	€11.86	€12.19	€11.65	€15.41	€16.83	€16.90	€12.27	€5.92
Fair value of the ordinary shares (€)	€14.71	€14.71	€14.43	€18.97	€20.80	€20.80	€15.12	€7.36
Exercise price (€)	€14.74	€14.74	€14.43	€18.97	€20.80	€20.80	€15.12	€7.36
Expected volatility (%)	105%	105%	100%	100%	105%	100%	100%	100%
Expected life (years)	5.5	6.1	6.1	6.1	5.5	6.1	6.1	6.1
Risk-free interest rate (%)	4.3%	4.3%	4.0%	4.7%	4.7%	4.7%	4.6%	3.6%
Expected dividend yield	—	—	—	—	—	—	—	—

Expected volatility in 2025, 2024 and 2023, was based on the volatility of the Company and comparable peer group companies. The expected life is based on Management’s best estimate of when the options will be exercised. The risk-free interest rate is based on the yield on US Government bonds. The expected dividend yield is zero considering the stage of the Company.

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

Unvested RSU's and outstanding options are not included in the calculation of diluted earnings per share because they are antidilutive in 2025, 2024 and 2023.

Basic and diluted loss per share

	Year Ended December 31,
	2025	2024	2023
	€	€	€
Net Loss	(175,699,397)	(134,221,527)	(100,875,068)
Weighted average number of ordinary shares outstanding	59,159,247	54,020,549	38,391,654
Basic and diluted loss per share	(2.97)	(2.48)	(2.63)

20. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

Charité Research Organisation GmbH (Charité CRO)

Dr. Knolle, who served as Chief Scientific Officer and Chief Operating Officer since the Company's inception up to September 30, 2023, was a member of the board of Charité Research Organisation GmbH, or Charité CRO until February 28, 2022. The Company has entered into a service contract with Charité CRO according to which Charité CRO provides services supporting research for the Company. In fiscal year 2023, payments to Charité CRO with respect to this service contract amounted to €0.5 million.

Key management personnel compensation

	2025	2024	2023
	€	€	€
Short term employee benefits	5,393,637	5,291,290	4,467,603
Post employee benefits	262,245	263,873	189,996
Share-based payments	12,217,044	9,012,222	6,252,492
Total	17,872,926	14,567,385	10,910,091

At 31 December 2025, 2024 and 2023, no short-term employee benefits have been capitalized.

The Group engages a management entity for the purpose of providing key management services and/or strategic advisory services to the Company. This management entity is considered a related party, as it provides key management advisory services and exercises key management functions. The aggregate amount of expense recognized in the consolidated statements of loss and comprehensive loss related to this related party for the 2025, 2024 and 2023 fiscal years were €0.7 million, €0.8 million and €0.6 million, respectively.

During 2023, Dr. Jochen Knolle received €0.5 million under his consulting agreement with the Company, while serving as the Company’s Chief Scientific Officer (“CSO”). In late 2023, he relinquished the CSO title but remains a consultant.

At December 31, 2025, 2024 and 2023, the aggregate amounts payable to key management personnel were €1.6 million, €1.5 million and €1.4 million, respectively.

21. Commitments and contingencies

This section provides additional information about items not recognized in the financial statements but could potentially have a significant impact on the Group’s financial position and performance.

Service contracts

The Group has entered into research and development commitments in relation to the developments of the Group’s oral bradykinin B2 receptor antagonist.

The Group's contractual obligations and commitments as of December 31, 2025 amounted to €119.2 million (2024: €109.9 million) primarily related to research and development activities.

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

Under the BRAIN License, up to €8.0 million in aggregate potential milestone payments remain outstanding. In addition, the Company will be required to pay BRAIN low to medium single-digit tiered royalties on direct or indirect net sales of licensed products. The royalties that the Company is required to pay BRAIN under this agreement may be reduced on a country-by-country and product-by-product basis if sales of a generic version of a product account for 1% or more of the relevant market.

22. Contingent liabilities and contingent assets

Other than milestones and royalties discussed in Note 21 above, the Group had no contingent liabilities and no contingent assets at December 31, 2025 and 2024.

22. Events after the reporting period

The Company has evaluated subsequent events through April 2, 2026, which is the date the consolidated financial statements were authorized for issuance, and did not identify any significant event after the reporting period that needs to be disclosed.

Signatories to the financial statements

Leiden, April 2, 2026

Pharvaris N.V.
Board of directors

/s/ D. Meeker	/s/ R. Glassman
D. Meeker	R. Glassman

/s/ E. Björk	/s/ B.A.E. Modig
E. Björk	B.A.E. Modig

/s/ V. Monges	/s/ J.G.C.P. Schikan
V. Monges	J.G.C.P. Schikan